Filed pursuant to Rule 424(b)(3)
Registration No. 333-204982

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

On May 21, 2015, Eagle Rock Energy Partners, L.P. (“Eagle Rock”) and Vanguard Natural Resources, LLC (“Vanguard”) entered into an agreement and plan of merger, pursuant to which an indirect subsidiary of Vanguard will merge with and into Eagle Rock (the “merger”), with Eagle Rock surviving the merger as a wholly owned indirect subsidiary of Vanguard (as such agreement may be amended from time to time, the “merger agreement”). The general partner interest of Eagle Rock is indirectly owned by Eagle Rock and will remain outstanding following the merger. Under the terms of the merger agreement, holders of Eagle Rock common units (“Eagle Rock unitholders”) will receive 0.185 common units of Vanguard for each Eagle Rock common unit held (the “merger consideration”). The exchange ratio for the merger consideration is fixed and will not be adjusted to reflect changes in the price of Eagle Rock common units or Vanguard common units prior to the closing of the transactions contemplated by the merger agreement. The merger consideration represented a 24.5% premium to the closing price of Eagle Rock’s common units on May 21, 2015 (the last full trading day prior to the announcement of the merger). The common units of Eagle Rock are traded on the NASDAQ Global Select Market under the symbol “EROC,” and the common units of Vanguard are traded on the NASDAQ Global Select Market under the symbol “VNR.” In connection with the merger, certain merger-related compensation payments may become payable to Eagle Rock’s named executive officers (the “merger-related compensation”).

The board of directors (“Eagle Rock Board”) of Eagle Rock Energy G&P, LLC (“Eagle Rock G&P”), the general partner of the general partner of Eagle Rock, has unanimously (i) determined that the merger agreement is advisable to and in the best interests of Eagle Rock and its unitholders, (ii) approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and (iii) recommended that Eagle Rock unitholders vote to approve the merger agreement and the transactions contemplated thereby. In addition, the Eagle Rock Board has resolved to recommend that the Eagle Rock unitholders approve the merger-related compensation proposal. Accordingly, the Eagle Rock Board recommends that Eagle Rock unitholders vote “FOR” the approval of the merger agreement and the transactions contemplated thereby and “FOR” the approval of the merger-related compensation proposal. The board of directors of Vanguard (the “Vanguard Board”) has unanimously (i) determined that the merger, the merger agreement, and the transactions contemplated thereby, including the issuance of Vanguard common units as merger consideration pursuant to the merger agreement (the “Vanguard common unit issuance”), are advisable to and in the best interests of Vanguard and its unitholders, (ii) approved the merger, the merger agreement and the transactions contemplated thereby, including the Vanguard common unit issuance, and (iii) recommended that the holders of Vanguard common units and class B units, voting together as a single class, vote in favor of the Vanguard common unit issuance. Accordingly, the Vanguard Board recommends that the holders of Vanguard common units and class B units vote “FOR” the Vanguard common unit issuance.

Vanguard has also entered into a Purchase Agreement and Plan of Merger (as such agreement may be amended from time to time, the “LRE merger agreement”) with LRR Energy, L.P. (“LRE”), pursuant to which, subject to the terms and conditions thereof, a subsidiary of Vanguard will merge with and into LRE (the “LRE merger”), with LRE continuing as the surviving entity, and, at the same time, Vanguard will purchase all of the limited liability company interests in LRE GP, LLC, the general partner of LRE (“LRE GP”), resulting in both LRE and LRE GP becoming wholly owned subsidiaries of Vanguard. Neither the Vanguard unitholders nor the Eagle Rock unitholders are entitled to vote with respect to the approval of the LRE merger agreement or the LRE merger. The completion of the LRE merger is not a condition to the completion of the merger, and the completion of the merger is not a condition to the completion of the LRE merger.

If the transactions contemplated by the LRE merger agreement (the “LRE Transactions”) are consummated, immediately following the completion of both the merger and the LRE Transactions, it is expected that Eagle Rock unitholders will own approximately 22.0% of the outstanding common units of Vanguard. If, however, the LRE Transactions are not consummated, immediately following the completion of the merger, it is expected that Eagle Rock unitholders will own approximately 24.9% of the outstanding common units of Vanguard.

Vanguard and Eagle Rock will each hold meetings of their respective unitholders in connection with the proposed merger. Vanguard is holding its annual unitholder meeting at Vanguard’s offices on 5847 San Felipe, Suite 3000, Houston, Texas 77057 on October 5, 2015 at 10:00 a.m., local time, to obtain the vote of its common unitholders and class B unitholders to, among other things, approve the Vanguard common unit issuance. Vanguard is also seeking to obtain the election of five director nominees to serve on the Vanguard Board until the 2016 annual meeting of unitholders and the ratification of BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015. The proposal to approve the Vanguard common unit issuance will be approved if the holders, as of the record date of the annual meeting, of a majority of the outstanding Vanguard common units and class B units, voting together as a single class, present in person or represented by proxy, entitled to vote on the proposal and actually voting at the annual meeting, vote to approve the Vanguard common unit issuance. Eagle Rock is holding a special meeting of its unitholders at 1415 Louisiana Street, Suite 3900, Houston, TX 77002 on October 5, 2015 at 10:00 a.m., local time, to obtain the vote of its common unitholders to approve the merger agreement and the transactions contemplated thereby. The proposal to approve the merger agreement and the transactions contemplated thereby will be approved if the holders, as of the record date of the special meeting, of a majority of the outstanding Eagle Rock common units vote to approve the merger agreement and the transactions contemplated thereby at the Eagle Rock special meeting.

The Vanguard Board recommends that Vanguard common unitholders and class B unitholders vote “FOR” the Vanguard common unit issuance, “FOR” election of each of the five director nominees to serve on the Vanguard Board until the 2016 annual meeting of unitholders and “FOR” the ratification of BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015.

The Eagle Rock Board recommends that Eagle Rock common unitholders vote “FOR” the approval of the merger agreement and the transactions contemplated thereby and “FOR” the approval of the merger related compensation proposal.

On behalf of the Vanguard Board and the Eagle Rock Board, respectively, we cordially invite you to attend the annual meeting of Vanguard (if you are a Vanguard unitholder) and the special meeting of Eagle Rock (if you are an Eagle Rock unitholder). Whether or not you expect to attend the Vanguard annual meeting (if you are a Vanguard unitholder) or the Eagle Rock special meeting (if you are an Eagle Rock unitholder) in person, we urge you to read carefully the accompanying joint proxy statement/prospectus (and the documents contained in or incorporated by reference into the accompanying joint proxy statement/prospectus), which includes important information about the merger agreement, the proposed merger, Eagle Rock, Vanguard, the Eagle Rock special meeting and the Vanguard annual meeting, and to submit your proxy as soon as possible through one of the delivery methods described in the accompanying joint proxy statement/prospectus. Please pay particular attention to the section titled “Risk Factors” beginning on page 48 of the accompanying joint proxy statement/prospectus.

Scott W. Smith President and Chief Executive Officer of Vanguard Natural Resources LLC	Joseph A. Mills Chairman of the Board of Directors and Chief Executive Officer of Eagle Rock Energy G&P, LLC

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying joint proxy statement/prospectus or determined that the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The information concerning Vanguard contained in this joint proxy statement/prospectus or incorporated by reference has been provided by Vanguard, and the information concerning Eagle Rock contained in this joint proxy statement/prospectus or incorporated by reference has been provided by Eagle Rock.

The accompanying joint proxy statement/prospectus is dated September 3, 2015 and is first being mailed to the unitholders of Vanguard and unitholders of Eagle Rock on or about September 4, 2015.

Vanguard Natural Resources, LLC

5847 San Felipe, Suite 3000

Houston, Texas 77057

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

To the Unitholders of Vanguard Natural Resources, LLC:

Notice is hereby given that the annual meeting of unitholders of Vanguard Natural Resources, LLC, a Delaware limited liability company (“Vanguard”), will be held at 5847 San Felipe, Suite 3000, Houston, Texas 77057 on October 5, 2015 at 10:00 a.m., local time, solely for the following purposes:

Merger-Related Proposal

•	To consider and vote on a proposal to approve the issuance of common units representing limited liability company interests in Vanguard (“Vanguard common units”) to be issued as merger consideration to the holders of Eagle Rock Energy Partners, L.P. (“Eagle Rock”) common units in connection with the merger (the “merger”) contemplated by the Agreement and Plan of Merger, dated as of May 21, 2015 (as such agreement may be amended from time to time, the “merger agreement”), by and among Vanguard, Talon Merger Sub, LLC (“Merger Sub”), Eagle Rock and Eagle Rock Energy GP, L.P. (“Eagle Rock GP”) (collectively, the “Vanguard common unit issuance”).

Annual Meeting Proposals

•	To elect five director nominees to the board of directors of Vanguard (the “Vanguard Board”) to serve until the 2016 annual meeting of unitholders; and
•	To ratify the appointment of BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015.

Vanguard common unitholders and class B unitholders may also be asked to transact such other business as may properly come before the annual meeting of unitholders and any adjournment or postponement of the annual meeting. At this time, Vanguard knows of no other matters that will be presented for the consideration of its common unitholders and class B unitholders at the annual meeting.

These items of business are described in detail in the accompanying joint proxy statement/prospectus. Among other things, the Vanguard Board has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the Vanguard common unit issuance, are advisable to and in the best interests of Vanguard and its unitholders. Accordingly, the Vanguard Board unanimously approved the merger agreement and recommends that the Vanguard common unitholders and class B unitholders vote “FOR” the Vanguard common unit issuance. The Vanguard Board also recommends that the Vanguard common unitholders and class B unitholders vote “FOR” election of each of the five director nominees to serve on the Vanguard Board until the 2016 annual meeting of unitholders and “FOR” the ratification of the appointment of BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015.

Only unitholders of record as of the close of business on August 6, 2015, the record date for determination of holders entitled to notice of and to vote at the Vanguard annual meeting, are entitled to notice of the Vanguard annual meeting and to vote at the Vanguard annual meeting or at any adjournment or postponement thereof. A list of unitholders entitled to vote at the Vanguard annual meeting will be available in Vanguard’s offices located at 5847 San Felipe, Suite 3000, Houston, Texas 77057, during regular business hours for a period of ten days before the Vanguard annual meeting, and at the annual meeting.

Approval of the Vanguard common unit issuance is a condition to the consummation of the merger and requires the affirmative vote of the holders, as of the record date of the annual meeting, of a majority of the outstanding Vanguard common units and class B units, voting together as a single class, present in person or represented by proxy, entitled to vote on the proposal and actually voting at the annual meeting. Therefore, your vote is very important.

By order of the board of directors,

Richard A. Robert
Executive Vice President, Chief Financial Officer,
Secretary and Director of Vanguard Natural
Resources, LLC

Houston, Texas
September 3, 2015

YOUR VOTE IS IMPORTANT!

REGARDLESS OF WHETHER YOU EXPECT TO ATTEND THE VANGUARD ANNUAL MEETING IN PERSON, IT IS IMPORTANT THAT YOUR UNITS BE REPRESENTED. WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) BY TELEPHONE, (2) VIA THE INTERNET OR (3) BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE PREPAID ENVELOPE PROVIDED. You may revoke your proxy or change your vote at any time before the Vanguard annual meeting. If your Vanguard common units or class B units are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction card furnished to you by such record holder. If your Vanguard common units or class B units are held in the name of a broker, bank or other nominee, but you choose to attend the Vanguard annual meeting in person, please bring a copy of your brokerage statement reflecting unit ownership as of the record date.

We urge you to read the accompanying joint proxy statement/prospectus, including all documents included in or incorporated by reference into the accompanying joint proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger, the merger agreement, the Vanguard common unit issuance, the election of directors to the Vanguard Board, the appointment of BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015, or the Vanguard annual meeting or the accompanying joint proxy statement/prospectus, or would like additional copies of the accompanying joint proxy statement/prospectus or need help voting your Vanguard common units or class B units, please contact Vanguard’s investor relations department:

Vanguard Natural Resources, LLC
Attention: Investor Relations
5847 San Felipe, Suite 3000
Houston, Texas 77057
(832) 327-2234
investorrelations@vnrllc.com

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF UNITHOLDERS TO BE HELD ON OCTOBER 5, 2015. The notice of Annual Meeting and Proxy Statement and 2014 Annual Report to Unitholders are available on the internet at www.proxyvote.com.

Eagle Rock Energy Partners, L.P.

1415 Louisiana Street, Suite 2700

Houston, Texas 77002

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

To the Unitholders of Eagle Rock Energy Partners, L.P.:

Notice is hereby given that a special meeting of unitholders of Eagle Rock Energy Partners, L.P., a Delaware limited partnership (“Eagle Rock”), will be held at 1415 Louisiana Street, Suite 3900, Houston, TX 77002 on October 5, 2015 at 10:00 a.m., local time, solely for the following purposes:

•	To consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of May 21, 2015 (as such agreement may be amended from time to time, the “merger agreement”), by and among Eagle Rock, Eagle Rock Energy GP, L.P., the general partner of Eagle Rock (“Eagle Rock GP”), Vanguard Natural Resources, LLC (“Vanguard”) and Talon Merger Sub, LLC, a wholly owned indirect subsidiary of Vanguard (“Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into Eagle Rock (the “merger”), with Eagle Rock surviving the merger as a wholly owned indirect subsidiary of Vanguard; and
•	To consider and vote on a proposal to approve, on an advisory, non-binding basis, the merger-related compensation payments that, pursuant to existing contractual arrangements, may become payable to Eagle Rock’s named executive officers in connection with the merger.

Eagle Rock will transact no other business at the special meeting except such business as may properly be brought before the special meeting and any adjournment or postponement of the special meeting. At this time, Eagle Rock knows of no other matters that will be presented for the consideration of its common unitholders at the special meeting.

These items of business, including the approval of the merger agreement and the merger, are described in detail in the accompanying joint proxy statement/prospectus. Among other things, the board of directors of Eagle Rock Energy G&P, LLC (the “Eagle Rock Board”), the general partner of Eagle Rock GP, which is the general partner of Eagle Rock, has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable to and in the best interests of Eagle Rock and its unitholders. Accordingly, the Eagle Rock Board unanimously approved the merger agreement and recommends that the Eagle Rock unitholders vote “FOR” the proposal to approve the merger agreement and the transactions contemplated thereby and “FOR” the advisory merger-related compensation proposal.

In connection with the execution of the merger agreement, on May 21, 2015, Vanguard entered into a voting and support agreement (the “support agreement”) with Natural Gas Partners VIII, L.P. (“NGP VIII”) and certain of its affiliates (collectively, the “NGP Parties”), as holders of Eagle Rock common units, pursuant to which the NGP Parties agreed, subject to the terms of the support agreement, to vote all of their Eagle Rock common units in favor of the approval of the merger agreement and to take other actions in furtherance of the merger. Collectively, the NGP Parties hold Eagle Rock common units representing approximately 34.9% of the votes of Eagle Rock’s outstanding common units as of August 27, 2015. The support agreement also includes a grant by the Partnership to NGP VIII of an irrevocable limited waiver (the “NGP Voting Agreement Waiver”) of certain provisions of the existing voting agreement between the Partnership and NGP VIII, dated May 3, 2011, to allow NGP VIII and certain of NGP VIII’s affiliates to comply with the obligations under the support agreement discussed above. The NGP Voting Agreement Waiver will be effective until the support agreement is amended, modified or terminated.

Only unitholders of record as of the close of business on August 6, 2015 are entitled to notice of the Eagle Rock special meeting and to vote at the Eagle Rock special meeting or at any adjournment or postponement thereof. A list of unitholders entitled to vote at the Eagle Rock special meeting will be available in Eagle Rock’s offices located at 1415 Louisiana Street, Suite 2700, Houston, Texas 77002, during regular business hours for a period of ten days before the Eagle Rock special meeting, and at the special meeting.

Approval of the merger agreement and the transactions contemplated thereby by the Eagle Rock unitholders is a condition to the consummation of the merger and requires the affirmative vote of the holders, as of the record date of the special meeting, of a majority of the outstanding Eagle Rock common units. Therefore, your vote is very important.

Your failure to vote your Eagle Rock common units or abstaining from the vote will have the same effect as a vote cast “AGAINST” approval of the merger agreement and the transactions contemplated thereby.

By order of the board of directors,

Charles C. Boettcher
Senior Vice President, General Counsel and
Secretary of Eagle Rock Energy G&P, LLC

Houston, Texas
September 3, 2015

YOUR VOTE IS IMPORTANT!

REGARDLESS OF WHETHER YOU EXPECT TO ATTEND THE EAGLE ROCK SPECIAL MEETING IN PERSON, IT IS IMPORTANT THAT YOUR COMMON UNITS BE REPRESENTED. WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) BY TELEPHONE, (2) VIA THE INTERNET OR (3) BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE PREPAID ENVELOPE PROVIDED. You may revoke your proxy or change your vote at any time before the vote on the proposal to approve the merger agreement is taken at the Eagle Rock special meeting. If your Eagle Rock common units are held in the name of a broker, bank or other holder of record, please follow the instructions on the voting instruction card furnished to you by such record holder. If your Eagle Rock common units are held in the name of a broker, bank or other nominee, but you choose to attend the Eagle Rock special meeting in person, please bring a copy of your brokerage statement reflecting unit ownership as of the record date.

We urge you to read the accompanying joint proxy statement/prospectus, including all documents included in or incorporated by reference into the accompanying joint proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger, the merger agreement, the advisory, non-binding vote on the merger-related compensation payments that, pursuant to existing contractual arrangements, may become payable to Eagle Rock’s named executive officers in connection with the merger, the Eagle Rock special meeting or the accompanying joint proxy statement/prospectus, or would like additional copies of the accompanying joint proxy statement/prospectus or need help voting your Eagle Rock common units, please contact Eagle Rock’s proxy solicitor:

Morrow & Co., LLC
470 West Avenue — 3rd Floor
Stamford, CT 06902
Unitholders, call toll-free: (877) 757-5405
Banks and brokers, call: (203) 658-9400

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Vanguard and Eagle Rock from other documents filed with the Securities and Exchange Commission (the “SEC”) that are not included in or delivered with this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Documents incorporated by reference are available to you without charge upon written or oral request. You can obtain any of these documents by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers.

Vanguard Natural Resources, LLC Attention: Investor Relations 5847 San Felipe, Suite 3000 Houston, Texas 77057 (832) 327-2234 investorrelations@vnrllc.com	Eagle Rock Energy Partners, L.P. Attention: Investor Relations 1415 Louisiana Street, Suite 2700 Houston, TX 77002 (281) 408-1203 info@eaglerockenergy.com

To receive timely delivery of the requested documents in advance of the Vanguard annual meeting or the Eagle Rock special meeting, you should make your request no later than September 28, 2015.

ABOUT THIS DOCUMENT

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Vanguard (File No. 333-204982), constitutes a notice of meeting and a proxy statement of Vanguard under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Vanguard annual meeting at which Vanguard unitholders will be asked to consider and vote on, among other matters, a proposal to approve the Vanguard common unit issuance, the election of five director nominees to the Vanguard Board, and the ratification of the appointment of BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015, and a prospectus of Vanguard under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Vanguard common units to be issued pursuant to the merger agreement. This joint proxy statement/prospectus also constitutes a notice of meeting and a proxy statement of Eagle Rock under Section 14(a) of the Exchange Act with respect to the Eagle Rock special meeting at which Eagle Rock unitholders will be asked to consider and vote on, among other matters, a proposal to approve the merger agreement and the transactions contemplated thereby and an advisory, non-binding approval of merger-related compensation matters.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated September 3, 2015. The information contained in this joint proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this joint proxy statement/prospectus to Vanguard unitholders or Eagle Rock unitholders nor the Vanguard common unit issuance will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in each case, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning Vanguard contained in this joint proxy statement/prospectus or incorporated by reference has been provided by Vanguard, and the information concerning Eagle Rock contained in this joint proxy statement/prospectus or incorporated by reference has been provided by Eagle Rock.

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QUESTIONS AND ANSWERS

Set forth below are questions that you may have regarding the merger and the proposals being considered at the Vanguard annual meeting and the Eagle Rock special meeting, and brief answers to those questions. You are urged to read carefully this joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus in their entirety, including the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus, and the documents contained in and incorporated by reference into this joint proxy statement/prospectus, because this section may not provide all of the information that is important to you with respect to the merger, the Vanguard annual meeting and the Eagle Rock special meeting. You may obtain a list of the documents incorporated by reference into this joint proxy statement/prospectus in the section titled “Where You Can Find More Information.”

Q:	Why am I receiving this joint proxy statement/prospectus?
A:	Vanguard and Eagle Rock have agreed to a merger, pursuant to which Merger Sub will merge with and into Eagle Rock, with Eagle Rock continuing as the surviving entity and as a wholly owned indirect subsidiary of Vanguard. Following the completion of the transactions contemplated by the merger agreement, Eagle Rock will cease to be a publicly traded limited partnership. In order to complete the merger, Vanguard unitholders must approve the Vanguard common unit issuance, and Eagle Rock unitholders must approve the merger agreement and the transactions contemplated thereby. Vanguard is holding its annual meeting of unitholders and Eagle Rock is holding a special meeting of its unitholders to obtain such approvals.

This document is being delivered to you as both a proxy statement of Eagle Rock and a proxy statement and prospectus of Vanguard in connection with the merger. It is the proxy statement by which the Eagle Rock Board is soliciting proxies from the Eagle Rock common unitholders to vote at the Eagle Rock special meeting or at any adjournment or postponement of the Eagle Rock special meeting on the approval of the merger agreement and the transactions contemplated thereby, as well as an advisory, non-binding proposal concerning merger-related compensation payments that, pursuant to existing contractual arrangements, may become payable to Eagle Rock’s named executive officers in connection with the merger. It is also the proxy statement by which the Vanguard Board is soliciting proxies from the Vanguard common unitholders and class B unitholders to vote on the Vanguard common unit issuance at the Vanguard annual meeting, or at any adjournment or postponement of the Vanguard annual meeting, and the prospectus by which Vanguard will issue Vanguard common units to Eagle Rock common unitholders in the merger.

In addition to the proposals related to the merger, Vanguard is seeking the approval of its unitholders for the election of director nominees to the Vanguard Board and the ratification of BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015.

Your vote is important. We encourage you to submit your proxy to vote your units as soon as possible.

Q:	What will happen in the merger?
A:	In the merger, Merger Sub will merge with and into Eagle Rock. Eagle Rock will be the surviving limited partnership in the merger as a wholly owned indirect subsidiary of Vanguard. Eagle Rock will cease to be a publicly traded limited partnership following completion of the merger. The general partner interest of Eagle Rock is indirectly owned by Eagle Rock and will remain outstanding following the merger.
Q:	What will Eagle Rock common unitholders receive in the merger?
A:	If the merger is completed, the Eagle Rock common units will be converted automatically into the right of each Eagle Rock common unitholder to receive a number of Vanguard common units equal to 0.185 (the “exchange ratio”) multiplied by the number of Eagle Rock common units held by such unitholder. No fractional Vanguard common units will be issued. Holders of Eagle Rock common units to whom fractional units would have otherwise been issued will be entitled to receive, subject to applicable withholding, a cash payment in lieu of such fractional interest based on the average of the closing sale prices of the Vanguard common units over the ten consecutive full trading days ending at the close of trading on the full trading day immediately preceding the closing date of the merger. The exchange ratio for the merger consideration is fixed and will not be adjusted to reflect changes in the price of Eagle Rock common units or Vanguard common units prior to the closing of the merger. See “Risk Factors” beginning on page 48 of this joint proxy statement/prospectus.
Q:	Where will my units trade after the merger?
A:	After the merger, Vanguard common units will continue to trade on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “VNR.” Eagle Rock common units will no longer be publicly traded.
Q:	Can Eagle Rock common unitholders elect to receive cash for their Eagle Rock common units?
A:	No. Pursuant to the merger agreement, the consideration to be received by the holders of Eagle Rock common units consists of the merger consideration and is fixed at the exchange ratio, in each case as described above.
Q:	What will happen to Eagle Rock’s LTIP awards in the merger?
A:	If the merger is completed, each award of restricted units (including performance units) under Eagle Rock’s Long-Term Incentive Plan (as amended from time to time, the “Eagle Rock LTIP”) that is outstanding immediately prior to the effective time and held by an Eagle Rock employee who accepts employment with Vanguard will be converted into a new award of restricted units based on Vanguard common units. With respect to any Eagle Rock restricted unit that is a performance unit prior to the effective time of the merger, the performance period shall end and be calculated by Eagle Rock immediately prior to the effective time and in accordance with the terms of the applicable award agreement, subject to the good faith review of Vanguard. Each award of Eagle Rock restricted units (including performance units following the calculation of the performance criteria) being converted into a number of Vanguard restricted units will be converted by multiplying the number of Eagle Rock restricted units by the 0.185 exchange ratio and rounding down to the nearest whole Vanguard restricted unit. Certain holders of Eagle Rock restricted units (including performance units) who are not employed by Vanguard following completion of the merger will be entitled to accelerated vesting, or subject to forfeiture, of such restricted units, as more particularly set forth in the merger agreement. See “The Merger Agreement — Treatment of Equity Awards” beginning on page 148 of this joint proxy statement/prospectus.
Q:	What happens if the merger is not completed?
A:	If the merger agreement is not approved by Eagle Rock unitholders or the Vanguard common unit issuance is not approved by Vanguard unitholders, or if the merger is not completed for any other reason, Eagle Rock will remain an independent publicly traded limited partnership and its common units will continue to be listed and traded on the NASDAQ. Under specified circumstances, Eagle Rock may be required to pay Vanguard a termination fee of $20,000,000 (or in certain circumstances, $10,000,000). The merger agreement also provides that Vanguard will be required to pay a termination fee of $20,000,000 to Eagle Rock if after the final adjournment of the Vanguard annual meeting, the merger agreement is terminated by Eagle Rock or Vanguard due to Vanguard’s failure to obtain Vanguard unitholder approval of the Vanguard common unit issuance. In addition, following a termination of the merger agreement in specified circumstances, either Eagle Rock or Vanguard, as the case may be, may be required to reimburse up to $2,317,700 of the other party’s expenses as described in “The Merger Agreement — Termination Fee” beginning on page 158 and “The Merger Agreement — Expenses” beginning on page 159 of this joint proxy statement/prospectus.
Q:	Will I continue to receive future distributions?
A:	Before completion of the merger, Eagle Rock expects to continue to pay its regular quarterly cash distribution on its common units, which is currently $0.07 per unit. However, Eagle Rock and Vanguard will coordinate the timing of distribution declarations leading up to the merger so that, in any month, a holder of Eagle Rock common units will either receive a regularly quarterly distribution in respect of its Eagle Rock common units or a monthly distribution in respect of Vanguard common units that such holder will receive in the merger (but will not receive distributions in respect of both in any month).

Receipt of the regular quarterly distribution will not reduce the merger consideration you receive. After completion of the merger, Eagle Rock unitholders will be entitled only to distributions on any Vanguard common units received in the merger and held as of the applicable distribution record date.

Vanguard unitholders will continue to receive distributions on their Vanguard common units in accordance with Vanguard’s limited liability company agreement and at the discretion of the Vanguard Board.

Q:	What am I being asked to vote on?
A:	Vanguard unitholders: Vanguard’s common unitholders and class B unitholders are being asked to vote on the following proposals:

Merger-Related Proposal

•	To approve the Vanguard common unit issuance.

Annual Meeting Proposals

•	To elect five director nominees to the Vanguard Board to serve until the 2016 annual meeting of unitholders; and
•	To ratify the appointment of BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015.

Vanguard common unitholders and class B unitholders may also be asked to transact such other business as may properly come before the annual meeting of unitholders and any adjournment or postponement of the annual meeting. At this time, Vanguard knows of no other matters that will be presented for the consideration of its common unitholders and class B unitholders at the annual meeting.

The approval of the Vanguard common unit issuance by Vanguard unitholders is a condition to the obligations of Vanguard and Eagle Rock to complete the merger. If after the final adjournment of the Vanguard annual meeting, the merger agreement is terminated by either Vanguard or Eagle Rock due to Vanguard’s failure to obtain unitholder approval for the Vanguard common unit issuance, Vanguard will be required to pay Eagle Rock a termination fee of $20,000,000. The approvals of the other proposals are not conditions to the obligations of Vanguard and Eagle Rock to complete the merger.

Eagle Rock unitholders:  Eagle Rock’s unitholders are being asked to vote on the following proposals:

•	To approve the merger agreement, as such agreement may be amended from time to time, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and the transactions contemplated thereby; and
•	To approve, on an advisory, non-binding basis, the merger-related compensation payments that, pursuant to existing contractual arrangements, may become payable to Eagle Rock’s named executive officers in connection with the merger.

The approval of the proposal to approve the merger agreement and the transactions contemplated thereby by Eagle Rock unitholders is a condition to the obligations of Eagle Rock and Vanguard to complete the transactions contemplated by the merger agreement. The approval (on an advisory, non-binding basis) of the merger-related compensation proposal is not a condition to the obligations of Eagle Rock or Vanguard to complete the transactions contemplated by the merger agreement.

Q:	Does the Vanguard Board recommend that unitholders approve the Vanguard common unit issuance?
A:	Yes. The Vanguard Board has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger and the Vanguard common unit issuance, and determined that these transactions are in the best interests of the Vanguard unitholders. Accordingly, the Vanguard Board unanimously recommends that Vanguard common unitholders and class B unitholders vote “FOR” the proposal to approve the Vanguard common unit issuance at the Vanguard annual meeting. See “The Merger — Recommendation of the Vanguard Board and Its Reasons for the Merger” beginning on page 99 of this joint proxy statement/prospectus.

Q:	Does the Eagle Rock Board recommend that unitholders approve the merger agreement and the transactions contemplated thereby?
A:	Yes. The Eagle Rock Board has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and determined that these transactions are advisable and in the best interests of the Eagle Rock unitholders. Accordingly, the Eagle Rock Board unanimously recommends that Eagle Rock unitholders vote “FOR” the proposal to approve the merger agreement and the transactions contemplated thereby at the Eagle Rock special meeting. See “The Merger — Recommendation of the Eagle Rock Board and Its Reasons for the Merger” beginning on page 109 of this joint proxy statement/prospectus.
Q:	What are the merger-related compensation payments to Eagle Rock G&P’s named executive officers and why are Eagle Rock unitholders being asked to vote on them?
A:	The SEC has adopted rules that require Eagle Rock to seek an advisory, non-binding vote on the compensation payments related to the merger. The related compensation payments are certain compensation payments that are tied to or based on the merger and that, pursuant to existing contractual arrangements, may be paid by Eagle Rock to its named executive officers in connection with the merger. This proposal is referred to as the “merger-related compensation proposal.”
Q:	Does the Eagle Rock Board recommend that Eagle Rock unitholders approve the merger-related compensation proposal?
A:	Yes. The Eagle Rock Board unanimously recommends that Eagle Rock unitholders vote “FOR” the approval of the merger-related compensation proposal. See “Eagle Rock Proposal 2: Advisory Vote on Merger-Related Named Executive Officer Compensation” beginning on page 83 of this joint proxy statement/prospectus.
Q:	What happens if the merger-related compensation proposal is not approved by Eagle Rock unitholders?
A:	Approval of the merger-related compensation proposal by Eagle Rock unitholders is not a condition to completion of the merger. The vote is an advisory vote and is not binding. If the merger is completed, Eagle Rock may, pursuant to existing contractual arrangements, pay the related compensation to its named executive officers in connection with the merger even if Eagle Rock unitholders fail to approve the merger-related compensation proposal.
Q:	What constitutes a quorum for the Vanguard annual meeting and the Eagle Rock special meeting?
A:	Vanguard unitholders: A majority of the outstanding Vanguard common units and a majority of the outstanding class B units must be represented in person or by proxy at the meeting in order to constitute a quorum at the Vanguard annual meeting. Any abstentions and broker non-votes (if any) will be counted in determining whether a quorum is present at the Vanguard annual meeting.

The proposal to ratify the independent registered public accountant of Vanguard is a routine matter, and therefore if a unitholder’s Vanguard common units or class B units are held in a brokerage account, bank account or with another nominee, such broker, bank or other nominee holds discretionary authority to vote on such proposal. As a result, Vanguard common units or class B units that are entitled to be voted at the discretion of brokers, banks and other nominees will be deemed present at the meeting and counted for purposes of determining the presence of a quorum.

Eagle Rock unitholders:  A majority of the outstanding Eagle Rock common units must be represented in person or by proxy at the meeting in order to constitute a quorum at the Eagle Rock special meeting. Abstentions will be counted in determining whether a quorum is present at the Eagle Rock special meeting.

Q:	What unitholder vote is required for the approval of each proposal?
A:	Vanguard unitholders: The following are the vote requirements for the proposals to be voted upon at the Vanguard annual meeting:

Merger-Related Proposal

•	Approval of the Issuance of Common Units. If a quorum is present, the affirmative vote of the holders, as of the record date of the annual meeting, of a majority of the outstanding Vanguard common units and class B units, voting together as a single class, present in person or represented by proxy, entitled to vote on the proposal and actually voting for such proposal at the annual meeting. Accordingly, abstentions, broker non-votes (if any) and unvoted units will not count as votes cast “FOR” or “AGAINST” approval.

Annual Meeting Proposals

•	Election of Directors. If a quorum is present, the affirmative vote of the holders, as of the record date of the annual meeting, of a plurality of the outstanding Vanguard common units and class B units, voting together as a single class, present in person or represented by proxy, entitled to vote on the proposal and actually voting for such proposal at the annual meeting. Accordingly, abstentions, broker non-votes (if any) and unvoted units will not count as votes cast “FOR” or “AGAINST” the election of a particular director.
•	Ratification of Independent Registered Public Accountant. If a quorum is present, the affirmative vote of the holders, as of the record date of the annual meeting, of a majority of the outstanding Vanguard common units and class B units voting together as a single class, present in person or represented by proxy, entitled to vote on the proposal and actually voting for such proposal at the annual meeting. Accordingly, abstentions and unvoted units will not count as votes cast “FOR” or “AGAINST” approval. If your units are held in “street name” by a broker, bank or other nominee, such broker, bank or other nominee has discretionary authority to vote your units on your behalf and according to its own choice so long as your broker, bank or other nominee does not receive instructions from you about how to vote your units on this proposal.

Eagle Rock unitholders:  The following are the vote requirements for the proposals to be voted upon at the Eagle Rock special meeting:

•	Approval of the Merger Agreement. The affirmative vote of the holders, as of the record date of the special meeting, of a majority of the outstanding Eagle Rock common units. Accordingly, abstentions and unvoted units will have the same effect as votes cast “AGAINST” approval.
•	Approval of Merger-Related Compensation. The affirmative vote of the holders, as of the record date of the special meeting, of a majority of the outstanding Eagle Rock common units that are present or represented by proxy at the special meeting and entitled to vote on the proposal, voting together as a single class. Accordingly, abstentions will have the same effect as votes cast “AGAINST” approval. Unvoted units will not count as votes cast “FOR” or “AGAINST” approval of the proposal regarding merger-related compensation payments.

In connection with the execution of the merger agreement on May 21, 2015, Vanguard entered into a voting and support agreement (the “support agreement”) with Natural Gas Partners VIII, L.P. (“NGP VIII”) and certain of its affiliates (collectively, the “NGP Parties”), and, solely with respect to the waiver of certain provisions of an existing voting agreement as well as the termination and other miscellaneous provisions of the support agreement, Eagle Rock and Eagle Rock GP, pursuant to which the NGP Parties have agreed, subject to the terms of the support agreement, to vote all of their Eagle Rock common units in favor of the approval of the merger agreement and the transactions contemplated thereby. Collectively, the NGP Parties hold Eagle Rock common units representing approximately 34.9% of the votes of Eagle Rock’s outstanding common units as of August 27, 2015.

Q:	When is this joint proxy statement/prospectus being mailed?
A:	This joint proxy statement/prospectus and the proxy card are first being sent to Vanguard unitholders and Eagle Rock unitholders on or about September 4, 2015.
Q:	Who is entitled to vote at the Vanguard annual meeting and the Eagle Rock special meeting?
A:	Vanguard unitholders: Holders of Vanguard’s common units and class B units outstanding as of the close of business on August 6, 2015, the record date for the determination of unitholders entitled to notice of and to vote at the Vanguard annual meeting, are entitled to one vote per unit at the Vanguard annual meeting. Holders of Vanguard’s preferred units are not entitled to vote at the Vanguard annual meeting.

As of the record date, there were 86,604,907 Vanguard common units outstanding and 420,000 class B units outstanding, all of which are entitled to vote at the Vanguard annual meeting.

Eagle Rock unitholders:  Holders of Eagle Rock’s common units outstanding as of the close of business on August 6, 2015, the record date for the determination of unitholders entitled to notice of and to vote at the Eagle Rock special meeting, are entitled to one vote per unit at the Eagle Rock special meeting.

As of the record date, there were 152,986,718 Eagle Rock common units outstanding, all of which are entitled to vote at the Eagle Rock special meeting.

Q:	When and where are the Vanguard annual meeting and the Eagle Rock special meeting?
A:	Vanguard unitholders: The Vanguard annual meeting will be held at 5847 San Felipe, Suite 3000, Houston, Texas 77057 on October 5, 2015 at 10:00 a.m., local time.

Eagle Rock unitholders:  The Eagle Rock special meeting will be held at 1415 Louisiana Street, Suite 3900, Houston, TX, 77002 on October 5, 2015 at 10:00 a.m., local time.

Q:	How do I vote my units, or cause my units to be voted?
A:	Vanguard unitholders: If you are a record holder, there are four ways you may cause your units to be voted at the Vanguard annual meeting:
•	In Person. You may vote in person at the Vanguard annual meeting. Vanguard common units or class B units held by a broker, bank or other nominee may be voted in person by you only if you obtain a legal proxy from the record holder (which is your broker, bank or other nominee) giving you the right to vote the units;
•	Via the Internet. You may submit a proxy electronically via the Internet by accessing the Internet address provided on each proxy card;
•	By Telephone. You may submit a proxy by using the toll-free telephone number listed on the enclosed proxy card; or
•	By Mail. You may submit a proxy by filling out, signing and dating the enclosed proxy card (if you are a unitholder of record) and returning it by mail in the prepaid envelope provided.

Even if you plan to attend the Vanguard annual meeting in person, you are encouraged to submit your proxy as described above to ensure that your vote will be counted if you later decide not to attend the Vanguard annual meeting.

If your Vanguard common units or class B units are held by a broker, bank or other nominee, also known as holding units in “street name,” you should receive instructions from the broker, bank or other nominee that you must follow in order to have your units voted. Please review such instructions to determine whether you will be able to submit your proxy via the Internet or by telephone. The deadline for submitting your proxy by telephone or electronically via the Internet is 11:59 p.m. Eastern Time October 4, 2015 (the “Vanguard Telephone/Internet deadline”).

Eagle Rock unitholders:  If you are a record holder, there are four ways you may cause your units to be voted at the Eagle Rock special meeting:

•	In Person. You may vote in person at the Eagle Rock special meeting. Units held by a broker, bank or other nominee may be voted in person by you only if you obtain a legal proxy from the record holder (which is your broker, bank or other nominee) giving you the right to vote the units;
•	Via the Internet. You may submit a proxy electronically via the Internet by accessing the Internet address provided on each proxy card;
•	By Telephone. You may submit a proxy by using the toll-free telephone number listed on the enclosed proxy card; or
•	By Mail. You may submit a proxy by filling out, signing and dating the enclosed proxy card and returning it by mail in the prepaid envelope provided.

Even if you plan to attend the Eagle Rock special meeting in person, you are encouraged to submit your proxy as described above to ensure that your vote will be counted if you later decide not to attend the Eagle Rock special meeting.

If your Eagle Rock common units are held by a broker, bank or other nominee, also known as holding units in “street name,” you should receive instructions from the broker, bank or other nominee that you must follow in order to have your units voted. Please review such instructions to determine whether you will be able to submit your proxy via the Internet or by telephone. The deadline for submitting your proxy by telephone or electronically via the Internet is 11:59 p.m. Eastern Time October 4, 2015 (the “Eagle Rock Telephone/Internet deadline”).

Q:	If my units are held in “street name” by my broker, bank or other nominee will my broker, bank or other nominee automatically vote my units for me?
A:	Vanguard unitholders: Yes, but only for the proposal to ratify the BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015. Ratification of the Vanguard auditor is considered a routine matter under applicable NYSE rules and your broker, bank or other nominee therefore has discretionary authority to vote your units on your behalf for this proposal so long as your broker, bank or other nominee does not receive instructions from you about how to vote your units on this proposal. Most brokers, banks and other nominees offer the ability for unitholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet.

If your Vanguard common units or class B units are held in an account at a broker, bank or other nominee or through another nominee, such broker, bank or other nominee cannot validly vote your units on your behalf concerning the Vanguard common unit issuance and the election of directors. If you want your broker-held common units or class B units to be voted on either or both of these proposals, you must instruct your broker, bank or other nominee on how to vote your units for such proposals. This rule applies because these proposals are considered non-routine matters under applicable NYSE rules, and therefore your broker, bank or other nominee does not have discretionary authority to vote your units on your behalf for such proposals in lieu of having received specific instructions from you. Again, most brokers, banks and other nominees offer the ability for unitholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet.

If you do not provide voting instructions to your broker, bank or other nominee regarding the two non-routine proposals mentioned above, your Vanguard units will not be voted on those proposals. This is referred to in this joint proxy statement/prospectus and in general as a broker non-vote. If there are any broker non-votes, they will be counted as units that are present and entitled to be voted for purposes of determining the presence of a quorum at the annual meeting, where and when a broker, bank or other nominee registers such units as being present for such purposes. But the broker or other nominee will not be able to vote on those matters for which specific authorization is required. Under the current rules of the New York Stock Exchange (“NYSE”), brokers, banks and other nominees who are members of the NYSE do not have discretionary authority to vote on the proposal to issue Vanguard common units pursuant to the merger agreement or the election of directors, but have discretionary authority to vote on the proposal to ratify BDO USA, LLP as Vanguard’s independent registered public accounting firm for the fiscal year ending December 31, 2015.

A broker non-vote (if any) will not count as a vote cast “FOR” or “AGAINST” (i) the approval of Vanguard common unit issuance or (ii) the election of directors. A broker non-vote will, however, count for purposes of determining the presence of a quorum at the Vanguard annual meeting.

Eagle Rock unitholders:  No. If your Eagle Rock common units are held in an account at a broker, bank or other nominee, you must instruct the broker, bank or other nominee on how to vote your Eagle Rock common units by following the instructions that the broker, bank or other nominee provides to you with these materials. Most brokers, banks and other nominees offer the ability for unitholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet.

Under the current rules of the NYSE, brokers who are members of the NYSE do not have discretionary authority to vote on the proposal to approve the merger agreement and the transactions contemplated thereby. If you do not provide voting instructions to your broker, bank or other nominee, your Eagle Rock common units will not be voted on any proposal on which your broker, bank or other nominee does not have discretionary authority to vote.

Q:	If I submit a proxy, how will my units be represented at the Vanguard annual meeting and the Eagle Rock special meeting?
A:	Vanguard unitholders: If you submit your proxy by telephone, via the Internet or by signing and returning your proxy card, the officers named in your proxy card will vote your units in the manner you requested if you correctly submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your units, your units will be voted as the Vanguard Board recommends, which is:

Merger-Related Proposal

•	“FOR” the Vanguard common unit issuance.

Annual Meeting Proposals

•	“FOR” the election of each of the director nominees to serve on the Vanguard Board until the 2016 annual meeting of unitholders; and
•	“FOR” the ratification of the appointment of BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015.

If you hold your Vanguard units through a broker, bank or other nominee, you must follow the directions you receive from your broker, bank or other nominee in order to change your voting instructions.

Eagle Rock unitholders:  If you submit your proxy by telephone, via the Internet or by signing and returning your proxy card, the officers named in your proxy card will vote your units in the manner you requested if you correctly submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your units, your units will be voted as the Eagle Rock Board recommends, which is:

•	“FOR” the approval of the merger agreement and the transactions contemplated thereby; and
•	“FOR” the approval, on an advisory, non-binding basis, of the merger-related compensation payments that, pursuant to existing contractual arrangements, may become payable to Eagle Rock’s named executive officers in connection with the merger.

If you hold your Eagle Rock common units through a broker, bank or other nominee, you must follow the directions you receive from your broker, bank or other nominee in order to change your voting instructions.

Q:	Who may attend the Vanguard annual meeting and the Eagle Rock special meeting?
A:	Vanguard unitholders: Vanguard unitholders of record (or their authorized representatives) and Vanguard’s invited guests may attend the Vanguard annual meeting. Unitholders whose shares are held in “street name” by a broker, bank or other nominee should bring with them a copy of a brokerage statement reflecting unit ownership as of the record date. All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance.

Eagle Rock unitholders:  Eagle Rock unitholders of record (or their authorized representatives) and Eagle Rock’s invited guests may attend the Eagle Rock special meeting. Unitholders whose shares are held in “street name” by a broker, bank or other nominee should bring with them a copy of a brokerage statement reflecting unit ownership as of the record date. All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance.

Q:	Is my vote important?
A:	Vanguard unitholders: Yes, your vote is very important. If you do not submit a proxy or vote in person at the Vanguard annual meeting, it will be more difficult for Vanguard to obtain the necessary quorum to hold the Vanguard annual meeting. In addition, if you hold your units through a broker, bank or other nominee, without instructions, your broker, bank or other nominee will not be able to cast votes on any proposal other than the ratification of BDO USA, LLP as Vanguard’s independent registered public accounting firm. The Vanguard Board recommends that you vote “FOR” the Vanguard common unit issuance to Eagle Rock unitholders pursuant to the merger agreement.

Eagle Rock unitholders:  Yes, your vote is very important. If you do not submit a proxy or vote in person at the Eagle Rock special meeting, it will be more difficult for Eagle Rock to obtain the necessary quorum to hold the Eagle Rock special meeting. In addition, an abstention will have the same effect as a vote cast “AGAINST” approval of the merger agreement and the transactions contemplated thereby. If you hold your units through a broker, bank or other nominee, your broker, bank or other nominee will not be able to cast a vote on such approval without instructions from you. Not giving your broker instruction will have the same effect as a vote against the proposal to approve the merger agreement. The Eagle Rock Board recommends that you vote “FOR” the approval of the merger agreement and the transactions contemplated thereby.

Q:	Can I revoke my proxy?
A:	Vanguard unitholders: Yes. If you are a unitholder of record, you may revoke or change your proxy at any time before the Vanguard Telephone/Internet deadline or before the polls close at the Vanguard annual meeting by:
•	sending a written notice of revocation to Vanguard at 5847 San Felipe, Suite 3000, Houston, Texas 77057, Attn: Corporate Secretary, timely received prior to the closing of the polls at the Vanguard annual meeting;
•	submitting a valid, later-dated proxy by mail, by telephone or via the Internet that is received prior to the closing of the polls at the Vanguard annual meeting; or
•	attending the Vanguard annual meeting and voting by ballot in person (your attendance at the Vanguard annual meeting will not, by itself, revoke any proxy that you have previously given).

Eagle Rock unitholders:  Yes. If you are a unitholder of record, you may revoke or change your proxy at any time before the Eagle Rock Telephone/Internet deadline or before the polls close at the Eagle Rock special meeting by:

•	sending a written notice of revocation to Eagle Rock Energy G&P, LLC, Attention: Secretary, 1415 Louisiana Street, Suite 2700, Houston, Texas, 77002, timely received prior to the closing of the polls at the Eagle Rock special meeting;

•	submitting a valid, later-dated proxy by mail, by telephone or via the Internet that is received prior to the closing of the polls at the Eagle Rock special meeting; or
•	attending the Eagle Rock special meeting and voting by ballot in person (your attendance at the Eagle Rock special meeting will not, by itself, revoke any proxy that you have previously given).
Q:	What happens if I sell my units after the record date but before the Vanguard annual meeting or the Eagle Rock special meeting, as applicable?
A:	Vanguard unitholders: The record date for the Vanguard annual meeting is earlier than the date of the Vanguard annual meeting and the date that the transactions contemplated by the merger agreement are expected to be completed. If you sell or otherwise transfer your Vanguard common units or class B units after the record date but before the date of the Vanguard annual meeting, you will retain your right to vote at the Vanguard annual meeting.

Eagle Rock unitholders:  The record date for the Eagle Rock special meeting is earlier than the date of the Eagle Rock special meeting and the date that the transactions contemplated by the merger agreement are expected to be completed. If you sell or otherwise transfer your Eagle Rock common units after the record date but before the date of the Eagle Rock special meeting, you will retain your right to vote at the Eagle Rock special meeting. However, you will not have the right to receive the merger consideration to be received by Eagle Rock’s unitholders in the merger. In order to receive the merger consideration, you must hold your units through completion of the merger.

Q:	What does it mean if I receive more than one proxy card or vote instruction card?
A:	Your receipt of more than one proxy card or vote instruction card means that you have multiple accounts with Vanguard’s or Eagle Rock’s transfer agent, as applicable, or with a broker, bank or other nominee. If submitting your proxy by mail, please sign and return all proxy cards or vote instruction cards to ensure that all of your units are voted. Each proxy card or vote instruction card represents a distinct number of units, and it is the only means by which those particular units may be voted by proxy.
Q:	What if I hold units in both Vanguard and Eagle Rock?
A:	If you hold both Vanguard common units or class B units and Eagle Rock common units, you will receive two separate packages of proxy materials. A vote cast as a Vanguard unitholder will not count as a vote cast as an Eagle Rock unitholder, and a vote cast as an Eagle Rock unitholder will not count as a vote cast as a Vanguard unitholder. Therefore, please separately submit a proxy for each of your Vanguard common units or class B units and Eagle Rock common units.
Q:	Am I entitled to appraisal rights if I vote against the approval of the merger agreement?
A:	No. Neither Vanguard unitholders nor Eagle Rock unitholders are entitled to appraisal rights under applicable law or contractual appraisal rights under Vanguard’s limited liability company agreement, Eagle Rock’s partnership agreement or the merger agreement.
Q:	Is completion of the merger subject to any conditions?
A:	Yes. In addition to the approval of the Vanguard common unit issuance by the Vanguard unitholders and the approval of the merger agreement and the transactions contemplated thereby by Eagle Rock unitholders, completion of the transactions contemplated by the merger agreement requires the satisfaction or, to the extent permitted by applicable law, waiver of the other conditions specified in the merger agreement. See “The Merger Agreement — Conditions to Consummation of the Merger” beginning on page 149 of this joint proxy statement/prospectus.
Q:	When do you expect to complete the merger?
A:	Vanguard and Eagle Rock are working towards completing the merger promptly. Vanguard and Eagle Rock currently expect to complete the transactions contemplated by the merger agreement, including the merger and the Vanguard common unit issuance, in October 2015, subject to receipt of Vanguard’s unitholder approval of the Vanguard common unit issuance, Eagle Rock’s unitholder approval of the merger agreement and the transactions contemplated thereby and other usual and customary closing conditions.

However, no assurance can be given as to when, or if, the merger will occur.

Q:	How does the proposed merger relate to Vanguard’s proposed merger with LRE?
A:	On April 20, 2015, Vanguard and Lighthouse Merger Sub, LLC (“Lighthouse Merger Sub”), an indirect wholly owned subsidiary of Vanguard, entered into a Purchase Agreement and Plan of Merger with Lime Rock Management LP, Lime Rock Resources A, L.P., Lime Rock Resources B, L.P., Lime Rock Resources C, L.P., Lime Rock Resources II-A, L.P., Lime Rock Resources II-C, L.P., LRR Energy, L.P. (“LRE”) and LRE GP, LLC, the general partner of LRE (“LRE GP”) (as such agreement may be amended from time to time, the “LRE merger agreement”), pursuant to which Lighthouse Merger Sub will be merged with and into LRE (the “LRE merger”), with LRE continuing as the surviving entity, and, at the same time, Vanguard will purchase all of the limited liability company interests in LRE GP, resulting in both LRE and LRE GP becoming wholly owned subsidiaries of Vanguard. Under the terms of the LRE merger agreement, holders of LRE common units will receive 0.550 Vanguard common units for each LRE common unit held. The exchange ratio for the LRE merger is fixed and will not be adjusted to reflect changes in the price of LRE common units or Vanguard common units prior to the closing of the LRE Transactions.

A proxy statement/prospectus will be mailed to unitholders of LRE in connection with the LRE merger. The LRE merger is a transaction separate and apart from the merger, and the completion of the LRE merger is not a condition to the completion of the merger, and the completion of the merger is not a condition to the completion of the LRE merger.

Q:	What are the expected U.S. federal income tax consequences to an Eagle Rock common unitholder as a result of the transactions contemplated by the merger agreement?
A:	It is anticipated that no gain or loss will be recognized by a holder of Eagle Rock common units solely as a result of the merger, other than (i) such unitholder’s distributive share of any gain recognized by Eagle Rock as a result of the receipt of the aggregate amount of any cash in lieu of fractional Vanguard common units to be received by the Eagle Rock unitholders and (ii) any net decrease in such Eagle Rock unitholder’s share of partnership liabilities pursuant to Section 752 of the Internal Revenue Code of 1986, as amended (the “Code”) to the extent such decrease exceeds such Eagle Rock unitholder’s adjusted tax basis in its Eagle Rock common units at the closing of the merger.

Please read “Risk Factors — Risk Factors Relating to the Merger” and “Material U.S. Federal Income Tax Consequences of the Merger — Tax Consequences of the Merger to Eagle Rock Common Unitholders.”

Q:	Under what circumstances could the merger result in a holder of Eagle Rock common units recognizing taxable income or gain?
A:	For U.S. federal income tax purposes, Eagle Rock will be deemed to contribute all of its assets to Vanguard in exchange for Vanguard common units, the assumption of Eagle Rock’s liabilities and cash in lieu of fractional Vanguard common units, followed by a liquidation of Eagle Rock in which Vanguard common units and cash are distributed to Eagle Rock unitholders. The actual receipt of cash and the deemed receipt of cash by Eagle Rock in the merger could trigger gain to Eagle Rock either because it would be treated as part of a sale or because it exceeds Eagle Rock’s adjusted tax basis in its assets at the closing of the merger, and any such gain would be allocated to the Eagle Rock unitholders pursuant to the Eagle Rock partnership agreement. Eagle Rock expects that the actual receipt of cash and the deemed receipt of cash by Eagle Rock will qualify for one or more exceptions to sale treatment, and Eagle Rock does not currently expect that it will recognize gain as a result of the deemed receipt of cash in the merger exceeding its adjusted tax basis in its assets. In addition, as a result of the merger, the holders of Eagle Rock common units who receive Vanguard common units will become limited partners of Vanguard for U.S. federal income tax purposes and will be allocated a share of Vanguard’s nonrecourse liabilities. Each holder of Eagle Rock common units will be treated as receiving a deemed cash distribution equal to the excess, if any, of such Eagle Rock unitholder’s share of nonrecourse liabilities of Eagle Rock immediately before the merger over such common unitholder’s share of nonrecourse liabilities of Vanguard immediately following the merger. If the amount of cash actually received plus any deemed cash distribution received by a holder of Eagle Rock common units exceeds such common unitholder’s basis in his Eagle Rock units, such common unitholder will recognize gain in an amount equal to such excess. While there can be no assurance, Vanguard and Eagle Rock expect that most holders of Eagle Rock common units will not recognize gain in this manner. The amount and effect of any gain that may be recognized by holders of Eagle Rock common units will depend on such unitholder’s particular situation, including the ability of such unitholder to utilize any suspended passive losses. For additional information, please read “Material U.S. Federal Income Tax Consequences of the Merger — Tax Consequences of the Merger to Eagle Rock,” “Material U.S. Federal Income Tax Consequences of the Merger — Tax Consequences of the Merger to Eagle Rock Common Unitholders” and “Risk Factors — Risk Factors Relating to the Merger.”
Q:	What are the expected U.S. federal income tax consequences for a holder of Eagle Rock common units of the ownership of Vanguard common units after the merger is completed?
A:	Each holder of Eagle Rock common units who becomes a Vanguard unitholder as a result of the merger will, as is the case for existing Vanguard common unitholders, be allocated such unitholder’s distributive share of Vanguard’s income, gain, loss and deduction. In addition to U.S. federal income taxes arising as a result of such allocations, such a holder will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which Vanguard conducts business or owns property or in which the unitholder is resident. Please read “Material U.S. Federal Income Tax Consequences of Vanguard Common Unit Ownership.”
Q:	Assuming the merger closes before December 31, 2015, how many Schedule K-1s will I receive if I am an Eagle Rock unitholder?
A:	If you are a holder of Eagle Rock common units, you will receive two Schedule K-1s, one from Eagle Rock, which will report your share of Eagle Rock’s income, gain, loss and deduction for the portion of the tax year that you held Eagle Rock common units prior to the effective time of the merger, and one from Vanguard, which will report your share of Vanguard’s income, gain, loss and deduction for the portion of the tax year you held Vanguard common units following the effective time of the merger.

At the effective time of the merger, Eagle Rock will be treated as a terminated partnership under Section 708 of the Code. Therefore, as a result of the merger, Eagle Rock’s taxable year will end as of the date of the merger, and Eagle Rock will be required to file a final U.S. federal income tax return for the taxable year ending on the date the merger is effective. Eagle Rock expects to furnish a Schedule K-1 to each Eagle Rock unitholder, and Vanguard expects to furnish a Schedule K-1 to each Vanguard unitholder, within 90 days of the closing of Vanguard’s taxable year on December 31, 2015.

Q:	What do I need to do now?
A:	Carefully read and consider the information contained in and incorporated by reference into this joint proxy statement/prospectus, including its annexes. Then, please vote your Vanguard common units and class B units or Eagle Rock common units, as applicable, or submit your proxy in accordance with the instructions described above.

If you hold units through a broker, bank or other nominee, please instruct your broker, bank or other nominee to vote your units by following the instructions that the broker, bank or other nominee provides to you with these materials.

Q:	If I am a holder of Eagle Rock common units represented by a unit certificate, should I send in my unit certificates now?
A:	No. Eagle Rock unitholders should not send in their unit certificates at this time. After completion of the merger, Vanguard’s exchange agent will send Eagle Rock unitholders a letter of transmittal and instructions for exchanging Eagle Rock common units for the merger consideration. All Vanguard common units issued pursuant to the transactions contemplated by the merger agreement will be issued in book-entry form, without physical certificates.
Q:	Who should I call with questions?
A:	Vanguard unitholders: Vanguard unitholders should contact Vanguard’s investor relations department at (832) 327-2234 or investorrelations@vnrllc.com with any questions about the merger or the Vanguard annual meeting, or to obtain additional copies of this joint proxy statement/prospectus, proxy cards or voting instruction forms.

Eagle Rock unitholders:  Eagle Rock unitholders should call Morrow & Co., LLC (“Morrow”), Eagle Rock’s proxy solicitor, toll-free at (877) 757-5405 (banks and brokers call at (203) 658-9400) with any questions about the merger or the Eagle Rock special meeting, or to obtain additional copies of this joint proxy statement/prospectus, proxy cards or voting instruction forms. Eagle Rock unitholders can additionally contact Eagle Rock’s Investor Relations office by calling (281) 408-1203 or emailing info@eaglerockenergy.com.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. You are urged to read carefully the entire joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger agreement, the merger and the other matters being considered at the Vanguard annual meeting and the Eagle Rock special meeting. See “Where You Can Find More Information.” Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Parties (See page 64)

Vanguard Natural Resources, LLC (“Vanguard”) is a Delaware limited liability company with common units traded on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “VNR.” Vanguard is an independent energy company focused on the acquisition, exploitation and development of mature, long-lived oil and natural gas properties in the United States. Vanguard’s properties and oil and natural gas reserves are located primarily in nine operating basins in Wyoming, Colorado, Texas, New Mexico, Mississippi, Montana, Arkansas, Oklahoma and North Dakota. Vanguard’s principal executive offices are located at 5847 San Felipe, Suite 3000, Houston, Texas 77057, and its telephone number is (832) 327-2255.

Eagle Rock Energy Partners, L.P. (“Eagle Rock”) is a Delaware limited partnership formed in May 2006, with common units listed and traded on the NASDAQ under the symbol “EROC.” Eagle Rock is engaged in (i) the exploitation, development, and production of oil and natural gas properties and (ii) ancillary gathering, compressing, treating, processing and marketing services with respect to its production of natural gas, natural gas liquids, condensate and crude oil. Eagle Rock’s interests include operated and non-operated wells located in: (a) the Mid-Continent, which includes areas in Oklahoma, Arkansas and the Texas Panhandle; (b) Alabama, which also includes one treating facility and one natural gas processing plant and related gathering system; (c) the Permian, which includes areas in West Texas; and (d) East Texas, South Texas and Mississippi. Eagle Rock Energy GP, L.P., a Delaware limited partnership (“Eagle Rock GP”), is the general partner of Eagle Rock, and Eagle Rock Energy G&P, LLC, a Delaware limited liability company (“Eagle Rock G&P”), is the general partner of Eagle Rock GP. Eagle Rock’s principal executive offices are located at 1415 Louisiana Street, Suite 2700, Houston, Texas 77002, and its telephone number is (281) 408-1200.

Talon Merger Sub, LLC (“Merger Sub”) is a Delaware limited liability company and an indirect wholly owned subsidiary of Vanguard. Merger Sub was created for purposes of the merger and has not carried on any activities to date, other than activities incidental to its formation or undertaken in connection with the transactions contemplated by the merger agreement.

The Merger (See page 84)

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, the merger agreement provides for the merger of Merger Sub with and into Eagle Rock, with Eagle Rock continuing as the surviving entity and as a wholly owned indirect subsidiary of Vanguard.

Merger Consideration (See page 148)

The merger agreement provides that, at the effective time of the merger (the “effective time”), each Eagle Rock common unit issued and outstanding immediately prior to the effective time will be converted into the right to receive 0.185 Vanguard common units. Any Eagle Rock common units that are owned by Eagle Rock or Vanguard or any of their respective subsidiaries at the effective time will be cancelled and cease to exist, without any conversion or payment of consideration in respect thereof.

Treatment of Equity Awards (See page 148)

Under the merger agreement, each award of Eagle Rock restricted units that is outstanding immediately prior to the effective time will, at the effective time, be converted into a new award of restricted units based on Vanguard common units. With respect to any Eagle Rock restricted unit that is a performance unit, the performance period shall end and be calculated by Eagle Rock immediately prior to the effective time and in accordance with the terms of the applicable award agreement, subject to the good faith review of Vanguard. Each award of Eagle Rock restricted units being converted into a number of Vanguard restricted units will be converted by multiplying the number of Eagle Rock restricted units by the 0.185 exchange ratio and rounding down to the nearest whole Vanguard restricted unit. Certain holders of Eagle Rock restricted units will be entitled to accelerated vesting, or subject to forfeiture, of such restricted units, as more particularly set forth in the merger agreement.

Vanguard Annual Unitholder Meeting; Unitholders Entitled to Vote; Vote Required (See page 66)

Meeting.  The Vanguard annual meeting will be held at 5847 San Felipe, Suite 3000, Houston, Texas 77057 on October 5, 2015 at 10:00 a.m., local time. At the Vanguard annual meeting, Vanguard common unitholders and class B unitholders will be asked to vote on the following proposals:

Merger-Related Proposal

•	To approve the Vanguard common unit issuance.

Annual Meeting Proposals

•	To elect five director nominees to the Vanguard Board to serve until the 2016 annual meeting of unitholders; and
•	To ratify the appointment of BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015.

Record Date.  Only Vanguard common unitholders and class B unitholders of record at the close of business on August 6, 2015, the record date for the determination of holders entitled to notice of and to vote at the Vanguard annual meeting will be entitled to receive notice of and to vote at the Vanguard annual meeting. As of the close of business on the record date of August 6, 2015, there were 86,604,907 Vanguard common units outstanding and entitled to be voted at the meeting and 420,000 Vanguard class B units outstanding and entitled to be voted at the meeting. Each holder of Vanguard common units or class B units is entitled to one vote for each Vanguard common unit or class B unit held by it as of the record date.

Required Vote.

Merger-Related Proposal

The proposal to approve the Vanguard common unit issuance requires the affirmative vote of the holders of a majority of the outstanding Vanguard common units and class B units, voting together as a single class, present in person or represented by proxy, entitled to vote on the proposal and actually voting at the annual meeting. Accordingly, a Vanguard unitholder’s failure to submit a proxy card or to vote in person at the Vanguard annual meeting or an abstention from voting, or the failure of a broker, bank or other nominee to vote Vanguard units it holds on behalf of a Vanguard unitholder, will not count as a vote cast “FOR” or “AGAINST” approval of the Vanguard common unit issuance.

VANGUARD CANNOT COMPLETE THE MERGER UNLESS ITS UNITHOLDERS APPROVE THE VANGUARD COMMON UNIT ISSUANCE.

The Chairman of the Vanguard Board, or the chief executive officer of Vanguard if acting as chairman of the annual meeting, may adjourn the meeting for any reason, including for purposes of soliciting additional votes in favor of the Vanguard common unit issuance, subject to compliance with the merger agreement.

Annual Meeting Proposals

To elect a particular director nominee, holders, as of the record date of the annual meeting, of a plurality of the outstanding Vanguard common units and class B units, voting together as a single class, present in person or represented by proxy, entitled to vote on the proposal and actually voting at the annual meeting, must vote in favor of such director. Accordingly, a Vanguard unitholder’s failure to vote, an abstention from voting or the failure of a Vanguard unitholder who holds his or her units in “street name” through a broker, bank or other nominee to give voting instructions to such broker, bank or other nominee will not count as a vote cast “FOR” or “AGAINST” approval of the election of a particular director nominee.

To ratify BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015, the holders, as of the record date of the annual meeting, of a majority of the outstanding Vanguard common units and class B units, voting together as a single class, present in person or represented by proxy, entitled to vote on the proposal and actually voting at the annual meeting, must vote to approve the ratification. Accordingly, a Vanguard unitholder’s failure to vote or an abstention from voting will not count as a vote cast “FOR” or “AGAINST” the ratification of BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015.

Unit Ownership of and Voting by Vanguard’s Directors and Executive Officers.  At the close of business on the record date for the Vanguard annual meeting, Vanguard’s directors and executive officers and their affiliates beneficially owned and had the right to vote 705,387 Vanguard common units and 415,000 class B units at the Vanguard annual meeting, which together represent approximately 1.29% of the Vanguard common units and class B units entitled to be voted at the Vanguard annual meeting. It is expected that Vanguard’s directors and executive officers will vote their Vanguard common units and class B units “FOR” the Vanguard common unit issuance, “FOR” each of the director nominees and “FOR” the ratification of BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015, although none of them has entered into any agreement requiring them to do so.

Eagle Rock Special Unitholder Meeting; Unitholders Entitled to Vote; Vote Required (See page 77)

Meeting.  The Eagle Rock special meeting will be held at 1415 Louisiana Street, Suite 3900, Houston, TX 77002 on October 5, 2015 at 10:00 a.m., local time. At the Eagle Rock special meeting, Eagle Rock unitholders will be asked to vote on the following proposals:

•	To approve the merger agreement, as such agreement may be amended from time to time, and the transactions contemplated thereby; and
•	To approve, on an advisory, non-binding basis, the merger-related compensation payments that, pursuant to existing contractual arrangements, may become payable to Eagle Rock’s named executive officers in connection with the merger.

Record Date.  Only Eagle Rock unitholders of record at the close of business on August 6, 2015, the record date for the determination of holders entitled to notice of and to vote at the Eagle Rock special meeting will be entitled to receive notice of and to vote at the Eagle Rock special meeting. As of the close of business on the record date of August 6, 2015, there were 152,986,718 Eagle Rock common units outstanding and entitled to be voted at the meeting held by approximately 100 holders of record. Each holder of Eagle Rock common units is entitled to one vote for each unit owned as of the record date.

Required Vote.  The proposal to approve the merger agreement and the transactions contemplated thereby requires the affirmative vote of the holders, as of the record date of the special meeting, of a majority of the outstanding Eagle Rock common units. Eagle Rock cannot complete the merger unless its unitholders approve the merger agreement and the transactions contemplated thereby. In connection with the execution of the merger agreement on May 21, 2015, Vanguard entered into a voting and support agreement (the “support agreement”) with Natural Gas Partners VIII, L.P. (“NGP VIII”) and certain of its affiliates (collectively, the “NGP Parties”), and, solely with respect to the waiver of certain provisions of an existing voting agreement as well as the termination and other miscellaneous provisions of the support agreement, Eagle Rock and Eagle Rock GP, pursuant to which the NGP Parties have agreed, subject to the terms of the Voting Agreement, to vote all of their Eagle Rock common units in favor of the approval of the merger agreement and the transactions contemplated thereby. Collectively, the NGP Parties hold Eagle Rock common units representing approximately 34.9% of the votes of Eagle Rock’s outstanding common units as of August 27, 2015.

Because approval of the merger agreement and the transactions contemplated thereby is based on the affirmative vote of the holders of a majority of the outstanding Eagle Rock common units, an Eagle Rock unitholder’s failure to vote, an abstention from voting or the failure of an Eagle Rock unitholder who holds his or her units in “street name” through a broker, bank or other nominee to give voting instructions to such broker, bank or other nominee will have the same effect as a vote cast “AGAINST” approval of the merger agreement and the transactions contemplated thereby.

To approve (on an advisory, non-binding basis) the proposal regarding the merger-related compensation payments that, pursuant to existing contractual arrangements, may become payable to Eagle Rock’s named executive officers in connection with the merger, the holders, as of the record date of the special meeting, of a majority of the outstanding Eagle Rock common units that are present or represented by proxy at the special meeting and entitled to vote on the proposal must vote in favor of such proposal. Accordingly, abstentions will have the same effect as votes cast “AGAINST” approval.

Unit Ownership of and Voting by Eagle Rock G&P’s Directors and Executive Officers.  At the close of business on the record date for the Eagle Rock special meeting, the directors and executive officers of Eagle Rock G&P beneficially owned and had the right to vote 3,197,713 Eagle Rock common units at the Eagle Rock special meeting, which represents approximately 2.1% of the Eagle Rock common units entitled to be voted at the Eagle Rock special meeting. It is expected that Eagle Rock G&P’s directors and executive officers will vote their units “FOR” the approval of the merger agreement and the transactions contemplated thereby, although none of them has entered into any agreement requiring them to do so.

Eagle Rock Unitholder Proposals.  Ownership of Eagle Rock common units does not entitle Eagle Rock common unitholders to make proposals at the Eagle Rock special meeting. Under the Eagle Rock partnership agreement, only its general partner can make a proposal at the special meeting.

Recommendation of the Vanguard Board and Its Reasons for the Merger (See page 99)

The Vanguard Board has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the Vanguard common unit issuance, are advisable to and in the best interests of Vanguard and its unitholders. Accordingly, the Vanguard Board unanimously approved the merger agreement and recommends that the Vanguard common unitholders and class B unitholders vote “FOR” the Vanguard common unit issuance and the other proposals set forth in the notice of meeting.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, including the Vanguard common unit issuance, the Vanguard Board considered a number of factors in its deliberations. For a more complete discussion of these factors, see “The Merger —  Recommendation of the Vanguard Board and Its Reasons for the Merger.”

Recommendation of the Eagle Rock Board and Its Reasons for the Merger (See page 109)

The Eagle Rock Board has unanimously determined that the merger agreement is advisable to and in the best interests of Eagle Rock and its unitholders and approved the merger agreement and the transactions contemplated by the merger agreement. The Eagle Rock Board recommends that Eagle Rock unitholders vote “FOR” approval of the merger agreement and the transactions contemplated thereby.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the Eagle Rock Board considered a number of factors in its deliberations. For a more complete discussion of these factors, see “The Merger — Recommendation of the Eagle Rock Board and Its Reasons for the Merger.”

Voting and Support Agreement (See page 126)

In connection with the execution of the merger agreement on May 21, 2015, Vanguard entered into the support agreement with the NGP Parties, and, solely with respect to the waiver of certain provisions of an existing voting agreement as well as the termination and other miscellaneous provisions of the support agreement, Eagle Rock and Eagle Rock GP. Collectively, the NGP Parties hold units representing approximately 34.9% of the votes of Eagle Rock’s outstanding common units as of August 27, 2015.

In accordance with the support agreement, the NGP Parties have agreed, subject to the terms of the support agreement, to vote or cause to be voted all of their Eagle Rock common units in favor of the merger and the approval of the merger agreement and the transactions contemplated thereby and against alternative proposals or other proposals made in opposition to approval of the merger agreement and other actions or transactions which might materially impede or interfere with the merger or the other transactions contemplated by the merger agreement. The NGP Parties also agreed to provide Vanguard with an irrevocable proxy over all of their Eagle Rock common units, which will empower and require Vanguard, subject to the terms of the support agreement, to vote those units in favor of the merger and the other transactions contemplated thereby on behalf of the NGP Parties. The foregoing obligations will terminate upon the earliest to occur of (i) the earlier of (a) the consummation of the merger or (b) the termination of the merger agreement pursuant to and in compliance with its terms, (ii) the effective date of any waiver, amendment or other modification to the merger agreement that is materially adverse to the NGP Parties, and (iii) a partnership change in recommendation (defined below) regarding the merger.

The NGP Parties have also agreed to certain restrictions under the support agreement, including but not limited to: (i) a restriction on transferring more than 15% of their Eagle Rock common units prior to the earlier of (a) the consummation of the merger and (b) the termination of the merger agreement pursuant to and in compliance with its terms, and (ii) a restriction on soliciting or encouraging alternative proposals. Furthermore, the NGP Parties agreed to promptly notify Vanguard of any alternative proposal that they receive and to keep Vanguard reasonably informed on the material developments of any such alternative proposals. For a period beginning at the effective time of the merger and continuing for a period of 90 days thereafter, the NGP Parties have also agreed not to sell, contract to sell, transfer or otherwise dispose of any Vanguard common units (or any security exercisable or exchangeable for Vanguard common units) received in the transactions contemplated by the merger agreement, provided that, on each trading day during such period, the NGP Parties may sell, contract to sell, transfer or otherwise dispose of an aggregate number of Vanguard common units (or any security exercisable or exchangeable for Vanguard common units), on a daily basis, not to exceed 10% of the average daily trading volume of Vanguard common units during the four weeks immediately prior to the first day of the calendar month in which such transaction occurs.

For a more complete discussion of the support agreement, see “The Merger — Voting and Support Agreement.”

Registration Rights Agreement (See page 128)

In connection with the execution of the merger agreement on May 21, 2015, Vanguard entered into a registration rights agreement (the “registration rights agreement”) with the NGP Parties. Pursuant to the registration rights agreement, among other things, (i) no later than the 14th day following the closing date of the merger, Vanguard will file with the SEC either (a) a shelf registration statement with respect to the public resale of the Vanguard common units received by the NGP Parties as consideration in the merger or (b) a post-effective amendment to Vanguard’s existing automatic shelf registration statement on Form S-3, (ii) the NGP Parties will have the right to participate in future underwritten public offerings of Vanguard common units and (iii) subject to certain conditions, Vanguard will be obligated to initiate an underwritten offering of the Vanguard common units received by the NGP Parties as consideration in the merger. For a more complete discussion of the registration rights agreement, see “The Merger — Registration Rights Agreement.”

Opinion of the Financial Advisor to Vanguard (See page 100)

On May 21, 2015, Wells Fargo Securities, LLC (“Wells Fargo Securities”) rendered its oral opinion to the Vanguard Board (which was confirmed in writing by delivery of Wells Fargo Securities’ written opinion addressed to the Vanguard Board dated May 21, 2015), as to, as of May 21, 2015, the fairness, from a financial point of view, to Vanguard of the exchange ratio in the merger pursuant to the merger agreement.

Wells Fargo Securities’ opinion was for the information of the Vanguard Board (in its capacity as such) in connection with its evaluation of the merger. Wells Fargo Securities’ opinion only addressed the fairness, from a financial point of view, to Vanguard of the exchange ratio in the merger pursuant to the merger agreement and did not address any other terms, aspects or implications of the merger or any agreements, arrangements or understandings entered into in connection therewith or otherwise. The summary of Wells Fargo Securities’ opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex C to this joint proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Wells Fargo Securities in connection with the preparation of its opinion. However, neither Wells Fargo Securities’ opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute, a recommendation as to or otherwise address how the members of the Vanguard Board, the holders of the Vanguard common units or class B units or any other person should vote or act in respect to the merger or any related matter.

Opinion of the Financial Advisor to Eagle Rock (See page 114)

On May 21, 2015, at a meeting of the Eagle Rock Board, Evercore Group L.L.C. (“Evercore”) rendered its oral opinion, subsequently confirmed by delivery of a written opinion on May 21, 2015, that, as of May 21, 2015 and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the exchange ratio was fair, from a financial point of view, to the holders of each outstanding Eagle Rock common unit (other than those Eagle Rock common units held by Eagle Rock, Vanguard or their respective wholly owned subsidiaries).

Evercore’s opinion was addressed to, and provided for the information and benefit of, the Eagle Rock Board (in its capacity as such) in connection with its evaluation of whether the exchange ratio was fair, from a financial point of view, to the holders of each outstanding Eagle Rock common unit (other than those Eagle Rock common units held by Eagle Rock, Vanguard or their respective wholly owned subsidiaries), and did not address any other aspects or implications of the proposed merger. Furthermore, Evercore’s opinion did not constitute a recommendation to the Eagle Rock Board or to any other persons in respect of the proposed merger, including as to how any holder of Eagle Rock common units should act or vote in respect of the merger. The full text of the written opinion of Evercore, dated as of May 21, 2015, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference in its entirety into this joint proxy statement/prospectus. You are urged to read Evercore’s opinion carefully and in its entirety.

Ownership of Vanguard After the Merger (See page 145)

Vanguard will issue approximately 28.75 million Vanguard common units to former Eagle Rock unitholders pursuant to the transactions contemplated by the merger agreement, and will issue approximately 15.45 million Vanguard common units to former LRE unitholders and the former members of LRE GP if the transactions contemplated by the LRE merger agreement (the “LRE Transactions”) are consummated. Further, the number of Vanguard common units outstanding will increase after the date of this joint proxy statement/prospectus if Vanguard sells additional common units to the public.

If the LRE Transactions are consummated, based on the number of Vanguard common units outstanding as of August 27, 2015, immediately following the consummation of both the merger and the LRE Transactions, Vanguard expects to have approximately 130.80 million common units outstanding. Under this scenario, Eagle Rock unitholders would be expected to hold approximately 22.0% of the aggregate number of Vanguard common units outstanding immediately after the completion of the merger and the LRE merger.

If, however, the LRE Transactions are not consummated, based on the number of Vanguard common units outstanding as of August 27, 2015, immediately following the consummation of the merger, Vanguard expects to have approximately 115.35 million common units outstanding. Under this scenario, Eagle Rock unitholders would be expected to hold approximately 24.9% of the aggregate number of Vanguard common units outstanding immediately after the completion of the merger.

Interests of Directors and Executive Officers of Eagle Rock G&P in the Merger (See page 136)

Eagle Rock G&P’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of the Eagle Rock unitholders generally. The members of the Eagle Rock Board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to Eagle Rock’s unitholders that the merger agreement be approved.

These interests include:

•	The executive officers and the directors of Eagle Rock G&P hold Eagle Rock restricted units and performance units issued under the Eagle Rock LTIP that are subject to time-based vesting in the case of restricted units and performance-based vesting in the case of performance units. Although it is not expected that any of the executive officers will continue employment with Vanguard, the merger agreement states that for any executive officer that continues employment with Vanguard following the merger, each Eagle Rock restricted unit and performance unit held by that executive officer that is outstanding and unvested immediately prior to the effective time of the merger will, automatically and without any action on the part of the holder of such Eagle Rock restricted unit, be converted into new awards of restricted units based on the common units of Vanguard. Conversion details are described in greater detail below in the section titled “The Merger — Interests of Directors and Executive Officers of Eagle Rock G&P in the Merger.”
•	With respect to each director of Eagle Rock G&P, and any executive officers of Eagle Rock G&P that do not receive an offer of employment from Vanguard, or the offer that the executive officer received and rejected was not a “Qualified Offer” (as defined below in the section titled “The Merger — Interests of Directors and Executive Officers of Eagle Rock G&P in the Merger”), the director or executive officer, as applicable, will receive immediate and full acceleration of their Eagle Rock restricted units and performance units immediately prior to the closing of the merger, and such restricted units and performance units will be converted into the right of an Eagle Rock unitholder generally to receive the merger consideration. Assuming that no executive officers of Eagle Rock G&P receive a Qualified Offer from Vanguard, the aggregate value of the Vanguard common units to be received by the directors of the Eagle Rock Board and the Eagle Rock G&P executive officers in connection with the vesting of the Eagle Rock restricted units and performance units in connection with the merger is currently estimated to be $10,368,015 (based on a per unit price of $16.19, the average closing price of Vanguard common units over the first five business days following the first public announcement of the transaction).
•	The employment of each executive officer of Eagle Rock G&P is expected to be terminated without cause in connection with the merger. In such an event, the executive officers of Eagle Rock G&P would be entitled to aggregate severance payments of approximately $9,059,341 in connection with the closing of the merger, which includes the estimated costs of continued medical benefits, outplacement services and, in the case of Mr. Fox, the acceleration of a retention bonus payment.
•	Eagle Rock G&P’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

Risks Relating to the Merger and Ownership of Vanguard Common Units (See page 48)

Eagle Rock unitholders should consider carefully all the risk factors together with all of the other information contained in or incorporated by reference in this joint proxy statement/prospectus before deciding how to vote. Risks relating to the merger and ownership of Vanguard common units are described in the section titled “Risk Factors.” Some of these risks include, but are not limited to, those described below:

•	Because the exchange ratio is fixed and because the market price of Vanguard common units will fluctuate prior to the consummation of the merger, Eagle Rock unitholders cannot be sure of the market value of the Vanguard common units they will receive as merger consideration relative to the value of Eagle Rock common units they exchange.
•	The merger agreement contains provisions that limit Eagle Rock’s ability to pursue alternatives to the merger, could discourage a potential competing acquirer of Eagle Rock from making a favorable alternative transaction proposal and, in specified circumstances, could require Eagle Rock to reimburse up to $2,317,700 of Vanguard’s out-of-pocket expenses or pay a termination fee to Vanguard of $20,000,000 (or, in certain circumstances, $10,000,000).
•	Directors and executive officers of Eagle Rock G&P have certain interests that are different from and in addition to those of Eagle Rock unitholders generally.

•	Eagle Rock unitholders will have a reduced ownership and voting interest in the combined organization after the merger and will exercise less influence over management.
•	Given Vanguard’s leverage relative to Eagle Rock, declines in commodity prices could have a more negative impact on the value of the combined company than would be expected on Eagle Rock on a standalone basis.
•	Vanguard common units to be received by Eagle Rock unitholders as a result of the merger have different rights from Eagle Rock common units.
•	No ruling has been requested with respect to the U.S. federal income tax consequences of the merger.
•	The intended U.S. federal income tax consequences of the merger are dependent upon Vanguard and Eagle Rock being treated as partnerships for U.S. federal income tax purposes.
•	Eagle Rock common unitholders could recognize taxable income or gain for U.S. federal income tax purposes as a result of the merger.
•	Vanguard’s limited liability company agreement restricts the voting rights of unitholders owning 20% or more of its units.
•	Vanguard’s tax treatment depends on its status as a partnership for federal income tax purposes, as well as it not being subject to a material amount of entity-level taxation by individual states or local entities. If the IRS treats Vanguard as a corporation or Vanguard becomes subject to a material amount of entity-level taxation for state or local tax purposes, it would substantially reduce the amount of cash available for payment of distributions on Vanguard’s common units.

Material U.S. Federal Income Tax Consequences of the Merger (See page 204)

Tax matters associated with the merger are complicated. The U.S. federal income tax consequences of the merger to an Eagle Rock unitholder will depend, in part, on such unitholder’s own personal tax situation. The tax discussions contained herein focus on the U.S. federal income tax consequences generally applicable to individuals who are residents or citizens of the United States that hold their Eagle Rock units as capital assets and acquired their Eagle Rock units in exchange for cash, and these discussions have only limited application to other unitholders, including those subject to special tax treatment. Eagle Rock unitholders are urged to consult their tax advisors for a full understanding of the U.S. federal, state, local and foreign tax consequences of the merger that will be applicable to them.

In connection with the merger, Eagle Rock expects to receive an opinion from Vinson & Elkins L.L.P. (“Vinson & Elkins”) to the effect that (i) except to the extent that any cash received in lieu of fractional common units of Vanguard is treated as part of a sale or is otherwise taxable, Eagle Rock will not recognize any income or gain as a result of the merger other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code; (ii) except to the extent that any cash received in lieu of fractional common units of Vanguard is treated as part of a sale or is otherwise taxable, a holder of Eagle Rock common units who acquired his units in exchange for cash will not recognize any income or gain as a result of the merger other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code; and (iii) at least 90% of the gross income of Eagle Rock for the most recent four complete calendar quarters ending before the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

In connection with the merger, Vanguard expects to receive an opinion from Paul Hastings LLP (“Paul Hastings”) to the effect that (i) Vanguard will not recognize any income or gain as a result of the merger other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code; (ii) a holder of Vanguard common units will not recognize any gain or loss as a result of the merger other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code; and (iii) at least 90% of the combined gross income of each of Vanguard and Eagle Rock for the most recent four complete calendar quarters ending before the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

Opinions of counsel, however, are subject to certain limitations and are not binding on the Internal Revenue Service (“IRS”) and no assurance can be given that the IRS could not successfully assert a contrary position to the position of the opinions of counsel regarding the merger. In addition, such opinions will be based upon certain factual assumptions, representations, warranties and covenants made by the officers of Vanguard, Eagle Rock, Eagle Rock G&P and their respective affiliates. Please read “Material U.S. Federal Income Tax Consequences of the Merger” for a more complete discussion of the U.S. federal income tax consequences of the merger.

Accounting Treatment of the Merger (See page 144)

In accordance with accounting principles generally accepted in the United States (“GAAP”) and in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 805 — Business Combinations, Vanguard will account for the merger as an acquisition of a business.

Listing of Vanguard Common Units; Delisting and Deregistration of Eagle Rock Common Units (See page 145)

Vanguard common units are currently listed on the NASDAQ under the symbol “VNR.” It is a condition to closing that the Vanguard common units to be issued in the transactions contemplated by the merger agreement to Eagle Rock unitholders be approved for listing on the NASDAQ, subject to official notice of issuance.

Eagle Rock common units are currently listed on the NASDAQ under the ticker symbol “EROC.” If the merger is completed, Eagle Rock common units will cease to be listed on the NASDAQ and will be deregistered under the Exchange Act.

No Appraisal Rights (See page 144)

Neither Vanguard unitholders nor Eagle Rock unitholders are entitled to appraisal rights under applicable law or contractual appraisal rights under Vanguard’s limited liability company agreement, Eagle Rock’s partnership agreement or the merger agreement.

Conditions to Consummation of the Merger (See page 149)

Vanguard and Eagle Rock currently expect to complete the transactions contemplated by the merger agreement in October 2015, subject to receipt of required Vanguard unitholder and Eagle Rock unitholder approvals and to the satisfaction or waiver of the other conditions to the transactions contemplated by the merger agreement described below.

As more fully described in this joint proxy statement/prospectus, each party’s obligation to complete the transactions contemplated by the merger agreement depends on a number of customary closing conditions being satisfied or, where legally permissible, waived, including the following:

•	the merger agreement must have been approved by the affirmative vote of the holders, as of the record date of the Eagle Rock special meeting, of a majority of the outstanding Eagle Rock common units entitled to vote thereon;
•	the Vanguard common unit issuance must have been approved by the affirmative vote of the holders, as of the record date for the Vanguard annual meeting, of a majority of the outstanding Vanguard common units and class B units present in person or by proxy, entitled to vote thereon and actually voting at the annual meeting;
•	no law, order, judgment or injunction (whether preliminary or permanent) issued, enacted, promulgated, entered or enforced by any court of competent jurisdiction or other governmental authority is in effect restraining or prohibiting the consummation of the transactions contemplated by the merger agreement or making the consummation of such transactions illegal;
•	the registration statement of which this joint proxy statement/prospectus forms a part must have become effective and must not be subject to any stop order suspending its effectiveness or proceedings for that purpose initiated or threatened by the SEC; and

•	the Vanguard common units to be issued pursuant to the transactions contemplated by the merger agreement must have been approved for listing on the NASDAQ, subject to official notice of issuance.

The obligation of Vanguard to consummate the merger is further conditioned upon satisfaction (or waiver by Vanguard) of the following additional conditions:

•	the representations and warranties of Eagle Rock and Eagle Rock GP contained in the merger agreement being true and correct both when made and at and as of the closing date of the merger, subject to certain standards, including materiality and material adverse effect qualifications, as described under “The Merger Agreement — Conditions to Consummation of the Merger”;
•	Eagle Rock and Eagle Rock GP having performed and complied with, in all material respects, all agreements and covenants required to be performed by them under the merger agreement, with the exception of the covenants and obligations relating to financing cooperation to be provided by Eagle Rock;
•	the receipt of an officer’s certificate executed by the Chief Executive Officer of Eagle Rock G&P certifying that the two preceding conditions have been satisfied;
•	the receipt from Paul Hastings, tax counsel to Vanguard, of a written opinion regarding certain U.S. federal income tax matters, as described under “The Merger Agreement — Conditions to Consummation of the Merger”; and
•	the receipt of the written resignation of each member of the Eagle Rock Board and each officer of Eagle Rock G&P, dated to be effective as of the effective time.

The obligation of Eagle Rock to consummate the merger is further conditioned upon the satisfaction (or waiver by Eagle Rock) of the following additional conditions:

•	the representations and warranties of Vanguard contained in the merger agreement being true and correct both when made and at and as of the closing date of the merger, subject to certain standards, including materiality and material adverse effect qualifications, as described under “The Merger Agreement — Conditions to Consummation of the Merger”;
•	Vanguard and Merger Sub having performed and complied with, in all material respects, all agreements and covenants required to be performed by them under the merger agreement;
•	the receipt of an officer’s certificate executed by the Chief Executive Officer of Vanguard certifying that the two preceding conditions have been satisfied; and
•	the receipt from Vinson & Elkins, tax counsel to Eagle Rock, of a written opinion regarding certain U.S. federal income tax matters, as described under “The Merger Agreement — Conditions to Consummation of the Merger.”

Regulatory Approvals (See page 145)

Vanguard and Eagle Rock are not required to file notifications with the Federal Trade Commission and the Antitrust Division of the Department of Justice or observe a mandatory pre-merger waiting period before completing the merger under the Hart-Scott-Rodino Act (the “HSR Act”). Vanguard and Eagle Rock cannot assure you, however, that other government agencies or private parties will not initiate actions to challenge the merger before or after it is completed.

No Solicitation by Eagle Rock of Alternative Proposals (See page 154)

Eagle Rock has agreed that it will not, and will cause its subsidiaries and use reasonable best efforts to cause its and its subsidiaries’ directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives not to, directly or indirectly:

•	initiate, solicit, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that would reasonably be expected to lead to the submission of any alternative proposal (as defined under “The Merger Agreement — Eagle Rock Unitholder Approval”); or

•	enter into or participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or that would reasonably be expected to lead to, any alternative proposal.

In addition, the merger agreement requires Eagle Rock and its subsidiaries to cease and cause to be terminated any discussions or negotiations with any persons conducted prior to the execution of the merger agreement regarding an alternative proposal.

Notwithstanding these restrictions, at any time prior to a majority of Eagle Rock unitholders voting in favor of approving the merger agreement, Eagle Rock may, subject to certain notice and other requirements, furnish information, including confidential information, with respect to it and its subsidiaries to, and participate in discussions or negotiations with, any third party that makes a written alternative proposal that was not solicited after the execution of the merger agreement and that did not result from a material breach of the no solicitation restrictions described above and that the Eagle Rock Board believes is bona fide, and (after consultation with its financial advisors and outside legal counsel) that the Eagle Rock Board determines in good faith constitutes or would reasonably be likely to lead to or result in a superior proposal (as defined under “The Merger Agreement — Eagle Rock Unitholder Approval”.

Eagle Rock will promptly, and in any event within 24 hours after receipt, (i) advise Vanguard in writing of any alternative proposal (and any changes thereto) and the material terms and conditions of any such alternative proposal, including the identity of the person making such alternative proposal and (ii) provide Vanguard with copies of all written proposals or draft agreements received by Eagle Rock or any representative of Eagle Rock setting forth the terms and conditions of, or otherwise relating to, such alternative proposal. Eagle Rock will keep Vanguard reasonably informed of all material developments with respect to any such alternative proposals, offers, inquiries or requests (and promptly (and in no event later than 24 hours after receipt) provide Vanguard with copies of any additional written proposals received by Eagle Rock or that Eagle Rock has delivered to any third party making an alternative proposal that relate to such alternative proposal) and of the status of any such discussions or negotiations.

Change in the Eagle Rock Board Recommendation (See page 155)

The merger agreement provides that the Eagle Rock Board will not (i) withdraw, modify or qualify, in a manner adverse to Vanguard, the recommendation of the Eagle Rock Board that Eagle Rock’s unitholders approve the merger agreement and the transactions contemplated thereby, including the merger, (ii) fail to include such recommendation in this joint proxy statement/prospectus or (iii) publicly approve or recommend, or publicly propose to approve or recommend, any alternative proposal. Eagle Rock taking or failing to take, as applicable, any of the actions described above is referred to as a “partnership change in recommendation.” The merger agreement also provides that the Eagle Rock Board will not: (i) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow Eagle Rock or any of its subsidiaries to execute or enter into (other than a confidentiality agreement permitted by the merger agreement), any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with any alternative proposal; (ii) fail to announce publicly within ten business days after a tender offer or exchange offer relating to the Eagle Rock common units has been commenced that the Eagle Rock Board recommends rejection of such tender offer or exchange offer and reaffirming the recommendation of the Eagle Rock Board that Eagle Rock’s unitholders approve the merger agreement and the transactions contemplated thereby, including the merger; or (iii) resolve, agree or publicly propose to, or permit Eagle Rock or any of its representatives to agree or publicly propose to, take any of the actions referred to in this paragraph.

Notwithstanding the foregoing instruction, subject to the satisfaction of specified conditions in the merger agreement described under “The Merger Agreement — Change in the Eagle Rock Board Recommendation,” the Eagle Rock Board may, at any time prior to obtaining the Eagle Rock unitholder approval, effect a partnership change in recommendation or terminate the merger agreement and pay the termination fee (as described below) in response to any bona fide alternative proposal that did not result from a material breach of the non-solicitation provisions of the merger agreement if the Eagle Rock Board determines, after consultation with its outside legal counsel and financial advisors, that such alternative proposal constitutes a superior proposal. In addition, notwithstanding the restrictions described in the immediately preceding paragraph, subject to the satisfaction of specified conditions in the merger agreement described under “The Merger Agreement — Change in the Eagle Rock Board Recommendation,” the Eagle Rock Board may, at any time prior to obtaining the Eagle Rock unitholder approval, effect a partnership change in recommendation in response to an intervening event if the Eagle Rock Board determines, after consultation with its outside legal counsel and financial advisors, that the failure to make such partnership change in recommendation is inconsistent with its duties under applicable Delaware law, the Eagle Rock partnership agreement or the Eagle Rock GP partnership agreement.

Termination of the Merger Agreement (See page 157)

The merger agreement may be terminated at any time prior to the closing as follows:

•	by mutual written consent of Vanguard and Eagle Rock;
•	by either Vanguard or Eagle Rock:
•	if there is in effect a final and nonappealable order of a governmental authority restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement (unless such right to terminate is primarily due to the failure of the terminating party to perform any of its obligations under the merger agreement);
•	if the closing of the transactions contemplated by the merger agreement has not occurred on or before January 31, 2016 (unless such failure of the closing to occur is due to the failure of the terminating party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such party prior to the closing);
•	if after the final adjournment of the Eagle Rock special meeting at which a vote of the Eagle Rock unitholders has been taken in accordance with the merger agreement, the Eagle Rock unitholder approval has not been obtained; or
•	if after the final adjournment of the Vanguard meeting at which a vote of the Vanguard unitholders has been taken in accordance with the merger agreement, the Vanguard unitholder approval of the Vanguard common unit issuance has not been obtained; and
•	by Vanguard:
•	if, prior to final adjournment of the Eagle Rock special meeting, a partnership change in recommendation has occurred; or
•	if there is a breach by Eagle Rock or Eagle Rock GP of any of its representations, warranties, covenants or agreements in the merger agreement such that certain closing conditions would not be satisfied, or if capable of being cured, such breach has not been cured by the earlier of January 31, 2016 and within 30 days following delivery of written notice of such breach by Vanguard, subject to certain exceptions discussed in “The Merger Agreement — Termination of the Merger Agreement;”
•	by Eagle Rock:
•	if there is a breach by Vanguard of any of its representations, warranties, covenants or agreements in the merger agreement such that certain closing conditions would not be satisfied, or if capable of being cured, such breach has not been cured by the earlier of January 31, 2016 and within 30 days following delivery of written notice of such breach by Eagle Rock, subject to certain exceptions discussed in “The Merger Agreement — Termination of the Merger Agreement;” or
•	in order to enter into a definitive agreement relating to a superior proposal, provided that Eagle Rock must concurrently with such termination pay to Vanguard the termination fee.

Termination Fee (See page 158)

Following termination of the merger agreement under specified circumstances, including (i) termination by Vanguard prior to the adjournment of the Eagle Rock special meeting due to a partnership change in recommendation having occurred, (ii) termination by Eagle Rock in order to enter into a superior proposal or (iii) termination by either party under specified provisions after an alternative proposal was received by Eagle Rock and not withdrawn at the time of termination, and Eagle Rock enters into a definitive agreement with respect to such alternative proposal within 12 months after the date of the merger agreement and consummates such alternative proposal, Eagle Rock will be required to pay Vanguard a termination fee of $20,000,000. Under certain other specified circumstances, Eagle Rock will be required to pay Vanguard a termination fee of $10,000,000, which is one-half of the termination fee, reduced by expenses previously paid or reimbursed by Eagle Rock.

In no event will Eagle Rock be obligated to make more than one payment of the termination fee and, if Eagle Rock has previously paid any of Vanguard’s expenses in accordance with the merger agreement, the termination fee will be reduced by the amount of such expenses paid. In the event Eagle Rock pays the termination fee to Vanguard, Eagle Rock has no further liability to Vanguard of any kind in respect of the merger agreement and the transactions contemplated thereby.

The merger agreement provides that Vanguard will be required to pay a termination fee of $20,000,000 to Eagle Rock if after the final adjournment of the Vanguard annual meeting, the merger agreement is terminated by Eagle Rock or Vanguard due to Vanguard’s failure to obtain Vanguard unitholder approval of the Vanguard common unit issuance.

Expenses (See page 159)

Generally, all fees and expenses incurred in connection with the transactions contemplated by the merger agreement will be the obligation of the respective party incurring such fees and expenses, except that Vanguard and Eagle Rock will each pay one-half of the expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus.

In addition, following a termination of the merger agreement in specified circumstances, the non-terminating party may be required to reimburse all of the reasonably documented out-of-pocket expenses incurred by the terminating party in connection with the merger agreement and the transactions contemplated thereby, up to a maximum amount of $2,317,700.

Comparison of Rights of Vanguard Common Unitholders and Eagle Rock Common Unitholders (See page 231)

Eagle Rock common unitholders will own Vanguard common units following the completion of the merger, and their rights associated with those Vanguard common units will be governed by the Vanguard limited liability company agreement, which differs in a number of respects from the Eagle Rock partnership agreement, and the Delaware Limited Liability Company Act (the “Delaware LLC Act”).

Litigation Relating to the Merger (See page 146)

On May 28, 2015 and June 10, 2015, alleged Eagle Rock unitholders (the “State Plaintiffs”) filed two derivative and class action lawsuits against Eagle Rock, Eagle Rock GP, Eagle Rock G&P, Vanguard, Merger Sub, and the members of the Eagle Rock Board (collectively, the “Defendants”). These lawsuits have been consolidated as Irving and Judith Braun v. Eagle Rock Energy GP, L.P. et al., Cause No. 2015-30441, in the District Court of Harris County, Texas, 125th Judicial District (the “State Lawsuits”). On June 1, 2015, another alleged Eagle Rock unitholder (the “Federal Plaintiff” and, together with the State Plaintiffs, the “Plaintiffs”) filed a class action lawsuit against the Defendants. This lawsuit is styled Pieter Heydenrych v. Eagle Rock Energy Partners, L.P. et al., Cause No. 4:15-cv-01470, in the United States District Court for the Southern District of Texas, Houston Division (together with the State Lawsuits, the “Lawsuits”).

The Plaintiffs allege a variety of causes of action challenging the merger, including that (i) the members of the Eagle Rock Board have allegedly breached duties and the implied covenant of good faith and fair dealing in connection with the merger, and (ii) Eagle Rock GP, Eagle Rock G&P, Vanguard, and Merger Sub have allegedly aided and abetted in these alleged breaches. The Federal Plaintiff also alleges that the

Defendants have violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. In general, the Plaintiffs allege that the merger (a) provides inadequate consideration to Eagle Rock unitholders, (b) is not subject to minority unitholder approval due to the support agreement and the absence of a majority-of-the-minority vote requirement, (c) contains contractual terms (e.g., the no-solicitation, matching rights, and termination fee provisions) that will dissuade other potential merger partners from making alternative proposals, and (d) does not include a collar to protect Eagle Rock unitholders against declines in Vanguard’s unit price. The Plaintiffs also allege, in general, that the registration statement fails, among other things, to disclose allegedly material details concerning (i) Eagle Rock’s and Vanguard’s financial and operational projections, (ii) the analysis underlying the opinion of the financial advisor to Eagle Rock, (iii) the analysis underlying the opinion of the financial advisor to Vanguard and (iv) the background of the merger.

Based on these allegations, the Plaintiffs seek to enjoin Eagle Rock from proceeding with or consummating the merger. To the extent that the merger is consummated before injunctive relief is granted, the Plaintiffs seek to have the merger rescinded. The Federal Plaintiff also seeks damages. The Plaintiffs also seek attorneys’ fees.

The Defendants’ date to answer, move to dismiss, or otherwise respond to the Federal Lawsuit has not yet been set. The Defendants have answered the State Lawsuits, denying the allegations therein. Eagle Rock cannot predict the outcome of the Lawsuits or any others that might be filed subsequent to the date of the filing of this joint proxy statement/prospectus; nor can Eagle Rock predict the amount of time and expense that will be required to resolve the Lawsuits. The Defendants believe the Lawsuits are without merit and intend to vigorously defend against them.

Litigation Relating to the LRE Merger

A putative class action was filed on June 3, 2015 in connection with the merger by a purported LRE unitholder (the “LRE Delaware State Plaintiff”) against LRE, LRE GP, the members of the LRE GP board of directors, Vanguard, Lighthouse Merger Sub and the other parties to the LRE merger agreement (the “LRE Defendants”). The lawsuit was styled Barry Miller v. LRR Energy, L.P. et al., Case No. 11087-VCG, in the Court of Chancery of the State of Delaware (the “LRE Delaware State Lawsuit”). On July 23, 2015, the LRE Delaware State Plaintiff voluntarily dismissed the LRE Delaware State Lawsuit without prejudice.

On July 10, 2015 and July 13, 2015, two additional purported LRE unitholders (the “LRE Texas Federal Plaintiffs”) filed putative class action lawsuits against the LRE Defendants. These lawsuits were styled (a) Christopher Tiberio v. Eric Mullins et al., Cause No. 2015-39864, in the District Court of Harris County, Texas, 334th Judicial District; and (b) Eddie Hammond v. Eric Mullins et al., Cause No. 2015-40154, in the District Court of Harris County, Texas, 295th Judicial District (the “LRE Texas State Lawsuits”). On July 28, 2015, the LRE Texas State Lawsuits were nonsuited without prejudice.

On July 14, 2015, another purported LRE unitholder (the “LRE Texas Federal Plaintiff”) filed a putative class action lawsuit against the LRE Defendants. This lawsuit was styled Ronald Krieger v. LRR Energy, L.P. et al., Civil Action No. 4:15-cv-2017, in the United States District Court for the Southern District of Texas, Houston Division (the “LRE Texas Federal Lawsuit”). On July 17, 2015, the LRE Texas Federal Plaintiff voluntarily dismissed the LRE Texas Federal Lawsuit without prejudice.

On August 18, 2015, another purported LRE unitholder (the “LRE Plaintiff”) filed a putative class action lawsuit against the members of the LRE GP board of directors, Vanguard, and Lighthouse Merger Sub (the “LRE Lawsuit Defendants”). This lawsuit is styled Robert Hurwitz v. Eric Mullins et al., Civil Action No. 1:15-cv-00711-UNA, in the United States District Court for the District of Delaware (the “LRE Lawsuit”).

The LRE Lawsuit alleges that the LRE Lawsuit Defendants violated Sections 14(a) and/or 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. In general, the LRE Plaintiff alleges that the proxy statement/prospectus filed in connection with the LRE merger fails, among other things, to disclose allegedly material details concerning (i) the background of the LRE merger, (ii) the financial analyses conducted by LRE’s and the LRE conflicts committee’s financial advisors in connection with the LRE merger, (iii) LRE’s and Vanguard’s financial and operational projections, and (iv) alleged conflicts of interest.

The LRE Plaintiff seeks, among other relief, to enjoin the LRE merger, or rescind the LRE merger in the event it is consummated, and an award of attorneys’ fees and costs.

The LRE Plaintiff has not yet served the LRE Lawsuit Defendants, and the LRE Lawsuit Defendants’ date to answer, move to dismiss, or otherwise respond to the LRE Lawsuit has not yet been set.

Vanguard cannot predict the outcome of the LRE Lawsuit or any others that might be filed subsequent to the date of the filing of this joint proxy statement/prospectus; nor can Vanguard predict the amount of time and expense that will be required to resolve the LRE Lawsuit. The LRE Lawsuit Defendants believe the LRE Lawsuit is without merit and intend to vigorously defend against it.

The completion of the LRE merger is not a condition to the completion of the merger, and the completion of the merger is not a condition to the completion of the LRE merger.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF VANGUARD

The following summary historical consolidated data as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 are derived from Vanguard’s audited historical consolidated financial statements. The following selected historical consolidated financial data as of and for the six months ended June 30, 2015 and 2014 are derived from Vanguard’s unaudited condensed consolidated financial statements. In the opinion of Vanguard’s management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of Vanguard’s financial position at June 30, 2015, and its operating results and cash flows for the six months ended June 30, 2015 and 2014 have been included.

You should read the following historical consolidated financial data in conjunction with Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, as well as Vanguard’s historical financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

	Six Months Ended June 30,		Year Ended December 31,(4)
	2015	2014	2014	2013	2012(5)	2011(6)	2010
	(in thousands, except per unit data)
Statement of Operations Data:
Revenues:
Oil sales	$79,801	$142,163	$268,685	$268,922	$233,153	$236,003	$50,022
Natural gas sales	95,651	133,348	285,439	124,513	47,270	47,977	25,778
NGLs sales	19,283	38,748	70,489	49,813	29,933	28,862	9,557
Net gains (losses) on commodity derivative contracts(1)	38,233	(94,436)	163,452	11,256	36,846	6,735	7,797
Total revenue	232,968	219,823	788,065	454,504	347,202	319,577	93,154
Costs and Expenses:
Production
Lease operating expenses	67,078	64,715	132,515	105,502	74,366	63,944	18,471
Production and other taxes	22,180	31,563	61,874	40,430	29,369	28,621	6,840
Depreciation, depletion, amortization and accretion	130,015	95,118	226,937	167,535	104,542	84,857	22,231
Impairment of oil and natural gas properties	865,975	—	234,434	—	247,722	—	—
Selling, general and administrative expenses(2)	18,193	15,902	30,839	25,942	22,466	19,779	10,134
Total costs and expenses	1,103,441	207,298	686,599	339,409	478,465	197,201	57,676
Income (Loss) from Operations:	(870,473)	12,525	101,466	115,095	(131,263)	122,376	35,478
Other Income (Expense):
Interest expense	(40,563)	(32,808)	(69,765)	(61,148)	(41,891)	(28,994)	(5,766)
Net losses on interest rate derivative contracts	(1,484)	(1,579)	(1,933)	(96)	(6,992)	(4,962)	(2,148)
Net gain (loss) on acquisitions of oil and natural gas properties	—	32,114	34,523	5,591	11,111	(367)	(5,680)
Other income	45	131	54	69	220	77	1
Total other expense	(42,002)	(2,142)	(37,121)	(55,584)	(37,552)	(34,246)	(13,593)

	Six Months Ended June 30,		Year Ended December 31,(4)
	2015	2014	2014	2013	2012(5)	2011(6)	2010
	(in thousands, except per unit data)
Net Income (Loss)	$(912,475)	$10,383	$64,345	$59,511	$(168,815)	$88,130	$21,885
Less: Net income attributable to non-controlling interest	—	—	—	—	—	(26,067)	—
Net Income (Loss) Attributable to Vanguard Unitholders	$(912,475)	$10,383	$64,345	$59,511	$(168,815)	$62,063	$21,885
Less: Distributions to Preferred unitholders	(13,380)	(6,558)	(18,197)	(2,634)	—	—	—
Net Income (Loss) Attributable to Common and Class B unitholders	$(925,855)	$3,825	$46,148	$56,877	$(168,815)	$62,063	$21,885
Net Income (Loss) Per Common and Class B Unit:
Basic	$(10.86)	$0.05	$0.56	$0.78	$(3.11)	$1.95	$1.00
Diluted	$(10.86)	$0.05	$0.55	$0.77	$(3.11)	$1.95	$1.00
Distributions Declared Per Common and Class B Unit(3)	$0.80	$1.26	$2.52	$2.46	$2.79	$2.28	$2.15
Weighted Average Common Units Outstanding:
Basic	84,816	79,865	81,611	72,644	53,777	31,370	21,500
Diluted	84,816	79,865	82,039	72,992	53,777	31,370	21,500
Weighted Average Class B Units Outstanding	420	420	420	420	420	420	420
Cash Flow Data:
Net cash provided by operating activities	$164,715	$154,927	$339,752	$260,965	$204,490	$176,332	$71,577
Net cash used in investing activities	$(57,486)	$(573,155)	$(1,446,202)	$(397,977)	$(839,244)	$(236,350)	$(429,994)
Net cash provided by (used in) financing activities	$(103,097)	$428,523	$1,094,632	$137,267	$643,466	$61,041	$359,758
Other Financial Information:
Adjusted EBITDA attributable to Vanguard unitholders interest	$175,918	$187,552	$421,445	$309,745	$230,512	$164,603	$80,396

(1)	Oil and natural gas derivative contracts were used to reduce Vanguard’s exposure to changes in oil and natural gas prices. In 2008, all commodity derivative contracts were either de-designated as cash flow hedges or they failed to meet the hedge documentation requirements for cash flow hedges. As a result, (i) for the cash flow hedges that were settled in 2008 through 2011, the change in fair value through December 31, 2007 was reclassified to earnings from accumulated other comprehensive loss and is classified as gain (loss) on commodity cash flow hedges and (ii) the changes in the fair value of commodity derivative contracts are recorded in earnings and classified as gain (loss) on commodity derivative contracts.
(2)	Includes $7.8 million, $5.0 million, $11.7 million, $5.9 million, $5.4 million, $3.0 million and $1.0 million of non-cash unit-based compensation expense in the six months ended June 30, 2015 and 2014 and in the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively.

(3)	Includes distributions declared during the respective periods. Due to the change in the payment of Vanguard’s distributions from quarterly to monthly starting with Vanguard’s July 2012 distribution, the distributions declared during 2012 include 14 months of distributions compared to 12 months of distributions for each of the other years presented.
(4)	From 2010 through 2014, Vanguard acquired certain oil and natural gas properties and related assets, as well as additional interests in these assets. The operating results of these properties were included with Vanguard’s from the closing date of the acquisitions forward.
(5)	On March 30, 2012, Vanguard divested oil and natural gas properties in the Appalachian Basin. As such, there are no operating results from these properties included in Vanguard’s operating results from the closing date of the divestiture forward.
(6)	On December 31, 2010, Vanguard acquired all of the member interests in Encore Energy Partners GP, LLC, the general partner of Encore Energy Partners LP (“ENP”) and certain limited partnership interests in ENP (the “ENP Purchase”) together representing a 46.7% aggregate equity interest in ENP at the date of the ENP Purchase. On December 1, 2011, Vanguard acquired the remaining 53.4% of the limited partnership interests in ENP not held by Vanguard through a merger (the “ENP Merger”) with one of Vanguard’s wholly-owned subsidiaries. The operating results of the subsidiaries Vanguard acquired in the ENP Purchase through the date of the completion of the ENP Merger on December 1, 2011 were subject to a 53.4% non-controlling interest.

Non-GAAP Financial Measure

Adjusted EBITDA

Vanguard presents Adjusted EBITDA in addition to its reported net income (loss) attributable to Vanguard unitholders in accordance with GAAP. Adjusted EBITDA is a non-GAAP financial measure that is defined as net income (loss) attributable to Vanguard unitholders plus, for 2011, net income (loss) attributable to the non-controlling interest. The result is net income (loss) which includes the non-controlling interest for 2011. From this Vanguard adds or subtracts the following:

•	Net interest expense, including write-off of deferred financing fees;
•	Depreciation, depletion, amortization and accretion;
•	Impairment of oil and natural gas properties;
•	Net gains or losses on commodity derivative contracts;
•	Cash settlements on matured commodity derivative contracts;
•	Net gains or losses on interest rate derivative contracts;
•	Net gains and losses on acquisitions of oil and natural gas properties;
•	Texas margin taxes;
•	Compensation related items, which include unit-based compensation expense, unrealized fair value of phantom units granted to officers and cash settlement of phantom units granted to officers;
•	Transaction costs incurred on acquisitions and mergers;
•	Interest income;
•	For 2011, non-controlling interest amounts attributable to each of the items above from the beginning of year through the completion of the ENP Merger on December 1, 2011, which revert the calculation back to an amount attributable to the Vanguard unitholders; and
•	For 2011, administrative services fees charged to ENP, excluding the non-controlling interest, which are eliminated in consolidation.

Adjusted EBITDA is a significant performance metric used by Vanguard management as a tool to measure (prior to the establishment of any cash reserves by the Vanguard Board, debt service and capital expenditures) the cash distributions Vanguard could pay its unitholders. Specifically, this financial measure indicates to investors whether or not Vanguard is generating cash flow at a level that can sustain or support an increase in its monthly distribution rates. Adjusted EBITDA is also used as a quantitative standard by Vanguard’s management and by external users of its financial statements such as investors, research analysts and others to assess the financial performance of Vanguard’s assets without regard to financing methods, capital structure or historical cost basis; the ability of Vanguard’s assets to generate cash sufficient to pay interest costs and support its indebtedness; and Vanguard’s operating performance and return on capital as compared to those of other companies in its industry.

Vanguard’s Adjusted EBITDA should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Vanguard’s Adjusted EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Therefore, Vanguard’s Adjusted EBITDA may not be comparable to similarly titled measures of other companies. For example, Vanguard funds premiums paid for derivative contracts, acquisitions of oil and natural gas properties, including the assumption of derivative contracts related to these acquisitions and other capital expenditures primarily with proceeds from debt or equity offerings or with borrowings under Vanguard’s reserve-based credit facility. For the purposes of calculating Adjusted EBITDA, Vanguard consider the cost of premiums paid for derivatives and the fair value of derivative contracts acquired as part of a business combination as investments related to its underlying oil and natural gas properties; therefore, they are not deducted in arriving at Vanguard’s Adjusted EBITDA. Vanguard’s Consolidated Statements of Cash Flows, prepared in accordance with GAAP, present cash settlements on matured derivatives and the initial cash outflows of premiums paid to enter into derivative contracts as operating activities. When Vanguard assumes derivative contracts as part of a business combination, Vanguard allocates a part of the purchase price and assigns them a fair value at the closing date of the acquisition. The fair value of the derivative contracts acquired is recorded as a derivative asset or liability and presented as cash used in investing activities in Vanguard’s Consolidated Statements of Cash Flows. As the volumes associated with these derivative contracts, whether Vanguard entered into them or assumed them, are settled, the fair value is recognized in operating cash flows. Whether these cash settlements on derivatives are received or paid, they are reported as operating cash flows which may increase or decrease the amount Vanguard has available to fund distributions.

As noted above, for purposes of calculating Adjusted EBITDA, Vanguard considers both premiums paid for derivatives and the fair value of derivative contracts acquired as part of a business combination as investing activities. This is similar to the way the initial acquisition or development costs of Vanguard’s oil and natural gas properties are presented in its Consolidated Statements of Cash Flows; the initial cash outflows are presented as cash used in investing activities, while the cash flows generated from these assets are included in operating cash flows. The consideration of premiums paid for derivatives and the fair value of derivative contracts acquired as part of a business combination as investing activities for purposes of determining Vanguard’s Adjusted EBITDA differs from the presentation in its consolidated financial statements prepared in accordance with GAAP which (i) presents premiums paid for derivatives entered into as operating activities and (ii) the fair value of derivative contracts acquired as part of a business combination as investing activities.

The following table presents a reconciliation of Vanguard’s consolidated net income (loss) to Adjusted EBITDA.

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011(e)	2010(f)
	(in thousands)
Net income (loss) attributable to Vanguard unitholders	$(912,475)	$10,383	$64,345	$59,511	$(168,815)	$62,063	$21,885
Net income attributable to non-controlling interest	—	—	—	—	—	26,067	—
Net income (loss)	(912,475)	10,383	64,345	59,511	(168,815)	88,130	21,885
Plus:
Interest expense	40,563	32,808	69,765	61,148	41,891	28,994	5,766
Depreciation, depletion, amortization and accretion	130,015	95,118	226,937	167,535	104,542	84,857	22,231
Impairment of oil and natural gas properties	865,975	—	234,434	—	247,722	—	—
Net (gains) losses on commodity derivative	(38,233)	94,436	(163,452)	(11,256)	(36,846)	(6,735)	(7,797)
Net cash settlements received on matured commodity derivative(a)(b)(c)	80,620	(19,380)	10,187	30,905	39,102	18,720	25,887
Net losses on interest rate derivative contracts(d)	1,484	1,579	1,933	96	6,992	4,962	2,148
Net (gain) loss on acquisitions of oil and natural gas properties	—	(32,114)	(34,523)	(5,591)	(11,111)	367	5,680
Texas margin taxes	142	(281)	(630)	601	239	261	(12)
Compensation related items	7,827	5,003	11,710	5,931	6,796	3,026	1,026
Transaction costs incurred on acquisitions and mergers	—	—	739	865	—	2,019	3,583
Less:
Interest income	—	—	—	—	—	—	(1)
Adjusted EBITDA before non-controlling interest	$175,918	$187,552	$421,445	$309,745	$230,512	$224,601	$80,396
Non-controlling interest attributable to adjustments above	—	—	—	—	—	(62,838)	—
Administrative services fees eliminated in consolidation	—	—	—	—	—	2,840	—
Adjusted EBITDA attributable to Vanguard unitholders	$175,918	$187,552	$421,445	$309,745	$230,512	$164,603	$80,396

(a) Excludes premiums paid, whether at inception or deferred, for derivative contracts that settled during the period. Vanguard considers the cost of premiums paid for derivatives as an investment related to Vanguard’s underlying oil and natural gas properties.	$2,567	$—	$—	$220	$11,641	$11,346	$1,950
(b) Excludes the fair value of derivative contracts acquired as part of prior period business combinations that apply to contracts settled during the period. Vanguard considers the amounts paid to sellers for derivative contracts assumed with business combinations a part of the purchase price of the underlying oil and natural gas properties.	$20,281	$10,864	$21,306	$30,200	$26,505	$169	$1,995
(c) Excludes fair value of restructured derivative contracts.	$(31,945)	—	—	—	—	—	—
(d) Includes settlements paid on interest rate derivatives	$1,980	$2,005	$4,035	$3,888	$2,515	$2,874	$1,799

(e)

Results of operations from oil and natural gas properties acquired in the ENP Purchase through the date of the completion of the ENP Merger on December 1, 2011 were subject to a 53.4% non-controlling interest.

(f) As the ENP Purchase was completed on December 31, 2010, no results of operations were included for the year ended December 31, 2010.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF EAGLE ROCK

The following summary historical consolidated data as of and for the five fiscal years ended December 31, 2014. The historical consolidated financial data for the years ended December 31, 2014, 2013 and 2012 and the historical consolidated balance sheet data as of December 31, 2014 and 2013 have been derived from Eagle Rock’s audited historical consolidated financial statements contained in Eagle Rock’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated into this joint proxy statement/prospectus by reference. The historical consolidated financial data for the years ended December 31, 2012 and 2011 and the historical consolidated balance sheet data as of December 31, 2012 and 2011 have been derived from Eagle Rock’s audited historical consolidated financial statements not included or incorporated by reference herein. The following selected historical consolidated financial data as of and for the six months ended June 30, 2015 and 2014 are derived from Eagle Rock’s unaudited condensed consolidated financial statements contained in Eagle Rock’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which is incorporated into this joint proxy statement/prospectus by reference. In the opinion of Eagle Rock’s management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of Eagle Rock’s financial position at June 30, 2015, and its operating results and cash flows for the six months ended June 30, 2015 and 2014 have been included.

You should read the following historical consolidated financial data in conjunction with Eagle Rock’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, as well as Eagle Rock’s historical financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	($ in thousands, except distributions per unit)
Statement of Operations Data:
Sales to external customers	$62,723	$107,361	$203,773	$201,309	$203,205	$204,310	$94,735
Commodity risk management gains (losses), net	11,065	(28,114)	94,431	(3,937)	28,110	37,269	(4,026)
Total revenues	73,788	79,247	298,204	197,372	231,315	241,579	90,709
Operating and maintenance expense	22,836	22,405	43,670	41,426	41,391	32,287	24,007
Taxes other than income	2,726	7,387	12,925	12,928	15,343	15,436	8,764
General and administrative expense	22,395	25,295	47,193	53,131	50,990	42,525	34,512
Impairment expense	68,344	—	395,892	214,286	45,289	11,728	3,536
Depreciation, depletion and amortization	31,035	40,705	85,579	89,444	90,510	66,909	31,934
Operating (loss) income	(73,548)	(16,545)	(287,055)	(213,843)	(12,208)	72,694	(12,044)
Interest expense, net	(6,541)	(10,563)	16,981	19,893	21,003	22,246	31,861
Loss on short-term investments	(5,754)	—	62,028	—	—	—	—
Other expense (income)	3,203	3	(8,294)	30	28	149	(453)
(Loss) income from continuing operations before income taxes	(82,640)	(27,105)	(357,770)	(233,766)	(33,239)	50,299	(43,452)
Income tax benefit	(1,521)	(1,750)	(5,403)	(5,595)	(1,093)	(3,350)	(2,885)
(Loss) income from continuing operations	(81,119)	(25,355)	(352,367)	(228,171)	(32,146)	53,649	(40,567)
Discontinued operations, net of tax	(974)	(36,249)	212,460	(49,808)	(118,456)	19,483	35,218
Net (loss) income	$(82,093)	$(61,604)	$(139,907)	$(277,979)	$(150,602)	$73,132	$(5,349)

	Six Months Ended June 30,			Year Ended December 31,
	2015	2014		2014	2013	2012	2011	2010
	($ in thousands, except distributions per unit)
(Loss) income from continuing operations per common unit – diluted	$(0.54)	$(0.16)		$(2.25)	$(1.50)	$(0.26)	$0.45	$(0.49)
Balance Sheet Data (at period end):
Property, plant and equipment, net	$438,867	$859,895	(b)	$487,988	$824,451	$982,784	$956,347	$351,594
Total assets	$562,178	$2,130,765		$794,275	$2,127,550	$2,294,216	$2,045,688	$1,349,397
Long-term debt	$144,781	$380,712	(b)	$263,343	$757,480	$659,117	$509,193	$530,000
Net equity	$285,208	$493,002		$388,470	$573,879	$868,374	$1,007,347	$579,113
Cash Flow Data:
Net cash flows provided by (used in):
Operating activities	$35,230	$25,674		$78,126	$114,243	$75,336	$60,419	$6,716
Investing activities	$109,075	$(63,789)		$(92,858)	$(149,868)	$(152,509)	$(297,264)	$141,310
Financing activities	$(144,654)	$33,480		$(555,358)	$69,723	$165,471	$(9,834)	$(175,446)
Discontinued operations	$(974)	$5,300		$571,357	$(34,047)	$(89,150)	$243,507	$28,737
Other Financial Data:
Cash distributions per common unit (declared)	$0.14	$0.15		$0.14	$0.74	$0.88	$0.75	$0.23
Adjusted EBITDA(a)	$51,251	$50,995		$120,890	$119,772	$133,561	$119,240	$26,874

(a)	See “Non-GAAP Financial Measures” below for reconciliation of “Adjusted EBITDA” to net cash flows from operating activities and net income (loss).
(b)	Amount disclosed in Eagle Rock’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, filed with the SEC on August 1, 2014, has been retrospectively adjusted to reflect Eagle Rock’s Midstream Business’s assets and liabilities as held-for-sale.

Non-GAAP Financial Measures

Eagle Rock includes in this joint proxy statement/prospectus Adjusted EBITDA and distributable cash flow, which are non-GAAP financial measures and which do not comply with GAAP. Eagle Rock provides reconciliations of the non-GAAP financial measures to its most directly comparable financial measures as calculated and presented in accordance with GAAP.

Eagle Rock defines Adjusted EBITDA as net income (loss) plus or (minus) income tax provision (benefit); interest-net, including gains and losses from interest rate risk management instruments that settled during the period and other expense; depreciation, depletion and amortization expense; impairment expense; other operating expense, non-recurring; other non-cash operating and general and administrative expenses, including non-cash compensation related to Eagle Rock’s equity-based compensation program; mark-to-market (gains) losses on commodity and interest rate risk management related instruments; gains (losses) on discontinued operations and other (income) expense.

Eagle Rock uses Adjusted EBITDA as a measure of its core profitability to assess the financial performance of its assets. Adjusted EBITDA is also used as a supplemental financial measure by external users of Eagle Rock’s financial statements such as investors, commercial banks and research analysts. For example, the compliance covenant used by Eagle Rock’s lenders under its credit agreement which is designed to measure Eagle Rock’s viability and its ability to perform under the terms of its credit agreement uses a variant of Eagle Rock’s Adjusted EBITDA. Eagle Rock believes that investors benefit from having access to the same financial measures that its management team uses in evaluating performance. Adjusted EBITDA is useful in determining Eagle Rock’s ability to sustain or increase distributions. By excluding unrealized derivative gains (losses), a non-cash, mark-to-market benefit (charge) which represents the change in fair market value of Eagle Rock’s executed derivative instruments and is independent of its assets’ performance or cash flow generating ability, Eagle Rock believes Adjusted EBITDA provides additional information of Eagle Rock’s ability to generate cash sufficient to pay interest costs, support its level of indebtedness, make cash distributions to its unitholders and general partner and finance its maintenance capital expenditures. Eagle Rock further believe that Adjusted EBITDA also provides additional information on the underlying performance of its operating assets by isolating the performance of its operating assets from the impact of an unrealized, non-cash measure designed to describe the fluctuating inherent value of a financial asset. Similarly, by excluding the impact of non-recurring discontinued operations, Adjusted EBITDA provides users of Eagle Rock’s financial statements additional information on its current assets’ cash generation ability, independently from that of assets which are no longer a part of its operations. Eagle Rock’s Adjusted EBITDA definition may not be comparable to Adjusted EBITDA or similarly titled measures as used by other entities, as other entities may not calculate Adjusted EBITDA in the same manner as Eagle Rock. For example, Eagle Rock includes in Adjusted EBITDA the actual settlement revenue created from its commodity hedges by virtue of transactions occasionally undertaken by Eagle Rock to reset commodity hedges to higher prices or purchase puts or other similar floors, despite the fact that Eagle Rock excludes from Adjusted EBITDA any charge for amortization of the cost of such commodity hedge reset transactions or puts.

Adjusted EBITDA does not include interest expense, income taxes or depreciation and amortization expense. Because Eagle Rock has borrowed money to finance its operations, interest expense is a necessary element of its costs and ability to generate net income. Because Eagle Rock uses capital assets, depreciation and amortization are also necessary elements of its costs. Therefore, any measures that exclude these elements have material limitations. To compensate for these limitations, Eagle Rock believes that it is important to consider both net income (loss) and net cash flows provided by operating activities determined in accordance with GAAP, as well as Adjusted EBITDA, to evaluate its performance and liquidity.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flows provided by operating activities or any other measure of financial performance presented in accordance with GAAP.

Distributable Cash Flow is defined as Adjusted EBITDA minus: (i) maintenance capital expenditures; (ii) cash interest expense; (iii) cash income taxes; and (iv) the addition of losses or subtraction of gains relating to other miscellaneous non-cash amounts affecting net income (loss) for the period. Maintenance capital expenditures represent capital expenditures necessary to maintain Eagle Rock’s production. Eagle Rock estimates these amounts based on current projections and expectations, and does not undertake to adjust any historical amounts based on the actual impact of such expenditures on production. As a result, the included amount of maintenance capital expenditures could fail to maintain production if actual performance does not meet Eagle Rock’s projections and expectations, including, without limitation, on account of: (i) unanticipated mechanical issues; (ii) unanticipated delays; (iii) poorer than expected production performance of Eagle Rock’s new wells and recompletions; and/or (iv) unanticipated loss of, or higher than anticipated decline in, existing production.

Distributable Cash Flow is a performance metric used by Eagle Rock’s senior management to compare cash flows generated by Eagle Rock (excluding growth capital expenditures and prior to the establishment of any retained cash reserves by the Eagle Rock Board) to the cash distributions expected to be paid to Eagle Rock common unitholders. Using this metric, Eagle Rock management can quickly compute the coverage ratio of estimated cash flows to planned cash distributions. This financial measure also is important to Eagle Rock investors as an indicator of whether Eagle Rock is generating cash flow at a level that can sustain, or support an increase in, quarterly distribution rates. Actual distributions are set by the Eagle Rock Board.

The GAAP measure most directly comparable to Distributable Cash Flow is net income (loss). Eagle Rock’s Distributable Cash Flow definition may not be comparable to Distributable Cash Flow or similarly titled measures of other entities, as other entities may not calculate Distributable Cash Flow (and Adjusted EBITDA, on which it builds) in the same manner as Eagle Rock. See the example given above for Adjusted EBITDA related to amortization of costs of commodity hedges, including costs of hedge reset transactions.

The following table provides a reconciliation of (i) Adjusted EBITDA to net cash flows provided by operating activities and net income (loss) and (ii) Distributable Cash Flow to net income (loss):

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	($ in thousands)
Reconciliation of Adjusted EBITDA to net cash flows provided by (used in) operating activities and net (loss) income:
Net cash flows provided by (used in) operating activities	$35,230	$25,674	$78,126	$114,243	$75,336	$60,419	$6,716
Add (deduct):
Discontinued operations, net of tax	(974)	(36,249)	212,460	(49,808)	(118,456)	19,483	35,218
Depreciation, depletion, amortization and impairment	(99,379)	(40,705)	(481,471)	(303,730)	(135,799)	(78,637)	(35,470)
Amortization of debt issuance cost	(546)	(1,269)	(2,241)	(2,151)	(1,735)	(1,621)	(1,305)
Gain (loss) from risk management activities, net	8,963	(28,975)	92,697	(5,041)	23,383	25,868	(31,161)
Derivative settlements – operating	(27,505)	5,314	(4,669)	(7,478)	(5,368)	22,456	25,205
Other	(1,375)	(3,903)	(5,624)	(9,119)	(7,127)	(1,954)	(3,290)
Loss on short-term investments	(5,754)	—	(62,028)	—	—	—	—
Accounts receivable and other current assets	(4,753)	24,728	24,216	(16,118)	24,655	(13,924)	(5,039)
Accounts payable and accrued liabilities	13,225	(7,208)	9,161	(774)	(16,717)	26,975	3,992
Risk management activities	—	—	—	—	6,607	15,773	—
Other assets and liabilities	775	989	(534)	1,997	4,619	(1,706)	(215)
Net (loss) income	(82,093)	(61,604)	(139,907)	(277,979)	(150,602)	73,132	(5,349)
Add (deduct):
Interest expense, net	6,324	13,124	20,016	25,575	26,531	27,990	24,244
Depreciation, depletion, amortization and impairment	99,379	40,705	481,471	303,730	135,799	78,637	35,470
Income tax benefit	(1,521)	(1,750)	(5,403)	(5,595)	(1,093)	(3,350)	(2,885)
EBITDA	22,089	(9,525)	356,177	45,731	10,635	176,409	51,480
Add (deduct):
(Gain) loss from risk management activities, net	(8,963)	28,975	(92,697)	5,041	(23,383)	(25,868)	31,161
Total derivative settlements	25,620	(8,739)	(354)	8,801	19,817	(16,189)	(24,074)
Restricted unit compensation expense	3,000	4,042	8,198	10,392	7,719	4,297	4,271
Non-cash mark-to-market imbalances	183	(7)	(2)	(1)	317	74	(746)
Discontinued operations, net of tax	974	36,249	(212,460)	49,808	118,456	(19,483)	(35,218)
Loss on short-term investments	5,754	—	62,028	—	—	—	—
Other income	(23)	—	—	—	—	—	—
Other	2,617	—	—	—	—	—
ADJUSTED EBITDA(a)	$51,251	$50,995	$120,890	$119,772	$133,561	$119,240	$26,874

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	($ in thousands)
Reconciliation of Distributable Cash Flow to Net Loss:
Net loss, as reported	$(82,093)	$(61,604)	$(139,907)	$(277,979)	$(150,602)	$73,132	$(5,349)
Depreciation, depletion and amortization expense	31,035	40,705	85,579	89,444	90,510	66,909	31,934
Impairment	68,344	—	395,892	214,286	45,289	11,728	3,536
(Gain) loss from risk management activities, net	(8,963)	28,975	(92,697)	5,041	(23,383)	(25,868)	31,161
Total derivative settlements	25,620	(8,739)	(354)	8,801	19,817	(16,189)	(24,074)
Capital expenditures-maintenance related	(20,380)	(28,960)	(58,458)	(46,200)	(39,250)	(27,530)	(11,580)
Non-cash mark-to-market of Upstream product imbalances	183	(7)	(2)	(1)	317	74	(746)
Restricted units non-cash amortization expense	3,000	4,042	8,198	10,392	7,719	4,297	4,271
Income tax benefit	(1,521)	(1,750)	(5,403)	(5,595)	(1,093)	(3,350)	(2,885)
Other income	(23)	—	—	—	—	—	—
Cash income taxes	(141)	—	—	(201)	(75)	(489)	29
Discontinued operations	974	36,249	(212,460)	49,808	118,456	(19,483)	(35,218)
Loss on short-term investments	5,754	—	62,028	—	—	—	—
Other	2,617	—	—	—	—	—	—
Distributable Cash Flow	$24,406	$8,911	$42,416	$47,796	$67,705	$63,231	$(8,921)

(a)	Adjusted EBITDA excludes amortization of commodity hedge costs (including costs of hedge reset transactions) for the year ended December 31, 2010 of $2.2 million. Including these amortization costs, Eagle Rock’s Adjusted EBITDA for the year ended December 31, 2010 would have been $24.7 million.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma combined balance sheet as of June 30, 2015 reflects the transactions contemplated by the merger agreement and the LRE Transactions as if they occurred on June 30, 2015. The unaudited pro forma combined statements of operations for the year ended December 31, 2014 and the six months ended June 30, 2015 reflect the transactions contemplated by the merger agreement, the LRE Transactions and certain acquisitions made by Vanguard in 2014 as if they occurred on January 1, 2014.

The following selected unaudited pro forma combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined organization’s financial position or results of operations actually would have been had the transactions contemplated by the merger agreement and the LRE Transactions been completed as of the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the combined organization. Future results may vary significantly from the results reflected because of various factors. The following selected unaudited pro forma combined financial information should be read in conjunction with the section entitled “Vanguard Natural Resources, LLC Unaudited Pro Forma Combined Financial Information” and related notes included in this joint proxy statement/prospectus.

The completion of the LRE merger is not a condition to the completion of the merger and there can be no assurance that the LRE merger will be completed.

Unaudited Pro Forma Combined Balance Sheet Data as of June 30, 2015

	Historical		Pro Forma Adjustments	Vanguard/ Eagle Rock Pro Forma Combined	Historical	Pro Forma Adjustments	Vanguard/ Eagle Rock/ LRE Pro Forma Combined
(in thousands)	Vanguard	Eagle Rock			LRE
Total assets	$2,768,042	$562,178	$7,313	$3,337,533	$502,863	$(17,531)	$3,822,865
Total liabilities	$2,190,403	$276,970	$30,449	$2,497,822	$349,881	$(4,189)	$2,843,514
Total members’ equity	$577,639	$285,208	$(23,136)	$839,711	$152,982	$(13,342)	$979,351
Total liabilities and members’ equity	$2,768,042	$562,178	$7,313	$3,337,533	$502,863	$(17,531)	$3,822,865

Unaudited Pro Forma Combined Statement of Operations Data for the Year Ended December 31, 2014

(in thousands except per unit data)	Vanguard As Adjusted(1)	Eagle Rock Historical	Pro Forma Adjustments	Vanguard/ Eagle Rock Pro Forma Combined	LRE Historical	Pro Forma Adjustments	Vanguard/ Eagle Rock/ LRE Pro Forma Combined
Total revenues	$902,083	$298,204	$—	$1,200,287	$187,905	$(4)	$1,388,188
Total costs and expenses	710,724	585,259	(41,353)	1,254,630	122,715	$(16,198)	1,361,147
Income (loss) from operations	191,359	(287,055)	41,353	(54,343)	65,190	$16,194	27,041
Income (loss) from continuing operations attributable to common and Class B unitholders	$95,125	$(352,367)	$45,670	$(211,572)	$52,742	$20,643	$(138,187)
Income (loss) from continuing operations per common and Class B Unit
Basic	$1.16	$(2.25)	—	$(1.91)	$1.94	—	$(1.09)
Diluted	$1.14	$(2.25)	—	$(1.91)	$1.94	—	$(1.09)

(1)	On January 31, 2014, Vanguard and its wholly owned subsidiary, Encore Energy Partners Operating, LLC, completed the acquisition of certain natural gas and oil assets in the Pinedale and Jonah fields located in Southwestern Wyoming for approximately $555.6 million in cash (the “Pinedale Acquisition”), and, on September 30, 2014, Vanguard and its wholly owned subsidiary, Vanguard Operating, LLC, completed the acquisition of natural gas, oil and NGL assets in the Piceance Basin located in Colorado for approximately $496.4 million (the “Piceance Acquisition”). The Vanguard As Adjusted column in the Unaudited Pro Forma Combined Statement of Operations Data for Year Ended December 31, 2014, above, incorporates the following financial information related to the Pinedale Acquisition and the Piceance Acquisition:

(in thousands except per unit data)	Vanguard	Pinedale Acquisition Adjustments	Piceance Acquisition Adjustments	Vanguard As Adjusted
Total revenues	$788,065	$14,259	$99,759	$902,083
Total costs and expenses	686,599	5,785	18,340	710,724
Income from operations	101,466	8,474	81,419	191,359
Net income (loss) attributable to common and Class B unitholders	$46,148	$(24,628)	$73,605	$95,125
Net income per common and Class B Unit
Basic	$0.56	—	—	$1.16
Diluted	$0.55	—	—	$1.14

Unaudited Pro Forma Combined Statement of Operations Data for the Six Months Ended June 30, 2015

(in thousands except per unit data)	Vanguard	Eagle Rock	Pro Forma Adjustments	Vanguard/Eagle Rock Pro Forma Combined	LRE	Pro Forma Adjustments	Vanguard/Eagle Rock/LRE Pro Forma Combined
Total revenues (losses)	$232,968	$73,788	$—	$306,756	$46,919	$—	$353,675
Total costs and expenses	1,103,441	147,336	(11,885)	1,238,892	86,625	(10,473)	1,315,044
Loss from operations	(870,473)	(73,548)	11,885	(932,136)	(39,706)	10,473	(961,369)
Loss from continuing operations attributable to common and Class B unitholders	$(925,855)	$(81,119)	$11,841	$(995,133)	$(47,250)	$13,237	$(1,029,146)
Loss from continuing operations per common and Class B Unit Basic & Diluted	$(10.86)	$(0.54)	—	$(8.73)	$(1.35)	$—	$(7.95)

UNAUDITED COMPARATIVE PER UNIT INFORMATION

The tables below set forth historical and unaudited pro forma combined per unit information of Vanguard, Eagle Rock and LRE.

Historical Per Unit Information of Vanguard and Eagle Rock

The historical per unit information of Vanguard and Eagle Rock set forth in the tables below is derived from the audited consolidated financial statements as of and for the year ended December 31, 2014 and the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2015 for each of Vanguard and Eagle Rock.

Pro Forma Combined Per Unit Information of Vanguard

The unaudited pro forma combined per unit information of Vanguard set forth in the tables below gives effect, as applicable, to the transactions contemplated by (i) the merger agreement under the purchase method of accounting, as if the merger had been effective on January 1, 2014, in the case of income from continuing operations per unit and cash distributions data, and June 30, 2015, in the case of book value per unit data, and, in each case, assuming that 0.185 Vanguard common units have been issued in exchange for each outstanding Eagle Rock common unit and after giving effect to the settlement of outstanding restricted units awarded under Eagle Rock’s Long-Term Incentive Plan (as amended from time to time, the “Eagle Rock LTIP”) in accordance with the merger agreement, and (ii) the LRE merger agreement under the purchase method of accounting, as if the merger had been effective on January 1, 2014, in the case of income from continuing operations per unit and cash distributions data, and June 30, 2015, in the case of book value per unit data, and, in each case, assuming that 0.550 Vanguard common units have been issued in exchange for each outstanding LRE common unit.

General

You should read the information set forth below in conjunction with the selected historical financial information of Vanguard and Eagle Rock included elsewhere in this joint proxy statement/prospectus and the historical financial statements and related notes of Vanguard and Eagle Rock that are incorporated by reference into or contained in this joint proxy statement/prospectus. See “Selected Historical Consolidated Financial Data of Vanguard,” “Selected Historical Consolidated Financial Data of Eagle Rock” and “Where You Can Find More Information.”

The accounting for an acquisition of a business is based on the authoritative guidance for business combinations. Purchase accounting requires, among other things, that the assets acquired and liabilities assumed be recognized at their fair values as of the date the merger is completed. The allocation of the purchase price is dependent upon certain valuations of Eagle Rock’s assets and liabilities and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments reflect the assets and liabilities of Eagle Rock at their preliminary estimated fair values. Differences between these preliminary estimates and the final purchase accounting will occur, and these differences could have a material impact on the unaudited pro forma combined per unit information set forth in the following tables.

The unaudited pro forma per unit information of Vanguard does not purport to represent the actual results of operations that Vanguard would have achieved or distributions that would have been declared had the companies been combined during these periods or to project the future results of operations that Vanguard may achieve or the distributions it may pay after the merger (in thousands, except per unit data).

Historical – Vanguard	As of and for the Six months Ended June 30, 2015	As of and for the Year Ended December 31, 2014
Total revenues	$232,968	$788,065
Net income (loss) per common unit and Class B unit
Basic	$(10.86)	$0.56
Diluted	$(10.86)	0.55
Distribution declared per common unit and Class B unit	$0.798	$2.515
Book value per common unit and Class B unit	$2.79	$14.29

Historical – Eagle Rock	As of and for the Six months Ended June 30, 2015	As of and for the Year Ended December 31, 2014
Total revenues	$73,788	$298,204
Loss from continuing operations per common unit
Basic & Diluted	$(0.54)	$(2.25)
Distribution declared per common unit	$0.14	$0.14
Book value per common unit	$1.86	$2.55

Pro Forma – Vanguard (giving effect to the Eagle Rock merger only)	As of and for the Six months Ended June 30, 2015	As of and for the Year Ended December 31, 2014
Total revenues	$306,756	$1,200,287
Loss from continuing operations per common unit and Class B unit
Basic & Diluted	$(8.73)	$(1.91)
Distribution declared per common unit and Class B unit(1)	$0.798	$2.515
Book value per common unit and Class B unit	$4.36		(2)

(1)	Pro forma distributions per unit are based solely on historical distributions for Vanguard.
(2)	A pro forma balance sheet was prepared only as of June 30, 2015.

Equivalent Pro Forma – Eagle Rock(1) (giving effect to the Eagle Rock merger only)	As of and for the Six months Ended June 30, 2015	As of and for the Year Ended December 31, 2014
Loss from continuing operations per common unit and Class B unit
Basic	$(1.62)	$(0.35)
Distribution declared per common unit and Class B unit	$0.148	$0.465
Book value per common unit and Class B unit	$0.81		(2)

(1)	Eagle Rock’s equivalent pro forma earnings, book value and cash distribution amounts have been calculated by multiplying Vanguard’s pro forma per unit amounts by the 0.185x exchange ratio.
(2)	A pro forma balance sheet was prepared only as of June 30, 2015.

Pro Forma – Vanguard (giving effect to the Eagle Rock merger and the LRE merger)	As of and for the Six months Ended June 30, 2015	As of and for the Year Ended December 31, 2014
Total revenues	$353,675	$1,388,188
Loss from continuing operations per common unit and Class B unit
Basic & Diluted	$(7.95)	$(1.09)
Distribution declared per common unit and Class B unit(1)	$0.798	$2.515
Book value per common unit and Class B unit	$4.91		(2)

(1)	Pro forma distributions per unit are based solely on historical distributions for Vanguard.
(2)	A pro forma balance sheet was prepared only as of June 30, 2015.

Equivalent Pro Forma – Eagle Rock(1) (giving effect to the Eagle Rock merger and the LRE merger)	As of and for the Six months Ended June 30, 2015	As of and for the Year Ended December 31, 2014
Loss from continuing operations per common unit and Class B unit
Basic & Diluted	$(1.47)	$(0.20)
Distribution declared per common unit and Class B unit	$0.148	$0.465
Book value per common unit and Class B unit	$0.91		(2)

(1)	Eagle Rock’s equivalent pro forma earnings, book value and cash distribution amounts have been calculated by multiplying Vanguard’s pro forma per unit amounts by the 0.185x exchange ratio.
(2)	A pro forma balance sheet was prepared only as of June 30, 2015.

COMPARATIVE UNIT PRICES AND DISTRIBUTIONS

Vanguard common units are currently listed on the NASDAQ under the ticker symbol “VNR.” Eagle Rock common units are currently listed on the NASDAQ under the ticker symbol “EROC.” The table below sets forth, for the calendar quarters indicated, the high and low sale prices per Vanguard common unit and per Eagle Rock common unit on the NASDAQ.

	Vanguard Common Units		Eagle Rock Common Units
	High	Low	High	Low
2015
Third quarter (through August 28, 2015)	$15.50	$5.50	$2.55	$0.94
Second quarter	$17.59	$13.81	$2.85	$2.25
First quarter	$19.50	$11.90	$2.85	$2.02
2014
Fourth quarter	$27.72	$12.57	$3.63	$1.78
Third quarter	$33.04	$26.11	$5.14	$3.42
Second quarter	$32.21	$29.26	$5.33	$3.97
First quarter	$31.50	$29.11	$6.30	$4.68
2013
Fourth quarter	$29.75	$27.13	$7.88	$5.01
Third quarter	$28.45	$24.23	$8.25	$6.01
Second quarter	$29.93	$27.08	$10.52	$7.46
First quarter	$29.64	$26.21	$9.84	$8.73
2012
Fourth quarter	$30.22	$24.25	$10.58	$8.23
Third quarter	$29.00	$25.80	$9.81	$8.55
Second quarter	$29.29	$22.81	$10.00	$8.25
First quarter	$29.75	$26.36	$11.81	$5.01

The following table shows the amount of cash distributions declared on Vanguard common units and Eagle Rock common units, respectively, for the periods indicated. Vanguard changed its cash distribution policy from a quarterly payment schedule to a monthly payment schedule beginning with the distributions relating to the third quarter of 2012.

	Vanguard Cash Distributions	Eagle Rock Cash Distributions	Paid
2015
Second Quarter	—	$0.0700	August 14, 2015
June	$0.1175	—	August 14, 2015
May	$0.1175	—	July 15, 2015
April	$0.1175	—	June 12, 2015
First Quarter	—	$0.0700	May 15, 2015
March	$0.1175	—	May 15, 2015
February	$0.1175	—	April 14, 2015
January	$0.1175	—	March 17, 2015
2014
Fourth Quarter	—	$0.0700	February 13, 2015
December	$0.2100	—	February 13, 2015
November	$0.2100	—	January 14, 2015
October	$0.2100	—	December 15, 2014
Third Quarter	—	$0.0700	November 14, 2014
September	$0.2100	—	November 14, 2014
August	$0.2100	—	October 15, 2014
July	$0.2100	—	September 12, 2014

	Vanguard Cash Distributions	Eagle Rock Cash Distributions	Paid
Second Quarter	—	—	—
June	$0.2100	—	August 14, 2014
May	$0.2100	—	July 15, 2014
April	$0.2100	—	June 13, 2014
First Quarter	—	—	—
March	$0.2100	—	May 15, 2014
February	$0.2100	—	April 14, 2014
January	$0.2075	—	March 17, 2014
2013
Fourth Quarter	—	$0.1500	February 14, 2014
December	$0.2075	—	February 14, 2014
November	$0.2075	—	January 15, 2014
October	$0.2075	—	December 13, 2013
Third Quarter	—	$0.1500	November 14, 2013
September	$0.2075	—	November 14, 2013
August	$0.2075	—	October 15, 2013
July	$0.2075	—	September 13, 2013
Second Quarter	—	$0.2200	August 14, 2013
June	$0.2050	—	August 14, 2013
May	$0.2050	—	July 15, 2013
April	$0.2050	—	June 14, 2013
First Quarter	—	$0.2200	May 15, 2013
March	$0.2025	—	May 15, 2013
February	$0.2025	—	April 12, 2013
January	$0.2025	—	March 15, 2013
2012
Fourth Quarter	—	$0.2200	February 14, 2013
December	$0.2025	—	February 14, 2013
November	$0.2025	—	January 14, 2013
October	$0.2025	—	December 14, 2012
Third Quarter	—	$0.2200	November 14, 2012
September	$0.2000	—	November 14, 2012
August	$0.2000	—	October 15, 2012
July	$0.2000	—	September 14, 2012
Second Quarter	$0.6000	$0.2200	August 14, 2012
First Quarter	$0.5925	$0.2200	May 14, 2012 (Vanguard)/ May 15, 2012 (Eagle Rock)

The following table presents per unit closing prices for Vanguard common units and Eagle Rock common units on May 21, 2015, the last trading day before the public announcement of the merger agreement, and on August 28, 2015, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also presents the equivalent market value per Eagle Rock common unit on such dates. The equivalent market value per Eagle Rock common unit has been determined by multiplying the closing prices of Vanguard common units on those dates by the exchange ratio of 0.185 of a Vanguard common unit.

	Vanguard Common Units	Eagle Rock Common Units	Equivalent Market Value per Eagle Rock Common Unit
August 28, 2015	$9.62	$1.54	$1.78
May 21, 2015	$16.48	$2.45	$3.05

Although the exchange ratio is fixed, the market prices of Vanguard common units and Eagle Rock common units will fluctuate prior to the consummation of the merger and the market value of the merger consideration ultimately received by Eagle Rock unitholders will depend on the closing price of Vanguard common units on the day the merger is consummated. Thus, Eagle Rock unitholders will not know the exact market value of the merger consideration they will receive until the closing of the merger.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding how to vote with respect to the matters contained in this joint proxy statement/.prospectus. In addition, you should read and carefully consider the risks associated with each of Vanguard and Eagle Rock and their respective businesses. These risks can be found in Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2014 and subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus with respect to Vanguard, and included in Eagle Rock’s Annual Report on Form 10-K for the year ended December 31, 2014 and subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus with respect to Eagle Rock. For further information regarding the documents contained in or incorporated into this joint proxy statement/prospectus by reference, please see the section titled “Where You Can Find More Information.” Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described in the documents contained in or incorporated by reference could have a material adverse effect on Vanguard’s, Eagle Rock’s or the combined organization’s respective businesses, financial condition, cash flows and results of operations and could result in a decline in the trading prices of their respective common units.

Risk Factors Relating to the Merger

Because the exchange ratio is fixed and because the market price of Vanguard common units will fluctuate prior to the consummation of the merger, Eagle Rock unitholders cannot be sure of the market value of the Vanguard common units they will receive as merger consideration relative to the value of Eagle Rock common units they exchange.

The market value of the consideration that Eagle Rock unitholders will receive in the merger will depend on the trading price of Vanguard’s common units at the closing of the merger. The exchange ratio that determines the number of Vanguard common units that Eagle Rock unitholders will receive in the merger is fixed. This means that there is no mechanism contained in the merger agreement that would adjust the number of Vanguard common units that Eagle Rock unitholders will receive based on any decreases in the trading price of Vanguard common units or increases in the trading price of Eagle Rock common units. Unit price changes may result from a variety of factors (many of which are beyond Vanguard’s or Eagle Rock’s control), including:

•	changes in Vanguard’s business, operations and prospects;
•	changes in market assessments of Vanguard’s business, operations and prospects;
•	interest rates, general market, industry and economic conditions and other factors generally affecting the price of Vanguard common units; and
•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which Vanguard operates.

If Vanguard’s common unit price at the closing of the merger is less than Vanguard’s common unit price on the date that the merger agreement was signed, then the market value of the consideration received by Eagle Rock unitholders will be less than contemplated at the time the merger agreement was signed. Between the execution of the merger agreement and August 28, 2015, the trading price of Vanguard's common units has declined from $16.48 per common unit to $9.62 per common unit.

Eagle Rock is subject to provisions that limit its ability to pursue alternatives to the merger, could discourage a potential competing acquirer of Eagle Rock from making a favorable alternative transaction proposal and, in specified circumstances under the merger agreement, would require Eagle Rock to reimburse up to $2,317,700 of Vanguard’s out-of-pocket expenses and pay a termination fee to Vanguard of $20,000,000 (or in certain circumstances, $10,000,000).

Under the merger agreement, Eagle Rock is restricted from entering into alternative transactions. Unless and until the merger agreement is terminated, subject to specified exceptions (which are discussed in more detail in “The Merger Agreement — No Solicitation by Eagle Rock of Alternative Proposals”), Eagle Rock is restricted from initiating, soliciting, knowingly encouraging or knowingly facilitating any inquiry, proposal or offer for a competing acquisition proposal with any person. Under the merger agreement, in the event of a potential change by the Eagle Rock Board of its recommendation with respect to the proposed merger in light of a superior proposal, Eagle Rock must provide Vanguard with two business days’ notice to allow Vanguard to propose an adjustment to the terms and conditions of the merger agreement and must negotiate in good faith with Vanguard regarding such adjustment. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Eagle Rock from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher per unit market value than the merger consideration, or might result in a potential competing acquirer of Eagle Rock proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in specified circumstances.

If the merger agreement is terminated under specified circumstances, Eagle Rock will be required to pay all of the reasonably documented out-of-pocket expenses incurred by Vanguard and its affiliates in connection with the merger agreement and the transactions contemplated thereby, up to a maximum amount of $2,317,700. In addition, if the merger agreement is terminated by (i) Vanguard prior to the final adjournment of the Eagle Rock special meeting due to a partnership change in recommendation having occurred, (ii) by Eagle Rock in order to enter into a superior proposal or by (iii) either party under specified circumstances after an alternative proposal was received by Eagle Rock (which proposal was not withdrawn at the time of terminating) and Eagle Rock enters into an definitive agreement with respect to such alternative proposal within 12 months after the date of the merger agreement and consummates such alternate proposal, Eagle Rock will be required to pay Vanguard a termination fee of $20,000,000 (or, in certain circumstances $10,000,000). Please read “The Merger Agreement — Termination Fee” and “The Merger Agreement — Expenses.” If such a termination fee is payable, the payment of this fee could have material and adverse consequences to the financial condition and operations of Eagle Rock. For a discussion of the restrictions on Eagle Rock soliciting or entering into a takeover proposal or alternative transaction and the ability of the Eagle Rock Board to change its recommendation, see “The Merger Agreement — No Solicitation by Eagle Rock of Alternative Proposals” and “The Merger Agreement — Change in the Eagle Rock Board Recommendation.”

The Vanguard common unit issuance is subject to the approval of the holders of Vanguard common units and class B units, and Vanguard may be required to pay Eagle Rock a termination fee of $20,000,000 should Vanguard fail to obtain such unitholder approval.

Under the merger agreement, the approval of the Vanguard common unit issuance by the holders of a majority of the outstanding Vanguard common units and class B units, voting together as a single class, present, in person or represented by proxy, entitled to vote on the proposal and actually voting at the annual meeting, is a condition to the closing of the merger. If Vanguard fails to obtain such unitholder approval, each of Vanguard and Eagle Rock may terminate the merger agreement pursuant to its terms. If after the final adjournment of the Vanguard annual meeting, the merger agreement is terminated by either Vanguard or Eagle Rock due to Vanguard’s failure to obtain unitholder approval for the Vanguard common unit issuance, Vanguard will be required to pay Eagle Rock a termination fee of $20,000,000. Please read “The Merger Agreement — Termination Fee.”

Directors and executive officers of Eagle Rock G&P have certain interests that are different from those of Eagle Rock unitholders generally.

Directors and executive officers of Eagle Rock G&P have interests in the merger that may be different from, or be in addition to, the interests of the unitholders of Eagle Rock generally. You should consider these interests when voting. These different interests are described under “The Merger — Interests of Directors and Executive Officers of Eagle Rock G&P in the Merger.”

Vanguard and Eagle Rock may have difficulty attracting, motivating and retaining executives and other employees in light of the merger.

The success of the combined organization after the merger will depend in part upon the ability of Vanguard and Eagle Rock to retain their respective key employees. Key employees may depart either before or after the merger because of issues relating to the uncertainty and difficulty of integration or a desire not to remain following the merger. Accordingly, no assurance can be given that the combined organization will be able to retain key Vanguard or Eagle Rock employees to the same extent as in the past.

The unaudited pro forma financial statements included in this document are presented for illustrative purposes only and may not be an indication of the combined entity’s financial condition or results of operations following the merger, and, if completed, the LRE merger.

The unaudited pro forma financial statements contained in this document are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates, and may not be an indication of the combined entity’s financial condition or results of operations following the merger, and, if completed, the LRE merger, for several reasons. The actual financial condition and results of operations of the combined entity following the merger, and, if completed, the LRE merger, may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined entity’s financial condition or results of operations following the merger, and, if completed, the LRE merger. Any potential decline in the combined entity’s financial condition or results of operations may cause significant variations in the price of Vanguard common units after completion of the merger, and, if completed, the LRE merger. See “Selected Unaudited Pro Forma Combined Financial Information.”

Lawsuits have been filed challenging the merger, and any injunctive relief, rescission, damages, or other adverse judgment could prevent the merger from occurring or could have a material adverse effect on Eagle Rock, Vanguard or Merger Sub.

Alleged Eagle Rock unitholders have filed lawsuits challenging the merger against Eagle Rock, Eagle Rock GP, Eagle Rock G&P, Vanguard, Merger Sub, and the members of the Eagle Rock Board. For more information on these lawsuits, see “The Merger — Litigation Relating to the Merger.”

One of the conditions to the completion of the merger is that no order, decree or injunction of any court or agency of competent jurisdiction shall be in effect, and no law shall have been enacted or adopted, that enjoins, prohibits or makes illegal consummation of any of the transactions contemplated by the merger agreement. A preliminary injunction could delay or jeopardize the completion of the merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the merger. An adverse judgment for rescission or for monetary damages could have a material adverse effect on Eagle Rock, Vanguard or Merger Sub.

Vanguard and Eagle Rock are subject to business uncertainties and contractual restrictions while the proposed merger is pending, which could adversely affect each party’s business and operations.

In connection with the pending merger, it is possible that some customers, suppliers and other persons with whom Vanguard or Eagle Rock have business relationships may delay or defer certain business decisions or, might decide to seek to terminate, change or renegotiate their relationship with Vanguard or Eagle Rock as a result of the merger, which could negatively affect Vanguard’s and Eagle Rock’s respective revenues, earnings and cash available for distribution, as well as the market price of Vanguard common units and Eagle Rock common units, regardless of whether the merger is completed.

Under the terms of the merger agreement, each of Vanguard and Eagle Rock is subject to certain restrictions on the conduct of its business prior to completing the merger, and under the terms of the LRE merger agreement, Vanguard is subject to restrictions on the conduct of its business prior to completing the LRE merger, which may adversely affect its ability to execute certain of its business strategies. Such limitations could negatively affect each party’s businesses and operations prior to the completion of the merger or the LRE merger. Furthermore, the process of planning to integrate two businesses and organizations for the post-merger and post-LRE merger period can divert management attention and resources and could ultimately have an adverse effect on each party. For a discussion of these restrictions, see “The Merger Agreement — Conduct of Business Pending the Consummation of the Transactions Contemplated by the Merger Agreement.”

Vanguard and Eagle Rock will incur substantial transaction-related costs in connection with the merger.

Vanguard and Eagle Rock expect to incur substantial expenses in connection with completing the merger and integrating the business, operations, networks, systems, technologies, policies and procedures of Vanguard and Eagle Rock. These expenses include, but are not limited to, severance costs, fees paid to legal, financial and accounting advisors, filing fees and printing costs. There are a large number of systems that must be integrated, including billing, management information, purchasing, accounting and finance, sales, payroll and benefits, fixed assets, lease administration and regulatory compliance, and there are a number of factors beyond Vanguard’s and Eagle Rock’s control that could affect the total amount or the timing of transaction (including severance and integration) expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction (including severance and integration) expenses associated with the merger could, particularly in the near term, exceed the savings that the combined organization expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of two businesses following the completion of the merger.

Failure to successfully combine the businesses of Eagle Rock and Vanguard in the expected time frame may adversely affect the future results of the combined organization, and, consequently, the value of the Vanguard common units that Eagle Rock unitholders receive as part of the merger consideration.

The success of the proposed merger will depend, in part, on the ability of Vanguard to realize the anticipated benefits and synergies from combining the businesses of Vanguard and Eagle Rock. To realize these anticipated benefits, the businesses must be successfully combined. If the combined organization is not able to achieve these objectives, or is not able to achieve these objectives on a timely basis, the anticipated benefits of the merger may not be realized fully or at all. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits of the merger. These integration difficulties could result in declines in the market value of Vanguard’s common units and, consequently, result in declines in the market value of the Vanguard common units that Eagle Rock unitholders receive as part of the merger consideration.

The merger is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. Failure to complete the merger, or significant delays in completing the merger, could negatively affect the trading prices of Vanguard common units and Eagle Rock common units and the future business and financial results of Vanguard and Eagle Rock.

The completion of the merger is subject to a number of conditions. The completion of the merger is not assured and is subject to risks, including the risk that approval of the merger by the Eagle Rock unitholders and the risk that approval of the Vanguard common unit issuance is not obtained or that other closing conditions are not satisfied. If the merger is not completed, or if there are significant delays in completing the merger, the trading prices of Vanguard common units and Eagle Rock common units and the respective future business and financial results of Vanguard and Eagle Rock could be negatively affected, and each of them will be subject to several risks, including the following:

•	the parties may be liable for damages to one another under the terms and conditions of the merger agreement;
•	negative reactions from the financial markets, including declines in the price of Vanguard common units or Eagle Rock common units due to the fact that current prices may reflect a market assumption that the merger will be completed;
•	having to pay certain significant costs relating to the merger, including, in certain circumstances, the termination fee of $20,000,000 (or in certain circumstances related to Eagle Rock’s payment of the termination fee, $10,000,000) and the obligation to reimburse the other party of up to $2,317,700 if the merger agreement is terminated in specified circumstances, as described in “The Merger Agreement — Termination Fee” and “The Merger Agreement — Expenses”; and
•	the attention of management of Vanguard and Eagle Rock will have been diverted to the merger rather than each organization’s own operations and pursuit of other opportunities that could have been beneficial to that organization.

If the Vanguard common unit issuance is approved by Vanguard unitholders and the merger is approved by Eagle Rock unitholders, the date that Eagle Rock unitholders will receive the merger consideration is uncertain.

As described in this joint proxy statement/prospectus, completing the proposed merger is subject to several conditions, not all of which are controllable or waiveable by Vanguard or Eagle Rock. Accordingly, if the Vanguard common unit issuance is approved by Vanguard unitholders and the proposed merger is approved by Eagle Rock unitholders, the date that Eagle Rock unitholders will receive the merger consideration depends on the completion date of the merger, which is uncertain.

Vanguard’s, Eagle Rock’s and LRE’s financial estimates are based on various assumptions that may not prove to be correct.

The financial estimates set forth in the forecast included under “The Merger — Unaudited Prospective Financial and Operating Information of Eagle Rock, Vanguard and LRE” are based on assumptions of, and information available to, Vanguard and Eagle Rock, respectively, at the time they were prepared and provided to the Vanguard Board or the Eagle Rock Board and Vanguard’s or Eagle Rock’s financial advisor, as applicable. Vanguard, Eagle Rock and LRE do not know whether such assumptions will prove correct. Any or all of such estimates may turn out to be wrong. Such estimates can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond Vanguard’s, Eagle Rock’s and LRE’s control. Many factors mentioned in this joint proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining Vanguard’s, Eagle Rock’s and/or LRE’s future results. As a result of these contingencies, actual future results may vary materially from Vanguard’s, Eagle Rock’s and LRE’s estimates. In view of these uncertainties, the inclusion of Vanguard’s, Eagle Rock’s and LRE’s financial estimates in this joint proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will be achieved.

Vanguard’s, Eagle Rock’s and LRE’s financial estimates were not prepared with a view toward public disclosure, nor was such information prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial and operating information. In addition, such information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in the historical GAAP financial statements of Vanguard, Eagle Rock or LRE.

The base projections on which the prospective financial information of Vanguard included in this joint proxy statement/prospectus is based has been prepared by, and is the responsibility of, Vanguard’s management, and the base projections on which the prospective financial information of Eagle Rock included in this joint proxy statement/prospectus is based has been prepared by, and is the responsibility of, Eagle Rock’s management. The base projections on which the prospective financial information of LRE included in this joint proxy statement/prospectus is based has been prepared by, and is the responsibility of, LRE’s management. None of Vanguard’s independent registered public accounting firm, Eagle Rock’s independent registered public accounting firm, LRE’s independent registered public accounting firm, or any other independent accountant has compiled, examined or performed any procedures with respect to the unaudited prospective financial and operating information contained herein; accordingly no such accounting firm or accountant has expressed any opinion or any other form of assurance on such information. None of these reports extends to the unaudited prospective financial and operating information presented below and should not be read to do so. Furthermore, the following unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date such information was prepared. The report of the independent registered public accounting firm of Vanguard in its Annual Report on Form 10-K for the year ended December 31, 2014 relates to Vanguard’s historical financial information. The report of the independent registered public accounting firm of Eagle Rock in its Annual Report on Form 10-K for the year ended December 31, 2014 relates to Eagle Rock’s historical financial information. The report of the independent registered public accounting firm of LRE in its Annual Report on Form 10-K for the year ended December 31, 2014 relates to LRE’s historical financial information.

The number of outstanding Vanguard common units will increase as a result of the transactions contemplated by the merger agreement, and, if completed, the LRE merger agreement, which could make it more difficult to pay distributions.

As of August 27, 2015, there were approximately 86.60 million Vanguard common units outstanding. Vanguard will issue approximately 28.75 million Vanguard common units to former Eagle Rock unitholders pursuant to the transactions contemplated by the merger agreement, and if the LRE merger is consummated, will issue approximately 15.45 million Vanguard common units to former LRE unitholders and the former members of LRE GP. Accordingly, the aggregate dollar amount required to pay the current per unit distribution on all Vanguard common units will increase, which could increase the likelihood that Vanguard will not have sufficient funds to pay the current level of monthly distributions to all Vanguard unitholders.

If the LRE Transactions are consummated, based on this distribution amount on approximately 130.80 million Vanguard common units, the combined pro forma Vanguard monthly distribution with respect to the month ended June 30, 2015, had the merger and the LRE merger been consummated prior to the record date for such distribution, would have totalled approximately $15.37 million, which is an additional $5.19 million compared to the historical distribution amount for the month ended June 30, 2015. If, however, the LRE Transactions are not consummated, based on this distribution amount on approximately 115.35 million Vanguard common units, the combined pro forma Vanguard monthly distribution with respect to the month ended June 30, 2015, had the merger been completed prior to the record date for such distribution, would have totalled approximately $13.55 million, which is an additional $3.38 million compared to the historical distribution amount for the month ended June 30, 2015.

Eagle Rock unitholders will have a reduced percentage ownership of the combined entity after the merger, and, if completed, the LRE merger, and will exercise less influence over management.

When the merger occurs, each Eagle Rock unitholder that receives Vanguard common units will become a unitholder of Vanguard with a percentage ownership of the combined organization that is much smaller than such unitholder’s percentage ownership of Eagle Rock. If the LRE merger is completed, such ownership percentage of the combined organization will decline further.

Vanguard’s leverage relative to Eagle Rock’s leverage means that declines in commodity prices could have a more negative impact on the value of the combined company than would be expected on Eagle Rock on a standalone basis.

The predominantly unit-for-unit nature of the merger and Eagle Rock’s low leverage are expected to allow Vanguard to reduce leverage and strengthen its balance sheet. In addition, because size is a key contributor to credit ratings for oil and natural gas exploration and production companies, increased scale could result in improved credit ratings for the combined entity. However, declines in commodity prices could have a more material impact on the value of the combined company than would be faced by Eagle Rock unitholders were Eagle Rock to remain a standalone entity. From the date of the execution of the merger agreement on May 21, 2015 until the mailing of this joint proxy statement/prospectus, we have experienced further declines in the spot prices of crude oil and natural gas.

Vanguard common units to be received by Eagle Rock unitholders as a result of the merger have different rights from Eagle Rock common units.

Following completion of the merger, Eagle Rock unitholders will no longer hold Eagle Rock common units, but will instead be unitholders of Vanguard. There are important differences between the rights of Eagle Rock unitholders and the rights of Vanguard unitholders. See “Comparison of Rights of Vanguard Common Unitholders and Eagle Rock Common Unitholders” for a discussion of the different rights associated with Eagle Rock common units and Vanguard common units.

No ruling has been obtained with respect to the U.S. federal income tax consequences of the merger.

No ruling has been or will be requested from the IRS with respect to the U.S. federal income tax consequences of the merger. Instead, Vanguard and Eagle Rock are relying on the opinions of their respective counsel as to the U.S. federal income tax consequences of the merger, and counsel’s conclusions may not be sustained if challenged by the IRS. Please read “Material U.S. Federal Income Tax Consequences of the Merger.”

The expected U.S. federal income tax consequences of the merger are dependent upon Vanguard and Eagle Rock being treated as partnerships for U.S. federal income tax purposes.

The treatment of the merger as nontaxable to holders of Eagle Rock common units is dependent upon Vanguard and Eagle Rock each being treated as a partnership for U.S. federal income tax purposes. If Vanguard or Eagle Rock were treated as a corporation for U.S. federal income tax purposes, the consequences of the merger would be materially different and the merger would likely be a fully taxable transaction to a holder of Eagle Rock common units.

Eagle Rock unitholders could recognize taxable income or gain for U.S. federal income tax purposes, in certain circumstances, as a result of the merger.

For U.S. federal income tax purposes, Eagle Rock will be deemed to contribute all of its assets to Vanguard in exchange for Vanguard common units, the assumption of Eagle Rock’s liabilities and cash in lieu of fractional Vanguard common units, followed by a liquidation of Eagle Rock in which Vanguard common units and cash are distributed to Eagle Rock unitholders. The actual receipt of cash and the deemed receipt of cash by Eagle Rock in the merger could trigger gain to Eagle Rock either because it would be treated as part of a sale or because it exceeds Eagle Rock’s adjusted tax basis in its assets at the closing of the merger, and any such gain would be allocated to the Eagle Rock unitholders pursuant to the Eagle Rock partnership agreement. Eagle Rock expects that the actual receipt of cash and the deemed receipt of cash by Eagle Rock will qualify for one or more exceptions to sale treatment and Eagle Rock does not currently expect that it will recognize gain as a result of the deemed receipt of cash in the merger exceeding its adjusted tax basis in its assets. Please read “Material U.S. Federal Income Tax Consequences of the Merger — Tax Consequences of the Merger to Eagle Rock.” In addition, as a result of the merger, holders of Eagle Rock common units who receive Vanguard common units will become limited partners of Vanguard for U.S. federal income tax purposes and will be allocated a share of Vanguard’s nonrecourse liabilities. Each such Eagle Rock unitholder will be treated as receiving a deemed cash distribution equal to the excess, if any, of such Eagle Rock unitholder’s share of nonrecourse liabilities of Eagle Rock immediately before the merger over such Eagle Rock unitholder’s share of nonrecourse liabilities of Vanguard immediately following the merger. If the amount of cash actually received in the merger plus any deemed cash distribution received by such Eagle Rock unitholder exceeds the Eagle Rock unitholder’s basis in his Eagle Rock common units, such Eagle Rock unitholder will recognize gain in an amount equal to such excess. While there can be no assurance, Vanguard and Eagle Rock expect that most holders of Eagle Rock common units will not recognize gain in this manner. The amount and effect of any gain that may be recognized by holders of Eagle Rock common units will depend on such unitholder’s particular situation, including the ability of such unitholder to utilize any suspended passive losses. For additional information, please read “Material U.S. Federal Income Tax Consequences of the Merger — Tax Consequences of the Merger to Eagle Rock” and “Material U.S. Federal Income Tax Consequences of the Merger — Tax Consequences of the Merger to Eagle Rock Common Unitholders.”

A holder of Eagle Rock common units may have a holding period for Vanguard common units received in the merger that is shorter than such holder’s holding period in the surrendered Eagle Rock common units.

As a result of the merger, Eagle Rock will be deemed to contribute its assets to Vanguard in exchange for Vanguard common units, the assumption of Eagle Rock’s liabilities, and cash in lieu of fractional Vanguard common units followed by a liquidation of Eagle Rock in which Vanguard common units and cash are distributed to holders of Eagle Rock common units. Such unitholders’ holding period in the Vanguard common units received in the merger will not be determined by reference to their holding period in the surrendered Eagle Rock common units. Instead, such unitholders’ holding period in the Vanguard common units received in the merger that are attributable to Eagle Rock’s capital assets or assets used in its business as defined in Section 1231 of the Code will include Eagle Rock’s holding period in those assets. The holding period for Vanguard common units received by a holder of Eagle Rock common units attributable to other assets of Eagle Rock, such as inventory and receivables, will begin on the day following the merger.

Vanguard may not be able to complete the pending LRE merger, which could adversely affect its business.

Completion of the LRE merger is subject to, among other things, the approval of LRE unitholders of the LRE merger agreement and other customary closing conditions. It is possible that LRE unitholder approval may not be received in a timely manner or at all, or that one or more other closing conditions may not be satisfied or, if not satisfied, that such conditions may not be waived in accordance with the terms of the LRE merger agreement. The LRE merger is a transaction separate and apart from the merger and the completion of the LRE merger is not a condition to the completion of the merger, and the completion of the merger is not a condition to the completion of the LRE merger. Therefore, it is possible that the merger will be consummated but the LRE merger will not be consummated. If Vanguard is unable to complete the LRE merger, Vanguard and Eagle Rock will not fully realize the anticipated benefits of the LRE merger.

Risk Factors Relating to the Ownership of Vanguard Common Units

The Vanguard limited liability company agreement limits Vanguard’s duties to its unitholders and restricts the remedies available to unitholders for actions taken by Vanguard that might otherwise constitute breaches of duty.

The Vanguard limited liability agreement contains provisions that reduce the standards to which Vanguard might otherwise be held by state fiduciary duty law. For example, the Vanguard limited liability company agreement:

•	provides that the Vanguard Board and Vanguard’s directors and officers will not have any liability to Vanguard or Vanguard unitholders for decisions made so long as the Vanguard Board or any director or officer acted in good faith, meaning that the Vanguard Board or such director or officer believed the determination or other action was in the best interests of Vanguard;
•	provides generally that affiliated transactions and resolutions of conflicts of interest not approved by Vanguard’s conflicts committee and not involving a vote of Vanguard unitholders must be on terms no less favorable to Vanguard than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to Vanguard, as determined by Vanguard in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable,” Vanguard may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to Vanguard; and
•	provides that Vanguard and its officers and directors will not be liable to Vanguard or its unitholders for losses sustained or liabilities incurred as a result of any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining in respect of such matter or question that Vanguard or those other persons acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal.

Any Vanguard unitholder is bound by the provisions in the Vanguard liability company agreement, including those discussed above.

The Vanguard limited liability company agreement restricts the voting rights of those unitholders owning 20% or more of Vanguard’s common units.

Vanguard unitholders’ voting rights are restricted by the Vanguard limited liability company agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than its founding unitholder and his affiliates or transferees and persons who acquire such units with the prior approval of the Vanguard Board, cannot vote on any matter. The Vanguard limited liability company agreement also contains provisions limiting the ability of Vanguard unitholders to call meetings or to acquire information about its operations, as well as other provisions limiting Vanguard unitholders’ ability to influence the manner or direction of Vanguard’s management.

Vanguard may issue an unlimited number of additional units without common unitholder approval, which would dilute the ownership interest of existing unitholders.

Under its limited liability company agreement, Vanguard may, without the approval of Vanguard common unitholders, issue an unlimited number of additional limited liability company interests at any time, including common units, without the approval of Vanguard common unitholders. The issuance by Vanguard of additional units or other equity securities may have the following effects:

•	Vanguard unitholders’ proportionate ownership interest in Vanguard may decrease;
•	the amount of cash available for distribution on each unit may decrease;
•	the relative voting strength of each previously outstanding unit may be diminished; and
•	the market price of Vanguard common units may decline.

The Vanguard limited liability company agreement provides for a limited call right that may require unitholders to sell their units at an undesirable time or price.

If, at any time, any person owns more than 90% of any class of the Vanguard units then outstanding, such person has the right, but not the obligation, which it may assign to any of its affiliates or to Vanguard, to acquire all, but not less than all, of the remaining Vanguard units of any class then outstanding at a price not less than the then-current market price of the units. As a result, unitholders may be required to sell their Vanguard common units at an undesirable time or price and therefore may receive a lower or no return on their investment. Vanguard unitholders may also incur a tax liability upon a sale of their units.

Vanguard does not have the same flexibility as other types of organizations to accumulate cash and equity to protect against illiquidity in the future.

The Vanguard limited liability company agreement requires Vanguard to make quarterly distributions to its unitholders of all available cash, reduced by any amounts of reserves for commitments and contingencies, including capital and operating costs and debt service requirements. Vanguard pays distributions on a monthly basis. The value of Vanguard’s units, including common units, may decrease in direct correlation with decreases in the amount Vanguard distributes per unit. Accordingly, if Vanguard experiences a liquidity problem in the future, it may have difficulty issuing more equity to recapitalize.

Vanguard’s management may have conflicts of interest with its unitholders. The Vanguard limited liability company agreement limits the remedies available to its unitholders in the event its unitholders have a claim relating to conflicts of interest.

Conflicts of interest may arise between Vanguard’s management, on the one hand, and Vanguard and its unitholders, on the other hand, related to the divergent interests of Vanguard’s management. Situations in which the interests of Vanguard’s management may differ from interests of its non-affiliated unitholders include, among others, the following situations:

•	the Vanguard limited liability company agreement gives its board of directors broad discretion in establishing cash reserves for the proper conduct of its business, which will affect the amount of cash available for distribution. For example, Vanguard’s management will use its reasonable discretion to establish and maintain cash reserves sufficient to fund its drilling program;
•	Vanguard’s management team, subject to oversight from its board of directors, determines the timing and extent of its drilling program and related capital expenditures, asset purchases and sales, borrowings, issuances of additional units and reserve adjustments, all of which will affect the amount of cash that Vanguard distributes to its unitholders; and
•	affiliates of Vanguard’s directors are not prohibited under its limited liability company agreement from investing or engaging in other businesses or activities that compete with Vanguard.

The price of Vanguard’s common and cumulative preferred units could be subject to wide fluctuations and unitholders could lose a significant part of their investment.

During the first six months of 2015, the quoted market prices of Vanguard’s common and cumulative preferred units fluctuated as follows:

	Closing Low	Closing High
Common unit (VNR)	$12.50	$18.72
Series A Preferred unit (VNRAP)	$21.85	$25.10
Series B Preferred unit (VNRBP)	$19.43	$23.68
Series C Preferred unit (VNRCP)	$19.75	$24.20

The market prices of Vanguard’s common and cumulative preferred units are subject to fluctuations in response to a number of factors, most of which Vanguard cannot control, including:

•	fluctuations in broader securities market prices and volumes, particularly among securities of oil and natural gas companies and securities of publicly traded limited partnerships and limited liability companies;
•	changes in general conditions in the U.S. economy, financial markets or the oil and natural gas industry, including fluctuations in commodity prices;
•	changes in securities analysts’ recommendations and their estimates of Vanguard’s financial performance;
•	the public’s reaction to Vanguard’s press releases, announcements and Vanguard’s filings with the SEC;
•	changes in market valuations of similar companies;
•	departures of key personnel;
•	commencement of or involvement in litigation;
•	variations in Vanguard’s quarterly results of operations or those of other oil and natural gas companies;
•	variations in the amount of Vanguard’s monthly cash distributions; and
•	future issuances and sales of Vanguard’s units.

In recent years, the securities market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. Future market fluctuations may result in a lower price of Vanguard’s common units.

Vanguard unitholders may have liability to repay distributions.

Under certain circumstances, Vanguard unitholders, as members, may have to repay amounts wrongfully returned or distributed to them. In general, under Section 18-607 of the Delaware LLC Act, Vanguard may not make a distribution to unitholders if the distribution would cause Vanguard’s liabilities to exceed the fair value of its assets. Under Delaware law, a Vanguard unitholder who received an impermissible distribution and who knew at the time of the distribution that it violated Delaware law will be liable to Vanguard for the distribution amount. Any such unitholder will have no liability for the account of any such distribution after three years from the date of the distribution unless an action to recover the distribution from that unitholder is conditioned within such three-year period and such unitholder is adjudicated liable in the action. A purchaser of Vanguard common units who becomes a member is liable for the obligations of the transferring member to make contributions to the limited liability company that are known to such purchaser of units at the time it became a member and for unknown obligations if the liabilities could be determined from the Vanguard limited liability company agreement.

An increase in interest rates may cause the market price of Vanguard’s common units to decline.

Like all equity investments, an investment in Vanguard’s common units is subject to certain risks. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited liability company interests. Reduced demand for Vanguard’s units resulting from investors seeking other more favorable investment opportunities may cause the trading price of Vanguard’s common units to decline.

Vanguard’s tax treatment depends on its status as a partnership for federal income tax purposes, as well as it not being subject to a material amount of entity-level taxation by individual states or local entities. If the IRS were to treat Vanguard as a corporation or if Vanguard were to become subject to a material amount of entity-level taxation for state or local tax purposes, it would substantially reduce the amount of cash available for payment for distributions on Vanguard’s common units.

The anticipated after-tax economic benefit of an investment in Vanguard’s common units depends largely on Vanguard being treated as a partnership for U.S. federal income tax purposes. A publicly traded partnership such as Vanguard may be treated as a corporation for U.S. federal income tax purposes unless it satisfies a “qualifying income” requirement. Based on its current operations Vanguard believes that it satisfies the qualifying income requirement, will satisfy the qualifying income requirement following the merger and will therefore be treated as a partnership. Failing to meet the qualifying income requirement or a change in current law could cause Vanguard to be treated as a corporation for federal income tax purposes or otherwise subject Vanguard to taxation as an entity. Vanguard has not requested, and does not plan to request, a ruling from the IRS with respect to its treatment as a partnership for federal income tax purposes.

If Vanguard were treated as a corporation for federal income tax purposes, it would pay federal income tax on its taxable income at the corporate tax rate, which is currently a maximum of 35% and would likely pay state income tax at varying rates. Distributions to Vanguard’s common unitholders would generally be taxed again as corporate distributions and no income, gain, loss, or deduction would flow through to unitholders. Because a tax would be imposed on Vanguard as a corporation, its cash available for distribution to its unitholders would be substantially reduced. Therefore, treatment of Vanguard as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to its unitholders likely causing a substantial reduction in the value of its units.

At the state level, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such tax on Vanguard by any such state will reduce the cash available for distribution to its unitholders.

The tax treatment of publicly traded partnerships or an investment in Vanguard’s common units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including Vanguard, or an investment in Vanguard’s common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. For example, the Obama Administration’s budget proposal for fiscal year 2016 recommends that publicly traded partnerships earning income from activities related to fossil fuels be taxed as corporations beginning in 2021. From time to time, members of Congress also propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships, including the elimination of the qualifying income exception to the treatment of all publicly traded partnerships as corporations upon which Vanguard relies for its treatment as a partnership for U.S. federal income tax purposes. Vanguard is unable to predict whether any of these changes or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in Vanguard’s common units. Any modification to the U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible to meet the exception for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes.

If the IRS contests the federal income tax positions Vanguard takes, the market for Vanguard’s common units may be adversely impacted, and the cost of any IRS contest will reduce Vanguard’s cash available for distribution.

Vanguard has not requested a ruling from the IRS with respect to its treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from the positions it takes. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions Vanguard takes. A court may not agree with some or all of the positions it takes. Any contest with the IRS may materially and adversely impact the market for Vanguard’s common units and the price at which they trade. In addition, the costs of any contest with the IRS will be borne indirectly by Vanguard’s unitholders because the costs will reduce its cash available for distribution.

Vanguard unitholders may be required to pay taxes on their share of income even if they do not receive any cash distributions from Vanguard.

Because Vanguard’s unitholders will be treated as partners to whom Vanguard will allocate taxable income that could be different in amount than the cash Vanguard distributes, they will be required to pay any federal income taxes and, in some cases, state and local income taxes on their share of Vanguard’s taxable income even if they receive no cash distributions from Vanguard. Vanguard’s unitholders may not receive cash distributions from Vanguard equal to their share of Vanguard’s taxable income or even equal to the tax liability that results from that income.

Tax gain or loss on the disposition of Vanguard common units could be more or less than expected.

If a unitholder sells his Vanguard common units, he will recognize gain or loss equal to the difference between the amount realized and his tax basis in those common units. Prior distributions to a Vanguard unitholder in excess of the total net taxable income he was allocated for a Vanguard common unit, which decreased his tax basis in that common unit, will, in effect, become taxable income to him to the extent the common unit is sold at a price greater than his tax basis in that common unit, even if the price is less than his original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income. In addition, because the amount realized includes a unitholder’s share of Vanguard’s nonrecourse liabilities, if a unitholder sells his Vanguard common units, he may incur a tax liability in excess of the amount of cash he receives from the sale.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning Vanguard common units that may result in adverse tax consequences to them.

Investment in Vanguard common units by tax-exempt entities, such as individual retirement accounts (“IRAs”), other retirement plans and non-U.S. persons raises issues unique to them. For example, virtually all of Vanguard’s income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of Vanguard’s taxable income. If a Vanguard unitholder is a tax-exempt entity or a non-U.S. person, he should consult his tax advisor before investing in Vanguard common units.

Vanguard will treat each purchaser of Vanguard common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Due to a number of factors, including its inability to match transferors and transferees of its common units, Vanguard will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to its unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of Vanguard’s common units and could have a negative impact on the value of Vanguard’s common units or result in audit adjustments to a unitholders’ tax returns.

Vanguard prorates its items of income, gain, loss and deduction between transferors and transferees of its units each month based upon the ownership of its units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among Vanguard’s unitholders.

Vanguard prorates its items of income, gain, loss and deduction between transferors and transferees of its units each month based upon the ownership of its units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. Recently, the U.S. Treasury Department issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. The proposed regulations do not, however, specifically authorize the use of the proration method Vanguard has adopted. If the IRS were to challenge its proration method or new Treasury Regulations were issued, Vanguard may be required to change the allocation of items of income, gain, loss and deduction among unitholders.

A Vanguard unitholder whose units are the subject of a securities loan (e.g., a loan to a “short seller” to cover a short sale of units) may be considered to have disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because there are no specific rules governing the federal income tax consequences of loaning a partnership interest, a unitholder whose units are the subject of a securities loan may be considered to have disposed of the loaned units. In that case, he may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of Vanguard’s income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

The sale or exchange of 50% or more of Vanguard’s capital and profits interests during any twelve-month period will result in the termination of Vanguard for federal income tax purposes.

Vanguard will be considered to have constructively terminated its partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in its capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest are counted only once. Vanguard’s termination would, among other things, result in the closing of its taxable year for all unitholders, which would result in Vanguard filing two tax returns (and its unitholders receiving two Schedule K-1s) for one calendar year and could result in a deferral of depreciation deductions allowable in computing its taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of Vanguard’s taxable year may also result in more than twelve months of its taxable income or loss being includable in such unitholder’s taxable income for the year of termination. Vanguard’s termination currently would not affect its classification as a partnership for federal income tax purposes, but instead, it would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, Vanguard must make new tax elections and could be subject to penalties if it is unable to determine in a timely manner that a termination occurred. The IRS has announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, the partnership may be permitted to provide only a single Schedule K-1 to its unitholders for the tax year in which the termination occurs.

Vanguard unitholders may be subject to state and local taxes and return filing requirements in jurisdictions where they do not live as a result of investing in Vanguard common units.

In addition to federal income taxes, Vanguard unitholders may be subject to return filing requirements and other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which Vanguard conducts business or owns property now or in the future, even if you do not live in any of those jurisdictions. Further, Vanguard unitholders may be subject to penalties for failure to comply with those return filing requirements. Vanguard currently conducts business and owns assets in many states. Several of these states currently impose a personal income tax on individuals, and all of these states impose an income tax on corporations and other entities. As Vanguard makes acquisitions or expands its business, it may conduct business or own assets in additional states that impose a personal income tax. It is the responsibility of each unitholder to file all U.S. federal, state and local tax returns.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated herein by reference includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Vanguard and Eagle Rock and their respective unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this joint proxy statement/prospectus, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “predict,” “project,” “foresee,” “believe,” “will” or “should,” “would,” “could,” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Vanguard, Eagle Rock, LRE or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. In particular, statements, express or implied, concerning future actions, conditions or events, future operating results, the ability to generate sales, income or cash flow, to realize cost savings or other benefits associated with the merger, to service debt or to make distributions are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine actual results are beyond the ability of Vanguard or Eagle Rock to control or predict. These risks and uncertainties include, but are not limited to:

•	the ability to obtain unitholder approval of the proposed transaction;
•	the ability to complete the proposed transaction on anticipated terms and timetable;
•	Vanguard’s, Eagle Rock’s and LRE’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction;
•	the possibility that various closing conditions for the transaction may not be satisfied or waived;
•	risks relating to any unforeseen liabilities of Vanguard, Eagle Rock or LRE;
•	declines in oil, NGLs or natural gas prices;
•	the level of success in exploitation, development and production activities;
•	adverse weather conditions that may negatively impact development or production activities;
•	the timing of exploitation and development expenditures;
•	inaccuracies of reserve estimates or assumptions underlying them;
•	revisions to reserve estimates as a result of changes in commodity prices;
•	impacts to financial statements as a result of impairment write-downs;
•	risks related to level of indebtedness and periodic redeterminations of the borrowing base under Vanguard’s, Eagle Rock’s and LRE’s credit agreements;
•	the ability of Vanguard, Eagle Rock and LRE to comply with covenants contained in the agreements governing their indebtedness;
•	ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget;
•	ability to generate sufficient cash flows for making distributions;
•	ability to obtain external capital to finance exploitation and development operations and acquisitions;
•	federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; failure of properties to yield oil or gas in commercially viable quantities;

•	uninsured or underinsured losses resulting from oil and gas operations;
•	inability to access oil and gas markets due to market conditions or operational impediments;
•	the impact and costs of compliance with laws and regulations governing oil and gas operations;
•	ability to replace oil and natural gas reserves;
•	any loss of senior management or technical personnel;
•	competition in the oil and gas industry;
•	risks arising out of hedging transactions;
•	the costs and effects of litigation;
•	sabotage, terrorism or other malicious intentional acts (including cyber-attacks), war and other similar acts that disrupt operations or cause damage greater than covered by insurance;
•	change to tax treatment; and
•	other risks described under the caption “Risk Factors” in Vanguard’s and Eagle Rock’s respective Annual Reports on Form 10-K for the year ended December 31, 2014.

Unless expressly stated otherwise, forward-looking statements are based on the expectations and beliefs of the respective managements of Vanguard and Eagle Rock, based on information currently available, concerning future events affecting Vanguard and Eagle Rock. Although Vanguard and Eagle Rock believe that these forward-looking statements are based on reasonable assumptions, they are subject to uncertainties and factors related to Vanguard’s and Eagle Rock’s operations and business environments, all of which are difficult to predict and many of which are beyond Vanguard’s and Eagle Rock’s control. Any or all of the forward-looking statements in this joint proxy statement/prospectus may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. The foregoing list of factors should not be construed to be exhaustive. Many factors mentioned in this joint proxy statement/prospectus, including the risks outlined under the caption “Risk Factors” contained in Vanguard’s or Eagle Rock’s Exchange Act reports incorporated herein by reference will be important in determining future results, and actual future results may vary materially. There is no assurance that the actions, events or results of the forward-looking statements will occur, or, if any of them do, when they will occur or what effect they will have on Vanguard’s or Eagle Rock’s results of operations, financial condition, cash flows or distributions. In view of these uncertainties, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Vanguard nor Eagle Rock intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

THE PARTIES

Vanguard Natural Resources, LLC

Vanguard Natural Resources, LLC is a limited liability company formed in Delaware in 2006 with common units listed and traded on the NASDAQ under the symbol “VNR.” Vanguard is an independent energy company focused on the acquisition, exploitation and development of mature, long-lived oil and natural gas properties in the United States. Vanguard’s properties and oil and natural gas reserves are located in nine operating basins:

•	the Green River Basin in Wyoming;
•	the Piceance Basin in Colorado;
•	the Permian Basin in West Texas and New Mexico;
•	the Gulf Coast Basin in Texas and Mississippi;
•	the Big Horn Basin in Wyoming and Montana;
•	the Arkoma Basin in Arkansas and Oklahoma;
•	the Williston Basin in North Dakota and Montana;
•	the Wind River Basin in Wyoming; and
•	the Powder River Basin in Wyoming.

As of December 31, 2014, Vanguard’s total estimated proved reserves were 2,031.3 Bcfe, of which approximately 15% were oil reserves, 73% were natural gas reserves and 12% were NGLs reserves. Of these reserves, 68% were classified as proved developed.

As of December 31, 2014, Vanguard owned working interests in 9,759 gross (3,664 net) productive wells, which accounted for approximately 53% of Vanguard’s total estimated proved reserves at December 31, 2014. Vanguard’s average net daily production for the year ended December 31, 2014 was 327,109 Mcfe/day.

In addition, as of December 31, 2014, Vanguard owned approximately 870,140 gross undeveloped leasehold acres surrounding its existing wells. As of December 31, 2014, Vanguard had identified 1,254 proved undeveloped drilling locations and over 3,931 other drilling locations on its leasehold acreage.

The address of Vanguard’s principal executive offices is 5847 San Felipe, Suite 3000, Houston, Texas 77057. Additional information about Vanguard and its subsidiaries is included in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Eagle Rock Energy Partners, L.P.

Eagle Rock Energy Partners, L.P. is a Delaware limited partnership formed in May 2006, with common units listed and traded on the NASDAQ under the symbol “EROC.” Eagle Rock is engaged in (i) the exploitation, development, and production of oil and natural gas properties and (ii) ancillary gathering, compressing, treating, processing and marketing services with respect to its production of natural gas, natural gas liquids, condensate and crude oil. Eagle Rocks interests include long-lived, high working interest properties with extensive production histories and development opportunities located in the following four regions of the United States:

•	the Mid-Continent, which includes areas in Oklahoma, Arkansas and the Texas Panhandle;
•	Alabama, which includes associated gathering and processing assets;
•	Permian, which includes areas in West Texas; and
•	East Texas, South Texas and Mississippi.

As of December 31, 2014, Eagle Rock’s working interest properties included 561 gross operated productive wells and 1,217 gross non-operated wells with net production of approximately 73.5 MMcfe/d and proved reserves of approximately 169.1 Bcf of natural gas, 11.0 MMBbls of crude oil, and 13.8 MMBbls of natural gas liquids, of which 78.5% were proved developed. The reserve life index of Eagle Rock’s properties is approximately 11.8 years based on Eagle Rock’s average daily production for the year ended 2014.

The address of Eagle Rock’s principal executive offices is 1415 Louisiana Street, Suite 2700, Houston, Texas 77002. Additional information about Eagle Rock and its subsidiaries is included in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

THE VANGUARD ANNUAL MEETING

Vanguard is providing this joint proxy statement/prospectus to its unitholders in connection with the solicitation of proxies to be voted at the 2015 Vanguard annual meeting of unitholders. Among the proposals to be voted on at the Vanguard annual meeting is a proposal to approve the Vanguard common unit issuance to be issued as merger consideration to the holders of Eagle Rock common units pursuant to the merger agreement and at any adjournment or postponement thereof. This joint proxy statement/prospectus also constitutes a prospectus for Vanguard in connection with the Vanguard common unit issuance. This joint proxy statement/prospectus is first being mailed to Vanguard’s unitholders on or about September 4, 2015, and provides Vanguard unitholders with the information they need to know to be able to vote or instruct their vote to be cast at the Vanguard annual meeting.

Date, Time and Place

The Vanguard annual meeting will be held at 5847 San Felipe, Suite 3000, Houston, Texas 77057 on October 5, 2015 at 10:00 a.m., local time.

Purpose

At the Vanguard annual meeting, Vanguard unitholders will be asked to vote solely on the following proposals:

Merger-Related Proposal

•	To approve the issuance of Vanguard common units to be issued as merger consideration to the holders of Eagle Rock common units pursuant to the merger agreement (the “Vanguard common unit issuance”).

Annual Meeting Proposals

•	To elect five director nominees to the Vanguard Board to serve until the 2016 annual meeting of unitholders; and
•	To ratify the appointment of BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015.

Vanguard’s Board Recommendation

The Vanguard Board recommends that unitholders of Vanguard vote:

Merger-Related Proposal

•	“FOR” the Vanguard common unit issuance.

Annual Meeting Proposals

•	“FOR” the election of each of the director nominees to serve on the Vanguard Board until the 2016 annual meeting of unitholders; and
•	“FOR” the ratification of the appointment of BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015.

Among other things, the Vanguard Board unanimously (i) determined that the merger, the merger agreement, and the transactions contemplated thereby, including Vanguard common unit issuance, are advisable to and in the best interests of Vanguard and its unitholders, (ii) approved the merger, the merger agreement and the transactions contemplated thereby, including the Vanguard common unit issuance, and (iii) recommended that the holders of Vanguard common units and class B units, voting together as a single class, vote in favor of the Vanguard common unit issuance. See “The Merger —  Recommendation of the Vanguard Board and Its Reasons for the Merger.”

Vanguard Record Date; Outstanding Units; Units Entitled to be Voted

The record date for the Vanguard annual meeting is August 6, 2015. Only Vanguard common unitholders and class B unitholders of record at the close of business on the record date will be entitled to receive notice of and to vote at the Vanguard annual meeting or any adjournment or postponement of the meeting. Holders of Vanguard’s preferred units are not entitled to notice of or to vote at the Vanguard annual meeting.

As of the close of business on the record date of August 6, 2015, there were 86,604,907 Vanguard common units outstanding and entitled to be voted at the meeting held by approximately 450 holders of record and 420,000 Vanguard class B units outstanding and entitled to be voted at the meeting held by approximately 4 holders of record. Each holder of Vanguard common units or class B units is entitled to one vote for each Vanguard common unit or class B unit held by it as of the record date.

If at any time any person or group beneficially owns 20% or more of any class of Vanguard units then outstanding, then such person or group loses voting rights on all of its units and such units will not be considered “outstanding.” This loss of voting rights does not apply (i) to any person or group who acquired 20% or more of any class of Vanguard units directly from Vanguard with the prior approval of the Vanguard Board, or (ii) with respect to the voting rights related to Vanguard’s series A preferred units, series B preferred units and series C preferred units. As of August 27, 2015, no person or group beneficially owns 20% or more of any class of Vanguard units.

A complete list of Vanguard unitholders entitled to vote at the Vanguard annual meeting will be available for inspection at the principal place of business of Vanguard during regular business hours for a period of no less than ten days before the Vanguard annual meeting, and at the annual meeting.

Quorum

A quorum of unitholders is required to vote on the approval of the proposals presented before the Vanguard annual meeting. The holders, as of the record date of the annual meeting, of a majority of the outstanding Vanguard common units and a majority of the outstanding Vanguard class B units must be represented in person or by proxy at the meeting in order to constitute a quorum. Any abstentions and broker non-votes (if any) will be counted in determining whether a quorum is present at the Vanguard annual meeting.

The proposal to ratify the independent registered public accountant of Vanguard is a routine matter, and therefore if a unitholder’s Vanguard common units or class B units are held in a brokerage account, bank account or with another nominee, such broker, bank or other nominee holds discretionary authority to vote on such proposal. As a result, common units or class B units voted at the discretion of brokers, banks and other nominees will be deemed present at the meeting and counted for purposes of determining the presence of a quorum. On non-routine matters, such as the election of director nominees to the Vanguard Board and the proposal to approve the Vanguard common unit issuance, brokers, banks and other nominees do not have discretion to vote.

Required Vote

Merger-Related Proposal

The proposal to approve the Vanguard common unit issuance requires the affirmative vote of holders of a majority of the outstanding Vanguard common units and class B units, voting together as a single class, present in person or represented by proxy, entitled to vote on the proposal and actually voting at the annual meeting. Accordingly, a Vanguard unitholder’s failure to submit a proxy card or to vote in person at the Vanguard annual meeting or an abstention from voting, or the failure of a Vanguard unitholder who holds his or her units in “street name” through a broker, bank or other nominee to give voting instructions to such broker, bank or other nominee, will not count as a vote cast “FOR” or “AGAINST” approval of the Vanguard common unit issuance to Eagle Rock unitholders pursuant to the merger agreement. The chairman of the Vanguard Board, or the Chief Executive Officer of Vanguard if acting as chairman of the Vanguard annual meeting, may adjourn the meeting for any reason, including for purposes of soliciting additional votes in favor of the Vanguard common unit issuance, subject to compliance with the merger agreement.

Annual Meeting Proposals

To elect a particular director nominee, holders, as of the record date of the annual meeting, of a plurality of the outstanding Vanguard common units and class B units, voting together as a single class, present in person or represented by proxy, entitled to vote on the proposal and actually voting at the annual meeting, must vote in favor of such director. Accordingly, a Vanguard unitholder’s failure to vote, an abstention from voting or the failure of a Vanguard unitholder who holds his or her units in “street name” through a broker, bank or other nominee to give voting instructions to such broker, bank or other nominee will not count as a vote cast “FOR” or “AGAINST” approval of the election of a particular director nominee.

To ratify BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015, the holders, as of the record date of the annual meeting, of a majority of the outstanding Vanguard common units and class B units, voting together as a single class, present in person or represented by proxy, entitled to vote on the proposal and actually voting at the annual meeting, must vote to approve the ratification. Accordingly, a Vanguard unitholder’s failure to vote or an abstention from voting will not count as a vote cast “FOR” or “AGAINST” the ratification of BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015.

Common Unit and Class B Unit Ownership of and Voting by Vanguard’s Directors and Executive Officers

At the close of business on the record date for the Vanguard annual meeting, Vanguard’s directors and executive officers and their affiliates beneficially owned and had the right to vote 705,387 Vanguard common units and 415,000 class B units at the Vanguard annual meeting, which together represent approximately 1.29% of the Vanguard common units and class B units entitled to be voted at the Vanguard annual meeting. It is expected that Vanguard’s directors and executive officers will vote their Vanguard common units and class B units “FOR” the Vanguard common unit issuance, “FOR” each of the director nominees and “FOR” the ratification of BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015, although none of them has entered into any agreement requiring them to do so.

Voting of Common Units and Class B Units by Holders of Record

If you are entitled to vote at the Vanguard annual meeting and hold your Vanguard common units or class B units in your own name, there are four ways you may cause your units to be voted at the Vanguard annual meeting:

•	In Person. You may vote in person at the Vanguard annual meeting. Units held by a broker, bank or other nominee may be voted in person by you only if you obtain a legal proxy from the record holder (which is your broker, bank or other nominee) giving you the right to vote the units;
•	Via the Internet. You may submit a proxy electronically via the Internet by accessing the Internet address provided on each proxy card;
•	By Telephone. You may submit a proxy by using the toll-free telephone number listed on the enclosed proxy card; or
•	By Mail. You may submit a proxy by filling out, signing and dating the enclosed proxy card (if you are a unitholder of record) and returning it by mail in the prepaid envelope provided.

Even if you plan to attend the Vanguard annual meeting in person, you are encouraged to submit your proxy as described above to ensure that your vote will be counted if you later decide not to attend the Vanguard annual meeting.

If your Vanguard common units or class B units are held by a broker, bank or other nominee, also known as holding units in “street name,” you should receive instructions from the broker, bank or other nominee that you must follow in order to have your units voted. Please review such instructions to determine whether you will be able to submit your proxy via the Internet or by telephone. The deadline for submitting your proxy by telephone or electronically via the Internet is 11:59 p.m. Eastern Time October 4, 2015 (the “Vanguard Telephone/Internet deadline”).

Each Vanguard common unit and class B unit represented by a properly executed and valid proxy received before the Vanguard annual meeting will be voted in accordance with the instructions given on the proxy. If a Vanguard unitholder submits a proxy without giving instructions, the Vanguard common units and class B units represented by that proxy will be voted as the Vanguard Board recommends, which is:

Merger-Related Proposal

•	“FOR” the Vanguard common unit issuance.

Annual Meeting Proposals

•	“FOR” the election of each of the director nominees to serve on the Vanguard Board until the 2016 annual meeting of unitholders; and
•	“FOR” the ratification of the appointment of BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015.

Your vote is important. Accordingly, please submit your proxy by telephone, via the Internet or by mail, regardless of whether you plan to attend the meeting in person. Proxies must be received by 11:59 p.m., Eastern Time, on October 4, 2015.

Voting of Common Units and Class B Units Held in Street Name

If your Vanguard common units or class B units are held in an account at a broker, bank or other nominee, you must instruct the broker, bank or other nominee on how to vote your Vanguard common units or class B units if you wish for your units to be voted on the proposals concerning the Vanguard common unit issuance and the election of directors. Most brokers, banks and other nominees offer the ability for unitholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet.

If you do not provide voting instructions to your broker, bank or other nominee your Vanguard common units and class B units will not be voted on any proposal on which your broker, bank or other nominee does not have discretionary authority to vote (specifically, the Vanguard common unit issuance and the election of directors). This is referred to in this joint proxy statement/prospectus and in general as a broker non-vote. If there are any broker non-votes, they will be counted as Vanguard common units or class B units that are present and entitled to be voted for purposes of determining the presence of a quorum at the annual meeting, but the broker, bank or other nominee will not be able to vote your Vanguard common units or class B units on those matters for which specific authorization is required. Under the current rules of the NYSE, brokers, banks and other nominees who are members of the NYSE do not have discretionary authority to vote on Vanguard common unit issuance or the election of directors, but have discretionary authority to vote on the proposal to ratify BDO USA, LLP as Vanguard’s independent registered public accounting firm for the fiscal year ending December 31, 2015.

A broker non-vote (if any) will not count as a vote cast “FOR” or “AGAINST” (i) the approval of the Vanguard common unit issuance or (ii) the election of directors. A broker non-vote will, however, count for purposes of determining the presence of a quorum at the Vanguard annual meeting.

If you hold common units or class B units through a broker, bank or other nominee and wish to vote your Vanguard common units or class B units in person at the Vanguard annual meeting, you must obtain a proxy from your broker, bank or other nominee and present it to the inspector of election with your ballot when you vote at the Vanguard annual meeting.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy and/or change your vote at any time before your proxy is voted at the Vanguard annual meeting. If you are a unitholder of record, you can do this by:

•	sending a written notice of revocation, to Vanguard at 5847 San Felipe, Suite 3000, Houston, Texas, Attn: Corporate Secretary, timely received prior to the closing of the polls at the Vanguard annual meeting;
•	submitting a valid, later-dated proxy by mail, by telephone or via the Internet that is received prior to the closing of the polls at the Vanguard annual meeting; or
•	attending the Vanguard annual meeting and voting by ballot in person (your attendance at the Vanguard annual meeting will not, by itself, revoke any proxy that you have previously given).

If you hold your Vanguard common units or class B units through a broker, bank or other nominee, you must follow the directions you receive from your broker, bank or other nominee in order to revoke your proxy or change your voting instructions.

Solicitation of Proxies

This joint proxy statement/prospectus is furnished in connection with the solicitation of proxies by the Vanguard Board to be voted at the Vanguard annual meeting. Under the merger agreement, Vanguard and Eagle Rock agreed to each pay one-half of the expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus. In addition, Vanguard may reimburse brokerage firms and other persons representing beneficial owners of Vanguard common units or class B units for their reasonable expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of Vanguard’s directors, officers and employees by telephone, electronic mail, letter, facsimile or in person, but no additional compensation will be paid to them.

No Other Business

Under the Vanguard limited liability company agreement, the business to be conducted at the Vanguard annual meeting will be limited to the purposes stated in the notice to Vanguard unitholders provided with this joint proxy statement/prospectus.

Adjournments

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. The chairman of the Vanguard Board, or the Chief Executive Officer of Vanguard if acting as chairman of the annual meeting, may adjourn the meeting for any reason. Vanguard is not required to notify unitholders of any adjournment of 30 days or less if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At any adjourned meeting, Vanguard may transact any business that it might have transacted at the original meeting, provided that a quorum is present at such adjourned meeting. Proxies submitted by Vanguard unitholders for use at the Vanguard annual meeting will be used at any adjournment or postponement of the meeting. References to the Vanguard annual meeting in this joint proxy statement/prospectus are to such annual meeting as adjourned or postponed.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Vanguard annual meeting, please contact Vanguard’s investor relations department by phone at (832) 327-2234 or by email at investorrelations@vnrllc.com.

VANGUARD PROPOSAL 1: THE COMMON UNIT ISSUANCE PROPOSAL

If the merger is consummated pursuant to the merger agreement, each Eagle Rock common unit will be converted into the right to receive 0.185 Vanguard common units, or the merger consideration. The exchange ratio for the merger consideration is fixed and will not be adjusted to reflect changes in the price of Eagle Rock common units or Vanguard common units prior to the closing of the transactions contemplated by the merger agreement.

Under NASDAQ Marketplace Rule 5635(a)(1), a company listed on the NASDAQ is required to obtain stockholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of twenty percent (20%) of the number of shares of common stock outstanding or twenty percent (20%) or more of the voting power before the issuance of the common stock or of securities convertible into or exercisable for common stock. If the merger is completed pursuant to the merger agreement, it is estimated that Vanguard will issue or reserve for issuance approximately 28.75 million Vanguard common units in connection with the merger, which will exceed twenty percent (20%) of Vanguard common units outstanding before such issuance, and for this reason Vanguard must obtain the approval of Vanguard common unitholders and class B unitholders for the Vanguard common unit issuance.

In the event this proposal is not approved by the Vanguard unitholders, the merger cannot be consummated and can be terminated by either party after the final adjournment of the Vanguard annual meeting, in which case Vanguard would be required to pay Eagle Rock a termination fee of $20,000,000. In the event this proposal is approved by the Vanguard unitholders, but the merger agreement is terminated (without the merger being completed) prior to the Vanguard common unit issuance, Vanguard will not issue the Vanguard common units.

The approval of the Vanguard common unit issuance requires the affirmative vote of the holders of a majority of the outstanding Vanguard common units and class B units, voting together as a single class, present in person or represented by proxy, entitled to vote on the proposal and actually voting at the annual meeting.

The Vanguard Board unanimously recommends that Vanguard common unitholders and class B unitholders vote “FOR” the Vanguard common unit issuance. If not otherwise specified, proxies will be voted for the approval of this proposal.

VANGUARD PROPOSAL 2: ELECTION OF DIRECTORS

Vanguard directors are elected each year at the Vanguard annual meeting of unitholders, and each of the five current directors of Vanguard has been nominated to stand for re-election at this year’s annual meeting. Vanguard encourages its director nominees to attend the Vanguard annual meetings to provide an opportunity for its unitholders to communicate directly with directors about issues affecting the company, and anticipates that each will attend this year.

At the Vanguard annual meeting, the Vanguard unitholders will consider and act upon a proposal to elect five director nominees to the Vanguard Board to serve until the Vanguard 2016 annual meeting of unitholders.

Each director nominee brings a strong and unique background and set of skills to the Vanguard Board, giving the Vanguard Board as a whole the competence and experience to effectively and efficiently manage and direct the company. Information concerning the five director nominees is set forth below, but for additional information, see “Additional Information about the Vanguard Board.”

Director Nominees

Name	Age	Position with Vanguard	Director Since
Scott W. Smith	57	President, Chief Executive Officer and Director	2008
Richard A. Robert	49	Executive Vice President, Chief Financial Officer, Secretary and Director	2014
W. Richard Anderson	61	Independent Director and Chairman	2007
Loren Singletary	67	Independent Director	2008
Bruce W. McCullough	66	Independent Director	2008

Scott W. Smith is Vanguard’s President, Chief Executive Officer and Director and has served as President and Chief Executive Officer since October 2006 and as Director since March 2008. Prior to joining Vanguard, from July 2004 to October 2006, Mr. Smith served as the President of Ensource Energy Company, LLC during its tender offer for the units of the Eastern American Natural Gas Trust (NYSE: NGT). He has over 30 years of experience in the energy industry, primarily in business development, marketing, and acquisition and divestiture of producing assets and exploration/exploitation projects in the energy sector. Mr. Smith’s experience includes evaluating, structuring, negotiating and managing business and investment opportunities, including energy investments similar to Vanguard’s targeted investments totaling approximately $400 million as both board member and principal investor in Wiser Investment Company LLC, the largest shareholder in The Wiser Oil Company (NYSE: WZR) until its sale to Forest Oil Corporation (NYSE: FST) in June of 2004. From June 2000 to June 2004, Mr. Smith served on the Board of Directors of The Wiser Oil Company. Mr. Smith was also a member of the executive committee of The Wiser Oil Company during this period. From January of 1998 to June of 1999, Mr. Smith was the co-manager of San Juan Partners, LLC, which established control of Burlington Resources Coal Seam Gas Royalty Trust (NYSE: BRU), which was subsequently sold to Dominion Resources, Inc. Vanguard believes that Mr. Smith’s extensive energy industry background, particularly the eight years he has spent serving as part of its executive management team, brings important experience and skill to the Vanguard Board.

Richard A. Robert is Vanguard’s Executive Vice President, Chief Financial Officer, Secretary and Director and has served as Executive Vice President and Chief Financial Officer since January 2007 and as Director since June 2014. Prior to joining Vanguard, Mr. Robert was involved in a number of entrepreneurial ventures and provided financial and strategic planning services to a variety of energy-related companies since 2003. He was Vice President of Finance for Enbridge US, Inc., a subsidiary of Enbridge Inc. (NYSE: ENB) a natural gas and oil pipeline company, after its acquisition of Midcoast Energy Resources, Inc. in 2001 where Mr. Robert was Chief Financial Officer and Treasurer. He held these positions from 1996 through 2002 and was responsible for acquisition and divestiture analysis, capital formation, taxation and strategic planning, accounting and risk management, and investor relations. Mr. Robert is a certified public accountant. Vanguard believes that Mr. Robert’s extensive energy industry and financial background, particularly the eight years he has spent serving as part of Vanguard’s executive management team, brings important experience and skill to the Vanguard Board.

W. Richard Anderson is the Chairman of the Vanguard Board and is currently the Chief Financial Officer and a Director of Eurasia Drilling Company, Limited GDR (LSE: EDCL), a provider of exploratory and development drilling and oil and gas field services to companies operating within the Russian Federation, Kazakhstan, and Caspian Sea region. Mr. Anderson has served in this capacity since June 2008. Between June 2007 and June 2008, Mr. Anderson served as an independent consultant to Prime Natural Resources Inc., a closely-held exploration and production company. Mr. Anderson was previously the President, Chief Executive Officer and a director of Prime Natural Resources from January 1999 to June 2007. Prior to his employment at Prime Natural Resources, he was employed by Hein & Associates LLP, a certified public accounting firm, where he served as a partner from 1989 to January 1995 and as a managing partner from January 1995 until October 1998. Mr. Anderson also served on the Board of Directors of Transocean, Ltd. (NYSE: RIG) from November 2007 until June 2011 and the Board of Directors of Boots & Coots, Inc. (NYSE: WEL) from August 1999 until September of 2010. Within the last six years, Mr. Anderson also served on the Board of Directors of Calibre Energy, Inc. from August 2005 to March 2007. Vanguard believes that Mr. Anderson’s extensive energy industry and financial background and his experience serving as the chief financial officer of a public company bring important experience and skill to the Vanguard Board.

Loren Singletary is a member of the Vanguard Board and is currently Vice President Investor and Industry Relations for National Oilwell Varco (NYSE: NOV), an oilfield service company. Mr. Singletary has served in this capacity since November 2011 and has also served as National Oilwell Varco’s Vice President of Global Accounts from 2003 – 2009 and Vice President of Global Accounts and Investor Relations from January 2009 – November 2011. Prior to his current position, from 1998 to 2003, Mr. Singletary was the co-owner and President of LSI Interests, Ltd., an oilfield service company that was acquired by National Oilwell in 2003. In addition to his vast experience in the oilfield service sector, Mr. Singletary has also been involved in the upstream E&P sector, both onshore and offshore, as a private investor for the past 25 years. Vanguard believes that Mr. Singletary’s extensive energy industry background and his experience serving as an executive officer of a public company bring important experience and skill to the Vanguard Board.

Bruce W. McCullough is a member of the Vanguard Board and from 1986 to 2012 served as President and Chief Executive Officer of Huntington Energy Corp., an independent exploration and production company that had been involved in exploration and production activities in the Appalachian Basin, East Texas, Mid-Continent and the Gulf Coast. Prior to forming Huntington in 1986, Mr. McCullough held senior management positions with Pool Offshore, a Houston-based oil field service company. He has been a Registered Principal with a FINRA registered brokerage firm that was the underwriter for public and private oil and gas offerings and he continues to be licensed as a Registered Financial Consultant (RFC). Vanguard believes that Mr. McCullough’s extensive energy industry background and his experience serving as the chief executive officer of an exploration and production company along with his financial credentials bring important experience and skill to the Vanguard Board.

The election of a particular director nominee requires the affirmative vote of the holders, as of the record date of the annual meeting, of a plurality of the outstanding Vanguard common units and class B units, voting together as a single class, present in person or represented by proxy, entitled to vote on the proposal and actually voting at the annual meeting.

The Vanguard Board unanimously recommends that Vanguard common unitholders and class B unitholders vote “FOR” the election of each of the Vanguard Board’s director nominees. If not otherwise specified, proxies will be voted for each of the Vanguard Board’s director nominees.

VANGUARD PROPOSAL 3: RATIFICATION OF BDO USA, LLP AS INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM FOR 2015

Unitholder ratification of the selection of BDO USA, LLP as Vanguard’s independent registered public accounting firm is not required by the Vanguard limited liability company agreement or otherwise. Vanguard is submitting the selection of BDO USA, LLP to its unitholders for ratification as a matter of good corporate practice. If this selection of auditor is not ratified by a majority of the outstanding Vanguard common units and class B units, voting together as a single class, present in person or by proxy and entitled to vote at the Vanguard annual meeting, the audit committee will reconsider its selection of auditor. Vanguard is advised that no member of BDO USA, LLP has any direct or material indirect financial interest in Vanguard or, during the past three years, has had any connection with Vanguard in the capacity of promoter, underwriter, voting trustee, director, officer or employee. A representative of BDO USA, LLP will attend the Vanguard annual meeting. The representative will have the opportunity to make a statement if he or she desires to do so and to respond to appropriate questions.

The ratification of BDO USA, LLP as the independent auditor of Vanguard for the fiscal year ending December 31, 2015 requires the affirmative vote of the holders, as of the record date of the annual meeting, of a majority of the outstanding Vanguard common units and class B units, voting together as a single class, present in person or represented by proxy, entitled to vote on the proposal and actually voting at the annual meeting.

The Vanguard Board unanimously recommends that Vanguard common unitholders and class B unitholders vote “FOR” the approval of this proposal. If not otherwise specified, proxies will be voted for the approval of this proposal.

SUBMISSION OF UNITHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR
VANGUARD’S 2016 ANNUAL MEETING OF UNITHOLDERS

Proposals for 2016 Annual Meeting

We anticipate that the date of Vanguard’s 2016 annual meeting will be more than 30 days earlier than October 5, 2016. Therefore, pursuant to Rule 14a-8(e) of the Exchange Act and the Vanguard limited liability company agreement, any Vanguard unitholder who desires to include a proposal in the proxy statement for the Vanguard 2016 annual meeting of unitholders must deliver it to Vanguard not more than 150 days prior to Vanguard’s 2016 annual meeting and not less than the later of (i) 90 days prior to Vanguard’s 2016 annual meeting or (ii) 10 days following the day on which Vanguard first publicly announces the date of Vanguard’s 2016 annual meeting.

These advance notice, informational and other provisions are in addition to, and separate from, the requirements that a Vanguard unitholder must meet in order to have a proposal included in Vanguard’s proxy statement under the rules of the SEC.

Any proposals must be sent, in writing, to the Secretary of Vanguard at Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057. Proposals will not be accepted by facsimile.

Nominations for 2016 Annual Meeting and for Any Special Meeting

Pursuant to Section 11.13(a) of the Vanguard limited liability company agreement, only persons who are nominated in accordance with the following procedures are eligible for election as directors. Nominations of persons for election to the Vanguard Board may be made at an annual meeting of unitholders only (i) by or at the direction of the Vanguard Board or (ii) by any Vanguard unitholder: (a) who is entitled to vote at the meeting or (b) who was a record holder of a sufficient number of units as of the record date for such meeting to elect one or more members to the Vanguard Board assuming that such holder cast all of the votes it is entitled to cast in such election in favor of a single candidate and such candidate received no other votes from any other holder of units (or, in the case where such holder holds a sufficient number of units to elect more than one director, such holder votes its units as efficiently as possible for such candidates and such candidates receive no further votes from holders of outstanding units). All nominations, other than those made by or at the direction of the Vanguard Board, must be made pursuant to timely notice in writing to the Secretary of Vanguard.

With respect to director elections held at Vanguard’s annual meetings, the Vanguard limited liability company agreement provides that to be timely, a unitholder’s notice must be delivered to the Secretary of Vanguard at Vanguard’s principal executive offices not less than 90 days or more than 120 days prior to the first anniversary of the date on which Vanguard first mailed its proxy materials for the preceding year’s annual meeting. For a nomination of any person for election to the Vanguard Board to be considered at the Vanguard 2016 annual meeting of unitholders, it must be properly submitted to the Secretary of Vanguard at 5847 San Felipe, Suite 3000, Houston, Texas 77057, not more than 150 days prior to Vanguard’s 2016 annual meeting and not less than the later of (i) 90 days prior to Vanguard’s 2016 annual meeting or (ii) 10 days following the day on which Vanguard first publicly announces the date of Vanguard’s 2016 annual meeting. The Vanguard limited liability company agreement also provides that unitholder nominations of persons for election to the Vanguard Board may be made at a special meeting of unitholders at which directors are to be elected pursuant to Vanguard’s notice of meeting provided unitholder notice of the nomination is timely. To be timely, a unitholder’s notice must be delivered to the Secretary of Vanguard not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of the 70th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Vanguard Board to be elected at such meeting.

A Vanguard unitholder’s notice to the Secretary of Vanguard must set forth (i) as to each person whom the unitholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (ii) as to the unitholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (a) the name and address of such unitholder as they appear on Vanguard’s books and of such beneficial owner, (b) the class and number of units which are owned beneficially and of record by such unitholder and such beneficial owner, and (c) whether either such unitholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of units to elect such nominee or nominees.

2014 Annual Report

A copy of Vanguard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, including the financial statements and the financial statement schedules, if any, but not including exhibits, will be furnished at no charge to each person to whom a proxy statement is delivered upon the written request of such person addressed to the Secretary of Vanguard at Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057. It can also be found on Vanguard’s website at www.vnrllc.com.

THE EAGLE ROCK SPECIAL MEETING

Eagle Rock is providing this joint proxy statement/prospectus to its unitholders in connection with the solicitation of proxies to be voted at the special meeting of unitholders that Eagle Rock has called for, among other things, the purpose of holding a vote upon a proposal to approve the merger agreement and the transactions contemplated thereby. This joint proxy statement/prospectus is first being mailed to Eagle Rock’s unitholders on or about September 4, 2015, and provides Eagle Rock unitholders with the information they need to know to be able to vote or instruct their vote to be cast at the Eagle Rock special meeting.

Date, Time and Place

The Eagle Rock special meeting will be held at 1415 Louisiana Street, Suite 3900, Houston, TX 77002 on October 5, 2015 at 10:00 a.m., local time.

Purpose

At the Eagle Rock special meeting, Eagle Rock unitholders will be asked to vote solely on the following proposals:

•	To approve the merger agreement, as such agreement may be amended from time to time, and the transactions contemplated thereby; and
•	To approve, on an advisory, non-binding basis, the merger-related compensation payments that, pursuant to existing contractual arrangements, may become payable to Eagle Rock’s named executive officers in connection with the merger.

Eagle Rock G&P’s Board Recommendation

The Eagle Rock Board recommends that unitholders of Eagle Rock vote:

•	“FOR” the approval of the merger agreement and the transactions contemplated thereby; and
•	“FOR” the approval, on an advisory, non-binding basis, of the merger-related compensation payments that, pursuant to existing contractual arrangements, may become payable to Eagle Rock’s named executive officers in connection with the merger.

The Eagle Rock Board has unanimously (i) determined that the merger agreement is advisable to and in the best interests of Eagle Rock and its unitholders, (ii) approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and (iii) recommended that Eagle Rock unitholders vote to approve the merger agreement. See “The Merger — Recommendation of the Eagle Rock Board and Its Reasons for the Merger.”

In considering the recommendation of the Eagle Rock Board with respect to the merger agreement and the transactions contemplated thereby, you should be aware that some of Eagle Rock G&P’s directors and executive officers may have interests that are different from, or in addition to, the interests of Eagle Rock unitholders generally. See “The Merger — Interests of Directors and Executive Officers of Eagle Rock G&P in the Merger.”

Eagle Rock Record Date; Outstanding Units; Units Entitled to be Voted

The record date for the Eagle Rock special meeting is August 6, 2015. Only Eagle Rock unitholders of record at the close of business on the record date will be entitled to receive notice of and to vote at the Eagle Rock special meeting or any adjournment or postponement of the meeting.

As of the close of business on the record date of August 6, 2015, there were 152,986,718 Eagle Rock common units outstanding and entitled to be voted at the meeting held by approximately 100 holders of record. Each holder of Eagle Rock common units is entitled to one vote for each Eagle Rock common unit held by it as of the record date.

A complete list of Eagle Rock unitholders entitled to vote at the Eagle Rock special meeting will be available for inspection at the principal place of business of Eagle Rock during regular business hours for a period of no less than ten days before the Eagle Rock special meeting, and at the special meeting.

Quorum

A quorum of unitholders is required to vote on the approval of the merger agreement at the Eagle Rock special meeting. The holders, as of the record date of the special meeting, of a majority of the outstanding Eagle Rock common units must be represented in person or by proxy at the meeting in order to constitute a quorum. Abstentions will be counted in determining whether a quorum is present at the Eagle Rock special meeting.

Required Vote

The proposal to approve the merger agreement and the transactions contemplated thereby requires the affirmative vote of the holders, as of the record date of the special meeting, of a majority of the outstanding Eagle Rock common units.

Because approval of the merger agreement and the transactions contemplated thereby is based on the affirmative vote of the holders, as of the record date of the special meeting, of a majority of the outstanding Eagle Rock common units, voting together as a single class, an Eagle Rock unitholder’s failure to submit a proxy or to vote in person at the Eagle Rock special meeting or an abstention from voting, or the failure of an Eagle Rock unitholder who holds his or her units in “street name” through a broker, bank or other nominee to give voting instructions to such broker, bank or other nominee, will have the same effect as a vote cast “AGAINST” approval of the merger agreement and the transactions contemplated thereby.

The proposal to approve (on an advisory, non-binding basis) the merger-related compensation payments that, pursuant to existing contractual arrangements, may become payable to Eagle Rock’s named executive officers in connection with the merger, requires the affirmative vote of the holders, as of the record date of the special meeting, of a majority of the outstanding Eagle Rock common units that are present or represented by proxy at the special meeting and entitled to vote on the proposal.

Abstentions will have the same effect as votes cast “AGAINST” the proposal to approve (on an advisory, non-binding basis) the merger-related compensation payments that, pursuant to existing contractual arrangements, may become payable to Eagle Rock’s named executive officers in connection with the merger. Unvoted units will not count as votes cast “FOR” or “AGAINST” approval of the proposal regarding merger-related compensation payments. An Eagle Rock unitholder’s failure to submit a proxy card or vote in person at the Eagle Rock special meeting, or the failure of an Eagle Rock unitholder who holds his or her units in “street name” through a broker, bank or other nominee to give voting instructions to such broker, bank or other nominee, will have no effect on the outcome of the merger-related compensation proposal.

Common Unit Ownership of and Voting by Eagle Rock G&P’s Directors and Executive Officers

At the close of business on the record date for the Eagle Rock special meeting, Eagle Rock G&P’s directors and executive officers beneficially owned and had the right to vote 3,197,713 Eagle Rock common units at the Eagle Rock special meeting, which represents approximately 2.1% of the Eagle Rock common units entitled to be voted at the Eagle Rock special meeting. It is expected that Eagle Rock G&P’s directors and executive officers will vote their Eagle Rock common units “FOR” the approval of the merger agreement and the transactions contemplated thereby, although none of them has entered into any agreement requiring them to do so. In connection with the execution of the merger agreement on May 21, 2015, Vanguard entered into a voting and support agreement (the “support agreement”) with Natural Gas Partners VIII, L.P. (“NGP VIII”) and certain of its affiliates (collectively, the “NGP Parties”), and, solely with respect to the waiver of certain provisions of an existing voting agreement as well as the termination and other miscellaneous provisions of the support agreement, Eagle Rock and Eagle Rock GP, pursuant to which the NGP Parties have agreed, subject to the terms of the support agreement, to vote all of their Eagle Rock common units in favor of the approval of the merger agreement. Collectively, the NGP Parties hold Eagle Rock common units representing approximately 34.9% of the votes of Eagle Rock’s outstanding common units as of August 27, 2015.

Voting of Common Units by Holders of Record

If you are entitled to vote at the Eagle Rock special meeting and hold your Eagle Rock common units in your own name, you can submit a proxy or vote in person by completing a ballot at the Eagle Rock special meeting. However, Eagle Rock encourages you to submit a proxy before the Eagle Rock special meeting even if you plan to attend the Eagle Rock special meeting in order to ensure that your Eagle Rock common units are represented and voted at the meeting. A proxy is a legal designation of another person to vote your Eagle Rock common units on your behalf. If you hold common units in your own name, you may submit a proxy for your common units by:

•	calling the toll-free number specified on the enclosed proxy card and following the instructions when prompted;
•	accessing the Internet website specified on the enclosed proxy card and following the instructions provided to you; or
•	filling out, signing and dating the enclosed proxy card and mailing it in the prepaid envelope included with these proxy materials.

When a unitholder submits a proxy by telephone or via the Internet, his or her proxy is recorded immediately. Eagle Rock encourages its unitholders to submit their proxies using these methods whenever possible. If you submit a proxy by telephone or via the Internet, please do not return your proxy card by mail.

All Eagle Rock common units represented by each properly executed and valid proxy received before the Eagle Rock special meeting will be voted in accordance with the instructions given on the proxy. If an Eagle Rock unitholder executes a proxy card without giving instructions, the Eagle Rock common units represented by that proxy card will be voted as the Eagle Rock Board recommends, which is:

•	“FOR” the approval of the merger agreement and the transactions contemplated thereby; and
•	“FOR” the approval, on an advisory, non-binding basis, of the merger-related compensation payments that, pursuant to existing contractual arrangements, may become payable to Eagle Rock’s named executive officers in connection with the merger.

Your vote is important. Accordingly, please submit your proxy by telephone, via the Internet or by mail, regardless of whether you plan to attend the meeting in person. Proxies must be received by 11:59 p.m., Eastern Time, on October 4, 2015.

Voting of Eagle Rock Common Units Held in Street Name

If your Eagle Rock common units are held in an account at a broker, bank or other nominee, you must instruct the broker, bank or other nominee on how to vote your Eagle Rock common units by following the instructions that the broker, a bank or other nominee provides to you with these proxy materials. Most brokers, banks and other nominees offer the ability for unitholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet.

If you do not provide voting instructions to your broker, bank or other nominee, your Eagle Rock common units will not be voted on any proposal on which your broker, bank or nominee does not have discretionary authority to vote. This is referred to in this joint proxy statement/prospectus and in general as a broker non-vote. Without instructions, the broker, bank or other nominee will not be able to vote your Eagle Rock common units on those matters for which specific authorization is required. Under the current rules of the NYSE, brokers, banks and other nominees who are members of the NYSE do not have discretionary authority to vote on any of the proposals.

If you hold common units through a broker, bank or other nominee and wish to vote your Eagle Rock common units in person at the Eagle Rock special meeting, you must obtain a proxy from your broker, bank or other nominee and present it to the inspector of election with your ballot when you vote at the Eagle Rock special meeting.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy and/or change your vote at any time before your proxy is voted at the Eagle Rock special meeting. If you are a unitholder of record, you can do this by:

•	sending a written notice of revocation to Eagle Rock Energy G&P, LLC, Attention: Secretary, 1415 Louisiana Street, Suite 2700, Houston, Texas, 77002, timely received prior to the closing of the polls at the Eagle Rock special meeting;
•	submitting a valid, later-dated proxy by mail, by telephone or via the Internet that is timely received prior to the closing of the polls at the Eagle Rock special meeting; or
•	attending the Eagle Rock special meeting and voting by ballot in person (your attendance at the Eagle Rock special meeting will not, by itself, revoke any proxy that you have previously given).

If you hold your Eagle Rock common units through a broker, bank or other nominee, you must follow the directions you receive from your broker, bank or other nominee in order to revoke your proxy or change your voting instructions.

Solicitation of Proxies

This joint proxy statement/prospectus is furnished in connection with the solicitation of proxies by the Eagle Rock Board to be voted at the Eagle Rock special meeting. Under the merger agreement, Vanguard and Eagle Rock agreed to each pay one-half of the expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus. Eagle Rock will bear all other costs and expenses in connection with the solicitation of proxies. Eagle Rock has engaged Morrow & Co., LLC (“Morrow”) to assist in the solicitation of proxies for the meeting and Eagle Rock estimates it will pay Morrow a fee not to exceed $7,500 for these services. Eagle Rock has also agreed to reimburse Morrow for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify Morrow against certain losses, costs and expenses. In addition, Eagle Rock may reimburse brokerage firms and other persons representing beneficial owners of Eagle Rock common units for their reasonable expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of Eagle Rock G&P’s directors, officers and employees by telephone, electronic mail, letter, facsimile or in person, but no additional compensation will be paid to them.

Eagle Rock unitholders should not send unit certificates with their proxies. A letter of transmittal and instructions for the surrender of Eagle Rock common unit certificates will be mailed to Eagle Rock unitholders shortly after the completion of the merger.

No Other Business

Under the Eagle Rock partnership agreement, the business to be conducted at the Eagle Rock special meeting will be limited to the purposes stated in the notice to Eagle Rock unitholders provided with this joint proxy statement/prospectus.

Adjournments

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Pursuant to the Eagle Rock partnership agreement, Eagle Rock’s general partner may authorize the designated chairman of any special meeting to adjourn the meeting. Consequently, Eagle Rock GP may adjourn the special meeting (including a further adjournment of an adjourned meeting) to a date within 45 days of the special meeting without further notice other than by an announcement made at the special meeting (or such adjourned meeting) and without setting a new record date. If proxies representing the required unitholder approvals have not been received at the time of the special meeting (or such adjourned meeting), Eagle Rock GP may choose to adjourn the meeting so that Eagle Rock may solicit additional proxies in favor of the proposal to approve the merger agreement and the related transactions or the merger-related compensation payments that, pursuant to existing contractual arrangements, may become payable to Eagle Rock’s named executive officers in connection with the merger. Eagle Rock GP may also choose to adjourn the meeting for any other reason if deemed necessary or advisable.

Eagle Rock Unitholder Proposals

Ownership of Eagle Rock common units does not entitle Eagle Rock common unitholders to make proposals at the Eagle Rock special meeting. Under the Eagle Rock partnership agreement, only its general partner can make a proposal at the special meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Eagle Rock special meeting, please contact Eagle Rock’s investor relations department at (281) 408-1200.

EAGLE ROCK PROPOSAL 1: THE MERGER PROPOSAL

Eagle Rock unitholders are being asked to approve a proposal to approve the merger agreement and the transactions contemplated thereby. The Eagle Rock Board urges you to read the entire joint proxy statement/prospectus carefully, including the merger agreement attached as Annex A to this joint proxy statement/prospectus, and any other annexes or documents incorporated by reference into this joint proxy statement/prospectus. For more information about the merger, see “The Merger” and “The Merger Agreement” below.

The affirmative vote of the holders, as of the record date of the special meeting, of a majority of the outstanding Eagle Rock common units is required to approve the proposal to approve the merger agreement and the transactions contemplated thereby. The Eagle Rock Board has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and determined that these transactions are in the best interests of the Eagle Rock unitholders.

The Eagle Rock Board unanimously recommends that Eagle Rock unitholders, vote “FOR” the approval of the merger agreement and the transactions contemplated thereby. If not otherwise specified, proxies will be voted for the approval of this proposal.

EAGLE ROCK PROPOSAL 2: ADVISORY VOTE ON MERGER-RELATED NAMED EXECUTIVE OFFICER COMPENSATION

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Eagle Rock is required to submit a proposal to its unitholders for a non-binding, advisory vote to approve the payment by Eagle Rock of certain compensation to the named executive officers of Eagle Rock G&P that is based on or otherwise relates to the merger. This proposal, commonly known as “say-on-golden parachutes,” and which is referred to herein as the “merger-related compensation proposal,” gives Eagle Rock’s unitholders the opportunity to vote, on a non-binding, advisory basis, on the compensation that the Eagle Rock named executive officers may be entitled to receive from Eagle Rock that is based on or otherwise relates to the merger. This compensation is summarized in the table and narrative disclosure under “The Merger — Interests of Directors and Executive Officers of Eagle Rock G&P in the Merger” under the sub-headings “Treatment of LTIP Awards for Directors and Executive Officers Not Continuing with Vanguard,” “Executive Change of Control Agreements,” “Restrictive Covenant Agreements,” “Master Agreement with Roger Fox” and “Quantification of Potential Payments to Eagle Rock’s Named Executive Officers in Connection with the Merger,” including the footnotes to the table.

The Eagle Rock Board encourages Eagle Rock unitholders to review carefully the information disclosed in this joint proxy statement/prospectus regarding the merger-related compensation payable to Eagle Rock’s named executive officers.

The Eagle Rock Board recommends that Eagle Rock unitholders approve the following resolution:

“RESOLVED, that the unitholders of Eagle Rock Energy Partners, L.P. hereby approve, on a non-binding, advisory basis, the compensation to be paid or become payable by Eagle Rock Energy Partners, L.P. to its named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K in the table and its accompanying footnotes within the section titled “Quantification of Potential Payments to Eagle Rock’s Named Executive Officers in Connection with the Merger.”

The vote on the merger-related compensation proposal is a vote separate and apart from the vote on the proposal to approve the merger agreement. Accordingly, Eagle Rock unitholders may vote to approve the merger agreement and vote not to approve the compensation proposal and vice versa. The proposal to approve the merger-related compensation payments requires the affirmative vote of holders, as of the record date, of a majority of the outstanding Eagle Rock common units that are present or represented by proxy at the special meeting and entitled to vote on the proposal. Because the vote on the compensation proposal is advisory only, it will not be binding on either Eagle Rock or Vanguard. Accordingly, if the merger agreement is approved and the merger is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of Eagle Rock’s unitholders.

The Eagle Rock Board recommends Eagle Rock unitholders vote “FOR” the approval of the merger-related compensation proposal. If not otherwise specified, proxies will be voted for the approval of this proposal.

THE MERGER

This section of the joint proxy statement/prospectus describes the material aspects of the proposed merger. This section may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the documents incorporated herein by reference, including the full text of the merger agreement (which is attached as Annex A), for a more complete understanding of the merger. In addition, important business and financial information about each of Vanguard, Eagle Rock and LRE is contained in or incorporated into this joint proxy statement/prospectus by reference. See “Where You Can Find More Information.”

Effect of the Merger

Upon the terms and subject to the conditions of the merger agreement and in accordance with Delaware law, the merger agreement provides for the merger of Merger Sub with and into Eagle Rock, with Eagle Rock continuing as the surviving entity and as a wholly owned indirect subsidiary of Vanguard. Eagle Rock will cease to be a publicly traded limited partnership following completion of the merger. The general partner interest of Eagle Rock is wholly owned by Eagle Rock and will remain outstanding following the merger. At the effective time of the merger, the certificate of limited partnership of Eagle Rock in effect immediately prior to the effective time will be the certificate of limited partnership of the surviving entity, until amended in accordance with its terms and applicable law.

Each Eagle Rock common unit issued and outstanding or deemed issued and outstanding as of immediately prior to the effective time will be converted into the right to receive 0.185 Vanguard common units. Any Eagle Rock common units that are owned by Eagle Rock or Vanguard or any of their respective subsidiaries at the effective time will be cancelled without any conversion or payment of consideration in respect thereof.

Vanguard’s common units had a value of $16.48 per unit, based on the closing price of Vanguard common units as of May 21, 2015. Because the exchange ratio was fixed at the time the merger agreement was executed and because the market value of Vanguard common units and Eagle Rock common units will fluctuate prior to the consummation of the merger, Eagle Rock unitholders cannot be sure of the value of the merger consideration they will receive relative to the value of Eagle Rock common units that they are exchanging. For example, decreases in the market value of Vanguard common units will negatively affect the value of the merger consideration that they receive, and increases in the market value of Eagle Rock common units may mean that the merger consideration that they receive will be less than anticipated on the date Vanguard and Eagle Rock entered into the merger agreement. See “Risk Factors — Risk Factors Relating to the Merger.” Because the exchange ratio is fixed and because the market price of Vanguard common units will fluctuate prior to the consummation of the merger, Eagle Rock unitholders cannot be sure of the market value of the Vanguard common units they receive as merger consideration relative to the value of Eagle Rock common units they exchange.

Vanguard will not issue any fractional units in the merger. Instead, each holder of Eagle Rock common units to whom fractional units would have otherwise been issued will be entitled to receive from the exchange agent appointed by Vanguard pursuant to the merger agreement, subject to applicable withholding, a cash payment in lieu of such fractional interest based on the average trading prices of the Vanguard common units over the ten-day period prior to the closing date of the merger.

Under the merger agreement, each Eagle Rock restricted unit (including performance units) outstanding immediately prior to the effective time will be converted into a new award of restricted units based on Vanguard common units. With respect to any Eagle Rock restricted unit that is a performance unit, the performance period will end and be calculated by Eagle Rock immediately prior to the effective time of the merger and pursuant to the applicable award agreement, subject to the good faith review of Vanguard. Each award of Eagle Rock restricted units will be converted into a number of Vanguard restricted units by multiplying the number of Eagle Rock restricted units by the 0.185 exchange ratio rounded down to the nearest whole Vanguard common unit.

Certain holders of Eagle Rock restricted units will be entitled to accelerated vesting, or subject to forfeiture, of such restricted units, as more particularly set forth in the merger agreement.

See the section entitled “The Merger Agreement” for further information.

Background of the Merger

The Eagle Rock Board has periodically evaluated and considered a variety of financial and strategic opportunities as part of its strategy to enhance unitholder value.

Beginning in April 2013, the Eagle Rock Board and Eagle Rock management, with the assistance of Evercore and Citigroup Global Markets Inc. (“Citi”), as financial advisors, and Vinson & Elkins, partnership counsel to Eagle Rock, and Richards, Layton & Finger P.A., Delaware legal counsel to Eagle Rock (“Richards Layton”), engaged in a thorough review and consideration of strategic alternatives, including without limitation, continuing to operate the business as a stand-alone entity, engaging in a sale of the partnership, selling the upstream or midstream business segments, and pursuing an initial public offering of the midstream business segment. In connection with its review of strategic alternatives, the Eagle Rock Board authorized a third-party solicitation process during the summer of 2013, contacting a total of 18 potential counterparties and entering into confidentiality agreements with all but one.

Between August 14, 2013 and August 19, 2013, Eagle Rock received indications of interest from five potential counterparties. Additionally, seven other potential counterparties, including Vanguard, indicated that they were not interested in pursuing a potential transaction at that time. None of the indications of interest received were for an acquisition of the entire partnership. Two indications of interest were for the upstream business and three were for the midstream business. The indications of interest on the upstream business did not reach valuation levels satisfactory to the Eagle Rock Board at that time. With respect to a sale of Eagle Rock’s midstream segment, the highest indication was from Regency Energy Partners LP (“Regency”) at $1.3 billion.

Following receipt of these proposals, the Eagle Rock Board instructed senior management and its financial advisors to engage in negotiations with Regency, while attempting to increase the proposals from other potential bidders and continuing to seek a full partnership transaction. From August 21 through September 17, senior management gave detailed presentations on the midstream segment and/or upstream segment, as appropriate, to Regency and various other interested counterparties. Eagle Rock provided Regency and other potential counterparties with access to due diligence materials. With the assistance of its legal advisors, Eagle Rock prepared form definitive agreements providing for separate and contemporaneous sales of the midstream and upstream businesses. Eagle Rock provided Regency with a draft of the midstream definitive agreement on September 19, 2013.

From late September 2013 until December 23, 2013, Eagle Rock and Regency continued to engage in due diligence and negotiations, including discussions about a transaction involving a sale of the entire partnership. During this period, the Eagle Rock Board, with input from management, continued to assess whether a sale of the entire partnership to a different third party might be available.

On October 15, 2013, Eagle Rock instructed Citi to contact a certain upstream master limited partnership, or MLP (“Company A”), that had declined to make a proposal in August 2013 to gauge whether it had renewed interest in acquiring the entire partnership. Following its additional due diligence, on November 22, 2013, Company A provided a verbal indication of interest, which it confirmed in writing on December 6, 2013, for a transaction in which Company A would acquire Eagle Rock in a unit-for-unit merger at an exchange ratio that implied an offer at the then-current trading price of Eagle Rock. From December 10, 2013 through December 16, 2013, representatives of Eagle Rock and Company A and their respective legal counsel met at the offices of Company A’s legal counsel in New York City to negotiate a merger agreement and complete due diligence.

On December 16, 2013, Company A indicated that it was no longer prepared to transact with Eagle Rock at the previously communicated exchange ratio and that any potential transaction involving Company A would need to be completed at an exchange ratio that implied a valuation of Eagle Rock that would be significantly below Eagle Rock’s then-current trading price. Mr. Mills convened a special telephonic meeting of the Eagle Rock Board to report on the status of negotiations with Company A. The Eagle Rock Board concluded that Company A had constructively terminated discussions with Eagle Rock regarding a proposed combination of the companies and, based on, among other things, management’s recommendation, the Eagle Rock Board instructed management not to proceed with additional discussions with Company A. The Eagle Rock Board also discussed the status of negotiations with Regency.

On December 17, 2013, Mr. Mills and Michael Bradley, Regency’s then-President and Chief Executive Officer, had a telephone call to discuss the parameters of the parties’ confirmatory due diligence process. From December 17, 2013 until December 22, 2013, representatives of Eagle Rock and Regency and their respective advisors reviewed diligence materials and participated on conference calls with respect to due diligence matters concerning the other party.

On December 23, 2013, Eagle Rock and Regency entered into a definitive contribution agreement providing for the contribution of Eagle Rock’s midstream business to Regency for approximately $1.325 billion in cash, Regency common units and the assumption of Eagle Rock debt. On February 28, 2014, the Federal Trade Commission (“FTC”) issued a “second request” in connection with its review of the contribution under applicable U.S. antitrust laws. The contribution transaction was conditioned on receipt of U.S. antitrust clearance, and Eagle Rock’s management, with assistance of counsel, devoted significant attention to compliance with the FTC’s review following receipt of the “second request.” In addition, as Eagle Rock expected to fund potential future acquisitions for its upstream business using the proceeds (or liquidity derived from such proceeds) from the Regency contribution, given the uncertainty surrounding the closing of the Regency contribution introduced by the FTC’s “second request,” Eagle Rock did not feel comfortable pursuing material acquisition opportunities until the FTC closed its investigation. On April 30, 2014, Regency and Eagle Rock certified substantial compliance with the FTC’s “second request” and agreed not to close the transaction before June 30, 2014 (or at such earlier time that the FTC closed its investigation). The contribution of the midstream business to Regency closed on July 1, 2014.

The consideration received by Eagle Rock for the contribution included: (1) $576.2 million of cash; (2) 8,245,859 Regency common units (valued at approximately $265 million based on the closing price of Regency common units on June 30, 2014) and (3) the exchange of $498.9 million face amount of newly issued Regency senior notes for $498.9 million face amount of Eagle Rock’s existing 8.375% Senior Notes due 2019 (the “Eagle Rock Senior Notes”). $51.1 million of existing Eagle Rock Senior Notes were not exchanged and remained outstanding. Having secured a sufficient number of consents as part of the exchange offer, the indenture governing the remaining outstanding Eagle Rock Senior Notes was amended to eliminate substantially all of the restrictive covenants and certain events of default pertaining to the Eagle Rock Senior Notes. As a result of the midstream transaction, Eagle Rock became a pure-play upstream MLP on July 1, 2014.

During the period from the contribution of the midstream business to Regency and the announcement on May 21, 2015 of the merger agreement with Vanguard, the Eagle Rock Board, assisted by management and Evercore, focused on several strategic alternatives regarding its business, including (1) acquiring long life, shallow decline, MLP-appropriate assets that would support and complement Eagle Rock’s existing assets and maintain or increase its distributable cash flow or (2) identifying and negotiating with a potential new sponsor with a large asset base of MLP-appropriate assets that could be a strategic partner with Eagle Rock and support a growth strategy of “dropdown” assets. In addition, Eagle Rock engaged in discussions with several parties regarding a sale of the entire partnership or a potential strategic business combination to grow the asset base and distributable cash flow while reducing the overall decline rate of the combined entity.

In May 2014, while Eagle Rock was responding to the FTC’s “second request,” Eagle Rock received an unsolicited non-binding indication of interest from a private oil and natural gas partnership (“Company B”), to acquire Eagle Rock for cash following the closing of the Regency contribution. After evaluating the terms and conditions of the indication of interest, the Eagle Rock Board directed management to engage with Company B to evaluate the merits of the proposed transaction and to report to the Eagle Rock Board with respect to the proposal. After several months of review and due diligence, Company B declined to pursue the potential transaction in July 2014, citing concerns regarding the reserve estimations and decline rate of Eagle Rock’s assets located in the South Central Oklahoma Oil Province (“SCOOP”).

In early June 2014, a multinational energy company (“Company C”), contacted Eagle Rock to explore acquiring Eagle Rock’s SCOOP assets for cash or a trade of MLP-appropriate assets. After both parties conducted due diligence, including mutual management presentations, Company C declined to proceed, indicating that the SCOOP assets were too small as an entry point for Company C into the area.

In July 2014, as part of a “marketed process,” Eagle Rock evaluated and made an offer to a multinational energy corporation (“Company D”), conditioned on due diligence, to acquire certain oil and natural gas assets that were complementary to Eagle Rock’s existing reserves. During the course of conducting due diligence, Eagle Rock discovered several items that caused it to withdraw its offer in early September 2014. Similarly, in late August 2014, Eagle Rock engaged in high level discussions with a small cap exploration and production company (“Company E”), concerning an asset swap or acquisition by Eagle Rock of certain of Company E’s oil and natural gas properties. Given the collapse in commodity prices, the large amount of debt held by Company E and concerns that the proposed acquisition might be deemed to be a sale of “all or substantially all” of Company E’s assets that could trigger an assumption of Company E’s outstanding high yield notes, Eagle Rock and Company E concluded that a transaction was not viable, and the discussions were terminated in December 2014.

During September 2014, Eagle Rock evaluated and made an offer, conditioned on due diligence, to acquire certain oil and natural gas properties being marketed by another small cap exploration and production company (“Company F”). Eagle Rock’s final bid on these Company F assets was approximately 7% lower than the ultimate prevailing bidder, which bid, according to Eagle Rock management’s estimates, reflected a present value of reserves valuation discounted at an 8% annual rate, or “PV-8,” based on the then-current NYMEX strip prices of oil, natural gas and NGLs.

In late September 2014, Eagle Rock contacted an upstream portfolio company of two private equity firms (“Company G”) to discuss a strategic relationship with Company G whereby Eagle Rock would purchase MLP-appropriate assets from Company G in exchange for cash, equity and possible incentive distribution rights. Multiple discussions and meetings were held between Mr. Mills and Company G’s chief executive officer in November and December of 2014. Discussions were put on hold beginning in January pending delivery of Company G’s year-end reserves. Discussions resumed in March 2015 and were ongoing until May 2015, with Eagle Rock and Company G each making technical management presentations to the other on May 13, 2015. At the May 13, 2015 meeting, it became clear that the parties’ respective positions on the value of the assets, as well as on proposed governance arrangements, were significantly apart. As a result, the Eagle Rock Board, with input from management, determined that the transaction had higher execution and consummation risk as compared to other alternatives.

Vanguard evaluates potential acquisition opportunities on a regular basis, including acquisitions of other publicly traded oil and gas companies. Vanguard analyzed potential synergies with Eagle Rock, including Eagle Rock’s complementary asset base, following the contribution of its midstream business to Regency, and identified Eagle Rock as a potential merger candidate. As a result, on September 22, 2014, Scott W. Smith, President and Chief Executive Officer of Vanguard, telephoned Mr. Mills on an unsolicited basis regarding a potential strategic combination of Eagle Rock with Vanguard. On September 29, 2014, Mr. Smith, Mr. Richard Robert, Chief Financial Officer of Vanguard, Mr. Mills and Mr. Robert Haines, Chief Financial Officer of Eagle Rock, met over lunch to discuss the potential benefits of a merger transaction between Eagle Rock and Vanguard. Mr. Smith advised that he believed that a unit-for-unit transaction with an implied premium of 20% to Eagle Rock’s then-current trading price (implying a 0.165 exchange ratio) was achievable. Mr. Mills indicated to Mr. Smith that he believed that a higher premium would be required for the Eagle Rock Board to seriously consider a merger transaction with Vanguard given other opportunities. Mr. Smith advised that Vanguard might be willing to pay more but needed to conduct its reserve and financial reviews and high level due diligence before it could submit a final proposed exchange ratio.

On September 29, 2014, Vanguard selected Wells Fargo Securities as its financial advisor in connection with Vanguard’s potential acquisition of Eagle Rock because of Wells Fargo Securities’ familiarity with Vanguard, Eagle Rock and their businesses and industry and its experience as a financial advisor to companies in connection with transactions similar to the proposed merger. Vanguard subsequently engaged Wells Fargo Securities pursuant to an engagement letter dated October 15, 2014.

On September 30, 2014, the Eagle Rock Board held a telephonic meeting attended by members of Eagle Rock senior management and representatives of Evercore and Richards Layton. Mr. Mills advised the Eagle Rock Board of his discussion with representatives of Vanguard. At that meeting, the Eagle Rock Board directed management to engage in exploratory discussions and confirmatory mutual due diligence, including sharing financial models and reserve estimates. On October 1, 2014, Mr. Mills and Mr. Smith held a telephonic call to discuss the timing of executing a mutual non-disclosure agreement. The parties discussed NGL pricing assumptions and reserve and financial database exchanges. Mr. Mills and Mr. Smith held another call on October 2, 2014 regarding NGL pricing assumptions. During this call, Mr. Smith asked for exclusivity in negotiating a transaction and Mr. Mills denied his request for exclusivity. On October 3, 2014, Vanguard and Eagle Rock entered into a mutual confidentiality agreement and the parties commenced mutual due diligence, the provisions of which partially superseded the provisions of the confidentiality agreement dated August 1, 2013. Eagle Rock again engaged Vinson & Elkins to represent it in the negotiation of a potential merger agreement and authorized Vinson & Elkins to prepare a draft merger agreement for the proposed transaction.

On October 6, 2014, the conflicts committee of the Eagle Rock Board (the “Eagle Rock Conflicts Committee”) held a telephonic meeting attended by representatives of Potter Anderson & Corroon LLP, legal counsel to the Eagle Rock Conflicts Committee (“Potter Anderson”), and Mr. Charles Boettcher, Senior Vice President and General Counsel of Eagle Rock. Mr. Boettcher reviewed the status of discussions and diligence with Vanguard. After Mr. Boettcher’s departure from the meeting, Potter Anderson led a discussion of the possible role of the Eagle Rock Conflicts Committee and its related duties in connection with a transaction with Vanguard.

On October 8, 2014, Vinson & Elkins’ draft merger agreement was distributed to the Eagle Rock Board. At the direction of the Eagle Rock Board, and after receiving input from Eagle Rock management, on October 9, 2014, Vinson & Elkins delivered a draft merger agreement to Vanguard and its counsel, Paul Hastings.

On October 9, 2014, members of Vanguard management made a presentation to Eagle Rock management regarding Vanguard’s business and strategic direction. Eagle Rock management then provided Vanguard with an overview of its business, reserves and financial outlook. The parties engaged in a discussion of the merits of a combination and the potential general and administrative expense synergies and financing synergies that could be achieved by a combination of the two companies.

From October 9, 2014 until October 22, 2014, Vanguard and Eagle Rock each engaged in due diligence with respect to one another, including mutual presentations by the management teams of each to the other party.

On October 14, 2014, Mr. Mills and Mr. Smith held a telephonic call to discuss, among other things, the terms and conditions of the draft merger agreement, status of due diligence reviews, issues regarding proved reserve projections and financial projections, activity around Eagle Rock’s SCOOP assets. Mr. Mills and Mr. Smith also discussed Vanguard’s request that the NGP Parties enter into a voting and support agreement pursuant to which, among other things, the NGP Parties would agree to support the merger.

On October 16, 2014, Paul Hastings delivered a markup of the draft merger agreement to Vinson & Elkins. Paul Hastings’s draft contained Vanguard’s request for a voting and support agreement from the NGP Parties. Additionally, the markup (1) continued to allow Eagle Rock to change its recommendation for other than a “superior proposal,” but provided that Eagle Rock would not be permitted to terminate the agreement on that basis (a so-called “limited force the vote” provision), (2) provided that, in cases where the Eagle Rock Board changed its recommendation for a reason other than a superior proposal, such change must be based on the occurrence of an “intervening event,” (3) limited some of the flexibility reflected in the Vinson & Elkins draft around Eagle Rock’s ability to entertain alternative proposals, (4) required that an alternative proposal be for 85% of the equity or assets of Eagle Rock in order to qualify as a “superior proposal,” (5) proposed that Eagle Rock would be required to pay a termination fee in the event that an alternative transaction was pending at the time the merger agreement was terminated and Eagle Rock entered into an alternative transaction within 18 months of the termination, and (6) added an expense reimbursement requirement if

(A) either party committed a terminable breach of the merger agreement or (B) either Eagle Rock’s unitholders failed to approve the merger or Vanguard’s unitholders failed to approve the Vanguard common unit issuance.

On October 17, 2014, Paul Hastings also delivered proposed drafts of a voting agreement and a registration rights agreement with the NGP Parties.

On October 22, 2014, the Eagle Rock Board held a telephonic meeting attended by members of Eagle Rock senior management and representatives of Evercore and Vinson & Elkins. Mr. Mills advised the Eagle Rock Board of the status of the discussions with Vanguard and that Vanguard was concluding its review and anticipated submitting a proposed exchange ratio sometime in the near future. Evercore next provided the Eagle Rock Board with an overview of Vanguard, an in-depth financial analysis of the proposed transaction and a summary of potential transaction considerations. Vinson & Elkins next advised the Eagle Rock Board on its duties in connection with the review of a Vanguard proposal and reviewed with the Eagle Rock Board an issues list of key open points in the Vanguard markup of the merger agreement.

On October 24, 2014, the Vanguard Board met to discuss the merger agreement, voting agreement and registration rights agreement, as well as financial and operational diligence that had been completed by members of Vanguard management over the previous two weeks. At that meeting, the Vanguard Board determined that, given the volatility in commodity prices at that time and the uncertainty and complexity regarding Eagle Rock’s reserves and projections, a transaction at the exchange ratio that Eagle Rock was expecting to receive was not attractive to Vanguard.

On October 24, 2014, Mr. Smith called Mr. Mills and advised that Vanguard was not prepared to move forward with the proposed transactions due to the recent degradation in commodity prices, in particular oil and NGL prices, and Vanguard’s lower estimates of Eagle Rock’s proved developed producing reserves and the underlying production decline rate of Eagle Rock’s SCOOP assets. Mr. Smith expressed an interest in maintaining a dialogue, but given the deteriorating commodity price environment, Mr. Smith advised that Vanguard would wait until there was greater clarity around commodity prices and that it would wait to see if Eagle Rock could negotiate a trade or sale of its SCOOP assets.

On November 21, 2014, Vanguard management and the Vanguard Board discussed the potential merger and the rationale for the potential merger and whether there was any greater clarity around commodity prices and Eagle Rock’s SCOOP assets. At the time, the Vanguard Board decided not to take further action until after Thanksgiving.

Vanguard did not reengage in material discussions with Eagle Rock regarding a potential transaction until March 2015.

In December 2014, an investment bank approached Mr. Mills to gauge Eagle Rock’s interest in exploring a unit-for-unit exchange business combination with a publicly traded upstream MLP (“Company H”). These discussions led to Mr. Mills having a telephone call with the chief executive officer of Company H on December 23, 2014 to discuss the potential combination of the two companies. The executives agreed to wait until early January 2015 to further discuss, pending Company H announcing its revised capital budget for 2015 and cash distribution in light of the falling commodity price environment. On January 9, 2015, Eagle Rock and Company H entered into a mutual confidentiality agreement and exchanged financial models. After Company H and its financial advisor performed due diligence on Eagle Rock’s reserves and financial projections and after several discussions between Eagle Rock and Company H’s respective financial advisors and management teams, Company H decided not to proceed with the discussions, citing its view of the relative disparity of valuations of the two companies’ trading prices. Although representatives of Company H had access to Eagle Rock’s virtual data room and to Evercore through late March 2015, Company H never indicated that it developed a different view about the relative disparity between trading prices of its units and Eagle Rock’s common units.

On December 16, 2014, Mr. Mills and another Eagle Rock executive met with executives of a private oil and natural gas operating and asset management company (“Company I”) and discussed a potential transaction involving Eagle Rock’s SCOOP assets. During January and February, the parties engaged in several conference calls regarding the assets. On March 17, 2015 Mr. Mills had a telephone conversation with the chief executive officer of Company I to discuss the possibility of Eagle Rock and Company I working together on a possible “dropdown” strategy to monetize some of Company I’s MLP-appropriate assets. Mr. Mills requested that Company I deliver a written proposal; however, Company I declined to do so. Similarly, in February and March 2015, Eagle Rock was approached by a publicly traded exploration and production company (“Company J”) about a transaction involving Eagle Rock’s SCOOP assets. On February 10, 2015, members of Eagle Rock’s management team met with Company J’s senior executives to discuss the potential transaction. The parties engaged in limited due diligence, pursuant to a confidentiality agreement initially entered into in August 2014. Thereafter, Company J offered to exchange certain of its assets in exchange for the SCOOP assets, but Eagle Rock determined that such assets were not MLP-appropriate. Company J later advised that it was interested only in purchasing SCOOP for cash. Eagle Rock management advised that it was uninterested in selling SCOOP without a significant purchase price. Company J never submitted an offer.

During February and March 2015, Eagle Rock engaged with multiple parties on a variety of potential asset acquisitions. In particular, Eagle Rock aggressively pursued an acquisition of oil and natural gas properties (including by evaluating and making an offer, conditioned on due diligence) being actively marketed by a publicly traded exploration and production company (“Company K”), but was outbid by more than 10%, which prevailing bid, according to Eagle Rock management’s estimates, again reflected a PV-8 valuation based on the then-current NYMEX strip prices of oil, natural gas and NGLs.

Between February 2015 and May 2015, representatives of Evercore and Eagle Rock management reached out to more than 15 potential counterparties on behalf of Eagle Rock regarding potential “dropdown transactions” involving possible issuance of equity with incentive distribution rights, and Eagle Rock ultimately engaged in discussions regarding such potential transactions with a private equity firm (“Company L”), a portfolio company of a different private equity firm (“Company M”), and a private conventional oil and natural gas company (“Company N”). Company L ultimately determined that it was not interested in a “dropdown” strategy and would consider only a sale of a portion of its producing assets at a premium valuation. Eagle Rock continued to evaluate the assets until May 19, 2015, when it determined that Company L’s valuation expectations were too high. Company M decided that it was not interested in pursuing a transaction due to the collapse in natural gas prices and the valuation differences caused by the lower commodity price environment. The discussions with Company N stalled prior to Eagle Rock’s entry into the merger agreement with Vanguard due primarily to the parties’ differing views regarding Company N’s proved undeveloped assets.

In March 2015, an investment banker representing a large industrial conglomerate with energy holdings housed within a subsidiary that was evaluating the sale of certain of such subsidiary’s long life, shallow decline upstream assets to an MLP or potentially the formation of its own upstream MLP (“Company O”) approached Eagle Rock to request a meeting between representatives of Eagle Rock and Company O. During April 2015, Mr. Mills and a representative of Company O discussed the potential for a “dropdown” strategy involving the subsidiary’s assets and shared high-level financial projections for the subsidiary. Following a review of these financial projections, Eagle Rock ultimately terminated discussions with Company O with regard to the subsidiary because of, among other things, the subsidiary’s high levels of debt outstanding and the parties’ differing views on the subsidiary’s asset values.

On March 9, 2015, Mr. Mills was contacted by a representative of Tudor Pickering Holt (“TPH”) regarding a condensed process involving the sale of LRE. Eagle Rock entered into a confidentiality agreement with LRE on March 9, 2015 and, with the assistance of Evercore, began technical evaluations of LRE. On April 1, 2015, Eagle Rock submitted an oral non-binding indication of interest to acquire LRE. On April 6, 2015, TPH advised Eagle Rock it had to substantially increase its bid to be admitted into the second round process. Eagle Rock chose not to increase its non-binding indication of interest.

In late March 2015, Mr. Smith, the Chief Executive Officer of Vanguard, called Mr. Mills on an unsolicited basis and indicated Vanguard wanted to resume its earlier merger discussions with Eagle Rock. Mr. Mills and Mr. Smith met on March 31, 2015 and once again discussed the merits of a possible merger of the two companies in a unit-for-unit transaction. Mr. Smith indicated that the premium to Eagle Rock’s then-current trading price would be a “market” premium. Mr. Mills indicated that a significant premium to

Eagle Rock’s then-current trading price would be required and that Mr. Mills was not inclined to have Eagle Rock restart its diligence or negotiations of a merger until he knew Vanguard was comfortable with its diligence of Eagle Rock and was prepared to deliver a significant premium. The parties agreed that Vanguard would review Eagle Rock’s financial projections, technical data and other due diligence information following which Vanguard would make a written proposal to Eagle Rock. Following this meeting, on April 1, 2015, Eagle Rock provided Vanguard and Wells Fargo Securities with access to Eagle Rock’s virtual data room, which included updated financial forecasts and updated year end 2014 reserves information. Eagle Rock continued to respond to Vanguard’s and Wells Fargo Securities’ requests for additional information over the next few weeks.

On April 7, 2015, Vanguard management had a call with representatives of Wells Fargo Securities to discuss the status of discussions with Eagle Rock and informational reviews with respect to a potential transaction.

On April 17, 2015, over teleconference, representatives of Vanguard and its financial advisor Wells Fargo Securities asked questions of (and received answers from) representatives of Eagle Rock and its financial advisor Evercore, with respect to Eagle Rock’s financial model.

On the evening of April 20, 2015, Mr. Smith called Mr. Mills to advise that Vanguard had just announced the acquisition of LRE but that Vanguard remained interested in continuing its evaluation and discussions with Eagle Rock regarding a possible business combination. That same day, Vanguard received additional information and materials from Eagle Rock through the virtual data room. Over the course of the next two weeks, Vanguard received additional information and materials, including a reserve database and management forecast, general and administrative, insurance, employee matters and maintenance capital details, from Evercore and Eagle Rock, Vanguard began its analysis of such materials and members of Vanguard management and members of Eagle Rock management discussed such information.

On April 21, 2015, the Eagle Rock Board held its regularly scheduled first quarter meeting. Among other topics addressed, Mr. Mills reviewed the status of the potential asset acquisitions, dropdown sponsor transactions and mergers evaluated by Eagle Rock management during the first quarter of 2015. During this meeting, Mr. Mills provided the Eagle Rock Board an update on Eagle Rock’s discussions with Vanguard, including Vanguard’s ongoing diligence efforts, the call from Mr. Smith the prior day, the announcement of Vanguard’s purchase of LRE and the potential impact that the LRE transaction could have on a potential merger proposal with Eagle Rock.

Mr. Mills and Mr. Smith held telephonic conference calls on April 23, 2015 and April 30, 2015, to discuss the status of Vanguard’s due diligence on Eagle Rock and on Eagle Rock’s financial projections. Thereafter, Mr. Mills requested that Mr. Smith provide Eagle Rock with Vanguard’s updated financial projections and reserve information. On April 24, 2015, Vanguard delivered two versions of its financial projections (one that included the LRE business and one that excluded the LRE business), as well as other reserve information, to Eagle Rock.

On April 29, 2015, the Vanguard Board held a meeting at which representatives of Wells Fargo Securities and Vanguard management were present. At the request of the Vanguard Board, representatives of Wells Fargo Securities reviewed and discussed their preliminary financial analyses with respect to Vanguard, Eagle Rock and the proposed merger with the Vanguard Board. After such meeting, Vanguard sent its first quarter 2015 board packet to Eagle Rock.

On May 4, 2015, Mr. Smith called Mr. Mills and advised him that Vanguard was working on a proposal regarding the potential merger. Later that day, Mr. Smith and Mr. Robert met with LRE management regarding matters related to the LRE merger and, after such meeting, Mr. Smith and Mr. Robert advised Charlie Adcock, co-Chief Executive Officer of LRE, of a potential transaction for which Vanguard would need LRE’s consent. Mr. Smith and Mr. Robert did not provide any details regarding the potential Eagle Rock merger to Mr. Adcock at that time.

On May 5, 2015, Mark S. Carnes, Director — Acquisitions of Vanguard, presented his due diligence findings regarding Eagle Rock’s reserves and drilling program to members of Vanguard management.

On May 6, 2015, the Vanguard Board held a meeting at which representatives of Wells Fargo Securities were present to discuss the terms of the offer to be presented to Eagle Rock. At such meeting, the Vanguard Board reviewed a summary of the proposed merger agreement and a presentation on the Vanguard Board’s fiduciary duties regarding the potential merger transaction prepared by Paul Hastings.

On May 6, 2015, after the Vanguard Board meeting, Vanguard sent Eagle Rock a written proposal to acquire all of the outstanding common units of Eagle Rock in a unit-for-unit transaction at an exchange ratio of 0.175 Vanguard common units for each Eagle Rock common unit, representing a 20% premium to the prior day’s closing price. Vanguard also included a proposed draft merger agreement that had been prepared by Paul Hastings. The proposed draft merger agreement was based on the LRE merger agreement, which Vanguard had in turn based in part on the proposed merger agreement that Eagle Rock and Vanguard had been negotiating when the parties suspended discussions in October 2014. The proposal also indicated that Vanguard’s entry into the merger agreement would be subject to the prior written consent of LRE, as required under the LRE merger agreement.

On May 7, 2015, Mr. Smith called Mr. Mills to review the proposal letter and answer any questions that Mr. Mills may have. After such call, Mr. Smith requested initial drafts of the voting and support and registration rights agreements, which Vanguard provided to Eagle Rock that same day.

On May 7, 2015, at Mr. Smith’s request, Paul Hastings delivered to Vinson & Elkins and Eagle Rock initial drafts of the proposed voting and support agreement and registration rights agreement for the NGP Parties. Eagle Rock subsequently delivered such draft agreements to the NGP Parties and their internal counsel. In addition, Mr. Smith also requested a current draft of the S-4 related to the LRE merger and certain other information related to the LRE merger. Within the next week, Vanguard provided Eagle Rock with a draft of the S-4 related to the LRE merger and facilitated Eagle Rock’s requests for other information. On May 7, 2015, Mr. Mills and Mr. Smith held a conference call to discuss the proposed terms and assumptions and to clarify timing and due diligence expectations and requirements. Mr. Mills delivered the written proposal to the Eagle Rock Board on the same day for their consideration.

On May 9, 2015, the Eagle Rock Board held a telephonic meeting attended by members of Eagle Rock senior management and representatives of Evercore and Vinson & Elkins. Mr. Mills summarized for the Eagle Rock Board the details surrounding Vanguard’s unsolicited merger proposal, noting that Vanguard had offered to acquire all of the equity of Eagle Rock, in exchange for Vanguard common units at a ratio of 0.175 Vanguard common units per Eagle Rock common unit. Mr. Mills and Evercore next updated the Eagle Rock Board on the status of the alternative transactions discussed at the April 21, 2015 meeting (including, in particular, the discussions with Company G, Company L and Company N). Mr. Mills and Evercore walked through each potential transaction, discussing the likelihood of execution, the current state of evaluation of each option, as well as the timeline related to each potential option. Evercore then presented an overview of the proposed transaction and a financial analysis of the proposed transaction (both with and without LRE) based on Vanguard’s projections and publicly available information, as well as an analysis of Eagle Rock on a stand-alone basis (based on “unrisked” Eagle Rock projections supplied to Vanguard). Members of the Eagle Rock Board asked questions about Vanguard, its operations, industry reputation, the assumptions made in compiling its projections, the reasons for its recent acquisitions and management’s estimation of Vanguard’s management team. Members of the Eagle Rock Board also asked questions of management and Evercore with respect to the comparison of the Vanguard proposal to other strategic opportunities or a hypothetical acquisition. Eagle Rock management, along with representatives of Evercore, addressed the Eagle Rock Board’s questions.

Members of the Eagle Rock Board asked management and Evercore whether further marketing of Eagle Rock, or its assets, would likely result in a competing proposal or an increased offer price. Management and Evercore reviewed with the Eagle Rock Board the marketing process undertaken in 2013, as well as more recent discussions with potential acquirers (including Company B and Company H), noting that the industry had active knowledge of Eagle Rock’s continued interest in a combination transaction and that the additional marketing would therefore not likely result in potential acquirers contacting Eagle Rock. The Eagle Rock Board and Evercore further discussed industry consolidation and merger activity generally, and Evercore reviewed a list of potential acquirers of Eagle Rock (including Company H), noting whether each had already considered Eagle Rock and noting for each potential acquirer its financial or strategic ability to pursue a possible transaction. Vinson & Elkins also summarized for the Eagle Rock Board the deal protection measures proposed by Vanguard in the draft merger agreement accompanying its proposal and the impact of such provisions on an interested party seeking to make a superior proposal for Eagle Rock after public announcement of a potential transaction between Eagle Rock and Vanguard.

Vinson & Elkins next advised the Eagle Rock Board on its duties in connection with the review of the Vanguard proposal. The Eagle Rock Board further reviewed the results of conflicts questionnaires that had been previously distributed to the Eagle Rock Board and senior officers, noting each Board member’s ownership in equity securities that could potentially be perceived as a conflict, and the exact monetary value of such ownership positions, and noting that no actual conflicts had been disclosed and that the value of equity held in potential counterparties was immaterial. Following the discussion of the results of the questionnaires, the Eagle Rock Board was also informed that Evercore had no conflict with Vanguard or other potential strategic transaction counterparties.

Following extensive discussion, the Eagle Rock Board instructed Eagle Rock management to continue their efforts with respect to the other potential strategic transaction alternatives and discussed the negotiation strategy with respect to the Vanguard offer. The Eagle Rock Board instructed management to work with Evercore to provide the Eagle Rock Board additional stand-alone projections using Eagle Rock’s “risked” budget case (in addition to the “unrisked” case that had been furnished to Vanguard) and an acquisition case built on those projections. The Eagle Rock Board instructed management to work with Evercore to provide the Eagle Rock Board additional information regarding net asset value of Eagle Rock, as well as a cost-of-capital analysis for Eagle Rock and the pro forma potential Eagle Rock-Vanguard or Eagle Rock-LRE-Vanguard entity. The Eagle Rock Board determined to hold another meeting once such additional information had been compiled, distributed and considered, and also determined to provide further instruction at that time to Eagle Rock management regarding potential further negotiation with Vanguard.

In the subsequent days, Eagle Rock management worked with Evercore to develop such additional requested analyses. On May 11, 2015, Mr. Mills advised Mr. Smith telephonically that the Eagle Rock Board requested additional analysis from the management team and Evercore before determining whether to engage in negotiations with Vanguard.

On May 11, 2015, Mr. Smith and Mr. Robert had a call with Mr. Adcock regarding the potential merger and disclosed the details of the offer letter delivered on May 6, 2015. In addition, Vanguard provided LRE with a draft letter agreement (the “LRE Consent”) providing for LRE’s consent to the merger that had been prepared by Paul Hastings.

On May 12, 2015, the Eagle Rock Board held a telephonic meeting attended by members of Eagle Rock senior management and representatives of Evercore and Vinson & Elkins. Evercore presented the Eagle Rock Board with an updated financial analysis of the proposed transaction with Vanguard. Representatives of Eagle Rock management also presented a summary of its historical and current business and legal due diligence up to that point on both Vanguard and LRE, noting that Vanguard had supplied a preliminary draft of the proposed registration statement for the LRE merger and that Eagle Rock had circulated such draft to the Eagle Rock Board in advance of the meeting. Following discussion, the Eagle Rock Board authorized Mr. Mills to contact Mr. Smith to indicate that Eagle Rock was interested in the transaction, to negotiate an increase in the exchange ratio of up to 0.185, to seek an appointment of one of the Eagle Rock directors to the Vanguard Board and to either reconsider the transaction structure to remove the need for a Vanguard unitholder vote or provide Eagle Rock with an adequate remedy in the event that Vanguard unitholders failed to approve the Vanguard common units issuance.

That evening, Mr. Mills called Mr. Smith and advised him that Eagle Rock was prepared to accept an exchange ratio of 0.185 Vanguard common units for each Eagle Rock common unit, subject to confirmatory due diligence and negotiation of acceptable definitive agreements, including a solution to the need for a Vanguard unitholder vote requirement, and Vanguard’s willingness to appoint a director nominated by Eagle Rock to the combined company board. Mr. Smith advised Mr. Mills that he would consult the Vanguard Board and respond to Mr. Mills the next day. Mr. Mills also informed Mr. Smith that any negotiations regarding the voting agreement and registration rights agreement with the NGP Parties should be conducted under a separate confidentiality agreement and directly with the NGP Parties. Later that same day, members of LRE management called Mr. Robert to discuss the LRE Consent and inform Mr. Robert that the LRE board of directors was considering obtaining an updated fairness opinion that accounts for the merger in addition to the LRE merger. Over the course of the next twenty-four hours, LRE confirmed that the LRE Board intended to obtain a revised fairness opinion and the parties discussed the timing and diligence requirements for LRE obtaining such opinion.

On May 13, 2015, Vanguard management and members of Wells Fargo Securities and Paul Hastings had a call to discuss Eagle Rock’s counterproposal. At that meeting Wells Fargo Securities reviewed and discussed its preliminary financial analyses with respect to Vanguard, Eagle Rock and the proposed merger. After such call, on the morning of May 13, 2015, Mr. Smith sent an e-mail to Mr. Mills in which he proposed an exchange ratio of 0.180 Vanguard common units for each Eagle Rock common unit, representing a 22% premium to the prior day’s closing price, but was unwilling to appoint an Eagle Rock-nominated director to the Vanguard Board. During such call, Mr. Smith and Mr. Mills also agreed that their respective counsel would reach out to the NGP Parties’ counsel to address any comments on the voting agreement and registration rights agreement. Separately, Mr. Robert advised Mr. Mills that Vanguard had advised LRE of the potential transaction and that LRE was prepared to begin its due diligence of Eagle Rock to determine whether LRE would consent to the potential transaction. As LRE and Eagle Rock had previously entered into a mutual non-disclosure agreement in connection with LRE’s own review of strategic alternatives, Eagle Rock executed an acknowledgment, countersigned by LRE, to memorialize the understanding that LRE’s review of Eagle Rock and Eagle Rock’s review of LRE were subject to such existing non-disclosure agreement.

Later that afternoon, the Eagle Rock Board held a telephonic meeting attended by members of Eagle Rock senior management and representatives of Evercore and Vinson & Elkins. Mr. Mills advised the Eagle Rock Board of his conversation with Mr. Smith the night before in which Mr. Mills made Eagle Rock’s counterproposal and Mr. Smith’s email response indicating that Vanguard was prepared to transact at an exchange ratio of 0.180 Vanguard common units for each Eagle Rock common unit but was unwilling to appoint an Eagle Rock-nominated director to the Vanguard Board. After discussion, the Eagle Rock Board authorized Mr. Mills to counter that Eagle Rock was willing to give up the board seat request if Vanguard would agree to Eagle Rock’s proposed exchange ratio of 0.185 Vanguard common units for each Eagle Rock common unit and a satisfactory remedy in the event that Vanguard unitholders failed to approve the Vanguard common units issuance, and Mr. Mills called Mr. Smith to present such proposal.

On May 14, 2015, in a conversation with Mr. Mills, after internal discussion at Vanguard, Mr. Smith and Mr. Robert agreed to Eagle Rock’s proposed exchange ratio of 0.185 Vanguard common units for each Eagle Rock common unit, representing a 23% premium to the prior day’s closing price, subject to Eagle Rock withdrawing its request for board representation. Mr. Robert communicated with the Vanguard Board regarding the status of the transaction and to provide notice of a special board meeting to be held the following week. Vanguard also informed LRE of the agreed exchange ratio and discussed the further diligence items needed for LRE’s financial advisors to render updated fairness opinions. Later that day, Vinson & Elkins circulated a revised draft of the merger agreement to Paul Hastings. Among other things, the markup of the merger agreement (1) reduced the proposed termination fee payable by Eagle Rock from 3% to 2% of Eagle Rock’s equity value, (2) introduced a reimbursement amount payable by Vanguard in the event its unitholders failed to approve the Vanguard common unit issuance, (3) added a requirement that Vanguard take all actions necessary, proper or advisable for purpose of obtaining a quorum at the Vanguard unitholder meeting and securing the required Vanguard unitholder vote, (4) extended the outside date from December 31, 2015 to January 31, 2016, (5) added certain limitations on the ability of Vanguard to make large acquisitions, incur debt or amend the LRE merger agreement during the pendency of the transaction, (6) limited the obligations on Eagle Rock to provide assistance to Vanguard and its representatives in connection with obtaining financing and (7) limited certain of the deal protection provisions.

On May 14 and 15, 2015, Eagle Rock management and Vanguard management discussed potential ways to restructure the transaction in a manner that would not require a Vanguard unitholder vote, including adding cash or a participating preferred security to the consideration. These options were dismissed by the parties because the cash required would be too significant and would not allow Eagle Rock unitholders, to as great an extent, to participate in the combined entity nor afford them as favorable of tax treatment, and the preferred security would add too much complexity to the transaction and would be less liquid than Vanguard common units. Also, beginning May 14, 2015, the managements of Eagle Rock, Vanguard and LRE, with the assistance of their legal and financial advisors, engaged in additional conference calls to gather additional information regarding the other parties to the proposed merger.

The Eagle Rock Board determined that due to Vanguard’s request for (1) a voting and support agreement from the NGP Parties and Eagle Rock and (2) a limited waiver from Eagle Rock of the existing voting agreement between NGP VIII and Eagle Rock pursuant to which NGP VIII and its affiliates are required to vote their Eagle Rock common units that are subject to the existing voting agreement in the same proportion as the public unitholders of Eagle Rock, a potential conflict may exist between the NGP Parties, on the one hand, and the interest of Eagle Rock and the unaffiliated holders of common units of Eagle Rock, on the other hand, in connection with the limited waiver and the voting and support agreement. Given the potential for such conflicts, on May 15, 2015, the Eagle Rock Board delegated authority to the Eagle Rock Conflicts Committee to, among other things, review, evaluate and make recommendations to the Eagle Rock Board with respect to the limited waiver and the voting and support agreement. In addition, on May 15, 2015, the NGP Parties entered into confidentiality agreements with each of Vanguard and LRE, and Eagle Rock entered into acknowledgements with each of Vanguard and LRE to enable Eagle Rock to disclose information to the NGP Parties.

On May 15, 2015, a representative of Vinson & Elkins and a representative of Paul Hastings spoke regarding the May 14 revised draft of the merger agreement and Eagle Rock’s concerns regarding the need for a Vanguard unitholder vote. That afternoon, Paul Hastings delivered to Vinson & Elkins a revised draft of the merger agreement. The proposed changes related primarily to conforming the merger agreement to the LRE merger agreement. In addition, among other things, the markup (1) rejected Eagle Rock’s proposed reimbursement amount and instead proposed that in the event of a failure to obtain the Vanguard unitholder vote, Vanguard would pay Eagle Rock’s expenses, up to a cap of 0.5% of Eagle Rock’s equity value, or roughly $2.3 million, (2) reaffirmed its prior request for a termination fee of 3% of Eagle Rock’s equity value, (3) rejected Eagle Rock’s proposed limitations on the ability of Vanguard to make large acquisitions or incur debt during the pendency of the transaction, (4) reaffirmed Vanguard’s proposed obligations on Eagle Rock to provide assistance to Vanguard and its representatives in connection with obtaining financing and (5) generally returned to its original positions on the deal protection provisions.

On May 17, 2015, representatives of Eagle Rock, Vanguard, Vinson & Elkins and Paul Hastings held a meeting at the offices of Vanguard in Houston to discuss the outstanding issues with respect to the draft merger agreement. At this meeting, Eagle Rock reaffirmed its proposal that Vanguard pay Eagle Rock a $20 million reimbursement amount in the event the Vanguard unitholders failed to approve the Vanguard common unit issuance. Vanguard noted that it would likely be willing to accept a reimbursement amount so long as such amount was equal to the termination fee payable by Eagle Rock in the event the merger agreement is terminated because of a superior proposal or a change in the Eagle Rock Board’s recommendation. In addition, the parties generally resolved many of the other outstanding issues, including, among other things, (1) making certain modifications to the deal protection provisions, (2) that Vanguard would be restricted in making certain acquisitions during the pendency of the transaction and (3) that Eagle Rock would agree to the obligations to provide assistance with financing as proposed by Vanguard, subject to the agreement by Vanguard that Eagle Rock’s compliance with such covenant would not be a closing condition.

On May 18, 2015, Mr. Smith telephoned Mr. Mills and a representative of Paul Hastings separately telephoned a representative of Vinson & Elkins to confirm that Vanguard was willing to agree to reciprocal termination fees, but would not agree to a higher termination fee (if Vanguard unitholders failed to approve the Vanguard common unit issuance) than the termination fee required of Eagle Rock in a superior proposal or change of recommendation context. That day, the Eagle Rock Board held a telephonic meeting. At the request of the Eagle Rock Board, representatives of Vinson & Elkins, Evercore, Richards Layton and Potter Anderson also attended. Representatives of Eagle Rock management provided an update on the status of its negotiations with Vanguard, the LRE Consent and its business and legal due diligence efforts with respect to both Vanguard and LRE. In addition, the Eagle Rock Board discussed Vanguard’s proposal that the termination fee payable by Vanguard in the event of its failure to obtain the required Vanguard unitholder vote be equal to the termination fee payable by Eagle Rock in the event of a termination because of a superior proposal or a change in recommendation, and, if accepted, the appropriate size of such fee. After an extensive discussion, the Eagle Rock Board directed Mr. Mills to propose a $20 million “reciprocal” termination fee. Mr. Mills immediately called Mr. Smith and made the proposal for a $20 million “reciprocal” termination fee. Mr. Smith advised that he would consider the proposal with the Vanguard Board.

Following the Eagle Rock Board meeting, Vinson & Elkins delivered a revised draft of the merger agreement, reflecting the positions agreed to by the parties at the May 17, 2015 meeting and proposing a “reciprocal” $20 million termination fee, payable by Vanguard in the event of a failure to obtain the required Vanguard unitholder vote, and payable by Eagle Rock in the event of a termination because of a superior proposal or a change in the Eagle Rock Board’s recommendation.

Later in the day, Paul Hastings circulated a revised draft of the merger agreement, accepting the $20 million “reciprocal” termination fee. Over the next two days, Vinson & Elkins and Paul Hastings, with input from the management teams of Eagle Rock and Vanguard, respectively, finalized the merger agreement. Each revised draft of the merger agreement, including marked versions to show changes, was promptly sent to the Eagle Rock Board.

That evening, Akin Gump Strauss Hauer & Feld LLP, counsel to the NGP Parties (“Akin Gump”) delivered to Vinson & Elkins its proposed revisions to the Paul Hastings draft of the voting and support agreement and the registration rights agreement. Vinson & Elkins provided to Akin Gump additional comments on behalf of Eagle Rock on the voting and support agreement to be included in Akin Gump’s proposed revisions.

On May 19, 2015, the Vanguard Board held a special meeting at which representatives of Paul Hastings and Wells Fargo Securities were present. At that meeting, Paul Hastings reviewed with the Vanguard Board the terms of the substantially final merger agreement, the presentation summarizing the Vanguard Board’s fiduciary duties and the responsibilities of the Vanguard Board under Delaware law, and discussed the contractual standards applicable to the transaction pursuant to Vanguard’s limited liability company agreement. After further discussion, the Vanguard Board agreed to reconvene once the LRE Consent had been executed.

On May 19, 2015, the Eagle Rock Conflicts Committee held a telephonic meeting with representatives of Potter Anderson. Potter Anderson reviewed with the Eagle Rock Conflicts Committee its mandate in connection with the request for the limited waiver and voting and support agreement between the NGP Parties and Vanguard, and the duties of the Eagle Rock Conflicts Committee to act in the best interest of Eagle Rock and its unitholders other than NGP VIII and its affiliates. Potter Anderson reviewed with the committee members the terms of the existing voting agreement between NGP VIII and Eagle Rock, and the current drafts of the proposed voting and support agreement (which included the limited waiver in its terms) and the registration rights agreement.

Later, on May 19, 2015, Akin Gump delivered revised drafts of the voting and support agreement and registration rights agreement to Paul Hastings, with a copy to Vinson & Elkins and a representative of Eagle Rock management. Over the next two days, Paul Hastings (with input from Vanguard), Andrews Kurth LLP, counsel to LRE (“Andrews Kurth”) (with input from LRE), Akin Gump (with input from the NGP Parties) and Vinson & Elkins (with input from Eagle Rock, Potter Anderson and Richards Layton) finalized these agreements and revised the voting and support agreement that had been executed in connection with the LRE merger to be consistent with the draft agreements executed in connection with the merger.

Later in the day, on May 19, 2015, Andrews Kurth delivered to Paul Hastings a revised draft of the proposed LRE Consent. Paul Hastings sent the Andrews Kurth draft of the LRE Consent to Vinson & Elkins. Later that evening, Vinson & Elkins, on behalf of Eagle Rock, proposed revisions to the LRE Consent. Over the next two days, Vinson & Elkins, Paul Hastings and Andrews Kurth finalized the LRE Consent.

On May 20, 2015, the Eagle Rock Board held a telephonic meeting. At the request of the Eagle Rock Board, representatives of Vinson & Elkins, Evercore, Richards Layton and Potter Anderson also attended. At the request of the Eagle Rock Board, representatives of Vinson & Elkins presented a summary of the key terms of the merger agreement and related agreements and reminded the Eagle Rock Board of its applicable duties. In addition, representatives of Evercore provided the Eagle Rock Board with an in-depth analysis of the proposed transaction and the methodologies undertaken by Evercore in connection with its evaluation of the fairness, from a financial point of view, of the proposed exchange ratio in the merger.

That afternoon and evening, members of the Eagle Rock Board and management further reviewed and analyzed the Evercore materials and requested a follow-up meeting with Evercore and the legal advisers to be held the next morning.

On the morning of May 21, 2015, the LRE board of directors held a meeting and determined to issue the LRE Consent in the event that Vanguard and Eagle Rock were prepared to enter into the merger agreement.

Also on the morning of May 21, 2015, the Eagle Rock Board held a telephonic meeting. At the request of the Eagle Rock Board, representatives of Vinson & Elkins, Evercore, Richards Layton and Potter Anderson also attended. The purpose of the meeting was to give the Eagle Rock Board the opportunity to ask follow-up questions to representatives of Evercore concerning Evercore’s financial analysis. During an extended discussion, representatives of Evercore responded to numerous director questions regarding the financial analysis that Evercore had presented to the Eagle Rock Board on May 20, 2015.

One of several topics discussed at the May 21, 2015 meeting was the valuation ranges implied using the discounted cash flow analysis. In this regard, Evercore described the differences between a discounted cash flow analysis and a net asset valuation analysis, which is based on projected cash flows and capital expenditures for the life of a company’s assets. Evercore explained that a discounted cash flow valuation analysis is based on the present value of a company’s projected future cash flows for only a five year period and a terminal value at the end of that period. The terminal value is based on a range of Adjusted EBITDA multiples and perpetuity growth rates applied to those five-year cash flows. Evercore explained that the terminal value calculations for Eagle Rock and Vanguard assume a similar future growth profile for Eagle Rock and Vanguard even though Vanguard currently has a longer drilling inventory than Eagle Rock does. Evercore informed the Eagle Rock Board that because implied terminal values can have a significant impact on discounted cash flow valuations, the discounted cash flow analysis therefore had certain limitations as a valuation methodology for Eagle Rock as compared to Vanguard.

At the May 21, 2015 meeting, the Eagle Rock Board also requested a management update on the status of the alternative strategic options and, after receiving that update and extensive discussion, the Eagle Rock Board determined that the alternative strategic options had higher execution and consummation risk than the potential merger proposal from Vanguard.

Immediately following the meeting, the Eagle Rock Conflicts Committee held a telephonic meeting attended by representatives of Potter Anderson, in order to discuss the limited waiver and the voting and support agreement, in the context of the entire proposed transaction with Vanguard, and in light of the advice received by the Eagle Rock Board from Evercore and the discussion and evaluation of the proposed transaction with Eagle Rock management and its legal and financial advisors. Among other things, the Eagle Rock Conflicts Committee discussed aspects of the transaction that supported the granting of the limited waiver and approval of the voting and support agreement, including the anticipated benefits of the merger, that the voting and support agreement and the limited waiver were requested by Vanguard, that the NGP Parties will receive the same merger consideration as the public unitholders of Eagle Rock, that the NGP Parties will not receive any other benefit not shared by the other unitholders other than the proposed registration rights agreement, that the limited waiver contained in the voting and support agreement will not apply if the voting and support agreement is amended, modified or terminated, that the voting and support agreement will terminate upon termination of the merger agreement (including in order for Eagle Rock to accept a superior proposal), a change of recommendation by the Eagle Rock Board, or an amendment to the merger agreement that is materially adverse to the unitholders, the proportionate ownership of Eagle Rock units by the NGP Parties and the fact that the NGP Parties will not control the outcome of the vote of the Eagle Rock unitholders.

Also following the meeting, Vinson & Elkins (with input from Eagle Rock, Potter Anderson and Richards Layton), Paul Hastings (with input from Vanguard), Akin Gump (with input from the NGP Parties) and Andrews Kurth (with input from LRE) finalized the definitive documentation.

Later that same day, the Eagle Rock Board held another telephonic meeting. At the request of the Eagle Rock Board, representatives of Vinson & Elkins, Evercore, Richards Layton and Potter Anderson also attended. Evercore addressed some questions raised during the morning board meeting and confirmed that it was in a position to render a fairness opinion if one were to be requested. The meeting was then adjourned to allow the Eagle Rock Conflicts Committee to meet to address the request for the limited waiver to enable the NGP Parties to enter into the voting and support agreement.

The Eagle Rock Conflicts Committee then met telephonically, with representatives of Potter Anderson also attending, and after discussion, the Eagle Rock Conflicts Committee unanimously determined (and each member confirmed his or her subjective view) that the limited waiver and the voting and support agreement were in the best interests of Eagle Rock and its unitholders other than NGP VIII and its affiliates, and the Eagle Rock Conflicts Committee unanimously resolved to approve and recommend that the Eagle Rock Board approve the limited waiver and the voting and support agreement.

The Eagle Rock Board then reconvened its meeting. At the request of the Eagle Rock Board, the Eagle Rock Conflicts Committee reported its determination (and each member’s subjective view) that the limited waiver and the voting and support agreement were in the best interests of Eagle Rock and its unitholders unaffiliated with NGP VIII, its approval of the same and its recommendation that the Eagle Rock Board approve the same. At the request of the Eagle Rock Board, Evercore then rendered its oral opinion to the Eagle Rock Board (which was subsequently confirmed in writing by delivery of Evercore’s written opinion addressed to the Eagle Rock Board dated May 21, 2015) to the effect that, as of May 21, 2015 and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the exchange ratio was fair, from a financial point of view, to the holders of each outstanding Eagle Rock common unit (other than those Eagle Rock common units held by Eagle Rock, Vanguard or their respective wholly owned subsidiaries). On the basis of the Eagle Rock Conflicts Committee recommendation, the Eagle Rock Board approved the limited waiver and the voting and support agreement and authorized the execution and delivery of the voting and support agreement. The Eagle Rock Board further unanimously determined (and each director confirmed his or her subjective view) that the merger agreement, the merger and the other transactions contemplated by the merger agreement were in the best interests of Eagle Rock and its unitholders and advisable in all respects, and the Eagle Rock Board unanimously declared it advisable to enter into the merger agreement and approved the execution, delivery and performance of the merger agreement and the transactions contemplated thereby.

In the afternoon of May 21, 2015, the Vanguard Board held a special meeting, which was attended by representatives from Wells Fargo Securities and Paul Hastings. Mr. Smith and Mr. Robert updated the board of directors regarding the voting and support agreements, registration rights agreements and LRE Consent. At the request of the Vanguard Board, representatives of Wells Fargo Securities then reviewed and discussed Wells Fargo Securities’ financial analyses with respect to Vanguard, Eagle Rock and the proposed merger. Thereafter, at the request of the Vanguard Board, Wells Fargo Securities rendered its oral opinion to the Vanguard Board (which was subsequently confirmed in writing by delivery of Wells Fargo Securities’ written opinion addressed to the Vanguard Board dated May 21, 2015), as to, as of May 21, 2015, the fairness, from a financial point of view, to Vanguard of the exchange ratio in the merger pursuant to the Merger Agreement. Paul Hastings then confirmed that there had been no material changes to the merger agreement since the last board meeting. The Vanguard Board thereafter approved the proposed merger with Eagle Rock at an exchange ratio of 0.185x and unanimously determined that the merger agreement, the issuance of additional units in connection therewith and the related documents to be entered into by Vanguard in connection therewith were advisable and in the best interests of Vanguard and the unaffiliated holders of Vanguard common units, approved the merger agreement and the merger.

After the close of market trading on May 21, 2015, Vanguard management and Eagle Rock management executed the transaction documents and the parties issued a joint press release announcing the merger.

Recommendation of the Vanguard Board and Its Reasons for the Merger

Vanguard believes the merger, with or without the LRE merger, will create enhanced long-term value for its unitholders. The Vanguard Board, with the assistance of its legal and financial advisors, considered many factors in making its determination and approving the merger agreement and the transactions contemplated thereby, including the following key benefits and risks.

Key strategic benefits and supporting factors include the following:

•	Long-Lived Assets. Eagle Rock’s assets represent a portfolio of long-life, low-decline, mature oil and natural gas exploration and production assets that are well-suited for Vanguard’s upstream master limited partnership model and its stated corporate strategy to grow via accretive acquisitions. Vanguard believes these assets will provide consistent and predictable cash flow volumes that will enable Vanguard to continue to make consistent monthly cash distributions to its unitholders and, over time, improve equity valuation.
•	Additional Scale and Efficiencies in East Texas and Permian Basins and a New Operating Platform in the SCOOP/STACK Play in the Anadarko Basin. Eagle Rock’s assets add additional scale in two prolific oil and gas producing regions where Vanguard currently operates — the Gulf Coast basin in East Texas and the Permian Basin in West Texas and Southeast New Mexico. As a result, upon the completion of the merger, Vanguard and its subsidiaries will have a larger asset base in these regions that Vanguard believes will permit more efficient operations and reduce per unit field expenses. In addition, Eagle Rock’s assets provide a new operating platform in the prolific SCOOP and STACK plays in the Anadarko Basin in Oklahoma, further expanding Vanguard’s operating reach.
•	Scale of Operations. Vanguard believes that the combined business (with or without the completion of the LRE merger) will permit it to compete more effectively and facilitate future development projects and acquisitions through increased cash flow and lower cost of capital investment in the current reduced commodity price environment. As a result of this larger size, Vanguard should be able to consider and more effectively pursue additional types of opportunities, including acquisitions and financing alternatives. In addition, Vanguard expects the combined business (with or without the completion of the LRE merger) to realize substantial operating and administrative synergies.
•	Balanced Product Mix. Eagle Rock’s assets represent a balanced production and reserves product mix of 21% oil, 53% natural gas and 26% NGLs that Vanguard believes provides an advantage in light of the better expected profit margins for oil and NGLs production than natural gas production as reflected in the short-term and long-term market prices for oil versus natural gas.
•	Ability to Attract Experienced Personnel. Vanguard expects to be able to attract and retain experienced personnel from Eagle Rock to expand Vanguard’s existing employee base and efficiently operate the combined business.
•	Financial Ratios and Credit Rating. Vanguard expects to improve a number of its financial ratios commonly used to assess its credit rating. The predominantly unit-for-unit nature of the transaction and Eagle Rock’s low leverage are expected to allow Vanguard to reduce leverage and strengthen its balance sheet. In addition, because size is a key contributor to credit ratings for oil and natural gas exploration and production companies, increased scale could result in improved credit ratings for the combined entity, in particular if both the merger and the LRE merger are consummated.
•	Wells Fargo Securities Financial Analysis and Opinion. The financial analysis reviewed by Wells Fargo Securities with the Vanguard Board and the oral opinion of Wells Fargo Securities to the Vanguard Board (which was subsequently confirmed in writing by delivery of Wells Fargo Securities’ written opinion addressed to the Vanguard Board dated May 21, 2015), as to, as of May 21, 2015, the fairness, from a financial point of view, to Vanguard of the exchange ratio in the merger pursuant to the merger agreement.

Potential risks and certain other countervailing factors include the following:

•	Implied Value of Merger Consideration. That the implied value of the merger consideration represented a 24.5% premium over the closing price of Eagle Rock common units on May 21, 2015.
•	Transaction Completion Risks. The risks and contingencies relating to the announcement and pendency of the merger and the LRE merger and the risks and costs to Vanguard if the closing of either the merger or the LRE merger is not completed timely, or if either the merger or the LRE merger does not close at all, including the potential impact on Vanguard’s relationships with employees and third parties.
•	Issuance of Common Units. That because Vanguard will be issuing new common units to Eagle Rock common unitholders in the merger, and potentially to LRE common unitholders in the LRE merger, each outstanding Vanguard common unit immediately prior to the merger will represent a smaller percentage of Vanguard’s total common units after the merger and/or the LRE merger.
•	Operations and Integration; Costs. The risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters while working to complete the merger and the LRE merger and successfully integrate the companies and the fact that substantial transaction costs will be incurred in connection with the merger and LRE merger.
•	Litigation. The fact that litigation has occurred in connection with the merger and that such litigation could increase costs and result in a diversion of management focus. See “— Litigation Relating to the Merger.”

The explanation of the reasoning of Vanguard and certain information presented in this section are forward-looking in nature and, therefore, this section should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

The Vanguard Board believes that, overall, the potential benefits of the merger to Vanguard and its unitholders outweigh the risks considered by the Vanguard Board and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the Vanguard common unit issuance, are advisable to and in the best interests of Vanguard and its unitholders. Accordingly, the Vanguard Board unanimously approved the merger agreement and recommends that the Vanguard common unitholders and class B unitholders, voting together as a single class, present in person or represented by proxy, entitled to vote on the proposal and actually voting at the annual meeting, vote “FOR” the Vanguard common unit issuance and the other proposals set forth in the notice of meeting.

Opinion of the Financial Advisor to Vanguard

On May 21, 2015, Wells Fargo Securities rendered its oral opinion to the Vanguard Board (which was confirmed in writing by delivery of Wells Fargo Securities’ written opinion addressed to the Vanguard Board dated May 21, 2015), as to, as of May 21, 2015, the fairness, from a financial point of view, to Vanguard of the exchange ratio in the merger pursuant to the merger agreement.

Wells Fargo Securities’ opinion was for the information of the Vanguard Board (in its capacity as such) in connection with its evaluation of the merger. Wells Fargo Securities’ opinion only addressed the fairness, from a financial point of view, to Vanguard of the exchange ratio in the merger pursuant to the merger agreement and did not address any other terms, aspects or implications of the merger or any agreements, arrangements or understandings entered into in connection therewith or otherwise. The summary of Wells Fargo Securities’ opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex C to this joint proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Wells Fargo Securities in connection with the preparation of its opinion. However, neither Wells Fargo Securities’ opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute, a recommendation as to or otherwise address how the members of the Vanguard Board, the holders of the Vanguard units or any other person should vote or act in respect to the merger or any related matter.

In arriving at its opinion, Wells Fargo Securities, among other things:

•	reviewed an execution copy, received by Wells Fargo Securities on May 21, 2015, of the merger agreement;
•	reviewed certain publicly available information relating to Vanguard and Eagle Rock;
•	reviewed certain business and financial information relating to the business, operations, financial condition and prospects of Eagle Rock, including financial forecasts, projections and estimates (and adjustments thereto to, among other things, give effect to the completion of Eagle Rock’s disposition (the “ETP Disposition”) of all of the common units (“ETP Units”) representing limited partnership interests in Energy Transfer Partners, L.P. (“ETP”) owned by Eagle Rock prior to the consummation of the merger) relating to the future financial performance of Eagle Rock as prepared by and provided to or discussed with Wells Fargo Securities by the management of Eagle Rock for the fiscal years ending 2015 through 2019 (the “Eagle Rock Projections”) and adjustments to the Eagle Rock Projections prepared and provided to Wells Fargo Securities by Vanguard management (the “Vanguard Projections for Eagle Rock”);
•	reviewed certain business and financial information relating to the business, operations, financial condition and prospects of Vanguard, including financial forecasts, projections and estimates (and adjustments thereto to, among other things, give effect to the consummation of the LRE merger prior to the consummation of the merger) relating to the future financial performance of Vanguard as prepared by and provided to or discussed with Wells Fargo Securities by the management of Vanguard for the fiscal years ending 2015 through 2019 (the “Vanguard Projections”);
•	reviewed certain oil, natural gas and natural gas liquids reserve reports prepared by Eagle Rock’s third-party oil, natural gas and natural gas liquids reserves consultants with respect to Eagle Rock’s proved oil, natural gas and natural gas liquids reserves (the “Eagle Rock Consultant’s Reserve Reports”) and adjustments thereto prepared and provided to or discussed with Wells Fargo Securities by Eagle Rock management (as so adjusted, the “Eagle Rock Reserves Information”);
•	reviewed certain oil, natural gas and natural gas liquids reserve reports prepared by Vanguard’s third-party oil, natural gas and natural gas liquids reserves consultants with respect to Vanguard’s proved oil, natural gas and natural gas liquids reserves (the “Vanguard Consultant’s Reserve Reports”), information prepared and provided to or discussed with Wells Fargo Securities by Vanguard management reflecting the views of Vanguard management with respect to Vanguard’s proved oil, natural gas and natural gas liquids reserves (the “Vanguard Reserves Information”) and adjustments to the Vanguard Reserves Information prepared and provided to or discussed with Wells Fargo Securities by Vanguard management to reflect, among other things, estimates of the oil, natural gas and natural gas liquids to be acquired by Vanguard upon consummation of the LRE merger based on certain oil, natural gas and natural gas liquids reserve reports prepared by LRE’s management with respect to the LRE’s proved oil, natural gas and natural gas liquids reserves (the “LRE Reserves Information” and as so adjusted by Vanguard Management, the “Vanguard Adjusted LRE Reserves Information” and, taken together with the Vanguard Reserves Information, the “Vanguard/LRE Reserves Information”);
•	reviewed certain publicly available market data regarding future oil, natural gas and natural gas liquids commodity pricing (collectively, including information regarding pricing differentials applicable to Eagle Rock’s proved oil, natural gas and natural gas liquids reserves, as provided by Eagle Rock management and information regarding pricing differentials applicable to Vanguard’s proved oil, natural gas and natural gas liquids reserves, as provided by Vanguard management, the “Oil and Gas Pricing Data”);
•	discussed with members of the managements of Eagle Rock and/or Vanguard (i) the business, operations, financial condition and prospects of Eagle Rock after giving effect to the consummation of the ETP Disposition and Vanguard after giving effect to the consummation of the LRE merger, (ii) Eagle Rock’s and Vanguard’s proved oil, natural gas and natural gas liquids reserves after giving effect to the consummation of the LRE merger and (iii) the merger;

•	compared certain business, financial and other information regarding Eagle Rock and Vanguard after giving effect to the consummation of the ETP Disposition and the LRE merger with publicly available business, financial and other information regarding certain companies with publicly traded equity securities that Wells Fargo Securities deemed relevant;
•	reviewed the publicly available financial terms of certain other business combinations and other transactions that Wells Fargo Securities deemed relevant;
•	reviewed the current and historical market prices and trading volumes of the Eagle Rock units and the Vanguard units; and
•	conducted such other financial studies, analyses and investigations and considered such other information and factors as Wells Fargo Securities deemed appropriate.

In connection with its review, Wells Fargo Securities assumed and relied upon the accuracy and completeness of all of the financial and other information provided or otherwise made available to it, discussed with or reviewed by it, or that was publicly available, and Wells Fargo Securities did not independently verify the accuracy or completeness of any such information. With respect to the Eagle Rock Projections, Wells Fargo Securities was advised by the management of Eagle Rock and Wells Fargo Securities assumed that they were reasonably prepared in good faith and reflected the best currently available estimates, judgments and assumptions of the management of Eagle Rock as to the future financial performance of Eagle Rock after giving effect to the consummation of the ETP Disposition. With respect to the Vanguard Projections for Eagle Rock, Wells Fargo Securities was advised by the management of Vanguard and Wells Fargo Securities assumed that they were reasonably prepared in good faith and reflected the best currently available estimates, judgments and assumptions of the management of Vanguard as to the future financial performance of Eagle Rock after giving effect to the consummation of the ETP Disposition. With respect to the Vanguard Projections, Wells Fargo Securities was advised by the management of Vanguard and Wells Fargo Securities assumed that they were reasonably prepared in good faith and reflected the best currently available estimates, judgments and assumptions of the management of Vanguard as to the future financial performance of Vanguard after giving effect to the consummation of the LRE merger. With respect to the Eagle Rock Consultant’s Reserve Reports that it reviewed, Wells Fargo Securities assumed that such reports were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of Eagle Rock’s third-party oil, natural gas and natural gas liquids reserves consultants and management of Eagle Rock as to Eagle Rock’s proved oil, natural gas and natural gas liquids reserves as of the date set forth in such report. With respect to the Vanguard Consultant’s Reserve Reports that it reviewed, Wells Fargo Securities assumed that such reports were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of Vanguard’s third-party oil, natural gas and natural gas liquids reserves consultants as to Vanguard’s proved oil, natural gas and natural gas liquids reserves as of the date set forth in such report. With respect to the Eagle Rock Reserves Information that it reviewed, Wells Fargo Securities was advised and assumed that such information was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Eagle Rock as to Eagle Rock’s proved oil, natural gas and natural gas liquids reserves. With respect to the Vanguard Reserves Information that it reviewed, Wells Fargo Securities was advised and assumed that such information was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Vanguard as to Vanguard’s proved oil, natural gas and natural gas liquids reserves. With respect to the LRE Reserves Information that it reviewed, Wells Fargo Securities assumed that such reports were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of LRE as to LRE’s proved oil, natural gas and natural gas liquids reserves. With respect to the Vanguard Adjusted LRE Reserves Information that it reviewed, Wells Fargo Securities was advised and assumed that such information was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Vanguard as to LRE’s proved oil, natural gas and natural gas liquids reserves. With respect to the Vanguard/LRE Reserves Information that it reviewed, Wells Fargo Securities was advised and assumed that such information was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Vanguard as to Vanguard’s proved oil, natural gas and natural gas liquids reserves after giving effect to the consummation of the LRE merger.

With Vanguard’s consent, Wells Fargo Securities assumed that the Vanguard Projections for Eagle Rock, the Vanguard Projections, the Eagle Rock Consultant’s Reserve Reports, the Eagle Rock Reserves Information, the Vanguard Consultant’s Reserve Report, the Vanguard Reserves Information, the Vanguard Adjusted LRE Reserves Information, the Vanguard/LRE Reserves Information and the Oil and Gas Pricing Data were a reasonable basis on which to evaluate Eagle Rock, Vanguard and the proposed merger and, at Vanguard’s direction, Wells Fargo Securities relied upon the Vanguard Projections for Eagle Rock, the Vanguard Projections, the Eagle Rock Consultant’s Reserve Reports, the Eagle Rock Reserves Information, the Vanguard Consultant’s Reserve Reports, the Vanguard Reserves Information, the Vanguard Adjusted LRE Reserves Information, the Vanguard/LRE Reserves Information and the Oil and Gas Pricing Data for purposes of Wells Fargo Securities’ analyses and opinion. Wells Fargo Securities assumed no responsibility for, and expressed no view as to, any such forecasts, projections, reserves information, pricing data or estimates or the judgments or assumptions upon which they were based. Wells Fargo Securities also assumed that there had been no material changes in the business, operations, financial condition and prospects of Eagle Rock or Vanguard since the respective dates of the most recent financial statements and other information provided to Wells Fargo Securities. In arriving at its opinion, Wells Fargo Securities did not conduct any physical inspection of any of the properties or assets and was not provided with any independent evaluations or appraisals of any of the assets or liabilities (contingent or otherwise) of Eagle Rock or Vanguard other than the reserves reports and reserves information described above.

In rendering its opinion, Wells Fargo Securities with Vanguard’s consent assumed that the final form of the merger agreement, when signed by the parties thereto, would not differ from the copy reviewed by it, that the LRE merger would be consummated prior to the merger and that the merger would be consummated in accordance with the merger agreement, in each case in compliance with all applicable laws, without waiver, modification or amendment of any terms or conditions, and that, in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the LRE merger or the merger, no delays, limitations, restrictions or conditions would be imposed that would have an adverse effect on Vanguard, Eagle Rock or the contemplated benefits of the LRE merger or the merger. In addition, Wells Fargo Securities relied upon, without independent verification (i) the assessments of the management of Vanguard with respect to Vanguard’s ability to integrate the businesses of Eagle Rock and Vanguard and (ii) the assessments of the management of Eagle Rock and Vanguard as to Eagle Rock’s and Vanguard’s existing technology and future capabilities with respect to the extraction of Eagle Rock’s, Vanguard’s and LRE’s oil, natural gas and natural gas liquids reserves and, with Vanguard’s consent, assumed that there had been no developments that would adversely affect such management’s views with respect to such technologies and capabilities. Vanguard advised Wells Fargo Securities and for purposes of Wells Fargo Securities’ analyses and opinion Wells Fargo Securities assumed that, for U.S. federal income tax purposes, the merger would treated as a contribution, as described in Section 721 of the Internal Revenue Code of 1986, as amended, of all of the assets of Eagle Rock to Vanguard in exchange for the merger consideration, the cash received in lieu of fractional Vanguard units and the assumption of liabilities. Wells Fargo Securities’ opinion was necessarily based on economic, market, financial and other conditions existing, and information made available to it, as of the date of the opinion. Although subsequent developments may affect its opinion, Wells Fargo Securities does not have any obligation to update, revise or reaffirm its opinion. In addition, as Vanguard was aware, the financial projections and estimates relating to the future financial performance of Eagle Rock and Vanguard that Wells Fargo Securities reviewed and relied upon reflected assumptions that the ETP Disposition and the LRE merger would be consummated prior to the consummation of the merger and certain assumptions regarding the oil, natural gas and natural gas liquids industry and certain commodity prices that were subject to significant volatility and that, if different than assumed, could have a material impact on Wells Fargo Securities’ analyses and opinion. Furthermore, as Vanguard was aware, the credit, financial and stock markets had experienced significant volatility and Wells Fargo Securities expressed no opinion or view as to any potential effects of such volatility on Eagle Rock, Vanguard, LRE or the merger.

Wells Fargo Securities’ opinion only addressed the fairness, from a financial point of view, to Vanguard of the exchange ratio in the merger pursuant to the merger agreement and, other than assuming the consummation of the ETP Disposition and the LRE merger, did not address any other terms, aspects or implications of the merger or any agreements, arrangements or understandings entered into in connection therewith or otherwise, including, without limitation, the terms or merits of the ETP Disposition and the LRE merger or, except as specifically contemplated by the Vanguard Projections for Eagle Rock or the Vanguard Projections, take into account any other transactions that may have been contemplated by the managements of Eagle Rock or Vanguard. Furthermore, Wells Fargo Securities’ opinion did not address (i) the appropriate capital structure of Vanguard after giving effect to the LRE merger and the merger or the amounts, types, classes and terms of the securities to be issued by Vanguard in the LRE merger or the merger, to finance the LRE merger or the merger or to finance or refinance the pro forma combined entity resulting from the merger, (ii) the dilutive or other pro forma effects of the LRE merger or the merger or the other transactions contemplated thereby on the existing security holders of Vanguard or (iii) the fairness (financial or otherwise) of the amount or nature of, or any other aspect relating to, any compensation to be received by any officers, directors or employees of any parties to the merger, or class of such persons, relative to the exchange ratio or otherwise. Wells Fargo Securities did not provide any opinion, counsel or interpretation as to matters that require legal, regulatory, accounting, insurance, tax, environmental or other similar professional advice including, without limitation, any advice regarding the amounts of any company’s oil, natural gas and natural gas liquids reserves, the riskings of such reserves or any other aspects of any company’s (including Eagle Rock’s, Vanguard’s and LRE’s) oil, natural gas and natural gas liquids reserves. Wells Fargo Securities assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Wells Fargo Securities, with Vanguard’s consent, relied upon the assessments of Eagle Rock, Vanguard and their advisors, as to all legal, regulatory, accounting, insurance, tax and environmental matters with respect to Eagle Rock, Vanguard, the ETP Disposition, the LRE merger and the merger. Wells Fargo Securities’ opinion did not address the merits of the underlying decision by the Vanguard Board or Vanguard to enter into the merger agreement or the relative merits of the merger as compared with alternative business strategies or transactions available to Vanguard or any other participant in the merger. Wells Fargo Securities’ opinion does not constitute a recommendation as to or otherwise address how the members of Vanguard Board, the holders of the Vanguard units or any other person should vote or act in respect of the merger or any related matter. Wells Fargo Securities did not express any opinion as to what the value of the Vanguard units actually would be when issued pursuant to the merger or the price or range of prices at which Eagle Rock units or Vanguard units could be purchased or sold at any time. Wells Fargo Securities assumed that the Vanguard units to be issued in the merger to the holders of Eagle Rock units would be listed on the NASDAQ.

Under the terms of its engagement, neither Wells Fargo Securities’ opinion nor any other advice or services rendered by it in connection with the merger or otherwise, should be construed as creating, and Wells Fargo Securities will not be deemed to have, any fiduciary, agency or similar duty to the Vanguard Board, Vanguard or Eagle Rock, any security holder or creditor of Vanguard, Eagle Rock or any other person, regardless of any prior or ongoing advice or relationships. Under the terms of its engagement, Wells Fargo Securities was retained by Vanguard as an independent contractor and the opinion and other advice rendered by Wells Fargo Securities were provided solely for the use and benefit of the Vanguard Board (in its capacity as such) in connection with its evaluation of the merger. As a matter of state law, Wells Fargo Securities believes the opinion and other advice of Wells Fargo Securities may not be used or relied upon by any other person without its prior written consent. See e.g., Joyce v. Morgan Stanley, 538 F.3d 797 (7th Cir. 2008), HA2003 Liquidating Trust v. Credit Suisse Secs. (USA) LLC, 517 F.3d 454 (7th Cir. 2008) and Collins v. Morgan Stanley Dean Witter, 224 F.3d 496 (5th Cir. 2000). By limiting the foregoing statement to matters of state law, Wells Fargo is not, and should not be deemed to be, admitting that Wells Fargo Securities has any liability to any persons with respect to its advice or opinion under the federal securities laws. Furthermore such statement is not intended to affect the rights and responsibilities of the Vanguard Board under governing state law or the federal securities laws. Any claims under the federal securities laws will be subject to adjudication by a court of competent jurisdiction.

In preparing its opinion to the Vanguard Board, Wells Fargo Securities performed a variety of analyses, including those described below. The summary of Wells Fargo Securities’ analyses is not a complete description of the analyses underlying Wells Fargo Securities’ opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Wells Fargo Securities’ opinion nor its underlying analyses is readily susceptible to summary description. Wells Fargo Securities arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Wells Fargo Securities believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Wells Fargo Securities’ analyses and opinion.

In performing its analyses, Wells Fargo Securities considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Wells Fargo Securities’ analyses for comparative purposes is identical to Vanguard, Eagle Rock or the proposed merger. As a consequence mathematical derivations (such as the mean and median) of financial data are not by themselves meaningful, and these analyses must take into account differences in the financial and operating characteristics of the selected companies with publicly traded securities and differences in the structure and timing of the selected transactions and other factors that could affect the public trading value and acquisition value of the companies considered. The financial analyses performed by Wells Fargo Securities were performed for analytical purposes only and are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Vanguard’s and Wells Fargo Securities’ control.

While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Wells Fargo Securities did not make separate or quantifiable judgments regarding individual analyses. Much of the information used in, and accordingly the results of, Wells Fargo Securities’ analyses are inherently subject to substantial uncertainty.

Wells Fargo Securities’ opinion was only one of many factors considered by the Vanguard Board in evaluating the proposed merger. Neither Wells Fargo Securities’ opinion nor its analyses were determinative of the exchange ratio or the views of the Vanguard Board or management with respect to the merger or the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between Vanguard and Eagle Rock, and the decision to enter into the merger agreement was solely that of the Vanguard Board.

The following is a summary of the material financial analyses performed by Wells Fargo Securities in connection with the preparation of its opinion and reviewed with the Vanguard Board on May 21, 2015. For purposes of calculating implied exchange ratio reference ranges, Wells Fargo Securities used the closing price of Vanguard units of $15.79 per unit as of May 19, 2015. The summary does not contain all of the financial data holders of the Vanguard units may want or need for purposes of making an independent determination of fair value. Holders of Vanguard units are encouraged to consult their own financial and other advisors before making any investment decision in connection with the proposed merger. The order of the analyses summarized below does not represent relative importance or weight given to those analyses by Wells Fargo Securities. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create an incomplete view of Wells Fargo Securities’ analyses.

For purposes of its analyses, Wells Fargo Securities reviewed a number of financial metrics, including the following:

•	EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period in certain cases as adjusted to exclude unrealized gain/loss on commodity derivatives, share-based compensation expense, accretion of asset retirement obligations, gain or loss on the sale of assets and other nonrecurring items.

•	Enterprise Value — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the value as of such date of its net debt (the value of its outstanding indebtedness, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

Unless the context indicates otherwise, (i) enterprise values used in the selected companies analyses described below were calculated using the market price of the units or common stock of the selected partnerships and companies listed below as of May 19, 2015, the next to last trading day prior to the execution of the merger agreement, (ii) the transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the consideration proposed to be paid in the selected transactions, (iii) the estimates of the future financial performance of Eagle Rock and Vanguard relied upon for purposes of the financial analyses described below were based on the Vanguard Projections for Eagle Rock and the Vanguard Projections, (iv) estimates of the future financial performance for the selected companies listed below under Selected Companies Analysis were based on certain publicly available research analyst estimates for those partnerships and companies and (v) estimates of the proved reserves for Eagle Rock, Vanguard and LRE as of December 31, 2014 relied upon for purposes of the financial analyses described below were based on their respective third-party oil, natural gas and natural gas liquids reserves consultants reports.

Financial Analyses with respect to Eagle Rock

Selected Companies Analysis

Wells Fargo Securities reviewed certain data for selected general partners of oil and gas master limited partnerships organized as partnerships with publicly traded equity securities that Wells Fargo Securities deemed relevant. The selected companies were selected because they were deemed to be similar to Eagle Rock in one or more respects.

The financial data reviewed included:

•	Enterprise Value as a multiple of 2015 projected EBITDA (2015P EBITDA);
•	Enterprise Value as a multiple of 2016 projected EBITDA (2016P EBITDA);
•	Enterprise Value as a multiple of proved oil, natural gas and natural gas liquids reserves ($/Mcfe);
•	Enterprise Value as a multiple of 2015 projected oil, natural gas and natural gas liquids production ($/Mcfe/d); and
•	Enterprise Value as a multiple of 2016 projected oil, natural gas and natural gas liquids production ($/Mcfe/d).

The selected companies and mean and median financial data were:

•	Atlas Resource Partners, L.P.
•	Breitburn Energy Partners L.P.
•	EV Energy Partners, L.P.
•	Legacy Reserves LP
•	Linn Energy, LLC
•	Memorial Production Partners LP
•	Mid-Con Energy Partners, LP
•	Vanguard Natural Resources, LLC

	Enterprise Value
	2015P EBITDA	2016P EBITDA	Proved Reserves ($/Mcfe)	2015P Production ($/Mcfe/d)	2016P Production ($/Mcfe/d)
Mean	8.0x	7.6x	$2.03	$11,163	$10,279
Median	7.8x	7.7x	$1.89	$10,910	$10,274

For purposes of the selected companies analysis, Wells Fargo Securities applied multiple ranges of 7.0x to 9.0x to Eagle Rock’s 2015P EBITDA, multiple ranges 6.6x to 8.6x to Eagle Rock’s 2016P EBITDA, multiple ranges of $1.78 to $2.28 to Eagle Rock’s Proved Reserves, multiple ranges of $10,163 to $12,163 to Eagle Rock’s 2015P Production, and multiple ranges of $9,279 to $11,279 to 2016P Production. Taking into account the results of the selected companies analysis of Eagle Rock and the closing price of Vanguard units of $15.79 per unit as of May 19, 2015, Wells Fargo Securities calculated implied exchange ratio reference ranges of 0.2029 to 0.2801 of a Vanguard unit for each Eagle Rock unit based on Eagle Rock’s 2015P EBITDA, 0.1703 to 0.2420 of a Vanguard unit for each Eagle Rock unit based on Eagle Rock’s 2016P EBITDA, 0.1646 to 0.2295 of a Vanguard unit for each Eagle Rock unit based on Eagle Rock’s Proved Reserves, 0.2644 to 0.3295 of a Vanguard unit for each Eagle Rock unit based on Eagle Rock’s 2015P Production, and 0.2453 to 0.3124 of a Vanguard unit for each Eagle Rock unit based on Eagle Rock’s 2016P Production, in each case as compared to the exchange ratio in the merger pursuant to the merger agreement of 0.1850 of a Vanguard unit for each Eagle Rock unit.

Selected Transactions Analysis

Wells Fargo Securities considered certain financial terms of certain transactions involving target companies or assets that Wells Fargo Securities deemed relevant. The selected transactions were selected because they involved target companies or assets that were deemed similar to Eagle Rock in one or more respects.

The financial data reviewed included:

•	Enterprise Value as a multiple of EBITDA for the last twelve months or, “LTM EBITDA”;
•	Enterprise Value as a multiple of proved reserves; and
•	Enterprise Value as a multiple of latest quarter annualized production, or “LQA Production.”

The selected transactions and mean and median financial data were:

Date Announced	Acquiror	Target
4/21/2015	Vanguard Natural Resources, LLC	LRE Energy, L.P.
7/24/2014	Breitburn Energy Partners LP	QR Energy, LP
11/4/2013*	Linn Energy, LLC	Berry Petroleum Co.
11/17/2010	Vanguard Natural Resources, LLC	Encore Energy Partners LP

*	Based on amended terms of transaction.

	Enterprise Value/
	LTM EBITDA	Reserves ($/Mcfe)	Current ($/Mcfe/d)
Mean	8.4x	$3.56	$19,432
Median	8.3x	$3.51	$20,007

For purposes of the selected transactions analysis, Wells Fargo Securities applied multiple ranges of 7.4x to 9.4x to Eagle Rock’s LTM EBITDA, multiple ranges of $3.31 to $3.81 to Eagle Rock’s Proved Reserves and multiple ranges of $18,432 to $20,432 to Eagle Rock’s LQA Production. Taking into account the results of the selected transactions analysis of Eagle Rock and the closing price of Vanguard units of $15.79 per unit as of May 19, 2015, Wells Fargo Securities calculated implied exchange ratio reference ranges of 0.2361 to 0.3177 of a Vanguard unit for each Eagle Rock unit based on Eagle Rock’s LTM EBITDA, 0.3635 to 0.4284 of a Vanguard unit for each Eagle Rock unit based on Eagle Rock’s Proved Reserves and 0.5330 to 0.5980 of

a Vanguard unit for each Eagle Rock unit based on Eagle Rock’s LQA Production, in each case as compared to the exchange ratio in the merger pursuant to the merger agreement of 0.1850 of a Vanguard unit for each Eagle Rock unit.

Discounted Cash Flow Analysis

Wells Fargo Securities also performed a discounted cash flow analysis of Eagle Rock using the Vanguard Projections for Eagle Rock. For purposes of the discounted cash flow analysis, Wells Fargo Securities applied discount rates ranging from 13.6% to 15.6%, NYMEX strip pricing as of May 19, 2015 and terminal EBITDA multiples ranging from 7.0x to 9.0x. Taking into account the results of the discounted cash flow analysis of Eagle Rock and the closing price of Vanguard units of $15.79 per unit as of May 19, 2015, Wells Fargo Securities calculated an implied exchange ratio reference range of 0.1274 to 0.1969 of a Vanguard unit for each Eagle Rock unit, as compared to the exchange ratio in the merger pursuant to the merger agreement of 0.1850 of a Vanguard unit for each Eagle Rock unit.

Other Matters

Wells Fargo Securities was engaged by Vanguard to serve as Vanguard’s financial advisor with respect to a potential acquisition of Eagle Rock. Vanguard engaged Wells Fargo Securities because of Wells Fargo Securities’ familiarity with Vanguard, Eagle Rock and their businesses and industry and its experience as a financial advisor to companies in connection with transactions similar to the proposed merger. Wells Fargo Securities is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Wells Fargo Securities will receive a fee of $4,000,000 for acting as financial advisor to Vanguard in connection with the merger, $750,000 of which became payable to Wells Fargo Securities upon the rendering of its opinion and the balance of which is contingent upon the consummation of the merger. In addition, Vanguard agreed to reimburse Wells Fargo Securities for certain expenses and to indemnify Wells Fargo Securities and certain related parties against certain liabilities that may arise out of its engagement.

Wells Fargo Securities and its affiliates provide a full range of investment banking and financial advisory services, securities trading and brokerage services and lending services. In the ordinary course of business, Wells Fargo Securities and its affiliates may hold long or short positions, and may trade or otherwise effect transactions, for its and their own accounts and for the accounts of customers, in the equity, debt and other securities and financial instruments (including bank loans and other obligations) of Eagle Rock, Vanguard and their respective affiliates (which, after the consummation of the LRE merger, will include LRE), as well as provide investment banking and other financial services to such companies and entities. Wells Fargo Securities and its affiliates, including Wells Fargo Bank, N.A., have in the past provided, may currently be providing and may in the future provide investment banking and other financial services to Eagle Rock, Vanguard and certain of their respective affiliates for which Wells Fargo Securities and its affiliates have received and would expect to receive compensation including, during the past two years (i) with respect to Eagle Rock, having acted as administrative agent and a lender under Eagle Rock’s credit facility and having participated in amendments thereto; and joint bookrunning lead managing underwriter in connection with an offering of Eagle Rock units in 2013; (ii) with respect to Vanguard, having acted as joint bookrunning lead managing underwriter in connection with two offerings of Vanguard units in 2013; and (iii) with respect to LRE, having acted as administrative agent and a lender under LRE’s credit facility and having participated in an amendment thereto.

Wells Fargo Securities and its affiliates have adopted policies and procedures designed to preserve the independence of its research and credit analysts whose views may differ from those of the members of the team of investment banking professionals involved in preparing Wells Fargo Securities’ opinion.

Recommendation of the Eagle Rock Board and Its Reasons for the Merger

The Eagle Rock Board consists of eight directors: Joseph A. Mills, Christopher D. Ray, Philip B. Smith, William A. Smith, William K. White, Herbert C. Williamson, III, Peggy A. Heeg and David W. Hayes, with Mr. Mills serving as Chairman.

On May 21, 2015, the Eagle Rock Board unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement were in the best interests of Eagle Rock and its unitholders, declared it advisable to enter into the merger agreement and approved the execution, delivery and performance of the merger agreement and the transactions contemplated thereby. The Eagle Rock Board unanimously recommends that the Eagle Rock unitholders vote “FOR” the proposal to approve the merger agreement and the transactions contemplated thereby at the Eagle Rock special meeting.

The Eagle Rock Board considered many factors in making its determination with respect to approving the merger and making its recommendation that Eagle Rock unitholders vote “FOR” the proposal to approve the merger agreement and the transactions contemplated thereby, and unless otherwise noted below, viewed all referenced factors with regard to the merger as present whether or not the LRE merger is ultimately completed. The Eagle Rock Board consulted with Eagle Rock’s management, including in-house legal counsel, as well as its independent financial advisor and outside legal counsel, regarding its obligations, legal due diligence matters and the terms and conditions of the merger agreement, and viewed the following factors as being generally positive or favorable in coming to its determination, approval and related recommendation:

•	The aggregate value and composition of the consideration to be received in the merger by holders of Eagle Rock common units.
•	The exchange ratio of 0.185 of a Vanguard common unit for each Eagle Rock common unit in the merger represented a premium of approximately 24% above the closing price of Eagle Rock common units on May 20, 2015 (the last trading date before the execution of the merger agreement), as well as a premium of approximately 24% based on the average of the closing prices of Eagle Rock common units and Vanguard common units over the 30 trading days ended May 20, 2015.
•	Following the merger, Eagle Rock unitholders will have the opportunity as equity holders to participate in the value of the combined entity following the merger, including the expected future growth and expected general and administrative expense synergies in amounts of up to $20 million on an annual basis plus additional potential financing benefits due to the expected lower cost of capital of the combined entity.
•	The Eagle Rock Board’s belief that the merger will be accretive to Eagle Rock unitholders, particularly over the next two years.
•	The Eagle Rock Board’s belief that the fixed exchange ratio is greater than the exchange ratio implied by the portion of the combined entity’s projected distributable cash flow in 2015 and 2016 and proved reserves brought to the combined entity by Eagle Rock.
•	That the merger would increase the combined entity’s asset base and commodity mix diversification, in particular reducing Eagle Rock’s exposure to NGLs and sulfur, as compared to Eagle Rock as a standalone entity prior to the merger.
•	That the merger would afford Eagle Rock unitholders lower maintenance capital through enhanced capital efficiency and lower overall decline rate, as compared to Eagle Rock as a standalone entity prior to the merger.
•	That the merger would improve the cost of capital of the combined entity relative to Eagle Rock on a standalone basis and that the addition of the LRE assets could further magnify this effect.
•	That the merger would expand the scale, operational diversity and geographic footprint of the combined entity relative to Eagle Rock on a standalone basis, and that the addition of the LRE assets could further magnify these effects.

•	That the merger would result in a meaningful increase in reserve life and new drilling opportunities, including opportunities for additions to reserves, relative to Eagle Rock on a standalone basis.
•	That the merger would improve the combined entity’s access to the capital markets due to the scale of the enterprise and geographical diversity of the asset base and better position the entity to compete for additional growth projects in a rising interest rate environment.
•	That the merger would reduce the concentration risk and significance of high capital expenditures and high production declines associated with Eagle Rock’s SCOOP assets.
•	That the exchange ratio provided meaningful value based on the net asset value of Eagle Rock and Vanguard (both with and without LRE) at then-current strip pricing and provided significant upside in an improving commodity price environment.
•	That the merger presents an opportunity to take advantage of Eagle Rock’s relatively unlevered balance sheet to consummate a strategic transaction that the Eagle Rock Board determined was superior to and more actionable than other strategic alternatives potentially available to Eagle Rock.
•	The benefit, in the Eagle Rock Board’s view, to the operation of the combined entity if Vanguard retains certain Eagle Rock employees (who the Eagle Rock Board believes are well-qualified) on a going-forward basis.
•	Uncertainties regarding Eagle Rock unitholder value that could result from potential asset acquisitions by Eagle Rock on a standalone basis, especially given:
•	Eagle Rock’s recent experiences indicating that the then-current market for asset sales is more favorable to sellers on account of, among other things:
•	the significant amount of capital competing for asset acquisition transactions; and
•	the ability of non-distribution-paying purchasers to pay more as a result of the decision to hedge less of the expected production at the time of executing a purchase agreement and/or closing on the purchase; and
•	Eagle Rock’s relative size and capital constraints which could exacerbate the risks of an unsuccessful acquisition and, even after a successful acquisition, limit Eagle Rock’s ability to pursue additional opportunities.
•	Uncertainties regarding Eagle Rock unitholder value that might result from other alternatives potentially available to Eagle Rock, including the alternative of entering into a transaction with a different third party or remaining an independent public limited partnership, in each case, considering the potential for Eagle Rock unitholders to share in any future earnings growth of Eagle Rock’s businesses and continued costs, as well as the risks and uncertainties associated with its business plans or any alternative thereto and the ability to achieve a higher valuation than the merger.
•	The support of the merger by the NGP Parties, as evidenced by their execution of the support agreement, and that the NGP Parties are receiving the same per-unit consideration in the merger as all other Eagle Rock unitholders generally and are not receiving, in connection with the merger, any other consideration or benefit not received by all other Eagle Rock unitholders generally other than in connection with the proposed registration rights agreement, which the Eagle Rock Conflicts Committee reviewed and considered in connection with its evaluation and approval of the irrevocable limited waiver of certain provisions of the existing voting agreement between Eagle Rock and NGP VIII to allow NGP VIII and certain of NGP VIII’s affiliates to comply with the obligations under the support agreement (the “NGP Voting Agreement Waiver”).

•	The review by the Eagle Rock Board with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement, including Vanguard’s representations, warranties and covenants, the conditions to its obligation to consummate the merger and the termination provisions, as well as the likelihood of consummation of the merger and the Eagle Rock Board’s evaluation of the likely time period necessary to close the merger.
•	That, for U.S. federal income tax purposes, the merger is expected to be tax free to Eagle Rock and tax free to the holders of Eagle Rock common units (except to the extent of cash received in lieu of fractional Vanguard units or any other actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code).
•	That Eagle Rock and Vanguard undertook extensive negotiations, resulting in increased merger consideration for Eagle Rock unitholders and the revision of certain terms in the merger agreement more favorable to Eagle Rock and its unitholders than initially proposed by Vanguard.
•	The financial presentation and analysis of Evercore presented to the Eagle Rock Board at the meetings held on May 20 and May 21, 2015 and the oral opinion of that firm delivered to the Eagle Rock Board on May 21, 2015, subsequently confirmed in writing, that, as of the date of the opinion and based upon and subject to the factors, procedures, assumptions, qualifications and limitations stated in its opinion, the exchange ratio was fair, from a financial point of view, to the holders of each outstanding Eagle Rock common unit (other than those Eagle Rock common units held by Eagle Rock, Vanguard or their respective wholly owned subsidiaries), as more fully described in the section titled “— Opinion of the Financial Advisor to Eagle Rock.”
•	The belief of the Eagle Rock Board, following consultation with Eagle Rock’s financial advisor that it was unlikely that an alternative bidder could consummate a transaction that would be on superior terms, and that would provide Eagle Rock unitholders greater consideration, than are being provided in connection with the merger.
•	The nature of the closing conditions included in the merger agreement, including the exceptions to the events that would constitute a material adverse effect on Eagle Rock or Vanguard for purposes of the agreement.
•	Vanguard’s business, assets, financial condition, results of operations, business plan and prospects, including the size and scale of the combined entity (in the event the LRE merger is not completed) and the expected pro forma effect of the merger on the combined entity.
•	LRE’s business, assets, financial condition, results of operations, business plan and prospects, including the size and scale of the combined entity (in the event the LRE merger is completed) and the expected pro forma effect of the merger and the LRE merger on the combined entity.
•	That the merger agreement has no financing condition and the belief of the Eagle Rock Board, following consultation with Eagle Rock’s financial advisor and its due diligence review with respect to Vanguard, that Vanguard would be able to pay any required cash in lieu of fractional units.
•	That the benefits of the merger discussed above would be amplified in the event that oil and natural gas prices rise above the then-current strip prices.

The Eagle Rock Board also considered the following specific aspects of the merger agreement:

•	Eagle Rock’s right to engage in negotiations with, and provide information to, a third party making an unsolicited written acquisition proposal, if the Eagle Rock Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that such proposal constitutes or would reasonably be expected to lead to or result in a transaction that is superior to the merger with Vanguard.

•	The right of the Eagle Rock Board to change its recommendation in favor of approving the merger agreement and the transactions contemplated thereby and/or terminate the merger agreement in order to accept a superior proposal, subject to certain conditions (including considering any adjustments to the merger agreement proposed by Vanguard and payment to Vanguard of a $20.0 million termination fee).
•	The right of the Eagle Rock Board to change its recommendation in favor of approving the merger agreement and the transactions contemplated thereby, subject to certain conditions, if, in response to a material event, the Eagle Rock Board determines in good faith after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its duties under applicable Delaware law, Eagle Rock’s partnership agreement or Eagle Rock GP’s partnership agreement, and the fact that the support agreement would terminate upon such a change in recommendation thereby relieving the NGP Parties of their obligations to support the merger.
•	The Eagle Rock Board’s determination, after consultation with its outside legal counsel and financial advisor and Eagle Rock management, that a termination fee of $20.0 million (which represented 3.26% of Eagle Rock’s enterprise value at signing), or the potential expense reimbursement up to approximately $2.3 million in the event of a terminable breach by Eagle Rock (which represented 0.4% of Eagle Rock’s enterprise value at signing), in each case, payable by Eagle Rock to Vanguard under the circumstances specified in the merger agreement, were reasonable and would not preclude a potential third-party from making an unsolicited takeover proposal.
•	That in the event that Eagle Rock pays the termination fee to Vanguard if, as and when payable, Eagle Rock will have no further liability to Vanguard of any kind in respect of the merger agreement and the transactions contemplated thereby.
•	That the restrictions contemplated by the merger agreement on Eagle Rock’s actions between the date of the merger agreement and the effective time of the merger are not, in the judgment of the Eagle Rock Board, unreasonable restrictions on the operation of Eagle Rock’s business during that period.
•	That Eagle Rock unitholder approval of the merger agreement is a condition to consummation of the merger and that Eagle Rock is not required to pay a termination fee to Vanguard solely on the basis of a termination due to a failure to obtain such approval.
•	That in the event Vanguard unitholders do not approve the Vanguard common unit issuance, Eagle Rock will be entitled to a cash payment from Vanguard of $20.0 million, while retaining the right to seek additional recovery if Vanguard willfully breached its covenants under the merger agreement.

The Eagle Rock Board considered the following factors to be generally negative or unfavorable in making its determination, approval and related recommendation:

•	That because the merger consideration is based on a fixed exchange ratio (as is customary in transactions of this type involving master limited partnerships) rather than a fixed value, Eagle Rock unitholders bear the risk of a decrease in the trading price of Vanguard common units during the pendency of the merger and the fact that the merger agreement does not provide Eagle Rock with a value-based termination right.
•	That there is no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied or waived, and, as a result, it is possible that the merger might not be completed even if approved by Eagle Rock’s unitholders.
•	That consummation of the merger is conditioned upon Vanguard’s unitholders approving the Vanguard common unit issuance.
•	That Vanguard is significantly more leveraged than Eagle Rock and, as a result, decreases in commodity prices from then-current levels could have a disproportionate negative impact on the value of the combined entity relative to Eagle Rock on a standalone basis.

•	That the merger agreement contains restrictions (subject to specific exceptions) on the conduct of Eagle Rock’s business prior to completion of the merger, including requiring Eagle Rock to conduct its business only in the ordinary course, which could delay or prevent Eagle Rock from undertaking certain business opportunities that may arise pending completion of the merger and could negatively affect Eagle Rock’s ability to attract and retain employees, customers and vendors.
•	That the merger agreement imposes limitations on Eagle Rock’s ability to solicit alternative transactions or terminate the merger agreement.
•	That, if the merger agreement is terminated under certain circumstances, Eagle Rock would be required to pay a $20.0 million termination fee or to reimburse Vanguard for its expenses up to approximately $2.3 million.
•	The risk that the merger will be delayed or will not be completed, including the risk that the affirmative vote of Eagle Rock unitholders or Vanguard unitholders may not be obtained, as well as the potential loss of value to Eagle Rock’s unitholders and the potential negative impact on the operations and prospects of Eagle Rock if the merger were delayed or were not completed for any reason.
•	That because the consummation of the LRE merger is not a condition to closing of the merger, certain benefits of the merger that, as described above, would be magnified if the LRE merger were consummated, would not be available to the combined entity if the LRE merger is not consummated.
•	The transaction costs to be incurred in connection with the merger, including the severance costs associated with terminated Eagle Rock employees.
•	Risks of the type and nature described under the section titled “Risk Factors.”

The Eagle Rock Board considered all of these factors as a whole and, on balance, concluded that the factors supported a determination that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of Eagle Rock and its unitholders. In view of the wide variety of factors considered by the Eagle Rock Board in connection with its evaluation of the merger and the complexity of these matters, the Eagle Rock Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in making its determination with respect to, and in approving, the merger agreement and the transactions contemplated thereby, including the merger, and in making its related recommendation to the unitholders. The Eagle Rock Board evaluated the factors described above, among others, and unanimously determined that the merger was advisable to and in the best interests of Eagle Rock and its unitholders. In considering the factors described above and any other factors, individual members of the Eagle Rock Board may have viewed factors differently or given different weight or merit to different factors. The foregoing discussion of the information and factors considered by the Eagle Rock Board is not exhaustive.

In considering the recommendation of the Eagle Rock Board that the Eagle Rock unitholders vote to approve the merger agreement, Eagle Rock unitholders should be aware that the executive officers and directors of Eagle Rock G&P may have certain interests in the merger that may be different from, or in addition to, the interests of Eagle Rock unitholders generally. The Eagle Rock Board was aware of these interests and considered them when approving the merger agreement and making the determination to recommend that Eagle Rock unitholders vote to approve the merger agreement. See “— Interests of Directors and Executive Officers of Eagle Rock G&P in the Merger.”

In addition, the Eagle Rock Board determined that due to Vanguard’s request for (1) the support agreement from the NGP Parties and (2) the NGP Voting Agreement Waiver from Eagle Rock, potential conflicts may exist between the NGP Parties, on the one hand, and the interests of Eagle Rock and the unaffiliated holders of common units of Eagle Rock, on the other hand, in connection with the NGP Voting Agreement Waiver and the support agreement. Given the potential for such conflicts, the Eagle Rock Board authorized the Eagle Rock Conflicts Committee to, among other things, review, evaluate and make recommendations to the Eagle Rock Board with respect to the determination of whether to enter the support agreement and whether to grant the NGP Voting Agreement Waiver.

The Eagle Rock Conflicts Committee is a standing committee of the Eagle Rock Board and is comprised of three directors independent of Eagle Rock and of the NGP Parties: Herbert C. Williamson, III, William A. Smith, and Peggy A. Heeg, with Mr. Williamson serving as the Committee Chairman. Pursuant to a unanimous written consent executed by each member of the Eagle Rock Board on May 15, 2015, the Eagle Rock Board delegated authority to the Eagle Rock Conflicts Committee to (1) review and evaluate the terms and conditions of the NGP Voting Agreement Waiver and the support agreement, (2) determine whether or not the NGP Voting Agreement Waiver and the support agreement are in the best interests of Eagle Rock and its unitholders (or any subset of the unitholders that the Conflicts Committee determines to be appropriate), (3) determine whether or not to approve the NGP Voting Agreement Waiver and the support agreement, with such approval constituting “Special Approval” pursuant to Section 7.9(a) of Eagle Rock’s partnership agreement, and (4) determine whether or not to recommend that the Eagle Rock Board approve the NGP Voting Agreement Waiver and the support agreement.

The Eagle Rock Conflicts Committee determined that in considering whether the NGP Voting Agreement Waiver and the support agreement are in the best interests of Eagle Rock’s unitholders it was appropriate to exclude from such consideration the interests of NGP VIII and its affiliates. In evaluating the NGP Voting Agreement Waiver and the support agreement, the Eagle Rock Conflicts Committee received advice from its independent legal counsel, Potter Anderson.

On May 21, 2015, the Eagle Rock Conflicts Committee unanimously (1) determined that the NGP Voting Agreement Waiver and the support agreement are in the best interests of Eagle Rock and its unitholders (other than NGP VIII and its affiliates), (2) approved the NGP Voting Agreement Waiver and the support agreement, and (3) recommended that the Eagle Rock Board approve the NGP Voting Agreement Waiver and the support agreement and authorize the execution and delivery of the support agreement. In addition, the Eagle Rock Conflicts Committee unanimously determined that such approvals constituted “Special Approval” by the Eagle Rock Conflicts Committee for all purposes under Eagle Rock’s partnership agreement, including Section 7.9(a) thereof.

Later on May 21, 2015, the Eagle Rock Board, on the basis of the recommendation of the Eagle Rock Conflicts Committee, approved the NGP Voting Agreement Waiver and the support agreement and authorized the execution and delivery of the support agreement.

Opinion of the Financial Advisor to Eagle Rock

In connection with the merger, Eagle Rock retained Evercore, to act as financial advisor to Eagle Rock in connection with evaluating a potential transaction in which Eagle Rock and Vanguard would enter into an Agreement and Plan of Merger. On May 21, 2015, at a meeting of the Eagle Rock Board, Evercore rendered its oral opinion, subsequently confirmed by delivery of a written opinion on May 21, 2015, that, as of May 21, 2015 and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the exchange ratio was fair, from a financial point of view, to the holders of each outstanding Eagle Rock common unit (other than those Eagle Rock common units held by Eagle Rock, Vanguard or their respective wholly owned subsidiaries).

The full text of the written opinion of Evercore, dated as of May 21, 2015, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference in its entirety into this joint proxy statement/prospectus. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Eagle Rock Board (in its capacity as such) in connection with its evaluation of whether the exchange ratio was fair, from a financial point of view, to the holders of each outstanding Eagle Rock common unit (other than those Eagle Rock common units held by Eagle Rock, Vanguard or their respective wholly owned subsidiaries), and Evercore did not address any other aspects or implications of the proposed merger. Evercore’s opinion did not address the fairness, financial or otherwise, of the proposed merger to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of Eagle Rock, nor did it address the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Eagle Rock, or any class of such persons, whether relative to the merger consideration or otherwise. Evercore assumed that any modification to the structure of the proposed merger would not vary in any respect material to its analysis. Evercore’s opinion did not constitute a recommendation to the Eagle Rock Board or to any other persons in respect of the proposed merger, including as to how any holder of Eagle Rock common units should act or vote in respect of the merger. Evercore’s opinion did not address the relative merits of the merger as compared to any other business or financial strategies or opportunities that might be available to Eagle Rock, nor did it address the underlying business decision of Eagle Rock to engage in the merger. Finally, Evercore did not express any opinion as to the price at which Eagle Rock common units or Vanguard common units will trade at any time. The summary of the Evercore opinion set forth herein is qualified in its entirety by reference to the full text of the opinion included as Annex D.

In connection with rendering its opinion and performing its related financial analyses, Evercore, among other things:

•	Reviewed certain publicly available business and financial information relating to Eagle Rock, Vanguard and LRE that Evercore deemed to be relevant, including publicly available research analysts’ estimates;
•	Reviewed certain non-public projected financial and operating data and reserve projections relating to Eagle Rock, Vanguard and LRE prepared and furnished to Evercore by the management teams of Eagle Rock, Vanguard and LRE, respectively;
•	Reviewed publicly available research analyst estimates for Eagle Rock’s and Vanguard’s future financial performance;
•	Discussed past and current operations, financial projections and current financial condition of Eagle Rock, Vanguard and LRE with the management teams of Eagle Rock, Vanguard and LRE, respectively (including each management team’s views on the risks and uncertainties of achieving its projections);
•	Reviewed the reported prices and the historical trading activity of Eagle Rock common units and Vanguard common units;
•	Compared the financial and operating performance of Eagle Rock and Vanguard and certain of their market trading metrics with those of certain other publicly-traded companies that Evercore deemed relevant;
•	Compared the proposed financial terms of the merger with publicly-available financial terms of certain transactions that Evercore deemed relevant;
•	Compared the relative contribution by each of Eagle Rock and Vanguard, both with and without LRE, of certain financial metrics Evercore deemed relevant with the relative ownership as implied by the exchange ratio;
•	Reviewed a draft of the merger agreement dated May 21, 2015; and
•	Performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate for purposes of providing its opinion.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the financial projections of Eagle Rock, Vanguard and LRE that were furnished to Evercore, Evercore assumed that such financial projections had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future competitive, operating and regulatory environments and related financial performance of Eagle Rock, Vanguard or LRE, respectively. Evercore expressed no view as to any projected financial data relating to

Eagle Rock, Vanguard or LRE or the assumptions on which they were based. Evercore expressed no view as to any reserve or resource data relating to Eagle Rock, Vanguard or LRE or the assumptions on which they were based.

For purposes of rendering its opinion, Evercore assumed, with the consent of the Eagle Rock Board, that the final versions of all documents reviewed by Evercore in draft form, including the merger agreement, would conform in all material respects to the drafts reviewed by Evercore, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied without material waiver or modification thereof. Evercore further assumed, with the consent of the Eagle Rock Board, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger and the other transactions contemplated by the merger agreement will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Eagle Rock or the consummation of the merger or materially reduce the benefits of the merger to the holders of Eagle Rock common units.

Evercore did not make, nor did it assume any responsibility for making, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Eagle Rock or any of its subsidiaries, nor was Evercore furnished with any such appraisals. Evercore did not evaluate the solvency or fair value of Eagle Rock or any of its subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of the opinion. Evercore’s opinion noted that subsequent developments may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Eagle Rock and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses performed by Evercore and reviewed with the Eagle Rock Board on May 21, 2015 in connection with rendering its oral opinion and the preparation of its written opinion letter dated May 21, 2015. Each analysis was provided to the Eagle Rock Board. The following summary, however, does not purport to be a complete description of the analyses performed and reviewed by Evercore. In connection with arriving at its opinion, Evercore considered all of its analyses as a whole and the order of the analyses described and the results of these analyses do not represent any relative importance or particular weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data (including the closing prices for Eagle Rock common units and Vanguard common units) that existed on May 19, 2015, and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to fully understand the financial analyses performed by Evercore. The tables alone do not constitute a complete description of the financial analyses performed by Evercore. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

Valuation of Eagle Rock

Net Asset Value Analysis

Evercore calculated the net present value of estimates of future before-tax cash flows based on the reserve report projections as of April 1, 2015 provided by Eagle Rock’s management team (the “Eagle Rock reserve report”). Evercore evaluated three pricing scenarios in which the principal variables were oil and natural gas prices. The three pricing scenarios were based on benchmarks for spot sales of West Texas Intermediate crude oil and for spot sales of Henry Hub natural gas. One scenario was based on the annual average of oil and natural gas futures contract prices quoted on the New York Mercantile Exchange for five years and held flat thereafter (“NYMEX strip pricing”). Benchmark prices for the two other scenarios were projected to be $60.00 per barrel of oil and $3.00 per million British thermal units of natural gas held flat (the “Downside Case”) and $65.00, $75.00 and $85.00 per barrel of oil in 2015, 2016 and 2017, respectively, and then held flat, and $3.00, $3.75, $4.00 and $4.50 per million British thermal units of natural gas in 2015, 2016, 2017 and 2018, respectively, and then held flat (the “Recovery Case”). Applying various discount rates depending on reserve category to the before-tax cash flows of the proved and non-proved reserve estimates, and adjusting for the present value of the future estimated effects of hedging and general and administrative expenses, Evercore calculated the following implied net asset value for Eagle Rock based on the Eagle Rock reserve report:

	NYMEX Strip Pricing		Downside Case		Recovery Case
	Min	Max	Min	Max	Min	Max
Implied Net Asset Value of Eagle Rock ($ MM)	$362	$411	$292	$327	$506	$591

After subtracting Eagle Rock’s net debt as of March 31, 2015 and adding in the value of the approximately 1.03 million ETP Units owned by Eagle Rock (based on a May 19, 2015 closing price of $56.76 per unit), Evercore determined the following implied adjusted equity value per unit for Eagle Rock:

	NYMEX Strip Pricing		Downside Case		Recovery Case
	Min	Max	Min	Max	Min	Max
Implied Net Asset Value of Eagle Rock ($ per unit)	$1.43	$1.75	$0.99	$1.21	$2.36	$2.91

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis of Eagle Rock by valuing the cash flows to be received by Eagle Rock for the period beginning on March 31, 2015 and ending December 31, 2019 based on the projections received from the management of Eagle Rock (see “The Merger — Unaudited Prospective Financial and Operating Information of Eagle Rock, Vanguard and LRE” beginning on page 128 of this joint proxy statement/prospectus). Assuming a terminal exit multiple for Adjusted EBITDA at December 31, 2019 of 6.5x to 7.5x, a range of perpetuity growth rates of 1.0% to 2.0% and an assumed discount rate of 9.5% to 10.5% derived by taking into consideration a pre-tax weighted average cost of capital calculation, Evercore determined an implied Enterprise Value range of $413 million to $554 million. After subtracting Eagle Rock’s net debt as of March 31, 2015 and adding in the value of the approximately 1.03 million ETP Units owned by Eagle Rock (based on a May 19, 2015 closing price of $56.76 per unit), Evercore determined an implied equity value per unit range of $1.76 per unit to $2.67 per unit.

Discounted Distribution Analysis

Evercore performed a discounted distribution analysis of Eagle Rock by valuing the projected stand-alone distributions to be received by the holders of Eagle Rock common units for the five years ending on December 31, 2019, based on the projections received from the management of Eagle Rock (see “The Merger — Unaudited Prospective Financial and Operating Information of Eagle Rock, Vanguard and LRE” beginning on page 128 of this joint proxy statement/prospectus). Evercore calculated the implied per unit value range for Eagle Rock common units by utilizing a range of discount rates based on Eagle Rock’s equity cost of capital, as estimated by Evercore based on: (i) the capital asset pricing model and (ii) the total expected market return methodology, Eagle Rock’s projected distribution per common unit and terminal values as of December 31, 2019, based on a range of terminal exit yields. Evercore applied terminal exit yields of 8.0% to 14.0% (derived from the range at which Eagle Rock had traded since resuming its distribution in the third quarter of 2014) and equity discount rates of 10.0% to 11.0% (derived from the capital asset pricing model), resulting in an implied equity value per unit range of $2.28 per unit to $3.29 per unit. Evercore also discounted these projected distributions at a cost of equity for Eagle Rock ranging between 14.0% and 15.0% (derived from the total expected market return methodology), resulting in an implied equity value per unit range of $2.00 per unit to $2.84 per unit.

Peer Group Trading Analysis

Evercore performed a peer group trading analysis of Eagle Rock by reviewing and comparing the market values and trading multiples of the following nine publicly traded partnerships and companies that Evercore deemed to have certain characteristics that are similar to Eagle Rock, based on size, asset base and production characteristics:

•	Atlas Resource Partners, L.P.
•	Breitburn Energy Partners L.P.
•	EV Energy Partners, L.P.
•	Legacy Reserves LP
•	Linn Energy, LLC
•	Memorial Production Partners LP
•	Mid-Con Energy Partners, LP
•	New Source Energy Partners LP
•	Vanguard Natural Resources, LLC

Although the peer group was compared to Eagle Rock for purposes of this analysis, no company or partnership used in the peer group analysis is identical or directly comparable to Eagle Rock. In order to calculate peer group trading multiples, Evercore relied on publicly available filings with the SEC and equity research analyst estimates.

For each of the peer group companies and partnerships, Evercore calculated the following trading multiples:

•	Price per unit/2015E DCF per unit, which is defined as the estimated distributable cash flow (“DCF”) for calendar year 2015;
•	Price per unit/2016E DCF per unit, which is defined as the DCF for calendar year 2016;
•	Enterprise Value/2015E EBITDAX, which is defined as market value of equity, plus debt, plus preferred equity, less cash and marketable securities (“Enterprise Value”), divided by estimated earnings before interest, taxes and depreciation and amortization, and exploration expense (“EBITDAX”) for the calendar year 2015;
•	Enterprise Value/2016E EBITDAX, which is defined as Enterprise Value divided by estimated EBITDAX for the calendar year 2016;
•	Enterprise Value/Proved Reserves, which is defined as Enterprise Value divided by proved reserves as of April 1, 2015 for Eagle Rock and as of the last publicly disclosed date for each of the peer group partnerships and companies;
•	Enterprise Value/2015E Production, which is defined as Enterprise Value divided by estimated 2015E average daily production; and
•	Enterprise Value/2016E Production, which is defined as Enterprise Value divided by estimated 2016E average daily production.

The mean and median trading multiples are set forth below. The table also includes relevant multiple ranges selected by Evercore based on the resulting range of multiples and certain other considerations related to the specific characteristics of Eagle Rock.

Benchmark	Mean	Median	Reference Range
Price per unit/2015E DCF	5.6x	5.9x	5.0x – 6.0x
Price per unit/2016E DCF	5.6x	5.9x	5.5x – 6.5x
EV/2015E EBITDAX	7.8x	7.9x	6.0x – 7.0x
EV/2016E EBITDAX	7.3x	7.7x	5.5x – 6.5x
EV/Proved Reserves ($/Boe)	$12.33	$11.67	$10.00 – $12.00
EV/2015E Production ($/Boed)	$64,935	$62,308	$50,000 – $60,000
EV/2016E Production ($/Boed)	$60,532	$63,061	$45,000 – $55,000

Evercore applied the relevant multiples to Eagle Rock’s projected 2015E and 2016E EBITDAX (see “The Merger — Unaudited Prospective Financial and Operating Information of Eagle Rock, Vanguard and LRE” beginning on page 128 of this joint proxy statement/prospectus), projected 2015E and 2016E DCF, proved reserves as of April 1, 2015, and 2015E and 2016E average daily production to determine a selected Enterprise Value range of $500 million to $575 million. After subtracting Eagle Rock’s net debt as of March 31, 2015 and adding in the value of the approximately 1.03 million ETP Units owned by Eagle Rock (based on a May 19, 2015 closing price of $56.76 per unit), Evercore determined an implied equity value per unit range of $2.32 per unit to $2.81 per unit.

Precedent M&A Transaction Analysis

Evercore reviewed selected publicly available information for 81 oil and gas property transactions announced between April 2010 and May 2015 involving assets that Evercore deemed to have certain characteristics that are similar to those of certain of Eagle Rock’s assets. Evercore reviewed transactions in each of Eagle Rock’s significant operating areas, as described in the table below: Midcontinent (27 transactions), Alabama (5 transactions), Permian Basin (32 transactions) and East Texas/South Texas (17 transactions). Evercore noted, however, that none of the selected transactions or the selected companies that participated in the selected transactions were directly comparable to Eagle Rock and with respect to each operating area, in addition to the transactions listed for such operating area, Evercore reviewed transactions listed for the other operating areas that had a similar asset profile.

Operating Area	Number of Selected Transactions	Selected Range of Proved Reserves Multiples ($/Boe)	Selected Range of Average Daily Production Multiples ($/Boed)	Selected Valuation Range
Midcontinent	27	$10.00 – $14.00	$40,000 – $50,000	$375.0MM – $450MM
Alabama	5	$8.00 – $9.50	$25,000 – $35,000	$60.0MM – $75.0MM
Permian Basin	32	$13.00 – $18.00	$75,000 – $95,000	$50.0MM – $65.0MM
East Texas/South Texas/Mississippi	17	$7.00 – $11.00	$35,000 – $55,000	$25.0MM – $40.0MM

Applying the range of these metrics to Eagle Rock yielded an enterprise value range of $510 million to $630 million. After subtracting Eagle Rock’s net debt as of March 31, 2015 and adding in the value of the approximately 1.03 million ETP Units owned by Eagle Rock (based on a May 19, 2015 closing price of $56.76 per unit), Evercore determined an implied equity value per unit range of $2.39 per unit to $3.16 per unit.

Evercore also reviewed selected publicly available information for oil and gas master limited partnership merger transactions announced between March 2011 and April 2015 and selected four transactions involving partnerships and companies that Evercore deemed to have certain characteristics that are similar to those of Eagle Rock although Evercore noted that none of the selected transactions or the selected partnerships or companies that participated in the selected transactions were directly comparable to Eagle Rock. Evercore applied relevant transaction multiples ranging from 6.0x to 7.0x 2015E EBITDAX, 6.5x to 7.5x 2016E EBITDAX, 6.0x to 7.0x 2015E DCF, 6.0x to 7.0x 2016E DCF, $12.00 to $16.00 per barrel of oil equivalent of proved reserves and $65,000 to $85,000 per average daily produced barrel of oil equivalent to determine a selected Enterprise Value range of $550 million to $650 million. After subtracting Eagle Rock’s net debt as of March 31, 2015 and adding in the value of the approximately 1.03 million ETP Units owned by Eagle Rock (based on a May 19, 2015 closing price of $56.76 per unit), Evercore determined an implied equity value per unit range of $2.65 per unit to $3.29 per unit.

MLP Premiums Paid Analysis

Evercore reviewed the premiums offered or paid in 19 MLP unit-for-unit transactions since October 1997 relative to the target unit prices one-day, five-days and 30-days prior to announcement of the relevant transactions, although Evercore noted that none of the 19 selected transactions or the selected partnerships or companies that participated in the selected transactions was directly comparable to the merger or Eagle Rock. Evercore applied relevant premiums ranging from 2.2% to 31.8% for a one-day premium, 1.1% to 33.2% for a five day premium and 0.7% to 40.3% for a 30-day premium. Evercore applied the minimum and maximum of the relevant range of premiums to Eagle Rock’s closing unit price one day, five days and 30 days prior to the presentation of financial analyses that Evercore made to the Eagle Rock Board on May 20, 2015 to determine an implied equity value range of $2.33 per unit to $3.24 per unit. The relevant range of premiums to Eagle Rock’s closing unit price one day, five days and 30 days prior to May 21, 2015 (the date the Eagle Rock Board approved the merger and the merger was announced) implies an equity value range of $2.39 per unit to $3.33 per unit, but Evercore did not update its board presentation to reflect the May 20, 2015 Eagle Rock closing price because Evercore deemed the differences to be immaterial.

Valuation of Vanguard

Because Vanguard’s pending acquisition of LRE has not yet been completed, Evercore performed valuation analyses of Vanguard both assuming that the LRE acquisition would be consummated and assuming that the LRE acquisition would not be consummated. In each of the following analyses, Evercore valued Vanguard both with and without the inclusion of the announced acquisition of LRE. Evercore based its analysis on the projections received from Vanguard’s management (see “The Merger — Unaudited Prospective Financial and Operating Information of Eagle Rock, Vanguard and LRE” beginning on page 128 of this joint proxy statement/prospectus). For purposes of Evercore’s valuation analyses, the projections received from Vanguard’s management were adjusted using the following assumptions: (i) adjusted pricing to NYMEX strip pricing, (ii) updated Vanguard’s unit count as of May 18, 2015 as provided by Vanguard, (iii) updated hedges as of May 18, 2015 as provided by Vanguard, (iv) updated 2016 to 2019 forecast general and administration expense to reflect management receiving cash compensation (instead of equity compensation) consistent with Vanguard’s past practice as requested by Eagle Rock management and (v) updated the future revolver balance to reflect the borrowing base agreed to with Vanguard’s lenders. In analyses of Vanguard with LRE, Evercore used the following additional assumptions effective as of June 30, 2015, each of which assumptions was provided by Vanguard: (i) 15.5 million units issued to LRE unitholders and an additional 3.6 million units issued to the public through Vanguard’s at-the-market program to repay LRE’s $50.0 million term loan, (ii) an LRE revolver balance of $240.0 million, an LRE term loan of $50.0 million and transaction fees of $9.3 million added to the balance of Vanguard’s reserve-based credit facility, (iii) a redetermination of Vanguard’s borrowing base under its reserve-based credit facility to $1.6 billion followed by a further $200.0 million increase following the consummation of the LRE merger and (iv) incremental (for Vanguard) general and administrative expenses of $1.9 million and $2.1 million in 2015E and 2016E and thereafter, respectively, compared to 2014 actual LRE stand-alone general and administrative expenses of $11.5 million.

Net Asset Value Analysis

Evercore calculated the net present value of estimates of future before-tax cash flows based on the reserve report projections for proved reserves as of April 1, 2015 provided by Vanguard (the “Vanguard reserve report”), and in the scenarios including LRE, the net present value of estimates of future before-tax cash flows based on the reserve report projections for proved, probable and possible reserves as of April 1, 2015 provided by LRE (the “LRE reserve report”). Projected cash flows from certain non-proved reserves for Vanguard in the East Haynesville Field and the Pinedale Field were based, in addition to certain limited information in the Vanguard reserve report, on discussions with Vanguard and Eagle Rock management and publicly-available information (including information made publicly available by the operators of Pinedale Field properties not operated by Vanguard). Evercore also discussed Vanguard’s non-proved reserves in other areas with Vanguard management and Eagle Rock management, but it did not attribute any cash flows to any non-proved reserves outside of East Haynesville and Pinedale Fields.

Evercore evaluated three pricing scenarios in which the principal variables were oil and natural gas prices. The three pricing scenarios used by Evercore were the same pricing scenarios used in Evercore’s net asset value analysis of Eagle Rock and were based on benchmarks for spot sales of West Texas Intermediate crude oil and for spot sales of Henry Hub natural gas. One scenario was based on the annual average of oil and natural gas futures contract prices quoted on the New York Mercantile Exchange for five years and held flat thereafter (“NYMEX strip pricing”). Benchmark prices for the two other scenarios were projected to be $60.00 per barrel of oil and $3.00 per million British thermal units of natural gas held flat (the “Downside Case”) and $65.00, $75.00 and $85.00 per barrel of oil in 2015, 2016 and 2017, respectively, and then held flat, and $3.00, $3.75, $4.00 and $4.50 per million British thermal units of natural gas in 2015, 2016, 2017 and 2018, respectively, and then held flat (the “Recovery Case”). Applying various discount rates depending on reserve category to the before-tax cash flows of the proved and non-proved reserve estimates, and adjusting for the present value of the future estimated effects of hedging and general and administrative expenses, Evercore calculated the following implied net asset value for Vanguard, with and without LRE:

	NYMEX Strip Pricing		Downside Case		Recovery Case
	Min	Max	Min	Max	Min	Max
Implied Net Asset Value of Vanguard without LRE ($ MM)	$2,674	$3,230	$2,134	$2,554	$3,731	$4,535
Implied Net Asset Value of Vanguard with LRE ($ MM)	$2,951	$3,552	$2,354	$2,804	$4,144	$5,020

After subtracting Vanguard’s net debt and preferred equity as of March 31, 2015, Evercore determined the following implied adjusted equity value per unit for Vanguard, both with and without LRE:

	NYMEX Strip Pricing		Downside Case		Recovery Case
	Min	Max	Min	Max	Min	Max
Implied Net Asset Value of Vanguard without LRE ($ per unit)	$5.00	$11.40	($1.23)	$3.61	$17.18	$26.44
Implied Net Asset Value of Vanguard with LRE ($ per unit)	$4.14	$10.02	($1.70)	$2.70	$15.80	$24.37

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis of Vanguard, both with and without LRE, by valuing the cash flows projected to be received by Vanguard for the period beginning on March 31, 2015 and ending December 31, 2019. Assuming a terminal exit Adjusted EBITDA multiple at December 31, 2019 of 7.5x to 8.5x, a range of perpetuity growth rates of 1.0% to 2.0% and an assumed discount rate of 9.0% to 10.0% without LRE and 8.5% to 9.5% with LRE derived by taking into consideration a pre-tax weighted average cost of capital calculation, Evercore determined an implied Enterprise Value range of $2,400 million to $2,953 million without LRE and $2,762 million to $3,565 million with LRE. After subtracting Vanguard’s net debt and preferred equity, each as of March 31, 2015, Evercore determined an implied equity value per unit range of $1.84 per unit to $8.21 per unit without LRE and $2.29 per unit to $10.14 per unit with LRE.

Discounted Distribution Analysis

Evercore performed a discounted distribution analysis of Vanguard, both with and without LRE, by valuing the projected Vanguard stand-alone distributions to be received by the holders of Vanguard common units for the period beginning on March 31, 2015 and ending December 31, 2019. Evercore calculated the implied per unit value range for Vanguard common units by utilizing a range of discount rates based on Vanguard’s equity cost of capital, as estimated by Evercore based on: (i) the capital asset pricing model and (ii) the total expected market return methodology, Vanguard’s projected distribution per common unit and terminal values as of December 31, 2019, based on a range of terminal exit yields. Evercore applied terminal exit yields of 8.0% to 10.0% (derived from the range at which Vanguard had traded since reducing its annual distribution to $1.41 per unit), both with and without LRE, and equity discount rates of 11.5% to

12.5% without LRE and 10.5% to 11.5% with LRE (derived from the capital asset pricing model) resulting in an implied equity value per unit range of $13.15 per unit to $15.66 per unit without LRE and $13.62 per unit to $16.25 per unit with LRE. Evercore also discounted these projected distributions at a cost of equity for Vanguard ranging between 15.0% to 16.0%, both with and without LRE (derived from the total expected market return methodology), resulting in an implied equity value per unit range of $11.69 per unit to $13.83 per unit both with and without LRE.

Peer Group Trading Analysis

Evercore performed a peer group trading analysis of Vanguard, both with and without LRE, by reviewing and comparing the market values and trading multiples of the following nine publicly traded partnerships and companies that Evercore deemed to have certain characteristics that are similar to Vanguard, based on size, asset base and production characteristics:

•	Atlas Resource Partners, L.P.
•	Breitburn Energy Partners L.P.
•	Eagle Rock Energy Partners, L.P.
•	EV Energy Partners, L.P.
•	Legacy Reserves LP
•	Linn Energy, LLC
•	Memorial Production Partners LP
•	Mid-Con Energy Partners, LP
•	New Source Energy Partners LP

Although the peer group was compared to Vanguard for purposes of this analysis, no company or partnership used in the peer group analysis is identical or directly comparable to Vanguard. In order to calculate peer group trading multiples, Evercore relied on publicly available filings with the SEC and equity research analyst estimates.

For each of the peer group companies and partnerships, Evercore calculated the following trading multiples:

•	Price per unit/2015E DCF per unit, which is defined as the estimated distributable cash flow (“DCF”) for calendar year 2015;
•	Price per unit/2016E DCF per unit, which is defined as the DCF for calendar year 2016;
•	Enterprise Value/2015E EBITDAX, which is defined as Enterprise Value divided by estimated EBITDAX for the calendar year 2015;
•	Enterprise Value/2016E EBITDAX, which is defined as Enterprise Value divided by estimated EBITDAX for the calendar year 2016;
•	Enterprise Value/Proved Reserves, which is defined as Enterprise Value divided by proved reserves as of April 1, 2015 for Vanguard and LRE (i.e., derived by mechanically rolling forward Vanguard’s and LRE’s December 31, 2014 reserves, respectively) and as of the last publicly disclosed date for each of the peer group partnerships and company;
•	Enterprise Value/2015E Production, which is defined as Enterprise Value divided by estimated 2015E average daily production; and
•	Enterprise Value/2016E Production, which is defined as Enterprise Value divided by estimated 2016E average daily production.

The mean and median trading multiples are set forth below. The table also includes relevant multiple ranges selected by Evercore based on the resulting range of multiples and certain other considerations related to the specific characteristics of Vanguard, both with and without LRE.

Benchmark	Mean	Median	Reference Range
Price per unit/2015E DCF	5.5x	5.9x	6.0x – 7.0x
Price per unit/2016E DCF	5.5x	5.8x	6.0x – 7.0x
EV/2015E EBITDAX	7.4x	7.7x	7.5x – 8.5x
EV/2016E EBITDAX	6.9x	7.4x	7.5x – 8.5x
EV/Proved Reserves ($/Boe)	$12.22	$11.67	$11.00 – $13.00
EV/2015E Production ($/Boed)	$63,191	$62,308	$55,000 – $70,000
EV/2016E Production ($/Boed)	$59,237	$63,061	$50,000 – $65,000

Evercore applied the relevant multiples to projected Vanguard 2015E and 2016E EBITDAX, projected 2015E and 2016E DCF, proved reserves as of April 1, 2015, and 2015E and 2016E average daily production to determine a selected Enterprise Value range of $3,250 million to $3,750 million without LRE and $3,750 million to $4,250 million with LRE. After subtracting Vanguard’s net debt and preferred equity, each as of March 31, 2015, Evercore determined an implied equity value per unit range of $11.63 per unit to $17.40 per unit without LRE and $11.95 per unit to $16.84 per unit with LRE.

Precedent M&A Transaction Analysis

Evercore reviewed selected publicly available information for oil and gas property transactions announced between February 2010 and May 2015 involving assets that Evercore deemed to have certain characteristics that are similar to those of certain of Vanguard’s assets (including with and without LRE’s assets). Evercore reviewed transactions in each of Vanguard’s significant operating areas (including with and without LRE), as described in the table below: Midcontinent (6 transactions), Big Horn (1 transaction), Green River (7 transactions), Gulf Coast (11 transactions), Permian Basin (37 transactions), Piceance (5 transactions), Powder River (2 transactions), Williston (26 transactions), and Wind River (1 transaction). Evercore noted, however, that none of the selected transactions or the selected companies that participated in the selected transactions were directly comparable to Vanguard and with respect to each operating area, in addition to the transactions listed for such operating area, Evercore reviewed transactions listed for the other operating areas that had a similar asset profile.

Operating Area	Number of Selected Transactions	Selected Range of Proved Reserves Multiples ($/Boe)	Selected Range of Average Daily Production Multiples ($/Boed)	Selected Valuation Range
Midcontinent	6	$7.00 – $9.00	$30,000 – $45,000	$250.0MM – $350.0MM
Big Horn	1	$15.00 – $17.00	$90,000 – $120,000	$250.0MM – $325.0MM
Green River	7	$6.00 – $8.00	$40,000 – $50,000	$800.0MM – $1,000.0MM
Gulf Coast	11	$11.00 – $15.00	$45,000 – $65,000	$275.0MM – $325.0MM
Permian Basin	37	$14.00 – $18.00	$80,000 – $100,000	$550.0MM – $650.0MM
Piceance	5	$7.00 – $9.00	$30,000 – $40,000	$550.0MM – $675.0MM
Powder River	2	$8.00 – $9.00	$20,000 – $30,000	$75.0MM – $100.0MM
Williston	26	$25.00 – $30.00	$85,000 – $110,000	$125.0MM – $160.0MM
Wind River	1	$7.00 – $9.00	$30,000 – $45,000	$45.0MM – $60.0MM

Applying the range of these metrics to Vanguard yielded an enterprise value range of $2,920 million to $3,645 million without LRE and $3,270 million to $4,195 million with LRE. After subtracting Vanguard’s net debt and preferred equity, each as of March 31, 2015 (with and without LRE, as appropriate), Evercore determined an implied equity value per unit range of $7.83 per unit to $16.19 per unit without LRE and $7.26 per unit to $16.30 per unit with LRE.

Evercore also reviewed selected publicly available information for oil and gas master limited partnership merger transactions announced between March 2011 and April 2015 and selected four transactions involving partnerships and companies that Evercore deemed to have certain characteristics that are similar to those of

Vanguard although Evercore noted that none of the selected transactions or the selected partnerships or companies that participated in the selected transactions were directly comparable to Vanguard. Evercore applied relevant transaction multiples ranging from 6.5x to 7.5x 2015E EBITDAX, 6.0x to 8.0x 2016E EBITDAX, 6.5x to 8.0x 2015E DCF, 6.5x to 7.5x 2016E DCF, $12.00 to $16.00 per barrel of oil equivalent of proved reserves, and $70,000 to $90,000 per average daily produced barrel of oil equivalent to determine a selected Enterprise Value range of $3,250 million to $4,000 million without LRE and $3,750 million to $4,500 million with LRE. After subtracting Vanguard’s net debt and preferred equity, each as of March 31, 2015, Evercore determined an implied equity value per unit range of $11.63 per unit to $20.28 per unit without LRE and $11.95 per unit to $19.29 per unit with LRE.

Relative Contribution Analysis

Evercore performed a relative contribution analysis of Eagle Rock and Vanguard, both with and without LRE, to the combined company based on proved reserves as of April 1, 2015, 2015 and 2016 estimated Adjusted EBITDA and DCF, and current, 2015 and 2016 estimated production assuming both Case I and Case II assumptions. From this analysis, Evercore determined an implied exchange ratio range of 0.1000x to 0.2350x for Case I without LRE and 0.0944x to 0.2445x with LRE. Evercore determined an implied exchange ratio range of 0.1367x to 0.2397x for Case II without LRE and 0.1318x to 0.2498x for Case II with LRE.

Exchange Ratio Summary

Evercore analyzed the implied exchange ratios from the common valuation techniques utilized for the valuation of Eagle Rock and Vanguard (both with and without LRE). These common valuation techniques included Net Asset Value Analysis, Discounted Cash Flow Analysis, Discounted Distributions Analysis, Peer Group Trading Analysis and Precedent M&A Transaction Analysis. Evercore also analyzed the implied exchange ratios from the common valuation techniques utilized for the valuation of Eagle Rock and Vanguard including the value of estimated synergies assuming such synergies last in perpetuity using Eagle Rock’s equity cost of capital, as estimated by Evercore. The exchange ratios are set forth below.

Analysis	Range of Unit Value – VNR without LRE	Range of Unit Value – VNR with LRE	Range of Unit Value – EROC	Range of exchange ratio without LRE		Range of exchange ratio with LRE
Net Asset Value
Strip Pricing as of May 15, 2015	$5.00 – 11.40	$4.14 – 10.02	$1.43 – 1.75	0.125 – 0.350		0.143 – 0.423
Downside Case	$(1.23) – 3.61	$(1.70) – 2.70	$0.99 – 1.21	0.274 – NM	(1)	0.367 – NM	(1)
Recovery Case	$17.18 – 26.44	$15.80 – 24.37	$2.36 – 2.91	0.089 – 0.169		0.097 – 0.184
Discounted Cash Flow	$1.84 – 8.21	$2.29 – 10.14	$1.76 – 2.67	0.215 – 1.451		0.174 – 1.166
Discounted Distribution
CAPM	$13.15 – 15.66	$13.62 – 16.25	$2.28 – 3.29	0.145 – 0.250		0.140 – 0.241
Market Return	$11.69 – 13.83	$11.69 – 13.83	$2.00 – 2.84	0.145 – 0.243		0.145 – 0.243
Peer Group Trading	$11.63 – 17.40	$11.95 – 16.84	$2.32 – 2.81	0.134 – 0.241		0.138 – 0.235
Precedent M&A
Asset	$7.83 – 16.19	$7.26 – 16.30	$2.39 – 3.16	0.148 – 0.404		0.147 – 0.436
E&P MLP Merger	$11.63 – 20.28	$11.95 – 19.29	$2.65 – 3.29	0.131 – 0.283		0.137 – 0.275

(1)	NM denotes that the result was not meaningful because it reflects a negative value for Vanguard common units at the low end of the valuation range.

Miscellaneous

In preparing its opinion to the Eagle Rock Board, Evercore performed a variety of analyses, including those described above. The foregoing summary of certain material financial analyses is not a complete description of the analyses underlying Evercore’s opinion. In connection with the review of the merger, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion to the Eagle Rock Board. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the Eagle Rock common unit or Vanguard common unit. No company or partnership used in the above analyses as a comparison is directly comparable to Eagle Rock or Vanguard, and no precedent transaction used is directly comparable to the merger. Furthermore, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Eagle Rock or Vanguard and their respective advisors.

Evercore prepared these analyses solely for the information and benefit of the Eagle Rock Board and for the purpose of providing an opinion to the Eagle Rock Board as to the fairness, from a financial point of view, of the exchange ratio to the holders of Eagle Rock common units (other than those Eagle Rock common units held by Eagle Rock, Vanguard or their respective wholly owned subsidiaries). These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

The issuance of the fairness opinion was approved by an opinion committee of Evercore.

The merger consideration pursuant to the merger agreement was determined through arm’s-length negotiations between Eagle Rock and Vanguard and was approved by the Eagle Rock Board. Evercore provided advice to the Eagle Rock Board during these negotiations. Evercore did not, however, recommend any specific merger consideration to the Eagle Rock Board or Eagle Rock or recommend that any specific merger consideration constituted the only appropriate consideration for the merger. Evercore’s opinion to the Eagle Rock Board was one of many factors taken into consideration by the Eagle Rock Board in deciding to approve the merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Eagle Rock Board with respect to the merger consideration or of whether the Eagle Rock Board would have been willing to agree to different consideration.

Eagle Rock engaged Evercore to act as a financial advisor based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Evercore is performing its services to Eagle Rock under its engagement letter with Eagle Rock dated June 6, 2013 (as amended, the “Evercore engagement letter”), pursuant to which Evercore also served as Eagle Rock’s financial advisor in connection with Eagle Rock’s transfer of midstream assets to Regency and its affiliates and received a financial advisory fee for such services. Otherwise, during the two-year period prior to the date of Evercore’s opinion, no material relationship existed between Evercore and its affiliates, on the one hand, and Eagle Rock, Vanguard or LRE or any of their respective affiliates, on the other hand, pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship. Evercore may provide financial or other services to Eagle Rock, Vanguard and LRE in the future and, in connection with any such services, Evercore may receive compensation.

Pursuant to the terms of the Evercore engagement letter, Eagle Rock has agreed to pay Evercore customary fees for its services in connection with its engagement, including a success fee payable to Evercore upon consummation of the merger, determined in the following manner. In accordance with the original terms of the Evercore engagement letter, upon the delivery of its opinion to the Eagle Rock Board, Evercore earned a $1.5 million opinion fee, which will be credited against any success fee. Evercore’s amended engagement letter provides that, in connection with the performance of Evercore’s financial advisory services in connection with the merger, Evercore will earn a fixed success fee of $4.6 million if the merger is consummated. As a result, if the merger is successfully consummated, Evercore would be entitled to receive an additional fee payment of $3.1 million (i.e., $4.6 million less the $1.5 million opinion fee previously paid). Eagle Rock has also agreed to reimburse Evercore for its reasonable out-of-pocket expenses (including reasonable legal fees, expenses and disbursements), subject to specified caps depending on the type of expenditure, incurred in connection with its engagement. Eagle Rock has also agreed to indemnify Evercore and any of its members, parties, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses arising out of its engagement and any related transaction.

Evercore or its affiliates may, in the ordinary course of business, actively trade equity, debt or other securities, or related derivative securities, or other financial instruments, including bank loans and other obligations, of Eagle Rock, Vanguard or LRE or any of their respective affiliates, for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

Voting and Support Agreement

In connection with the execution of the merger agreement on May 21, 2015, Vanguard entered into a voting and support agreement (the “support agreement”) with the NGP Parties and, solely with respect to the waiver of certain provisions of an existing voting agreement as well as the termination and other miscellaneous provisions of the support agreement, Eagle Rock and Eagle Rock GP. Collectively, the NGP Parties hold units representing approximately 34.9% of the votes of Eagle Rock’s outstanding common units as of August 27, 2015.

Covenants of Supporting Unitholders

Under the support agreement, each of the NGP Parties agreed, among other things, to the following covenants:

•	Voting. Each NGP Party has agreed to vote or cause to be voted, subject to the terms of the support agreement, all units of Eagle Rock that such NGP Party owns, either beneficially or of record (the “covered units”) (i) in favor of the merger (and, in the event that the proposal to approve the merger is presented as more than one proposal, in favor of each proposal that is part of such proposal), and in favor of any other matter presented or proposed as to approval of the merger or any part or aspect thereof or any other transactions or matters contemplated by the merger agreement, and (ii) against the approval or adoption of (a) any alternative proposal or any other transaction, proposal, agreement or action made in opposition to adoption of the merger, (b) any action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the merger agreement or the performance by such NGP Party of its obligations under the support agreement, including certain specified categories of actions specified therein and (c) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or other obligation or agreement of Eagle Rock, Eagle Rock GP or any NGP Party contained in the merger agreement or of any NGP Party contained in the support agreement.
•	Waiver of NGP Voting Agreement. Eagle Rock GP, on behalf of Eagle Rock, has agreed to waive the provisions of the voting agreement by and between Eagle Rock and NGP VIII, dated as of May 3, 2011, to the extent necessary to allow the NGP Parties subject to the NGP voting agreement to comply with all of their obligations under the support agreement, including voting in favor of the merger, until the support agreement is amended, modified or terminated.

•	Irrevocable Proxy. Each NGP Party irrevocably granted to, and appointed, Vanguard and any of its designees as such NGP Party’s proxy and attorney-in-fact (with full power of substitution) to vote or cause to be voted such NGP Party’s covered units in accordance with the voting provisions summarized above until the earlier of (i) the consummation of the merger or (ii) the termination of the merger agreement pursuant to and in compliance with its terms.
•	Restrictions on Transfer. Each NGP Party has agreed not to (i) sell, transfer, assign, tender, pledge, encumber, hypothecate or otherwise dispose of such covered units (except in connection with the merger), provided that prior to the earlier of (a) the consummation of the merger or (b) the termination of the merger agreement pursuant to and in compliance its terms, each NGP Party may sell up to 15% of the covered units it held as of May 21, 2015, or (ii) enter into a voting agreement or arrangement or grant any proxy, consent or power of attorney with respect to such covered units that is inconsistent with the support agreement. In addition, on or after December 1, 2015, NGP VIII may transfer any covered units held by it to its limited partners and/or to any entity controlled by its affiliates so long as such entity agrees to be subject to the support agreement.
•	No Solicitation. Each NGP Party has agreed not to (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that would reasonably be expected to lead to an alternative proposal; (ii) enter into or participate in any discussions or negotiations regarding, or furnish to any third party any non-public information with respect to, or that could reasonably be expected to lead to, any alternative proposal; (iii) take any action to release or permit the release of any person from, or amend, waive or permit the amendment or waiver of any provision of, any “standstill” or similar agreement or provision to which Eagle Rock is or becomes a party or under which Eagle Rock has any rights; or (iv) resolve or agree to do any of the foregoing.
•	Notification of Alternative Proposal. Each NGP Party has agreed to (i) immediately cease and cause to be terminated any discussions or negotiations with any third party conducted heretofore with respect to an alternative proposal, (ii) promptly advise Vanguard in writing of any alternative proposal it receives and provide Vanguard with copies of all related written proposals or draft agreements, and (iii) keep Vanguard reasonably informed of all material developments with respect to the status and terms of any such alternative proposal, offers, inquiries or requests.

Volume Limitation

Subject to certain exceptions in the support agreement, each NGP Party has agreed not to, without Vanguard’s prior consent, for a period commencing on the closing date of the merger and continuing for 90 days thereafter (the “Limitation Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Vanguard common units or any securities convertible into or exercisable or exchangeable for Vanguard common units (including without limitation, Vanguard common units or such other securities which may be deemed to be beneficially owned by such NGP Parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of an option or warrant) (collectively, the “Restricted Securities”) or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Vanguard common units or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Vanguard common units or such other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any of the Restricted Securities except in accordance with the registration rights agreement, or (iv) sell or dispose of any Restricted Securities in an underwritten offering except in accordance with the support agreement or the registration rights agreement.

Notwithstanding the foregoing, on each trading day during the Limitation Period, the NGP Parties may offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, an aggregate number of Restricted Securities, on a daily basis, not to exceed 10% of the average daily trading volume of Vanguard common units during the four weeks immediately prior to the first day of the calendar month in which such transaction occurs.

Termination of Support Agreement

The support agreement will terminate upon the earliest to occur of (i) the earlier of (a) the consummation of the merger or (b) the termination of the merger agreement pursuant to and in compliance with its terms, (ii) the effective date of any waiver, amendment or other modification to the merger agreement that is materially adverse to the NGP Parties, and (iii) a partnership change in recommendation regarding the merger.

Consent Required for Amendment of LRE Support Agreement

Pursuant to the support agreement, Vanguard also agrees not to amend, without the consent of the NGP Parties, the amended and restated voting and support agreement, dated May 21, 2015, by and among Vanguard, Lime Rock Resources A, L.P. (“LRR A”), Lime Rock Resources B, L.P. (“LRR B”), Lime Rock Resources C, L.P. (“LRR C”), LRE, LRE GP, and, solely for the purposes of a 90-day volume limitation period, Lime Rock Management LP (“Lime Rock Management”), Lime Rock Resources II-A, L.P. (“LRR II-A”) and Lime Rock Resources II-C, L.P. (“LRR II-C”).

Registration Rights Agreement

In connection with the execution of the merger agreement on May 21, 2015, Vanguard entered into a registration rights agreement with the NGP Parties. The registration rights agreement will become effective automatically upon, and only upon, the closing of the merger. Pursuant to the registration rights agreement, Vanguard will, in its sole discretion, prepare and file with the SEC either (i) a shelf registration statement under Rule 415 of the Securities Act providing for the public resale and distribution of the Vanguard common units received by the NGP Parties as consideration in the merger or (ii) a post-effective amendment to Vanguard’s existing automatic shelf registration statement on Form S-3. Vanguard is required to file or cause to be filed such shelf registration statement within 14 days following the closing of the merger and is required to cause the registration statement to become effective as soon as reasonably practicable thereafter but in no event later than 120 days after the closing of the merger. Subject to certain conditions, at the election of the NGP Parties, Vanguard will initiate an underwritten offering under the shelf registration statement to dispose of the NGP Parties’ Vanguard common units. The NGP Parties will also receive “piggyback” rights under the registration rights agreement to participate in future underwritten public offerings of Vanguard common units effected under a registration statement other than the registration statement required under the registration rights agreement.

Pursuant to the registration rights agreement, Vanguard also agrees not to amend, without the consent of the NGP Parties, the amended and restated registration rights agreement, dated May 21, 2015, by and among Vanguard, Lime Rock Management, LRR A, LRR B, LRR C, LRR II-A and LRR II-C.

Unaudited Prospective Financial and Operating Information of Eagle Rock, Vanguard and LRE

None of Vanguard, Eagle Rock or LRE as a matter of course makes public long-term projections as to its future revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Vanguard and Eagle Rock are including the following summaries of the unaudited prospective financial and operating information solely because such information was made available to the Vanguard Board and Wells Fargo Securities (in the case of the Vanguard Projections and the Vanguard Projections for Eagle Rock described below) and the Eagle Rock Board and Evercore (in the case of the Eagle Rock Projections for Vanguard and the Eagle Rock Projections described below) in connection with their respective evaluations of the merger. Wells Fargo Securities was authorized by Vanguard to rely upon the Vanguard Projections and the Vanguard Projections for Eagle Rock described below for purposes of its analyses and opinion. Evercore was authorized by Eagle Rock to rely upon the Eagle Rock Projections for Vanguard and the Eagle Rock Projections described below for purposes of its analyses and opinion. The inclusion of the below information should not be regarded as an indication that any of Vanguard, Eagle Rock, Wells Fargo Securities, Evercore or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The unaudited prospective financial and operating information prepared by the respective managements of Vanguard, Eagle Rock and LRE was, in general, prepared solely for Vanguard’s and Eagle Rock’s and LRE’s internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. Vanguard and Eagle Rock unitholders are urged to review Vanguard’s, Eagle Rock’s and LRE’s SEC filings for a description of risk factors with respect to Vanguard’s, Eagle Rock’s and LRE’s respective businesses, as well as the section of this joint proxy statement/prospectus titled “Risk Factors.” See also “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.” The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial and operating information. In addition, the unaudited prospective financial and operating information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in the historical GAAP financial statements of Vanguard, Eagle Rock or LRE.

The base projections on which the prospective financial information of Vanguard included in this joint proxy statement/prospectus is based have been prepared by, and are the responsibility of, Vanguard’s management, and the base projections on which the prospective financial information of Eagle Rock included in this joint proxy statement/prospectus is based have been prepared by, and are the responsibility of, Eagle Rock’s management. The base projections from which the prospective financial information of LRE included in this joint proxy statement/prospectus is based have been prepared by, and are the responsibility of LRE’s management. The report of the independent registered public accounting firm of Vanguard in its Annual Report on Form 10-K for the year ended December 31, 2014 relates to Vanguard’s historical financial information. The report of the independent registered public accounting firm of Eagle Rock in its Annual Report on Form 10-K for the year ended December 31, 2014 relates to Eagle Rock’s historical financial information. The report of the independent registered public accounting firm of LRE in its Annual Report on Form 10-K for the year ended December 31, 2014 relates to LRE’s historical financial information. None of Vanguard’s independent registered public accounting firm, Eagle Rock’s independent registered public accounting firm, or any other independent accountant has compiled, examined or performed any procedures with respect to the unaudited prospective financial and operating information contained herein; accordingly no such accounting firm or accountant has expressed any opinion or any other form of assurance on such information. None of these reports extends to the unaudited prospective financial and operating information presented below and should not be read to do so. Furthermore, the following unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date such information was prepared.

Vanguard Projections

The following reflects the material unaudited prospective financial and operating data regarding Vanguard (the “Vanguard Projections”), assuming consummation of the LRE merger, included in the Vanguard Projections prepared by Vanguard management and provided to the Vanguard Board and Wells Fargo Securities. The Vanguard Projections reflect the same production estimates (other than for 2015, which is immaterially higher than the Vanguard production estimates provided to Eagle Rock due to the incorporation of Vanguard’s actual results for the first quarter of 2015) but use different oil and gas pricing and other assumptions (including interest rate assumptions) than the financial projections for Vanguard (including LRE) that Vanguard made available to Eagle Rock and Evercore on April 24, 2015 in connection with Eagle Rock’s and Evercore’s evaluations of the merger. Vanguard also made available to Eagle Rock and Evercore unaudited prospective financial and operating data regarding Vanguard without assuming consummation of the LRE merger (the “Vanguard Projections Without LRE”). After April 24, 2015, Vanguard continued to update the oil and gas pricing and other assumptions (including interest rate assumptions) to reflect more current oil and gas pricing and other assumptions that resulted in updated financial estimates. Eagle Rock and Evercore used their own oil and gas pricing and other assumptions (including interest rate assumptions) for purposes of evaluating Vanguard and the merger and were not relying upon the oil and gas pricing reflected in the financial projections for Vanguard that Vanguard made available to Eagle Rock and Evercore on April 24, 2015, as summarized below under “—Eagle Rock Projections for Vanguard As a result, Eagle Rock and Vanguard did not share their updated projections relating to Vanguard with each other.

The unaudited prospective financial and operating data set forth below do not include certain other financial projections provided to the Vanguard Board prior to the time that the Vanguard Projections were provided to the Vanguard Board because such other financial projections (i) were based on information (including regarding commodity pricing and volumes) that was dated prior to the execution of the merger agreement, (ii) were not relied upon by the Vanguard Board, Wells Fargo, the Eagle Rock Board or Evercore in connection with the merger, and/or (iii) are considered by Vanguard to not be material to Vanguard unitholders for the purpose of this joint proxy statement/prospectus.

	2015E	2016E	2017E	2018E	2019E
Average daily production (MMcfe/d)	399	407	403	400	402
Total revenue ($ in millions)	632	685	631	589	605
Total EBITDA ($ in millions)	407	435	377	336	347
Distributable cash flow ($ in millions)	173	183	117	68	73
Key Assumptions
Realized Oil Price ($/Bbl)	49.35	54.59	56.87	58.52	59.75
Realized Gas Price ($/Mcf)	2.16	2.54	2.73	2.83	2.94

In the Vanguard Projections shown above, (i) total revenue means total revenue, including hedge revenue, (ii) Total EBITDA, as prepared by Vanguard management, represents net income (loss) plus the following adjustments: net interest expense; depreciation, depletion, amortization, and accretion; impairment of oil and natural gas properties; net gains or losses on commodity derivative contracts; cash settlements on matured commodity derivative contracts; net gains or losses on interest rate derivative contracts; gain on acquisition of oil and natural gas properties; Texas margin taxes; and compensation related items, which include unit-based compensation expense and unrealized fair value of phantom units granted to officers, and (iii) distributable cash flow represents Total EBITDA, less net interest expense, estimated capital expenditures and distributions to preferred unitholders. Maintenance capital expenditures represent the amount of capital required to offset the decrease in production from the prior year due to the decline in proved developed producing production. Vanguard estimated these amounts based on then-current projections and expectations, and did not undertake to adjust any historical amounts. Vanguard management provided this information to the Vanguard Board and Wells Fargo because Vanguard believed it could be useful in evaluating, on a prospective basis, Vanguard’s potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Vanguard and Eagle Rock may not be comparable to similarly titled amounts used by other companies.

Eagle Rock Projections

The following reflects the material unaudited prospective financial and operating data regarding Eagle Rock’s operations (the “Eagle Rock Projections”) provided to the Eagle Rock Board and Evercore in connection with their respective evaluations of the merger. The Case II Eagle Rock Projections described below reflect the same production estimates but use different oil and gas pricing and other assumptions (including interest rate assumptions) than the financial projections for Eagle Rock that Eagle Rock last made available to Vanguard and Wells Fargo on May 5, 2015 in connection with Vanguard’s and Well Fargo’s evaluations of the merger. After May 5, 2015, Eagle Rock continued to update the oil and gas pricing and other assumptions (including interest rate assumptions) to reflect more current oil and gas pricing and other assumptions that resulted in updated financial estimates. Vanguard and Wells Fargo used Vanguard’s oil and gas pricing and other assumptions (including interest rate assumptions) for purposes of evaluating Eagle Rock and the merger and were not relying upon the oil and gas pricing reflected in the financial projections for Eagle Rock that Eagle Rock last made available to Vanguard and Wells Fargo on May 5, 2015, as summarized below under “—Vanguard Projections for Eagle Rock.” As a result, Eagle Rock and Vanguard did not share their updated projections relating to Eagle Rock with each other.

The data reflect certain oil and gas pricing assumptions of Eagle Rock. The unaudited prospective financial and operating data set forth below do not include certain other financial projections provided to the Eagle Rock Board prior to the time that the Eagle Rock Projections were provided to the Eagle Rock Board because such other financial projections (i) were based on information (including regarding commodity pricing and volumes) that was dated as of the time immediately prior to the execution of the merger agreement, (ii) were not relied upon by the Eagle Rock Board, Evercore, the Vanguard Board or Wells Fargo Securities in connection with the merger, and (iii) are considered by Eagle Rock to not be material to Eagle Rock unitholders for the purpose of this joint proxy statement/prospectus.

The Eagle Rock Projections consisted of two sets of unaudited prospective financial and operating data for the years 2015E through 2019E prepared by the management of Eagle Rock: (i) the Case I Eagle Rock Projections and (ii) the Case II Eagle Rock Projections.

Case I

The Case I Eagle Rock Projections were prepared by Eagle Rock’s management using the following key assumptions: (i) Eagle Rock’s view of its drilling and development program from 2015E to 2019E and the resulting production profile of its underlying assets and drilling results, (ii) a risking of 2-3% annual production downtime, depending on the asset, and a 10% risking of the reserve and production results from its drilling program for all proved undeveloped, probable and possible production volumes, (iii) Henry Hub natural gas pricing, West Texas Intermediate (“WTI”) crude oil (with such pricing based on the NYMEX strip price as of May 15, 2015) and sulfur pricing as set forth in the table below, (iv) the correlations of natural gas liquids (“NGLs”) to crude oil set forth below, (v) all ETP Units held by Eagle Rock would be sold by June 30, 2015, (vi) Eagle Rock’s borrowing base under its credit agreement would be reduced to $240 million in the fourth quarter of 2015 and would remain at that level through the end of 2019E and (vii) distributions on Eagle Rock common units of $0.07 per quarter through the end of 2019E.

Case I Assumptions

	2015E	2016E	2017E	2018E	2019E
WTI – Crude Oil ($ / Bbl)	$61.44	$63.79	$65.62	$67.09	$68.06
HHUB – Natural Gas ($ / MMBtu)	3.13	3.27	3.37	3.46	3.56
Sulfur ($ / LTon)	134.75	125.00	125.00	125.00	125.00

NGL Correlation to WTI
Ethane	14%	14%	16%	16%	16%
Propane	39%	38%	39%	40%	39%
Normal Butane	48%	46%	47%	48%	47%
Iso Butane	49%	47%	48%	47%	46%
Pentanes Plus	92%	88%	87%	86%	85%
Realized NGL Price (% of WTI)	27%	29%	29%	30%	30%

Case I Eagle Rock Projections

The following table presents the Case I Eagle Rock Projections (with dollar figures in millions, except per unit amounts) of Eagle Rock’s management based on the foregoing assumptions.

	2015E	2016E	2017E	2018E	2019E
Average Daily Net Production (Boe)	13,129	12,874	15,533	15,210	16,195
Total Sales Revenue	$129.1	$134.0	$161.4	$163.8	$184.9
Adjusted EBITDA	$93.2	$80.1	$86.1	$85.7	$103.2
Distributable Cash Flow per common unit	$0.29	$0.17	$0.17	$0.18	$0.28

Case II

The Case II Eagle Rock Projections were prepared using substantially the same drilling and production assumptions as Case I and modified for the following key assumptions: (i) sulfur pricing as set forth in the table below (with such sulfur pricing being $5.00/LTon higher from 2016E through 2019E than the sulfur pricing levels utilized in the assumptions of the Case I Eagle Rock Projections set forth above), (ii) the correlations of natural gas liquids to crude oil set forth below (based on NGL pricing in the April 30, 2015 Wells Fargo Securities Equity Research “NGL Snapshot: April 2015” forecast), (iii) no risking as to annual production downtime and no risking of the reserve and production results from its drilling program for the proved undeveloped, probable and possible production volumes and (iv) the borrowing base under Eagle Rock’s credit agreement remaining at $270 million through the 2019E.

Case II Assumptions

2015E	2016E	2017E	2018E	2019E
WTI - Crude Oil ($/Bbl)	$61.44	$63.79	$$65.62	$67.09	$68.06
HHUB - Natural Gas ($/MMBtu)	3.13	3.27	3.37	3.46	3.56
Sulfur ($/Lton)	134.75	130.00	130.00	130.00	130.00

NGL Correlation to WTI
Ethane	13%	13%	19%	19%	19%
Propane	42%	49%	59%	58%	57%
Normal Butane	52%	62%	73%	71%	70%
Iso Butane	55%	67%	77%	76%	75%
Pentanes Plus	90%	98%	96%	94%	93%
Realized NGL Price (% of WTI)	28%	36%	43%	42%	42%

Case II Eagle Rock Projections

The following table presents the Case II Eagle Rock Projections (with dollar figures in millions, except per unit amounts) of Eagle Rock’s management based on the foregoing assumptions.

	2015E	2016E	2017E	2018E	2019E
Average Daily Net Production (Boe)	13,382	13,713	17,117	16,665	17,990
Total Sales Revenue	$133.3	$150.8	$194.6	$193.3	$219.1
Adjusted EBITDA	$95.8	$93.0	$117.2	$113.4	$135.4
Distributable Cash Flow per common unit	$0.30	$0.26	$0.38	$0.38	$0.52

In each of the Case I Eagle Rock Projections and the Case II Eagle Rock Projections, (i) total sales revenue means total revenue, less hedge revenues, (ii) Adjusted EBITDA, as prepared by Eagle Rock management and presented above, represents expected net income (loss) plus or (minus) income tax provision (benefit); interest-net, including gains and losses arising from interest rate risk management instruments that settled during the period and other expense; depreciation, depletion and amortization expense; impairment expense; other operating expense, non-recurring; other non-cash operating and general and administrative expenses, including non-cash compensation related to the Partnership’s equity-based compensation program; mark-to-market (gains) losses on commodity and interest rate risk management related instruments; (gains) losses on discontinued operations; and other (income) expense (but excluding any distributions on the ETP Units or Regency common units owned by Eagle Rock); and (iii) distributable cash flow per common unit represents Adjusted EBITDA, minus maintenance capital expenditures, cash interest expense, cash income taxes and the addition of losses or subtraction of gains relating to other miscellaneous non-cash amounts affecting net income (loss) for the period, divided by the total number of outstanding common units. Maintenance capital expenditures represent capital expenditures necessary to maintain the Partnership’s production.

Eagle Rock estimated these amounts based on then-current projections and expectations, and did not undertake to adjust any historical amounts based on the actual impact of such expenditures on production. As a result, the included amount of maintenance capital expenditures could fail to maintain production if actual performance does not meet Eagle Rock’s projections and expectations, including, without limitation, on account of: (i) unanticipated mechanical issues; (ii) unanticipated delays; (iii) poorer than expected production performance of Eagle Rock’s new wells and recompletions; and/or (iv) unanticipated loss of, or higher than anticipated decline in, existing production.

Vanguard estimated these amounts based on then-current projections and expectations, and did not undertake to adjust any historical amounts. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Vanguard and Eagle Rock may not be comparable to similarly titled amounts used by other companies.

Eagle Rock management provided this information to the Eagle Rock Board and Evercore and to Vanguard (with respect to the Case II Eagle Rock Projections) because Eagle Rock believed it could be useful in evaluating, on a prospective basis, Eagle Rock’s potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Eagle Rock may not be comparable to similarly titled amounts used by other companies.

Eagle Rock Projections for Vanguard

The following tables reflects the material unaudited prospective financial and operating data regarding Vanguard’s operations reviewed by the Eagle Rock Board and Evercore (“Eagle Rock Projections for Vanguard”). In preparing the Eagle Rock Projections for Vanguard, Eagle Rock management updated the Vanguard Projections and the Vanguard Projections Without LRE to reflect the following assumptions: (i) adjusted pricing to NYMEX strip pricing, (ii) updated Vanguard’s unit count as of May 18, 2015 as provided by Vanguard, (iii) updated hedges as of May 18, 2015 as provided by Vanguard, (iv) updated 2016 to 2019 forecast general and administrative expense to reflect management receiving cash compensation (instead of equity compensation) consistent with Vanguard’s past practice as requested by Eagle Rock management and (v) updated the future revolver balance to reflect the borrowing base agreed to with Vanguard’s lenders. Each of the cases set forth below of Vanguard that includes LRE reflects the following additional assumptions effective as of June 30, 2015, each of which assumptions was provided to Eagle Rock and Evercore by Vanguard: (i) 15.5 million units issued to LRE unitholders and an additional 3.6 million units issued to the public through Vanguard’s at-the-market program to repay LRE’s $50.0 million term loan and for general partnership purposes, (ii) an LRE revolver balance of $240.0 million, an LRE term loan of $50.0 million and transaction fees of $9.3 million added to the balance of Vanguard’s reserve-based credit facility, (iii) a redetermination of Vanguard’s borrowing base under its reserve-based credit facility to $1.6 billion followed by a further $200.0 million increase following the consummation of the LRE merger and (iv) incremental (for Vanguard) general and administrative expenses of $1.9 million and $2.1 million in 2015E and 2016E and thereafter, respectively, compared to 2014 actual LRE stand-alone general and administrative expenses of $11.5 million. In addition, each of the Case I Eagle Rock Financial Projections for Vanguard used the Case I correlations of NGL to crude oil as set forth above under “—Eagle Rock Projections—Case I Assumptions” with realized NGL prices as a percentage of WTI of between 31% and 34% for all periods shown. Each of the Case II Eagle Rock Financial Projections for Vanguard used the Case II correlations of NGL to crude oil as set forth above under “—Eagle Rock Projections—Case II Assumptions” with realized NGL prices as a percentage of WTI of between 33% and 50% for all periods shown.

Case I Eagle Rock Projections for Vanguard

The following table presents the Case I Eagle Rock Projections for Vanguard (with dollar figures in millions, except per unit amounts) prepared by Eagle Rock’s management based on the foregoing assumptions.

    Without LRE

	2015E	2016E	2017E	2018E	2019E
Average Daily Net Production (Boe)	63,376	62,661	62,493	62,696	63,138
Total Sales Revenue	$450.3	$507.9	$531.8	$550.6	$567.6
EBITDA	$380.3	$383.1	$333.5	$316.9	$327.8
Distributable Cash Flow per common unit	$1.79	$1.71	$1.08	$0.90	$1.02

    With LRE

	2015E	2016E	2017E	2018E	2019E
Average Daily Net Production (Boe)	66,366	67,895	67,140	66,671	66,936
Total Sales Revenue	$487.1	$573.9	$591.5	$602.4	$618.2
EBITDA	$420.3	$444.1	$385.1	$346.8	$357.0
Distributable Cash Flow per common unit	$1.93	$1.81	$1.24	$0.87	$0.97

Case II Eagle Rock Projections for Vanguard

The following table presents the Case II Eagle Rock Projections of Vanguard (with dollar figures in millions, except per unit amounts) prepared by Eagle Rock’s management based on the foregoing assumptions.

    Without LRE

	2015E	2016E	2017E	2018E	2019E
Average Daily Net Production (Boe)	63,376	62,661	62,493	62,696	63,138
Total Sales Revenue	$453.6	$524.3	$558.1	$574.6	$591.2
EBITDA	$382.7	$398.1	$357.4	$338.7	$349.3
Distributable Cash Flow per common unit	$1.82	$1.88	$1.37	$1.16	$1.29

    With LRE

	2015E	2016E	2017E	2018E	2019E
Average Daily Net Production (Boe)	66,366	67,895	67,140	66,671	66,936
Total Sales Revenue	$490.4	$590.4	$617.8	$626.4	$641.8
EBITDA	$422.5	$459.1	$409.1	$368.7	$378.5
Distributable Cash Flow per common unit	$1.95	$1.95	$1.47	$1.09	$1.23

For the Eagle Rock Projections for Vanguard, Eagle Rock estimated these amounts based on then-current projections and expectations, and did not undertake to adjust any historical amounts. Eagle Rock management provided this information to the Eagle Rock Board and Evercore because Eagle Rock believed it could be useful in evaluating, on a prospective basis, Vanguard’s potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Vanguard and Eagle Rock may not be comparable to similarly titled amounts used by other companies.

Vanguard Projections for Eagle Rock

The following table reflects the material unaudited prospective financial and operating data regarding Eagle Rock’s operations included in the Vanguard Projections for Eagle Rock reviewed by the Vanguard Board and Wells Fargo Securities (the “Vanguard Projections for Eagle Rock”). Vanguard’s financial projections for Eagle Rock as reviewed the Vanguard Board and Wells Fargo Securities reflect Vanguard’s oil and gas pricing and other assumptions (including interest rate assumptions) as applied on May 19, 2015 to the

Eagle Rock Case II production assumption estimates summarized above under “—Eagle Rock Projections,” which was the only case Eagle Rock provided to Vanguard on May 5, 2015 for purposes of evaluating Eagle Rock and the proposed merger.

	2015E	2016E	2017E	2018E	2019E
Average daily production (MMcfe/d)	80	82	103	100	108
Total revenue ($ in millions)	178	171	185	184	209
Total EBITDA ($ in millions)	95	88	98	97	119
Distributable cash flow ($ in millions)	46	35	40	40	61
Key Assumptions
Realized Oil Price ($/Bbl)	46.51	52.06	55.02	56.87	58.99
Realized Gas Price ($/Mcf)	2.67	2.84	2.91	3.01	3.13

For the Vanguard Projections for Eagle Rock, Vanguard estimated these amounts based on then-current projections and expectations, and did not undertake to adjust any historical amounts. As a result, Vanguard’s financial forecast of Eagle Rock differs from the financial forecast described in the Eagle Rock Case II above. Vanguard management provided this information to the Vanguard Board and Wells Fargo because Vanguard believed it could be useful in evaluating, on a prospective basis, Eagle Rock’s potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Vanguard and Eagle Rock may not be comparable to similarly titled amounts used by other companies.

General

No assurances can be given that the assumptions made in preparing the above unaudited prospective financial and operating information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial and operating information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict and many of which are beyond the control of Vanguard, Eagle Rock and LRE and will be beyond the control of the combined entity resulting from the merger. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial and operating information, regardless of whether the merger is completed.

In addition, although presented with numerical specificity, the above unaudited prospective financial and operating information reflects numerous assumptions and estimates as to future events made by Eagle Rock management (with respect to the Eagle Rock Projections and the Eagle Rock Projections for Vanguard) and Vanguard and LRE management (with respect to the Vanguard Projections and the Vanguard Projections for Eagle Rock) that each believed were reasonable at the time the respective unaudited prospective financial and operating information was prepared. Vanguard unitholders and Eagle Rock unitholders are urged to review Vanguard’s, Eagle Rock’s and LRE’s most recent SEC filings for a description of Vanguard’s, Eagle Rock’s and LRE’s reported results of operations and financial condition and capital resources, respectively, during 2014 and 2015, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Vanguard’s Annual Report on Form 10-K, Eagle Rock’s Annual Report on Form 10-K and LRE’s Annual Report on Form 10-K, each for the year ended December 31, 2014, and Vanguard’s Quarterly Report on Form 10-Q, Eagle Rock’s Quarterly Report on Form 10-Q and LRE’s Quarterly Report on Form 10-Q, each for the quarterly periods ended March 31, 2015 and June 30, 2015.

Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial and operating information set forth above. No representation is made by Vanguard, Eagle Rock, LRE, their respective financial advisors or auditors or any other person to any Vanguard unitholder or any Eagle Rock unitholder regarding the ultimate performance of Vanguard, Eagle

Rock or LRE compared to the information included in the above unaudited prospective financial and operating information. The inclusion of unaudited prospective financial and operating information in this joint proxy statement/prospectus should not be regarded as an indication that such prospective financial and operating information will be an accurate prediction of future events, and such information should not be relied on as such.

VANGUARD, EAGLE ROCK AND LRE DO NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL AND OPERATING INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OR NON-OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL AND OPERATING INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Interests of Directors and Executive Officers of Eagle Rock G&P in the Merger

In considering the recommendation of the Eagle Rock Board that you vote to approve the merger agreement, you should be aware that aside from their interests as unitholders of Eagle Rock, Eagle Rock G&P’s directors and executive officers have interests in the merger that are different from, or in addition to, those of other unitholders of Eagle Rock generally. Except as noted below, the members of the Eagle Rock Board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the unitholders of Eagle Rock that the merger agreement be approved. See “— Background of the Merger” and “— Recommendation of the Eagle Rock Board and Its Reasons for the Merger.” Eagle Rock’s unitholders should take these interests into account in deciding whether to vote “FOR” the approval of the merger agreement. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.

Assumptions Regarding the Interests of Executive Officers

At the time of this filing, Vanguard has not extended an offer of employment to any Eagle Rock G&P executive officer, and the parties do not expect any of the Eagle Rock G&P executive officers to continue their employment with Vanguard following the merger. Solely for purposes of describing all potential employment scenarios that are addressed within the merger agreement, the descriptions below contain information about the compensation and benefits that the executive officers could receive in various scenarios. But due to the fact that no Eagle Rock G&P executive officers are expected to continue their employment with Vanguard, the quantification of severance and other benefits have only been provided with respect to a termination without cause that occurs in connection with the merger. The disclosures regarding the quantification of monetary benefits reflect Eagle Rock’s best estimate of potential payments and benefits that could be paid to the applicable executive officers, but actual amounts that could become payable to any individual cannot be known until the date of the merger is known and until the price of Eagle Rock and Vanguard common units at the applicable transaction dates are known.

Treatment of LTIP Awards for Continuing Executive Officers

Although it is expected that no Eagle Rock G&P executive officer will continue employment with Vanguard following the merger, under the merger agreement, as more fully described in the section titled “The Merger Agreement — Treatment of Equity Awards,” for any Eagle Rock executive officer that continues employment with Vanguard following the merger, each Eagle Rock restricted unit and performance unit held by that executive officer that is outstanding and unvested immediately prior to the effective time of the merger would, automatically and without any action on the part of the holder of such Eagle Rock restricted unit or performance unit, be converted into new awards of restricted units based on the common units of Vanguard. With respect to any Eagle Rock performance units, the performance period would be deemed to end immediately prior to the closing of the merger, and actual performance would be calculated immediately prior to the closing of the merger. The executive officer’s target performance unit awards would then be adjusted accordingly to reflect the performance achieved at the time of the calculation. The current outstanding Eagle Rock performance unit awards are designed to vest within the range of 0 – 200% of the target award number granted to the executive officers. Eagle Rock will not be able to calculate actual performance until immediately prior to the closing of the merger. Therefore at the time of this filing it is unknown how many performance units could be deemed to be held by any individual at the time the conversion to Vanguard restricted units could occur. If Eagle Rock has not satisfied the threshold performance requirements at the time that the merger closes, it is possible that the executive officers would forfeit all performance unit awards in connection with the merger without any consideration.

If the executive officers were continuing their employment with Vanguard following the merger, the merger agreement states that each Eagle Rock restricted unit and performance unit (including the number of performance units that an executive officer would be deemed to hold following the calculation and adjustment of awards for any applicable performance conditions) would be converted into a restricted unit award based on Vanguard’s common units. The conversion would occur by taking the number of Eagle Rock restricted units and performance units held by the applicable executive officer and multiplying that by the exchange ratio of one Eagle Rock common unit to 0.185 Vanguard common unit, rounded down to the nearest whole Vanguard restricted unit. Each new Vanguard restricted unit would represent the right of the executive officer to receive a Vanguard common unit upon the lapse of the vesting restrictions imposed upon the award. Vanguard would assume the award agreements that governed the old Eagle Rock restricted unit and performance unit awards, and thus the new Vanguard restricted units would contain all of the same terms and conditions, including remaining vesting schedules, that were applicable to the Eagle Rock awards prior to the merger (subject to any adjustments made on account of the merger).

Treatment of LTIP Awards for Directors and Executive Officers Not Continuing with Vanguard

As more fully described within the section above titled “The Merger Agreement — Treatment of Equity Awards,” with respect to each director of Eagle Rock G&P, and any executive officers of Eagle Rock G&P that do not receive an offer of employment from Vanguard, or the offer that the executive officer receives and rejects was not a “Qualified Offer” (as defined below), the director or executive officer, as applicable, will receive immediate and full acceleration of his or her Eagle Rock outstanding restricted units and performance units immediately prior to the closing of the merger, and such restricted units and performance units will be converted into the right of an Eagle Rock unitholder generally to receive the merger consideration. The merger consideration provided to each Eagle Rock unitholder generally is described in greater detail within the section titled “The Merger Agreement — Merger Consideration.”

A “Qualified Offer” is defined within the merger agreement to be an offer of employment that would provide the employee with (a) a base salary that is equal to or greater than what the employee was receiving prior to the merger; (b) incentive opportunities that are no less favorable than the opportunities that the employee was receiving prior to the merger; and (c) other employee benefits (such as health and welfare benefits) that are no less favorable than the benefits that the employee was receiving prior to the merger; and, additionally, (d) would not require the employee to provide services at a location that is more than 50 miles away from the location at which the employee would normally provide services to Eagle Rock. If an executive officer receives a Qualified Offer from Vanguard and rejects the Qualified Offer, the executive officer’s Eagle Rock restricted units and performance units will be forfeited without consideration immediately prior to the close of the merger.

However, as of the date of this joint proxy statement/prospectus, none of the executive officers of Eagle Rock G&P have received an offer of employment from Vanguard, and are not expected to receive one.

Quantification of Value of Accelerated Eagle Rock LTIP Awards for Directors and Executive Officers not Continuing with Vanguard

The following table sets forth for each member of the Eagle Rock Board, as well as for Eagle Rock G&P executive officers, the number of Eagle Rock restricted units deemed to be held by such individual as of the date of this filing and the estimated value of the acceleration of the vesting of those awards as a result of the merger. As noted above, the performance units held by the executive officers may vest anywhere on a scale of 0 – 200% of the target number granted to that individual, but Eagle Rock is conservatively reflecting a potential 200% vesting within these disclosures. None of the Eagle Rock Board directors hold performance units, therefore the only awards reflected in the table below for those individuals constitute restricted unit awards subject to time-based vesting. Solely for purposes of calculating the potential interests of each executive officer in connection with the merger, the table below assumes that none of the executive officers will receive an offer of employment from Vanguard. For purposes of this table, the per unit value of the Eagle Rock restricted units and performance units was calculated by multiplying the number of Eagle Rock restricted units and performance units that will be accelerated by $3.00, determined by multiplying the exchange ratio by $16.19, the average closing price of Vanguard common units over the first five business days following the first public announcement of the transaction. The actual value of the acceleration of the Eagle Rock restricted units and performance units cannot be determined with any certainty until the actual acceleration occurs, but the table below assumes that the merger will close on August 31, 2015. In the event that Eagle Rock makes a distribution with respect to its common units prior to the closing of the merger, the equity award holders will be deemed to receive that distribution in the form of additional awards (either restricted unit awards or performance unit awards, consistent with the terms of the underlying awards), which could modify the number of awards set forth below for each individual, but as of the date of this filing Eagle Rock has not set a date or a value for any potential future distributions.

Executive Name	Number of Time-Based Eagle Rock Restricted Units to be Accelerated (#)	Number of Performance Units to be Accelerated at 200% (#)	Value of Accelerated Eagle Rock Restricted Units ($)
Joseph A. Mills	579,290	905,554	$4,454,533
Charles C. Boettcher	244,695	391,602	$1,908,890
Robert Haines	215,149	356,371	$1,714,561
Roger A. Fox	193,493	344,930	$1,615,271
Director Name
Christopher D. Ray	N/A	N/A	N/A
William K. White	44,984	N/A	$134,952
William A. Smith	44,984	N/A	$134,952
Herbert C. Williamson, III	44,984	N/A	$134,952
David W. Hayes	N/A	N/A	N/A
Peggy A. Heeg	44,984	N/A	$134,952
Philip B. Smith	44,984	N/A	$134,952

Members of the Eagle Rock Board who serve on the Conflicts Committee, specifically Herbert C. Williamson, III, William A. Smith and Peggy A. Heeg, have received a fee of $10,000 for their services in connection with the merger. In addition, Mr. Williamson, as Chairman of the Conflicts Committee, upon invocation of the Conflicts Committee, received an additional fee of $3,500 for his service as Chairman. Except as set forth in the preceding sentences, members of the Eagle Rock Board will not receive any payments or benefits in connection with the merger other than as noted within the table above with respect to the acceleration of their outstanding equity awards, and as noted below in the section titled “— Indemnification and Insurance.”

Executive Change of Control Agreements

Eagle Rock maintains individual change in control severance agreements with its executive officers (i.e., the Chief Executive Officer and the Senior Vice Presidents) (the “Executive COC Agreements”), and maintains similar change in control severance agreements with certain non-executive officers that are not included within these disclosures. The Executive COC Agreements are designed as “double trigger” arrangements, meaning that no payments or other benefits become due under the agreements unless the executive officer’s employment is terminated without cause or by the executive for good reason (each as defined below) within six months before or two years after the occurrence of a change of control (as defined below). Additionally, if the executive officer’s termination is within six months before the occurrence of a change of control, he or she must demonstrate that the termination was in anticipation of a change of control with the intention of avoiding payments under the Executive COC Agreement. The determination of whether the individual seeking benefits has demonstrated sufficient facts will be made by a majority of the Eagle Rock Board (in the case of the Mr. Mills) or the compensation committee of the Eagle Rock Board (in the case of the remainder of the officers of Eagle Rock G&P).

The payments and benefits due to an executive officer upon a qualifying termination under the Executive COC Agreements are: (i) accrued but unpaid salary, earned but unpaid performance bonus for a completed fiscal year prior to the date of termination, reimbursement of eligible expenses incurred through the date of termination, and any employee benefits to which the executive officer may be entitled pursuant to the terms governing such benefits; (ii) a pro rata performance bonus for the calendar year of termination, payable in a lump sum within 60 days following the later of the change of control or the executive officer’s date of termination; (iii) a lump sum amount equal to 2.5 times (or 3.0 times in the case of Mr. Mills) the sum of the officer’s base salary plus the officer’s target performance bonus for the year in which the change of control occurs, payable within 60 days following the later of the change of control or the executive officer’s date of termination; (iv) continuation of medical and dental benefits for 30 months (or 36 months in the case of Mr. Mills) following the date of termination; and (v) reimbursement of the cost of outplacement services up to $30,000 incurred during the one year period beginning on the date of termination. Payment of these amounts is contingent upon an executive officer’s execution and delivery and non-revocation of a general release of claims.

The analysis below assumes that each executive officer that maintains an Executive COC Agreement will be terminated without cause (as defined within the Executive COC Agreements) in connection with the merger. In the event that the executive officers are terminated without cause in connection with the merger, they will be eligible to receive the payments and benefits described above and quantified as applicable to each executive officer below. This analysis assumes that August 31, 2015 would be the closing date for the merger, so the pro rata bonus amounts disclosed below could increase or decrease based on the actual closing date for the merger.

Executive Name	Severance Payment (multiple of base salary and bonus) ($)	2015 Pro Rata Bonus ($)(*)	Value of Continued Medical ($)	Outplacement Services ($)	Total ($)
Joseph A. Mills	3,420,000	380,000	87,579	30,000	3,917,579
Charles C. Boettcher	1,443,750	165,000	72,982	30,000	1,711,732
Robert Haines	1,334,375	152,500	72,982	30,000	1,589,857
Roger A. Fox	1,334,375	152,500	56,423	30,000	1,573,298

The terms applicable to the Executive COC Agreements are generally defined as follows:

(1)	The term “cause” means a determination made by 2/3rds of the Eagle Rock Board that an individual (i) willfully and continually failed to substantially perform his duties, which continued for a period of 30 days after written notice thereof, or (ii) willfully engaged in conduct that is demonstrably and materially injurious to Eagle Rock, in which case the individual shall be entitled to receive written notice of such conduct and shall have the opportunity to be heard by the Eagle Rock Board.
(2)	A “change of control” means: (i) the acquisition by any person or group of 40% or more of either Eagle Rock’s outstanding equity securities or the combined voting power of Eagle Rock’s outstanding voting securities, subject to certain exceptions; (ii) the acquisition by any person or group of 40% or more of the combined voting power of the then outstanding voting securities of Eagle Rock GP or Eagle Rock G&P subject to certain exceptions; (iii) the limited partners of Eagle Rock approve a plan of complete liquidation; (iv) a reorganization, merger or consolidation involving Eagle Rock or a sale of all or substantially all of Eagle Rock’s assets, unless, following such event, ownership or effective control has not been sufficiently changed; or (v) the current members of the Eagle Rock Board, and certain future members who are appointed or elected other than through a contested election, cease for any reason to constitute at least a majority of the Eagle Rock Board. The merger between Eagle Rock and Vanguard will satisfy the definition of a change of control within the Executive COC Agreements.
(3)	The term “good reason” means: (i) a substantial reduction in an individual’s status, title, position or responsibilities or the assignment of duties or responsibilities inconsistent with an individual’s status, title, position or responsibilities; (ii) a reduction in an individual’s annual base salary; (iii) a change in the geographic location at which the individual must perform services to a location more than 35 miles from the location at which the individual normally performs such services; (iv) Eagle Rock’s failure to continue in effect any material compensation or benefit plan in which the individual was participating or to provide the individual with compensation and benefits at least equal (in terms of benefit levels and/or reward opportunities) to those previously provided for under each compensation or employee benefit plan, program and practice; (v) any material breach by Eagle Rock of any provision of the applicable agreement or of any provision of an individual’s employment agreement, if any; or (vi) any purported termination of an individual’s employment for “cause” by Eagle Rock that does not otherwise comply with the terms of the applicable agreement or the individual’s employment agreement, if any.

Restrictive Covenant Agreements

Eagle Rock G&P maintains noncompete and/or nonsolicitation agreements with its executive officers.

Robert Haines and Charles Boettcher are each party to a Confidentiality and Non-Solicitation Agreement with Eagle Rock G&P (the “Confidentiality Agreements”) in the same form as entered into between Eagle Rock G&P and all other officers (aside from Messrs. Mills and Fox, as discussed below) and certain key employees. For a period of twelve months following a termination of their employment for any reason, Messrs. Haines and Boettcher would be prohibited from soliciting employees to terminate their employment, refrain from renewing their employment, or to encourage them to become employed by a non-affiliated entity. Also during the twelve month period following either such executive officer’s termination, such executive officer may not solicit any customer or client to discontinue their relationship with Eagle Rock and its affiliates. The Confidentiality Agreements also subject Messrs. Haines and Boettcher to customary confidentiality restrictions. Neither Mr. Haines nor Mr. Boettcher are entitled to receive any payments or benefits under the Confidentiality Agreements.

Eagle Rock G&P has provided Mr. Haines and Mr. Boettcher with notices dated May 21, 2015 informing them of certain amendments to the Confidentiality Agreements which would become effective upon (and are contingent upon the occurrence of) the closing of the merger, which notices were acknowledged and agreed to by each of Mr. Haines and Mr. Boettcher on May 21, 2015. The amendments modify the terms of the agreements’ non-solicitation provisions so that they continue to apply to active employees and service providers but no longer extend to former employees and service providers who had been employees or service providers in the preceding 90 days.

Joe Mills

Mr. Mills entered into a Confidentiality and Noncompete Agreement with Eagle Rock G&P, as amended on August 3, 2012 and on May 21, 2015 (the “Mills Noncompete Agreement”). The purpose of the agreement was to protect Eagle Rock G&P and its affiliates from unfair loss of goodwill and business advantage and to shield Mr. Mills from pressure to use or disclose confidential information or to trade on the goodwill belonging to Eagle Rock G&P and its affiliates. The agreement places a noncompete restriction on Mr. Mills following a termination of employment that could last for a period of up to eighteen months, depending on the reason for Mr. Mills’ termination. In the event that Mr. Mills voluntarily resigns, he is terminated for cause (as defined below) or Mr. Mills is found to have breached certain covenants regarding confidentiality, noncompete restrictions or improper retention of company information or property, his noncompete period would be eighteen months. In the event that he is terminated other than for cause and he is not in breach of any of the applicable covenants within the Mills Noncompete Agreement at the time of that termination, the noncompete period will last for the period of time that Eagle Rock G&P, Eagle Rock, Eagle Rock GP and their subsidiaries has determined, in their discretion, to provide him with severance payments (described below), but in no event shall that period be longer than eighteen months. The May 21, 2015 amendment is described in greater detail below.

Severance payments that could be made to Mr. Mills under the Mills Noncompete Agreement would consist of a monthly payment equal to two times the regular monthly salary that Mr. Mills was receiving immediately prior to the applicable termination date. Using the assumption that Mr. Mills is terminated without cause in connection with the merger, he could receive monthly payments of $95,000 for the length of time that his noncompetition restrictions are enforced. If the full eighteen month period is utilized, that amount would equal $1,710,000 in the aggregate.

The term “cause” is generally defined within the Mills Noncompete Agreement as any of the following: (i) Mr. Mills’ conviction of, or plea of nolo contendere to, any felony or to any crime or offense causing substantial harm to Eagle Rock G&P, Eagle Rock, Eagle Rock GP and their subsidiaries or involving acts of theft, fraud, embezzlement, moral turpitude or similar conduct; (ii) Mr. Mills’ repeated intoxication by alcohol or drugs during the performance of his duties in a manner that materially and adversely affects his performance of such duties; (iii) Mr. Mills’ malfeasance in the conduct of his duties; or (iv) Mr. Mills’ material failure to perform the duties of his employment or engagement or material failure to follow or comply with the reasonable and lawful written directives after his has been informed, in writing, of such material failure and given a period of not less than 60 days to remedy the conduct.

The May 21, 2015 amendment to the Mills Noncompete Agreement will only become effective upon (and is contingent upon the occurrence of) the closing of the merger. The amendment would: (i) add a date qualifier to the definition of the “Company” to which certain restrictive covenant protections extend so that the definition of “Company” includes the Eagle Rock G&P, Eagle Rock, Eagle Rock GP and its and their direct and indirect subsidiaries as exist as of May 21, 2015; and (ii) modify the terms of the agreement’s employee non-solicitation provisions so that they continue to apply to the Company (as defined in the Mills Noncompete Agreement) employees but no longer extend to other persons who had been employees in the preceding 90 days.

Roger Fox

Mr. Fox entered into a Confidentiality, Non-Competition, and Non-Solicitation Agreement with Eagle Rock G&P on March 26, 2012, as amended on May 21, 2015 (the “Fox Noncompete Agreement”). The purpose of the agreement was to protect Eagle Rock G&P and its affiliates from unfair loss of goodwill and business advantage and to shield Mr. Fox from pressure to use or disclose confidential information or to trade on the goodwill belonging to Eagle Rock G&P and its affiliates. The agreement places a noncompete restriction on Mr. Fox following a termination of employment that could last for a period of up to twelve months, depending on the reason for Mr. Fox’s termination. In the event that Mr. Fox voluntarily resigns, is terminated for cause (as defined below) or is found to have breached certain covenants regarding confidentiality, noncompete restrictions or improper retention of company information or property, his noncompete period would be twelve months. In the event that he is terminated other than for cause and he is not in breach of any of the applicable covenants within the Fox Noncompete Agreement at the time of that termination, the noncompete period will last for the period of time that Eagle Rock G&P, Eagle Rock, Eagle Rock GP and their subsidiaries has determined, in their discretion, to provide him with severance payments (described below), but in no event shall that period be longer than twelve months. The May 21, 2015 amendment is described in greater detail below.

Severance payments that could be made to Mr. Fox under the Fox Noncompete Agreement would consist of a monthly payment equal to the regular monthly salary that Mr. Fox was receiving immediately prior to the applicable termination date. Using the assumption that Mr. Fox is terminated without cause in connection with the merger, he could receive monthly payments of $25,416 for the length of time that his noncompetition restrictions are enforced. If the full twelve month period is utilized, that amount would equal $305,000 in the aggregate.

The term “Cause” is generally defined within the Fox Noncompete Agreement as any of the following: (i) Mr. Fox’s conviction of, or plea of nolo contendere to, any felony or to any crime or offense causing substantial harm to Eagle Rock G&P, Eagle Rock, Eagle Rock GP and their subsidiaries or involving acts of theft, fraud, embezzlement, moral turpitude or similar conduct; (ii) Mr. Fox’s willful and continued failure to substantially perform his duties (other than due to a physical or mental disability); or (iii) Mr. Fox’s engagement in any act or omission that is contrary to the best interests of Eagle Rock G&P, Eagle Rock, Eagle Rock GP and their subsidiaries that has harmed, or likely will harm, any of those entities, including violations of company handbooks or policies addressing a code of conduct.

The May 21, 2015 amendment to the Fox Noncompete Agreement will only become effective upon (and is contingent upon the occurrence of) the closing of the merger. The amendment would: (i) modify the definition of the “Company” to which certain restrictive covenant protections extend so that the definition of “Company” includes the Eagle Rock G&P, Eagle Rock, Eagle Rock GP and its and their direct and indirect subsidiaries as exist as of May 21, 2015 but no longer includes other affiliates (which had been defined to include additional entities, including those under common control with Eagle Rock); and (ii) modify the terms of the agreement’s non-solicitation provisions so that they continue to apply to active employees and service providers of the Company but no longer extend to other employees and service providers who had been employees or service providers in the preceding 90 days.

Master Agreement with Roger Fox

Eagle Rock G&P entered into a Master Agreement with Roger Fox on September 16, 2014 (the “Master Agreement”). The Master Agreement provides Mr. Fox with a retention bonus payment in the amount of $1,334,375 (the “Retention Bonus”), which was divided into three retention payments that equalled 40%, 40% and 20% of the Retention Bonus, respectively. Mr. Fox received the first installment payment on December 31, 2014, and there are two remaining installments intended to be paid on August 31, 2015 ($533,750) and August 31, 2016 ($266,875). In the event that Mr. Fox is terminated by Eagle Rock, Eagle Rock GP, Eagle Rock G&P or any affiliate or successor entity for any reason prior to the payment dates noted above, Mr. Fox would be entitled to receive the unpaid portion of the retention bonus in a single lump sum cash payment on the 60th day following his applicable termination, conditioned upon his execution of a general release of claims. Consistent with the assumptions noted above that all executive officers could be terminated in connection with the merger, and assuming that the merger closed on August 31, 2015, the third retention payment of $266,875 could be accelerated and paid to Mr. Fox if he is terminated by Eagle Rock, Eagle Rock GP, Eagle Rock G&P or any affiliate or successor entity for any reason.

Potential Parachute Payments

Section 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) govern the payment and taxation of certain parachute payments. When a company provides payments to certain executive officers that are contingent on a change in control of a corporation, and such payments exceed certain threshold amounts, Sections 280G and 4999 of the Code impose a 20% excise tax on individuals who receive “excess” parachute payments. Additionally, the company making the payments is precluded from utilizing any deduction associated with an excess parachute payment. Although Eagle Rock is not a corporation, it has corporate subsidiaries that will experience a change in control in connection with the merger. Due to the change in control that occurs at those subsidiary corporations, the payments that could be made to the Eagle Rock executive officers are potentially subject to the rules of Section 280G and 4999 of the Code. The Executive COC Agreements contain a provision that states that if Section 280G of the Code applies to any compensation (including amounts payable under the Executive COC Agreements and the acceleration of vesting of Eagle Rock equity awards) due to an executive officer in connection with a change of control and that such compensation, in the aggregate, if paid to the executive officer will more likely than not be subject to the excise tax imposed by Section 4999 of the Code, then such compensation will either (i) be reduced so that the present value of the total compensation received by the executive officer is $1.00 less than the amount which would cause the officer to incur an excise tax under Section 4999 of the Code, or (ii) be paid to the executive officer in full, whichever produces the better net after tax position to the executive officer.

Eagle Rock has reviewed the potential payments that could be made to each executive officer in connection with this merger (which would be considered a change in control under the rules of Section 280G of the Code), and has determined that some of the payments potentially payable to certain executive officers could be subject to the parachute payment rules of Sections 280G and 4999 of the Code. If, following execution of a waiver by each affected executive officer, the shareholders of the subsidiary corporations (that are experiencing a change in control in connection with the merger) vote to approve the portion of the payments that could become subject to Section 280G of the Code, the payments will be deemed exempt from the parachute payment rules in accordance with the rules. Subject to each affected executive officer executing a proper waiver, Eagle Rock currently plans to submit the potential compensation payable to such executive officers to a vote of the subsidiary corporations’ shareholders in order to exempt the potential payments that might otherwise become subject to Section 280G of the Code. If that vote is approved by more than 75% of the subsidiary corporations’ shareholders, the payments will not be subject to Sections 280G and 4999 of the Code and the cutback that is described above within the Executive COC Agreements will not be triggered.

No Eagle Rock G&P executive officer will be entitled to receive a gross-up payment for any excise or income taxes imposed on any compensation that could become payable to that officer in connection with the merger.

Indemnification and Insurance

The Eagle Rock partnership agreement and certain other supplemental indemnification agreements require Eagle Rock, among other things, to indemnify Eagle Rock GP and the directors and executive officers of Eagle Rock G&P against certain liabilities that may arise by reason of their service as general partner, directors or officers; provided, that the general partner or such director or officer shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the general partner or such director or officer is seeking indemnification, the general partner or such director or officer acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the general partner’s or such director’s or officer’s conduct was unlawful.

In addition, the merger agreement provides that, for a period of six years from the effective time, Vanguard shall indemnify, defend and hold harmless each officer, director or employee of Eagle Rock G&P, Eagle Rock GP, Eagle Rock or any of its subsidiaries and also with respect to any such person, in his capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with Eagle Rock) serving at the request of or on behalf of Eagle Rock G&P, Eagle Rock GP, Eagle Rock or any of its subsidiaries and together with such person’s heirs, executors or administrators against any cost or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, suit, proceeding or investigation results in a formal civil or criminal litigation or regulatory action.

In addition, pursuant to the terms of the merger agreement, Eagle Rock G&P’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the surviving entity. Such indemnification and insurance coverage is further described in the section entitled “The Merger Agreement — Indemnification; Directors’ and Officers’ Insurance.”

Quantification of Potential Payments to Eagle Rock’s Named Executive Officers in Connection with the Merger

The information set forth below is required by Item 402(t) of Regulation S-K regarding compensation that is based on or otherwise relates to the merger which the current Eagle Rock named executive officers could receive in connection with this merger. The amounts in the table below were calculated using the following assumptions: (i) the consummation of the merger occurs on August 31, 2015, (ii) the price per share of Vanguard common units is $16,19, which is the average closing market price of the units over the first five business days following the first public announcement of the merger, (iii) the employment of each of the named executive officers will be assumed to be terminated without cause in connection with the merger, and (iv) that with respect to any agreements that require the named executive officer to execute a release agreement or to comply with restrictive covenants, the named executive officer has properly executed that document or complied with all requirements necessary in order to receive the benefits noted below. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by any of the individuals below may differ from the amounts set forth below.

For definitions and detailed terms of the agreements noted below, see the description above within the section titled “Interests of Directors and Executive Officers of Eagle Rock G&P in the Merger.”

Executive Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Joseph A. Mills	3,800,000	4,454,616	117,579	8,372,195
Charles C. Boettcher	1,608,750	1,908,928	102,982	3,620,660
Robert Haines	1,486,875	1,714,593	102,982	3,212,450
Roger A. Fox	1,753,750	1,615,296	86,423	3,455,469

(1)	The amount shown for each named executive officer reflects the severance payment and the pro rata 2015 bonus payment that the named executive officer would be eligible to receive pursuant to his Executive COC Agreement. The severance payment and the pro rata bonus payment are both considered to be double-trigger payments, which means that both a termination of employment and a change in control must occur prior to any payment being provided to the named executive officer. With respect to Mr. Mills, the amount in the cash column above could also include $1,710,000 in potential severance under the Mills Noncompete Agreement and with respect to Mr. Fox, the amount in the cash column above could also include $305,000 in potential severance under the Fox Noncompete Agreement, as applicable, which would not be directly conditioned upon the merger, but could become payable if the named executive officer is terminated without cause under his applicable agreement in connection with the merger and Vanguard elects to pay the named executive officer to not compete. The payments from the noncompete agreements are not considered to be double-trigger payments because they are not directly conditioned upon a change in control. With respect to Mr. Fox, the amount in the cash column above includes acceleration of the third installment payment of his Retention Bonus under the Master Agreement in the amount of $266,875, which is not directly conditioned upon the merger and thus not considered to be a double-trigger payment.
(2)	The amounts shown in this column reflect the maximum potential amount of the acceleration of outstanding equity awards that each named executive officer could receive in connection with the merger, assuming that they do not receive an offer of employment from Vanguard and are thus terminated without cause immediately prior to the merger. As explained above, Eagle Rock is disclosing the amounts that could be associated with a 200% vesting acceleration for all performance unit awards, although actual performance may vest the performance units anywhere from 0 – 200% of the target amount granted to the named executive officer. The number of outstanding restricted unit and performance unit awards that each named executive officer is deemed to hold as of the date of this filing (assuming a 200% vesting for performance unit awards) has been multiplied by $3.00, which is the result of multiplying the exchange ratio of 0.185 by $16.19. The amount of awards deemed to be held by each individual has been disclosed within the tables above under the heading “Quantification of Value of Accelerated Eagle Rock LTIP Awards for Directors and Executive Officers not Continuing with Vanguard.” These amounts are all considered to be double-trigger benefits, as both the merger and a termination of employment without cause must occur before payments will be provided to the named executive officers with respect to their awards.
(3)	The amounts shown in this column consist of the continued medical benefits and the maximum outplacement services of $30,000 per named executive officer that could become payable to the named executive officers under the Executive COC Agreements, described in detail under the heading above titled “Executive Change of Control Agreements.” Along with the severance and bonus payments noted in the first column, these payments would be considered double-trigger benefits.

No Appraisal Rights

Neither Vanguard unitholders nor Eagle Rock unitholders are entitled to appraisal rights under applicable law or contractual appraisal rights under Vanguard’s limited liability company agreement, Eagle Rock’s partnership agreement or the merger agreement.

Accounting Treatment of the Merger

In accordance with GAAP and in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 805 — Business Combinations, Vanguard will account for the merger as an acquisition of a business.

Regulatory Approvals

Vanguard and Eagle Rock are not required to file notifications with the Federal Trade Commission and the Antitrust Division of the Department of Justice or observe a mandatory pre-merger waiting period before completing the merger under the HSR Act. Vanguard and Eagle Rock cannot assure you, however, that other government agencies or private parties will not initiate actions to challenge the merger before or after it is completed. Any such challenge to the merger could result in a court order enjoining the merger or in restrictions or conditions that would have a material adverse effect on the combined company following the merger if the merger is completed.

Listing of Vanguard Common Units

It is a condition to closing that the common units to be issued in the merger to Eagle Rock unitholders be approved for listing on the NASDAQ, subject to official notice of issuance.

Delisting and Deregistration of Eagle Rock Common Units

If the merger is completed, Eagle Rock common units will cease to be listed on the NASDAQ and will be deregistered under the Exchange Act.

Ownership of Vanguard After the Merger

Vanguard will issue approximately 28.75 million Vanguard common units to former Eagle Rock unitholders pursuant to the transactions contemplated by the merger agreement. Additionally, if the LRE Transactions are consummated, Vanguard will issue approximately 15.45 million Vanguard common units to former LRE unitholders and the former members of LRE GP. Further, the number of Vanguard common units outstanding will increase after the date of this joint proxy statement/prospectus if Vanguard sells additional common units to the public.

If the LRE Transactions are consummated, based on the number of Vanguard common units outstanding as of August 27, 2015, immediately following the consummation of both the merger and the LRE Transactions, Vanguard expects to have approximately 130.80 million common units outstanding. Under this scenario, Eagle Rock unitholders would be expected to hold approximately 22.0% of the aggregate number of Vanguard common units outstanding immediately after the consummation of the merger and the LRE merger.

If, however, the LRE Transactions are not consummated, based on the number of Vanguard common units outstanding as of August 27, 2015, immediately following the consummation of the merger, Vanguard expects to have approximately 115.35 million common units outstanding. Under this scenario, Eagle Rock unitholders would be expected to hold approximately 24.9% of the aggregate number of Vanguard common units outstanding immediately after the consummation of the merger.

Restrictions on Sales of Vanguard Common Units Received in the Merger

Vanguard common units issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for Vanguard common units issued to any Eagle Rock unitholder who may be deemed to be an “affiliate” of Vanguard after the completion of the merger. This joint proxy statement/prospectus does not cover resales of Vanguard common units received by any person upon the completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

Board of Directors and Executive Officers Following the Merger

The directors and executive officers of Vanguard prior to the merger will continue as the directors and executive officers of Vanguard immediately after the merger. The following table sets forth certain information with respect to the members of the board of directors and the executive officers of Vanguard. Executive officers and directors of Vanguard will serve until their successors are duly appointed or elected.

Name	Age	Position with Vanguard Natural Resources, LLC
Scott W. Smith	57	President, Chief Executive Officer and Director
Richard A. Robert	49	Executive Vice President, Chief Financial Officer, Secretary and Director
W. Richard Anderson	61	Independent Director and Chairman
Loren Singletary	67	Independent Director
Bruce W. McCullough	66	Independent Director
Britt Pence	54	Executive Vice President of Operations

Litigation Relating to the Merger

On May 28, 2015 and June 10, 2015, alleged Eagle Rock unitholders (the “State Plaintiffs”) filed two derivative and class action lawsuits against Eagle Rock, Eagle Rock GP, Eagle Rock G&P, Vanguard, Merger Sub, and the members of the Eagle Rock Board (collectively, the “Defendants”). These lawsuits have been consolidated as Irving and Judith Braun v. Eagle Rock Energy GP, L.P. et al., Cause No. 2015-30441, in the District Court of Harris County, Texas, 125th Judicial District (the “State Lawsuits”). On June 1, 2015, another alleged Eagle Rock unitholder (the “Federal Plaintiff” and, together with the State Plaintiffs, the “Plaintiffs”) filed a class action lawsuit against the Defendants. This lawsuit is styled Pieter Heydenrych v. Eagle Rock Energy Partners, L.P. et al., Cause No. 4:15-cv-01470, in the United States District Court for the Southern District of Texas, Houston Division (together with the State Lawsuits, the “Lawsuits”).

The Plaintiffs allege a variety of causes of action challenging the merger, including that (i) the members of the Eagle Rock Board have allegedly breached duties and the implied covenant of good faith and fair dealing in connection with the merger, and (ii) Eagle Rock GP, Eagle Rock G&P, Vanguard, and Merger Sub have allegedly aided and abetted in these alleged breaches. The Federal Plaintiff also alleges that the Defendants have violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. In general, the Plaintiffs allege that the merger (a) provides inadequate consideration to Eagle Rock unitholders, (b) is not subject to minority unitholder approval due to the support agreement and the absence of a majority-of-the-minority vote requirement, (c) contains contractual terms (e.g., the no-solicitation, matching rights, and termination fee provisions) that will dissuade other potential merger partners from making alternative proposals, and (d) does not include a collar to protect Eagle Rock unitholders against declines in Vanguard’s unit price. The Plaintiffs also allege, in general, that the registration statement fails, among other things, to disclose allegedly material details concerning (i) Eagle Rock’s and Vanguard’s financial and operational projections, (ii) the analysis underlying the opinion of the financial advisor to Eagle Rock, (iii) the analysis underlying the opinion of the financial advisor to Vanguard and (iv) the background of the merger.

Based on these allegations, the Plaintiffs seek to enjoin Eagle Rock from proceeding with or consummating the merger. To the extent that the merger is consummated before injunctive relief is granted, the Plaintiffs seek to have the merger rescinded. The Federal Plaintiff also seeks damages. The Plaintiffs also seek attorneys’ fees.

The Defendants’ date to answer, move to dismiss, or otherwise respond to the Federal Lawsuits has not yet been set. The Defendants have answered the State Lawsuits, denying the allegations therein. Eagle Rock cannot predict the outcome of the Lawsuits or any others that might be filed subsequent to the date of the filing of this joint proxy statement/prospectus; nor can Eagle Rock predict the amount of time and expense that will be required to resolve the Lawsuits. The Defendants believe the Lawsuits are without merit and intend to vigorously defend against them.

THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. The description in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. Vanguard and Eagle Rock encourage you to read carefully the merger agreement in its entirety before making any decisions regarding the merger as it is the legal document governing the merger.

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Vanguard, Eagle Rock or any of their respective subsidiaries or affiliates contained in this joint proxy statement/prospectus or their respective public reports filed with the SEC may supplement, update or modify the factual disclosures about Vanguard, Eagle Rock or their respective subsidiaries or affiliates contained in the merger agreement and described in this summary. The representations, warranties and covenants made in the merger agreement by Vanguard and Eagle Rock were qualified and subject to important limitations agreed to by Vanguard and Eagle Rock in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to unitholders and reports and documents filed with the SEC and in some cases were qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this joint proxy statement/prospectus. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone.

The Merger

Upon the terms and subject to the conditions of the merger agreement and in accordance with Delaware law, the merger agreement provides for the merger of Merger Sub with and into Eagle Rock, with Eagle Rock continuing as the surviving entity and an indirect wholly owned subsidiary of Vanguard. Eagle Rock will cease to be a publicly traded limited partnership following completion of the merger. The general partner interest in Eagle Rock is wholly owned by Eagle Rock and will remain outstanding following the merger. At the effective time of the merger, the certificate of limited partnership of Eagle Rock in effect immediately prior to the effective time will be the certificate of limited partnership of the surviving entity, until amended in accordance with its terms and applicable law, and the Eagle Rock partnership agreement in effect immediately prior to the effective time will be the agreement of limited partnership of the surviving entity, until amended in accordance with its terms and applicable law.

Effective Time; Closing

The effective time will be at such time that Eagle Rock files with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with the relevant provisions of Delaware law, or at such other date or time as is agreed to by Eagle Rock and Vanguard and specified in the certificate of merger in accordance with Delaware law.

The closing of the merger and the other transactions contemplated by the merger agreement will occur at 10:00 a.m. (central time), on the third business day after the satisfaction or waiver of the conditions to the merger provided in the merger agreement (other than conditions that by their nature are to be satisfied at the closing of the transactions contemplated by the merger agreement, but subject to the satisfaction or waiver of those conditions), or at such other date or time as Vanguard and Eagle Rock agree in writing. For further discussion of the conditions to the merger, see “— Conditions to Consummation of the Merger.”

Vanguard and Eagle Rock currently expect to complete the merger in October 2015, subject to receipt of required unitholder approvals and to the satisfaction or waiver of the other conditions to the transactions contemplated by the merger agreement described below.

Merger Consideration

The merger agreement provides that, at the effective time of the merger, each Eagle Rock common unit issued and outstanding immediately prior to the effective time will be converted into the right to receive 0.185 Vanguard common units (the “merger consideration”). Any Eagle Rock common units that are owned by Eagle Rock or Vanguard or any of their respective wholly owned subsidiaries immediately prior to the effective time will be cancelled and cease to exist without any conversion or payment of consideration in respect thereof.

Vanguard will not issue any fractional units in the merger. Instead, each holder of Eagle Rock common units that are converted pursuant to the merger agreement who otherwise would have received a fraction of a Vanguard common unit will be entitled to receive, from the exchange agent appointed by Vanguard and reasonably acceptable to Eagle Rock pursuant to the merger agreement, a cash payment in lieu of such fractional units in an amount equal to the product of (i) the average trading prices of the Vanguard common units for ten consecutive full trading days ending on the full trading day immediately preceding the closing date of the merger and (ii) the fraction of the Vanguard unit that such holder would otherwise be entitled to receive based on the exchange ratio discussed above.

Treatment of Equity Awards

The Vanguard Board will adopt the Eagle Rock LTIP in connection with the merger. Under the merger agreement, each award of Eagle Rock restricted units (including performance units) outstanding immediately prior to the effective time and held by an Eagle Rock employee who accepts employment with Vanguard will, at the effective time, be converted into a new award of restricted units based on Vanguard common units. With respect to any Eagle Rock restricted unit that is a performance unit prior to the effective time of the merger, the performance period shall end and be calculated by Eagle Rock immediately prior to the effective time and in accordance with the terms of the applicable award agreement, subject to the good faith review of Vanguard. Each award of Eagle Rock restricted units (including performance units following the calculation of the performance criteria) being converted into an award of Vanguard restricted units shall be converted with the number of Vanguard restricted units subject to each such converted award to be equal to the result of (i) the number of Eagle Rock restricted units subject to such award multiplied by (ii) the 0.185 exchange ratio, rounded down to the nearest whole Vanguard restricted unit. Each Vanguard restricted unit shall represent the right to receive a Vanguard common unit on the date the restrictions applicable to the Vanguard restricted unit lapses. The agreements between Eagle Rock GP and each such award holder will continue to be governed by the terms and conditions of such agreements after the effective time and by the Eagle Rock LTIP as adopted by Vanguard pursuant to the merger agreement, and will otherwise be subject to the same terms and conditions, including, but not limited to, vesting.

Notwithstanding the foregoing, the vesting of Eagle Rock restricted units (including performance units) held at the effective time by an employee that (i) does not receive an offer of employment from Vanguard in connection with the merger, (ii) receives such an offer, but such offer is an unqualified offer (as described below) and such employee declines such offer or (iii) is a member of the Eagle Rock Board, shall be accelerated by Eagle Rock in accordance with the terms of the Eagle Rock LTIP and the applicable award agreements as if the employee’s service relationship was terminated without “cause” or by “involuntary termination,” as applicable, on or following a “change of control” (each term as defined in the applicable award agreement) and such Eagle Rock restricted units shall be converted into the right to receive the merger consideration on the same terms as applicable to issued and outstanding Eagle Rock common units. If an employee of Eagle Rock receives a “Qualified Offer” from Vanguard in connection with the merger, which generally is defined as an offer that: (i) includes base salary or wages that are equal to or greater than the base salary or wages such employee was receiving as of the effective time; (ii) includes incentive opportunities that are no less favorable in the aggregate that the incentive opportunities that the employee was receiving as of the effective time; (iii) includes other employee benefits that are no less favorable in the aggregate to the benefits the employee was receiving at the effective time; and (iv) does not require the employee to accept a change in geographic location that is more than 50 miles away from the location at which the employee normally performs services as of the effective time, and such employee declines the Qualified Offer of employment from Vanguard, then such employee’s Eagle Rock restricted units will be forfeited pursuant to his or her award agreements as if he or she had voluntarily resigned immediately prior to the effective time.

Adjustments to Prevent Dilution

In the event the outstanding Eagle Rock common units or Vanguard common units are changed into a different number of units or a different class after the date of the merger agreement by reason of any subdivisions, reclassifications, splits, unit distributions, combinations or exchanges of Eagle Rock common units or Vanguard common units, the exchange ratio will be correspondingly adjusted to provide to the holders of Eagle Rock common units the same economic effect as contemplated by the merger agreement prior to such event.

Withholding

Vanguard and the exchange agent are entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any holder of Eagle Rock common units such amounts as Vanguard or the exchange agent reasonably deems to be required to deduct and withhold under the Code or any provision of state, local, or foreign tax law, with respect to the making of such payment; provided, however, that Vanguard or the exchange agent, as applicable, will provide reasonable notice to the applicable holders of Eagle Rock common units prior to deducting and withholding any amounts. To the extent that amounts are so deducted and withheld such amounts will be treated for all purposes of the merger agreement as having been paid to the holder of Eagle Rock common units in respect of whom such deduction and withholding was made by Vanguard or the exchange agent. Eagle Rock intends to deliver to Vanguard a valid certificate of non-foreign status such that no withholding will be required pursuant to Section 1445 of the Code.

Distributions

No distributions declared or made with respect to Vanguard common units with a deemed record date after the effective time of the merger will be paid to the holder of any Eagle Rock common units with respect to the Vanguard common units that such holder would be entitled to receive in accordance with the merger agreement and no cash payment in lieu of fractional Vanguard common units will be paid to any such holder until such holder has delivered the required documentation and surrendered any certificates or book-entry units as contemplated by the merger agreement. Subject to applicable law, each such holder, following compliance with the requirement to deliver the required documentation and surrender any certificates or book-entry units as contemplated by the exchange procedures set forth in the merger agreement, there will be paid to such holder, without interest, promptly after the time of such compliance, the amount of any cash payable in lieu of fractional Vanguard common units to which such holder is entitled and the amount of distributions with a deemed record date after the effective time theretofore paid with respect to Vanguard common units and payable with respect to such Vanguard common units, and promptly after such compliance, or, if later, at the appropriate payment date, the amount of distributions with a deemed record date after the effective time but prior to such delivery and surrender and a payment date subsequent to such compliance payable with respect to such Vanguard common units. Because Vanguard pays its distributions monthly, and Eagle Rock pays its dividends quarterly, the parties agreed that the deemed record date for the payment of monthly distributions within each fiscal quarter will be the date that Eagle Rock would be expected to designate as a record date for the quarter, such that Eagle Rock holders would not miss out on the payment of one or more months of distributions within such quarter depending on the timing of the effective time.

Conditions to Consummation of the Merger

The obligations of each of Vanguard and Eagle Rock to effect the transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following conditions:

•	the merger agreement must have been approved by the affirmative vote of the holders, as of the record date for the Eagle Rock special meeting, of a majority of the outstanding Eagle Rock common units;

•	the Vanguard common unit issuance must have been approved by the affirmative vote of the holders, as of the record date for the Vanguard annual meeting, of a majority of the outstanding Vanguard common units and class B units present in person or by proxy, entitled to vote thereon and actually voting at the annual meeting;
•	no law, order, judgment or injunction (whether preliminary or permanent) issued, enacted, promulgated, entered or enforced by any a court of competent jurisdiction or other governmental authority restraining, prohibiting or rendering illegal the consummation of the transactions contemplated by the merger agreement (brought by a third party) is in effect;
•	the registration statement of which this joint proxy statement/prospectus forms a part must have become effective and must not be subject to any stop order suspending its effectiveness or proceedings for that purpose initiated or threatened by the SEC; and
•	the Vanguard common units to be issued in the transactions contemplated by the merger agreement must have been approved for listing on the NASDAQ, subject to official notice of issuance.

The obligation of Vanguard to consummate the merger is further conditioned upon the satisfaction (or waiver by Vanguard) of the following additional conditions:

•	the representations and warranties of Eagle Rock and Eagle Rock GP contained in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date of the merger (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to material adverse effect or materiality set forth in any individual representation or warranty), would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Eagle Rock; provided that: (i) the representation and warranty of Eagle Rock and Eagle Rock GP with respect to the capitalization of Eagle Rock and Eagle Rock GP must be true and correct in all respects other than de minimis inaccuracies as of the date of the merger agreement and as of the closing date of the merger (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) the representation and warranty of Eagle Rock and Eagle Rock GP that there has not been any change, event, development, circumstance, condition, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Eagle Rock must be true and correct in all respects as of the date of the merger agreement and as of the closing date of the merger;
•	Eagle Rock and Eagle Rock GP having performed and complied with, in all material respects, all agreements and covenants required to be performed by them under the merger agreement, with the exception of the covenants and obligations relating to financing cooperation to be provided by Eagle Rock;
•	the receipt of an officer’s certificate executed by the Chief Executive Officer of Eagle Rock G&P certifying that the two preceding conditions (the “Additional Vanguard Conditions”) have been satisfied;
•	the receipt from Paul Hastings, tax counsel to Vanguard, of a written opinion dated as of the closing date of the merger to the effect that for U.S. federal income tax purposes (i) Vanguard will not recognize any income or gain as a result of the merger other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code; (ii) a holder of Vanguard common units will not recognize gain or loss as a result of the merger other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code; and (iii) at least 90% of the combined gross income of each of Vanguard and Eagle Rock for the most recent four complete calendar quarters ending before the closing date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code; and
•	the receipt of the written resignation of each member of the Eagle Rock Board and each officer of Eagle Rock G&P, dated to be effective as of the effective time.

The obligation of Eagle Rock to consummate the merger is further conditioned upon the satisfaction (or waiver by Eagle Rock) of the following additional conditions:

•	the representations and warranties of Vanguard contained in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date of the merger (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to material adverse effect or materiality set forth in any individual representation or warranty), would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Vanguard; provided that: (i) the representation and warranty of Vanguard with respect to its capitalization must be true and correct in all respects other than de minimis inaccuracies as of the date of the merger agreement and as of the closing date of the merger (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) the representation and warranty of Vanguard that there has not been any change, event, development, circumstance, condition, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Vanguard must be true and correct in all respects as of the date of the merger agreement and as of the closing date of the merger;
•	Vanguard and Merger Sub having performed and complied with, in all material respects, all agreements and covenants required to be performed by them under the merger agreement;
•	the receipt of an officer’s certificate executed by the Chief Executive Officer of Vanguard certifying that the two preceding conditions (the “Additional Eagle Rock Conditions”) have been satisfied; and
•	the receipt from Vinson & Elkins, tax counsel to Eagle Rock, of a written opinion dated as of the closing date of the merger to the effect that for U.S. federal income tax purposes, (i) except to the extent any cash received in lieu of fractional Vanguard common units is treated as proceeds from a disguised sale transaction described in Section 707(a)(2)(B) (a “disguised sale”), or is otherwise taxable, Eagle Rock unitholders will not recognize any income or gain as a result of the merger (other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code); (ii) except to the extent any cash received in lieu of fractional Vanguard common units is treated as a disguised sale or is otherwise taxable, Eagle Rock unitholders will not recognize any income or gain as a result of the merger (other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code); provided that such opinion shall not extend to any holder who acquired common units from Eagle Rock in exchange for property other than cash; and (iii) at least 90% of the gross income of Eagle Rock for the most recent four complete calendar quarters ending before the closing date of the merger for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

For purposes of the merger agreement, the term “material adverse effect” means, when used with respect to a party to the merger agreement, any change, event, development, circumstance, condition, occurrence or effect that, individually or in the aggregate, has a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of such party and its subsidiaries taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a material adverse effect has occurred:

(i)	changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or NGL prices or the prices of other commodities, including changes in price differentials;
(ii)	changes in general economic conditions in the:
(a)	oil and gas exploration and production industry;

(b)	the natural gas gathering, compressing, treating, processing and transportation industry generally;
(c)	the NGL fractionating and transportation industry generally;
(d)	the crude oil and condensate logistics and marketing industry generally; and
(e)	the natural gas marketing and trading industry generally (including in each case changes in the laws affecting such industries);
(iii)	the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including acts of terrorism;
(iv)	any hurricane, tornado, flood, earthquake or other natural disaster;
(v)	with respect to Eagle Rock only, the identity of, or actions or omissions of Vanguard, or its affiliates, or any action taken or omitted to be taken by Eagle Rock or its affiliates, pursuant to or in accordance with the merger agreement or at the request of or with the consent of Vanguard;
(vi)	the announcement or pendency of the merger agreement (including, for the avoidance of doubt, performance of the merger agreement);
(vii)	any change in the market price or trading volume of the common units of such person or any securities owned by such person (it being understood and agreed that the exception in this clause (vii) will not preclude any party from asserting that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change should be deemed to constitute, or be taken into account in determining whether there has been a material adverse effect);
(viii)	any failure to meet any internal or published budgets, predictions, financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (viii) will not preclude any party from asserting that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure should be deemed to constitute, or be taken into account in determining whether there has been, a material adverse effect);
(ix)	any changes in GAAP (or authoritative interpretation of GAAP);
(x)	changes in any laws or regulations applicable to such party or the industries in which such person operates or the interpretations thereof; and
(xi)	any legal proceedings commenced by or involving any current or former member, partner or equityholder of such party (on their own behalf or on behalf of such party) arising out of or related to the merger agreement or the transactions contemplated thereby;

provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in clauses (i), (ii), (iii) or (iv) will be taken into account for purposes of determining whether a material adverse effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately affects such party, as compared to other similarly situated companies operating in the industries in which such party operates.

Eagle Rock Unitholder Approval

Eagle Rock has agreed to hold a special meeting of Eagle Rock unitholders within 45 days after the mailing of the proxy statement (if reasonably practicable) for the purpose of such unitholders voting on the approval of the merger agreement and the transactions contemplated thereby. Unless the merger agreement is terminated, the merger agreement requires Eagle Rock to call, give notice of and hold the Eagle Rock special meeting (i) even if the Eagle Rock Board no longer recommends approval of the merger agreement and (ii) irrespective of the making, commencement, disclosure, announcement or submission of any alternative proposal (as defined below) or superior proposal (as defined below). In addition, unless the merger agreement is validly terminated as described in “— Termination of the Merger Agreement,” Eagle Rock will not submit any superior proposal to a vote of the Eagle Rock unitholders or (without Vanguard’s prior written consent) adjourn, postpone or cancel (or propose, publicly or otherwise, or resolve to, to adjourn, postpone or cancel) the Eagle Rock special meeting except for such postponements or adjournments made (i) in the absence of proxies sufficient to obtain the approval of a majority of Eagle Rock unitholders, to solicit additional proxies for the purpose of obtaining the approval of a majority of Eagle Rock unitholders up to the business day prior to January 31, 2016, (ii) in the absence of a quorum, or (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Eagle Rock has determined after consultation with outside legal counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Eagle Rock unitholders prior to the Eagle Rock special meeting.

For purposes of the merger agreement, the term “alternative proposal” means any proposal or offer from any “person” (as defined in the merger agreement) or “group” (as defined in Section 13(d) of the Exchange Act), other than Vanguard and its subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions), of assets of Eagle Rock equal to 20% or more of the consolidated assets of Eagle Rock or to which 20% or more of Eagle Rock’s revenues or earnings are attributable, (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of Eagle Rock’s equity securities, (iii) tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of Eagle Rock’s equity securities, or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Eagle Rock that is structured to permit such person or “group” (as defined in Section 13(d) of the Exchange Act) to acquire beneficial ownership of at least 20% of Eagle Rock’s consolidated assets or equity interests; in each case, other than the transactions contemplated by the merger agreement.

For purposes of the merger agreement, the term “superior proposal” means a written offer that was not solicited after the date of the merger agreement and that was obtained after the date of the merger agreement, (i) to acquire, directly or indirectly, (a) more than 50% of the outstanding equity securities of Eagle Rock or (b) more than 50% of the assets of Eagle Rock and its subsidiaries or (ii) related to a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transactions involving Eagle Rock, in each case made by a third party, which did not result from a material breach of the “no solicitation” provisions of the merger agreement (as described below in “— No Solicitation by Eagle Rock of Alternative Proposals”) and is on terms and conditions that the Eagle Rock Board determines in good faith, after consultation with its financial advisors and outside legal counsel, to be more favorable to Eagle Rock unitholders than the merger, taking into account at the time of determination relevant financial considerations, the identity of the person making such offer, the anticipated timing, conditions and prospects for completion of the transactions contemplated by such offer, the other terms and conditions of such offer and the implications thereof on Eagle Rock, including relevant legal, regulatory and other aspects of such offer and any changes to the terms of the merger agreement that as of that time had been committed to by Vanguard in writing.

Vanguard Unitholder Approval

Vanguard has agreed to hold a meeting of Vanguard unitholders for the purpose of such unitholders voting on the Vanguard common unit issuance. Unless the merger agreement is terminated, the merger agreement requires Vanguard to call, give notice of and hold a meeting as soon as reasonably practicable following the registration statement being deemed effective by the SEC. In addition, unless the merger agreement is validly terminated as described in “— Termination of the Merger Agreement,” Vanguard will not (without Eagle Rock’s prior written consent) adjourn, postpone or cancel (or propose, publicly or otherwise, or resolve to, to adjourn, postpone or cancel) the Vanguard unitholder meeting except for such postponements or adjournments made (i) in the absence of proxies sufficient to obtain the Vanguard unitholder approval, to solicit additional proxies for the purpose of obtaining Vanguard unitholder approval up to the business day prior to January 31, 2016, (ii) in the absence of a quorum, or (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Vanguard has determined after consultation with outside legal counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Vanguard unitholders prior to the Vanguard meeting.

Vanguard must take, or cause to be taken, all actions and do, or cause to be done, all things, necessary, proper or advisable (including soliciting proxies or postponing or adjourning the Vanguard unitholder meeting up to the business day prior to January 31, 2016) for the purpose of (i) obtaining a quorum at the Vanguard unitholder meeting and (ii) obtaining the approval by the Vanguard unitholders of the Vanguard common unit issuance.

Vanguard and Eagle Rock have agreed to use their reasonable best efforts to hold their unitholder meetings on the same day at the same time.

No Solicitation by Eagle Rock of Alternative Proposals

Eagle Rock has agreed that it will not, and will cause its subsidiaries and its and their respective directors, officers and employees not to, and will use its reasonable best efforts to cause their respective other representatives not to, directly or indirectly:

•	initiate, solicit, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that would reasonably be expected to lead to the submission of any alternative proposal; or
•	enter into or participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or that would reasonably be expected to lead to, any alternative proposal.

In addition, the merger agreement requires Eagle Rock to, and to cause its subsidiaries and its and their respective directors, officers and employees to, and to use its reasonable best efforts to cause their respective other representatives to, immediately cease and cause to be terminated any discussions or negotiations with any persons conducted prior to the execution of the merger agreement regarding an alternative proposal.

Notwithstanding these restrictions, at any time prior to a majority of Eagle Rock unitholders voting in favor of approving the merger agreement, Eagle Rock may furnish information, including non-public information, with respect to it and its subsidiaries to, and participate in discussions or negotiations with, any third party that makes a written alternative proposal that was not solicited after the execution of the merger agreement and that did not result from a material breach of the no solicitation restrictions described above and that the Eagle Rock Board believes is bona fide, and (after consultation with its financial advisors and outside legal counsel) that the Eagle Rock Board determines in good faith constitutes or would reasonably be likely to lead to or result in a superior proposal, provided that:

•	substantially concurrently with furnishing any such non-public information to, or entering into discussions or negotiations with, such person, Eagle Rock gives Vanguard written notice of the identity of such person and Eagle Rock’s intention to furnish non-public information to, or enter into discussions or negotiations with, such person, and Eagle Rock receives from such person an executed confidentiality agreement between Eagle Rock and such person with confidentiality provisions that are not less restrictive to such person than the provisions of the confidentiality agreement in effect between Eagle Rock and Vanguard; and
•	Eagle Rock provides Vanguard with any non-public information about Eagle Rock and its subsidiaries that was not previously provided or made available to Vanguard prior to or substantially concurrently with providing or making available such non-public information to such other person.

Eagle Rock will promptly (and in no event later than 24 hours after receipt), (i) advise Vanguard in writing of any alternative proposal (and any changes thereto) and the material terms and conditions of any such alternative proposal, including the identity of such person making such alternative proposal and (ii) provide Vanguard with copies of all written proposals or draft agreements received by Eagle Rock or its representatives setting forth the terms and conditions of, or otherwise relating to, such alternative proposal. Eagle Rock will keep Vanguard reasonably informed of material developments with respect to any such alternative proposals, offers, inquiries or requests (and promptly (and in no event later than 24 hours after receipt) provide Vanguard with copies of any additional written proposals received by it or that Eagle Rock has delivered to any third party making an alternative proposal that relate to such alternative proposal) and of the status of any such discussions or negotiations.

Eagle Rock and Eagle Rock GP agreed that none of Eagle Rock or Eagle Rock GP or any subsidiary of Eagle Rock will enter into any agreement with any person subsequent to the date of the merger agreement that prohibits Eagle Rock from providing any information to Vanguard in accordance with the “no solicitation” provisions (including those described above).

Change in the Eagle Rock Board Recommendation

The merger agreement provides that the Eagle Rock Board will not (i) withdraw, modify or qualify, in a manner adverse to Vanguard, the recommendation of the Eagle Rock Board that Eagle Rock’s unitholders approve the merger agreement and the transactions contemplated thereby, including the merger, (ii) fail to include such recommendation in this joint proxy statement/prospectus or (iii) publicly approve or recommend, or publicly propose to approve or recommend, any alternative proposal. Eagle Rock taking or failing to take, as applicable, any of the actions described above is referred to as a “partnership change in recommendation.” The merger agreement also provides that the Eagle Rock Board will not: (i) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow Eagle Rock or any of its subsidiaries to execute or enter into (other than a confidentiality agreement permitted by the merger agreement), any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with any alternative proposal; (ii) fail to announce publicly within ten business days after a tender offer or exchange offer relating to the Eagle Rock common units has been commenced that the Eagle Rock Board recommends rejection of such tender offer or exchange offer and reaffirming the recommendation of the Eagle Rock Board that Eagle Rock’s unitholders approve the merger agreement and the transactions contemplated thereby, including the merger; or (iii) resolve, agree or publicly propose to, or permit Eagle Rock or any of its representatives to agree or publicly propose to, take any of the actions referred to in this paragraph.

Notwithstanding the terms described above, if (i) Eagle Rock receives a written alternative proposal (and such proposal is not withdrawn) that the Eagle Rock Board believes is bona fide, (ii) such alternative proposal did not result from a material breach of the no solicitation provisions described above and (iii) the Eagle Rock Board determines, after consultation with its financial advisors and outside legal counsel, that such alternative proposal constitutes a superior proposal, then the Eagle Rock Board may at any time prior to a majority of Eagle Rock unitholders voting in favor of approving the merger agreement, terminate the merger agreement and pay Vanguard the termination fee (described below in “— Termination Fee”) or effect a partnership change in recommendation; provided, however, that the Eagle Rock Board may not take such action pursuant to the foregoing unless, prior to taking such action:

•	Eagle Rock has provided prior written notice to Vanguard specifying in reasonable detail the reasons for such action (including a description of the material terms, and any amendment to the material terms, of such superior proposal and delivering Vanguard a copy of any current draft proposed definitive agreement providing for the alternative proposal for such superior proposal in the form to be entered into and any other relevant proposed transaction agreements) at least two business days in advance of its intention to take action with respect to a partnership change in recommendation, unless at the time such notice is required to be given there are less than two business days prior to the Eagle Rock unitholder meeting, in which case Eagle Rock will provide as much notice as is reasonably practicable, such period being the “notice period”; and
•	During the notice period, Eagle Rock has negotiated with Vanguard in good faith (to the extent Vanguard desires to negotiate) regarding any revisions to or adjustments in the terms and conditions of the merger agreement proposed by Vanguard.

Other than in connection with an alternative proposal, the merger agreement also permits the Eagle Rock Board to make a partnership change in recommendation in response to an “intervening event” (as described below) at any time prior to obtaining the approval of the Eagle Rock unitholders of the merger agreement, but only if:

•	prior to making such partnership change in recommendation, the Eagle Rock Board determines in good faith, after consultation with and considering the advice of Eagle Rock’s outside legal counsel, that failure to take such action would be inconsistent with its duties under applicable Delaware law, Eagle Rock’s partnership agreement or Eagle Rock GP’s partnership agreement;
•	Eagle Rock has given at least three business days’ advance written notice to Vanguard that the Eagle Rock Board intends to take such action (which notice shall specify in reasonable detail the reasons for such action); and
•	during the aforementioned period, Eagle Rock has negotiated with Vanguard in good faith (to the extent Vanguard desires to negotiate) regarding any revisions to or adjustments in the terms and conditions of the merger agreement proposed by Vanguard.

After compliance with the foregoing procedures, if the Eagle Rock Board still determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to make a partnership change in recommendation would be inconsistent with its duties under applicable Delaware law, Eagle Rock’s partnership agreement or Eagle Rock GP’s partnership agreement, then the Eagle Rock Board may, at any time prior to obtaining the Eagle Rock unitholder approval, effect a partnership change in recommendation.

As used in the merger agreement, subject to certain exceptions set forth therein, an “intervening event” means a material event, circumstance, state of facts, occurrence, development or change that did not exist or was not known to the Eagle Rock Board on the date of the merger agreement (or if known, the consequences of which were not known or reasonably foreseeable by the Eagle Rock Board as of such date) that becomes known to the Eagle Rock Board prior to a majority of Eagle Rock unitholders voting in favor of approving the merger agreement (subject to certain customary exceptions as further set forth in the merger agreement, including the receipt, existence, potential for or terms of an alternative proposal or any matter relating thereto or consequence thereof).

Notwithstanding the restrictions discussed above, Eagle Rock and the Eagle Rock Board may disclose information to Eagle Rock’s unitholders as contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or as otherwise required by law. Any “stop-look-and-listen” communication by Eagle Rock of the Eagle Rock Board to Eagle Rock’s unitholders pursuant to Rule 14d-9(f) will not be considered a failure to make, or a withdrawal, modification or change in any manner adverse to Vanguard of, the recommendation of the Eagle Rock Board that Eagle Rock’s unitholders approve the merger agreement.

Regulatory Matters

See “The Merger — Regulatory Approvals” for a description of the material regulatory requirements for the completion of the transactions contemplated by the merger agreement.

Vanguard and Eagle Rock have determined that they are not required to file notifications with the Federal Trade Commission and the Antitrust Division of the Department of Justice or observe a mandatory pre-merger waiting period before completing the merger under the HSR Act.

Vanguard and Eagle Rock have agreed to (including to cause their respective subsidiaries to) cooperate with each other and use their reasonable best effort to: (i) take all actions and do all things necessary, proper or advisable to cause the closing conditions of the merger agreement to be satisfied as promptly as practicable (and in any event no later than January 31, 2016) and to consummate and make effective, in the most expeditious manner practicable, the merger (including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain promptly (and in any event no later than January 31, 2016) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits (including environmental permits), authorizations and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the merger; (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the merger; and (iv) to obtain all necessary consents, approvals or waivers from third parties.

Vanguard and Eagle Rock must also use reasonable best efforts to (i) cooperate with any filing or submission with a governmental authority in connection with the transactions contemplated by the merger agreement, including in connection with any investigation or other inquiry by or before a governmental authority relating to the merger, including any proceeding initiated by a private person; (ii) promptly inform the other party (and supply the other party with) any communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other governmental authority and any material communication received or given in connection with any proceeding by a private person, in each case regarding the transactions contemplated by the merger agreement; (iii) permit the other party to review in advance and incorporate their reasonable comments in any communication to be given by it to any governmental authority with respect to any investigations or reviews under any antitrust law in connection with the transactions contemplated in the merger agreement; and (iv) consult with the other party in advance of any meeting, written communication or teleconference with any governmental authority or, in connection with any proceeding by a private person, with any other person, and, to the extent not prohibited by the governmental authority or other person, give the other party the opportunity to attend and participate in such meetings and teleconferences.

In addition, Vanguard agreed to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to resolve any objections that a governmental authority or any other person may assert under any antitrust law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental authority with respect to the transactions contemplated by the merger agreement, in each case, so as to enable the closing to occur as promptly as practicable and in any event no later than January 31, 2016; provided that nothing in the regulatory matters covenant requires, or will be construed to require, any party to sell or otherwise dispose of, hold separate (through the establishment of a trust or otherwise), divest itself of or limit the ownership of all or any portion of their respective businesses, assets or operations.

In furtherance of the above, Vanguard and Eagle Rock agreed to use reasonable best efforts to contest and resist any administrative or judicial actions or proceedings challenging the transactions contemplated by the merger agreement.

Termination of the Merger Agreement

Vanguard or Eagle Rock may terminate the merger agreement at any time prior to the closing by mutual written consent.

In addition, either Vanguard or Eagle Rock may terminate the merger agreement at any time prior to the closing by written notice to the other party:

•	if there is in effect a final and nonappealable order of a governmental authority restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement (unless such right to terminate is primarily due to the failure of the terminating party to perform any of its obligations under the merger agreement);
•	if the closing of the merger has not occurred on or before January 31, 2016 (unless such failure of the closing to occur is due to the failure of the terminating party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such party prior to the closing);
•	if after the final adjournment of the Eagle Rock special meeting at which a vote of the Eagle Rock unitholders has been taken in accordance with the merger agreement, the Eagle Rock unitholder approval of the merger agreement has not been obtained; or
•	if after the final adjournment of the Vanguard meeting at which a vote of the Vanguard unitholders has been taken in accordance with the merger agreement, the Vanguard unitholder approval of the Vanguard common unit issuance has not been obtained.

In addition, Vanguard may terminate the merger agreement:

•	if, prior to final adjournment of the Eagle Rock special meeting, a partnership change in recommendation shall have occurred; or
•	if Eagle Rock or Eagle Rock GP has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, or any representation or warranty of Eagle Rock or Eagle Rock GP becomes untrue, which breach, failure to perform or untruth if it was continuing as of the closing date of the merger agreement would result in the failure of the Additional Vanguard Conditions to be satisfied, and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or does not become true) by the earlier of (i) January 31, 2016 or (ii) within 30 days following receipt by Eagle Rock of notice of such breach, failure or untruth from Vanguard.

In addition, Eagle Rock may terminate the merger agreement:

•	if Vanguard has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, or any representation or warranty of Vanguard becomes untrue, which breach, failure to perform or untruth if it was continuing as of the closing date of the merger agreement would result in the failure of the Additional Eagle Rock Conditions to be satisfied, and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or does not become true) by the earlier of (i) January 31, 2016 or (ii) within 30 days following receipt by Vanguard of notice of such breach, failure or untruth from Eagle Rock (such a breach, whether committed by Eagle Rock (providing Vanguard a right of termination as described in the above discussion of Vanguard’s termination rights under the merger agreement) or Vanguard (providing Eagle Rock a right of termination as described in this paragraph) being referred to herein as a “terminable breach”); or
•	in order to enter into a definitive agreement relating to a superior proposal, provided that Eagle Rock must concurrently with such termination pay to Vanguard the termination fee (as described below).

In some cases, termination of the merger agreement may require Eagle Rock or Vanguard, as the case may be, to (i) reimburse up to $2,317,700 of the other party’s expenses as described below under “— Expenses” or (ii) pay a termination fee of $20,000,000 to the other party, as described below under “— Termination Fee.”

Termination Fee

The merger agreement provides that Eagle Rock is required to pay a termination fee of $20,000,000, which is referred to as the termination fee, reduced by the expenses previously paid or reimbursed by Eagle Rock (as described below under “— Expenses”), to Vanguard if:

•	prior to the final adjournment of the Eagle Rock special meeting, Vanguard terminates the merger agreement due to a partnership change in recommendation having occurred;
•	Eagle Rock terminates the merger agreement in order to enter into a definitive agreement relating to a superior proposal; or
•	Each of the following occurs:
•	an alternative proposal is publicly submitted, publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the Eagle Rock special meeting (or, if such special meeting has not occurred, prior to the termination of the merger agreement as a result of the failure to consummate the merger prior to January 31, 2016); and
•	the merger agreement is terminated:
•	by either Eagle Rock or Vanguard as a result of the failure to consummate the merger prior to January 31, 2016 (provided that, in such event, the termination fee payable to Vanguard will be $10,000,000 (i.e., or one-half of the termination fee);

•	by either Eagle Rock or Vanguard because the merger agreement was not approved at the Eagle Rock special meeting called for such purpose; or
•	by Vanguard because Eagle Rock has committed a “terminable breach” (as described above); and
•	Eagle Rock (i) enters into a definitive agreement with respect to, or consummates, an alternative proposal within 12 months after the date the merger agreement is terminated and (ii) such alternative transaction is consummated (provided that for purposes of the payment of the termination fee described above, the term “alternative proposal” has the meaning provided under “— Eagle Rock Unitholder Approval,” except that the references to “20% or more” will be deemed to be references to “50% or more”).

In no event will Eagle Rock be obligated to make more than one payment of the termination fee and, if Eagle Rock has previously paid any of Vanguard’s expenses in accordance with the merger agreement (as described below under “— Expenses”), the termination fee will be reduced by the amount of such expenses paid. In the event Eagle Rock pays the termination fee to Vanguard, Eagle Rock has no further liability to Vanguard of any kind in respect of the merger agreement and the transactions contemplated thereby.

The merger agreement provides that Vanguard will be required to pay a termination fee of $20,000,000 to Eagle Rock if after the final adjournment of the Vanguard annual meeting, the merger agreement is terminated by Eagle Rock or Vanguard due to Vanguard’s failure to obtain Vanguard unitholder approval of the Vanguard common unit issuance.

Expenses

Generally, all fees and expenses incurred in connection with the transactions contemplated by the merger agreement will be the obligation of the respective party incurring such fees and expenses, except that Vanguard and Eagle Rock will each pay one-half of the expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus.

In addition, in the event that the merger agreement is terminated by either party because the other party has committed a terminable breach (as described above), then the non-terminating party may be required to reimburse the terminating party, within two business days, the reasonable and documented out-of-pocket expenses of the terminating party incurred in connection with the negotiation, execution and delivery of the merger agreement and the performance of the transactions contemplated thereby up to an aggregate amount equal to $2,317,700.

Conduct of Business Pending the Consummation of the Transactions Contemplated by the Merger Agreement

Eagle Rock has agreed that, until the earlier of the effective time and the termination of the merger agreement, and except (i) as expressly contemplated or permitted by the merger agreement, (ii) as may be required by applicable law or the terms of any Eagle Rock employee benefit plan, (iii) as set forth in the disclosure letter delivered by Eagle Rock to Vanguard, (iv) as required by any agreement of Eagle Rock or any of its subsidiaries in effect as of the date of the merger agreement, including Eagle Rock’s partnership agreement or (v) with the prior written consent of Vanguard (which consent cannot be unreasonably withheld, conditioned or delayed), Eagle Rock will not (and Eagle Rock GP will not take any such action on its own behalf or on behalf of Eagle Rock), and will cause each of Eagle Rock’s subsidiaries not to:

•	conduct its business and the business of its subsidiaries other than in the ordinary course in any material respect, fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action that adversely affects the ability of any party to obtain any approvals required under the HSR Act for the transactions contemplated by the merger agreement; provided that no action or omission by Eagle Rock or its subsidiaries with respect to the list below will breach this obligation;
•	issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional rights;

•	split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or rights, subject to certain exceptions;
•	(i) sell, lease, transfer, farmout, exchange, dispose of, license, convey or discontinue all or any portion of its assets, business or properties, other than (a) in the ordinary course of business (including sales, transfers and dispositions of inventory, commodities and produced hydrocarbons, crude oil and refined products), (b) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $7,500,000, (c) any distributions otherwise permitted under the merger agreement or (d) the sale for cash of any portion of ETP Units owned or held by Eagle Rock or its subsidiaries; provided, however, that (x) in no event shall the ETP Units or any cash proceeds derived from the sale of such ETP Units be distributed to the Eagle Rock unitholders (except to the extent permitted by the merger agreement in connection with regular quarterly distributions to Eagle Rock unitholders) and (y) any cash proceeds derived from the sale of any ETP Units may be used to repay borrowings under the existing Eagle Rock revolving credit facilities, (ii) acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity other than (a) in the ordinary course of business or (b) acquisitions resulting from a working interest holder’s non-participation election in a well or wells, (iii) merge, consolidate or enter into any other business combination transaction with any person or (iv) convert from a limited partnership, limited liability company or corporation, as the case may be, to any other business entity;
•	make or declare dividends or distributions (i) to the holders of Eagle Rock common units that are special or extraordinary distributions or that are in a cash amount in excess of $0.07 per Eagle Rock common unit per quarter, or (ii) to the holders of any other units or interests in Eagle Rock, other than distributions required under the Eagle Rock partnership agreement by reason of regular quarterly cash distributions to the holders of Eagle Rock common units;
•	amend Eagle Rock’s certificate of limited partnership, its partnership agreement or the organizational documents of any subsidiary of Eagle Rock;
•	enter into any partnership material agreement (as such term is defined in the merger agreement);
•	modify, amend, terminate or assign, or waive or assign any rights under any partnership material agreement, in a manner that is materially adverse to Eagle Rock and its subsidiaries, taken as a whole, or that would reasonably be expected to prevent or materially delay the consummation of the merger or the other transactions contemplated by the merger agreement;
•	waive, release, assign, settle or compromise any material claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief;
•	implement or adopt any change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP;
•	fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;
•	change in any material respect any of its express or deemed elections relating to taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, amend in any material respect any tax return, or change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the most recent taxable year for which a return has been filed, except as may be required by applicable law;

•	increase in any respect the compensation of its officers or employees whose annual base compensation exceeds $200,000 (provided that Eagle Rock will provide prompt written notice to Vanguard of any increase in compensation to any officers or employees), take any action to increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under, any employee benefit plan, grant any severance or termination pay to any officer or director of Eagle Rock or any employee, or establish, adopt, enter into or materially amend any plan, policy, program or arrangement for the benefit of any current or former directors or officers of Eagle Rock or any of its subsidiaries or any of their beneficiaries;
•	(i) incur, assume, guarantee or otherwise become liable for any indebtedness, other than (a) borrowings under existing revolving credit facilities provided that the aggregate amount of indebtedness under such revolving credit facilities shall not exceed $165.0 million or (b) trade credit in the ordinary course of business, (ii) redeem, repurchase, cancel or otherwise acquire any indebtedness, (iii) enter into any material lease, (iv) other than with respect to the existing revolving credit facilities, create any lien on its property or the property of its subsidiaries in connection with any pre-existing indebtedness, new indebtedness or lease, or (v) make or commit to make any capital expenditures other than such capital expenditures that do not exceed 110% of Eagle Rock’s 2015 capital budget or that are related to satisfying Eagle Rock’s plugging and abandonment obligations;
•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;
•	take any action or fail to take any action that would reasonably be expected to cause Eagle Rock or any of its subsidiaries that is not a corporation to be treated, for U.S. federal income tax purposes, as a corporation;
•	enter into any partnership related party transaction (as such term is defined in the merger agreement); and
•	agree or commit to do anything prohibited in the list above.

The foregoing does not limit or restrict the ability of Eagle Rock or its subsidiaries to take otherwise prohibited actions in response to emergency situations to the extent required in order to ensure the protection of individuals or assets or compliance with environmental laws, including the release or threatened release of hazardous materials, provided that prompt notice is given to Vanguard.

Vanguard has agreed that, until the earlier of the effective time and the termination of the merger agreement, and except (i) as expressly contemplated or permitted by the merger agreement, (ii) as may be required by applicable law, (iii) as set forth in the disclosure letter delivered by Vanguard to Eagle Rock, (iv) as provided for or contemplated by any agreement of Vanguard or any of its subsidiaries in effect as of the date of the merger agreement, including the Vanguard limited liability company agreement and the LRE merger agreement (without a waiver or consent from the counterparty thereto) or (v) with the prior written consent of the Eagle Rock Board (which consent cannot be unreasonably withheld, conditioned or delayed), Vanguard will not, and will cause each of its subsidiaries not to:

•	conduct its business and the business of its subsidiaries in all material respects other than in the ordinary course, fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action that adversely affects the ability of any party to obtain any approvals required under the HSR Act for the transactions contemplated by the merger agreement; provided that no action or omission by Vanguard or its subsidiaries with respect to the list below will breach this obligation;
•	issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional rights; provided, however, that Vanguard may issue and sell units in the ordinary course of business consistent with past practice pursuant to its existing equity distribution agreement;

•	split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or rights, subject to certain exceptions;
•	(i) sell, lease, transfer, farmout, exchange, dispose of, license, convey or discontinue all or any portion of its assets, business or properties other than (a) in the ordinary course of business (including sales, transfers and dispositions of inventory, commodities and produced hydrocarbons, crude oil and refined products), (b) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $20,000,000, (c) any distributions expressly permitted under the merger agreement, (ii) acquire or lease any assets or all or any portion of the business or property of any other entity other than acquisitions for consideration not in excess of $500,000,000, (iii) merge, consolidate or enter into any other business combination transaction with any person or (iv) convert from a limited partnership or limited liability company, as the case may be, to any other business entity;
•	make or declare dividends or distributions to the holders of Vanguard common units or other Vanguard securities, other than distributions under the Vanguard limited liability company agreement by reason of regular monthly or quarterly cash distributions to Vanguard unitholders;
•	amend the Vanguard certificate of formation, the Vanguard limited liability company agreement or any organizational document of Vanguard’s subsidiaries;
•	except as would not prevent or materially delay the consummation of the transactions contemplated by the merger agreement, enter into any contract, agreement or arrangement that would be a Vanguard material agreement (as defined in the merger agreement);
•	modify, amend, terminate or assign, or waive or assign any rights under any Vanguard material agreement, in a manner that is materially adverse to Vanguard and its subsidiaries, taken as a whole, or that would reasonably be expected to have a Vanguard material adverse effect, or that would reasonably be expected to prevent or materially delay the consummation of the merger or the other transactions contemplated by the merger agreement;
•	implement or adopt any material change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP;
•	fail to use commercially reasonable efforts to maintain with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it as of the date of the merger agreement;
•	change in any material respect any of its express or deemed elections relating to taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, amend in any material respect any tax return, or change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the most recent taxable year for which a return has been filed, except as may be required by applicable law;
•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;
•	take any action or fail to take any action that would reasonably be expected to cause Vanguard or any of its subsidiaries that is not a corporation to be treated, for U.S. federal income tax purposes, as a corporation;

•	(i) terminate, amend, modify, assign or waive or assign any rights under any provision of, the LRE merger agreement, or enter into any other contract, agreement, arrangement or understanding with the parties to the LRE merger agreement that would, in any event, (a) increase the consideration payable to the sellers of the LRE general partner interest or the LRE unitholders, or (b) otherwise adversely affect the holders of Eagle Rock common units and or the value of the merger consideration or (ii) terminate, amend, modify, assign or waive any rights under any provision of the consent to the merger provided by LRE (the “LRE consent”), or enter into any other contract, agreement, arrangement or understanding with the parties to the LRE consent that would have the effect of a termination, amendment, modification, assignment, waiver or assignment of rights under any provision of the LRE consent; and
•	agree or commit to do anything prohibited in the list above.

The foregoing does not limit or restrict the ability of Vanguard or its subsidiaries to take otherwise prohibited actions in response to emergency situations to the extent required in order to ensure the protection of individuals or assets or compliance with environmental laws, including the release or threatened release of hazardous materials, provided that prompt notice is given to Eagle Rock.

Indemnification; Directors’ and Officers’ Insurance

Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Eagle Rock partnership agreement, any supplemental indemnification agreements, the merger agreement or, if applicable, similar organizational documents or agreements of any of Eagle Rock’s subsidiaries, from and after the effective time of the merger, to the fullest extent permitted by law, Vanguard and the surviving entity in the merger, jointly and severally, will indemnify and hold harmless each person who is now, or has been or becomes at any time prior to the effective time, an officer, director or employee of Eagle Rock G&P, Eagle Rock GP, Eagle Rock or any of its subsidiaries and also with respect to any such person, in such person’s capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (regardless of whether affiliated with Eagle Rock) serving at the request of or on behalf of Eagle Rock G&P, Eagle Rock GP, Eagle Rock or any of its subsidiaries and together with such person’s heirs, executors or administrators (collectively “indemnified parties”) against any losses, claims, damages, liabilities, costs, indemnification expenses, judgments, fines, penalties and amounts paid in settlement resulting therefrom. Additionally, Vanguard and the surviving entity will pay on behalf of or advance to any indemnified party any indemnification expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any claim or action in advance of the final disposition of such claim or action without the requirement of any bond or other security.

The indemnification and advancement obligations of Vanguard and the surviving entity in the merger pursuant to the merger agreement extend to acts or omissions occurring at or before the effective time and any claim or action relating thereto (including with respect to any acts or omissions occurring in connection with the approval of the merger agreement and the consummation of the merger and the transactions contemplated by the merger agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any claim or action relating thereto), and all rights to indemnification and advancement conferred hereunder continue as to each indemnified party who has ceased to be a director or officer of Eagle Rock G&P, Eagle Rock GP, Eagle Rock or any of its subsidiaries after the date of the merger agreement and inure to the benefit of such person’s heirs, executors and personal and legal representatives.

Without limiting the foregoing, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the merger now existing in favor of the indemnified parties as provided in the Eagle Rock partnership agreement (or, as applicable, other organizational documents of Eagle Rock G&P, Eagle Rock GP or any Eagle Rock subsidiary) and indemnification agreements (including the supplemental indemnification Agreements) of Eagle Rock G&P, Eagle Rock GP, Eagle Rock or any of its subsidiaries will be assumed by Vanguard and the surviving entity in the merger, without further action, at the effective time of the merger and will survive the merger and continue in full force and effect in accordance with their terms.

For a period of six years from the effective time of the merger, the Eagle Rock partnership agreement and the organizational documents of Eagle Rock subsidiaries must contain provisions no less favorable with respect to indemnification, advancement of expenses, exculpation and limitations on liability of directors and officers than are set forth in the existing Eagle Rock partnership agreement and supplemental indemnification agreements, which provisions will not be amended, repealed or otherwise modified for a period of six years from the effective time of the merger in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the effective time of the merger, were indemnified parties, unless such modification is required by law and then only to the minimum extent required by law. Any such modification will be prospective only and will not limit or eliminate any such right with respect to any claim or action involving any occurrence or alleged occurrence of any action or omission to act that took place prior to modification. All rights to indemnification in respect of any action pending or asserted or any claim made within such period continue until the disposition of such action or resolution of such claim.

For a period of six years from the effective time, as required by the merger agreement, Vanguard will maintain in full effect the current directors’ and officers’ liability and fiduciary liability insurance policies covering the indemnified parties (but may substitute therefor other policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the indemnified parties so long as that substitution does not result in gaps or lapses in coverage) with respect to matters occurring on or before the effective time, but Vanguard is not required to pay annual premiums in excess of 300% of the last annual premiums paid therefor prior to the date of the merger agreement and will purchase the maximum amount of coverage that can be obtained for that amount if the coverage would cost in excess of that amount. Vanguard may, in its sole discretion, on or prior to the effective time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the effective time that were committed or alleged to have been committed by such indemnified parties in their capacity as such; provided that in no event shall the cost of such policy, if purchased by Eagle Rock, exceed six times an amount equal to 300% of the last annual premiums paid therefor prior to the date of the merger agreement by Eagle Rock for directors’ and officers’ liability insurance policies and, if such a “tail policy” is purchased, neither Vanguard nor the surviving entity in the merger shall have any further obligations with respect to maintaining directors’ and officers’ liability insurance.

If Vanguard, the surviving entity in the merger or any of their respective successors or assigns consolidates with or merges with or into any other person and is not the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision must be made so that the successors and assigns of Vanguard or the surviving entity assume the foregoing indemnification obligations.

Vanguard’s indemnification obligations is intended to be for the benefit of, and to be enforceable by, the indemnified parties and the indemnitees (as set forth in the Eagle Rock Partnership Agreement) and their respective heirs and personal representatives, and will be binding on Vanguard, the surviving entity in the merger and their respective successors and assigns. The indemnified parties and the indemnitees and their respective heirs and personal representatives are express third party beneficiaries of the foregoing indemnification obligations of Vanguard and the surviving entity in the merger.

Employee Matters

From the date of the merger agreement until the date that is five days prior to the closing date, Vanguard will have the right to conduct interviews with respect to all Eagle Rock employees and, in Vanguard’s sole discretion, may determine and inform Eagle Rock of which employees Vanguard will make an offer of employment to effective of and expressly conditioned upon the consummation of the transactions contemplated by the merger agreement. The offer of employment from Vanguard may be a Qualified Offer (as defined above within the “Treatment of Equity Awards” section) or unqualified (generally any offer that does not constitute as a Qualified Offer). Vanguard shall inform Eagle Rock promptly of the identity of any offered employee who does not accept the employment offer of Vanguard. Eagle Rock shall terminate the employment of all employees effective on and expressly conditioned upon the consummation of the transactions contemplated by the merger agreement. Except as provided for by the merger agreement (see the “Treatment of Equity Awards” section above) or an Eagle Rock employee benefit plan, no employee that declines an offer of employment from Vanguard shall be entitled to any severance payment or other benefit from Eagle Rock, Vanguard or any of their respective affiliates.

For a period of one year following the effective time, Vanguard shall provide each employee who accepts an offer of employment and who remains in the active employment of Vanguard with (i) a base salary or wages that are no less than such employee’s base salary or wages as of the effective time and (ii) employee benefits that are no less favorable, in the aggregate, than the employee benefits that Vanguard provides to its similarly situated employees during such period.

Financing Matters

Pursuant to the merger agreement, prior to the effective time of the merger, Eagle Rock and Eagle Rock GP have agreed, at Vanguard’s sole cost and expense, to cooperate, and to cause their respective subsidiaries and representatives to cooperate, as is reasonably necessary with Vanguard in connection with any financing by Vanguard or Vanguard’s subsidiaries in connection with the transactions contemplated by the merger agreement and the LRE merger agreement as may be reasonably requested by Vanguard or its representatives.

Amendment of Merger Agreement

At any time prior to the effective time, whether before or after approval of the merger agreement by Eagle Rock unitholders or the approval of the Vanguard common unit issuance by the Vanguard unitholders, the parties may, by written agreement, amend the merger agreement; provided, however, that following (i) approval of the merger and the other transactions contemplated by the merger agreement by Eagle Rock unitholders, no amendment or change to the provisions of the merger agreement will be made that by law would require further approval by Eagle Rock unitholders without such approval and (ii) the approval of the Vanguard common unit issuance by Vanguard unitholders, no amendment or change to the provisions of the merger agreement will be made that by law would require further approval by Vanguard unitholders without such approval.

Remedies; Specific Performance

Under the merger agreement, each of the parties agrees that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in the Delaware Court of Chancery or any state or federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided in the merger agreement on the basis that (i) each party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Representations and Warranties

The merger agreement contains representations and warranties made by Vanguard, on the one hand, and Eagle Rock and Eagle Rock GP, on the other hand. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	may be intended not as statements of fact or of the condition of the parties to the merger agreement or their respective subsidiaries, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the merger agreement, which disclosures may not be reflected in the merger agreement;
•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and
•	were made only as of the date of the merger agreement or such other date or dates as may be specified in the merger agreement and are subject to more recent developments.

The representations and warranties made by both Vanguard and Eagle Rock relate to:

•	organization, general authority, standing and similar matters;
•	capitalization;
•	equity interests in other entities;
•	approval and authorization of the merger agreement and the transactions contemplated by the merger agreement and any conflicts created by such transactions;
•	no violations or defaults resulting from the consummation of the transactions contemplated by the merger agreement;
•	required consents and approvals of governmental authorities in connection with the transactions contemplated by the merger agreement;
•	documents filed with the SEC and financial statements included in those documents;
•	internal controls and procedures;
•	absence of undisclosed liabilities since March 31, 2015;
•	absence of certain changes or events from March 31, 2015 through the date of the merger agreement and from the date of the merger agreement through the closing date;
•	compliance with applicable laws and permits;
•	material contracts;
•	environmental matters;
•	reserve reports;
•	title to properties;
•	litigation;
•	information supplied in connection with this joint proxy statement/prospectus;
•	tax matters;
•	employee benefits and employment matters;
•	intellectual property;
•	related party transactions;
•	insurance;
•	regulatory matters;
•	derivatives;
•	unitholder approval of (i) with respect to Eagle Rock, the merger agreement, and (ii) with respect to Vanguard, the Vanguard common unit issuance;
•	financial advisors; and
•	absence of additional representations and warranties.

Additional representations and warranties made only by Vanguard relate to the operations of Merger Sub and the financing of the transactions contemplated by the merger agreement.

Additional representations and warranties made only by Eagle Rock and Eagle Rock GP relate to state takeover statutes.

Additional Agreements

The merger agreement also contains covenants relating to cooperation in the preparation of this joint proxy statement/prospectus and additional agreements relating to, among other things, access to information, notice of specified matters and public announcements. The merger agreement also obligates Vanguard to have Vanguard common units to be issued in connection with the transactions contemplated by the merger agreement approved for listing on the NASDAQ, subject to official notice of issuance, prior to the date of the consummation of the transactions contemplated by the merger agreement.

VANGUARD NATURAL RESOURCES, LLC

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Vanguard as adjusted for the merger and as further adjusted for the LRE merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, the merger agreement provides for the merger of Merger Sub with and into Eagle Rock, with Eagle Rock continuing as the surviving entity and as a wholly owned indirect subsidiary of Vanguard. Further, subject to the terms and conditions of the LRE merger agreement and in accordance with Delaware law, the LRE merger agreement provides for the merger of Lighthouse Merger Sub with and into LRE, with LRE continuing as the surviving entity, and, at the same time, the purchase by Vanguard of all of the outstanding limited liability company interests in LRE GP, resulting in both LRE and LRE GP becoming wholly owned subsidiaries of Vanguard.

The pro forma financial statements presented in this subsection have been prepared using the acquisition method of accounting for business combinations under U.S. GAAP. Under the acquisition method of accounting, the assets acquired and liabilities assumed from Eagle Rock and LRE will be recorded as of the acquisition date at their respective fair values.

The historical financial information included in the columns entitled “Vanguard” presented in this subsection was derived from the unaudited financial statements included in Vanguard’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and its Annual Report on Form 10-K for the year ended December 31, 2014 which are incorporated by reference into this joint proxy statement/prospectus. The historical financial information included in the columns entitled “Eagle Rock” was derived from Eagle Rock’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, and Annual Report on Form 10-K for the year ended December 31, 2014, which are incorporated by reference into this joint proxy statement/prospectus. The historical financial information included in the columns entitled “LRE” was derived from LRE’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, and Annual Report on Form 10-K for the year ended December 31, 2014, which are incorporated by reference into this joint proxy statement/prospectus.

On January 31, 2014, Vanguard and its wholly owned subsidiary, Encore Energy Partners Operating, LLC, completed the acquisition of certain natural gas and oil assets in the Pinedale and Jonah fields located in Southwestern Wyoming for approximately $555.6 million in cash (the “Pinedale Acquisition”).

On September 30, 2014, Vanguard and its wholly owned subsidiary, Vanguard Operating, LLC, completed the acquisition of natural gas, oil and NGL assets in the Piceance Basin located in Colorado for approximately $496.41 million (the “Piceance Acquisition”).

The unaudited pro forma combined balance sheet at June 30, 2015 presented in this subsection has been presented to show the effect as if the merger, the LRE merger and the pro forma adjustments had occurred on June 30, 2015. The Pinedale Acquisition and the Piceance Acquisition were included in Vanguard’s historical balance sheet at June 30, 2015, and, as such, there are no pro forma adjustments related to the Pinedale Acquisition and the Piceance Acquisition.

The unaudited pro forma combined statements of operations for the six months ended June 30, 2015 and for the year ended December 31, 2014 presented in this subsection have been presented based on Vanguard’s individual statements of operations, and reflect the pro forma operating results attributable to the merger, the LRE merger, the Pinedale Acquisition and the Piceance Acquisition as if the merger, the LRE merger and acquisitions and the related transactions had occurred on January 1, 2014. Vanguard’s historical statements of operations include operating results from the Pinedale Acquisition and the Piceance Acquisition for the six months ended June 30, 2015 and, as such, there are no pro forma adjustments related to the Pinedale Acquisition and the Piceance Acquisition for this period.

Pro forma data is based on currently available information and certain estimates and assumptions as explained in the notes to the unaudited pro forma combined financial statements presented in this subsection. Pro forma data is not necessarily indicative of the financial results that would have been attained had the merger, the LRE merger and the Pinedale Acquisition and the Piceance Acquisition occurred on January 1,

2014. As actual adjustments may differ from the pro forma adjustments, the pro forma amounts presented should not be viewed as indicative of operations in future periods.

The unaudited pro forma combined financial information presented in this subsection is based on assumptions that Vanguard believes are reasonable under the circumstances and are intended for informational purposes only. Actual results may differ from the estimates and assumptions used. The unaudited pro forma combined financial information presented in this subsection is not necessarily indicative of the financial results that would have occurred if these transactions had taken place on the dates indicated, nor is it indicative of future consolidated results.

The completion of the LRE merger is not a condition to the completion of the merger and there can be no assurance that the LRE merger will be completed.

Vanguard Natural Resources, LLC and Subsidiaries

Unaudited Pro Forma Combined Balance Sheet
As of June 30, 2015

	Historical		Pro Forma Adjustments (Note 2)		Vanguard/ Eagle Rock Pro Forma Combined	Historical LRE	Pro Forma Adjustments (Note 2)		Vanguard/ Eagle Rock/ LRE Pro Forma Combined
(in thousands)	Vanguard	Eagle Rock
Assets
Current assets
Cash and cash equivalents	$4,132	$20	$—		$4,152	$7,681	$(3,612	)(k)	$8,221
Trade accounts receivable, net	85,754	27,087	—		112,841	8,659	—		121,500
Derivative assets	114,415	36,169	—		150,584	32,087	—		182,671
Due from affiliates	—	—	—		—	1,456	—		1,456
Prepaid expenses	—	—	—		—	1,240	(142	)(g)	1,098
Other currents assets	6,146	11,594	—		17,740	—	—		17,740
Total current assets	210,447	74,870	—		285,317	51,123	(3,754)		332,686
Oil and natural gas properties, at cost	4,194,888	891,788	(458,534	)(a)	4,610,634	972,120	(559,640	)(g)	4,801,604
			(17,508	)(a)			(221,510	)(g)
Accumulated depletion, amortization and impairment	(2,154,462)	(458,534)	458,534	(a)	(2,154,462)	(559,640)	559,640	(g)	(2,154,462)
Oil and natural gas properties evaluated, net – full cost method	2,040,426	433,254	(17,508)		2,456,172	412,480	(221,510)		2,647,142
Other assets
Goodwill	420,955	—	29,609	(a)	450,564	—	209,389	(g)	659,953
Derivative assets	68,942	38,469	—		107,411	37,159	—		144,570
Deferred financing costs, net of accumulated amortization and other assets	—	—	—		—	1,646	(1,646	)(g)	—
Other assets	27,272	15,585	(4,788	)(a)	38,069	455	(10	)(g)	38,514
Total assets	$2,768,042	$562,178	$7,313		$3,337,533	$502,863	$(17,531)		$3,822,865

See the accompanying notes to the unaudited pro forma combined financial statements.

Vanguard Natural Resources, LLC and Subsidiaries

Unaudited Pro Forma Combined Balance Sheet – (continued)
As of June 30, 2015

	Historical		Pro Forma Adjustments (Note 2)		Vanguard/ Eagle Rock Pro Forma Combined	Historical LRE	Pro Forma Adjustments (Note 2)		Vanguard/ Eagle Rock/ LRE Pro Forma Combined
(in thousands)	Vanguard	Eagle Rock
Liabilities and members’ equity
Current liabilities
Accounts payable:
Trade	$12,165	$9,442	$4,400	(e)	$26,007	$—	$—		$26,007
Affiliates	1,266	—	—		1,266	—	—		1,266
Accrued liabilities:
Lease operating	16,434	3,096	—		19,530	2,578	—		22,108
Developmental capital	9,938	16,540	—		26,478	7,642	—		34,120
Interest	11,502	92	—		11,594	151	—		11,745
Production and other taxes	41,397	2,857	—		44,254	262	—		44,516
Derivative liabilities	750	—	—		750	3,564	—		4,314
Oil and natural gas revenue payable	29,579	10,389	—		39,968	—	—		39,968
Distributions payable	11,226	—	—		11,226	—	—		11,226
Other	14,892	7,889	14,000	(f)	36,781	9,072	1,380	(g)	48,433
							1,200	(l)
Total current liabilities	149,149	50,305	18,400		217,854	23,269	2,580		243,703
Term loan	—	—	—		—	50,000	(50,000	)(h)	—
Revolving credit facility	—	—	—		—	235,000	(235,000	)(h)	—
Long-term debt	1,890,731	144,781	(94,000	)(b)	2,035,803	—	285,000	(h)	2,320,803
			94,000	(b)
			291	(a)
Derivative liabilities	66	—	—		66	1,054	—		1,120
Asset retirement obligations	148,997	48,335	11,758	(a)	209,090	40,558	(6,769	)(g)	242,879
Deferred tax liabilities	—	28,589	—		28,589	—	—		28,589
Other long-term liabilities	1,460	4,960	—		6,420	—	—		6,420
Total liabilities	2,190,403	276,970	30,449		2,497,822	349,881	(4,189)		2,843,514
Members’ equity
Cumulative Preferred units	335,444	—	—		335,444	—	—		335,444
Common units	234,580	285,208	(285,208	)(d)	496,652	—	143,252	(i)	636,292
			(4,400	)(e)			(3,612	)(k)
			266,472	(c)
Class B units	7,615	—	—		7,615	—	—		7,615
General Partner	—	—	—		—	(9,139)	9,139	(j)	—
Public common unitholders	—	—	—		—	162,121	(162,121	)(j)	—
Total members’ equity	577,639	285,208	(23,136)		839,711	152,982	(13,342)		979,351
Total liabilities and members’ equity	$2,768,042	$562,178	$7,313		$3,337,533	$502,863	$(17,531)		$3,822,865

See the accompanying notes to the unaudited pro forma combined financial statements.

Vanguard Natural Resources, LLC and Subsidiaries

Unaudited Pro Forma Combined Statement of Operations
For the Six Months Ended June 30, 2015

(in thousands, except per unit data)	Historical		Pro Forma reclassification adjustments (Note 3)		Pro Forma Adjustments (Note 3)		Vanguard/ Eagle Rock Pro Forma Combined	Historical	Pro Forma reclassification adjustments (Note 3)		Pro Forma Adjustments (Note 3)		Vanguard/Eagle Rock/LRE Pro Forma Combined
	Vanguard	Eagle Rock						LRE
Revenues:
Oil sales	$79,801	$—	$36,186	(a)	$—		$115,987	$26,291	$—		$—		$142,278
Natural gas sales	95,651	—	16,508	(a)	—		112,159	7,986	55	(i)	—		120,200
NGLs sales	19,283	—	10,029	(a)	—		29,312	2,832	—		—		32,144
Natural gas, natural gas liquids, oil, condensate and sulfur	—	62,725	(62,725	)(a)	—		—	—	—		—		—
Net gains on commodity derivative contracts	38,233	11,065	—		—		49,298	9,755	—		—		59,053
Other income	—	(2)	2	(a)	—		—	55	(55)		—		—
Total revenues	232,968	73,788	—		—		306,756	46,919	—		—		353,675
Costs and expenses:
Production:
Lease operating expenses	67,078	22,836	—		—		89,914	12,780	—		(179	)(k)	102,515
Production and other taxes	22,180	2,726	—		—		24,906	2,748	—		—		27,654
Depreciation, depletion, amortization and accretion	130,015	31,035	—		(28,446	)(d)	149,488	17,574	—		(17,574	)(l)	157,903
					17,210	(d)					7,625	(l)
					(326	)(e)					790	(m)
Impairment of oil and natural gas properties	865,975	68,344	—		—		934,319	35,962	—		—		970,281
Accretion expense	—	—	—		—		—	1,029	—		(1,029	)(m)	—
Loss on settlement of asset retirement obligations	—	—	—		—		—	68	—		(68	)(n)	—
Selling, general and administrative expenses	18,193	22,395	—		(323	)(f)	40,265	16,464	(18	)(j)	(20	)(o)	56,691
Total costs and expenses	1,103,441	147,336	—		(11,885)		1,238,892	86,625	(18)		(10,455)		1,315,044
Income (loss) from operations	(870,473)	(73,548)	—		11,885		(932,136)	(39,706)	18		10,455		(961,369)
Other income (expense):
Interest expense	(40,563)	(4,439)	—		1,869	(g)	(45,046)	(5,889)	—		5,889	(p)	(48,153)
					(1,913	)(g)					(3,107	)(p)
Net losses on interest rate derivative contracts	(1,484)	(2,102)	—		—		(3,586)	(1,673)	—		—		(5,259)
Net income (loss) from short term investments	—	(5,754)	3,179	(c)	—		(2,575)	—	—		—		(2,575)
Other	45	3,203	(3,179	)(c)	—		69	—	—		—		69
Total other expense	(42,002)	(9,092)	—		(44)		(51,138)	(7,562)	—		2,782		(55,918)

See the accompanying notes to the unaudited pro forma combined financial statements.

Vanguard Natural Resources, LLC and Subsidiaries

Unaudited Pro Forma Combined Statement of Operations – (continued)
For the Six Months Ended June 30, 2015

(in thousands, except per unit data)	Historical		Pro Forma reclassification adjustments (Note 3)	Pro Forma Adjustments (Note 3)		Vanguard/Eagle Rock Pro Forma Combined	Historical	Pro Forma reclassification adjustments (Note 3)		Pro Forma Adjustments (Note 3)		Vanguard/Eagle Rock/LRE Pro Forma Combined
	Vanguard	Eagle Rock					LRE
Income (loss) before taxes	$(912,475)	$(82,640)	$—	$11,841		$(983,274)	$(47,268)	$18		$13,237		$(1,017,287)
Income tax benefit (expense)	—	1,521	—	—		1,521	18	(18	)(j)	—		1,521
Loss from continuing operations	(912,475)	(81,119)	—	11,841		(981,753)	(47,250)	—		13,237		(1,015,766)
Less: Distributions to Preferred unitholders	(13,380)	—	—	—		(13,380)	—	—		—		(13,380)
Loss from continuing operations attributable to Common and Class B unitholders	$(925,855)	$(81,119)	$—	$11,841		$(995,133)	$(47,250)	$—		$13,237		$(1,029,146)
Loss from continuing operations per Common and Class B unit:
Basic & Diluted	$(10.86)					$(8.73)						$(7.95)
Weighted average units outstanding:
Common units – basic & diluted	84,816			28,746	(h)	113,562				15,453	(q)	129,015
Class B units – basic & diluted	420					420						420

See the accompanying notes to the unaudited pro forma combined financial statements.

Vanguard Natural Resources, LLC and Subsidiaries

Unaudited Pro Forma Combined Statement of Operations
For the Year Ended December 31, 2014

(in thousands, except per unit data)	Vanguard As Adjusted (Note 4)	Eagle Rock	Pro Forma reclassification adjustments (Note 3)		Pro Forma Adjustments (Note3)		Vanguard/ Eagle Rock Pro Forma Combined	LRE	Pro Forma reclassification adjustments (Note 3)		Pro Forma Adjustments (Note3)		Vanguard/ Eagle Rock/ LRE Pro Forma Adjustments
Revenues:
Oil sales	$285,918	$—	$113,363	(a)	$—		$399,281	$76,662	$—		$—		$475,943
Natural gas sales	351,404	—	51,252	(a)	—		402,637	28,521	121	(i)	—		431,279
			(19	)(b)
NGLs sales	101,309	—	39,177	(a)	—		140,486	11,362	—		—		151,848
Natural gas, natural gas liquids, oil, condensate	—	203,792	(203,792	)(a)	—		—	—	—		—		—
Net gains on commodity derivative contracts	163,452	94,431	—		—		257,883	71,235	—		—		329,118
Other income	—	(19)	19	(b)	—		—	125	(125	)(i)	—		—
Total revenues	902,083	298,204	—		—		1,200,287	187,905	(4)		—		1,388,188
Costs and expenses:
Production:
Lease operating expenses	149,765	43,670	—		—		193,435	25,821	—		(322	)(k)	218,934
Production and other taxes	68,749	12,925	—		—		81,674	8,738	—		—		90,412
Depreciation, depletion, amortization and accretion	267,091	85,579	—		(80,810	)(d)	311,901	36,729	—		(36,729	)(l)	334,821
					40,670	(d)					21,366	(l)
					(629	)(e)					1,554	(m)
Impairment of oil and natural gas properties	194,280	395,892	—		—		590,172	37,758	—		—		627,930
Accretion expense	—	—	—		—		—	2,071	—		(2,071	)(m)	—
Loss on settlement of asset retirement obligations	—	—	—		—		—	151	—		(151	)(n)	—
Selling, general and administrative expenses	30,839	47,193	—		(584	)(f)	77,448	11,447	186	(j)	(31	)(o)	89,050
Total costs and expenses	710,724	585,259	—		(41,353)		1,254,630	122,715	186		(16,384)		1,361,147
Income from operations	191,359	(287,055)	—		41,353		(54,343)	65,190	(190)		16,384		27,041
Other income (expense):
Interest expense	(78,994)	(15,247)	—		13,857	(g)	(89,924)	(10,472)	—		10,472	(p)	(96,137)
					(9,540	)(g)					(6,213	)(p)
Net losses on interest rate derivative contracts	(1,933)	(1,734)	—		—		(3,667)	(1,790)	—		—		(5,457)
Gain on acquisition of oil and natural gas properties	2,836	—	—		—		2,836	—	—		—		2,836
Net income (loss) from short term investments	—	(62,028)	8,041	(c)	—		(53,987)	—	—		—		(53,987)
Other	54	8,294	(8,041	)(c)	—		307	—	4	(i)	—		311
Total other expense	(78,037)	(70,715)	—		4,317		(144,435)	(12,262)	4		4,259		(152,434)

See the accompanying notes to the unaudited pro forma combined financial statements.

Vanguard Natural Resources, LLC and Subsidiaries

Unaudited Pro Forma Combined Statement of Operations – (continued)
For the Year Ended December 31, 2014

(in thousands, except per unit data)	Vanguard As Adjusted (Note 4)	Eagle Rock	Pro Forma reclassification adjustments (Note 3)	Pro Forma Adjustments (Note3)		Vanguard/ Eagle Rock Pro Forma Combined	LRE	Pro Forma reclassification adjustments (Note 3)		Pro Forma Adjustments (Note3)		Vanguard/ Eagle Rock/ LRE Pro Forma Adjustments
Income (loss) before taxes	$113,322	$(357,770)	$—	$45,670		$(198,778)	$52,928	$(186)		$20,643		$(125,393)
Income tax benefit (expense)	—	5,403	—	—		5,403	(186)	186	(j)	—		5,403
Income (loss) from continuing operations	113,322	(352,367)	—	45,670		(193,375)	52,742	—		20,643		(119,990)
Less: Distributions to Preferred unitholders	(18,197)	—	—	—		(18,197)	—	—		—		(18,197)
Income (loss) from continuing operations attributable to Common and Class B unitholders	$95,125	$(352,367)	$—	45,670		$(211,572)	$52,742	$—		$20,643		$(138,187)
Income (loss) from continuing operations per Common and Class B unit:
Basic	$1.16					$(1.91)						$(1.09)
Diluted	$1.14					$(1.91)						$(1.09)
Weighted average units outstanding:
Common units – basic	81,611			28,746	(h)	110,357				15,453	(q)	125,810
Common units – diluted	82,039			28,318	(h)	110,357				15,453	(q)	125,810
Class B units – basic & diluted	420					420						420

See the accompanying notes to the unaudited pro forma combined financial statements.

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 1 Basis of Presentation

On January 31, 2014, Vanguard and its wholly owned subsidiary, Encore Energy Partners Operating, LLC, completed the Pinedale Acquisition, whereby Vanguard acquired certain natural gas and oil assets in the Pinedale and Jonah fields located in Southwestern Wyoming for approximately $555.6 million in cash.

On September 30, 2014, Vanguard and its wholly owned subsidiary, Vanguard Operating, LLC, completed the Piceance Acquisition, whereby Vanguard acquired natural gas, oil and NGL assets in the Piceance Basin located in Colorado for approximately $496.4 million.

On April 20, 2015, Vanguard and LRE entered into a definitive merger agreement (as such agreement may be amended from time to time, the “LRE merger agreement”), pursuant to which a subsidiary of Vanguard will merge with and into LRE, with LRE continuing as the surviving entity, and, at the same time, Vanguard will purchase all of the limited liability company interests in LRE GP, LLC, the general partner of LRE (“LRE GP”), resulting in both LRE and LRE GP becoming wholly owned subsidiaries of Vanguard (the “LRE merger”). Under the terms of the LRE merger agreement, holders of LRE common units will receive 0.550 common units of Vanguard for each LRE common unit held. In addition, Vanguard will issue and deliver to the members of LRE GP 12,320 common units of Vanguard in exchange for all of the limited liability company interests in LRE GP. The transaction would result in approximately 15.45 million additional common units being issued by Vanguard. The completion of the LRE merger is subject to the approval of the holders, as of the record date of the special meeting, of a majority of the outstanding LRE common units, voting together as a single class, and other customary closing conditions.

On May 21, 2015, Vanguard entered into a merger agreement (as such agreement may be amended from time to time, the “merger agreement”) with Eagle Rock Energy Partners, L.P. (“Eagle Rock”) and Eagle Rock Energy GP, L.P., the general partner of Eagle Rock (“Eagle Rock GP”), pursuant to which and subject to the terms and conditions thereof a wholly owned indirect subsidiary of Vanguard will merge with and into Eagle Rock, with Eagle Rock continuing as the surviving entity and a wholly owned indirect subsidiary of Vanguard (the “merger”). Under the terms of the merger agreement, each outstanding common unit representing a limited partner interest in Eagle Rock will be converted into the right to receive 0.185 newly issued Vanguard common units or, in the case of fractional Vanguard common units, cash. Further, in connection with the merger agreement, Vanguard will adopt Eagle Rock’s long-term incentive plan and each outstanding award of Eagle Rock common units issued under such plan will be converted into new awards of Vanguard restricted units. The completion of the merger is subject to (i) the approval of the merger agreement by the affirmative vote or consent of the holders of at least a majority of the outstanding Eagle Rock common units, voting as a class, (ii) the approval of the issuance of the new Vanguard common units in connection with the merger by the majority of the votes cast affirmatively or negatively by holders of the Vanguard common units and class B units present in person or by proxy at a duly called unitholder meeting and (iii) other customary closing conditions.

The proposed merger and LRE merger will be accounted for in accordance with Accounting Standards Board’s Accounting Standards Codification Topic 805 — Business Combinations, which is referred to as FASB ASC 805.

Vanguard’s unaudited pro forma combined balance sheet at June 30, 2015 has been presented in this subsection to show the effect as if the merger, the LRE merger and the pro forma adjustments had occurred on June 30, 2015. The Pinedale Acquisition and the Piceance Acquisition were included in Vanguard’s historical balance sheet at June 30, 2015, and, as such, there are no pro forma adjustments related to the Pinedale Acquisition and the Piceance Acquisition.

Vanguard’s unaudited pro forma combined statements of operations for the six months ended June 30, 2015 and for the year ended December 31, 2014 have been presented in this subsection based on Vanguard’s individual statements of operations, and reflect the pro forma operating results attributable to the merger, the LRE merger, the Pinedale Acquisition and the Piceance Acquisition as if the merger, the LRE merger and acquisitions and the related transactions had occurred on January 1, 2014. Vanguard’s historical statements of operations include operating results from the Pinedale Acquisition and the Piceance Acquisition

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 1 Basis of Presentation  – (continued)

for the six months ended June 30, 2015 and, as such, there are no pro forma adjustments related to the Pinedale Acquisition and the Piceance Acquisition for this period.

The unaudited pro forma combined financial information in this subsection includes adjustments to conform Eagle Rock’s and LRE’s accounting for oil and natural gas properties to the full cost method. Vanguard follows the full cost method of accounting for oil and natural gas properties while Eagle Rock and LRE follow the successful efforts method of accounting for oil and natural gas properties. Certain costs that are capitalized under the full cost method are expensed under the successful efforts method. These costs consist primarily of unsuccessful exploration drilling costs, geological and geophysical costs, delay rental on leases, abandonment costs and general and administrative expenses directly related to exploration and development activities. Under the successful efforts method of accounting, proved property acquisition costs are amortized on a unit-of-production basis over total proved reserves and costs of wells, related equipment and facilities are depreciated over the life of the proved developed reserves that will utilize those capitalized assets on a field-by-field basis. Under the full cost method of accounting, property acquisition costs, costs of wells, related equipment and facilities and future development costs are included in a single full cost pool, which is amortized on a unit-of-production basis over total proved reserves.

Pro forma data is based on currently available information and certain estimates and assumptions as explained in the notes to the unaudited pro forma combined financial statements in this subsection. Pro forma data is not necessarily indicative of the financial results that would have been attained had the merger, the LRE merger, the Pinedale Acquisition and the Piceance Acquisition occurred on January 1, 2014. As actual adjustments may differ from the pro forma adjustments, the pro forma amounts presented should not be viewed as indicative of operations in future periods.

The unaudited pro forma combined financial information in this subsection is based on assumptions that Vanguard believes are reasonable under the circumstances and are intended for informational purposes only. Actual results may differ from the estimates and assumptions used. The unaudited pro forma combined financial information in this subsection is not necessarily indicative of the financial results that would have occurred if these transactions had taken place on the dates indicated, nor is it indicative of future consolidated results.

Note 2 Unaudited Pro forma Combined Balance Sheet

Eagle Rock Merger

The consideration to be transferred, fair value of assets acquired and liabilities assumed and resulting goodwill in connection with the merger were calculated as follows (in thousands):

Pro forma consideration
Market value of Vanguard’s common units to be issued to Eagle Rock unitholders(c)	$266,472
Long-term debt assumed	145,072
411,544
Add: fair value of liabilities assumed
Accounts payable and accrued liabilities	42,416
Other current liabilities	21,889
Asset retirement obligations	60,093
Deferred tax liability	28,589
Other Long-term liabilities	4,960
Amount attributable to liabilities assumed	$157,947

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 2 Unaudited Pro forma Combined Balance Sheet  – (continued)

Less: fair value of assets acquired
Cash	$20
Trade accounts receivable	27,087
Current derivative assets	36,169
Other current assets	11,594
Oil and natural gas properties	415,746
Long-term derivative assets	38,469
Other assets	10,797
Amount attributable assets acquired	$539,882
Goodwill	$29,609

The total consideration for the proposed merger comprising the fair value of Vanguard’s common units to be issued to Eagle Rock unitholders and fair value of long-term debt assumed was assigned to the assets acquired and liabilities assumed based on a preliminary assessment of the estimated fair value of the assets acquired and liabilities assumed at June 30, 2015 using currently available information. Vanguard expects to close the proposed merger as soon as practicable. However, the proposed merger is subject to approvals by Eagle Rock unitholders and Vanguard unitholders. As such, the timing of closing this proposed merger is uncertain.

LRE Merger

The consideration to be transferred, fair value of assets acquired and liabilities assumed and resulting goodwill in connection with the LRE merger were calculated as follows (in thousands):

Pro forma consideration
Market value of Vanguard’s common units to be issued to LRE unitholders(i)	$143,252
Long-term debt assumed	285,000
428,252
Add: fair value of liabilities assumed
Accounts payable and accrued liabilities	10,633
Current derivative liabilities	3,564
Other current liabilities	11,652
Asset retirement obligations	33,789
Long-term derivative liabilities	1,054
Amount attributable to liabilities assumed	$60,692
Less: fair value of assets acquired
Cash	7,681
Trade accounts receivable	8,659
Current derivative assets	32,087
Due from affiliates	1,456
Other current assets	1,098
Oil and natural gas properties	190,970
Long-term derivative assets	37,159
Other assets	445
Amount attributable assets acquired	$279,555
Goodwill	$209,389

The total consideration for the proposed LRE merger comprising the fair value of Vanguard’s common units to be issued to LRE unitholders and fair value of long-term debt assumed was assigned to the assets acquired and liabilities assumed based on a preliminary assessment of the estimated fair value of the

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 2 Unaudited Pro forma Combined Balance Sheet  – (continued)

assets acquired and liabilities assumed at June 30, 2015 using currently available information. Vanguard expects to close the proposed LRE merger as soon as practicable. However, the proposed LRE merger is subject to approvals by LRE unitholders and regulatory agencies. As such, the timing of closing this proposed LRE merger is uncertain.

Goodwill is calculated as the excess of the total consideration over the estimated fair value of net assets acquired. The total consideration for the proposed merger was based on the market capitalization of Eagle Rock or LRE, as applicable, with an added control premium which resulted in a higher value compared to the fair value of the net assets acquired. The resulting goodwill is attributable to Vanguard’s qualitative assumptions of long-term factors that the acquisition creates for its unitholders. These assumptions include:

•	the acquisition of long-life, low-decline, mature oil and natural gas exploration and production assets that are well-suited for Vanguard’s upstream MLP model and its stated corporate strategy to grow via accretive acquisitions;
•	additional scale and efficiencies in Vanguard’s current operating basins;
•	increased scale of operations which will permit Vanguard to compete more effectively and facilitate future development projects and acquisitions through increased cash flow and lower cost of capital investment in the current reduced commodity price environment. Vanguard also expects the combined business to realize substantial operating and administrative synergies;
•	the addition of a balanced production and reserves product mix that Vanguard believes provides an advantage in light of the better expected profit margins for oil and NGLs production than natural gas production as reflected in the short-term and long-term market prices for oil versus natural gas; and
•	improvement in a number of Vanguard’s financial ratios commonly used to assess its credit rating. The predominantly unit-for-unit nature of the transaction is expected to allow Vanguard to reduce leverage and strengthen its balance sheet. In addition, because size is a key contributor to credit ratings for oil and natural gas exploration and production companies, increased scale could result in improved credit ratings for the combined entity, in particular if both the merger and the LRE merger are consummated.

The final purchase price allocation and the resulting effect on results of operations and financial position may significantly differ from the pro forma amounts included herein.

The purchase price allocation is preliminary and subject to change due to several factors, including:

•	changes in the estimated fair values of Eagle Rock’s assets and liabilities as of the closing date of the proposed merger, which could result from changes in expected future commodity prices, changes in reserve estimates as well as other changes;
•	changes in the estimated fair values of LRE’s assets and liabilities as of the closing date of the proposed LRE merger, which could result from changes in expected future commodity prices, changes in reserve estimates as well as other changes; and
•	changes in the estimated fair value of the Vanguard common unit consideration transferred depending on its estimated fair value at the date of closing of each merger.

Pro Forma Adjustment to the Unaudited Pro Forma Combined Balance Sheet

Eagle Rock Merger

(a)	Represents pro forma adjustments to:
•	adjust the assets acquired and liabilities assumed to their estimated fair values as of the closing date;
•	eliminate Eagle Rock’s historical accumulated depreciation, depletion and amortization balances;
•	adjust asset retirement obligations using Vanguard’s estimates; and
•	eliminate deferred financing costs on Eagle Rock’s credit facility and senior notes.

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 2 Unaudited Pro forma Combined Balance Sheet  – (continued)

(b)	Represents the termination of Eagle Rock’s revolving credit agreement and the extinguishment of the related debt outstanding using Vanguard’s borrowings under its reserve-based credit facility.
(c)	Represents the increase in Vanguard’s common units resulting from the Vanguard common unit issuance to effect the proposed merger as follows (in thousands, except merger exchange ratio and closing share price):

Estimated Eagle Rock common units owned by public unitholders	152,987
Estimated Eagle Rock unvested performance units that will vest upon closing	2,395
Total estimated Eagle Rock common units to be acquired by Vanguard	155,382
Proposed merger exchange ratio of Vanguard common units for each Eagle Rock common unit	0.185
Vanguard common units to be issued	28,746
Closing price of Vanguard common unit on August 27, 2015	$9.27
Vanguard common unit consideration	$266,472

The proposed transaction has a preliminary value of approximately $411.5 million, including the assumption of Eagle Rock’s debt of approximately $145.1 million at June 30, 2015. The final value of the Vanguard common unit consideration will be determined based on the actual number of Vanguard common units issued and the market price of Vanguard’s common unit as of the date of acquisition. A ten percent increase or decrease in the closing price of Vanguard’s common units would increase or decrease the value of Vanguard common unit consideration and goodwill by approximately $26.6 million.

(d)	Represents the elimination of Eagle Rock’s historical equity in connection with the acquisition method of accounting.
(e)	Represents the estimated $4.4 million of legal and advisory fees to be incurred by Vanguard not reflected in the June 30, 2015 balance sheet, that are not capitalizable as part of the transaction. These costs are reflected in the unaudited pro forma combined balance sheet as a reduction of equity as the costs will be expensed by Vanguard as incurred.
(f)	Represents cash severance payment to certain employees, executive officers and directors of Eagle Rock G&P to be paid immediately prior to the closing of the merger.

LRE Merger

(g)	Represents pro forma adjustments to:
•	adjust the assets acquired and liabilities assumed to their estimated fair values as of the closing date;
•	eliminate LRE’s historical accumulated depreciation, depletion and amortization balances;
•	adjust asset retirement obligations using Vanguard’s estimates; and
•	eliminate deferred financing costs on LRE’s term loan and credit facility.
(h)	Represents the termination of LRE’s credit agreement and term loan agreement and the extinguishment of the related debt outstanding using Vanguard’s borrowings under its reserve-based credit facility.

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 2 Unaudited Pro forma Combined Balance Sheet  – (continued)

(i)	Represents the increase in Vanguard’s common units resulting from the issuance of Vanguard’s common units to LRE unitholders to effect the proposed LRE merger as follows (in thousands, except merger exchange ratio and closing share price):

Estimated LRE common units owned by public unitholders	19,505
Estimated LRE common units owned by affiliated unitholders	8,570
Estimated LRE common units owned by LRE GP	22
Total estimated LRE common units to be acquired by Vanguard	28,097
Proposed merger exchange ratio of Vanguard common units for each LRE common unit	0.55
Vanguard common units to be issued	15,453
Closing price of Vanguard common unit on August 27, 2015	$9.27
Vanguard common unit consideration	$143,252

The proposed transaction has a preliminary value of approximately $428.3 million, including the assumption of LRE’s debt of approximately $285.0 million at June 30, 2015. The final value of the Vanguard common unit consideration will be determined based on the actual number of Vanguard common units issued and the market price of Vanguard’s common unit as of the date of acquisition. A ten percent increase or decrease in the closing price of Vanguard’s common units would increase or decrease the value of Vanguard common unit consideration and goodwill by approximately $14.3 million.

(j)	Represents the elimination of LRE’s historical equity in connection with the acquisition method of accounting.
(k)	Represents the estimated $3.6 million of legal and advisory fees to be incurred by Vanguard not reflected in the June 30, 2015 balance sheet, that are not capitalizable as part of the transaction. These costs are reflected in the unaudited pro forma combined balance sheet as a reduction of equity as the costs will be expensed by Vanguard as incurred.
(l)	Represents cash severance payment to an executive officer of LRE GP to be paid immediately prior to the closing of the LRE merger.

Reclassifications were made to the historical LRE and Eagle Rock assets and liabilities to conform to Vanguard’s presentation. Those reclassifications did not impact the total historical LRE and Eagle Rock assets or liabilities.

Note 3 Pro Forma Adjustments to the Unaudited Combined Statements of Operations

Eagle Rock Merger

Adjustments (a) – (c) to the unaudited pro forma combined statements of operations for the six months ended June 30, 2015 and for the year ended December 31, 2014 presented in this subsection include reclassifications required to conform Eagle Rock’s revenue and expense items to Vanguard’s presentation as follows:

(a)	Represents the reclassification of Eagle Rock’s natural gas, natural gas liquids, oil, condensate and sulfur revenues to conform to Vanguard’s oil sales, natural gas sales and NGLs sales presentation.
(b)	Represents the reclassification of Eagle Rock’s other income sales to conform to Vanguard’s natural gas product sales presentation.
(c)	Represents the reclassification of Eagle Rock’s income on short term investments to conform to Vanguard’s presentation.

Adjustments (d) – (h) to the unaudited pro forma combined statements of operations for the six months ended June 30, 2015 and for the year ended December 31, 2014 are to reflect the merger with Eagle Rock.

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 3 Pro Forma Adjustments to the Unaudited Combined Statements of Operations  – (continued)

(d)	Represents the change in depreciation, depletion and amortization primarily resulting from the pro forma calculation of the combined entity’s depletion expense under the full cost method of accounting for oil and natural gas properties.
(e)	Represents the change in accretion expense using Vanguard’s asset retirement obligations estimates.
(f)	Represents the elimination of certain general and administrative expenses resulting from Eagle Rock not being a separate public company after the completion of the merger, including NASDAQ listing fees and SEC filing fees.
(g)	Represents the adjustment to interest expense arising from borrowings under Vanguard’s reserve-based credit facility used to terminate Eagle Rock’s credit agreement and term loan agreement and the extinguishment of the related debt outstanding. Interest expense recorded by Eagle Rock included interest for its senior notes and revolving credit facility. We eliminated the interest expense recorded by Eagle Rock related to the revolving credit facility only and calculated pro forma interest expense. Since Eagle Rock had a more significant debt balance in 2014, we applied Vanguard’s monthly variable interest rate, which ranged from 1.9% to 2.17% in 2014, and 2.18% to 2.44% in 2015, to Eagle Rock’s monthly outstanding balance to calculate the pro forma interest expense adjustment. The effect on net income of a 1/8 percent variance in interest rates would be $0.1 million and $1.2 million for the for the six months ended June 30, 2015 and for the year ended December 31, 2014, respectively.
(h)	Represents the adjustment for the weighted average number of units from the issuance of approximately 28.75 million Vanguard common units under the terms of the merger, whereby Eagle Rock’s public unitholders will receive 0.185 Vanguard common units for each Eagle Rock common unit held at closing. Since the combined results of operations after giving effect to the Eagle Rock merger results in a net loss, 0.43 million Vanguard phantom units were excluded from the calculation of pro forma diluted earnings per unit due to their anti-dilutive effect.

LRE Merger

Adjustments (i) – (j) to the unaudited pro forma combined statement of operations for the six months ended June 30, 2015 and for the year ended December 31, 2014 include reclassifications required to conform LRE’s revenue and expense items to Vanguard’s presentation as follows:

(i)	Represents the reclassification of LRE’s other income sales to conform to Vanguard’s natural gas product sales presentation.
(j)	Represents the reclassification of LRE’s income tax expense to conform to Vanguard’s presentation.

Adjustments (k) – (q) to the unaudited pro forma combined statements of operations for the six months ended June 30, 2015 and for the year ended December 31, 2014 are to reflect the merger with LRE and the conversion of LRE’s method of accounting for oil and natural gas properties from the successful efforts method of accounting to the full cost method of accounting.

(k)	Represents the capitalization of unsuccessful exploration costs, geological and geophysical costs and delay rentals attributable to the development of oil and natural gas properties in accordance with the full cost method of accounting for oil and natural gas properties.
(l)	Represents the change in depreciation, depletion and amortization primarily resulting from the pro forma calculation of the combined entity’s depletion expense under the full cost method of accounting for oil and natural gas properties.
(m)	Represents the change in accretion expense using Vanguard’s asset retirement obligations estimates.
(n)	Represents the adjustment to eliminate the loss on settlement of asset retirement obligations to conform to Vanguard’s full cost method of accounting for oil and natural gas properties.

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 3 Pro Forma Adjustments to the Unaudited Combined Statements of Operations  – (continued)

(o)	Represents the elimination of certain general and administrative expenses resulting from LRE not being a separate public company after the completion of the LRE merger, including NYSE listing fees and SEC filing fees.
(p)	Represents the adjustment to interest expense arising from borrowings under Vanguard’s reserve-based credit facility used to terminate LRE’s credit agreement and term loan agreement and the extinguishment of the related debt outstanding. We eliminated the interest expense recorded by LRE and calculated pro forma interest expense based on the long-term debt assumed of $290.0 million and Vanguard’s variable interest rate as of June 30, 2015 of 2.18%. The effect on net income of a 1/8 percent variance in interest rates would be $0.2 million and $0.8 million for the for the six months ended June 30, 2015 and for the year ended December 31, 2014, respectively.
(q)	Represents the adjustment for the weighted average number of units from the issuance of approximately 15.45 million Vanguard common units under the terms of the LRE merger, whereby LRE’s public unitholders will receive 0.550 Vanguard common units for each LRE common unit held at closing.

Note 4 Adjustments for Pinedale and Piceance Acquisitions

On January 31, 2014, Vanguard and its wholly owned subsidiary, Encore Energy Partners Operating, LLC, completed the acquisition of certain natural gas and oil assets in the Pinedale and Jonah fields located in Southwestern Wyoming for approximately $555.6 million in cash (the “Pinedale Acquisition”), and, on September 30, 2014, Vanguard and its wholly owned subsidiary, Vanguard Operating, LLC, completed the acquisition of natural gas, oil and NGL assets in the Piceance Basin located in Colorado for approximately $496.4 million (the “Piceance Acquisition”).

The Vanguard As Adjusted column in the Unaudited Pro Forma Combined Statement of Operations Data for Year Ended December 31, 2014 presented above in this subsection incorporates the following financial information related to the Pinedale Acquisition and the Piceance Acquisition:

(in thousands, except per unit data)	Historical Vanguard	Pinedale Acquisition Adjustments		Piceance Acquisition Adjustments		Vanguard As Adjusted
Revenues:
Oil sales	$268,685	$2,145	(a)	$15,088	(f)	$285,918
Natural gas sales	285,439	8,533	(a)	57,432	(f)	351,404
NGLs sales	70,489	3,581	(a)	27,239	(f)	101,309
Net gains on commodity derivative contracts	163,452	—		—		163,452
Total revenues	788,065	14,259		99,759		902,083
Costs and expenses:
Production:
Lease operating expenses	132,515	4,178	(b)	13,072	(g)	149,765
Production and other taxes	61,874	1,607	(b)	5,268	(g)	68,749
Depreciation, depletion, amortization and accretion	226,937	5,904	(c)	34,250	(h)	267,091
Impairment of oil and natural gas properties	234,434	(5,904	)(c)	(34,250	)(h)	194,280
Selling, general and administrative expenses	30,839	—		—		30,839
Total costs and expenses	686,599	5,785		18,340		710,724
Income from operations	101,466	8,474		81,419		191,359
Other income (expense):
Interest expense	(69,765)	(988	)(d)	(8,241	)(i)	(78,994)
Net losses on interest rate derivative contracts	(1,933)	—		—		(1,933)
Gain on acquisition of oil and natural gas properties	34,523	(32,114	)(e)	427	(j)	2,836
Other	54	—		—		54
Total other expense	(37,121)	(33,102)		(7,814)		(78,037)

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 4 Adjustments for Pinedale and Piceance Acquisitions  – (continued)

(in thousands, except per unit data)	Historical Vanguard	Pinedale Acquisition Adjustments	Piceance Acquisition Adjustments	Vanguard As Adjusted
Net income (loss)	64,345	(24,628)	73,605	113,322
Less: Distributions to Preferred unitholders	(18,197)	—	—	(18,197)
Net income (loss) attributable to Common and Class B unitholders	$46,148	$(24,628)	$73,605	$95,125
Net income per Common and Class B unit:
Basic	$0.56			$1.16
Diluted	$0.55			$1.14
Weighted average units outstanding:
Common units – basic	81,611			81,611
Common units – diluted	82,039			82,039
Class B units – basic & diluted	420			420

The measurement of the fair value at acquisition date of the assets acquired in the Pinedale Acquisition as compared to the fair value of consideration transferred, adjusted for purchase price adjustments, resulted in a gain of $32.1 million, as reflected in the table below, primarily due to the increase in natural gas prices between the date the purchase and sale agreement was entered into and the closing date.

(in thousands)
Fair value of assets and liabilities acquired:
Oil and natural gas properties	$600,123
Inventory	244
Asset retirement obligations	(12,404)
Imbalance liabilities	(171)
Other	(125)
Total fair value of assets and liabilities acquired	587,667
Fair value of consideration transferred	555,553
Gain on acquisition	$32,114

The measurement of the fair value at acquisition date of the assets acquired in the Piceance Acquisition as compared to the fair value of consideration transferred, adjusted for purchase price adjustments, resulted in goodwill of $0.4 million, calculated in the following table, which was immediately impaired and recorded as a loss in current period earnings. The loss resulted primarily from the changes in oil and natural gas prices between the date the purchase and sale agreement was entered into and the closing date, which were used to value the reserves acquired.

(in thousands)
Fair value of assets and liabilities acquired:
Oil and natural gas properties	$523,537
Asset retirement obligations	(19,452)
Production and ad valorem taxes payable	(7,552)
Suspense liabilities	(445)
Other	(124)
Total fair value of assets and liabilities acquired	495,964
Fair value of consideration transferred	496,391
Loss on acquisition	$(427)

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 4 Adjustments for Pinedale and Piceance Acquisitions  – (continued)

The unaudited pro forma combined statement of operations for the year ended December 31, 2014 presented in this subsection include adjustments to reflect the following:

(a)	Represents the increase in oil, natural gas and natural gas liquids sales resulting from the Pinedale Acquisition.
(b)	Represents the increase in lease operating expenses and production and other taxes resulting from the Pinedale Acquisition.
(c)	Represents the increase in depreciation, depletion, amortization and accretion resulting from the Pinedale Acquisition and the corresponding reduction in the impairment recognized in the fourth quarter of 2014.
(d)	Represents the pro forma interest expense related to borrowings under the reserve-based credit facility to fund the Pinedale Acquisition.
(e)	Represents the elimination of the nonrecurring gain from the acquisition of oil, natural gas and natural gas liquids properties in the Pinedale Acquisition.
(f)	Represents the increase in oil, natural gas and natural gas liquids sales resulting from the Piceance Acquisition.
(g)	Represents the increase in lease operating expenses and production and other taxes resulting from the Piceance Acquisition.
(h)	Represents the increase in depreciation, depletion, amortization and accretion resulting from the Piceance Acquisition and the corresponding reduction in the impairment recognized in the fourth quarter of 2014.
(i)	Represents the pro forma interest expense related to borrowings under the reserve-based credit facility to fund the Piceance Acquisition.
(j)	Represents the elimination of the nonrecurring loss from the impairment of the goodwill recognized in the acquisition of oil, natural gas and natural gas liquids properties in the Piceance Acquisition.

Note 5 Supplemental Oil and Gas Information (Unaudited)

The following tables set forth summary pro forma information with respect to Vanguard’s pro forma combined estimated net proved and proved developed natural gas, oil and natural gas liquids reserves for the year ended December 31, 2014. The pro forma information for the year ended December 31, 2014 presented in this subsection gives effect to the Pinedale Acquisition, the Piceance Acquisition, the merger, and the LRE merger as if they occurred on January 1, 2014. Future exploration, exploitation and development expenditures, as well as future commodity prices and service costs, will affect the reserve volumes attributable to the acquired properties and the standardized measure of discounted future net cash flows.

The completion of the LRE merger is not a condition to the completion of the merger and there can be no assurance that the LRE merger will be completed.

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 5 Supplemental Oil and Gas Information (Unaudited)  – (continued)

Estimated changes in the quantities of natural gas, oil and natural gas liquids reserves for the year ended December 31, 2014 are as follows:

	Natural Gas (in MMcf)
	Vanguard Historical	Pinedale Acquisition Adjustments	Piceance Acquisition Adjustments	Pro Forma Adjustments(a)	Vanguard As Adjusted	Eagle Rock Historical	Vanguard/ Eagle Rock Pro Forma Combined	LRE Historical	Vanguard/ Eagle Rock/ LRE Pro Forma Combined
Net proved reserves
January 1, 2014	586,489	573,755	294,000	—	1,454,244	177,226	1,631,470	92,622	1,724,092
Revisions of previous estimates	(66,797)	52,272	(12,679)	—	(27,204)	(19,897)	(47,101)	7,484	(39,617)
Extensions, discoveries and other	2,927	—	—	—	2,927	22,990	25,917	1,138	27,055
Purchases of reserves in place	1,036,285	—	—	(889,961)	146,324	769	147,093	1,948	149,041
Production	(83,037)	(29,478)	(19,799)	31,890	(100,424)	(11,995)	(112,419)	(6,467)	(118,886)
December 31, 2014	1,475,867	596,549	261,522	(858,071)	1,475,867	169,093	1,644,960	96,725	1,741,685

	Oil (in MBbls)
	Vanguard Historical	Pinedale Acquisition Adjustments	Piceance Acquisition Adjustments	Pro Forma Adjustments(a)	Vanguard As Adjusted	Eagle Rock Historical	Vanguard/ Eagle Rock Pro Forma Combined	LRE Historical	Vanguard/ Eagle Rock/ LRE Pro Forma Combined
Net proved reserves
January 1, 2014	45,316	4,852	2,477	—	52,645	13,542	66,187	10,698	76,885
Revisions of previous estimates	(2,910)	585	(83)	—	(2,408)	(2,618)	(5,026)	434	(4,592)
Extensions, discoveries and other	465	—	—	—	465	1,080	1,545	573	2,118
Purchases of reserves in place	12,873	—	—	(7,640)	5,233	326	5,559	2,305	7,864
Sales of reserves in place	(2,394)	—	—	—	(2,394)	—	(2,394)	—	(2,394)
Production	(3,301)	(270)	(216)	295	(3,492)	(1,313)	(4,805)	(904)	(5,709)
December 31, 2014	50,049	5,167	2,178	(7,345)	50,049	11,017	61,066	13,106	74,172

	Natural Gas Liquids (in MBbls)
	Vanguard Historical	Pinedale Acquisition Adjustments	Piceance Acquisition Adjustments	Pro Forma Adjustments(a)	Vanguard As Adjusted	Eagle Rock Historical	Vanguard/ Eagle Rock Pro Forma Combined	LRE Historical	Vanguard/ Eagle Rock/ LRE Pro Forma Combined
Net proved reserves
January 1, 2014	29,195	20,044	12,340	—	61,579	14,637	76,216	3,969	80,185
Revisions of previous estimates	(10,769)	(5,752)	(828)	—	(17,349)	(2,039)	(19,388)	635	(18,753)
Extensions, discoveries and other	22	—	—	—	22	2,224	2,246	182	2,428
Purchases of reserves in place	26,840	—	—	(24,740)	2,100	170	2,270	198	2,468
Production	(2,759)	(1,243)	(1,186)	1,365	(3,823)	(1,158)	(4,981)	(366)	(5,347)
December 31, 2014	42,529	13,049	10,326	(23,375)	42,529	13,834	56,363	4,618	60,981

(a)	To adjust the amount of purchases of reserves representing the Pinedale Acquisition and Piceance Acquisition during 2014 included in Vanguard’s historical information. The pro forma effect of each acquisition is presented separately in the table above.

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 5 Supplemental Oil and Gas Information (Unaudited)  – (continued)

Estimated quantities of natural gas, oil and natural gas liquids reserves as of December 31, 2014 are as follows:

	Vanguard Historical(a)	Eagle Rock Historical	Vanguard/ Eagle Rock Pro Forma Combined(b)	LRE Historical	Vanguard/ Eagle Rock/ LRE Pro Forma Combined(c)
Estimated proved reserves:
Natural Gas (MMcf)	1,475,867	169,093	1,644,960	96,725	1,741,685
Oil (MBbls)	50,049	11,017	61,066	13,106	74,172
Natural Gas Liquids (MBbls)	42,529	13,834	56,363	4,618	60,981
MMcfe	2,031,335	318,199	2,349,534	203,069	2,552,603
Estimated proved developed reserves:
Natural Gas (MMcf)	970,714	126,783	1,097,497	88,265	1,185,762
Oil (MBbls)	39,143	9,595	48,738	10,962	59,700
Natural Gas Liquids (MBbls)	28,678	10,895	39,573	3,956	43,529
MMcfe	1,377,640	249,723	1,627,363	177,773	1,805,136

(a)	The historical standardized measure includes Vanguard, the Pinedale Acquisition and the Piceance Acquisition as of December 31, 2014.
(b)	Includes Vanguard’s, the Pinedale Acquisition’s, the Piceance Acquisition’s and Eagle Rock’s estimated net proved and proved developed oil, natural gas and natural gas liquids reserves as of December 31, 2014.
(c)	Includes Vanguard’s, the Pinedale Acquisition’s, the Piceance Acquisition’s, Eagle Rock’s and LRE’s estimated net proved and proved developed oil, natural gas and natural gas liquids reserves as of December 31, 2014.

The standardized measure of discounted future net cash flows relating to the combined proved oil, natural gas and natural gas liquids reserves at December 31, 2014 is as follows (in thousands):

	Vanguard Historical(a)	Eagle Rock Historical	Vanguard/ Eagle Rock Pro Forma Combined	LRE Historical	Vanguard/ Eagle Rock/LRE Combined
Future cash inflows	$11,225,973	$2,187,346	$13,413,319	$1,749,346	$15,162,665
Future production costs	(3,999,460)	(760,799)	(4,760,259)	(688,333)	(5,448,592)
Future development costs	(845,872)	(240,886)	(1,086,758)	(117,473)	(1,204,231)
Future net cash flows	6,380,641	1,185,661	7,566,302	943,540	8,509,842
10% annual discount for estimated timing of cash flows	(3,404,914)	(591,421)	(3,996,335)	(501,869)	(4,498,204)
Standardized measure of discounted future net cash flows	$2,975,727	$594,240	$3,569,967	$441,671	$4,011,638

(a)	The historical standardized measure includes Vanguard, the Pinedale Acquisition and the Piceance Acquisition.

For the December 31, 2014 calculations in the preceding table, estimated future cash inflows from estimated future production of proved reserves were computed using the average oil and natural gas price based upon the 12-month average price of $94.87 and $94.99 per barrel of crude oil and $4.36 and $4.35 per MMBtu for natural gas for (i) Vanguard Historical and (ii) Eagle Rock and LRE, respectively, adjusted for quality, transportation fees and a regional price differential. The natural gas liquids prices were calculated

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 5 Supplemental Oil and Gas Information (Unaudited)  – (continued)

using the differentials for each property to West Texas Intermediate reference price of $94.87 and $94.99 for (i) Vanguard Historical and (ii) Eagle Rock and LRE, respectively. Vanguard may receive amounts different than the standardize measure of discounted cash flow for a number of reasons, including price changes and the effects of Vanguard’s hedging activities.

The following are the principal sources of change in the combined standardized measure of discounted future net cash flows on a pro forma basis for the year ended December 31, 2014 (in thousands):

	Vanguard Historical	Pinedale Acquisition Adjustments	Piceance Acquisition Adjustments	Pro Forma Adjustments	Vanguard As Adjusted	Eagle Rock Historical	Vanguard/ Eagle Rock Pro Forma Combined(a)	LRE Historical	Vanguard/ Eagle Rock/ LRE Pro Forma Combined(b)
Sales and transfers, net of production costs	$(430,224)	$(116,408)	$(96,653)	$123,169	$(520,116)	$(152,097)	$(672,213)	$(81,986)	$(754,199)
Net changes in prices and production costs	11,138	311,334	(132,576)	—	189,896	(63,142)	126,754	584	127,338
Extensions discoveries and improved recovery, less related costs	24,841	—	—	—	24,841	74,684	99,525	17,979	117,504
Changes in estimated future development costs	36,564	(115,401)	(13,728)	—	(92,565)	71,800	(20,765)	(11,897)	(32,662)
Previously estimated development costs incurred during the period	68,817	74,685	352	—	143,854	49,409	193,263	27,073	220,336
Revision of previous quantity estimates	(292,454)	26,854	(20,726)	—	(286,326)	(149,993)	(436,319)	30,256	(406,063)
Accretion of discount	183,397	46,010	53,471	—	282,878	59,818	342,696	39,313	382,009
Purchases of reserves in place	1,621,571	—	—	(1,257,662)	363,909	11,904	375,813	45,665	421,478
Sales of reserves	(48,163)	—	—	—	(48,163)	—	(48,163)	—	(48,163)
Change in production rates, timing and other	(33,731)	57,008	65,465	—	88,742	41,351	130,093	(17,873)	112,220
Net change in standardized measure	1,141,756	284,082	(144,395)	(1,134,493)	146,950	(56,266)	90,684	49,114	139,798
Standardized measure, January 1, 2014	1,833,971	460,099	534,707	—	2,828,777	650,506	3,479,283	392,557	3,871,840
Standardized measure, December 31, 2014	$2,975,727	$744,181	$390,312	$(1,134,493)	$2,975,727	$594,240	$3,569,967	$441,671	$4,011,638

(a)	The pro forma standardized measure includes Vanguard, the Pinedale Acquisition, the Piceance Acquisition and the merger with Eagle Rock.
(b)	The pro forma standardized measure includes Vanguard, the Pinedale Acquisition, the Piceance Acquisition, the merger and the LRE merger.

Vanguard as adjusted for the LRE merger without giving effect to the merger

Subject to the terms and conditions of the LRE merger agreement and in accordance with Delaware law, the LRE merger agreement provides for the merger of Lighthouse Merger Sub with and into LRE, with LRE continuing as the surviving entity, and, at the same time, the purchase by Vanguard of all of the outstanding limited liability company interests in LRE GP, resulting in both LRE and LRE GP becoming wholly owned subsidiaries of Vanguard.

The pro forma financial statements presented in this subsection have been prepared using the acquisition method of accounting for business combinations under U.S. GAAP. Under the acquisition method of accounting, the assets acquired and liabilities assumed from LRE will be recorded as of the acquisition date at their respective fair values.

The historical financial information included in the columns entitled “Vanguard” presented in this subsection was derived from the unaudited financial statements included in Vanguard’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and its Annual Report on Form 10-K for the year ended December 31, 2014 which are incorporated by reference into this proxy statement/prospectus. The historical financial information included in the columns entitled “LRE” was derived from LRE’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and its Annual Report on Form 10-K for the year ended December 31, 2014 which are incorporated by reference into this proxy statement/prospectus.

On January 31, 2014, Vanguard and its wholly owned subsidiary, Encore Energy Partners Operating, LLC, completed the acquisition of certain natural gas and oil assets in the Pinedale and Jonah fields located in Southwestern Wyoming for approximately $555.6 million in cash (the “Pinedale Acquisition”).

On September 30, 2014, Vanguard and its wholly owned subsidiary, Vanguard Operating, LLC, completed the acquisition of natural gas, oil and NGL assets in the Piceance Basin located in Colorado for approximately $496.4 million (the “Piceance Acquisition”).

The unaudited pro forma combined balance sheet at June 30, 2015 presented in this subsection has been presented to show the effect as if the LRE merger and the pro forma adjustments had occurred on June 30, 2015. The Pinedale Acquisition and the Piceance Acquisition were included in Vanguard’s historical balance sheet at June 30, 2015, and, as such, there are no pro forma adjustments related to the Pinedale Acquisition and the Piceance Acquisition.

The unaudited pro forma combined statements of operations for the six months ended June 30, 2015 and for the year ended December 31, 2014 presented in this subsection have been presented based on Vanguard’s individual statements of operations, and reflect the pro forma operating results attributable to the LRE merger, the Pinedale Acquisition and the Piceance Acquisition as if the LRE merger and acquisitions and the related transactions had occurred on January 1, 2014. Vanguard’s historical statements of operations include operating results from the Pinedale Acquisition and the Piceance Acquisition for the six months ended June 30, 2015 and, as such, there are no pro forma adjustments related to the Pinedale Acquisition and the Piceance Acquisition for this period.

Pro forma data is based on currently available information and certain estimates and assumptions as explained in the notes to the unaudited pro forma combined financial statements presented in this subsection. Pro forma data is not necessarily indicative of the financial results that would have been attained had the LRE merger and the Pinedale Acquisition and the Piceance Acquisition occurred on January 1, 2014. As actual adjustments may differ from the pro forma adjustments, the pro forma amounts presented should not be viewed as indicative of operations in future periods.

The unaudited pro forma combined financial information presented in this subsection is based on assumptions that Vanguard believes are reasonable under the circumstances and are intended for informational purposes only. Actual results may differ from the estimates and assumptions used. The unaudited pro forma combined financial information presented in this subsection is not necessarily indicative of the financial results that would have occurred if these transactions had taken place on the dates indicated, nor is it indicative of future consolidated results.

Vanguard Natural Resources, LLC and Subsidiaries

Unaudited Pro Forma Combined Balance Sheet
As of June 30, 2015

	Historical		Pro Forma Adjustments (Note 2)		Vanguard/LRE Pro Forma Combined
(in thousands)	Vanguard	LRE
Assets
Current assets
Cash and cash equivalents	$4,132	$7,681	$(3,612	)(e)	$8,201
Short-term Investment	—	—	—		—
Trade accounts receivable, net	85,754	8,659	—		94,413
Derivative assets	114,415	32,087	—		146,502
Due from affiliates	—	1,456	—		1,456
Prepaid expenses	—	1,240	(142	)(a)	1,098
Other currents assets	6,146	—	—		6,146
Total current assets	210,447	51,123	(3,754)		257,816
Oil and natural gas properties, at cost	4,194,888	972,120	(559,640	)(a)	4,385,858
			(221,510	)(a)
Accumulated depletion, amortization and impairment	(2,154,462)	(559,640)	559,640	(a)	(2,154,462)
Oil and natural gas properties evaluated, net – full cost method	2,040,426	412,480	(221,510)		2,231,396
Other assets
Goodwill	420,955	—	209,389	(a)	630,344
Derivative assets	68,942	37,159	—		106,101
Deferred financing costs, net of accumulated amortization and other assets	—	1,646	(1,646	)(a)	—
Other assets	27,272	455	(10	)(a)	27,717
Total assets	$2,768,042	$502,863	$(17,531)		$3,253,374
Liabilities and members’ equity
Current liabilities
Accounts payable:
Trade	$12,165	$—	$—		$12,165
Affiliates	1,266	—	—		1,266
Accrued liabilities:
Lease operating	16,434	2,578	—		19,012
Developmental capital	9,938	7,642	—		17,580
Interest	11,502	151	—		11,653
Production and other taxes	41,397	262	—		41,659
Derivative liabilities	750	3,564	—		4,314
Oil and natural gas revenue payable	29,579	—	—		29,579
Distributions payable	11,226	—	—		11,226
Other	14,892	9,072	1,380	(a)	26,544
			1,200	(f)
Total current liabilities	149,149	23,269	2,580		174,998
Term loan	—	50,000	(50,000	)(b)	—
Revolving credit facility	—	235,000	(235,000	)(b)	—
Long-term debt	1,890,731	—	285,000	(b)	2,175,731
Derivative liabilities	66	1,054	—		1,120
Asset retirement obligations	148,997	40,558	(6,769	)(a)	182,786
Deferred tax liabilities	—	—	—		—
Other long-term liabilities	1,460	—	—		1,460
Total liabilities	2,190,403	349,881	(4,189)		2,536,095
Members’ equity
Cumulative Preferred units	335,444	—	—		335,444
Common units	234,580	—	143,252	(c)	374,220
			(3,612	)(c)
Class B units	7,615	—	—		7,615
General Partner	—	(9,139)	9,139	(d)	—
Public common unitholders	—	162,121	(162,121	)(d)	—
Total members’ equity	577,639	152,982	(13,342)		717,279
Total liabilities and members’ equity	$2,768,042	$502,863	$(17,531)		$3,253,374

See the accompanying notes to the unaudited pro forma combined financial statements.

Vanguard Natural Resources, LLC and Subsidiaries

Unaudited Pro Forma Combined Statement of Operations
For the Six Months Ended June 30, 2015

	Historical		Pro Forma reclassification adjustments (Note 3)		Pro Forma Adjustments (Note 3)		Vanguard/ LRE Pro Forma Combined
(in thousands, except per unit data)	Vanguard	LRE
Revenues:
Oil sales	$79,801	$26,291	$—		$—		$106,092
Natural gas sales	95,651	7,986	55	(a)	—		103,692
NGLs sales	19,283	2,832	—		—		22,115
Natural gas, natural gas liquids, oil, condensate and sulfur	—	—	—		—		—
Net gains on commodity derivative contracts	38,233	9,755	—		—		47,988
Other income	—	55	(55	)(a)	—		—
Total revenues	232,968	46,919	—		—		279,887
Costs and expenses:
Production:
Lease operating expenses	67,078	12,780	—		(179	)(c)	79,679
Production and other taxes	22,180	2,748	—		—		24,928
Depreciation, depletion, amortization and accretion	130,015	17,574	—		(17,574	)(d)	138,430
					7,625	(d)
					790	(e)
Impairment of oil and natural gas properties	865,975	35,962	—		—		901,937
Accretion expense	—	1,029	—		(1,029	)(e)	—
Loss on settlement of asset retirement obligations	—	68	—		(68	)(f)	—
Selling, general and administrative expenses	18,193	16,464	(18	)(b)	(20	)(g)	34,619
Total costs and expenses	1,103,441	86,625	(18)		(10,455)		1,179,593
Income (loss) from operations	(870,473)	(39,706)	18		10,455		(899,706)
Other income (expense):
Interest expense	(40,563)	(5,889)	—		5,889	(h)	(43,670)
					(3,107	)(h)
Net losses on interest rate derivative contracts	(1,484)	(1,673)	—		—		(3,157)
Net income (loss) from short term investments	—	—	—		—		—
Other	45	—	—		—		45
Total other expense	(42,002)	(7,562)	—		2,782		(46,782)
Income (loss) before taxes	(912,475)	(47,268)	18		13,237		(946,488)
Income tax benefit (expense)	—	18	(18	)(b)	—		—
Loss from continuing operations	(912,475)	(47,250)	—		13,237		(946,488)
Less: Distributions to Preferred unitholders	(13,380)	—	—		—		(13,380)
Loss from continuing operations attributable to Common and Class B unitholders	$(925,855)	$(47,250)	$—		$13,237		$(959,868)
Loss from continuing operations per Common and Class B unit:
Basic & Diluted	$(10.86)						$(9.53)
Weighted average units outstanding:
Common units – basic & diluted	84,816				15,453	(i)	100,269
Class B units – basic & diluted	420						420

See the accompanying notes to the unaudited pro forma combined financial statements.

Vanguard Natural Resources, LLC and Subsidiaries

Unaudited Pro Forma Combined Statement of Operations
For the Year Ended December 31, 2014

(in thousands, except per unit data)	Vanguard As Adjusted (Note 4)	LRE Historical	Pro Forma reclassification adjustments (Note 3)		Pro Forma Adjustments (Note 3)		Vanguard/ LRE Pro Forma Combined
Revenues:
Oil sales	$285,918	$76,662	$—		$—		$362,580
Natural gas sales	351,404	28,521	121	(a)	—		380,046
NGLs sales	101,309	11,362	—		—		112,671
Natural gas, natural gas liquids, oil, condensate and sulfur	—	—	—		—		—
Net gains on commodity derivative contracts	163,452	71,235	—		—		234,687
Other income	—	125	(125	)(a)	—		—
Total revenues	902,083	187,905	(4)		—		1,089,984
Costs and expenses:
Production:
Lease operating expenses	149,765	25,821	—		(322	)(c)	175,264
Production and other taxes	68,749	8,738	—		—		77,487
Depreciation, depletion, amortization and accretion	267,091	36,729	—		(36,729	)(d)	290,011
					21,366	(d)
					1,554	(e)
Impairment of oil and natural gas properties	194,280	37,758	—		—		232,038
Accretion expense	—	2,071	—		(2,071	)(e)	—
Loss on settlement of asset retirement obligations	—	151	—		(151	)(f)	—
Selling, general and administrative expenses	30,839	11,447	186	(b)	(31	)(g)	42,441
Total costs and expenses	710,724	122,715	186		(16,384)		817,241
Income from operations	191,359	65,190	(190)		16,384		272,743
Other income (expense):
Interest expense	(78,994)	(10,472)	—		10,472	(h)	(85,207)
					(6,213	)(h)
Net losses on interest rate derivative contracts	(1,933)	(1,790)	—		—		(3,723)
Gain on acquisition of oil and natural gas properties	2,836	—	—		—		2,836
Net income (loss) from short term investment	—	—	—		—		—
Other	54	—	4	(a)	—		58
Total other expense	(78,037)	(12,262)	4		4,259		(86,036)
Income (loss) before taxes	113,322	52,928	(186)		20,643		186,707
Income tax benefit (expense)	—	(186)	186	(b)	—		—
Income (loss) from continuing operations	113,322	52,742	—		20,643		186,707
Less: Distributions to Preferred unitholders	(18,197)	—	—		—		(18,197)
Income (loss) from continuing operations attributable to Common and Class B unitholders	$95,125	$52,742	$—		$20,643		$168,510
Income (loss) from continuing operations per Common and Class B unit:
Basic	$1.16						$1.73
Diluted	$1.14						$1.71
Weighted average units outstanding:
Common units – basic	81,611				15,453	(i)	97,064
Common units – diluted	82,039				15,453	(i)	97,492
Class B units – basic & diluted	420						420

See the accompanying notes to the unaudited pro forma combined financial statements.

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 1 Basis of Presentation

On January 31, 2014, Vanguard and its wholly owned subsidiary, Encore Energy Partners Operating, LLC, completed the Pinedale Acquisition, whereby Vanguard acquired certain natural gas and oil assets in the Pinedale and Jonah fields located in Southwestern Wyoming for approximately $555.6 million in cash.

On September 30, 2014, Vanguard and its wholly owned subsidiary, Vanguard Operating, LLC, completed the Piceance Acquisition, whereby Vanguard acquired natural gas, oil and NGL assets in the Piceance Basin located in Colorado for approximately $496.4 million.

On April 20, 2015, Vanguard and LRE entered into a definitive merger agreement (the “LRE merger agreement”), pursuant to which a subsidiary of Vanguard will merge with and into LRE, with LRE continuing as the surviving entity (the “LRE merger”), and, at the same time, Vanguard will purchase all of the limited liability company interests in LRE GP, LLC, the general partner of LRE (“LRE GP”), resulting in both LRE and LRE GP becoming wholly owned subsidiaries of Vanguard. Under the terms of the LRE merger agreement, holders of LRE common units will receive 0.550 common units of Vanguard for each LRE common unit held. In addition, Vanguard will issue and deliver to the members of LRE GP 12,320 common units of Vanguard in exchange for all limited liability company interests in LRE GP. The transaction would result in approximately 15.45 million additional common units being issued by Vanguard. The completion of the LRE merger is subject to the approval of the holders, as of the record date of the special meeting, of a majority of the outstanding LRE common units, voting together as a single class, and other customary closing conditions.

The proposed LRE merger will be accounted for in accordance with Accounting Standards Board’s Accounting Standards Codification Topic 805 — Business Combinations, which is referred to as FASB ASC 805.

Vanguard’s unaudited pro forma combined balance sheet at June 30, 2015 has been presented in this subsection to show the effect as if the LRE merger and the pro forma adjustments had occurred on June 30, 2015. The Pinedale Acquisition and the Piceance Acquisition were included in Vanguard’s historical balance sheet at June 30, 2015, and, as such, there are no pro forma adjustments related to the Pinedale Acquisition and the Piceance Acquisition.

Vanguard’s unaudited pro forma combined statements of operations for the six months ended June 30, 2015 and for the year ended December 31, 2014 have been presented in this subsection based on Vanguard’s individual statements of operations, and reflect the pro forma operating results attributable to the LRE merger, the Pinedale Acquisition and the Piceance Acquisition as if the LRE merger and acquisitions and the related transactions had occurred on January 1, 2014. Vanguard’s historical statements of operations include operating results from the Pinedale Acquisition and the Piceance Acquisition for the six months ended June 30, 2015 and, as such, there are no pro forma adjustments related to the Pinedale Acquisition and the Piceance Acquisition for this period.

The unaudited pro forma combined financial information presented in this subsection includes adjustments to conform LRE’s accounting for oil and natural gas properties to the full cost method. Vanguard follows the full cost method of accounting for oil and natural gas properties while LRE follows the successful efforts method of accounting for oil and natural gas properties. Certain costs that are capitalized under the full cost method are expensed under the successful efforts method. These costs consist primarily of unsuccessful exploration drilling costs, geological and geophysical costs, delay rental on leases, abandonment costs and general and administrative expenses directly related to exploration and development activities. Under the successful efforts method of accounting, proved property acquisition costs are amortized on a unit-of-production basis over total proved reserves and costs of wells, related equipment and facilities are depreciated over the life of the proved developed reserves that will utilize those capitalized assets on a field-by-field basis. Under the full cost method of accounting, property acquisition costs, costs of wells, related equipment and facilities and future development costs are included in a single full cost pool, which is amortized on a unit-of-production basis over total proved reserves.

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 1 Basis of Presentation  – (continued)

Pro forma data is based on currently available information and certain estimates and assumptions as explained in the notes to the unaudited pro forma combined financial statements presented in this subsection. Pro forma data is not necessarily indicative of the financial results that would have been attained had the LRE merger, the Pinedale Acquisition and the Piceance Acquisition occurred on January 1, 2014. As actual adjustments may differ from the pro forma adjustments, the pro forma amounts presented should not be viewed as indicative of operations in future periods.

The unaudited pro forma combined financial information presented in this subsection is based on assumptions that Vanguard believes are reasonable under the circumstances and are intended for informational purposes only. Actual results may differ from the estimates and assumptions used. The unaudited pro forma combined financial information presented in this subsection is not necessarily indicative of the financial results that would have occurred if these transactions had taken place on the dates indicated, nor is it indicative of future consolidated results.

Note 2 Unaudited Pro forma Combined Balance Sheet

LRE Merger

The consideration to be transferred, fair value of assets acquired and liabilities assumed and resulting goodwill in connection with the LRE merger were calculated as follows (in thousands):

Pro forma consideration
Market value of Vanguard’s common units to be issued to LRE unitholders(c)	$143,252
Long-term debt assumed	285,000
428,252
Add: fair value of liabilities assumed
Accounts payable and accrued liabilities	10,633
Current derivative liabilities	3,564
Other current liabilities	11,652
Asset retirement obligations	33,789
Long-term derivative liabilities	1,054
Amount attributable to liabilities assumed	$60,692
Less: fair value of assets acquired
Cash	7,681
Trade accounts receivable	8,659
Current derivative assets	32,087
Due from affiliates	1,456
Other current assets	1,098
Oil and natural gas properties	190,970
Long-term derivative assets	37,159
Other assets	445
Amount attributable assets acquired	$279,555
Goodwill	$209,389

The total consideration for the proposed LRE merger comprising the fair value of Vanguard’s common units to be issued to LRE unitholders and fair value of long-term debt assumed was assigned to the assets acquired and liabilities assumed based on a preliminary assessment of the estimated fair value of the assets acquired and liabilities assumed at June 30, 2015 using currently available information. Vanguard

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 2 Unaudited Pro forma Combined Balance Sheet  – (continued)

expects to close the proposed LRE merger as soon as practicable. However, the proposed LRE merger is subject to approvals by LRE unitholders and regulatory agencies. As such, the timing of closing this proposed LRE merger is uncertain.

Goodwill is calculated as the excess of the total consideration over the estimated fair value of net assets acquired. The total consideration for the proposed LRE merger was based on the market capitalization of LRE with an added control premium which resulted in a higher value compared to the fair value of the net assets acquired. The resulting goodwill is attributable to Vanguard’s qualitative assumptions of long-term factors that the acquisition creates for its unitholders. These assumptions include:

•	the acquisition of long-life, low-decline, mature oil and natural gas exploration and production assets that are well-suited for Vanguard’s upstream MLP model and its stated corporate strategy to grow via accretive acquisitions;
•	additional scale and efficiencies in Vanguard’s current operating basins;
•	increased scale of operations which will permit Vanguard to compete more effectively and facilitate future development projects and acquisitions through increased cash flow and lower cost of capital investment in the current reduced commodity price environment. Vanguard also expects the combined business to realize substantial operating and administrative synergies;
•	the addition of a balanced production and reserves product mix that Vanguard believes provides an advantage in light of the better expected profit margins for oil and NGLs production than natural gas production as reflected in the short-term and long-term market prices for oil versus natural gas; and
•	improvement in a number of Vanguard’s financial ratios commonly used to assess its credit rating. The predominantly unit-for-unit nature of the transaction is expected to allow Vanguard to reduce leverage and strengthen its balance sheet. In addition, because size is a key contributor to credit ratings for oil and natural gas exploration and production companies, increased scale could result in improved credit ratings for the combined entity, in particular if both the merger and the LRE merger are consummated.

The final purchase price allocation and the resulting effect on results of operations and financial position may significantly differ from the pro forma amounts included herein.

The purchase price allocation is preliminary and subject to change due to several factors, including:

•	changes in the estimated fair values of LRE’s assets and liabilities as of the closing date of the proposed LRE merger, which could result from changes in expected future commodity prices, changes in reserve estimates as well as other changes;
•	changes in the estimated fair value of the Vanguard common unit consideration transferred depending on its estimated fair value at the date of closing of each merger.

Pro Forma Adjustment to the Unaudited Pro Forma Combined Balance Sheet

LRE Merger

(a)	Represents pro forma adjustments to:
•	adjust the assets acquired and liabilities assumed to their estimated fair values as of the closing date;
•	eliminate LRE’s historical accumulated depreciation, depletion and amortization balances;
•	adjust asset retirement obligations using Vanguard’s estimates; and
•	eliminate deferred financing costs on LRE’s term loan and credit facility.
(b)	Represents the termination of LRE’s credit agreement and term loan agreement and the extinguishment of the related debt outstanding using Vanguard’s borrowings under its reserve-based credit facility.

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 2 Unaudited Pro forma Combined Balance Sheet  – (continued)

(c)	Represents the increase in Vanguard’s common units resulting from the issuance of Vanguard’s common units to LRE to effect the proposed LRE merger as follows (in thousands, except merger exchange ratio and closing share price):

Estimated LRE common units owned by public unitholders	19,505
Estimated LRE common units owned by affiliated unitholders	8,570
Estimated LRE common units owned by the owners of LRE GP	22
Total estimated LRE common units to be acquired by Vanguard	28,097
Proposed merger exchange ratio of Vanguard common units for each LRE common unit	0.55
Vanguard common units to be issued	15,453
Closing price of Vanguard common unit on August 27, 2015	$9.27
Vanguard common unit consideration	$143,252

The proposed transaction has a preliminary value of approximately $428.3 million, including the assumption of LRE’s debt of approximately $285.0 million at June 30, 2015. The final value of the Vanguard common unit consideration will be determined based on the actual number of Vanguard common units issued and the market price of Vanguard’s common unit as of the date of acquisition. A ten percent increase or decrease in the closing price of Vanguard’s common units would increase or decrease the value of Vanguard common unit consideration and goodwill by approximately $14.3 million.

(d)	Represents the elimination of LRE’s historical equity in connection with the acquisition method of accounting.
(e)	Represents the estimated $3.6 million of legal and advisory fees to be incurred by Vanguard not reflected in the June 30, 2015 balance sheet, that are not capitalizable as part of the transaction. These costs are reflected in the unaudited pro forma combined balance sheet as a reduction of equity as the costs will be expensed by Vanguard as incurred.
(f)	Represents cash severance payment to an executive officer of LRE GP to be paid immediately prior to the closing of the LRE merger.

Note 3 Pro Forma Adjustments to the Unaudited Combined Statements of Operations

LRE Merger

Adjustments (a) — (b) to the unaudited pro forma combined statement of operations for the six months ended June 30, 2015 and for the year ended December 31, 2014 presented in this subsection include reclassifications required to conform LRE’s revenue and expense items to Vanguard’s presentation as follows:

(a)	Represents the reclassification of LRE’s other income sales to conform to Vanguard’s natural gas product sales presentation.
(b)	Represents the reclassification of LRE’s income tax expense to conform to Vanguard’s presentation.

Adjustments (c) — (i) to the unaudited pro forma combined statements of operations for the six months ended June 30, 2015 and for the year ended December 31, 2014 presented in this subsection are to reflect the merger with LRE and the conversion of LRE’s method of accounting for oil and natural gas properties from the successful efforts method of accounting to the full cost method of accounting.

(c)	Represents the capitalization of unsuccessful exploration costs, geological and geophysical costs and delay rentals attributable to the development of oil and natural gas properties in accordance with the full cost method of accounting for oil and natural gas properties.
(d)	Represents the change in depreciation, depletion and amortization primarily resulting from the pro forma calculation of the combined entity’s depletion expense under the full cost method of accounting for oil and natural gas properties.

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 3 Pro Forma Adjustments to the Unaudited Combined Statements of Operations  – (continued)

(e)	Represents the change in accretion expense using Vanguard’s asset retirement obligations estimates.
(f)	Represents the adjustment to eliminate the loss on settlement of asset retirement obligations to conform to Vanguard’s full cost method of accounting for oil and natural gas properties.
(g)	Represents the elimination of certain general and administrative expenses resulting from LRE not being a separate public company after the completion of the LRE merger, including NYSE listing fees and SEC filing fees.
(h)	Represents the adjustment to interest expense arising from borrowings under Vanguard’s reserve-based credit facility used to terminate LRE’s credit agreement and term loan agreement and the extinguishment of the related debt outstanding. We eliminated the interest expense recorded by LRE and calculated pro forma interest expense based on the long-term debt assumed of $290.0 million and Vanguard’s variable interest rate as of June 30, 2015 of 2.18%. The effect on net income of a 1/8 percent variance in interest rates would be $0.2 million and $0.8 million for the six months ended June 30, 2015 and for the year ended December 31, 2014, respectively.
(i)	Represents the adjustment for the weighted average number of units from the issuance of approximately 15.45 million Vanguard common units under the terms of the LRE merger, whereby LRE’s public unitholders will receive 0.550 Vanguard common units for each LRE common unit held at closing.

Note 4 Adjustments for Pinedale and Piceance Acquisitions

On January 31, 2014, Vanguard and its wholly owned subsidiary, Encore Energy Partners Operating, LLC, completed the acquisition of certain natural gas and oil assets in the Pinedale and Jonah fields located in Southwestern Wyoming for approximately $555.6 million in cash (the “Pinedale Acquisition”), and, on September 30, 2014, Vanguard and its wholly owned subsidiary, Vanguard Operating, LLC, completed the acquisition of natural gas, oil and NGL assets in the Piceance Basin located in Colorado for approximately $496.4 million (the “Piceance Acquisition”).

The Vanguard As Adjusted column in the Unaudited Pro Forma Combined Statement of Operations Data for Year Ended December 31, 2014, presented above in this subsection, incorporates the following financial information related to the Pinedale Acquisition and the Piceance Acquisition:

	Historical	Pinedale Acquisition Adjustments		Piceance Acquisition Adjustments		Vanguard As Adjusted
(in thousands, except per unit data)	Vanguard
Revenues:
Oil sales	$268,685	$2,145	(a)	$15,088	(f)	$285,918
Natural gas sales	285,439	8,533 (a)		57,432	(f)	351,404
NGLs sales	70,489	3,581	(a)	27,239	(f)	101,309
Net gains on commodity derivative contracts	163,452	—		—		163,452
Total revenues	788,065	14,259		99,759		902,083
Costs and expenses:
Production:
Lease operating expenses	132,515	4,178	(b)	13,072	(g)	149,765
Production and other taxes	61,874	1,607	(b)	5,268	(g)	68,749
Depreciation, depletion, amortization and accretion	226,937	5,904	(c)	34,250	(h)	267,091
Impairment of oil and natural gas properties	234,434	(5,904	)(c)	(34,250	)(h)	194,280
Selling, general and administrative expenses	30,839	—		—		30,839
Total costs and expenses	686,599	5,785		18,340		710,724
Income from operations	101,466	8,474		81,419		191,359

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 4 Adjustments for Pinedale and Piceance Acquisitions  – (continued)

	Historical	Pinedale Acquisition Adjustments		Piceance Acquisition Adjustments		Vanguard As Adjusted
(in thousands, except per unit data)	Vanguard
Other income (expense):
Interest expense	(69,765)	(988	)(d)	(8,241	)(i)	(78,994)
Net losses on interest rate derivative contracts	(1,933)	—		—		(1,933)
Gain on acquisition of oil and natural gas properties	34,523	(32,114	)(e)	427	(j)	2,836
Other	54	—		—		54
Total other expense	(37,121)	(33,102)		(7,814)		(78,037)
Net income (loss)	64,345	(24,628)		73,605		113,322
Less: Distributions to Preferred unitholders	(18,197)	—		—		(18,197)
Net income (loss) attributable to Common and Class B unitholders	$46,148	$(24,628)		$73,605		$95,125
Net income per Common and Class B unit:
Basic	$0.56					$1.16
Diluted	$0.55					$1.14
Weighted average units outstanding:
Common units – basic	81,611					81,611
Common units – diluted	82,039					82,039
Class B units – basic & diluted	420					420

The measurement of the fair value at acquisition date of the assets acquired in the Pinedale Acquisition as compared to the fair value of consideration transferred, adjusted for purchase price adjustments, resulted in a gain of $32.1 million, as reflected in the table below, primarily due to the increase in natural gas prices between the date the purchase and sale agreement was entered into and the closing date.

Fair value of assets and liabilities acquired:	(in thousands)
Oil and natural gas properties	$600,123
Inventory	244
Asset retirement obligations	(12,404)
Imbalance liabilities	(171)
Other	(125)
Total fair value of assets and liabilities acquired	587,667
Fair value of consideration transferred	555,553
Gain on acquisition	$32,114

The measurement of the fair value at acquisition date of the assets acquired in the Piceance Acquisition as compared to the fair value of consideration transferred, adjusted for purchase price adjustments, resulted in goodwill of $0.4 million, calculated in the following table, which was immediately impaired and recorded as a

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 4 Adjustments for Pinedale and Piceance Acquisitions  – (continued)

loss in current period earnings. The loss resulted primarily from the changes in oil and natural gas prices between the date the purchase and sale agreement was entered into and the closing date, which were used to value the reserves acquired.

Fair value of assets and liabilities acquired:	(in thousands)
Oil and natural gas properties	$523,537
Asset retirement obligations	(19,452)
Production and ad valorem taxes payable	(7,552)
Suspense liabilities	(445)
Other	(124)
Total fair value of assets and liabilities acquired	495,964
Fair value of consideration transferred	496,391
Loss on acquisition	$(427)

The unaudited pro forma combined statement of operations for the year ended December 31, 2014 presented above in this subsection includes adjustments to reflect the following:

(a)	Represents the increase in oil, natural gas and natural gas liquids sales resulting from the Pinedale Acquisition.
(b)	Represents the increase in lease operating expenses and production and other taxes resulting from the Pinedale Acquisition.
(c)	Represents the increase in depreciation, depletion, amortization and accretion resulting from the Pinedale Acquisition and the corresponding reduction in the impairment recognized in the fourth quarter of 2014.
(d)	Represents the pro forma interest expense related to borrowings under the reserve-based credit facility to fund the Pinedale Acquisition.
(e)	Represents the elimination of the nonrecurring gain from the acquisition of oil, natural gas and natural gas liquids properties in the Pinedale Acquisition.
(f)	Represents the increase in oil, natural gas and natural gas liquids sales resulting from the Piceance Acquisition.
(g)	Represents the increase in lease operating expenses and production and other taxes resulting from the Piceance Acquisition.
(h)	Represents the increase in depreciation, depletion, amortization and accretion resulting from the Piceance Acquisition and the corresponding reduction in the impairment recognized in the fourth quarter of 2014.
(i)	Represents the pro forma interest expense related to borrowings under the reserve-based credit facility to fund the Piceance Acquisition.
(j)	Represents the elimination of the nonrecurring loss from the impairment of the goodwill recognized in the acquisition of oil, natural gas and natural gas liquids properties in the Piceance Acquisition.

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 5 Supplemental Oil and Gas Information (Unaudited)

The following tables set forth summary pro forma information with respect to Vanguard’s pro forma combined estimated net proved and proved developed natural gas, oil and natural gas liquids reserves for the year ended December 31, 2014. The pro forma information for the year ended December 31, 2014 presented in this subsection gives effect to the Pinedale Acquisition, the Piceance Acquisition and the LRE merger as if they occurred on January 1, 2014. Future exploration, exploitation and development expenditures, as well as future commodity prices and service costs, will affect the reserve volumes attributable to the acquired properties and the standardized measure of discounted future net cash flows.

Estimated changes in the quantities of natural gas, oil and natural gas liquids reserves for the year ended December 31, 2014 are as follows:

Natural gas (in MMcf)
	Vanguard Historical	Pinedale Acquisition Adjustments	Piceance Acquisition Adjustments	Pro Forma Adjustments(a)	Vanguard As Adjusted	LRE Historical	Vanguard/ LRE Pro Forma Combined
Net proved reserves
January 1, 2014	586,489	573,755	294,000	—	1,454,244	92,622	1,546,866
Revisions of previous estimates	(66,797)	52,272	(12,679)	—	(27,204)	7,484	(19,720)
Extensions, discoveries and other	2,927	—	—	—	2,927	1,138	4,065
Purchases of reserves in place	1,036,285	—	—	(889,961)	146,324	1,948	148,272
Production	(83,037)	(29,478)	(19,799)	31,890	(100,424)	(6,467)	(106,891)
December 31, 2014	1,475,867	596,549	261,522	(858,071)	1,475,867	96,725	1,572,592

Oil (in MBbls)
	Vanguard Historical	Pinedale Acquisition Adjustments	Piceance Acquisition Adjustments	Pro Forma Adjustments(a)	Vanguard As Adjusted	LRE Historical	Vanguard/ LRE Pro Forma Combined
Net proved reserves
January 1, 2014	45,316	4,852	2,477	—	52,645	10,698	63,343
Revisions of previous estimates	(2,910)	585	(83)	—	(2,408)	434	(1,974)
Extensions, discoveries and other	465	—	—	—	465	573	1,038
Purchases of reserves in place	12,873	—	—	(7,640)	5,233	2,305	7,538
Sales of reserves in place	(2,394)	—	—	—	(2,394)	—	(2,394)
Production	(3,301)	(270)	(216)	295	(3,492)	(904)	(4,396)
December 31, 2014	50,049	5,167	2,178	(7,345)	50,049	13,106	63,155

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 5 Supplemental Oil and Gas Information (Unaudited)  – (continued)

Natural Gas Liquids (in MBbls)
	Vanguard Historical	Pinedale Acquisition Adjustments	Piceance Acquisition Adjustments	Pro Forma Adjustments(a)	Vanguard As Adjusted	LRE Historical	Vanguard/ LRE Pro Forma Combined
Net proved reserves
January 1, 2014	29,195	20,044	12,340	—	61,579	3,969	65,548
Revisions of previous estimates	(10,769)	(5,752)	(828)	—	(17,349)	635	(16,714)

Extensions, discoveries and other	22	—	—	—	22	182	204
Purchases of reserves in place	26,840	—	—	(24,740)	2,100	198	2,298
Production	(2,759)	(1,243)	(1,186)	1,365	(3,823)	(366)	(4,189)
December 31, 2014	42,529	13,049	10,326	(23,375)	42,529	4,618	47,147

(a)	To adjust the amount of purchases of reserves representing the Pinedale Acquisition and Piceance Acquisition during 2014 included in Vanguard’s historical information. The pro forma effect of each acquisition is presented separately in the table above.

Estimated quantities of natural gas, oil and natural gas liquids reserves as of December 31, 2014 are as follows:

	Vanguard Historical(a)	LRE Historical	Vanguard/ LRE Pro Forma Combined(b)
Estimated proved reserves:
Natural Gas (MMcf)	1,475,867	96,725	1,572,592
Oil (MBbls)	50,049	13,106	63,155
Natural Gas Liquids (MBbls)	42,529	4,618	47,147
MMcfe	2,031,335	203,069	2,234,404
Estimated proved developed reserves:
Natural Gas (MMcf)	970,714	88,265	1,058,979
Oil (MBbls)	39,143	10,962	50,105
Natural Gas Liquids (MBbls)	28,678	3,956	32,634
MMcfe	1,377,640	177,773	1,555,413

(a)	The historical standardized measure includes Vanguard, the Pinedale Acquisition and the Piceance Acquisition as of December 31, 2014.
(b)	Includes Vanguard’s, the Pinedale Acquisition’s, the Piceance Acquisition’s and LRE’s estimated net proved and proved developed oil, natural gas and natural gas liquids reserves as of December 31, 2014.

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 5 Supplemental Oil and Gas Information (Unaudited)  – (continued)

The standardized measure of discounted future net cash flows relating to the combined proved oil, natural gas and natural gas liquids reserves at December 31, 2014 is as follows (in thousands):

	Vanguard Historical(a)	LRE	Vanguard/ LRE Pro Forma Combined
Future cash inflows	$11,225,973	$1,749,346	$12,975,319
Future production costs	(3,999,460)	(688,333)	(4,687,793)
Future development costs	(845,872)	(117,473)	(963,345)
Future net cash flows	6,380,641	943,540	7,324,181
10% annual discount for estimated timing of cash flows	(3,404,914)	(501,869)	(3,906,783)
Standardized measure of discounted future net cash flows	$2,975,727	$441,671	$3,417,398

(a)	The historical standardized measure includes Vanguard, the Pinedale Acquisition and the Piceance Acquisition.

For the December 31, 2014 calculations in the preceding table, estimated future cash inflows from estimated future production of proved reserves were computed using the average oil and natural gas price based upon the 12-month average price of $94.87 and $94.99 per barrel of crude oil and $4.36 and $4.35 per MMBtu for natural gas for Vanguard Historical and LRE, respectively, adjusted for quality, transportation fees and a regional price differential, and the volume-weighted average price of $35.35 and $33.11 per barrel of natural gas liquids for Vanguard Historical and LRE, respectively. The natural gas liquids prices were calculated using the differentials for each property to West Texas Intermediate reference price of $94.87 and $94.99 for Vanguard Historical and LRE, respectively. Vanguard may receive amounts different than the standardize measure of discounted cash flow for a number of reasons, including price changes and the effects of Vanguard’s hedging activities.

The following are the principal sources of change in the combined standardized measure of discounted future net cash flows on a pro forma basis for the year ended December 31, 2014 (in thousands):

	Vanguard Historical	Pinedale Acquisition Adjustments	Piceance Acquisition Adjustments	Pro Forma Adjustments	Vanguard As Adjusted	LRE Historical	Vanguard/ LRE Pro Forma Combined(a)

Sales and transfers, net of production costs	$(430,224)	$(116,408)	$(96,653)	$123,169	$(520,116)	$(81,986)	$(602,102)
Net changes in prices and production costs	11,138	311,334	(132,576)	—	189,896	584	190,480
Extensions discoveries and improved recovery, less related costs	24,841	—	—	—	24,841	17,979	42,820
Changes in estimated future development costs	36,564	(115,401)	(13,728)	—	(92,565)	(11,897)	(104,462)
Previously estimated development costs incurred during the period	68,817	74,685	352	—	143,854	27,073	170,927

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 5 Supplemental Oil and Gas Information (Unaudited)  – (continued)

	Vanguard Historical	Pinedale Acquisition Adjustments	Piceance Acquisition Adjustments	Pro Forma Adjustments	Vanguard As Adjusted	LRE Historical	Vanguard/ LRE Pro Forma Combined(a)
Revision of previous quantity estimates	(292,454)	26,854	(20,726)	—	(286,326)	30,256	(256,070)
Accretion of discount	183,397	46,010	53,471	—	282,878	39,313	322,191
Purchases of reserves in place	1,621,571	—	—	(1,257,662)	363,909	45,665	409,574
Sales of reserves	(48,163)	—	—	—	(48,163)	—	(48,163)
Change in production rates, timing and other	(33,731)	57,008	65,465	—	88,742	(17,873)	70,869
Net change in standardized measure	1,141,756	284,082	(144,395)	(1,134,493)	146,950	49,114	196,064
Standardized measure, January 1, 2014	1,833,971	460,099	534,707	—	2,828,777	392,557	3,221,334
Standardized measure, December 31, 2014	$2,975,727	$744,181	$390,312	$(1,134,493)	$2,975,727	$441,671	$3,417,398

(a)	The pro forma standardized measure includes Vanguard, the Pinedale Acquisition, the Piceance Acquisition and the LRE merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a discussion of the material U.S. federal income tax consequences of the merger that may be relevant to Eagle Rock common unitholders and Vanguard common unitholders. Unless otherwise noted, the legal conclusions set forth in the discussion relating to the consequences of the merger to Eagle Rock and its common unitholders are the opinion of Vinson & Elkins, counsel to Eagle Rock, as to the material U.S. federal income tax consequences relating to those matters. Unless otherwise noted, the legal conclusions set forth in the discussion relating to the consequences of the merger to Vanguard and its common unitholders are the opinion of Paul Hastings, counsel to Vanguard, as to the material U.S. federal income tax consequences relating to those matters. This discussion is based upon current provisions of the Code, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

This discussion does not purport to be a complete discussion of all U.S. federal income tax consequences of the merger. Moreover, the discussion focuses on Eagle Rock common unitholders and Vanguard common unitholders who are individual citizens or residents of the United States (for U.S. federal income tax purposes) and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, employee benefit plans, foreign persons, financial institutions, insurance companies, real estate investment trusts (REITs), individual retirement accounts (IRAs), mutual funds, traders in securities that elect mark-to-market, persons who hold Eagle Rock common units or Vanguard common units as part of a hedge, straddle or conversion transaction, persons who acquired Eagle Rock common units or Vanguard common units by gift, or directors and employees of Eagle Rock that received (or are deemed to receive) Eagle Rock common units as compensation or through the exercise (or deemed exercise) of options, unit appreciation rights, phantom units or restricted units granted under an Eagle Rock equity incentive plan. Also, the discussion assumes that the Eagle Rock common units and Vanguard common units are held as capital assets at the time of the merger (generally, property held for investment).

Neither Eagle Rock nor Vanguard has sought a ruling from the IRS with respect to any of the tax consequences discussed below, and the IRS would not be precluded from taking positions contrary to those described herein. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below. Some tax aspects of the merger are not certain, and no assurance can be given that the below-described opinions and/or the statements contained herein with respect to tax matters would be sustained by a court if contested by the IRS. Furthermore, the tax treatment of the merger may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

Accordingly, Eagle Rock and Vanguard strongly urge each Eagle Rock common unitholder and Vanguard common unitholder to consult with, and depend upon, such unitholder’s own tax advisor in analyzing the U.S. federal, state, local and foreign tax consequences of the merger particular to the unitholder.

Tax Opinions Required as a Condition to Closing

No ruling has been or will be requested from the IRS with respect to the tax consequences of the merger. Instead, Eagle Rock and Vanguard will rely on the opinions of their respective counsel regarding the tax consequences of the merger.

It is a condition of Vanguard’s obligation to complete the merger that Vanguard receive an opinion of its counsel, Paul Hastings, to the effect that for U.S. federal income tax purposes:

•	Vanguard will not recognize any income or gain as a result of the merger other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code;
•	no gain or loss will be recognized by a holder of Vanguard common units as a result of the merger other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code; and

•	at least 90% of the combined gross income of Vanguard and Eagle Rock for the most recent four complete calendar quarters ending before the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

For a description of the legal conclusions of Paul Hastings with respect to the merger, please read “— U.S. Federal Income Tax Treatment of the Merger” and “— Tax Consequences of the Merger to Vanguard and its Unitholders.” For a description of the legal conclusions of Paul Hastings with respect to the U.S. federal income tax consequences of Vanguard common unit ownership, please read “Material U.S. Federal Income Tax Consequences of Vanguard Common Unit Ownership.”

It is a condition of Eagle Rock’s obligation to complete the merger that Eagle Rock receive an opinion of its counsel, Vinson & Elkins, to the effect that for U.S. federal income tax purposes:

•	except to the extent any cash received in lieu of fractional Vanguard common units causes the transaction to be treated as a disguised sale under Section 707 of the Code or is otherwise taxable, Eagle Rock will not recognize any income or gain as a result of the merger other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code;
•	except to the extent any cash received in lieu of fractional Vanguard common units causes the transaction to be treated as a disguised sale under Section 707 of the Code or is otherwise taxable, holders of Eagle Rock common units will not recognize any income or gain as a result of the merger other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code; and
•	at least 90% of the gross income of Eagle Rock for the most recent four complete calendar quarters ending before the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

The opinion of Vinson & Elkins will not extend to any Eagle Rock common unitholder who acquired common units from Eagle Rock in exchange for property other than cash.

For a description of the legal conclusions of Vinson & Elkins with respect to the merger, please read “— U.S. Federal Income Tax Treatment of the Merger,” “— Tax Consequences of the Merger to Eagle Rock,” “— Tax Consequences of the Merger to Eagle Rock Common Unitholders,” “— Tax Basis and Holding Period of the Vanguard Common Units Received” and “— Effect of Termination of Eagle Rock’s Tax Year at Closing of Merger.”

The opinions of counsel will assume that the merger will be consummated in the manner contemplated by, and in accordance with, the terms set forth in the merger agreement and described in this joint proxy statement/prospectus. In addition, the tax opinions delivered to Vanguard and Eagle Rock at closing will be based upon certain factual assumptions, representations and covenants made by the officers of Vanguard, Eagle Rock and Eagle Rock G&P and any of their respective affiliates. If there are material changes to the tax consequences of the merger and either Vanguard or Eagle Rock waives the receipt of the requisite tax opinion as a condition to closing, then this joint proxy statement/prospectus will be amended and recirculated and unitholder approval will be resolicited. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, no assurance can be given that the above-described opinions will be sustained by a court if contested by the IRS.

Assumptions Related to the U.S. Federal Income Tax Treatment of the Merger

The discussion below assumes that Vanguard will be classified as a partnership for U.S. federal income tax purposes at the time of the merger. Please read the discussion of the opinion of Paul Hastings that Vanguard is classified as a partnership for U.S. federal income tax purposes under “Material U.S. Federal Income Tax Consequences of Vanguard Common Unit Ownership — Partnership Status” below. The discussion below also assumes that Eagle Rock will be classified as a partnership for U.S. federal income tax purposes at the time of the merger. Following the merger, a holder of Eagle Rock common units who receives Vanguard common units will be treated as a partner in Vanguard regardless of the U.S. federal income tax classification of Eagle Rock.

Additionally, the discussion below assumes that all of the liabilities of Eagle Rock that are deemed assumed by Vanguard in the merger qualify for an exception to the “disguised sale” rules. Vanguard and Eagle Rock believe that such liabilities qualify for one or more of the exceptions to the “disguised sale” rules and intend to take the position that neither Vanguard nor Eagle Rock will recognize any income or gain as a result of the “disguised sale” rules with respect to such liabilities.

U.S. Federal Income Tax Treatment of the Merger

Upon the terms and subject to the conditions set forth in the merger agreement, a subsidiary of Vanguard will merge with and into Eagle Rock and all Eagle Rock common units will be converted into the right to receive Vanguard common units. For U.S. federal income tax purposes, the merger will be a “merger” of Vanguard and Eagle Rock within the meaning of Treasury Regulations promulgated under Section 708 of the Code, with Vanguard being treated as the continuing partnership and Eagle Rock being treated as the terminated partnership.

As a result, the following is deemed to occur for U.S. federal income tax purposes: (1) Eagle Rock will be deemed to contribute its assets (subject to its liabilities) to Vanguard in exchange for (i) the issuance to Eagle Rock of Vanguard common units (ii) the assumption of Eagle Rock’s liabilities and (iii) any cash received in lieu of fractional Vanguard units, and (2) Eagle Rock will be deemed to liquidate, distributing Vanguard common units and cash to the holders of Eagle Rock common units in exchange for such Eagle Rock common units (the “Assets-Over Form”). Eagle Rock will take the position that the cash received in lieu of fractional Vanguard common units will be treated as received by Eagle Rock in connection with the merger. If the treatment of the cash in lieu of fractional Vanguard common units were challenged, an Eagle Rock common unitholder may be treated as having made a taxable sale of a portion of its Eagle Rock common units to Vanguard in exchange for the fractional cash and would recognize gain or loss equal to the difference between the cash received and such unitholder’s tax basis in its Eagle Rock common units deemed sold to Vanguard.

The remainder of this discussion, except as otherwise noted, assumes that the merger and the transactions contemplated thereby will be treated for U.S. federal income tax purposes in the manner described above.

Tax Consequences of the Merger to Eagle Rock

Under the Assets-Over Form, Eagle Rock will be deemed to contribute all of its assets to Vanguard in exchange for Vanguard common units, the assumption of Eagle Rock’s liabilities, and cash in lieu of fractional Vanguard common units. In general, the deemed contribution of assets from Eagle Rock to Vanguard in exchange for Vanguard common units will not result in the recognition of gain or loss by Eagle Rock. The actual and deemed receipt of cash by Eagle Rock, however, could give rise to the recognition of taxable gain by Eagle Rock, and any such taxable gain would be allocated to the Eagle Rock common unitholders pursuant to the Eagle Rock partnership agreement. The deemed receipt of cash by Eagle Rock could give rise to a partially taxable “disguised sale” of assets from Eagle Rock to Vanguard under section 707(a)(2)(B) of the Code. Under Section 707 of the Code and the Treasury Regulations thereunder, a transfer of property by a partner to a partnership, coupled with a related transfer of money or other consideration (other than a partnership interest) by the partnership to such partner (including the partnership’s assumption of, or taking of property subject to, certain liabilities), may be characterized, in part, as a “disguised sale” of property, rather than as a non-taxable contribution of the property to the partnership. The deemed receipt of cash from Vanguard is expected to qualify for one or more exceptions to “disguised sale” treatment and therefore might not be treated as part of a disguised sale of property by Eagle Rock to Vanguard.

Tax Consequences of the Merger to Eagle Rock Common Unitholders

Under the Assets-Over Form, holders of Eagle Rock common units will be deemed to receive distributions in liquidation of Eagle Rock consisting of Vanguard common units and any cash in lieu of fractional Vanguard units. In general, the receipt of Vanguard common units will not result in the recognition of taxable gain or loss to such unitholders. The receipt of cash by a holder of Eagle Rock common units (including, as discussed below, a deemed distribution of cash resulting from a net reduction in the amount of nonrecourse liabilities allocated to such unitholder) will result in the recognition of taxable gain if such receipt exceeds the adjusted tax basis in the Eagle Rock common units surrendered in the merger. The receipt of Vanguard common units and cash may trigger taxable gain under the disguised sale rules of section 707(a)(2)(B) of the Code for a holder of Eagle Rock common units that contributed property in exchange for Eagle Rock common units.

As a partner in Eagle Rock, a holder of Eagle Rock common units is entitled to include the nonrecourse liabilities of Eagle Rock attributable to its Eagle Rock common units in the tax basis of its Eagle Rock common units. As a partner in Vanguard after the merger, a holder of Eagle Rock common units will be entitled to include the nonrecourse liabilities of Vanguard attributable to the Vanguard common units received in the merger in the tax basis of such units received. The nonrecourse liabilities of Vanguard will include the nonrecourse liabilities of Eagle Rock after the merger. The amount of nonrecourse liabilities attributable to an Eagle Rock common unit or a Vanguard common unit is determined under complex regulations under Section 752 of the Code.

If the nonrecourse liabilities attributable to the Vanguard common units received by a holder of Eagle Rock common units in the merger exceed the nonrecourse liabilities attributable to the Eagle Rock common units surrendered by such Eagle Rock common unitholder in the merger, such Eagle Rock common unitholder’s tax basis in the Vanguard common units received will be correspondingly higher than such unitholder’s tax basis in the Eagle Rock common units surrendered. If the nonrecourse liabilities attributable to the Vanguard common units received by a holder of Eagle Rock common units in the merger are less than the nonrecourse liabilities attributable to the Eagle Rock common units surrendered by such Eagle Rock common unitholder in the merger, such Eagle Rock common unitholder’s tax basis in the Vanguard common units received will be correspondingly lower than the unitholder’s tax basis in the Eagle Rock common units surrendered. Please read “— Tax Basis and Holding Period of the Vanguard Common Units Received” below.

Any reduction in liabilities described in the preceding paragraph will be treated as a deemed cash distribution to a holder of Eagle Rock common units. Additionally, a holder of Eagle Rock common units will be treated as receiving a cash distribution as a result of the receipt of cash in lieu of fractional units in the merger. If the amount of any such actual or deemed distributions of cash to a holder of Eagle Rock common units exceeds such Eagle Rock common unitholder’s tax basis in the Eagle Rock common units surrendered, such Eagle Rock common unitholder will recognize taxable gain in an amount equal to such excess. While there can be no assurance, Vanguard and Eagle Rock expect that most holders of Eagle Rock common units will not recognize gain in this manner. However, the application of the rules governing the allocation of nonrecourse liabilities in the context of the merger is complex and subject to uncertainty. There can be no assurance that a holder of Eagle Rock common units will not recognize gain as a result of the distributions deemed received by such Eagle Rock common unitholder as a result of a net decrease in the amount of nonrecourse liabilities allocable to such Eagle Rock common unitholder as a result of the merger and the amount of cash for fractional Vanguard common units actually received by such Eagle Rock common unitholder in the merger. The amount and effect of any gain that may be recognized by an affected Eagle Rock common unitholder will depend on the affected Eagle Rock common unitholder’s particular situation, including the ability of the affected Eagle Rock common unitholder to utilize any suspended passive losses. Depending on these factors, any particular affected Eagle Rock common unitholder may, or may not, be able to offset all or a portion of any gain recognized. Each holder of Eagle Rock common units should consult such unitholder’s own tax advisor in analyzing whether the merger causes such unitholder to recognize actual and/or deemed distributions in excess of the tax basis of his Eagle Rock common units surrendered in the merger.

Tax Basis and Holding Period of the Vanguard Common Units Received

A holder of Eagle Rock common units has an initial tax basis in its Eagle Rock common units, which consists of the amount such Eagle Rock common unitholder paid for such Eagle Rock common units plus such Eagle Rock common unitholder’s share of Eagle Rock’s nonrecourse liabilities. That basis has been and will be increased by such Eagle Rock common unitholder’s share of income and by any increases in such

Eagle Rock common unitholder’s share of nonrecourse liabilities. That basis has been and will be decreased, but not below zero, by distributions, by such Eagle Rock common unitholder’s share of losses, by any decreases in such Eagle Rock common unitholder’s share of nonrecourse liabilities and by such Eagle Rock common unitholder’s share of expenditures that are not deductible in computing taxable income and are not required to be capitalized.

A holder of Eagle Rock common units will have an initial aggregate tax basis in the Vanguard common units such Eagle Rock common unitholder will receive in the merger that will be equal to such Eagle Rock common unitholder’s adjusted tax basis in the Eagle Rock common units exchanged therefor, decreased by (i) any basis attributable to such Eagle Rock common unitholder’s share of Eagle Rock’s nonrecourse liabilities and (ii) any cash received in the merger, and increased by such Eagle Rock common unitholder’s share of Vanguard’s nonrecourse liabilities immediately after the merger. In addition, the tax basis in the Vanguard common units received in the merger by a holder of Eagle Rock common units will be increased by the amount of any income or gain recognized by such Eagle Rock common unitholder pursuant to the transactions contemplated by the merger.

As a result of the Assets-Over Form, a holder of Eagle Rock common units will have a holding period in the Vanguard common units received in the merger that will not be determined by reference to its holding period in the Eagle Rock common units exchanged therefor. Instead, such Eagle Rock common unitholder’s holding period in the Vanguard common units received in the merger that are attributable to Eagle Rock’s capital assets or assets used in its business as defined in Section 1231 of the Code will include Eagle Rock’s holding period in those assets. The holding period for Vanguard common units received by a holder of Eagle Rock common units attributable to other assets of Eagle Rock, such as inventory and receivables, will begin on the day following the merger.

Effect of Termination of Eagle Rock’s Tax Year at Closing of Merger

Eagle Rock uses the year ending December 31 as its taxable year and the accrual method of accounting for U.S. federal income tax purposes. As a result of the merger, Eagle Rock’s taxable year will end as of the effective date of the merger, and Eagle Rock will be required to file a final U.S. federal income tax return for the taxable year ending upon the effective date of the merger. Each Eagle Rock common unitholder will receive a Schedule K-1 from Eagle Rock for the taxable year ending upon the effective date of the merger and will be required to include in income its share of income, gain, loss and deduction for this period. In addition, an Eagle Rock common unitholder who has a taxable year ending on a date other than December 31 and after the date the merger is effected must include its share of income, gain, loss and deduction in income for its taxable year, with the result that the Eagle Rock common unitholder will be required to include in income for its taxable year its share of more than one year of income, gain, loss and deduction from Eagle Rock.

Tax Consequences of the Merger to Vanguard and Its Unitholders

Neither Vanguard nor its unitholders will recognize any income or gain, or loss, for federal income tax purposes as a result of the merger other than any gain recognized as a result of decreases in partnership liabilities pursuant to Section 752 of the Code. Each Vanguard unitholder’s share of Vanguard’s nonrecourse liabilities will be recalculated following the merger. Any resulting increase or decrease in a Vanguard unitholder’s nonrecourse liabilities will result in a corresponding increase or decrease in such unitholder’s adjusted tax basis in its Vanguard common units. A reduction in a unitholder’s share of nonrecourse liabilities would, if such reduction exceeds the unitholder’s tax basis in his or her Vanguard common units, under certain circumstances, result in the recognition of taxable gain by a Vanguard unitholder. While there can be no assurance, Vanguard and Eagle Rock do not expect any Vanguard common unitholders to recognize gain in this manner.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF
VANGUARD COMMON UNIT OWNERSHIP

This section is a summary of the material federal income tax consequences that may be relevant to individual citizens or residents of the United States owning Vanguard common units received in the merger. This section is based upon current provisions of the Code, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to Vanguard include its operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting Vanguard or its common unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Code. In addition, the discussion only comments, to a limited extent, on state, local, and foreign tax consequences. Accordingly, Vanguard encourages each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable laws.

No ruling has been or will be requested from the IRS regarding any matter affecting Vanguard following the merger or the consequences of owning Vanguard common units received in the merger. Instead, Vanguard will rely on opinions of Paul Hastings. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to Vanguard’s unitholders and thus will be borne indirectly by Vanguard’s unitholders. Furthermore, the tax treatment of Vanguard, or of an investment in Vanguard, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Paul Hastings and are based on the accuracy of the representations made by Vanguard and Eagle Rock.

For the reasons described below, Paul Hastings has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership —  Treatment of Short Sales”); (ii) whether Vanguard’s monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units —  Allocations Between Transferors and Transferees”); (iii) whether percentage depletion will be available to a unitholder or the extent of the percentage depletion deduction available to any unitholder (please read “— Tax Treatment of Operations — Oil and Natural Gas Taxation — Depletion Deductions”); (iv) whether the deduction related to U.S. production activities will be available to a unitholder or the extent of any such deduction to any unitholder (please read “— Tax Treatment of Operations — Oil and Natural Gas Taxation — Deduction for U.S. Production Activities”); (v) whether Vanguard’s method for taking into account Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit

Ownership — Section 754 Election” and “— Uniformity of Units”); and (vi) whether an Eagle Rock common unitholder will be able to utilize suspended passive losses related to its Eagle Rock common units to offset income from Vanguard (please read “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses” and “— Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, transportation, and marketing of natural resources, including oil, gas, and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. Vanguard estimates that less than 2% of its current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by Vanguard, Eagle Rock and Eagle Rock G&P and a review of the applicable legal authorities, Paul Hastings is of the opinion that at least 90% of Vanguard’s current gross income constitutes qualifying income. The portion of Vanguard’s income that is qualifying income may change from time to time.

The IRS has made no determination as to Vanguard’s status or the status of its operating subsidiaries for federal income tax purposes. Instead, Vanguard will rely on the opinion of Paul Hastings on such matters. It is the opinion of Paul Hastings that, based upon the Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	Vanguard will be classified as a partnership for federal income tax purposes; and
•	Except for VNR Finance Corp., and VNR Holdings, LLC, each of Vanguard’s operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from it for federal income tax purposes.

In rendering its opinion, Paul Hastings has relied on factual representations made by Vanguard, Eagle Rock and Eagle Rock G&P. The representations made by Vanguard, Eagle Rock and Eagle Rock G&P upon which Paul Hastings has relied include:

•	Except for VNR Finance Corp., and VNR Holdings, LLC, neither Vanguard nor any of its operating subsidiaries has elected or will elect to be treated, or is otherwise treated, as a corporation for federal income tax purposes; and
•	For each taxable year, more than 90% of Vanguard’s gross income has been and will be income of the type that Paul Hastings has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code; and
•	Each hedging transaction that Vanguard treats as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations and has been and will be associated with oil, gas, or products thereof that are held or to be held by Vanguard in activities that Paul Hastings has opined or will opine result in qualifying income.

Vanguard and Eagle Rock believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If Vanguard fails to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require Vanguard to make adjustments with respect to its unitholders or pay other amounts), Vanguard will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which Vanguard fails to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in Vanguard. This deemed contribution and liquidation should be tax-free to unitholders and Vanguard so long as Vanguard, at that time, does not have liabilities in excess of the tax basis of its assets. Thereafter, Vanguard would be treated as a corporation for federal income tax purposes.

If Vanguard were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to its unitholders, and Vanguard’s net income would be taxed to Vanguard at corporate rates. Any distribution made to a unitholder at a time Vanguard is treated as a corporation would be (i) a taxable dividend to the extent of Vanguard’s current and accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in his common units, and thereafter (iii) taxable capital gain. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

The discussion below is based on Paul Hastings’ opinion that Vanguard will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of Vanguard will be treated as partners of Vanguard for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Vanguard for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding common units in Vanguard. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Vanguard for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “— Entity-Level Collections,” Vanguard will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of Vanguard’s income, gain, loss and deduction without regard to whether Vanguard makes cash distributions to him. Consequently, Vanguard may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of Vanguard’s income, gain, loss and deduction for its taxable year ending with or within his taxable year. Vanguard’s taxable year ends on December 31.

Treatment of Distributions

Distributions by Vanguard to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Vanguard’s cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units.” Any reduction in a unitholder’s share of Vanguard’s liabilities for which no partner bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by Vanguard of cash to that unitholder. To the extent

Vanguard’s distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in Vanguard because of its issuance of additional common units will decrease his share of Vanguard’s nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of Vanguard’s “unrealized receivables,” including depreciation, recapture and/or substantially appreciated “inventory items,” each as defined in the Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with Vanguard in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units

Please read “Material U.S. Federal Income Tax Consequences of the Merger — Tax Basis and Holding Period of the Vanguard Common Units Received” for a discussion of how to determine the initial tax basis of Vanguard common units received in the merger. A unitholder’s initial tax basis will be increased by his share of Vanguard’s income and by any increases in his share of Vanguard’s nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from Vanguard, by the unitholder’s share of Vanguard’s losses, by any decreases in his share of Vanguard’s nonrecourse liabilities and by his share of Vanguard’s expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have a share, generally based on his share of profits, of Vanguard’s nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of Vanguard’s losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to Vanguard’s activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of Vanguard’s nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in Vanguard, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of Vanguard’s nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses Vanguard generates will only be available to offset its passive income generated in the future and will not be available to offset income from other passive activities or investments, including Vanguard’s investments or a unitholder’s investments in other publicly traded partnerships, or the unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income Vanguard generates may be deducted in full when he disposes of his entire investment in Vanguard in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of Vanguard’s net income may be offset by any of its suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

There is no guidance as to whether suspended passive activity losses of Eagle Rock common units will be available to offset passive activity income that is allocated from Vanguard after the merger to a former Eagle Rock common unitholder. The IRS may contend that since Vanguard is not the same partnership as Eagle Rock, the passive loss limitation rules would not allow a former Eagle Rock common unitholder to utilize such losses until such time as all of the former Eagle Rock common unitholder’s Vanguard common units are sold. A Vanguard unitholder may take the position, however, that Vanguard should be deemed a continuation of Eagle Rock for this purpose such that any suspended Eagle Rock losses would be available to offset Vanguard taxable income allocated to such unitholder. Because of the lack of guidance with respect to this issue, Paul Hastings is unable to opine as to whether suspended passive activity losses arising from Eagle Rock activities will be available to offset Vanguard taxable income allocated to a former Eagle Rock common unitholder following the merger. If a unitholder has losses with respect to Eagle Rock common units, he is urged to consult his own tax advisor.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;
•	Vanguard’s interest expense attributed to portfolio income; and
•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of Vanguard’s portfolio income will be treated as investment income.

Entity-Level Collections

If Vanguard is required or elects under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or any former unitholder, Vanguard is authorized to pay those taxes from its funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, Vanguard is authorized to treat the payment as a distribution to all current unitholders. Vanguard is authorized to amend its limited liability company agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under its limited liability company agreement is maintained as nearly as is practicable. Payments by Vanguard as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

If Vanguard has a net profit, its items of income, gain, loss and deduction will be allocated among its holders of units other than Series A preferred units, Series B preferred units and Series C preferred units in accordance with their percentage interests in Vanguard. If Vanguard has a net loss, its items of income, gain, loss and deduction will be allocated among all of its unitholders in accordance with their percentage interests in Vanguard to the extent of their positive capital accounts. Holders of Vanguard’s Series A preferred units, Series B preferred units and Series C preferred units will be allocated net loss only in the event that the capital accounts of the common unitholders have been reduced to zero.

Specified items of Vanguard’s income, gain, loss and deduction will be allocated to account for any difference between the tax basis and fair market value of any property contributed to Vanguard that exists at the time of such contribution, referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from Vanguard in an offering will be essentially the same as if the tax bases of its assets were equal to their fair market values at the time of the offering. Former Eagle Rock common unitholders that receive Vanguard units in the merger will receive the Section 704(c) Allocations that otherwise would have been allocated to Eagle Rock pursuant to Section 704(c) of the Code had Eagle Rock simply contributed its assets to Vanguard in exchange for units. Under these rules for example, following the merger in the event that Vanguard divests itself of certain assets formerly owned by Eagle Rock (including through a distribution of such assets), all or a portion of any gain recognized as a result of a divestiture of such assets may be required to be allocated to the former Eagle Rock common unitholders. In addition, a former Eagle Rock common unitholder may also be required to recognize its share of Eagle Rock’s remaining “built-in gain” upon certain distributions by Vanguard to that unitholder of other Vanguard property (other than money) within seven years following the merger. No special distributions will be made to the former Eagle Rock common unitholders with respect to any tax liability from such transactions.

In the event Vanguard issues additional common units or engages in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to all of Vanguard’s unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by Vanguard at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although Vanguard does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of its income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of Vanguard’s items of income, gain, loss or deduction, other than an allocation required by the Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in Vanguard, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to Vanguard;
•	the interests of all the partners in profits and losses;
•	the interest of all the partners in cash flow; and
•	the rights of all the partners to distributions of capital upon liquidation.

Paul Hastings is of the opinion that, with the exception of the issues described in “— Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under Vanguard’s limited liability company agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of Vanguard’s income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;
•	any cash distributions received by the unitholder as to those units would be fully taxable; and
•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Paul Hastings has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax Rates

Currently, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. Such rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax (NIIT) on certain net investment income earned by individuals, estates and trusts currently applies. For these purposes, net investment income generally includes a unitholder’s allocable share of Vanguard’s income and gain realized by a unitholder from a sale of Vanguard common units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins for such taxable year. The Department of the Treasury and the IRS have issued guidance in the form of proposed and final Treasury Regulations regarding the NIIT. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in Vanguard’s units.

Section 754 Election

Vanguard has made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “— Disposition of Common Units — Constructive Termination.” The election will generally permit Vanguard to adjust a common unit purchaser’s tax basis in its assets (“inside basis”) under Section 743(b) of the Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from Vanguard. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in Vanguard’s assets with respect to a unitholder will be considered to have two components: (i) his share of Vanguard’s tax basis in its assets (“common basis”) and (ii) his Section 743(b) adjustment to that basis.

Under Vanguard’s limited liability company agreement, the Vanguard Board is authorized to take a position to preserve the uniformity of units even if that position is not consistent with applicable Treasury Regulations. Vanguard has adopted the remedial allocation method as to all of its properties. Where the remedial allocation method is adopted, a literal application of Treasury Regulations governing a Section 743(b) adjustment attributable to properties depreciable under Section 167 of the Internal Revenue Code may give rise to differences in the taxation of unitholders purchasing units from Vanguard and unitholders purchasing from other unitholders. If Vanguard has any such properties, it intends to adopt methods employed by other publicly traded partnerships to preserve the uniformity of units, even if inconsistent with existing Treasury Regulations, and Paul Hastings has not opined on the validity of this approach. Please read “— Uniformity of Units.”

The IRS may challenge Vanguard’s position with respect to depreciating or amortizing the Section 743(b) adjustment it takes to preserve the uniformity of the units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of Vanguard’s items of deduction or loss, any position Vanguard takes that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Common Units — Recognition of Gain or Loss.” If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of Vanguard’s assets immediately prior to the transfer. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of Vanguard’s assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in Vanguard if it has a substantial built-in loss immediately after the transfer, or if it distributes property and has a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of Vanguard’s assets and other matters. For example, the allocation of the Section 743(b) adjustment among Vanguard’s assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by Vanguard to its tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or may be amortizable over a longer period of time or under a less accelerated method than Vanguard’s tangible assets. Vanguard cannot assure you that the determinations it makes will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in Vanguard’s opinion, the expense of compliance exceed the benefit of the election, Vanguard may seek permission from the IRS to revoke its Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

Vanguard uses the year ending December 31 as its taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of Vanguard’s income, gain, loss and deduction for its taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his common units following the close of Vanguard’s taxable year but before the close of his taxable year must include his share of Vanguard’s income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of Vanguard’s income, gain, loss and deduction.

Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Oil and Natural Gas Taxation

Depletion Deductions.  Subject to the limitations on deductibility of losses discussed above (please read “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses”), unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to Vanguard’s oil and natural gas interests. Although the Code requires each unitholder to compute his own depletion allowance and maintain records of his share of the adjusted tax basis of the underlying property for depletion and other purposes, Vanguard intends to furnish each of its unitholders with information relating to this computation for federal income tax purposes. Each unitholder, however, remains responsible for calculating his own depletion allowance and maintaining records of his share of the adjusted tax basis of the underlying property for depletion and other purposes.

Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas, or derivative contracts or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s average net daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between oil and natural gas production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000-barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is unlimited.

Unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (1) dividing the unitholder’s share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of natural gas) remaining as of the beginning of the taxable year and (2) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total adjusted tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by Vanguard of some or all of Vanguard’s oil and natural gas interests or the disposition by the unitholder of some or all of his units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the tax basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each unitholder and not by Vanguard, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the unitholders for any taxable year. Moreover, the availability of percentage depletion may be reduced or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “— Recent Legislative Developments.” Vanguard encourages each prospective unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.

Deductions for Intangible Drilling and Development Costs.  Vanguard elects to currently deduct intangible drilling and development costs (“IDCs”). IDCs generally include its expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, natural gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

Although Vanguard will elect to currently deduct IDCs, each unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount in respect of those IDCs will result for alternative minimum tax purposes.

Integrated oil companies must capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to oil and natural gas wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in oil or natural gas properties and also carries on substantial retailing or refining operations. An oil or natural gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. To qualify as an “independent producer” that is not subject to these IDC deduction limits, a unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of natural gas) on average for any day during the taxable year or in the retail marketing of oil and natural gas products exceeding $5 million per year in the aggregate.

IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the adjusted tax basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a unitholder of interests in Vanguard. Recapture is generally determined at the unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

The election to currently deduct IDCs may be restricted or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “— Recent Legislative Developments.”

Deduction for U.S. Production Activities.  Subject to the limitations on the deductibility of losses discussed above and the limitations discussed below, unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to 9% of the lesser of (1) Vanguard’s qualified production activities income that is allocated to such unitholder or (2) the unitholder’s taxable income, but not to exceed 50% of such unitholder’s IRS Form W-2 wages for the taxable year allocable to domestic production gross receipts.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from Vanguard with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from Vanguard’s qualified production activities regardless of whether Vanguard otherwise has taxable income.

However, Vanguard’s expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of Vanguard’s activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from Vanguard equal to the unitholder’s allocable share of Vanguard’s wages that are deducted in arriving at qualified production activities income for that taxable year. It is not anticipated that Vanguard or its subsidiaries will pay material wages that will be allocated to its unitholders, and thus a unitholder’s ability to claim the Section 199 deduction may be limited.

A unitholder’s otherwise allowable Section 199 deduction for each taxable year is reduced by 3% of the least of (1) the oil related qualified production activities income of the taxpayer for the taxable year, (2) the qualified production activities income of the taxpayer for the taxable year, or (3) the taxpayer’s taxable income for the taxable year (determined without regard to any Section 199 deduction). For this purpose, the term “oil related qualified production activities income” means the qualified production activities income attributable to the production, refining, processing, transportation, or distribution of oil, gas, or any primary production thereof. Vanguard expects that most or all of its qualified production activities income will consist of oil related qualified production activities income.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by Vanguard to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unitholders. Moreover, the availability of Section 199 deductions may be reduced or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “— Recent Legislative Developments.” Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Lease Acquisition Costs.  The cost of acquiring oil and natural gas lease or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “— Tax Treatment of Operations — Oil and Natural Gas Taxation — Depletion Deductions.”

Geophysical Costs.  The cost of geophysical exploration incurred in connection with the exploration and development of oil and natural gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expense is paid or incurred. This 24-month period is extended to 7 years in the case of major integrated oil companies.

Operating and Administrative Costs.  Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses that are reasonable in amount.

Recent Legislative Developments.  The present federal income tax treatment of publicly traded partnerships, including Vanguard, or an investment in its common units, may be modified by administrative, legislative or judicial interpretation at any time. For example, the Obama Administration’s budget proposal fiscal year 2016 recommends that publicly traded partnerships earning income from activities related to fossil fuels be taxed as corporations beginning in 2021. From time to time, members of the U.S. Congress also propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships, including the elimination of the qualifying income exception upon which Vanguard relies for its treatment as a partnership for U.S. federal income tax purposes. Please read “— Partnership Status.” Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Although Vanguard is unable to predict whether any of these changes, or other proposals, will ultimately be enacted, any such changes could negatively impact the value of an investment in its units.

In addition to the proposal regarding publicly traded partnerships described above, the Obama Administration’s budget proposal for fiscal year 2016 includes proposals that would, among other things, eliminate or reduce certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (1) the repeal of the percentage depletion allowance for oil and natural gas properties, (2) the elimination of current deductions for intangible drilling and development costs and certain environmental clean-up costs, (3) the elimination of the deduction for certain domestic production activities, and (4) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase the taxable income allocable to Vanguard’s unitholders and negatively impact the value of an investment in its units.

Tax Basis, Depreciation and Amortization

The tax bases of Vanguard’s assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of Vanguard’s assets and their tax bases immediately prior to an offering will be borne by unitholders holding interests in Vanguard prior to any such offering. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, Vanguard may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “— Uniformity of Units.” Property it subsequently acquires or constructs may be depreciated using accelerated methods permitted by the Code.

If Vanguard disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property Vanguard owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in Vanguard. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs Vanguard incurs in selling its units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon its termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by Vanguard, and as syndication expenses, which may not be amortized by Vanguard. The underwriting discounts and commissions Vanguard incurs will be treated as syndication expenses.

Valuation and Tax Basis of Vanguard’s Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on Vanguard’s estimates of the relative fair market values, and the initial tax bases, of Vanguard’s assets. Although Vanguard may from time to time consult with professional appraisers regarding valuation matters, Vanguard will make many of the relative fair market value estimates itself. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of Vanguard’s nonrecourse liabilities. Because the amount realized includes a unitholder’s share of Vanguard’s nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from Vanguard that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture, depletion recapture or other “unrealized receivables” or to “inventory items” Vanguard owns. The term “unrealized receivables” includes potential recapture items, including depreciation and depletion recapture. Ordinary income attributable to unrealized receivables and inventory items and depreciation and depletion recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “— Tax Consequences of Unit Ownership — Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests (presumably including all of his common units, Series A preferred units, Series B preferred units and Series C preferred units) and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;
•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, Vanguard’s taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of Vanguard’s assets other than in the ordinary course of business will be allocated among the unitholders in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. The Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Paul Hastings is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, Vanguard’s taxable income or losses might be reallocated among the unitholders. Vanguard is authorized to revise its method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of Vanguard’s income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify Vanguard in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify Vanguard in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, Vanguard is required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify Vanguard of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

Vanguard will be considered to have technically terminated its partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in its capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Vanguard’s technical termination would, among other things, result in the closing of its taxable year for all unitholders, which would result in Vanguard filing two tax returns (and its unitholders could receive two schedule K-1s if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing its taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of Vanguard’s taxable year may also result in more than twelve months of Vanguard’s taxable income or loss being includable in his taxable income for the year of termination. Vanguard’s termination currently would not affect its classification as a partnership for federal income tax purposes, but instead Vanguard would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, Vanguard must make new tax elections, including a new election under Section 754 of the Code, and could be subject to penalties if it is unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because Vanguard cannot match transferors and transferees of units, it must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, Vanguard may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” Vanguard takes into account the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of Vanguard’s assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, Vanguard will apply the rules described in the Treasury Regulations and legislative history. If Vanguard determines that this position cannot reasonably be taken, it may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in Vanguard’s assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if Vanguard determines that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If Vanguard chooses not to utilize this aggregate method, it may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “— Tax Consequences of Unit Ownership — Section 754 Election,” Paul Hastings has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in Vanguard’s common units. Employee benefit plans and most other organizations exempt from federal income tax, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of Vanguard’s income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of Vanguard’s income, gain, loss or deduction and pay federal income tax at regular rates on their share of Vanguard’s net income or gain. Moreover, under rules applicable to publicly traded partnerships, Vanguard’s quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to Vanguard’s transfer agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require Vanguard to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of Vanguard’s earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of Vanguard’s common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of Vanguard’s assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50% of Vanguard’s assets consist of U.S. real property interests and it does not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units. Recent changes in law may affect certain foreign unitholders. Please read “— Administrative Matters — Additional Withholding Requirements.”

Administrative Matters

Information Returns and Audit Procedures

Vanguard intends to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes such unitholder’s share of its income, gain, loss and deduction for Vanguard’s preceding taxable year. In preparing this information, which will not be reviewed by counsel, Vanguard will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. Vanguard cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. Neither Vanguard nor Paul Hastings can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit Vanguard’s federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to Vanguard’s returns as well as those related to Vanguard’s returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “tax matters partner” for these purposes. Vanguard’s limited liability company agreement states that an officer of Vanguard who is also a member of Vanguard will be designated by the Vanguard Board as its tax matters partner.

The tax matters partner has made and will make some elections on Vanguard’s behalf and on behalf of unitholders. In addition, the tax matters partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in Vanguard’s returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in Vanguard to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the tax matters partner. The tax matters partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on Vanguard’s return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type that can produce interest or dividends from sources within the United States (“Gross Proceeds”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these requirements may be subject to different rules.

These rules generally will apply to payments of FDAP Income made on or after July 1, 2014 and to payments of relevant Gross Proceeds made on or after January 1, 2017. Thus, to the extent Vanguard has FDAP Income or Gross Proceeds after these dates that are not treated as effectively connected with a U.S. trade or business (please read “— Tax-Exempt Organizations and Other Investors”), unitholders who are foreign financial institutions or certain other non-US entities may be subject to withholding on distributions they receive from Vanguard, or their distributive share of Vanguard’s income, pursuant to the rules described above.

Prospective investors should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in Vanguard’s units.

Nominee Reporting

Persons who hold an interest in Vanguard as a nominee for another person are required to furnish to Vanguard:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;
•	whether the beneficial owner is:
•	a person that is not a U.S. person;
•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or
•	a tax-exempt entity;
•	the amount and description of units held, acquired or transferred for the beneficial owner; and
•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Code for failure to report that information to Vanguard. The nominee is required to supply the beneficial owner of the units with the information furnished to Vanguard.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or
•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, Vanguard must disclose the pertinent facts on its return. In addition, Vanguard will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which Vanguard does not believe includes it, or any of its investments, plans or arrangements.

A substantial valuation misstatement exists if (i) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (ii) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (iii) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. Vanguard does not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If Vanguard were to engage in a “reportable transaction,” it (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Vanguard’s participation in a reportable transaction could increase the likelihood that its federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”

Moreover, if Vanguard were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties”;
•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and
•	in the case of a listed transaction, an extended statute of limitations.

Vanguard does not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which Vanguard does business or owns property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in Vanguard. Vanguard currently owns property or does business in many states. Several of these states impose a personal income tax on individuals; certain of these states also impose an income tax on corporations and other entities. Vanguard may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which Vanguard does business or owns property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require Vanguard, or Vanguard may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by Vanguard. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and Vanguard’s estimate of its future operations, Vanguard anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in Vanguard. Accordingly, each prospective unitholder is urged to consult his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Paul Hastings has not rendered an opinion on the state, local, alternative minimum tax or foreign tax consequences of an investment in Vanguard.

DESCRIPTION OF VANGUARD COMMON UNITS

Vanguard common units represent limited liability company interests in Vanguard. Vanguard common units entitle the holders to participate in cash distributions and to exercise the rights and privileges available to unitholders under the Vanguard limited liability company agreement.

Where Common Units Are Traded

Vanguard’s outstanding common units are listed on the NASDAQ under the symbol “VNR.” The common units received by Eagle Rock unitholders in the merger will also be listed on the NASDAQ.

Issuance of Additional Units

Vanguard’s limited liability company agreement authorizes Vanguard to issue an unlimited number of additional securities and rights to buy securities for the consideration and on the terms and conditions determined by the Vanguard Board without the approval of the Vanguard common unitholders. It is possible that Vanguard will fund acquisitions or other initiatives through the issuance of additional common units or other equity securities. Holders of any additional common units Vanguard issues will be entitled to share equally with the then-existing holders of common units and holders of other equity securities entitled to participate in Vanguard’s distributions of available cash. In addition, the issuance of additional common units or other equity securities may dilute the value of the interests of the then-existing holders of common units in Vanguard’s net assets. In accordance with Delaware law and the provisions of Vanguard’s limited liability company agreement, Vanguard may also issue additional securities that, as determined by the Vanguard Board, may have special voting rights to which the common units are not entitled. The holders of common units do not have preemptive rights to acquire additional common units or other securities.

Voting Rights

Vanguard’s common unitholders have the right to vote with respect to the election of directors to the Vanguard Board, certain amendments to Vanguard’s limited liability company agreement, the merger of Vanguard or the sale of all or substantially all of Vanguard’s assets, and the dissolution of Vanguard.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the registrar and transfer agent for the common units. Vanguard will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by common unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;
•	special charges for services requested by a common unitholder; and
•	other similar fees or charges.

There is no charge to common unitholders for disbursements of Vanguard’s cash distributions. Vanguard will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

The transfer agent may at any time resign, by notice to Vanguard, or be removed by Vanguard. The resignation or removal of the transfer agent will become effective upon Vanguard’s appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, Vanguard is authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with Vanguard’s limited liability company agreement, each transferee of common units shall be admitted as a Vanguard unitholder with respect to the common units transferred when such transfer is recorded in Vanguard’s books and records. Each transferee who has completed and delivered a transfer application:

•	becomes the record holder of common units;
•	is deemed to be a member of Vanguard;
•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed Vanguard’s limited liability company agreement;
•	represents that the transferee has the capacity, power and authority to enter into Vanguard’s limited liability company agreement;
•	grants powers of attorney to Vanguard’s officers and the liquidator of Vanguard as specified in Vanguard’s limited liability company agreement; and
•	makes the consents and waivers contained in Vanguard’s limited liability company agreement.

An assignee will become a unitholder of Vanguard for the transferred common units upon the recording of the name of the assignee on Vanguard’s books and records.

Until a unit has been transferred on Vanguard’s books, Vanguard and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Summary of Limited Liability Company Agreement

A summary of the important provisions of the Vanguard liability company agreement is included in the reports filed with the SEC, particularly Vanguard’s Form S-1 filed on April 25, 2007, as amended, and under the caption “Comparison of Rights of Vanguard Common Unitholders and Eagle Rock Common Unitholders” in this joint proxy statement/prospectus.

COMPARISON OF RIGHTS OF VANGUARD COMMON UNITHOLDERS AND
EAGLE ROCK COMMON UNITHOLDERS

The rights of Vanguard common unitholders are currently governed by Vanguard’s Fifth Amended and Restated Limited Liability Company Agreement, as amended, which is referred to as the Vanguard limited liability company agreement, and the Delaware LLC Act, which is referred to as the Delaware LLC Act. The rights of Eagle Rock’s common unitholders are currently governed by Eagle Rock’s Second Amended and Restated Agreement of Limited Partnership, as amended, which is referred to as the Eagle Rock partnership agreement, the Agreement of Limited Partnership of Eagle Rock GP and the Delaware Revised Uniform Limited Partnership Act, which is referred to as the Delaware LP Act. If the merger is completed, the rights of former Eagle Rock unitholders will be governed by the Vanguard limited liability company agreement and the Delaware LLC Act.

There are many differences between the rights of Eagle Rock common unitholders and the rights of Vanguard common unitholders. The following description summarizes the material differences that may affect the rights of Vanguard common unitholders and Eagle Rock common unitholders but does not purport to be a complete statement of all those differences or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Eagle Rock unitholders should read carefully the relevant provisions of the Vanguard limited liability company agreement and the Eagle Rock partnership agreement. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information.”

Purpose

Vanguard	Eagle Rock
Vanguard is permitted to engage, directly or indirectly, in any business activity that is approved by the Vanguard Board and that lawfully may be conducted by a limited liability company organized under Delaware law; provided, Vanguard shall not engage, directly or indirectly, in any business activity that the Vanguard Board determines would cause Vanguard to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purpose.	Eagle Rock is permitted to engage, directly or indirectly, in any business activity that is approved by Eagle Rock GP and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, Eagle Rock GP shall not cause Eagle Rock to engage, directly or indirectly, in any business activity that Eagle Rock GP determines would cause Eagle Rock to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purpose.

Outstanding Units

Vanguard	Eagle Rock
As of August 27, 2015, Vanguard had outstanding (i) 86,599,111 common units, (ii) 420,000 Class B units, (iii) 2,581,873 Series A preferred units (“Series A preferred units”), (iv) 7,000,000 Series B preferred units (“Series B preferred units”) and (v) 4,300,000 Series C preferred units (“Series C preferred units” and together with Series A preferred units and Series B preferred units, the “preferred units,” and holders of preferred units cumulatively known as “preferred unitholders”).	As of August 27, 2015, Eagle Rock had outstanding 152,986,718 common units.

Issuance of Additional Securities

Vanguard	Eagle Rock
The Vanguard limited liability company agreement authorizes Vanguard to issue an unlimited number of additional equity securities and rights to buy securities for the consideration and on the terms and conditions determined by the Vanguard Board without the approval of Vanguard’s unitholders, but subject to any approval rights specifically granted to the preferred unitholders.	The Eagle Rock partnership agreement authorizes Eagle Rock to issue an unlimited number of additional equity securities and rights to buy securities for the consideration and on the terms and conditions determined by Eagle Rock GP without the approval of Eagle Rock’s limited partners.
It is possible that Vanguard will fund acquisitions or other initiatives through the issuance of additional common units or other equity securities. Holders of any additional common units Vanguard issues will be entitled to share equally with the then-existing holders of common units and holders of other equity securities entitled to participate in Vanguard’s distributions of available cash. In addition, the issuance of additional common units or other equity securities may dilute the value of the interests of the then-existing holders of common units in Vanguard’s net assets.	It is possible that Eagle Rock will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units Eagle Rock issues will be entitled to share equally with the then-existing holders of common units and holders of other equity securities entitled to participate in Eagle Rock’s distributions of available cash. In addition, the issuance of additional common units or other equity securities may dilute the value of the interests of the then-existing holders of common units in Eagle Rock’s net assets.
In accordance with Delaware law and the provisions of the Vanguard limited liability company agreement, Vanguard may also issue additional securities that, as determined by the Vanguard Board, may have special voting rights to which the common units are not entitled. The holders of common units do not have preemptive rights to acquire additional common units or other securities.	In accordance with Delaware law and the provisions of the Eagle Rock partnership agreement, Eagle Rock may also issue additional partnership interests that, as determined by Eagle Rock GP, may have special voting rights to which the common units are not entitled. In addition, the Eagle Rock partnership agreement does not prohibit the issuance by subsidiaries of Eagle Rock of equity securities that may effectively rank senior to the Eagle Rock common units. The holders of common units do not have preemptive rights to acquire additional common units or other securities.

Distributions of Available Cash

Vanguard	Eagle Rock
General. The Vanguard limited liability company agreement requires that Vanguard distribute all of its available cash to holders of Vanguard units within 90 days following the end of each quarter.	General. The Eagle Rock partnership agreement requires that Eagle Rock distribute all of its available cash to holders as of the record date selected by Eagle Rock GP in accordance with each holders’ percentage interest of Eagle Rock units within 45 days following the end of each quarter.

Vanguard	Eagle Rock
Definition of Available Cash.	Definition of Available Cash.
Available cash for any quarter consists of all cash and cash equivalents on hand at the end of that quarter, plus working capital borrowings made after the end of such quarter, less any cash reserves established by the Vanguard Board to (i) provide for the proper conduct of Vanguard’s business (including reserves for future capital expenditures, including drilling and acquisitions, and for anticipated future credit needs), (ii) comply with applicable law or debt service obligations, (iii) provide for payments to the preferred unitholders and (iv) provide funds for distributions to the unitholders of Vanguard for any one or more of the next four quarters.	Available cash for any quarter consists of all cash and cash equivalents on hand at the end of that quarter, plus, if Eagle Rock GP so determines, all or any portion of additional cash and cash equivalents, less the amount of cash reserves established by Eagle Rock GP to (i) provide for the proper conduct of Eagle Rock’s business (including reserves for future capital expenditures and for anticipated future credit needs), (ii) comply with applicable law or debt service obligations or (iii) provide funds for distributions to the unitholders of Eagle Rock for any one or more of the next four quarters.
No monthly distribution may be declared or paid or set apart for payment on any common unit or class B unit (other than a distribution payable solely in units of common units or class B units) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding preferred units through the most recent respective distribution payment dates.	The decision to make any distribution is determined by Eagle Rock GP, taking into consideration the terms of the Eagle Rock partnership agreement.
Series A Preferred Unit Distribution Preference. Holders of Series A preferred units will be entitled to receive, when, as and if declared by the board of directors out of legally available funds for such purpose, cumulative cash monthly distributions. The distribution rate for the Series A preferred units will be 7.875% per annum of the $25.00 liquidation preference per unit (equal to $1.96875 per unit per annum). The “distribution payment date” for the Series A preferred units is the 15th day of each month.
Distributions will accumulate in each monthly distribution period from and including the preceding Series A distribution payment date or the initial issue date, as the case may be, to but excluding the applicable Series A distribution payment date for such monthly distribution period. Distributions will accrue on accumulated distributions at a rate of 7.875% per annum per $25.00 stated liquidation preference per Series A preferred unit.

Vanguard	Eagle Rock
Series B Unit Distribution Preference. Holders of Series B preferred units will be entitled to receive, when, as and if declared by the board of directors out of legally available funds for such purpose, cumulative cash monthly distributions. The distribution rate for the Series B preferred units will be 7.675% per annum of the $25.00 liquidation preference per unit (equal to $1.91875 per unit per annum). The “distribution payment date” for the Series B preferred units is the 15th day of each month.
Distributions will accumulate in each monthly distribution period from and including the preceding Series B distribution payment date or the initial issue date, as the case may be, to but excluding the applicable Series B distribution payment date for such monthly distribution period. Distributions will accrue on accumulated distributions at a rate of 7.675% per annum per $25.00 stated liquidation preference per Series B preferred units.
Series C Unit Distribution Preference. Holders of Series C preferred units will be entitled to receive, when, as and if declared by the board of directors out of legally available funds for such purpose, cumulative cash monthly distributions. The distribution rate for the Series C preferred units will be 7.75% per annum of the $25.00 liquidation preference per unit (equal to $1.9375 per unit per annum). The “distribution payment date” for the Series C units is the 15th day of each month.
Distributions will accumulate in each monthly distribution period from and including the preceding Series C distribution payment date or the initial issue date, as the case may be, to but excluding the applicable Series C distribution payment date for such monthly distribution period. Distributions will accrue on accumulated distributions at a rate of 7.75% per annum per $25.00 stated liquidation preference per Series C preferred unit.

Distributions of Cash upon Liquidation

Vanguard	Eagle Rock
General. Upon Vanguard’s dissolution, the liquidator authorized to wind up Vanguard’s affairs will, acting with all of the powers of the Vanguard Board necessary or appropriate to carry out the duties and functions of the liquidator, liquidate Vanguard’s assets and apply the proceeds of the liquidation first to the payment of Vanguard’s creditors. Vanguard will distribute any remaining proceeds to the unitholders in accordance with their respective capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of Vanguard’s assets in liquidation.	General. Upon Eagle Rock’s dissolution, the Eagle Rock GP will select one or more persons to act as the liquidator acting with all of the powers of Eagle Rock GP necessary or appropriate to carry out its duties and functions, shall proceed to dispose of Eagle Rock’s assets, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the liquidator subject to certain provisions of Delaware law and in accordance with the partnership agreement. All property and all cash in excess of that required to discharge Eagle Rock’s liabilities shall be distributed to the general partner and limited partner in accordance with, and to the extent of, the positive balances in their respective capital accounts.
Preferred Unit Liquidation Preference.  The preferred unitholders will be specially allocated items of Vanguard’s gross income and gain in a manner designed to achieve, in the event of any liquidation, dissolution or winding up of Vanguard’s affairs, whether voluntary or involuntary, a liquidation preference of $25.00 per unit in cash (“preferred unit liquidation preference”). In addition, preferred unitholders will be entitled to receive an amount equal to accumulated and unpaid distributions thereon to the date fixed for payment of such amount (whether or not declared) prior to Vanguard making any liquidation distributions.

If the amount of Vanguard’s gross income and gain available to be specially allocated to the preferred unitholders is less than the amount necessary to cause the capital account with respect to each preferred unit to equal the liquidation preference of $25.00 per unit, then the amount that a preferred unitholders would receive upon liquidation may be less than the preferred unit liquidation preference, even though there may be cash available for distribution to the holders of common units or class B units with respect to their capital accounts. The rights of the preferred unitholders to receive the liquidation preference will be subject to the proportional rights of other preferred unitholders.

Merger, Sale or Other Disposition of Assets

Vanguard	Eagle Rock
A merger involving Vanguard requires the prior consent of Vanguard Board. However, the Vanguard Board will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to Vanguard or the unitholders, including any duty to act in good faith.	A merger involving Eagle Rock requires the prior consent of Eagle Rock GP. However, Eagle Rock GP will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to Eagle Rock or the limited partners, including any duty to act in good faith.
The Vanguard Board is generally prohibited, without the prior approval of the holders of a unit majority, from causing Vanguard, among other things, to sell, exchange or otherwise dispose of all or substantially all of Vanguard and its subsidiaries’ assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination or sale of ownership interests of Vanguard’s subsidiaries. The Vanguard Board may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of Vanguard’s assets without that approval. The Vanguard Board may also sell all or substantially all of Vanguard’s assets under a foreclosure or other realization upon the encumbrances above without that approval.	Eagle Rock GP is generally prohibited, without the prior approval of the holders of a “unit majority” (as such term is defined in the Eagle Rock partnership agreement), from causing Eagle Rock, among other things, to sell, exchange or otherwise dispose of all or substantially all of Eagle Rock and its subsidiaries’ assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on behalf of Eagle Rock the sale, exchange or other disposition of all or substantially all of the assets of Eagle Rock’s subsidiaries. Eagle Rock GP may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of Eagle Rock’s assets without that approval. Eagle Rock GP may also sell all or substantially all of Eagle Rock’s assets under a foreclosure or other realization upon the encumbrances above without that approval.
If the conditions specified in the Vanguard limited liability company agreement are satisfied, the Vanguard Board may merge Vanguard or any of its subsidiaries into, or convey all of Vanguard’s assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in Vanguard’s legal form into another limited liability entity, the Vanguard Board has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the unitholders and the Vanguard Board with the same rights and obligations as contained in the Vanguard limited liability company agreement.	If the conditions specified in the Eagle Rock partnership agreement are satisfied, Eagle Rock GP may convert Eagle Rock or any of its subsidiaries into a new limited liability entity or merge Eagle Rock or any of its subsidiaries into, or convey all of Eagle Rock’s assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in Eagle Rock’s legal form into another limited liability entity, Eagle Rock GP has received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and Eagle Rock GP with the same rights and obligations as contained in the Eagle Rock partnership agreement.

Vanguard	Eagle Rock
Finally, the Vanguard Board may consummate any merger or consolidation without the prior approval of Vanguard’s unitholders if Vanguard is the surviving entity in the transaction, the Vanguard Board has received an opinion of counsel regarding limited liability and tax matters, the transaction will not result in a material amendment to the Vanguard limited liability company agreement (other than an amendment that the Vanguard Board could adopt without the consent of the unitholders), each of Vanguard’s units will be an identical unit of Vanguard following the transaction, and the equity interests to be issued do not exceed 20% of the outstanding limited liability interests of Vanguard immediately prior to the transaction.	Eagle Rock GP may consummate any merger or consolidation without the prior approval of Eagle Rock’s unitholders if Eagle Rock is the surviving entity in the transaction, Eagle Rock GP has received an opinion of counsel regarding limited liability and tax matters, the transaction will not result in a material amendment to the Eagle Rock partnership agreement, each of Eagle Rock’s units will be an identical unit of Eagle Rock following the transaction, and the partnership interests to be issued do not exceed 20% of the outstanding partnership interests of Eagle Rock immediately prior to the transaction.
The Vanguard unitholders are not entitled to dissenters’ rights of appraisal under the Vanguard limited liability company agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of all or substantially all of Vanguard’s assets or any other transaction or event.	The Eagle Rock unitholders are not entitled to dissenters’ rights of appraisal under the Eagle Rock partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of the assets of Eagle Rock or any other similar transaction or event.

Election of Directors

Vanguard	Eagle Rock
At Vanguard’s annual meeting of unitholders, members of the Vanguard Board are elected by Vanguard unitholders and will be subject to re-election on an annual basis at Vanguard’s next annual meeting of unitholders.	The Eagle Rock Board consists of five directors elected by the Eagle Rock unitholders other than NGP, three directors that may be appointed by NGP and one management director that is the Chief Executive Officer of Eagle Rock G&P. At Eagle Rock’s annual meeting of unitholders, Eagle Rock unitholders elect a number of individuals equal to the number of directors that are elected by the Eagle Rock unitholders other than NGP whose terms expire at such annual meeting.
Eagle Rock G&P’s directors, other than the management director, hold office until the third succeeding annual meeting following their election or the earlier of their death, resignation or removal.
Any director of Vanguard may be removed at any time by the holders of at least 66 2/3% of the outstanding Vanguard units then entitled to vote at an election of directors.	A director elected by the Eagle Rock unitholders other than NGP may be removed only for cause by a vote of the majority of the other such directors. A director elected by NGP may be removed at any time by NGP or for cause by a majority of the remaining directors.

Meetings; Voting; Voting Rights

Vanguard	Eagle Rock
Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, Vanguard’s unitholders are entitled to vote on the following matters:	Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, Eagle Rock’s limited partners are entitled to vote on the following matters:
•    the election of directors to the Vanguard Board;

•    certain amendments to the Vanguard limited
     liability company agreement (as discussed below
     under “— Amendment of Limited Liability
     Company Agreement or Partnership
     Agreement”);

•    the merger of Vanguard or the sale of
     substantially all of Vanguard’s assets (as
     discussed above under “— Merger, Sale or
     Other Disposition of Assets”); and

•    the dissolution of Vanguard (as discussed below
under “— Dissolution”).	• certain amendments to the Eagle Rock partnership agreement (as discussed below under “— Amendment of Limited Liability Company Agreement or Partnership Agreement”);
• the merger of Eagle Rock or the sale of substantially all of Eagle Rock’s assets (as discussed above under “— Merger, Sale or Other Disposition of Assets”);
• the dissolution of Eagle Rock and the continuation of Eagle Rock’s business upon the dissolution of Eagle Rock (as discussed below under “— Dissolution”);
• the removal of the general partner of Eagle Rock (as discussed below under “— Withdrawal or Removal of the General Partner; Election of General Partner”); and
• the election of members of the Eagle Rock Board (as discussed above under “— Election of Directors”).
Any action required or permitted to be taken by Vanguard’s unitholders must be effected at a duly called annual or special meeting of unitholders and may not be effected by any consent in writing by such unitholders. Vanguard holds an annual meeting each year.	Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting (unless such action without a meeting conflicts with any rule, regulation, guideline or requirement of any securities exchange on which the units are or will be listed for trading).
Meetings of the unitholders may only be called by a majority of the Vanguard Board. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.
Special meetings of the unitholders may be called by Eagle Rock GP or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Eagle Rock holds annual meetings for the election of a portion of the Eagle Rock Board (as discussed above under “— Election of Directors”). Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Vanguard	Eagle Rock
All notices of meetings of unitholders shall be sent or otherwise given in accordance with the Vanguard limited liability company agreement not less than 10 nor more than 60 days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual meeting, those matters which the Vanguard Board, at the time of giving the notice, intends to present for action by the unitholders (but any proper matter may be presented at the meeting for such action). The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the board of directors intends to present for election. Any previously scheduled meeting of the unitholders may be postponed, and any special meeting of the unitholders may be cancelled, by resolution of the Vanguard Board upon public notice given prior to the date previously scheduled for such meeting of unitholders. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under the Vanguard limited liability company agreement will be delivered to the record holder by Vanguard or by the transfer agent.
All notices of meetings of unitholders shall be sent or otherwise given in accordance with the Eagle Rock partnership agreement not less than 10 nor more than 60 days before the date of the meeting. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the Eagle Rock partnership agreement will be delivered to the record holder by Eagle Rock or by the transfer agent.
Each record holder of a unit has a vote according to his percentage interest in Vanguard, although additional units having special voting rights could be issued (as discussed under “— Issuance of Additional Securities” above). However, if at any time any person or group, other than a direct transferee from Vanguard that is specifically approved by the Vanguard Board, beneficially owns 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Units held in nominee or street name accounts will be voted by the broker, bank or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.
Each record holder of a unit has a vote according to his or her percentage interest in Eagle Rock, although additional limited partner interests having special voting rights could be issued (as discussed above under “— Issuance of Additional Securities”). However, if at any time any person or group acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in a nominee or street name account will be voted by the broker, bank or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.
Units held by Vanguard on behalf of non-citizen assignees shall be voted in the same ratios as the votes of unitholders on other units are cast.	Units held by Eagle Rock on behalf of non-citizen assignees shall be voted in the same ratios as the votes of unitholders on other units are cast.

Withdrawal or Removal of the General Partner; Election of General Partner

Vanguard	Eagle Rock
Vanguard, as a limited liability company, does not have a general partner.	Eagle Rock GP may not withdraw as the general partner of Eagle Rock.
Eagle Rock GP may not be removed unless (i) such removal is approved by the vote of the holders of not less than 100% of the outstanding common units, including common units held by Eagle Rock GP and its affiliates, voting together as a single class and (ii) Eagle Rock receives an opinion of counsel regarding limited liability and tax matters. Any removal of Eagle Rock GP is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding Eagle Rock common units voting as a separate class.
In the event of a removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates the Eagle Rock partnership agreement, the successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.
If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Vanguard	Eagle Rock
In addition, Eagle Rock will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for Eagle Rock’s benefit.

Transfer of General Partner Interests

Vanguard	Eagle Rock
Vanguard, as a limited liability company, does not have a general partner.	Eagle Rock GP may not transfer or otherwise delegate any of the power and authority to manage and control Eagle Rock’s business and affairs.

No or Limited Preemptive Right

Vanguard	Eagle Rock
The holders of Vanguard units do not have preemptive rights to acquire additional common units or other securities.	The holders of Eagle Rock common units do not have preemptive rights to acquire additional common units or other partnership interests.

Limited Call Right

Vanguard	Eagle Rock
If at any time any person owns more than 90% of Vanguard’s then-issued and outstanding units of any class, such person will have the right, which it may assign in whole or in part to Vanguard or its affiliates, to acquire all, but not less than all, of the remaining units of the class held by unaffiliated persons as of a record date to be selected by Vanguard management, on at least 10 but not more than 60 days’ notice.	As a result of Eagle Rock’s purchase of the general partner interest held by Eagle Rock GP, there are no limited call rights with respect to Eagle Rock common units.
The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by such person or any of its affiliates for any units of the class purchased within the 90 days preceding the date on which such person first mails notice of its election to purchase those units; and

• the average of the daily closing prices of the units of such class over the 20 trading days preceding the date three days before the date the notice is mailed.

Vanguard	Eagle Rock
The Vanguard unitholders are not entitled to dissenters’ rights of appraisal under the Vanguard limited liability company agreement or applicable Delaware law if this limited call right is exercised. As a result of this limited call right, a holder of membership interests in Vanguard may have his membership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market.

Amendment of Limited Liability Company Agreement or Partnership Agreement

Vanguard	Eagle Rock
General. Amendments to the Vanguard limited liability company agreement may be proposed only by or with the consent of the Vanguard Board. Except as described below, an amendment must be approved by the holders of a unit majority.	General. Amendments to the Eagle Rock partnership agreement may be proposed only by or with the written consent of Eagle Rock GP. However, Eagle Rock GP will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to Eagle Rock or Eagle Rock’s limited partners, including any duty to act in good faith or in the best interests of Eagle Rock or Eagle Rock limited partners. To adopt a proposed amendment, other than the amendments discussed below under “— No Unitholder Approval,” Eagle Rock GP is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of Eagle Rock’s limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by the holders of a unit majority.
Prohibited Amendments.	Prohibited Amendments.
No amendment may:	No amendment may:
• enlarge the obligations of any Vanguard unitholder without its consent, unless approved by at least a majority of the holders of the type or class of units so affected;	• enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the holders of the type or class of limited partner interests so affected; or
• provide that Vanguard is not dissolved upon an election to dissolve Vanguard by the Vanguard Board that is approved by the holders of a unit majority;

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by Eagle Rock to Eagle Rock GP or any of its affiliates without the consent of Eagle Rock GP, which consent may be given or withheld at its option.

• change the term of existence of Vanguard; or
• give any person the right to dissolve Vanguard other than the Vanguard Board’s right to dissolve Vanguard with the approval of the holders of a unit majority.

Vanguard	Eagle Rock
The provision of the Vanguard limited liability company agreement that prevents the amendments set forth above can be amended only upon the approval of the holders of at least 75% of the outstanding units, voting together as a single class.	The provision of the Eagle Rock partnership agreement that prevents the amendments set forth above can be amended only upon the approval of the holders of at least 90% of the outstanding units voting together as a single class.
No Unitholder Approval.	No Unitholder Approval.
The Vanguard Board may generally make amendments to the Vanguard limited liability company agreement without the approval of any unitholder to reflect:	Eagle Rock GP may generally make amendments to the Eagle Rock partnership agreement without the approval of any limited partner to reflect:
• a change in Vanguard’s name, principal place of business, registered agent or registered office;	• a change in Eagle Rock’s name, principal place of business, registered agent or registered office;
• the admission, substitution, withdrawal or removal of members in accordance with the Vanguard limited liability company agreement;	• the admission, substitution, withdrawal or removal of general partners or limited partners in accordance with the Eagle Rock partnership agreement;

•

a change that the Vanguard Board determines to be necessary or appropriate for Vanguard to qualify or continue Vanguard’s qualification as a company in which Vanguard’s members have limited liability under the laws of any state or to ensure that neither Vanguard, Vanguard’s operating subsidiaries nor any of its other subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

a change that Eagle Rock GP determines to be necessary or appropriate for Eagle Rock to qualify or to continue Eagle Rock’s qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither Eagle Rock, nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

• a change in Vanguard’s fiscal year or taxable year and related changes;	• a change in Eagle Rock’s fiscal year or taxable year and related changes;

•

an amendment that is necessary, in the opinion of Vanguard’s counsel, to prevent Vanguard, members of the Vanguard Board, or Vanguard’s officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that is necessary, in the opinion of Eagle Rock’s counsel, to prevent Eagle Rock or Eagle Rock GP or the directors, officers, agents or trustees of Eagle Rock G&P from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

• an amendment the Vanguard Board determines to be necessary or appropriate for the authorization of additional securities or rights to acquire securities;	• an amendment that Eagle Rock GP determines to be necessary or appropriate for the authorization of additional securities;

Vanguard	Eagle Rock
• any amendment expressly permitted in Vanguard’s limited liability company agreement to be made by the Vanguard Board acting alone;	• any amendment expressly permitted in the Eagle Rock partnership agreement to be made by Eagle Rock GP acting alone;
• an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of Vanguard’s limited liability company agreement;	• an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Eagle Rock partnership agreement;

•

any amendment that the Vanguard Board determines to be necessary or appropriate for the formation by Vanguard of, or Vanguard’s investment in, any corporation, partnership or other entity, as otherwise permitted by Vanguard’s limited liability company agreement;

•

any amendment that Eagle Rock GP determines to be necessary or appropriate for the formation by Eagle Rock of, or Eagle Rock’s investment in, any corporation, partnership or other entity, as otherwise permitted by the Eagle Rock partnership agreement;

• a merger, conversion or conveyance effected in accordance with the Vanguard limited liability company agreement;	• a merger, conversion or conveyance effected in accordance with the Eagle Rock partnership agreement; or
• an amendment that requires, in connection with a transfer of units, the assignees of units to provide proof to Vanguard of such assignee’s status as an eligible assignee; and	• any other amendments substantially similar to any of the matters described in the clauses above.
• any other amendments substantially similar to any of the matters described in the clauses above.
In addition, the Vanguard Board may make amendments to the Vanguard limited liability company agreement without the approval of any unitholder or assignee if the Vanguard Board determines that those amendments:	In addition, Eagle Rock GP may make amendments to the Eagle Rock partnership agreement without the approval of any limited partner if Eagle Rock GP determines that those amendments:
• do not adversely affect the unitholders (including any particular class of unitholders as compared to other classes of unitholders) in any material respect;	• do not adversely affect Eagle Rock’s limited partners (or any particular class of limited partners) in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the units are or will be listed for trading, compliance with any of which the Vanguard Board deems to be in the best interests of Vanguard and Vanguard’s unitholders;

•

are necessary or appropriate to facilitate the trading of Eagle Rock’s units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which Eagle Rock’s units are or will be listed or admitted for trading;

Vanguard	Eagle Rock
• are necessary or appropriate for any action taken by the Vanguard Board relating to splits or combinations of units under the provisions of Vanguard’s limited liability company agreement; or	• are necessary or appropriate for any action taken by Eagle Rock GP relating to splits or combinations of units under the provisions of the Eagle Rock partnership agreement; or

•

are required to effect the intent expressed in the prospectus related to Vanguard’s initial public offering or the intent of the provisions of Vanguard’s limited liability company agreement or are otherwise contemplated by Vanguard’s limited liability company agreement.

•

are required to effect the intent expressed in the registration statement from Eagle Rock’s initial public offering or the proxy statement for the special meeting at which the Eagle Rock partnership agreement was approved or the intent of the provisions of the Eagle Rock partnership agreement or are otherwise contemplated by the Eagle Rock partnership agreement.

Opinion of Counsel and Unitholder Approval.	Opinion of Counsel and Unitholder Approval.
The Vanguard Board will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to Vanguard’s unitholders or result in Vanguard’s being treated as an entity for federal income tax purposes if one of the amendments described above under “— No Unitholder Approval” should occur. No other amendments to Vanguard’s limited liability company agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless Vanguard obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any Vanguard unitholder.	Eagle Rock GP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to Eagle Rock’s limited partners or result in Eagle Rock being treated as an entity for federal income tax purposes in connection with any of the amendments described above under “— No Unitholder Approval.” No other amendments to the Eagle Rock partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless Eagle Rock first obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under Delaware law of any of Eagle Rock’s limited partners.
Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the holders of the type or class of units so affected.	Any amendment that would have a material adverse effect on the rights or preferences of any class of outstanding units in relation to other classes of units will require the approval of at least a majority of the holders of the class of units so affected.
Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of unitholders whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.	Any amendment that reduces the voting percentage required to take any action is required to be approved by the written consent or the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Indemnification

Vanguard	Eagle Rock
Under the Vanguard limited liability company agreement and subject to specified limitations, Vanguard will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:	Under the Eagle Rock partnership agreement and subject to specified limitations, Eagle Rock will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:
• any person who is or was a director, officer or tax matters partner of Vanguard;	• Eagle Rock GP;
• any person who is or was a member, partner, manager, director, officer, fiduciary or trustee of any subsidiary of Vanguard or its affiliates;	• any departing general partner;
• any person who is or was serving at the request of Vanguard as a director, manager, officer, tax matters partner, fiduciary or trustee of another person; and	• any person who is or was an affiliate of a general partner or any departing general partner;
• any person designated by Vanguard.

•

any person who is or was a director, officer, member, partner, fiduciary or trustee of Eagle Rock or any of its subsidiaries or its affiliates, or of any entity set forth in the preceding three bullet points;

Additionally, Vanguard may indemnify from and against all losses, claims, damages or similar events any person is or was an employee (other than an officer) or agent of Vanguard that is made party to any threatened or pending action.	• any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of Eagle Rock GP or any departing general partner; and
• any person designated by Eagle Rock GP as an indemnitee for purposes of the Eagle Rock partnership agreement.
Any indemnification under the Vanguard limited liability company agreement will be made only out of Vanguard’s assets, and no member of Vanguard will be personally liable for, or have any obligation to contribute or lend funds or assets to Vanguard to enable Vanguard to effectuate, indemnification. Vanguard may purchase insurance against liabilities asserted against and expenses incurred by persons for Vanguard’s activities, regardless of whether Vanguard would have the power to indemnify the person against liabilities under the Vanguard limited liability company agreement.	Any indemnification under the Eagle Rock partnership agreement will be made only out of Eagle Rock’s assets. Unless it otherwise agrees, Eagle Rock GP will not be personally liable for, or have any obligation to contribute or lend funds or assets to Eagle Rock to enable Eagle Rock to effectuate, indemnification. Eagle Rock may purchase insurance against liabilities asserted against and expenses incurred by any person for Eagle Rock’s activities, regardless of whether Eagle Rock would have the power to indemnify the person against liabilities under the Eagle Rock partnership agreement.

Fiduciary Duties; Conflicts of Interest

Vanguard	Eagle Rock
The Vanguard limited liability company agreement limits the liability of the Vanguard Board and eliminates the fiduciary duties it owes to Vanguard and the holders of Vanguard units and replaces such fiduciary duties with contractual duties and standards. The Vanguard limited liability company agreement also restricts the remedies available to holders of Vanguard units for actions that might otherwise constitute a breach of the duties that the Vanguard Board owes to the Vanguard unitholders.	The Eagle Rock partnership agreement limits the liability of Eagle Rock GP and eliminates the fiduciary duties it owes to Eagle Rock or holders of Eagle Rock common units and replaces such fiduciary duties with contractual duties and standards. The Eagle Rock partnership agreement also restricts the remedies available to holders of Eagle Rock common units for actions that might otherwise constitute a breach of the duties that Eagle Rock GP owes to Eagle Rock’s unitholders.
The Vanguard limited liability company agreement permits Vanguard’s directors, officers and their affiliates to invest or engage in other businesses or activities that compete with Vanguard, provided that no Vanguard confidential information is used in connection with such activity.	Although Eagle Rock GP has agreed that its sole business is to act as general partner of Eagle Rock, the Eagle Rock partnership agreement permits Eagle Rock GP’s directors, officers and their affiliates to invest or engage, in good faith, in other businesses or activities that compete with Eagle Rock and its subsidiaries.
Whenever a potential conflict arises between an affiliate of Vanguard and Vanguard and its subsidiaries, the Vanguard Board will resolve the conflict. The Vanguard Board will not be in breach of its obligations under the Vanguard limited liability company agreement or its duties to Vanguard or the Vanguard unitholders if the resolution of the conflict is:	Whenever a potential conflict arises between Eagle Rock GP or its affiliates, on the one hand, and Eagle Rock, its subsidiaries or its limited partners, on the other hand, Eagle Rock GP will resolve that conflict. Eagle Rock GP will not be in breach of its obligations under the Eagle Rock partnership agreement or its duties to Eagle Rock or Eagle Rock’s unitholders if the resolution of the conflict is:

• approved by a majority of the members of the conflicts committee, although the Vanguard Board is not obligated to seek such approval;	• approved by a majority of the members of the conflicts committee, although Eagle Rock GP is not obligated to seek such approval;
• approved by the vote of a majority of the outstanding Vanguard common units, excluding any common units owned by any interested party;	• approved by the vote of a majority of the outstanding Eagle Rock common units, excluding any common units owned by Eagle Rock GP or any of its affiliates;
• on terms no less favorable to Vanguard than those generally being provided to or available from unrelated third parties; or	• on terms no less favorable to Eagle Rock than those generally being provided to or available from unrelated third parties; or

•

fair and reasonable to Vanguard, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to Vanguard.

•

fair and reasonable to Eagle Rock, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to Eagle Rock.

Vanguard	Eagle Rock
As required by the Vanguard limited liability company agreement, the conflicts committee must be comprised entirely of one or more independent directors. Any matters approved by the conflicts committee in good faith will be conclusively deemed to be fair and reasonable to Vanguard, approved by all of Vanguard’s unitholders and not a breach by the Vanguard Board of any duties it may owe Vanguard or its unitholders. If the Vanguard Board does not seek approval from the conflicts committee and it determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third or fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any unitholder or Vanguard, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When the Vanguard limited liability company agreement requires someone to act in good faith, it requires that person to believe that the determination or other action is in the best interests of Vanguard.	As required by the Eagle Rock partnership agreement, the conflicts committee must be comprised entirely of two or more independent directors. If Eagle Rock GP does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third or fourth bullet point above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or Eagle Rock, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When the Eagle Rock partnership agreement requires someone to act in good faith, it requires that person to believe that the determination or other action is in the best interests of Eagle Rock.

Anti-Takeover Provisions

Vanguard	Eagle Rock
The Vanguard limited liability company agreement contains specific provisions that are intended to discourage a person or group from attempting to take control of Vanguard without the approval of the Vanguard Board.	The Eagle Rock partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Eagle Rock GP or otherwise change the management of Eagle Rock GP without the approval of Eagle Rock GP or the unitholders.
The Vanguard limited liability agreement restricts the voting rights of unitholders by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than persons who acquire such units from Vanguard with the prior approval of the Vanguard Board, cannot vote on any matter.	The Eagle Rock partnership agreement restricts the voting rights of unitholders by providing that any units held by a person (other than Eagle Rock GP and its affiliates) that owns 20% or more of any class of units then outstanding cannot vote on any matter; provided that this loss of voting rights does not apply to the NGP Parties, to any person or group who acquires the units with the prior approval of the Eagle Rock Board and any other person or group designated by the Eagle Rock Board.

Vanguard	Eagle Rock
The Vanguard limited liability company agreement provides that Vanguard has elected to have Section 203 of the Delaware General Corporation Law (“DGCL”) apply to transactions in which an interested common unitholder (as described below) seeks to enter into a merger or business combination with Vanguard. Under this provision, such an interested common unitholder will not be permitted to enter into a merger or business combination with Vanguard unless:	The restrictions on “business considerations” with an “interested stockholder” under Section 203 of the DGCL do not apply to Eagle Rock because it is organized as a limited partnership and the Eagle Rock partnership agreement does not incorporate any restrictions analogous to those in Section 203.
• prior to such time, the Vanguard Board approved either the business combination or the transaction that resulted in the common unitholder’s becoming an interested common unitholder;

•

upon consummation of the transaction that resulted in the common unitholder becoming an interested common unitholder, the interested common unitholder owned at least 85% of Vanguard’s outstanding common units at the time the transaction commenced, excluding for purposes of determining the number of common units outstanding those common units owned:

• by persons who are directors and also officers; and

•

by employee common unit plans in which employee participants do not have the right to determine confidentially whether common units held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the Vanguard Board and authorized at an annual or special meeting of Vanguard’s common unitholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of Vanguard’s outstanding voting common units that are not owned by the interested common unitholder.

Section 203 of the DGCL defines “business combination” to include:
• any merger or consolidation involving the company and the interested common unitholder;
• subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any common units of Vanguard to the interested common unitholder;

Vanguard	Eagle Rock
• any transaction involving Vanguard that has the effect of increasing the proportionate share of the units of any class or series of Vanguard beneficially owned by the interested common unitholder; or
• the receipt by the interested common unitholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through Vanguard.
In general, by reference to Section 203 of the DGCL, an “interested common unitholder” is any person or entity that beneficially owns (or within three years has owned) 15% or more of the outstanding common units of Vanguard and any entity or person affiliated with or controlling or controlled by such entity or person.

The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Vanguard Board, including discouraging attempts that might result in a premium over the market price for common units held by common unitholders.

Dissolution

Vanguard	Eagle Rock
Vanguard will continue as a limited liability company until dissolved under the Vanguard limited liability company agreement. Vanguard will dissolve upon:	Eagle Rock will continue as a limited partnership until dissolved under the Eagle Rock partnership agreement. Eagle Rock will dissolve upon:
• the election of the Vanguard Board to dissolve Vanguard, if approved by the holders of a unit majority;

•

the withdrawal or removal of Eagle Rock GP or any other event provided in the Eagle Rock partnership agreement following which Eagle Rock GP is deemed to have withdrawn from the partnership, other than by reason of a transfer of its general partner interest in accordance with Eagle Rock partnership agreement or withdrawal or removal following approval and admission of a successor;

• the sale, exchange or other disposition of all or substantially all of the assets and properties of Vanguard’s and its subsidiaries;	• the election of Eagle Rock GP to dissolve Eagle Rock, if approved by the holders of a unit majority;
• the entry of a decree of judicial dissolution of Vanguard; or	• the entry of a decree of judicial dissolution of Eagle Rock; or
• there being no members, unless Vanguard is continued without dissolution in accordance with applicable Delaware law.	• there being no limited partners, unless Eagle Rock is continued without dissolution in accordance with applicable Delaware law.

Transfer of Units; Status as Member, Limited Partner or Assignee

Vanguard	Eagle Rock
By transfer of units in accordance with the Vanguard limited liability company agreement, each transferee of units shall be admitted as a Vanguard unitholder with respect to the units transferred when such transfer and admission is reflected in Vanguard’s books and records. Each transferee:	By transfer of common units in accordance with Eagle Rock’s partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in Eagle Rock’s books and records. Each transferee:
• automatically agrees to be bound by the terms and conditions of, and is deemed to have executed Vanguard’s limited liability company agreement;	• automatically agrees to be bound by the terms and conditions of Eagle Rock’s partnership agreement;
• becomes the record holder of the units transferred;	• represents that the transferee has the capacity, power and authority to become bound by Eagle Rock’s partnership agreement; and
• represents that the transferee has the capacity, power and authority to enter into the Vanguard limited liability company agreement;	• gives the consents and approvals contained in Eagle Rock’s partnership agreement.
• grants powers of attorney to Vanguard’s officers and liquidator as specified in the Vanguard limited liability company agreement; and
• makes the consents and waivers contained in the Vanguard limited liability company agreement.
Until a unit has been transferred on Vanguard’s books, Vanguard and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.	Until a common unit has been transferred on Eagle Rock’s books, Eagle Rock and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.
The Vanguard Board may request that a transferee of common units certify that such transferee is eligible to hold Eagle Rock common units.	Eagle Rock GP may require each limited partner to furnish information about his or her nationality, citizenship or related status.
Vanguard units are securities and any transfers are subject to the laws governing transfers of securities.	Eagle Rock units are securities and any transfers are subject to the laws governing transfers of securities.

ADDITIONAL INFORMATION ABOUT THE VANGUARD BOARD

Determination of Independence of Directors

A majority of Vanguard’s directors are required to be independent in accordance with NASDAQ listing standards. For a director to be considered independent, the Vanguard Board must affirmatively determine that such director has no material relationship with Vanguard. When assessing the materiality of a director’s relationship with Vanguard, the Vanguard Board considers the issue from both the standpoint of the director and from that of persons and organizations with whom or with which the director has an affiliation. The Vanguard Board has adopted standards to assist it in determining if a director is independent. A director shall be deemed to have a material relationship with Vanguard and shall not be deemed to be an independent director if:

•	the director has been an employee, or an immediate family member of the director has been an executive officer, of Vanguard at any time during the past three years;
•	the director has received, or an immediate family member of the director has received, more than $120,000 in any twelve-month period in direct compensation from Vanguard, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), at any time during the past three years;
•	the director has been affiliated with or employed by, or an immediate family member of the director has been affiliated with or employed in a professional capacity by, a present or former internal or external auditor of Vanguard at any time during the past three years;
•	the director has been employed, or an immediate family member of the director has been employed, as an executive officer of another company where any of Vanguard’s present executives serve on that company’s compensation committee at any time during the past three years; or
•	the director has been an executive officer or an employee, or an immediate family member of the director has been an executive officer, of a company that makes payments to, or receives payments from, Vanguard for property or services in an amount that, in any single fiscal year, exceeds the greater of $1,000,000, or 2% of such other company’s consolidated gross revenues, at any time during the past three years.

The Vanguard Board has determined that each of Messrs. Anderson, Singletary and McCullough is independent under the NASDAQ listing standards. In addition, the audit, compensation and nominating and corporate governance committees are composed entirely of independent directors in accordance with NASDAQ listing standards, SEC requirements and other applicable laws, rules and regulations. There are no transactions, relationships or other arrangements between Vanguard and Vanguard’s independent directors that need to be considered under the NASDAQ listing standards in determining that such directors are independent.

Corporate Governance

During 2014, the Vanguard Board held 4 regular and 6 special meetings. The standing committees of the Vanguard Board held an aggregate of 9 meetings during this period. Each director attended at least 95% of the aggregate number of meetings of the Vanguard Board and the committees on which he served.

As required by the NASDAQ corporate governance listing standards, Scott W. Smith, Vanguard’s President and Chief Executive Officer, will timely provide the annual certification to the NASDAQ, as applicable, that as of the date of the certification, he is not aware of any violation by Vanguard Natural Resources, LLC of the exchange’s corporate governance standards. Vanguard’s Chief Executive Officer and Chief Financial Officer have each signed and filed the certifications under Section 302 of the Sarbanes-Oxley Act of 2002 with Vanguard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on March 2, 2015.

Vanguard maintains on its website, www.vnrllc.com, copies of the charters of each of the committees of the Vanguard Board, as well as copies of Vanguard’s Corporate Governance Guidelines, Code of Ethics for Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer, Insider Trading Policy and Code of Business Conduct and Ethics. Copies of these documents are also available in print upon request of the Secretary of Vanguard. The Code of Business Conduct and Ethics provides guidance on a wide range of conduct, conflicts of interest and legal compliance issues for all of Vanguard’s directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. Vanguard will post any amendments to, or waivers of, the Code of Business Conduct and Ethics applicable to its Chief Executive Officer, Chief Financial Officer or Principal Accounting Officer on its website.

Board Leadership Structure and Role in Risk Oversight

The Vanguard Board has no policy with respect to the separation of the offices of Chairman of the Board of Directors and Chief Executive Officer; Mr. Anderson, one of Vanguard’s independent directors, currently serves as Chairman of the Board of Directors. The Corporate Governance Guidelines adopted by the Vanguard Board provide that the independent directors will meet in executive session after each regular meeting of the Vanguard Board, or more frequently if necessary. As Chairman of the Board of Directors, Mr. Anderson serves as lead independent director and chairs any non-management executive sessions of the Vanguard Board.

The management of enterprise level risk (“ELR”) may be defined as the process of identification, management and monitoring of events that present opportunities and risks with respect to creation of value for Vanguard’s unitholders. The Vanguard Board has delegated to management the primary responsibility for ELR management, while the Vanguard Board has retained responsibility for oversight of management in that regard. Management will offer an ELR assessment to the Vanguard Board at least once every year.

Committees of the Board of Directors

Audit Committee

As described in the audit committee charter, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent public accountants to audit Vanguard’s financial statements, including assessing the independent auditor’s qualifications and independence, and establishes the scope of, and oversees, the annual audit. The audit committee also approves any other services provided by public accounting firms. The audit committee provides assistance to the Vanguard Board in fulfilling its oversight responsibility to the unitholders, the investment community and others relating to the integrity of Vanguard’s financial statements, Vanguard’s compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence and the performance of Vanguard’s internal audit function. The audit committee oversees Vanguard’s system of disclosure controls and procedures and system of internal controls regarding financial accounting, legal compliance and ethics that management and the Vanguard Board established. In doing so, it is the responsibility of the audit committee to maintain free and open communication between the committee and Vanguard’s independent auditors, the internal accounting function and management of Vanguard.

The Vanguard Board has determined that the chairman of the audit committee is an “audit committee financial expert” as that term is defined in the applicable rules of the SEC. Mr. McCullough is the Chairman and Messrs. Anderson and Singletary are members of the audit committee. During 2014, the audit committee held 4 meetings.

The report of Vanguard’s audit committee appears under the heading “Report of the Audit Committee” on page 256.

Compensation Committee

As described in the compensation committee charter, the compensation committee establishes and reviews general policies related to Vanguard’s compensation and benefits. The compensation committee determines and approves, or makes recommendations to the Vanguard Board with respect to, the compensation and benefits of the Vanguard Board and executive officers and administers Vanguard’s Long Term Incentive Plan (the “Vanguard LTIP”). The primary purpose of the compensation committee is to assist the Vanguard Board in fulfilling its duties relating to compensation matters. The fundamental responsibilities of the compensation committee are (i) to establish Vanguard’s goals, objectives and policies relevant to the compensation of senior management, and evaluate performance in light of those goals to determine compensation levels, (ii) to approve and administer Vanguard’s incentive compensation plans, (iii) to set compensation levels and make awards under incentive compensation plans that are consistent with Vanguard’s compensation principles and the performance of Vanguard and its senior management and employees, and (iv) to prepare and review appropriate disclosures relating to compensation.

Mr. Singletary is the Chairman and Messrs. Anderson and McCullough are members of the compensation committee. During 2014, the compensation committee held 4 meetings.

The report of Vanguard’s compensation committee appears under the heading “Report of the Compensation Committee” on page 268.

Conflicts Committee

The Vanguard Board has established a conflicts committee to review specific matters that the Vanguard Board believes may involve conflicts of interest, including transactions with related persons or with Vanguard’s directors and executive officers. The conflicts committee determines if the resolution of the conflict of interest is fair and reasonable to Vanguard. Vanguard’s limited liability company agreement provides that members of the conflicts committee may not be officers or employees of Vanguard, or directors, officers or employees of any of Vanguard’s affiliates, and must meet the independence standards for service on an audit committee of a board of directors as established by NASDAQ and SEC rules. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to Vanguard and approved by all of Vanguard’s unitholders. However, the Vanguard Board is not required by the terms of Vanguard’s limited liability company agreement to submit the resolution of a potential conflict of interest to the conflicts committee, and may itself resolve such conflict of interest if the Vanguard Board determines that (i) the terms of the related person transaction are no less favorable to Vanguard than those generally being provided to or available from unrelated third parties or (ii) the transaction is fair and reasonable to Vanguard, taking into account the totality of the relationships between the parties involved. Any matters approved by the Vanguard Board in this manner will be deemed approved by all of Vanguard’s unitholders.

Mr. Anderson is the Chairman and Messrs. McCullough and Singletary are members of the conflicts committee. During 2014, the conflicts committee did not hold any meetings.

Nominating and Corporate Governance Committee

As described in the nominating and governance committee charter, the nominating and governance committee nominates candidates to serve on the Vanguard Board. The nominating and governance committee is also responsible for monitoring a process to review director, board and committee effectiveness, developing and implementing Vanguard’s corporate governance guidelines, committee members and committee chairpersons and otherwise taking a leadership role in shaping the corporate governance of Vanguard.

Mr. Anderson is the Chairman and Messrs. McCullough and Singletary are members of the nominating and corporate governance committee. During 2014, the nominating and corporate governance committee held one meeting.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Vanguard’s directors and executive officers, and persons who own more than 10% of a registered class of Vanguard’s equity securities, to file initial reports of ownership of Vanguard equity securities and reports of changes in ownership of Vanguard equity securities with the SEC. Such persons are also required by SEC regulations to furnish Vanguard with copies of all Section 16(a) forms they file. Based solely on Vanguard’s review of the copies of such forms furnished to them and written representations from Vanguard’s executive officers and directors, Vanguard believes that during 2014 all Section 16(a) reporting persons complied with all applicable filing requirements in a timely manner, except that: (i) each of Messrs. McCullough, Singletary and Anderson filed an amended Form 4 on April 17, 2014 regarding the conversion of phantom units they received on January 11, 2013 which settled in common units on January 11, 2014; (ii) each of Messrs. McCullough, Singletary and Anderson filed an amended Form 4 on April 17, 2014 regarding the acquisition of restricted units Vanguard received on January 20, 2014; (iii) each of Messrs. Robert, Smith and Pence filed an amended Form 4 on April 17, 2014 regarding the acquisition of restricted units they received on January 1, 2014; (iv) Mr. Robert filed an amended Form 4 on April 17, 2014 regarding the acquisition of common units he received on March 25, 2014; and (v) each of Messrs. Robert, Smith and Pence filed an amended Form 4 on February 11, 2015 regarding the conversion of phantom units they received on August 1, 2012 which settled in common units on May 19, 2014.

Nominations for Director

The Vanguard Board seeks diverse candidates who possess the background, skills and expertise to make a significant contribution to Vanguard. Annually, the nominating and corporate governance committee reviews the qualifications and backgrounds of the directors, as well as the overall composition of the Vanguard Board, and recommends to the full Vanguard Board the slate of director candidates to be nominated for election at the next annual meeting of unitholders. The Vanguard Board has adopted a policy whereby the nominating and corporate governance committee shall consider the recommendations of unitholders with respect to candidates for election to the Vanguard Board and the process and criteria for such candidates shall be the same as those currently used by Vanguard for director candidates recommended by the board of directors or management.

A unitholder who wishes to recommend to the nominating and corporate governance committee a nominee for director for Vanguard’s 2016 annual meeting of unitholders should submit the recommendation in writing to the Secretary of Vanguard at Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057 so it is received not more than 150 days prior to Vanguard’s 2016 annual meeting and not less than the later of (i) 90 days prior to Vanguard’s 2016 annual meeting or (ii) 10 days following the day on which Vanguard first publicly announces the date of Vanguard’s 2016 annual meeting.

Vanguard’s Corporate Governance Guidelines, a copy of which is maintained on its website, www.vnrllc.com, include the following criteria that are to be considered by the nominating and corporate governance committee and Vanguard Board in considering candidates for nomination to the Vanguard Board:

•	has the business and/or professional knowledge and experience applicable to Vanguard, its business and the goals and perspectives of its unitholders;
•	is well regarded in the community, with a long-term, good reputation for highest ethical standards;
•	has good common sense and judgment;
•	has a positive record of accomplishment in present and prior positions;
•	contributes to the diversity of background, experience and competencies represented on the Vanguard Board in a way that is likely to enhance the board of director’s ability to manage and direct Vanguard;
•	has an excellent reputation for preparation, attendance, participation, interest and initiative on other boards on which he or she may serve; and
•	has the time, energy, interest and willingness to become involved with Vanguard and Vanguard’s future.

Unitholder Communications

The Vanguard Board has adopted a policy whereby any communications from Vanguard’s unitholders to the board of directors shall be directed to the Secretary of Vanguard, who shall (i) determine whether any of such communications are significant, and promptly forward significant communications to the board of directors, and (ii) keep a record of all Unitholder communications that the Secretary deems not to be significant and report such communications to the board of directors on a periodic basis, but not less frequently than quarterly.

Any Unitholder who wishes to communicate to the Vanguard Board may submit such communication in writing to the Secretary of Vanguard at Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057.

Compensation and Indemnification of Directors

Information regarding the compensation provided to Vanguard’s non-employee directors is presented in “Director Compensation” beginning on page 276.

Each director is fully indemnified by Vanguard for actions associated with being a member of the Vanguard Board to the extent permitted under Delaware law and as provided in Vanguard’s limited liability company agreement. Vanguard also carries director and officer liability coverage designed to insure its directors and officers, and directors and officers of Vanguard’s subsidiaries, against certain liabilities incurred by them in the performance of their duties. Additionally, Vanguard entered into an indemnification agreement with each of the members of the Vanguard Board, a form of which was filed as Exhibit 10.32 of its Quarterly Report on Form 10-Q for the six months ended June 30, 2008.

Compensation Committee Interlocks and Insider Participation

Messrs. Singletary, Anderson and McCullough currently serve as members of the compensation committee and each are “independent” directors as defined by the NASDAQ listing standards. No member of the compensation committee has any relationship with Vanguard that is required to be disclosed in any of the reports that Vanguard files with the SEC other than service on the Vanguard Board. None of Vanguard’s executive officers serves as a member of the compensation committee (or in the absence of such committee, the Vanguard Board) of any entity that has one or more of its executive officers serving as a member of Vanguard’s compensation committee.

Related Person Transactions

Vanguard has adopted an ethics policy that requires that related party transactions be reviewed to ensure that they are fair and reasonable to Vanguard. This requirement is also contained in Vanguard’s limited liability company agreement. Whenever a conflict arises between an affiliate of Vanguard, on the one hand, and Vanguard or any other unitholder, on the other hand, the Vanguard Board will resolve that conflict. Vanguard anticipates that the Vanguard Board will submit for review and approval by Vanguard’s conflicts committee any material agreement that Vanguard enters into with an affiliate of Vanguard.

Report of the Audit Committee

The role of the audit committee of the Vanguard Board is to assist the board of directors in its oversight of Vanguard’s responsibility relating to: (i) the integrity of Vanguard’s financial statements; (ii) compliance with legal and regulatory requirements; (iii) the independent registered public accounting firm’s qualifications and independence; (iv) the performance of Vanguard’s internal auditors and independent registered public accounting firm; (v) risk assessment; and (vi) risk management. The audit committee of Vanguard operates pursuant to a charter that was created by the Vanguard Board in October 2007 and was subsequently amended and restated in January 2009 and October 2013, a copy of which is available on Vanguard’s website at www.vnrllc.com. Vanguard’s management is responsible for the preparation, presentation and integrity of Vanguard’s financial statements, accounting and financial reporting principles, and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for auditing Vanguard’s financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and expressing an opinion as to their conformity with accounting principles generally accepted in the United States. The independent registered public accounting firm has free access to the audit committee to discuss any matters they deem appropriate.

In the performance of Vanguard’s oversight function, Vanguard has considered and discussed the audited financial statements with management and the independent registered public accounting firm. Vanguard relies without independent verification on the information provided to it and on the representations made by management and the independent registered public accounting firm. Vanguard has discussed with the independent registered public accounting firm the matters required to be discussed by PCAOB Auditing Standard No. 16 (Communications with Audit Committees). Finally, Vanguard has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board, Independence Discussions with Audit Committees, as currently in effect, and have considered whether the provision of non-audit services by the independent registered public accounting firm to Vanguard is compatible with maintaining the independent registered public accounting firm’s independence and have discussed with the independent registered public accounting firm the independent registered public accounting firm’s independence.

Based upon the reports and discussions described in this report, Vanguard recommended to the board of directors that the audited financial statements be included in Vanguard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission.

Bruce W. McCullough, Chairman

W. Richard Anderson

Loren Singletary

Notwithstanding anything to the contrary set forth in any of Vanguard’s previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this joint proxy statement/prospectus or future filings with the SEC, in whole or in part, the preceding report shall not be deemed to be “soliciting material” or to be “filed” with the SEC or incorporated by reference into any filing except to the extent the foregoing report is specifically incorporated by reference therein.

VANGUARD’S EXECUTIVE OFFICERS

Certain information concerning Vanguard Natural Resources, LLC’s executive officers as of the date of this joint proxy statement/prospectus is set forth below.

Name	Age	Position with Vanguard
Scott W. Smith	57	President, Chief Executive Officer and Director
Richard A. Robert	49	Executive Vice President, Chief Financial Officer, Secretary and Director
Britt Pence	54	Executive Vice President of Operations

Scott W. Smith is Vanguard’s President, Chief Executive Officer and Director and has served as President and Chief Executive Officer since October 2006 and as Director since March 2008. Prior to joining Vanguard, from July 2004 to October 2006, Mr. Smith served as the President of Ensource Energy Company, LLC during its tender offer for the units of the Eastern American Natural Gas Trust (NYSE: NGT). He has over 30 years of experience in the energy industry, primarily in business development, marketing, and acquisition and divestiture of producing assets and exploration/exploitation projects in the energy sector. Mr. Smith’s experience includes evaluating, structuring, negotiating and managing business and investment opportunities, including energy investments similar to Vanguard’s targeted investments totaling approximately $400 million as both board member and principal investor in Wiser Investment Company LLC, the largest shareholder in The Wiser Oil Company (NYSE: WZR) until its sale to Forest Oil Corporation (NYSE: FST) in June 2004. From June 2000 to June 2004, Mr. Smith served on the Board of Directors of The Wiser Oil Company. Mr. Smith was also a member of the executive committee of The Wiser Oil Company during this period. From January 1998 to June 1999, Mr. Smith was the co-manager of San Juan Partners, LLC, which established control of Burlington Resources Coal Seam Gas Royalty Trust (NYSE: BRU), which was subsequently sold to Dominion Resources, Inc.

Richard A. Robert is Vanguard’s Executive Vice President, Chief Financial Officer, Secretary and Director and has served in such capacities since January 2007 and as Director since June 2014. Prior to joining Vanguard, Mr. Robert was involved in a number of entrepreneurial ventures and provided financial and strategic planning services to a variety of energy-related companies since 2003. He was Vice President of Finance for Enbridge US, Inc., a subsidiary of Enbridge Inc. (NYSE: ENB), a natural gas and oil pipeline company, after its acquisition of Midcoast Energy Resources, Inc. in 2001 where Mr. Robert was Chief Financial Officer and Treasurer. He held these positions from 1996 through 2002 and was responsible for acquisition and divestiture analysis, capital formation, taxation and strategic planning, accounting and risk management, and investor relations. Mr. Robert is a certified public accountant.

Britt Pence is Vanguard’s Executive Vice President of Operations and has served in such capacity since January 2013. Prior to this promotion, Mr. Pence was Vanguard’s Senior Vice President of Operations beginning in June 2010 and Vice President of Engineering since joining Vanguard in May 2007. Prior to joining Vanguard, since 1997, Mr. Pence was an Area Manager with Anadarko Petroleum Corporation (NYSE: APC) supervising evaluation and exploitation projects in coalbed methane fields in Wyoming and conventional fields in East Texas and the Gulf of Mexico. Prior to joining Anadarko, Mr. Pence served as a reservoir engineer with Greenhill Petroleum Company from 1991 to 1997 with responsibility for properties in the Permian Basin, South Louisiana and the Gulf of Mexico. From 1983 to 1991, Mr. Pence served as reservoir engineer with Mobil with responsibility for properties in the Permian Basin.

VANGUARD’S EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This compensation discussion and analysis provides information about Vanguard’s compensation objectives and policies for Vanguard’s named executive officers. The named executive officers and the individuals included in Vanguard’s Summary Compensation Table below are:

•	Scott Smith, Vanguard’s President and Chief Executive Officer;
•	Richard Robert, Vanguard’s Executive Vice President, Chief Financial Officer and Secretary; and
•	Britt Pence, Vanguard’s Executive Vice President of Operations.

Objectives and Summary of Vanguard’s Executive Compensation Program

The compensation committee of the Vanguard Board administers its executive compensation plans and agreements and makes compensation-related decisions regarding Vanguard’s executive officers. Vanguard’s primary goal with respect to executive compensation has been to attract and retain the most talented and dedicated executives possible. Through Vanguard’s current employment agreements with Vanguard’s named executive officers (effective January 1, 2013, for Messrs. Smith, Robert and Pence), Vanguard has linked annual cash incentives to the achievement of specified performance objectives in an effort to align executives’ incentives with the creation of unitholder value, as measured by Vanguard’s ability to (i) generate stable cash flows allowing Vanguard to make monthly cash distributions to its unitholders and over time to increase its monthly cash distributions and (ii) increase the market value of Vanguard units. Vanguard also aligns executives’ interests with the interests of its unitholders through its use of long-term equity incentive awards under the Vanguard LTIP. Please refer to “— Elements of Compensation” and “— 2014 Executive Compensation Components” for additional information regarding Vanguard’s annual cash incentive and long-term equity incentive programs.

In 2014, Vanguard held its second unitholder advisory vote under Section 14A of the Exchange Act on the compensation paid to its named executive officers for 2013, which resulted in over 90% of the votes cast approving such compensation. As recommended by the Vanguard Board, a majority of unitholders expressed their preference for an advisory vote on executive compensation occurring every three years, and Vanguard has implemented that recommendation. As a result, Vanguard’s third unitholder advisory vote on executive compensation will occur as part of the 2017 annual meeting of unitholders. In evaluating Vanguard’s executive compensation program for 2014, Vanguard’s compensation committee did not make any changes to its executive compensation program or policies as a result of the 2014 “say on pay” advisory vote and, given the support unitholders expressed for Vanguard’s compensation programs, generally elected to apply the same principles in determining the types and amounts of compensation to be paid to Vanguard’s named executive officers for 2014. The compensation committee intends to monitor the results of future “say on pay” advisory votes when evaluating the effectiveness of Vanguard’s executive compensation policies and practices, particularly in the event of a negative vote or significant changes in the percentage of favorable votes with regard to any such proposal.

The Compensation-Setting Process

Compensation Committee Meetings

Vanguard’s compensation committee meets periodically throughout each year as required to carry out its duties. The chairman of the compensation committee works with Vanguard’s Chief Executive Officer to establish each meeting agenda.

The compensation committee has established an annual process for determining executive compensation. For each fiscal year, the compensation committee will review the base salaries of the named executive officers to determine whether any increase is appropriate. In addition, the compensation committee makes equity award grants under the Vanguard LTIP to the named executive officers for each fiscal year, either in the form of restricted unit grants or phantom unit grants. Pursuant to the terms of the amended employment agreements with the named executive officers, which are described below under “— Employment Agreements,” base salary changes will be effective April 1 and equity award grants will be made effective January 1 of the following year.

The compensation committee typically meets at least once per year in the presence of Vanguard’s Chief Executive Officer and Chief Financial Officer. Depending upon the agenda for a particular meeting, the compensation committee may also invite other directors to participate in compensation committee meetings. The compensation committee also meets in executive session without management. The chairman of the compensation committee works with Vanguard’s Chief Executive Officer and, in applicable years, with its independent compensation consultant, Longnecker & Associates (“Longnecker”), to assemble meeting materials, which are distributed to compensation committee members for review in advance of each meeting.

Role of Executive Officers

Except with respect to his own compensation, Vanguard’s Chief Executive Officer, with advice from Vanguard’s other executive officers as appropriate, plays a significant role in the compensation committee’s establishment of compensation levels for Vanguard executive officers. The most significant aspects of his role in the process are:

•	evaluating performance of the other named executive officers; and
•	recommending base salary levels and Vanguard LTIP awards.

With respect to compensation for the named executive officers, (other than Vanguard’s Chief Executive Officer), the compensation committee meets with Vanguard’s Chief Executive Officer outside the presence of all Vanguard’s other executive officers. The compensation committee meets outside the presence of all of Vanguard’s executive officers to consider appropriate compensation for Vanguard’s Chief Executive Officer.

Role of Compensation Consultant

When the compensation committee has chosen to employ an independent compensation consultant, it has chosen Longnecker as its consultant since 2008. In 2014, the compensation committee did not solicit the services of Longnecker or any other outside consulting firm to conduct an annual competitive market analysis of Vanguard’s named executive officers’ total compensation packages. Prior to the beginning of 2014, the compensation committee discussed and approved that there would be no additional increases to Vanguard’s named executive officers’ compensation packages going into the 2014 year that were not already provided for in the 2013 employment agreements, thus the compensation committee determined that it was not necessary to engage a consultant to assist in setting compensation for the named executive officers for the 2014 year.

Vanguard’s compensation committee evaluates individual executive performance with a goal of setting targeted total direct compensation (base salary plus targeted annual incentives plus long term equity incentives) for Vanguard’s named executive officers over time at levels up to the 75th percentile of executives in other companies of similar size and stage of development engaged in the acquisition and development of mature, long-lived natural gas and oil properties, while also considering Vanguard’s relative performance and its own strategic goals. In past years Longnecker has assisted the compensation committee with this analysis. For the 2014 year, in light of Vanguard’s historic long term equity incentive granting practices, Vanguard’s total unitholder return (“TUR”) performance in recent years and its desire to retain key members of Vanguard’s executive team, the compensation committee did not increase the base salary of the Chief Executive Officer or Chief Financial Officer in 2014, yet remained committed to the long term equity incentive opportunity grants that are set forth within the 2013 employment agreements.

Elements of Compensation

Vanguard has determined that its executives’ compensation should consist of the following elements:

Base Salary

Vanguard provides its named executive officers and other employees with a base salary to provide them with a reasonable base level of monthly income relative to their role and responsibilities they perform during the fiscal year. Salary levels are typically considered annually as part of Vanguard’s performance review process as well as upon a promotion or other change in job responsibility. Merit-based increases to salaries of Vanguard’s executives are based on the compensation committee’s assessment of the individual’s performance. During its review of base salaries for executives, the compensation committee will primarily consider:

•	market data to be provided by outside consultants;

•	internal review of the executive’s compensation, both individually and relative to other executive officers; and
•	individual performance of the executive.

Annual Cash Incentive Compensation

Annual cash incentive compensation is intended to compensate officers for achieving financial and operational goals and for achieving individual annual performance objectives. Vanguard’s annual cash incentive compensation program links annual cash incentives with the achievement of specified performance objectives in an effort to align executives’ incentives with creation of unitholder value. Currently, a portion of the annual cash incentive award for each named executive officer is tied to specified company performance objectives and a portion of the annual cash incentive award is discretionary and tied to individual performance. Individual performance objectives may vary depending on the individual executive, but relate generally to strategic factors such as expansion of Vanguard’s operations and to financial factors such as improving Vanguard’s results of operations and increasing Vanguard’s monthly cash distributions. The actual amount of incentive compensation for each year is determined following a review of company performance and each executive’s individual performance and contribution to Vanguard’s strategic goals conducted during the first quarter of the following year.

Vanguard LTIP Awards

Vanguard believes that long-term performance is achieved through an ownership culture that encourages long-term performance by its executive officers through the use of unit-based awards. Vanguard adopted the Vanguard LTIP prior to the consummation of its initial public offering. The Vanguard LTIP was adopted to incentivize and reward employees, consultants, directors and employees who perform services for Vanguard. The Vanguard LTIP does not provide for formulaic or automatic grants of any awards, however, the January 2013 employment agreements with Vanguard’s named executive officers do provide for annual equity awards as described beginning on page 266. It is a traditional omnibus plan, i.e., one that permits the grant of various types of awards (units, options, appreciation rights, restricted units and phantom units) as determined by Vanguard’s compensation committee, in its sole discretion.

The compensation committee has the authority under the Vanguard LTIP to award incentive compensation to Vanguard’s executive officers in such amounts and on such terms as the compensation committee determines in its sole discretion. The compensation committee considers data provided by Longnecker in determining which individuals who perform services (directly or indirectly) for Vanguard’s benefit will receive awards, the type of award or awards, the amount and the performance and vesting terms of such awards. Through the year ended December 31, 2014, only unit options, restricted units and phantom units (including appreciation-only awards more akin to unit appreciation rights) have been granted under the Vanguard LTIP.

Outstanding restricted units and phantom units (including appreciation-only awards) under the Vanguard LTIP are eligible to receive cash distributions paid on certain of the units awarded. These cash distributions may be paid currently to the award holders at the same time distributions are paid to unitholders generally. Alternatively, participants may elect to defer all or any portion of the distributions with respect to certain awards.

Other Compensation

Each named executive officer is eligible to participate in all benefit plans and programs that are or in the future may be available to Vanguard’s other executive employees, including any profit-sharing plan, thrift plan, health insurance or health care plan, disability insurance, pension plan, supplemental retirement plan, vacation and sick leave plan, and other similar plans. The compensation committee in its discretion may revise, amend or add to an officer’s executive benefits and perquisites as it deems advisable. Vanguard believes that these benefits and perquisites are typically provided to senior executives of comparable companies in Vanguard’s industry.

Perquisites

Vanguard believes in a simple, straight-forward compensation program and as such, named executive officers are not provided unique perquisites or other personal benefits. The compensation committee periodically reviews the use of potential perquisites that could result in personal benefits to Vanguard’s named executive officers. Consistent with the compensation committee’s strategy, no perquisites or other personal benefits exceed or are expected to exceed $10,000 annually for any of Vanguard’s named executive officers.

Retirement Savings Plan

All employees, including Vanguard’s named executive officers, may participate in its Retirement Savings Plan, or 401(k) Plan. Vanguard provides this plan to help its employees save for retirement in a tax-efficient manner. Each employee may currently make pre-tax contributions of up to $17,500 (for 2014) of their base salary if they are under 50 years old and $23,000 (for 2014) of their base salary if they are over 50 years old. Vanguard makes “safe harbor” matching contributions to the 401(k) Plan equalling up to 6% of compensation (subject to certain adjustments) for each eligible employee, including the named executive officers (up to a maximum amount of $15,600 for 2014). All contributions are fully vested. All amounts that Vanguard contributed to the 401(k) Plan for 2014 on behalf of Vanguard’s named executive officers are disclosed in the “Summary Compensation Table.”

Nondiscriminatory Health and Welfare Benefits

All eligible employees, including Vanguard’s named executive officers, may participate in its health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance.

Employment Agreements

Certain terms of Vanguard’s named executive officers’ compensation are governed by employment agreements. Vanguard believes that these employment agreements assist Vanguard in attracting and retaining talented and dedicated executives by clearly setting forth the terms of employment and providing certainty to both parties. Vanguard maintains employment agreements with its named executive officers to ensure they will perform their roles for an extended period of time.

Vanguard entered into amended employment agreements with Messrs. Smith and Robert on June 6, 2013, which were effective January 1, 2013, and with Mr. Pence on July 8, 2013, which was effective January 1, 2013, in each case, to set forth the revised terms of each executive’s employment relationship with Vanguard after considering current market conditions, the executives’ current level of compensation, the recommendations of Vanguard’s Chief Executive Officer (with respect to the compensation of Mr. Robert and Mr. Pence) and the recommendations for executive compensation as contained in Longnecker’s executive compensation review from December 2012.

In addition to establishing minimum base salaries and annual performance-based bonus opportunities, the employment agreements also provide the named executive officers with annual equity-based compensation awards, consisting of restricted units and/or phantom units granted under the Vanguard LTIP. Each of the executives is eligible to receive annual equity-based compensation awards having an aggregate fair market value equal to the executive’s then-current annual base salary times a set multiplier, which is five (5) times in the case of Mr. Smith, three and a half (3.5) times in the case of Mr. Robert, and two and three-quarters (2.75) times in the case of Mr. Pence. These annual equity-based compensation award grants are intended to reward these individuals for their service with Vanguard’s company and to align the interests of management with those of Vanguard’s unitholders. Vanguard’s executive officers’ employment agreements also provide the executives with certain other benefits, including reimbursement of business and entertainment expenses.

The initial term of the employment agreements for Messrs. Smith, Robert and Pence ends on January 1, 2016, with a subsequent 12 month term extension automatically commencing on January 1, 2016 and each successive January 1 thereafter, provided that neither Vanguard nor the executives deliver a timely non-renewal notice prior to an expiration date.

2014 Executive Compensation Components

For the year ended December 31, 2014, the principal components of compensation for Vanguard’s named executive officers were:

Short-term compensation:

•	base salary;
•	annual incentive compensation awards; and
•	distributions on restricted units and phantom unit awards.

Long-term equity compensation:

•	awards of restricted units; and
•	Retirement and other benefits.

Vanguard’s compensation committee believes that a large amount of “at-risk” compensation is appropriate to retain and motivate Vanguard’s named executive officers in providing future services to Vanguard. In addition, Vanguard’s compensation committee seeks to provide a mix of compensation elements that is similar to the mix of compensation elements provided by other companies within Vanguard’s general peer group. Vanguard does not allocate cash or non-cash compensation, or short-term or long-term compensation, to the executives under any specific formula, but instead takes into consideration all factors that Vanguard thinks are appropriate to consider at the time that compensation decisions are being made.

Base Salary

As noted above, the compensation committee determined that it was not necessary to engage a compensation consultant for the 2014 year in part because the compensation committee made the decision not to materially change the compensation packages for Vanguard’s named officers for the 2014 year. The base salaries set for Vanguard’s Chief Executive Officer and Chief Financial Officer remained set at 2013 levels. Mr. Smith increased Mr. Pence’s salary in the middle of the 2014 year due to increased responsibilities.

The table below reflects the base salary rates for Vanguard’s named executive officers for 2014, which were the same levels applicable for the 2013 year:

Named Executive Officer	Base Salary as of January 1, 2014(1)	Base Salary as of January 1, 2013
Scott W. Smith	$550,000	$550,000
Richard A. Robert	$450,000	$450,000
Britt Pence	$385,000	$385,000

(1)	On July 1, 2014, Mr. Pence’s base salary was increased to $404,250.

Annual Cash Incentive Compensation

The annual cash incentive awards for Vanguard’s named executive officers for 2014 were based on the annual cash incentive compensation program established by the Vanguard Board and set forth in each named executive officer’s amended employment agreement. Potential annual cash incentive awards are comprised of four parts: (i) absolute target distribution growth (“ATDG”), (ii) adjusted EBITDA growth (“AEG”), (iii) relative unit performance versus a peer group established by the compensation committee (“RUP”), and (iv) individual performance, determined in the discretion of the Vanguard Board. The four components each individually comprise 25% of the aggregate potential annual bonus. The annual cash incentive awards are not subject to a minimum payout, but the maximum aggregate payout may not exceed two times an executive officer’s base salary. The chart below illustrates the target bonus opportunity for each named executive officer with respect to each of the four bonus components:

Target Bonus Opportunities
	Target Bonus Opportunity for ATDG Component	Target Bonus Opportunity for AEG Component	Target Bonus Opportunity for RUP Component	Target Bonus Opportunity for Individual performance Component(1)
Scott W. Smith	$137,500	$137,500	$137,500	$137,500
Richard A. Robert	$112,500	$112,500	$112,500	$112,500
Britt Pence	$101,063	$101,063	$101,063	$101,063

(1)	With respect to the individual performance component, which is described in greater detail below, the Vanguard Board, in its discretion, may award between 0% and 200% of the “Target Bonus Opportunity” specified above for each named executive officer.

The ATDG component is calculated based on Vanguard’s total distribution paid per unit on the last day of the applicable calendar year. ATDG for the fiscal year ended December 31, 2014 was based on a targeted growth rate of 3% from the distribution rate of $2.49 annualized for the fiscal year ended December 31, 2013. The 2014 targets were as follows for this component of the bonus:

Approximate Annual Distribution Rate (%)	2%	3%	4%	4.5%	5.5%	6% or more
Approximate Annual Distribution Rate ($)	$2.54	$2.57	$2.59	$2.60	$2.63	$2.64 or more
Percentage of Target Bonus Opportunity for ATDG Component Earned	50%	100%	125%	150%	175%	200%

The AEG component is calculated based on Adjusted EBITDA growth for the applicable calendar year.

Adjusted EBITDA is a non-GAAP financial measure that is defined as net income (loss) plus the following adjustments:

•	Net interest expense;
•	Depreciation, depletion, amortization, and accretion;
•	Impairment of oil and natural gas properties;
•	Net gains or losses on commodity derivative contracts;
•	Cash settlements on matured commodity derivative contracts;
•	Net gains or losses on interest rate derivative contracts;
•	Net gains and losses on acquisition of oil and natural gas properties;
•	Texas margin taxes;

•	Compensation related items, which include unit-based compensation expense and unrealized fair value of phantom units granted to officers; and
•	Material transaction costs incurred on acquisitions.

Please refer to Item 6. Selected Financial Data in Vanguard’s Annual Report on Form 10-K for the year ending December 31, 2014 for a complete description of how this non-GAAP financial measure is calculated.

AEG for the fiscal year ended December 31, 2014 was based on a targeted growth rate of 15% from the Adjusted EBITDA of $309.7 million for the fiscal year ended December 31, 2013. The 2014 targets were as follows for this component of the bonus:

Approximate Adjusted EBITDA (%)	7.5%	15%	22.5%	30%	37.5%	45%
Approximate Adjusted EBITDA (in millions) ($)	$332.9	$356.2	$379.4	$402.6	$425.8	$449.1 or more
Percentage of Target Bonus Opportunity for AEG Component Earned	50%	100%	125%	150%	175%	200%

The RUP component is calculated by comparing the common unit price percentage annual change for specified peer companies to Vanguard’s common unit annual price percentage change. The specified peer companies are the following entities: Linn Energy, LLC (LINE), Legacy Reserves, LP (LGCY), EV Energy Partners LP (EVEP), and Breitburn Energy Partners LP (BBEP). In the event the Vanguard Board determines that any of these entities is no longer an appropriate “peer” company, the Vanguard Board may make appropriate adjustments to the group of peer companies. The 2014 targets were as follows for this component of the bonus:

RUP v. Peer Group	50%	100%	150%	200%	250%	300% or More
Percentage of Target Bonus Opportunity for RUP Component Earned	75%	100%	125%	150%	175%	200%

The fourth component, individual performance, is determined at the sole discretion of the Vanguard Board and is based upon such targets, performance measures relative to the company and/or the particular executive, time frame and any other item that the Vanguard Board determines is appropriate. The inherently discretionary aspect of this portion of Vanguard’s annual incentive bonus program does not provide for payment upon the achievement of objective goals that were communicated to management. Instead, this portion of the bonus is related to individual performance and is intended to provide Vanguard’s compensation committee with the ability to reward management employees for superior performance, where appropriate, determined without regard to the achievement of the financial metrics described above. For 2014, the general categories of performance that were identified and assessed by the compensation committee with respect to the performance of each of Vanguard’s named executive officers were (i) interpersonal effectiveness, (ii) business conduct, (iii) professional and technical competency, (iv) leadership, and (v) safety. While achievement in these areas of performance was communicated to Vanguard’s named executive officers and considered by management in making recommendations to the compensation committee regarding this aspect of the annual incentive bonuses, these performance goals were not the only measures considered by the compensation committee in its inherently discretionary year-end review of Vanguard’s officers’ individual performance. In addition, the compensation committee considered the totality of the circumstances, including not only management’s assessment with respect to these specific areas but also, among other things, Vanguard’s execution and integration operationally of the assets previously acquired as well as the completion of various acquisitions to grow the size of Vanguard and its asset base. Such acquisitions presented opportunities for the named executive officers, including the launch of additional financing instruments, integrating updated technologies into the company and managing and developing an even larger portfolio of oil and gas properties. As noted in the bonus table below, Mr. Robert elected to forgo $54,000 of the discretionary, individual performance portion of the annual bonus awarded to him for 2014 so that additional cash could be deployed into the employee bonus pool.

For 2014, Vanguard’s achievement with respect to the specified performance goals and the amounts awarded to the named executive officers for each of the four components of the annual cash incentive bonus are reflected in the table below:

Named Executive Officer	ATDG Bonus Component			AEG Bonus Component			RUP Bonus Component			Individual Performance Bonus Component
	Performance Achieved	Bonus Multiplier(1)	Bonus Amount	Performance Achieved	Bonus Multiplier(1)	Bonus Amount	Performance Achieved	Bonus Multiplier(1)	Bonus Amount	Bonus Multiplier(1)	Bonus Amount	Total Bonus Amount(2)
Scott W. Smith	1.2% growth	50%	$68,750	36% growth	150%	$206,250	100%	200%	$137,500	100%	$137,500	$550,000
Richard A. Robert	1.2% growth	50%	$56,250	36% growth	150%	$168,750	100%	200%	$112,500	100%	$112,500	$450,000	(3)
Britt Pence	1.2% growth	50%	$50,531	36% growth	150%	$151,594	100%	200%	$101,063	100%	$101,063	$404,250

(1)	For each component, the “Bonus Multiplier” equals the percentage of Target Bonus Opportunity (identified in the chart above entitled “Target Bonus Opportunities” for each component) earned with respect to such component.
(2)	On March 25, 2015, the 2014 bonus award was paid out in VNR common units in lieu of receiving a cash bonus.
(3)	The actual aggregate bonus amount paid to Mr. Robert was $396,000. Mr. Robert elected to forgo $54,000 from the discretionary, individual performance portion of his annual bonus awards so that cash could be deployed into the employee bonus pool.

Cash Distributions on Unvested Restricted Unit Awards and Payments on Phantom Unit Awards

Participants, including Vanguard’s named executive officers, who hold outstanding restricted unit grants or phantom unit grants (including phantom units that are designed as appreciation vehicles and act as unit appreciation rights) receive current distributions paid on the units awarded, with the underlying units being retained in Vanguard’s custody and subject to restrictions on sale or transfer until the restrictions lapse (in the case of restricted units) or the awards are settled (in the case of phantom units). Alternatively, with respect to certain phantom unit awards, participants may elect to defer all or any portion of these distributions until payment of the underlying award. Each of Vanguard’s named executive officers received the following distributions on their unvested restricted units and their phantom unit awards during 2014:

Name	2014 Distributions on Unvested Restricted Units	2014 Payment on Phantom Units
Scott W. Smith	$211,865	$358,762
Richard A. Robert	$178,729	$266,625
Britt Pence	$34,203	$174,071

Long-Term Incentive Compensation

In keeping with Vanguard’s philosophy that compensation should incentivize executives and create long-term value for Vanguard’s unitholders, Vanguard provides a significant portion of Vanguard’s named executive officers’ compensation in the form of long-term equity incentive compensation. Vanguard typically grants long-term equity awards under the Vanguard LTIP to its named executive officers each year; however, pursuant to the amended employment agreements Vanguard entered into with its named executive officers during 2013, equity awards are made effective January 1 of the year following the performance year. As a result, the annual equity awards for the 2014 performance year were made on January 1, 2015, and, in accordance with SEC rules, will be reported in the Summary Compensation Table as 2015 compensation in Vanguard’s next proxy statement. The awards that are reflected in Vanguard’s Summary Compensation Table for the 2014 year relate to the awards that Vanguard granted on January 1, 2014, but which were granted with respect to the 2013 performance year.

As described above under “— Employment Agreements,” each of Vanguard’s named executive officers is eligible to receive an annual equity award with an aggregate fair market value equal to the executive’s annual base salary rate (on the date of grant) multiplied by a specified multiplier. Accordingly, on January 1, 2014 with respect to the 2013 performance year, and on January 1, 2015 with respect to the 2014 performance year, the named executive officers each received an award of restricted units with an aggregate fair market value on the date of grant equal to (i) five (5) times base salary, in the case of Mr. Smith, (ii) three and a half (3.5) times base salary, in the case of Mr. Robert, and (iii) two and three-quarters (2.75) times base salary, in the case of Mr. Pence. The restricted units vest in three substantially equal annual instalments on the first three anniversaries of the date of grant of the awards, subject to continued employment by the executive. Each executive is entitled to receive distribution equivalent rights with respect to the restricted units, which are subject to the same vesting requirements as the underlying restricted units and will be paid at the time the restricted units vest.

Termination Arrangements and Change in Control Provisions

The employment agreements with Vanguard’s named executive officers provide for compensation to be paid under certain conditions, such as following a change in control, upon a termination by Vanguard “without cause” or by the executive for “good reason” or due to the executive’s death or disability, each as defined in the applicable agreement. In addition, the vesting of outstanding restricted unit and phantom unit awards granted under the Vanguard LTIP may be accelerated, and payments of certain previously-vested phantom units may be triggered, in the event of certain occurrences, such as a change in control or specified terminations of employment. These provisions are designed to meet the following objectives:

•	Change in Control. In certain scenarios, the potential for merger or being acquired may be in the best interests of Vanguard’s unitholders. As a result, Vanguard provides compensation to certain executives following a change in control transaction to promote the ability of the officer to act in the best interests of Vanguard’s unitholders. None of Vanguard’s named executive officers is entitled to receive a gross up payment for any potential excise taxes that may be imposed on any change in control payment.
•	Termination Without Cause or For Good Reason. If Vanguard terminates the employment of an executive officer “without cause” or the executive officer terminates his employment for “good reason” (in each case, as defined in the applicable agreement), Vanguard is obligated to pay the executive certain compensation and other benefits as described in greater detail in “— Potential Payments upon Termination or Change in Control” below. Both parties have mutually agreed to severance terms that would be in place prior to any termination event. This provides Vanguard with more flexibility to make a change in senior management if such a change is in the best interests of Vanguard and its unitholders.

Risk Considerations in Vanguard Overall Compensation Program

Vanguard believes that its compensation program is structured in such a way as to discourage excessive risk-taking. In making this determination, Vanguard considered various aspects of its compensation program, including the mix of fixed and performance-based compensation for management and other key employees. Vanguard’s performance-based compensation awards are designed to reward both short- and long-term performance. By linking a portion of total compensation to Vanguard’s long-term performance, Vanguard mitigates any short-term risk that could be detrimental to Vanguard’s long-term best interests and the creation of unitholders value. Vanguard’s equity-based performance awards are subject to multi-year vesting periods and derive their value from Vanguard’s total performance, which Vanguard believes further encourages decision-making that is in the long-term best interests of Vanguard and its unitholders. Vanguard believes that in the aggregate, Vanguard’s compensation program discourages any risk-taking that could be detrimental to the long-term interests of Vanguard, its performance, or its unit price. In conclusion, Vanguard believes that its compensation policies and practices for all employees, including executive officers, do not create risks that are reasonably likely to have a material adverse effect on Vanguard.

Tax and Accounting Implications

Accounting for Unit-Based Compensation

Vanguard accounts for unit-based payments for all awards under the Vanguard LTIP in accordance with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. The compensation committee reviews the FASB ASC Topic 718 grant date value in connection with granting equity awards.

Tax Considerations of Executive Compensation

Section 162(m) of the Internal Revenue Code and the regulations that accompany it provide that the deductibility of compensation paid to certain executive officers may be limited in certain circumstances. As a limited liability company, Vanguard is not subject to Section 162(m).

Section 409A of the Internal Revenue Code governs the payment of deferred compensation. Failure to comply with the requirements of Section 409A can result in an additional 20% excise tax on noncompliant payments to executives, and Vanguard intends that payments under its executive employment agreements and the Vanguard LTIP comply with the payment restrictions of Section 409A or the regulations thereunder.

Compensation-Related Governance Practices

Unit Ownership Guidelines

Vanguard believes that broad-based unit ownership by its employees, including Vanguard’s named executive officers, is the most effective method to deliver superior unitholder returns by increasing the alignment between the interests of Vanguard’s employees and unitholders. Vanguard does not, however, have a formal requirement for unit ownership by any group of employees or directors.

Clawback Policy

To date, Vanguard has not adopted a formal clawback policy to recoup incentive based compensation upon the occurrence of a financial restatement, misconduct, or other specified events. However, the compensation committee recognizes the practical, administrative and other implications of implementing and enforcing a clawback policy and intends to adopt such a policy in compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 once additional guidance is promulgated by the SEC.

Securities Trading Policy

All of Vanguard’s officers, employees and directors are subject to its Insider Trading Policy, which, among other things, prohibits officers, employees and directors from engaging in certain short-term or speculative transactions involving Vanguard’s securities.

Report of the Compensation Committee

The compensation committee has reviewed and discussed the compensation discussion and analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the board of directors that the compensation discussion and analysis be included in this joint proxy statement/prospectus.

Loren Singletary, Chairman

Bruce W. McCullough

Richard Anderson

Notwithstanding anything to the contrary set forth in any of Vanguard’s previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this joint proxy statement/prospectus or future filings with the SEC, in whole or in part, the preceding report shall not be deemed to be “soliciting material” or to be “filed” with the SEC or incorporated by reference into any filing except to the extent the foregoing report is specifically incorporated by reference therein.

2014 Summary Compensation Table

The following table sets forth certain information with respect to the compensation paid to Vanguard’s named executive officers for the fiscal years ended December 31, 2014, 2013 and 2012.

Name and Principal Position	Year	Salary(1)	Bonus(2)	Unit Awards(3)	Option Awards(4)	Non-Equity Incentive Plan Compensation(5)	All Other Compensation(6)	Total
Scott W. Smith President, Chief Executive Officer and Director	2014	$550,000	$137,500	$2,749,995	$—	$412,500	$15,600	$3,865,595
	2013	$550,000	$137,500	$1,436,000	$—	$550,000	$15,300	$2,688,800
	2012	$473,332	$340,068	$5,776,000	$414,450	$297,470	$15,000	$7,316,320

Richard A. Robert Executive Vice President, Chief Financial Officer, Secretary and Director	2014	$450,000	$112,500	$1,575,010	$—	$337,500	$15,600	$2,490,610
	2013	$450,000	$199,823	$1,077,000	$—	$450,000	$15,083	$2,191,906
	2012	$378,333	$266,720	$3,610,000	$414,450	$233,310	$15,000	$4,917,813

Britt Pence Executive Vice President of Operations	2014	$394,625	$101,062	$1,058,764	$—	$303,188	$15,600	$1,873,239
	2013	$385,000	$192,500	$—	$—	$385,000	$15,300	$977,800
	2012	$336,666	$233,380	$2,200,200	$—	$204,146	$15,000	$2,989,392

(1)	Effective July 1, 2014, Mr. Pence’s annual salary increased from $385,000 to $404,250.
(2)	Represents amounts paid for 2014 pursuant to Vanguard’s annual cash incentive program with respect to the individual performance component determined at the sole discretion of the Vanguard Board. As noted on the bonus calculation table on page 266, the individual performance bonus calculation for Messrs. Smith, Robert and Pence were $137,500, $112,500 and $101,062 respectively. As previously noted, Mr. Robert elected to forgo $54,000 from his discretionary bonus calculation so that cash could be deployed into the employee bonus pool and, as such, he only received $58,500 of the $112,500 reported above. Other payments made pursuant to the annual cash incentive program with respect to the ATDG, AEG and RUP components are included in the “Non-Equity Incentive Plan Compensation” column.
(3)	The amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of restricted unit awards and full-value phantom unit awards granted pursuant to the Vanguard LTIP, disregarding the estimate of forfeitures. The only equity awards granted to Vanguard’s named executive officers in 2014 were restricted unit awards granted to Messrs. Smith, Robert and Pence with respect to the 2013 performance year. Assumptions used in the calculation of the restricted unit awards granted in 2014 are included in footnote 10 to Vanguard’s audited financial statements for the fiscal year ended December 31, 2014, included in Vanguard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014. Awards granted with respect to the 2014 performance year were not granted until the 2015 year, therefore they will be reflected in next year’s Summary Compensation Table as applicable.
(4)	The amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of phantom unit awards granted in 2012 that are designed as appreciation vehicles and act as unit appreciation rights. No phantom unit awards were granted to Vanguard’s named executive officers in 2013 or 2014.
(5)	Represents amounts paid for 2014 pursuant to Vanguard’s annual cash incentive program with respect to the ATDG, AEG and RUP components. Other payments made pursuant to the annual cash incentive program with respect to the individual performance component determined at the sole discretion of the Vanguard Board are included in the “Bonus” column.
(6)	Amount shown for each named executive officer is the amount received in the form of matching contributions to Vanguard’s 401(k) Plan.

Grants of Plan Based Awards

The following table sets forth certain information regarding the restricted units Vanguard granted under the Vanguard LTIP and the non-equity incentive plan portion of Vanguard’s annual cash incentive awards granted to the named executive officers in the year ended December 31, 2014.

		Estimated future payouts under non-equity incentive plan awards(1)			All Other Unit Awards; Number of Units(2)	Grant Date Fair Value of Unit Awards ($)(3)
Name	Grant Date	Threshold	Target	Maximum
Scott W. Smith	1/1/2014 Annual Bonus	—	$412,500	$825,000	93,157	$2,749,995
Richard A. Robert	1/1/2014 Annual Bonus	—	$337,500	$675,000	53,354	$1,575,010
Britt Pence	1/1/2014 Annual Bonus	—	$303,188	$606,375	35,866	$1,058,764

(1)	Represents the potential payouts with respect to the ATDG, AEG and RUP components of the 2014 awards granted under Vanguard’s annual cash incentive compensation program. The target payout under each of the ATDG, AEG, and RUP components for 2014 was 25% of base salary, making the cumulative target equal to 75% of base salary. The maximum payout under each of the ATDG, AEG, and RUP components for 2014 was 200% of target, and the overall maximum that may be paid out under the annual cash incentive compensation program to each named executive officer for 2014 was 200% the officer’s base salary. Since 25% of each officer’s annual cash incentive award is composed of an individual performance component, which is not reported in this table, the overall maximum for the ATDG, AEG, and RUP components of the award is 150% of each named executive officer’s base salary, which is what is reported as the “maximum” in the table above. These awards were subject to achieving certain performance targets, as described in greater detail under “— 2014 Executive Compensation Components — Annual Cash Incentive Compensation.” The amounts actually paid with respect to these components are set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table for 2014. As previously noted, amounts reported in the table above do not include amounts potentially payable with respect to the individual performance portion of the annual cash incentive awards that is determined in the sole discretion of the Vanguard Board. The amounts actually paid with respect to the individual performance portion of the awards are reported in the “Bonus” column of the Summary Compensation Table for 2014.
(2)	All awards reflected in this column are restricted unit grants.
(3)	Represents the aggregate grant date fair value of the restricted unit awards made to the named executive officers in fiscal year 2014 computed in accordance with FASB ASC Topic 718, disregarding the estimate of forfeitures. The value ultimately realized by the executive upon the actual vesting or payment of the awards may be greater or less than the FASB ASC Topic 718 value. The restricted unit awards reflected in this table were granted with respect to the 2013 performance year; awards granted with respect to the 2014 performance year were not granted until the 2015 year and will be reflected in next year’s Grants of Plan Based Awards Table as applicable.

Outstanding Equity Awards at December 31, 2014

The following table provides the number and value of outstanding restricted unit and phantom unit awards held by Vanguard’s named executive officers as of December 31, 2014, including awards that were granted prior to 2014.

	Option Awards				Unit Awards
Name	Number of Units Underlying Unexercised Exercisable Options	Units Underlying Unexercised Unexercisable Options(1)	Option Exercise Price ($)	Option Expiration Date	Number of Unvested Units(2)	Market Value of Unvested Units ($)(1)(3)
Scott W. Smith	—	—	—	n/a	263,157	$3,965,776
	—	15,000	$27.63	n/a
Richard A. Robert	—	—	—	n/a	172,104	$2,593,607
	—	15,000	$27.63	n/a
Britt Pence	—	—	—	n/a	87,366	$1,316,606

(1)	The awards reported under this column for Messrs. Smith and Robert are styled as phantom unit awards but are designed to be appreciation vehicles that act as unit appreciation rights, rather than full value awards. The awards work similarly to an option but are not option awards in the traditional sense. They have been disclosed in this column to most closely reflect the requirements of the SEC’s disclosure rules. The awards do not have an “exercise” price like a traditional option award, but the value for the awards will be based upon the appreciation in the value of Vanguard’s common units from the date of grant until the applicable determination date. The exercise price shown for the 15,000 phantom units that Messrs. Smith and Robert received on January 1, 2012 reflects the closing sales price of Vanguard’s common units on December 30, 2011, which was the last trading date immediately preceding the grant date. The 2012 awards vested in full on January 1, 2015.
(2)	Each named executive officer’s outstanding restricted units vest in equal one-third installments on each annual anniversary of the grant date, except for (i) the 25,000 restricted units granted to Mr. Robert on December 20, 2011, which vest in equal one-fourth installments on each annual anniversary of the grant date, and (ii) the 50,000 and 37,500 restricted units granted to Mr. Smith and Mr. Robert, respectively, on November 15, 2013, which vest in full on the fifth anniversary of the grant date. The full-value phantom unit awards that were granted on August 1, 2012 to each named executive officer vest in equal one-fifth installments annually beginning May 18, 2013 and each anniversary thereof. The full-value phantom units granted to Mr. Pence on May 15, 2012, vest in full on the third anniversary of the date of grant. The following table reflects the number of unvested unit awards for each named executive officer as of December 31, 2014:

Name	Grant Date	Type of Award	Number of Units Granted	Number of Unvested Units
Scott W. Smith	11/15/13	Restricted Units	50,000	50,000
	01/01/14	Restricted Units	93,157	93,157
	08/01/12	Phantom Units	200,000	120,000
Total				263,157
Richard A. Robert	12/20/11	Restricted Units	25,000	6,250
	11/15/13	Restricted Units	37,500	37,500
	01/01/14	Restricted Units	53,354	53,354
	08/01/12	Phantom Units	125,000	75,000
Total				172,104
Britt Pence	01/01/14	Restricted Units	35,866	35,866
	05/15/12	Phantom Units	12,500	12,500
	08/01/12	Phantom Units	65,000	39,000
Total				87,366
(3)	Based on the closing sales price of Vanguard’s common units on December 31, 2014 of $15.07.

Option Exercises and Units Vested Table

The following table sets forth information for each named executive officer on option award exercises and unit award vesting on an aggregated basis during the fiscal year ended December 31, 2014.

	Option Awards		Unit Awards
Name	Number of Units Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Units Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Scott W. Smith	15,000	$—	48,334	$1,476,604
Richard A. Robert	15,000	$—	39,584	$1,132,667
Britt Pence	—	$—	29,666	$904,171

(1)	As noted above, phantom units awarded to each of Messrs. Smith and Robert in prior years are designed to be appreciation-only vehicles that act most similarly to unit appreciation rights. The awards do not have an “exercise” price like a traditional option award, but the value of the awards is based on the appreciation in value of Vanguard’s common units from the date of grant until the date the award vested. The value, if any, realized on vesting of these phantom unit awards is computed by multiplying (a) the number of units vesting by (b) the difference between (i) the market price per underlying unit on the vesting date (January 1, 2014) and (ii) the “exercise price,” or the closing price of Vanguard’s common units on the last trading date immediately preceding the grant date (December 31, 2010), per unit, as reflected in the following table. The value, if any, realized with respect to these awards will be paid to the named executive officers in a single lump sum cash payment upon the earlier to occur of (i) a change in control (in which case payment will be made within 90 days of the change in control) or (ii) the executive’s separation from service other than for cause (in which case payment will be made no later than December 31 of the calendar year in which the separation from service occurs or within 60 days of the separation from service, if separation from service occurs on or after December 1 of a calendar year).

Name	Grant Date	Number of Units Vesting	“Exercise Price” Per Unit	Vesting Date	$ Per Unit on Vesting Date	Total Value
Scott W. Smith	01/01/11	15,000	$29.65	01/01/14	$29.52	$—
Richard A. Robert	01/01/11	15,000	$29.65	01/01/14	$29.52	$—

Because the “exercise price” of the phantom units that vested during 2014 exceeded the market price of Vanguard’s common units on the January 1, 2014 vesting date, no payments with respect to these awards will be made to Messrs. Smith and Robert.

(2)	The value realized on vesting of the restricted unit awards and full-value phantom unit awards is computed by multiplying the number of units vesting by the market price of the underlying units as of the vesting date, as reflected in the following table:

Name	Grant Date	Type of Award	Number of Units Vesting	Vesting Date	Market Price Per Unit(a)	Total Value
Scott W. Smith	05/18/11	Restricted Unit	8,334	05/18/14	$30.55	$254,604
	08/01/12	Phantom Unit	40,000	05/18/14	$30.55	$1,222,000
Total			48,334			$1,476,604
Richard A. Robert	05/18/11	Restricted Unit	8,334	05/18/14	$30.55	$254,604
	12/20/11	Restricted Unit	6,250	12/20/14	$18.29	$114,313
	08/01/12	Phantom Unit	25,000	05/18/14	$30.55	$763,750
Total			39,584			$1,132,667
Britt Pence	05/18/11	Restricted Unit	4,166	05/18/14	$30.55	$127,271
	05/15/11	Phantom Unit	12,500	05/15/14	$30.38	$379,750
	08/01/12	Phantom Unit	13,000	05/18/14	$30.55	$397,150
Total			29,666			$904,171

(a)	The market price per unit is equal to the closing price of Vanguard’s common units on the most recent trading day prior to the vesting date.

Pension Benefits

Vanguard does not provide pension benefits for its named executive officers or other employees. Retirement benefits are provided through the 401(k) Plan, as discussed previously.

Non-Qualified Deferred Compensation

Vanguard does not sponsor or maintain a non-qualified deferred compensation plan that requires disclosure pursuant to SEC rules. The 401(k) Plan is a deferred compensation arrangement under Section 401(k) of the Internal Revenue Code and a qualified plan under Section 401(a) of the Internal Revenue Code.

Potential Payments upon Termination or Change in Control

Except as otherwise described below, the current employment agreements and Vanguard LTIP equity award agreements for each of Vanguard’s executive officers provide for substantially similar trigger events upon certain terminations of employment of Vanguard’s executive officers and/or the occurrence of a change in control, and for substantially similar payments upon such trigger events.

Termination of Employment Trigger Events

An executive officer’s employment will terminate upon the executive’s death or upon the executive’s “disability,” which is defined as his becoming unable to substantially perform his duties as an employee as a result of sickness or injury, and shall have remained unable to perform any such duties for a period of more than 180 consecutive days in any 12-month period.

Vanguard, by action of its board of directors, may also terminate an executive’s employment at any time for “cause,” which means: (i) the executive officer’s commission of theft, embezzlement, any other act of dishonesty relating to his employment with Vanguard or any willful and material violation of any law, rules or regulation applicable to Vanguard, including, but not limited to, those laws, rules or regulations established by the SEC, or any self-regulatory organization having jurisdiction or authority over the executive officer or Vanguard; (ii) the executive officer’s conviction of, or plea of guilty or nolo contendere to, any felony or of any other crime involving fraud, dishonesty or moral turpitude; (iii) a determination by the board of directors that the executive officer has materially breached the employment agreement (other than during any period of disability) where such breach is not remedied within 10 days after written demand by the board of directors for substantial performance is actually received by the executive officer which specifically identifies the manner in which the board of directors believes the executive officer has so breached; or (iv) the executive officer’s willful and continued failure to perform his reasonable and customary duties pursuant to his position with Vanguard which such failure is not remedied within 10 days after written demand by the board of directors for substantial performance is actually received by the executive officer which specifically identifies the nature of such failure. Vanguard also may terminate an executive’s employment agreement for any other reason, including without “cause,” in the sole discretion of the Vanguard Board.

The executive may terminate his employment for “good reason,” which means: (i) the assignment to the executive officer of duties and responsibilities that are materially inconsistent with those normally associated with his position excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by Vanguard promptly after receipt of notice given by the executive officer; (ii) a material reduction in the executive officer’s base salary; (iii) the executive officer’s removal from his position as stated in his employment agreement, other than for cause or by death or disability, to a position not at least equivalent in authority and duties; (iv) the relocation of the executive officer’s principal place of business to a location 50 or more miles from its location as of the effective date of his employment agreement without the executive officer’s written consent; (v) a material breach by Vanguard of his employment agreement, which materially adversely affects the executive officer, and the breach is not cured within 30 days after the executive officer provides written notice to Vanguard which identifies in reasonable detail the nature of the breach; and (vi) Vanguard’s failure to make any material payment to the executive officer as required to be made under the terms of his employment agreement, and the breach is not cured within 30 days after the executive officer provides written notice to Vanguard which provides in reasonable detail the nature of the payment. Finally, the executive officer may terminate his employment agreement for any other reason, in his sole discretion.

Payments Made Upon Termination

Regardless of the manner in which an executive officer’s employment terminates, the executive will be entitled to receive amounts earned (but unpaid) during his term of employment. Such amounts include:

•	earned, but unpaid base salary;
•	non-equity incentive compensation earned during the prior fiscal year (provided the executive was continuously employed for the full prior fiscal year);

•	a pro-rated amount of accrued but unused vacation pay; and
•	any unpaid reimbursements for qualifying business expenses incurred prior to the termination of employment (collectively, the “Accrued Obligations”).

Termination Due to Disability

If the executive officer’s employment is terminated due to his disability, then in addition to any Accrued Obligations he may be owed, the executive will be entitled to receive on the date of termination a payment equal to the executive officer’s base salary for 12 months. Additionally, any unvested restricted units held by the executive officer, as well as any unvested phantom units and any other awards that are outstanding at the time of the termination of employment that were granted pursuant to the Vanguard LTIP that have been granted to Vanguard’s executive officer, will become fully vested and unrestricted, pursuant to the terms of the relevant award agreements, upon a termination of employment due to the officer’s disability.

Termination Due to Death

If the executive officer’s employment is terminated due to his death, then in addition to any Accrued Obligations he may be owed, the executive, his beneficiary or his estate, as applicable, will be entitled to receive on the date of termination a payment equal to the executive officer’s base salary for 12 months. Additionally, any unvested restricted units held by the executive officer, as well as any unvested phantom unit awards and any other awards that are outstanding at the time of the termination of employment that were granted pursuant to the Vanguard LTIP that have been granted to Vanguard’s executive officers, will become fully vested and unrestricted, pursuant to the terms of the relevant award agreements, upon a termination of employment due to the officer’s death.

Termination for Good Reason

If the executive terminates his employment for good reason or is terminated by Vanguard without cause, then in addition to any Accrued Obligations he may be owed, Vanguard shall pay the executive officer a severance payment equal to the executive’s base salary for 36 months. Additionally, any unvested restricted units held by the executive officer, as well as any unvested phantom unit awards and any other awards that are outstanding at the time of the termination of employment that were granted pursuant to the Vanguard LTIP that have been granted to Vanguard’s executive officers, will become fully vested and unrestricted, pursuant to the terms of the relevant award agreements, upon a termination of employment by the officer due to good reason or by Vanguard without cause.

Termination for Cause or Other Than for Good Reason

Upon termination by Vanguard for cause or by the executive other than for good reason (each as defined above), the executive officer is only entitled to any Accrued Obligations that may be due to him at the time of termination under his employment agreement. Additionally, (i) upon any termination of employment by Vanguard for cause, any unvested or vested restricted units or unvested or vested phantom units held by the executive officer that have not previously been settled, as well as any unvested appreciation-only phantom units that are held by Messrs. Smith and Robert, will be forfeited to Vanguard, and (ii) upon any termination of employment by the executive for a reason other than good reason, any unvested restricted units or unvested phantom units held by the officers will be forfeited, and vested restricted units or vested phantom units will be settled in accordance with the terms of the relevant award agreements.

Payments Made Under Phantom Units

For any termination of employment for any reason other than a termination by Vanguard for cause (as defined above), any vested and outstanding phantom units granted annually to the executive officers pursuant to their employment agreements (including appreciation-only awards) held by any of the executive officers shall be paid in either cash or units pursuant to the terms of the relevant annual phantom unit award agreement, along with a lump sum cash payment of any deferred distribution equivalent rights granted tandem to such phantom units, on the six month anniversary of the officer’s termination of employment, if such a delay would be necessary to avoid the imposition of additional taxes to the executive under Section 409A of the Internal Revenue Code.

Payments Made upon a Change in Control

Under Messrs. Smith, Robert and Pence’s employment agreements, the occurrence of a change in control will entitle each executive officer to (i) a lump sum cash payment in an amount equal to two times the sum of (a) such executive officer’s then-current annual base salary, (b) the annual bonus paid or payable with respect to the calendar year preceding the year in which the change in control occurs and (ii) the accelerated vesting of any unvested restricted units held by the executive officer, as well as any unvested phantom unit awards and any other awards that are outstanding at the time of the change in control that were granted pursuant to the Vanguard LTIP, such awards to be settled in accordance with the terms and conditions of the Vanguard LTIP and the applicable individual award. None of Vanguard’s named executive officers is entitled to receive a gross-up payment for any potential excise taxes that may be imposed on any change in control payment.

Estimated Payments to Executives

Assuming that a change in control occurred on December 31, 2014 and/or each executive was terminated under each of the above circumstances on December 31, 2014, and the closing price of Vanguard’s units on December 31, 2014 (which was the last trading day of the 2014 fiscal year) was equal to $15.07 per unit, payments and benefits owed to such executives would have an estimated value as set forth in the tables below. Actual payment amounts cannot be determined with any certainty until the termination or change in control event occurs in the future.

Scott W. Smith	Cash Payments(1)	Value of Accelerated Vesting of Equity Awards	Value of Settlement of Awards Upon Triggering Event	Total
Without Cause/for Good Reason	$1,650,000	$2,157,376	$1,808,400	$5,615,776
Change in Control	$2,475,000	$2,157,376	$1,808,400	$6,440,776
Death	$550,000	$2,157,376	$1,808,400	$4,515,776
Disability	$550,000	$2,157,376	$1,808,400	$4,515,776

Richard A. Robert	Cash Payments(1)	Value of Accelerated Vesting of Equity Awards	Value of Settlement of Awards Upon Triggering Event	Total
Without Cause or for Good Reason	$1,350,000	$1,463,357	$1,130,250	$3,943,607
Change in Control	$2,199,646	$1,463,357	$1,130,250	$4,793,253
Death	$450,000	$1,463,357	$1,130,250	$3,043,607
Disability	$450,000	$1,463,357	$1,130,250	$3,043,607

Britt Pence	Cash Payments(1)	Value of Accelerated Vesting of Equity Awards	Value of Settlement of Awards Upon Triggering Event	Total
Without Cause or for Good Reason	$1,212,750	$540,501	$776,105	$2,529,356
Change in Control	$1,963,500	$540,501	$776,105	$3,280,106
Death	$404,250	$540,501	$776,105	$1,720,856
Disability	$404,250	$540,501	$776,105	$1,720,856

(1)	Under Messrs. Smith, Robert and Pence’s employment agreements, the occurrence of a change in control will entitle each executive officer to a lump sum cash payment of two times the sum of such executive officer’s (i) then-current base salary and (ii) annual bonus paid or payable with respect to the calendar year preceding the year in which the change in control occurs. For purposes of these tables Vanguard has used the value of the annual bonus as well as the non-equity incentive plan compensation award provided to the executives with respect to the 2013 year to calculate the cash payment that could have become payable on December 31, 2014.

Non-Competition Provisions

Each executive’s employment agreement contains certain confidentiality, non-solicitation and non-competition provisions. Each executive agrees, during his term of employment and following his termination date, not to disclose the Vanguard’s confidential information. If an executive’s termination is as a result of the executive’s voluntary termination without “good reason” or of a termination by Vanguard for “cause,” for a period of sixty days from the date of termination, the executive will not, directly or indirectly:

•	engage in any capacity (i) in any business directly competitive with the business in which Vanguard is engaged or (ii) with an entity that is otherwise directly competitive with Vanguard within the states in which Vanguard does business;
•	perform for any entity engaged in any business directly competitive with the business in which Vanguard is engaged any duty the executive has performed for Vanguard that involved the executive’s access to, or knowledge or application of, Vanguard’s confidential information;
•	induce or attempt to induce any of Vanguard’s customers, suppliers, licensees or other business relations to cease doing business with Vanguard or in any way interfere with the relationship between Vanguard and any such customer, supplier, licensee or business relation;
•	induce or attempt to induce any of Vanguard’s customers, suppliers, licensees or other business relations with whom the executive had direct business contact in dealings in the course of his employment with Vanguard to cease doing business with Vanguard or in any way interfere with the relationship between Vanguard and any such customer, supplier, licensee or business relation; or
•	solicit with the purpose of hiring or hire any person who is or, within 180 days after such person ceased to be Vanguard’s employee, was Vanguard’s employee.

Following an executive’s termination as a result of an executive’s voluntary termination without “good reason” or a termination by Vanguard for “cause,” the executive may have investments in securities which are issued by an entity involved in or conducting business that is directly competitive with Vanguard, provided that the executive, directly or indirectly, does not own more than 5% of the outstanding equity or voting securities of such an entity. The executive is also not prohibited from owning an interest in any entity which conducts business that is directly competitive with Vanguard if such interest was owned by the executive when the executive’s employment agreement was executed. In both instances, this right exists only to the extent the executive does not have the right to direct the activities of such business entity.

Director Compensation

Vanguard uses a combination of cash and unit-based incentive compensation to attract and retain qualified candidates to serve on the Vanguard Board. In setting independent director compensation, Vanguard considers the significant amount of time that directors expend in fulfilling their duties to Vanguard, as well as the skill-level required by Vanguard of members of its board of directors.

The compensation committee made no changes to Vanguard’s independent board of directors’ compensation packages for 2014. The Vanguard Board unanimously approved the 2014 equity award of restricted units to remain at $130,000. In addition, the Vanguard Board approved the compensation committee’s recommendation to maintain the amount of cash compensation paid to the independent members of the Vanguard Board at $15,000 per quarter with an additional $2,500 per quarter for the chairman of the audit committee.

In 2014, each independent member of the Vanguard Board received an equity grant under the Vanguard LTIP of 4,379 restricted units valued at $130,013 at the time of such grant for his service as a member of the Vanguard Board for the year. These restricted units become 100% vested on the one year anniversary of the date of grant, provided the director has continuously remained a member of the Vanguard Board through that date.

Each member of the Vanguard Board is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by Vanguard for actions associated with being a member of the Vanguard Board to the extent permitted under Delaware law and as provided in Vanguard’s limited liability company agreement and in accordance with the indemnification agreements.

2014 Director Summary Compensation Table

The table below summarizes the compensation paid by Vanguard to independent directors for the fiscal year ended December 31, 2014.

Name(1)	Fees Earned or Paid in Cash	Unit Awards Cash Value(2)	Total ($)
W. Richard Anderson	$60,000	$130,013	$190,013
Bruce W. McCullough	$70,000	$130,013	$200,013
Loren Singletary	$60,000	$130,013	$190,013

(1)	Messrs. Smith and Robert are not included in this table as they are also executive officers and receive no additional compensation for their service as directors. All compensation provided to or earned by Messrs. Smith and Robert for 2014 is reported in the Summary Compensation Table above.
(2)	Each independent Board member was granted 4,379 restricted units on January 20, 2014 as part of their annual compensation package. These restricted units became 100% vested on the one year anniversary of the date of grant, provided the director continuously remained a member of the Vanguard Board through that date. Any unvested units will be forfeited upon termination of services for any reason, unless otherwise waived. The value reported above reflects the aggregate grant date fair value of restricted unit awards granted in 2014 computed in accordance with FASB ASC Topic 718, disregarding any estimate of forfeitures. Assumptions used in the calculation of these amounts are included in footnote 10 to Vanguard’s audited financial statements for the fiscal year ended December 31, 2014, included in Vanguard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014. As of December 31, 2014, Messrs. Anderson, McCullough and Singletary each held 4,379 unvested restricted units, which became 100% vested on January 20, 2015.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF VANGUARD

The following table sets forth the beneficial ownership of Vanguard’s units by:

•	each Unitholder known by Vanguard to be a beneficial owner of more than 5% of Vanguard’s outstanding units;
•	each of Vanguard’s directors and named executive officers; and
•	Vanguard’s directors and executive officers as a group.

The amounts and percentage of units beneficially owned are reported on the basis of the SEC rules governing the determination of beneficial ownership of securities. Under the SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, and/or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

Percentage of total units beneficially owned is based on 86,599,111 common units outstanding and 420,000 class B units outstanding as of August 27, 2015. Except as indicated by footnote, to Vanguard’s knowledge the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise indicated, the address of all of Vanguard’s directors and executive officers is c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057. Ownership amounts are as of August 27, 2015.

Name of Beneficial Owner	Common Units Beneficially Owned		Preferred Units Beneficially Owned		Class B Units Beneficially Owned(1)		Total Units Beneficially Owned
	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage
Scott W. Smith(2)	213,471	*	—	*	240,000	57.1	453,471	*
Richard A. Robert(2)	286,921	*	—	*	125,000	29.8	411,921	*
Britt Pence(2)	112,154	*	—	*	50,000	11.9	162,154	*
W. Richard Anderson	32,543	*	—	*	—	—	32,543	*
Bruce W. McCullough	23,386	*	1,000	*	—	—	24,386	*
Loren Singletary	36,912	*	—	*	—	—	36,912	*
All directors and executive officers as a group (6 persons)	705,387	*	1,000	*	415,000	98.8	1,121,387	1.3%

*	Less than 1%.
(1)	There are an additional 40,000 Vanguard class B units available to be issued in the future.
(2)	Vanguard class B units have substantially the same rights as the common units and, upon vesting, will become convertible into Vanguard common units at the election of the holder.

LEGAL MATTERS

The validity of the Vanguard common units to be issued in connection with the transactions contemplated by the merger agreement and being offered hereby, certain tax matters relating to those common units and certain U.S. federal income tax consequences of the merger will be passed upon for Vanguard by Paul Hastings LLP, Houston, Texas. Certain U.S. federal income tax consequences of the merger will be passed upon for Eagle Rock by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Vanguard and its subsidiaries as of December 31, 2014 and December 31, 2013 and for each of the three years in the period ended December 31, 2014 and management’s assessment of the effectiveness of Vanguard’s internal control over financial reporting as of December 31, 2014, and the statement of revenues and direct operating expenses of the oil and gas properties Vanguard acquired from Bill Barrett Corporation for the year ended December 31, 2013, which appears in Vanguard’s Current Report on Form 8-K/A filed with the SEC on November 3, 2014, incorporated by reference in this joint proxy statement/prospectus, have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The information incorporated herein by reference regarding estimated quantities of Vanguard’s proved reserves as of December 31, 2014 was prepared or derived from estimates prepared by Vanguard’s internal reservoir engineers, a substantial portion of which was audited by DeGolyer and MacNaughton, an independent reserve engineer. These estimates are incorporated herein by reference in reliance upon the authority of the firm as an expert in these matters.

The consolidated financial statements of Eagle Rock as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of Eagle Rock’s internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

The information incorporated herein by reference regarding estimated quantities of Eagle Rock’s proved reserves as of December 31, 2014 was prepared or derived from estimates prepared by Eagle Rock’s independent reserve engineer, Cawley, Gillespie & Associates, Inc. These estimates are incorporated herein by reference in reliance upon the authority of the firm as an expert in these matters.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K of LRR Energy, L.P. for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The information incorporated herein by reference regarding estimated quantities of LRE’s proved reserves as of December 31, 2014 was prepared or derived from estimates prepared by each of LRE’s independent reserve engineers, Miller and Lents, Ltd., Netherland, Sewell & Associates, Inc. and Ryder Scott Petroleum Consultants. These estimates are incorporated herein by reference in reliance upon the authority of the firm as an expert in these matters.

WHERE YOU CAN FIND MORE INFORMATION

Vanguard has filed with the SEC a registration statement under the Securities Act of which this joint proxy statement/prospectus forms a part, which registers the Vanguard common units to be issued to Eagle Rock unitholders in connection with the transactions contemplated by the merger agreement. The registration statement, including the exhibits and schedules attached to the registration statement, contains additional relevant information about Vanguard and its common units. The rules and regulations of the SEC allow Vanguard, Eagle Rock and LRE to omit certain information that is included in the registration statement from this joint proxy statement/prospectus.

Vanguard’s Filings (SEC File No. 001-33756)

Vanguard files annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC allows Vanguard to “incorporate by reference” into this joint proxy statement/prospectus the information it files with the SEC, which means that Vanguard can disclose important information to you by referring you to those documents. This joint proxy statement/prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. The information incorporated by reference is an important part of this joint proxy statement/prospectus, and information that Vanguard files later with the SEC will automatically update and supersede this information as well as the information included in this joint proxy statement/prospectus. Some documents or information, such as that called for by Items 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of the information contained therein is incorporated by reference into this joint proxy statement/prospectus. Vanguard incorporates by reference the documents listed below that it has previously filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2014, filed on March 2, 2015;
•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed on May 4, 2015, and the quarter ended June 30, 2015, filed on August 4, 2015;
•	Current Reports on Form 8-K or 8-K/A filed on September 16, 2014, October 1, 2014, November 3, 2014, February 13, 2015 (two reports), March 12, 2015 (two reports), March 25, 2015, April 21, 2015, April 22, 2015, May 22, 2015 (two reports) and May 26, 2015, May 27, 2015, June 4, 2015 and July 8, 2015;
•	Proxy Statement on Schedule 14A filed on April 20, 2015; and
•	the description of the Vanguard common units contained in the Registration Statement filed on Form 8-A filed on April 22, 2013 and any subsequent amendment thereto filed for the purpose of updating such description.

Vanguard also incorporates by reference additional documents that it files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of the initial registration statement and prior to the effectiveness of the registration statement, as well as between the date of this joint proxy statement/prospectus and the date on the later to occur of the Vanguard annual meeting and the Eagle Rock special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. To the extent that any information contained in any Current Report on Form 8-K incorporated by referenced into this document (or any exhibit thereto) was furnished under Item 2.02 or 7.01 of Form 8-K, rather than filed, with the SEC, such information or exhibit is specifically not incorporated by reference into this joint proxy statement/prospectus.

Vanguard will provide a copy of any document incorporated by reference in this joint proxy statement/prospectus and any exhibit specifically incorporated by reference in the documents it incorporates by reference, without charge, by written or oral request directed to Vanguard at the following address and telephone number:

Vanguard Natural Resources, LLC
Attention: Investor Relations
5847 San Felipe, Suite 3000
Houston, Texas 77507
832-327-2234
investorrelations@vnrllc.com

Eagle Rock’s Filings (SEC File No. 001-33016)

Eagle Rock files annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC allows Eagle Rock to “incorporate by reference” into this joint proxy statement/prospectus the information it files with the SEC, which means that Eagle Rock can disclose important information to you by referring you to those documents. This joint proxy statement/prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. The information incorporated by reference is an important part of this joint proxy statement/prospectus, and information that Eagle Rock files later with the SEC will automatically update and supersede this information as well as the information included in this joint proxy statement/prospectus. Some documents or information, such as that called for by Items 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of the information contained therein is incorporated by reference into this joint proxy statement/prospectus. Eagle Rock incorporates by reference the documents listed below that it has previously filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2014, filed on March 2, 2015;
•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed on May 1, 2015, and for the quarter ended June 30, 2015, filed on July 31, 2015;
•	Current Reports on Form 8-K or 8-K/A filed on April 22, 2015, April 24, 2015, May 22, 2015, May 27, 2015, July 8, 2015 and July 22, 2015;
•	Proxy Statement on Schedule 14A filed on March 31, 2015; and
•	the description of the Eagle Rock common units contained in the Registration Statement filed on Form 8-A filed on September 12, 2006 and any subsequent amendment thereto filed for the purpose of updating such description.

Eagle Rock also incorporates by reference additional documents that it files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of the initial registration statement and prior to the effectiveness of the registration statement, as well as between the date of this joint proxy statement/prospectus and the date on the later to occur of the Vanguard annual meeting and the Eagle Rock special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. To the extent that any information contained in any Current Report on Form 8-K incorporated by referenced into this document (or any exhibit thereto) was furnished under Item 2.02 or 7.01 of Form 8-K, rather than filed, with the SEC, such information or exhibit is specifically not incorporated by reference into this joint proxy statement/prospectus.

Eagle Rock will provide a copy of any document incorporated by reference in this joint proxy statement/prospectus and any exhibit specifically incorporated by reference in the documents it incorporates by reference, without charge, by written or oral request directed to Eagle Rock at the following address and telephone number:

Eagle Rock Energy Partners, L.P.
1415 Louisiana Street, Suite 2700
Houston, TX 77002
(281) 408-1200

LRE’s Filings (SEC File No. 001-35344)

LRE files annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC allows Vanguard to “incorporate by reference” into this joint proxy statement/prospectus the information that LRE has filed with the SEC, which means that Vanguard can disclose important information about LRE to you by referring you to those documents. This joint proxy statement/prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. The information incorporated by reference is an important part of this joint proxy statement/prospectus, and information that LRE files later with the SEC will automatically update and supersede this information as well as the information included in this joint proxy statement/prospectus. Some documents or information, such as that called for by Items 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of the information contained therein is incorporated by reference into this joint proxy statement/prospectus. Vanguard incorporates by reference the LRE documents listed below that it has previously filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2014, filed on March 4, 2015; and
•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed on May 6, 2015, and for the quarter ended June 30, 2015, filed on August 4, 2015.

Vanguard also incorporates by reference additional documents that LRE files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of the initial registration statement and prior to the effectiveness of the registration statement, as well as between the date of this joint proxy statement/prospectus and the date on the later to occur of the Vanguard annual meeting and the Eagle Rock special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. To the extent that any information contained in any Current Report on Form 8-K incorporated by referenced into this document (or any exhibit thereto) was furnished under Item 2.02 or 7.01 of Form 8-K, rather than filed, with the SEC, such information or exhibit is specifically not incorporated by reference into this joint proxy statement/prospectus.

Vanguard, Eagle Rock and LRE also make available free of charge on their Internet websites at www.vnrllc.com, www.eaglerockenergy.com and www.lrrenergy.com, respectively, the reports and other information filed by Vanguard, Eagle Rock and LRE with the SEC, as soon as reasonably practicable after such material is electronically filed or furnished to the SEC. None of Vanguard’s, Eagle Rock’s or LRE’s websites, and none of the information contained on their websites, is part of this joint proxy statement/prospectus or the documents incorporated by reference.

The SEC maintains an Internet website that contains reports, proxy and information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. This system can be accessed at www.sec.gov. You can find information that Vanguard, Eagle Rock and LRE file with the SEC by reference to their names or to their SEC file numbers. You also may read and copy any document Vanguard, Eagle Rock or LRE files with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room and its copy charges.

None of Vanguard, Eagle Rock or LRE has authorized anyone to give any information or make any representation about the merger, Vanguard, Eagle Rock or LRE that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated by reference. Therefore, if any one distributes this type of information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct these types or activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of its date, or in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

The information concerning Vanguard contained in this joint proxy statement/prospectus or incorporated by reference has been provided by Vanguard, and the information concerning Eagle Rock contained in this joint proxy statement/prospectus has been provided by Eagle Rock.

In order to receive timely delivery of requested documents in advance of the Vanguard annual meeting or the Eagle Rock special meeting, your request should be received no later than September 28, 2015. If you request any documents, Vanguard or Eagle Rock, as applicable, will mail them to you by first class mail, or another equally prompt means, within one business day after receipt of your request.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

VANGUARD NATURAL RESOURCES, LLC

TALON MERGER SUB, LLC

EAGLE ROCK ENERGY PARTNERS, L.P.

AND

EAGLE ROCK ENERGY GP, L.P.

DATED AS OF MAY 21, 2015

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 21, 2015 (this “Agreement”), is entered into by and among Vanguard Natural Resources, LLC, a Delaware limited liability company (“Parent”), Talon Merger Sub, LLC, a Delaware limited liability company and wholly owned indirect subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Entities”), Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), and Eagle Rock GP, L.P., a Delaware limited partnership (“ Partnership GP,” and, together with the Partnership, the “Partnership Entities”).

RECITALS

WHEREAS, the Partnership Board has (a) determined that it is in the best interests of the Partnership and the Partnership Unitholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby and (c) resolved to submit this Agreement to a vote of the Partnership Unitholders and recommend approval of this Agreement by the Partnership Unitholders; and

WHEREAS, the Parent Board has (a) determined that it is in the best interests of Parent and the Parent Unitholders, and declared it advisable, for Parent and Merger Sub to enter into this Agreement, (b) approved the execution, delivery and performance by Parent and Merger Sub of this Agreement and the transactions contemplated hereby and (c) resolved to submit the New Common Unit Issuance to a vote of the Parent Unitholders and recommend approval of the New Common Unit Issuance by the Parent Unitholders; and

WHEREAS, Parent, as the indirect managing member of Merger Sub, has approved and declared advisable this Agreement and the transactions contemplated hereby and has approved the execution, delivery and performance by Merger Sub of this Agreement and the transactions contemplated hereby; and

WHEREAS, as a condition to Parent’s willingness to enter into this Agreement, Parent, the Partnership, Partnership GP and certain holders of the issued and outstanding Partnership Common Units have entered into a Voting and Support Agreement, dated as of the date of this Agreement (the “Voting Agreement”), pursuant to which, among other things, the holders of certain of the issued and outstanding Partnership Common Units have agreed to vote to adopt this Agreement and take certain other actions in furtherance of the Merger in each case on the terms and subject to the conditions provided for in the Voting Agreement; and

WHEREAS, concurrently with the execution of this Agreement, certain holders of the issued and outstanding Partnership Common Units have entered into a Registration Rights Agreement with Parent, dated as of the date of this Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, Parent will file a registration statement with the SEC to register for resale certain New Common Units issued pursuant to Section 3.1.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the Parties hereto agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

1.1 Certain Definitions.  As used in this Agreement, the following terms have the meanings set forth below:

“Absent Employee” has the meaning set forth in Section 7.14(a).

“Action” has the meaning set forth in Section 7.10(a).

“Additional Member” has the meaning set forth in the Parent Agreement.

“Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling,” “controlled by” and “under common control with”) means, with respect to a Person, the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of equity interests, including, but not limited to, voting securities, by contract or agency or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Proposal” has the meaning set forth in Section 7.3(h)(i).

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Average Closing Price” means, as of any date, the average of the closing sale prices of a Parent Common Unit as reported on the NASDAQ Global Select Market for the 10 consecutive full trading days (in which such Parent Common Units are traded on the NASDAQ Global Select Market) ending at the close of trading on the full trading day immediately preceding such date.

“Balance Sheet Date” has the meaning set forth in Section 5.9.

“Book-Entry Units” has the meaning set forth in Section 3.2.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are authorized or required to be closed in New York City, New York.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq., as amended.

“Certificate” has the meaning set forth in Section 3.2.

“Certificate of Merger” has the meaning set forth in Section 2.1(b).

“Claim” has the meaning set forth in Section 7.10(a).

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” means the Internal Revenue Code of 1986, 26 U.S.C. §1 et seq., as amended.

“Confidentiality Agreement” means that certain Confidentiality Agreement entered into by and between Parent and the Partnership dated as of October 3, 2014.

“Continuation Period” has the meaning set forth in Section 7.14(b).

“Continuing Employees” has the meaning set forth in Section 7.14(a).

“Deemed Record Date” means (a) August 7, 2015, with respect to distributions paid by Parent to Parent Unitholders attributable to the months of April, May and June 2015, (b) November 9, 2015, with respect to distributions paid by Parent to Parent Unitholders attributable to the months of July, August and September 2015, (c) February 8, 2016, with respect to distributions paid by Parent to Parent Unitholders attributable to the months of October, November and December 2015, and (d) May 9, 2016, with respect to distributions paid by Parent to Parent Unitholders attributable to the months of January, February and March 2016.

“Disguised Sale” has the meaning set forth in Section 3.3(k).

“DLLCA” means the Delaware Limited Liability Company Act, 6 Del.C. §18-101 et seq., as amended.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act, 6 Del.C. §17-101 et seq., as amended.

“Effective Time” has the meaning set forth in Section 2.1(b).

“Employee Benefit Plan” means:

(a) any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and

(b) any personnel policy (oral or written), unit option, restricted unit, unit purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and other employee benefit plan, agreement, arrangement, program, practice, or understanding.

“Employees” has the meaning set forth in Section 5.19(i).

“Environmental Laws” means any Law that relates to:

(a) the protection of occupational health and safety or the environment (including air, surface water, groundwater, surface land, subsurface land, plant and animal life, any other natural resource or any matter arising out of or relating to pollution or contamination), or

(b) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, management, disposal or Release of Hazardous Materials, in each case as in effect at the date of this Agreement.

“Environmental Permit” means any permit, license, regulation, consent, certification, variance, exemption, approval or other authorization required under any Environmental Law.

“Equity Distribution Agreement” means the Equity Distribution Agreement, dated March 12, 2015, by and among Parent and its subsidiaries and Credit Suisse Securities (USA) LLC, UBS Securities LLC, BMO Capital Markets Corp., MLV & Co. LLC, SunTrust Robinson Humphrey, Inc. and BB&T Capital Markets, a division of BB&T Securities, LLC, as managers.

“ERISA” means the Employee Retirement Income Security Act of 1974, 29 U.S.C. §1001 et seq., as amended.

“ERISA Affiliate” means any Person under common control with the Partnership or Parent, as applicable, within the meaning of Section 414(b), (k), or (m) of the Code or Section 4001 of ERISA.

“ETP Units” means the “Common Units” of Energy Transfer Partners, L.P. (as defined in the Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P., as amended or supplemented from time to time) that are owned or held by the Partnership or its Subsidiaries.

“Exchange Act” means the Securities Exchange Act of 1934, 15 U.S.C. §78a et seq., as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 3.3(a).

“Exchange Fund” has the meaning set forth in Section 3.3(a).

“Exchange Ratio” has the meaning set forth in Section 3.1(c).

“Excluded Units” has the meaning set forth in Section 3.1(d).

“Existing Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of May 24, 2010, as amended from time to time.

“Expenses” has the meaning set forth in Section 9.4(i).

“Financing Sources” has the meaning set forth in Section 10.13.

“Finance Related Parties” has the meaning set forth in Section 10.13.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any national, state, local, county, parish or municipal government, domestic or foreign, any agency, board, bureau, commission, court, tribunal, subdivision, department or other governmental or regulatory authority or instrumentality, or any arbitrator or arbitral body, in each case that has jurisdiction over Parent or the Partnership, as the case may be, or any of their respective Subsidiaries or any of their or their respective Subsidiaries’ properties or assets.

“Hazardous Material” means any substance, material or waste that is listed, defined, designated, classified or otherwise regulated as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” pursuant to any Environmental Law, including petroleum and petroleum by-products, PCBs and asbestos.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. §18a et seq., as amended, and the rules and regulations promulgated thereunder.

“Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas) and other liquids or gaseous hydrocarbons or any combination thereof produced or associated therewith.

“Indebtedness” of any Person means:

(a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property);

(b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person;

(c) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person;

(d) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP;

(e) indebtedness of others as described in clauses (a) through (d) above in any manner guaranteed by such Person or for which it is or may become contingently liable;

but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Indemnification Expenses” has the meaning set forth in Section 7.10(a).

“Indemnified Parties” has the meaning set forth in Section 7.10(a).

“Indemnitees” has the meaning set forth in the Existing Partnership Agreement.

“Intellectual Property” means all intellectual property and similar proprietary rights, including intellectual property rights in the following: (a) trademarks, service marks, trade dress, logos, slogans, domain names, trade names and corporate names, all applications and registrations for the foregoing, including all renewals of the same, (b) inventions (regardless of whether patentable), utility models, supplementary protection certifications, patents and patent applications, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reexaminations and reissues, (c) confidential information, trade secrets and know-how and (d) copyrightable works of authorship (including databases and other compilations of information), copyrights, computer software, industrial designs and other design rights, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.

“Intervening Event” has the meaning set forth in Section 7.3(e).

“Interview Period” has the meaning set forth in Section 7.14(a).

“Knowledge” means the actual knowledge, after reasonable inquiry, of, in the case of the Partnership, the individuals listed in Section 1.1 of the Partnership Disclosure Schedule and in the case of Parent, the individuals listed on Section 1.1 of the Parent Disclosure Schedule.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Authority, including common law.

“Letter of Transmittal” has the meaning set forth in Section 3.3(b).

“Lien” means any mortgage, lien, charge, restriction (including restrictions on transfer), pledge, security interest, option, right of first offer or refusal, preemptive right, lease or sublease, claim, right of any third party, covenant, right of way, easement, encroachment or encumbrance.

“LRR Agreement” has the meaning set forth in Section 4.2.

“LRR Consent” means that letter agreement of even date herewith among Parent, LRE GP, LLC and LRR Energy, L.P. related to the consent of the board of directors of LRE GP, LLC to the transactions contemplated hereby.

“LRR GP Sellers” means Lime Rock Management LP, a Delaware limited partnership, Lime Rock Resources A, L.P., a Delaware limited partnership, Lime Rock Resources B, L.P., a Delaware limited partnership, Lime Rock Resources C, L.P., a Delaware limited partnership, Lime Rock Resources II-A, L.P., a Delaware limited partnership, and Lime Rock Resources II-C, L.P., a Delaware limited partnership.

“Material Adverse Effect” means, when used with respect to a Person, any change, event, development, circumstance, condition, occurrence or effect that, individually or in the aggregate, has a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether a Material Adverse Effect has occurred:

(a) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

(b) changes in general economic conditions in the:

(i) oil and gas exploration and production industry;

(ii) the natural gas gathering, compressing, treating, processing and transportation industry generally;

(iii) the natural gas liquids fractionating and transportation industry generally;

(iv) the crude oil and condensate logistics and marketing industry generally; and

(v) the natural gas marketing and trading industry generally (including in each case changes in the Laws affecting such industries);

(c) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including acts of terrorism;

(d) any hurricane, tornado, flood, earthquake or other natural disaster;

(e) with respect to the Partnership only, the identity of, or actions or omissions of Parent, or its Affiliates, or any action taken or omitted to be taken by the Partnership or its Affiliates pursuant to or in accordance with this Agreement or at the request of or with the consent of Parent;

(f) the announcement or pendency of this Agreement (including, for the avoidance of doubt, performance of this Agreement);

(g) any change in the market price or trading volume of the common units of such Person or any securities owned by such Person (it being understood and agreed that the exception in this clause (g) shall not preclude any Party from asserting that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change should be deemed to constitute, or be taken into account in determining whether there has been a Material Adverse Effect);

(h) any failure to meet any internal or published budgets, predictions, financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (h) shall not preclude any Party from asserting that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

(i) any changes in GAAP (or authoritative interpretation of GAAP);

(j) changes in any Laws or regulations applicable to such Person or the industries in which such Person operates or the interpretations thereof; and

(k) any legal proceedings commenced by or involving any current or former member, partner or equityholder of such Person (on their own behalf or on behalf of such Person) arising out of or related to this Agreement or the transactions contemplated hereby;

provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in clauses (a), (b), (c) or (d) will be taken into account for purposes of determining whether a Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately affects such Person, as compared to other similarly situated Persons operating in the industries in which such Person operates.

“Maximum Amount” has the meaning set forth in Section 7.10(d).

“Merger” has the meaning set forth in Section 2.1(a).

“Merger Consideration” has the meaning set forth in Section 3.1(c).

“Merger Sub” has the meaning set forth in the Preamble.

“NASDAQ” means NASDAQ Stock Market LLC.

“New Common Units” has the meaning set forth in Section 3.1(c).

“New Common Unit Issuance” has the meaning set forth in Section 3.1(c).

“Notice Period” has the meaning set forth in Section 7.3(d)(i).

“Offered Employee” has the meaning set forth in Section 7.14(a).

“Oil and Gas Properties” means all interests in and rights with respect to oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions.

“Other Parties” means, (a) with respect to any Partnership Entity, the Parent Entities, and (b) with respect to any Parent Entity, the Partnership Entities.

“Outside Date” has the meaning set forth in Section 9.1(e).

“Parent” has the meaning set forth in the Preamble.

“Parent Agreement” means the Fifth Amended and Restated Limited Liability Company Agreement of Parent, dated September 15, 2014, as amended from time to time.

“Parent Assignee” means any “Assignee” as such term is defined in the Parent Agreement.

“Parent Board” means the board of directors of Parent.

“Parent Board Recommendation” has the meaning set forth in Section 7.2(c).

“Parent Class B Unit” means the class B units representing limited liability company interests of Parent, having the rights and obligations specified with respect to “Class B Units” as set forth in the Parent Agreement.

“Parent Common Units” means the common units representing limited liability company interests of Parent having the rights and obligations specified with respect to the “Common Units” as set forth in the Parent Agreement.

“Parent Disclosure Schedule” has the meaning set forth in Section 4.2.

“Parent Employee Benefit Plan” has the meaning set forth in Section 6.19(a).

“Parent Entities” has the meaning set forth in the Preamble.

“Parent Financial Statements” has the meaning set forth in Section 6.7(b).

“Parent Intellectual Property” has the meaning set forth in Section 6.20.

“Parent Material Adverse Effect” has the meaning set forth in Article VI.

“Parent Material Agreement” has the meaning set forth in Section 6.12.

“Parent Meeting” has the meaning set forth in Section 5.6.

“Parent Permits” has the meaning set forth in Section 6.11(b).

“Parent Preferred Units” means, collectively, the Parent Series A Preferred Units, the Parent Series B Preferred Units and the Parent Series C Preferred Units.

“Parent Reserve Report” has the meaning set forth in Section 6.14.

“Parent Restricted Units” has the meaning set forth in Section 3.1(e).

“Parent SEC Documents” has the meaning set forth in Article VI.

“Parent Series A Preferred Units” means the equity interests in Parent having the rights and obligations specified with respect to the “Series A Preferred Units” as set forth in the Parent Agreement.

“Parent Series B Preferred Units” means the equity interests in Parent having the rights and obligations specified with respect to the “Series B Preferred Units” as set forth in the Parent Agreement.

“Parent Series C Preferred Units” means the equity interests in Parent having the rights and obligations specified with respect to the “Series C Preferred Units” as set forth in the Parent Agreement.

“Parent Unitholder Approval” has the meaning set forth in Section 6.25.

“Parent Unitholders” means, collectively, the holders of outstanding Parent Common Units and Parent Class B Units.

“Partnership” has the meaning set forth in the Preamble.

“Partnership 401(k)” means the Eagle Rock Energy 401(k) Plan.

“Partnership Board” means the board of directors of Partnership GP LLC, the general partner of Partnership GP.

“Partnership Board Recommendation” has the meaning set forth in Section 7.2(b).

“Partnership Certificate of Limited Partnership” means the certificate of limited partnership of the Partnership as filed with the Secretary of State of the State of Delaware on May 25, 2006.

“Partnership Change in Recommendation” has the meaning set forth in Section 7.3(c).

“Partnership Common Units” means the common units representing limited partner interests of the Partnership having the rights and obligations specified with respect to the “Common Units” as set forth in the Existing Partnership Agreement.

“Partnership Disclosure Schedule” has the meaning set forth in Section 4.1.

“Partnership Employee Benefit Plan” has the meaning set forth in Section 5.19(a).

“Partnership Entities” has the meaning set forth in the Preamble.

“Partnership Financial Statements” has the meaning set forth Section 5.7(b).

“Partnership GP” has the meaning set forth in the Preamble.

“Partnership GP Agreement” means the Agreement of Limited Partnership of Partnership GP dated May 25, 2006.

“Partnership GP LLC” means Eagle Rock Energy G&P, LLC.

“Partnership Intellectual Property” has the meaning set forth in Section 5.20.

“Partnership LTIP” means the Eagle Rock Energy Long-Term Incentive Plan, as amended from time to time.

“Partnership Material Adverse Effect” has the meaning set forth in Article V.

“Partnership Material Agreement” has the meaning set forth in Section 5.12(a).

“Partnership Meeting” has the meaning set forth in Section 5.6.

“Partnership Parties” has the meaning set forth in Section 10.13.

“Partnership Permits” has the meaning set forth in Section 5.11(b).

“Partnership Related Party Transaction” has the meaning set forth in Section 5.21.

“Partnership Reserve Report” has the meaning set forth in Section 5.14.

“Partnership Restricted Units” has the meaning set forth in Section 3.1(e).

“Partnership SEC Documents” has the meaning set forth in Article V.

“Partnership Unitholder Approval” has the meaning set forth in Section 5.26.

“Partnership Unitholders” means the holders of outstanding Partnership Common Units.

“Party” means a party to this Agreement.

“Permitted Encumbrances” means:

(a) to the extent waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens for Taxes or assessments that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established by the party responsible for payment thereof;

(c) lease burdens payable to third parties that are deducted in the calculation of discounted present value in the Partnership Reserve Report or the Parent Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(d) (i) contractual or statutory Liens securing obligations for labor, services, materials and supplies furnished to mineral interests, or (ii) Liens on pipeline or pipeline facilities that arise out of operation of Law, or (iii) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in the case of any Lien described in the foregoing clauses (i), (ii) or (iii), such Lien (A) secures obligations that are not Indebtedness and are not delinquent and (B) has no material adverse effect on the value, use or operation of the property encumbered thereby;

(e) Liens incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds;

(f) pre-judgment Liens and judgment Liens in existence less than 15 days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full (subject to a customary deductible) by insurance;

(g) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the Partnership or any of its Subsidiaries, to the extent existing on the date of this Agreement;

(h) customary Liens for the fees, costs and expenses of trustees and escrow agents pursuant to the indenture, escrow agreement or other similar agreement establishing such trust or escrow arrangement;

(i) such title defects as Parent (in the case of title defects with respect to properties or assets of the Partnership or its Subsidiaries) or the Partnership (in the case of title defects with respect to properties or assets of Parent or its Subsidiaries), as applicable, may have expressly waived in writing;

(j) rights reserved to or vested in any Governmental Authority to control or regulate any of the Partnership’s or Parent’s or their respective Subsidiaries’ properties or assets in any manner;

(k) Liens existing on the date of this Agreement securing any Indebtedness;

(l) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Partnership or Parent or any of their respective Subsidiaries that are customarily granted in the oil and gas industry and (i) do not materially interfere with the operation, value or use of the property or asset affected or (ii) increase the burdens payable to third parties that are deducted in the calculation of discounted present value in the Partnership Reserve Report or Parent Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(m) any Liens discharged at or prior to the Effective Time; and

(n) all other Liens, defects and irregularities not arising in connection with Indebtedness, and any encroachments, overlapping improvements, and other state of facts as would be shown on an accurate survey of any real property, that are not such as to materially interfere with the operation, value or use of the property or asset affected.

“Person” or “person” means any individual, corporation, limited liability company, limited or general partnership, limited liability partnership, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Authority, or any group comprised of two or more of the foregoing.

“Proceedings” has the meaning set forth in Section 5.16.

“Proxy Statement” has the meaning set forth in Section 5.6.

“Qualified Offer” means an offer of employment to an Employee by the Parent or a Parent Affiliate that meets each of the following conditions: (i) an offer of a base salary or wages that is equal to or greater than the base salary or wages that the Employee was receiving as of the Effective Time; (ii) an offer of incentive opportunities (including, without limitation, both cash and equity-based incentive opportunities, as well as short-term and long-term opportunities) that are no less favorable, in the aggregate, than the incentive opportunities that the Employee was receiving as of the Effective Time; (iii) an offer of other employee benefits (including, without limitation, health, welfare and retirement benefits) that are no less favorable, in the aggregate, to the benefits that the Employee was receiving as of the Effective Time; and (iv) the offer must not require the Employee to accept a change in the geographic location at which the Employee must perform services to a location that is more than 50 miles from the location at which the Employee normally performs such services as of the Effective Time (not including reasonably required business travel that is not materially greater than such travel requirements prior to the Effective Time).

“Registration Rights Agreement” has the meaning set forth in the Recitals.

“Registration Statement” has the meaning set forth in Section 6.6.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping or disposing into the indoor or outdoor environment.

“Representatives” means with respect to a Person, its directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative.

“Retiring Employee” has the meaning set forth in Section 7.14(a).

“Rights” means, with respect to any Person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such person (or the general partner of such person) to issue, transfer or sell any partnership or other equity interest of such person or any of its Subsidiaries or any securities convertible into or exchangeable for such partnership interests or equity interests, or (b) contractual obligations of such person (or the general partner of such person) to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in such person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this definition.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, 15 U.S.C. §77a et seq., as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions,

(b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries.

“Superior Proposal” has the meaning set forth in Section 7.3(h)(ii).

“Supplemental Indemnification Agreements” means those certain Supplemental Indemnification Agreements among the Partnership, Partnership GP, Partnership GP LLC and the officers and directors of Partnership GP LLC, Partnership GP and/or the Partnership.

“Surviving Entity” has the meaning set forth in Section 2.1(a).

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under state or federal law.

“Tax Law” means any Law relating to Taxes.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, or other similar assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority, whether disputed or not.

“Termination Fee” has the meaning set forth in Section 9.4(h).

“Unqualified Offer” means any offer of employment to an Employee by the Parent or a Parent Affiliate that is not a Qualified Offer.

“Voting Agreement” has the meaning set forth in the Recitals.

“Willful Breach” has the meaning set forth in Section 9.3.

1.2 Interpretation.  Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used;

(b) examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(c) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;

(d) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(e) the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”;

(f) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(g) all references to prices, values or monetary amounts refer to United States dollars;

(h) wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;

(i) this Agreement has been jointly prepared by the Parties, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any Party had a greater or lesser hand in drafting this Agreement;

(j) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(k) any references herein to a particular Section, Article, Annex or Schedule means a Section or Article of, or an Annex or Schedule to, this Agreement unless otherwise expressly stated herein;

(l) the Annexes and Schedules attached to this Agreement are incorporated herein by reference and will be considered part of this Agreement;

(m) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;

(n) all references to days mean calendar days unless otherwise provided; and

(o) all references to time mean Houston, Texas time.

ARTICLE II
THE MERGER; EFFECTS OF THE MERGER

2.1 The Merger.

(a) The Merger and Surviving Entity.  Upon the terms and subject to the conditions of this Agreement, and in accordance with the DRULPA and the DLLCA, at the Effective Time, Merger Sub will merge with and into the Partnership (the “Merger”), the separate existence of Merger Sub will cease, and the Partnership will survive and continue to exist as a Delaware limited partnership (the Partnership, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”).

(b) Effectiveness and Effects of the Merger.  Subject to the provisions of this Agreement, the Merger will become effective upon the filing of a properly executed certificate of merger (the “Certificate of Merger”) with the office of the Secretary of State of the State of Delaware or such later date and time as may be agreed to by Parent and the Partnership and set forth in such Certificate of Merger (the “Effective Time”), in accordance with the DRULPA and the DLLCA. The Merger will have the effects set forth in this Agreement and the applicable provisions of the DRULPA and the DLLCA.

(c) Certificate of Limited Partnership and Agreement of Limited Partnership.  At the Effective Time, (i) the Partnership Certificate of Limited Partnership will remain unchanged and will be the certificate of limited partnership of the Surviving Entity until duly amended in accordance with applicable Law and (ii) the Existing Partnership Agreement will remain unchanged and will be the agreement of limited partnership of the Surviving Entity until duly amended in accordance with the terms thereof and applicable Law.

(d) Admission as Partner.  At the Effective Time, (i) by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Partnership, the Partnership GP or any holder of Parent securities or Partnership Common Units, Parent shall be admitted as the sole limited partner of the Partnership and will hold all Partnership Common Units, (ii) Partnership GP shall continue as the sole general partner of the Partnership, and (iii) the Partnership shall continue without dissolution.

2.2 Closing.  Subject to the provisions of Article VIII, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) will occur on (a) the third Business Day after the day on which the last of the conditions set forth in Article VIII (excluding conditions that, by their nature, cannot be satisfied until the Closing Date, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived in accordance with the terms of this Agreement or (b) such other date to which Parent and the Partnership may agree in writing. The date on which the Closing occurs is referred to as the “Closing

Date.” The Closing of the transactions contemplated by this Agreement will take place at the offices of Paul Hastings LLP, 600 Travis Street, 58th Floor, Houston, Texas 77002, at 10:00 a.m. Houston time on the Closing Date.

ARTICLE III
MERGER CONSIDERATION; EXCHANGE PROCEDURES

3.1 Merger Consideration.  Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Partnership, Partnership GP, or any holder of Parent securities or Partnership Common Units:

(a) All of the limited liability company interests in Merger Sub outstanding immediately prior to the Effective Time will be automatically converted into the sole limited partner interest in the Partnership.

(b) The general partner interest in the Partnership issued and outstanding immediately prior to the Effective Time will remain outstanding in the Surviving Entity in the form set forth in the Existing Partnership Agreement, and Partnership GP, as the holder of such general partner interest, will continue as the sole general partner of the Surviving Entity as set forth in the Existing Partnership Agreement. At the Effective Time, the books and records of the Partnership will be revised to reflect that all limited partners of the Partnership immediately prior to the Effective Time cease to be limited partners of the Partnership pursuant to the terms of this Agreement and that Parent is the sole limited partner of the Partnership, and the Partnership will continue without dissolution.

(c) Each Partnership Common Unit issued and outstanding immediately prior to the Effective Time (excluding any Excluded Units) will be converted into the right to receive 0.185 Parent Common Units (the “Merger Consideration,” and such ratio, the “Exchange Ratio”), which Parent Common Units will be duly authorized, validly issued and fully paid in accordance with applicable Laws and the Parent Agreement, as applicable (such Parent Common Units described in this clause (c) are referred to herein as the “New Common Units,” and the issuance of the New Common Units as part of the Merger Consideration pursuant to this Agreement is referred to herein as the “New Common Unit Issuance”).

(d) Notwithstanding anything to the contrary in this Agreement, at the Effective Time, each Partnership Common Unit (if any) owned immediately prior to the Effective Time by the Partnership or its wholly owned Subsidiaries or by Parent or its wholly owned Subsidiaries (collectively, the “Excluded Units”) will automatically be cancelled and cease to exist and no consideration will be received therefor.

(e) At the Effective Time, except as noted within the last sentence of this Section 3.1(e), any award of Partnership Common Units (including performance units based upon Partnership Common Units) issued under the Partnership LTIP (“Partnership Restricted Units”) and outstanding immediately prior to the Effective Time shall be converted into new awards of restricted units based upon Parent Units (“Parent Restricted Units”). With respect to any Partnership Restricted Unit that is a performance unit prior to the Effective Time, the performance period shall end and be calculated by the Partnership immediately prior to the Effective Time in accordance with the terms of the individual performance unit award agreements that govern such awards, and the target number of performance units for each holder shall be adjusted in accordance with the terms of the individual performance unit award agreements that govern such awards immediately prior to the conversion of that adjusted Partnership Restricted Unit to a Parent Restricted Unit; provided, however, that the Partnership’s calculation of the performance actually attained on the “Change in Control Date” (as defined in the applicable award agreements) for the shortened performance period shall be subject to the Parent’s good faith review of such calculations on or as soon as practicable following the Closing. Each award of Partnership Restricted Units being converted into an award of Parent Restricted Units shall be converted with the number of Parent Restricted Units subject to each such converted award to be equal to the result of (i) the number of Partnership Restricted Units subject to such award multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole Parent Restricted Unit. Each Parent Restricted Unit shall represent a right to receive a Parent Common Unit on the date the restrictions applicable to the Parent Restricted Unit lapses. The agreements between the Partnership GP and each such award holder regarding the Partnership Restricted Units shall be assumed by Parent or an Affiliate thereof, and such awards, as converted by Parent pursuant to this Section 3.1(e) into Parent Restricted Units, shall continue to be governed, on and after the Effective

Time, by the terms and conditions of such agreements (subject to the adjustments required by this Section 3.1(e) after giving effect to the Merger) and by the Partnership LTIP as adopted by Parent pursuant to Section 3.5 and shall otherwise be subject to the same terms and conditions, including, but not limited to, vesting. Notwithstanding the foregoing, the vesting of the Partnership Restricted Units that any Employee who is either not an Offered Employee or is an Offered Employee that received an Unqualified Offer and determined not to accept such an Unqualified Offer or any member of the Partnership Board holds at the Effective Time shall be accelerated by the Partnership in accordance with the terms of the Partnership LTIP and the applicable award agreements as if the Employee’s or Partnership Board members’ service relationship was terminated without “Cause” or by an “Involuntary Termination,” as applicable, on or following a “Change of Control” (each term as defined in the applicable award agreements) and such Partnership Restricted Units shall be converted into the right to receive the Merger Consideration pursuant to Section 3.1(c) on the terms applicable to issued and outstanding Partnership Common Units. If an Employee is an Offered Employee that received a Qualified Offer and determined not to accept such a Qualified Offer, the Employee’s Partnership Restricted Units will be forfeited pursuant to his award agreements as if he had voluntarily resigned immediately prior to the Effective Time.

3.2 Rights As Unitholders; Unit Transfers.  All Partnership Common Units converted into the right to receive the Merger Consideration pursuant to Section 3.1(c) will cease to be outstanding and will automatically be canceled and will cease to exist when converted as a result of and pursuant to the Merger. At the Effective Time, each holder of a certificate representing Partnership Common Units (a “Certificate”) and each holder of non-certificated Partnership Common Units represented by book-entry (“Book-Entry Units”) will cease to be a limited partner of the Partnership and cease to have any rights with respect thereto, except the right to receive (a) the Merger Consideration, and the right to be admitted as an Additional Member of Parent in connection therewith, (b) any cash to be paid in lieu of any fractional New Common Unit in accordance with Section 3.3(d), and (c) any distributions in accordance with Section 3.3(c), in each case, to be issued or paid, without interest, in consideration therefor in accordance with Section 3.3; provided, however, that the rights of (i) any holder of the Partnership Restricted Units will be as set forth in Section 3.5, and (ii) any holder of Excluded Units will be as set forth in Section 3.1(d). In addition, holders as of the relevant record date of Partnership Common Units immediately prior to the Effective Time will have continued rights to any distribution, without interest, with respect to such units with a record date occurring prior to the Effective Time that may have been declared or made by the Partnership with respect to such Partnership Common Units in accordance with the terms of the Existing Partnership Agreement and this Agreement and which remains unpaid as of the Effective Time. Such distributions by the Partnership are not part of the Merger Consideration, and will be paid on the payment date set therefor to such holders of Partnership Common Units regardless of whether they exchange their Partnership Common Units pursuant to Section 3.3. At the Effective Time, the unit transfer books of the Partnership will be closed immediately and there will be no further registration of transfers on the unit transfer books of the Partnership with respect to Partnership Common Units.

3.3 Exchange of Certificates.

(a) Exchange Agent.  Prior to the Effective Time, Parent will appoint a commercial bank or trust company reasonably acceptable to the Partnership to act as exchange agent hereunder for the purpose of exchanging Partnership Common Units for the Merger Consideration as required by this Article III (the “Exchange Agent”). Promptly after the Effective Time, Parent will deposit, or cause to be deposited, with the Exchange Agent for the benefit of the holders of the applicable Partnership Common Units, for exchange in accordance with this Article III, through the Exchange Agent, New Common Units and cash as required by this Article III. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any distributions pursuant to Section 3.3(c) and to make payments in lieu of any fractional New Common Units pursuant to Section 3.3(d), in each case without interest. Any cash (including as payment for any fractional New Common Units in accordance with Section 3.3(d) and any distributions with respect to such fractional New Common Units in accordance with Section 3.3(c)) and New Common Units deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions, deliver the Merger

Consideration contemplated to be paid for Partnership Common Units pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 3.3(c) and 3.3(d), the Exchange Fund will not be used for any other purpose.

(b) Exchange Procedures.  Promptly after the Effective Time, Parent will instruct the Exchange Agent to mail to each record holder of Partnership Common Units as of the Effective Time (other than holders of Excluded Units) (i) a letter of transmittal (specifying that in respect of certificated Partnership Common Units, delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent, and which will be in customary form and agreed to by Parent and the Partnership prior to the Effective Time) (the “Letter of Transmittal”), and (ii) instructions (in customary form and agreed to by Parent and the Partnership prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Units in exchange for the Merger Consideration payable in respect of Partnership Common Units represented by such Certificates or Book-Entry Units, as applicable. Promptly after the Effective Time, upon surrender of Certificates, if any, for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Units) as may reasonably be required pursuant to such instructions, each holder who held Partnership Common Units immediately prior to the Effective Time (other than (x) holders of the Partnership Restricted Units and (y) holders of Excluded Units) will be entitled to receive upon surrender of the Certificates or Book-Entry Units therefor (A) New Common Units representing, in the aggregate, the whole number of New Common Units that such holder has the right to receive pursuant to this Article III (after taking into account all Partnership Common Units then held by such holder), and (B) a check in an amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to this Article III, including cash payable in lieu of any fractional New Common Units pursuant to Section 3.3(d) and distributions pursuant to Section 3.3(c). No interest will be paid or accrued on any Merger Consideration, any cash payment in lieu of fractional New Common Units, or any Parent distributions payable pursuant to Section 3.3(c). In the event of a transfer of ownership of Partnership Common Units that is not registered in the transfer records of the Partnership, the Merger Consideration payable in respect of such Partnership Common Units may be paid to a transferee, if the Certificate representing such Partnership Common Units or evidence of ownership of the Book-Entry Units is presented to the Exchange Agent, and in the case of both certificated and Book-Entry Units, accompanied by all documents reasonably required to evidence and effect such transfer and the Person requesting such exchange will pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the record holder of such Partnership Common Units, or will establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until such required documentation has been delivered and Certificates, if any, have been surrendered, as contemplated by this Section 3.3, each Certificate or Book-Entry Unit representing a Partnership Common Unit (other than an Excluded Unit) will be deemed at any time after the Effective Time to represent only the right to receive upon such delivery and surrender the Merger Consideration payable in respect of Partnership Common Units, and (without the necessity of such surrender) any cash or distributions to which such holder is entitled pursuant to this Section 3.3.

(c) Distributions with Respect to Unexchanged Partnership Common Units.  No distributions declared or made with respect to Parent Common Units with a Deemed Record Date after the Effective Time will be paid to the holder of any Partnership Common Units with respect to New Common Units that such holder would be entitled to receive in accordance herewith and no cash payment in lieu of fractional New Common Units will be paid to any such holder until such holder has delivered the required documentation and surrendered any Certificates or Book-Entry Units as contemplated by this Section 3.3. Subject to applicable Law, following compliance with the requirements of Section 3.3(b), there will be paid to such holder of New Common Units issuable in exchange therefor, without interest, (i) promptly after the time of such compliance, the amount of any cash payable in lieu of fractional New Common Units to which such holder is entitled pursuant to Section 3.3(d) (which shall be paid by the Exchange Agent as provided therein) and the amount of distributions with a Deemed Record Date after the Effective Time theretofore paid with respect to New Common Units and payable with respect to such New Common Units, and (ii) promptly after such compliance, or, if later, at the appropriate payment date, the amount of distributions with a Deemed Record Date after the Effective Time, but prior to such delivery and surrender and a payment date subsequent to such compliance payable with respect to such New Common Units (which shall be paid by Parent).

(d) Fractional New Common Units.  No certificates or scrip of New Common Units representing fractional New Common Units or book entry credit of the same will be issued upon the surrender of Partnership Common Units outstanding immediately prior to the Effective Time in accordance with Section 3.3(b), and such fractional interests will not entitle the owner thereof to vote or to have any rights as a holder of any New Common Units. Notwithstanding any other provision of this Agreement, each holder of Partnership Common Units converted in the Merger who would otherwise have been entitled to receive a fraction of a New Common Unit (after taking into account all Partnership Common Units exchanged by such holder) will receive, in lieu thereof, cash (without interest rounded up to the nearest whole cent) in an amount equal to the product of (i) the Average Closing Price as of the Closing Date and (ii) the fraction of a New Common Unit that such holder would otherwise be entitled to receive pursuant to this Article III. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, Parent will cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms of this Agreement.

(e) Further Rights in Partnership Common Units.  The Merger Consideration issued upon conversion of a Partnership Common Unit in accordance with the terms of this Agreement (including any cash paid pursuant to Section 3.3(d)) and any declared distributions to be paid on Partnership Common Units as described in Section 3.3(c) will be deemed to have been issued in full satisfaction of all rights pertaining to such Partnership Common Unit.

(f) Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of Partnership Common Units after 180 days following the Effective Time will be delivered to Parent upon demand by Parent and, from and after such delivery, any former holders of Partnership Common Units who have not theretofore complied with this Article III will thereafter look only to Parent for the Merger Consideration payable in respect of such Partnership Common Units, any cash in lieu of fractional New Common Units to which they are entitled pursuant to Section 3.3(d), or any distributions with respect to New Common Units to which they are entitled pursuant to Section 3.3(c), in each case, without any interest thereon. Any amounts remaining unclaimed by holders of Partnership Common Units immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority will, to the extent permitted by applicable Law, be held by Parent. Without limitation of the foregoing, after 180 days following the Effective Time any amounts remaining unclaimed by holders of Partnership Common Units will become the property of Parent, subject to the legitimate claims of any Person previously entitled thereto under abandoned property, escheat or similar laws.

(g) Lost Certificates.  If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of an indemnity agreement or a bond, in such amount reasonably determined by Parent, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of Partnership Common Units represented by such Certificate and any distributions to which the holders thereof are entitled pursuant to Section 3.3(c) and any cash payable in lieu of fractional New Common Units to which the holders thereof are entitled pursuant to Section 3.3(d)

(h) Withholding.  Parent and the Exchange Agent are entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Partnership Common Units such amounts as Parent or the Exchange Agent reasonably deems to be required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment; provided, however, that Parent or the Exchange Agent, as applicable, will provide reasonable notice to the applicable holders of Partnership Common Units prior to deducting and withholding any amounts pursuant to this Section 3.3(h). To the extent that amounts are so deducted and withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the holder of Partnership Common Units in respect of whom such deduction and withholding was made by Parent or the Exchange Agent. The Parties agree that the Partnership intends to deliver to Parent a valid certificate of non-foreign status pursuant to U.S. Treasury Regulations Section 1.1445-2(b) such that no withholding will be required pursuant to Section 1445 of the Code.

(i) Book Entry and Admission of Holders of New Common Units as Additional Members of Parent.  All New Common Units to be issued in the Merger will be issued in book-entry form, without physical certificates. Upon the issuance of New Common Units to the holders of Partnership Common Units in accordance with this Section 3.3 and the execution and delivery by such holder of a completed and executed Letter of Transmittal, Parent and the Parent Board will be deemed to have automatically consented to the admission of such holder as a member of Parent in respect of its New Common Units, such holder shall be automatically admitted as a member of Parent and such admission will be reflected on the books and records of Parent.

(j) Investment of the Exchange Fund.  Parent will cause the Exchange Agent to invest the Exchange Fund (other than the New Common Units) as directed by Parent on a daily basis, in Parent’s sole discretion; provided, however, that no such investment or loss thereon affects the amounts payable or the timing of the amounts payable to the Partnership Unitholders pursuant to the other provisions of this Section 3.3. Any interest and other income resulting from such investments will be paid promptly to Parent.

(k) Tax Characterization of Merger and Cash Received.  The Partnership and Parent each acknowledges and agrees that for federal income Tax purposes the transactions consummated pursuant to this Agreement will be treated as an “assets-over” partnership merger transaction under Treasury Regulations Sections 1.708-1(c)(1) and 1.708-1(c)(3)(i), whereby the Partnership will be the terminating partnership and Parent will be the resulting partnership. As a result, the transactions consummated pursuant to this Agreement shall be treated for U.S. federal income Tax purposes as a contribution, as described in Section 721 of the Code, of all of the assets of the Partnership to Parent in exchange for the Merger Consideration, the cash received in lieu of fractional Parent Common Units and the assumption of liabilities. To the maximum extent possible, any cash received in lieu of fractional Parent Common Units and other cash deemed received in exchange for the assets shall be treated as a reimbursement of preformation capital expenditures described in Treasury Regulation Section 1.707-4(d). To the extent any cash received in lieu of fractional Parent Common Units and other cash deemed received in exchange for the assets exceeds the amount that can be so treated, such excess cash will be treated as proceeds of a disguised sale transaction described in Section 707(a)(2)(B) of the Code (a “Disguised Sale”). Each of the Partnership and Parent agrees to prepare and file all U.S. federal income Tax Returns in accordance with the foregoing and shall not take any position inconsistent therewith on any such Tax Return, or in the course of any audit, litigation or other proceeding with respect to U.S. federal income Taxes, except as otherwise required by applicable Laws following a final determination by a court of competent jurisdiction or other final administrative decision by an applicable Governmental Authority.

3.4 Anti-Dilution Provisions.  Without limiting the covenants in Sections 4.1 and 4.2, in the event the outstanding Partnership Common Units or Parent Common Units shall have been changed into a different number of units or a different class after the date of this Agreement by reason of any subdivisions, reclassifications, splits, unit distributions, combinations or exchanges of Partnership Common Units or Parent Common Units, the Exchange Ratio will be correspondingly adjusted to provide to the holders of Partnership Common Units and Partnership Restricted Units the same economic effect as contemplated by this Agreement prior to such event.

3.5 Treatment of the Partnership LTIP.  Prior to the Effective Time, the Parent Board shall adopt the Partnership LTIP, authorize the conversion of Partnership Restricted Units into Parent Restricted Units in accordance with Section 3.1(e) at the Effective Time, and shall take such other actions as may be necessary to authorize the events contemplated in Section 3.1(e); such actions shall include the following: (a) effective as of the Effective Time, the Partnership LTIP shall be continued by Parent and all Partnership obligations thereunder assumed by Parent (including obligations with respect to Parent Restricted Units in accordance with Section 3.1(e)) and such plan shall continue in effect subject to amendment, termination, and/or suspension in accordance with the terms of the Partnership LTIP, notwithstanding the Merger; (b) from and after the Effective Time all references to Partnership Common Units in the Partnership LTIP shall be substituted with references to Parent Common Units; (c) the number of Parent Common Units that will be available for grant and delivery under the Partnership LTIP from and after the Effective Time shall equal (i) the number of Partnership Common Units that were available for grant and delivery under the Partnership LTIP immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio; (d) from and after the Effective Time, awards under the Partnership LTIP may be granted only to those individuals who were eligible to receive awards under the Partnership LTIP immediately before the Effective Time (including any individuals hired on and after the Effective Time who would have been eligible for such awards pursuant to the eligibility provisions of the Partnership LTIP as in effect immediately prior to the Effective Time); and (e) no participant in the Partnership LTIP shall have any right to acquire Partnership Common Units under the Partnership LTIP from and after the Effective Time. Parent shall reserve for issuance a number of Parent Common Units equal to the number of Parent Common Units that will be available for grant and delivery under the Partnership LTIP, as calculated pursuant to Section 3.5(c), from and after the Effective Time. As soon as practicable following the Effective Time, Parent shall file a Form S-8 registration statement (or such other appropriate form), or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of Parent Common Units available for grant and delivery under the adopted Partnership LTIP from and after the Effective Time and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein) for so long as such shares are available for grant and delivery under the plan. As soon as practicable following the Effective Time, the Partnership shall file a post-effective amendment to the Form S-8 registration statement originally filed by the Partnership with respect to the Partnership LTIP deregistering all shares of Partnership Common Units thereunder.

ARTICLE IV
ACTIONS PENDING MERGER

4.1 Conduct of Business by the Partnership.  From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, and except (i) as expressly contemplated or permitted by this Agreement, (ii) as may be required by applicable Law or the terms of any Partnership Employee Benefit Plan, (iii) as set forth in the disclosure letter delivered by the Partnership to Parent (the “Partnership Disclosure Schedule”), (iv) as required by any agreement of the Partnership or any of its Subsidiaries in effect as of the date of this Agreement, including the Existing Partnership Agreement or (v) with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), the Partnership will not (and Partnership GP will not take any such action on its own behalf or on behalf of the Partnership), and will cause each of the Partnership’s Subsidiaries not to:

(a) (i) conduct its business and the business of its Subsidiaries other than in the ordinary course in any material respect, (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or (iii) take any action that adversely affects the ability of any Party to obtain any approvals required under the HSR Act for the transactions contemplated hereby; provided, however, that no action or omission by the Partnership or its Subsidiaries with respect to matters specifically addressed by any provision of Sections 4.1(b) through (r) shall be a breach of this Section 4.1(a);

(b) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights;

(c) (i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or Rights, except upon the forfeiture of Partnership Restricted Units in connection with the terms of the Partnership LTIP and any related award agreements or to satisfy any Tax withholding obligations of the holder thereof or net unit settlements made in connection with the vesting of Partnership Restricted Units or as required by the terms of its securities outstanding on the date of this Agreement by any existing Partnership Employee Benefit Plan;

(d) (i) sell, lease, transfer, farmout, exchange, dispose of, license, convey or discontinue all or any portion of its assets, business or properties other than (A) in the ordinary course of business (including sales, transfers and dispositions of inventory, commodities and produced Hydrocarbons, crude oil and refined products), (B) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $7,500,000, (C) any distributions expressly permitted under Section 4.1(e), or (D) the sale for cash of all or any portion of the ETP Units; provided, however, that (x) in no event shall the ETP Units or any cash proceeds derived from the sale of any such ETP Units be distributed to the Partnership Unitholders (except to the extent permitted by Section 4.1(e) in connection with regular quarterly distributions to holders of Partnership Common Units) and (y) any cash proceeds derived from the sale of any such ETP Units may be used to repay borrowings under the existing revolving credit facilities, (ii) acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity other than (A) in the ordinary course of business or (B) acquisitions resulting from a working interest holder’s non-participation election in a well or wells, (iii) merge, consolidate or enter into any other business combination transaction with any Person, or (iv) convert from a limited partnership, limited liability company or corporation, as the case may be, to any other business entity;

(e) make or declare dividends or distributions (i) to the holders of Partnership Common Units that are special or extraordinary distributions or that are in a cash amount in excess of $0.07 per Partnership Common Unit per quarter or (ii) to the holders of any other units of or interests in the Partnership, other than distributions required under the Existing Partnership Agreement by reason of regular quarterly cash distributions to the Partnership Unitholders;

(f) amend the Partnership Certificate of Limited Partnership, Existing Partnership Agreement or the organizational documents of any Subsidiary of the Partnership;

(g) enter into any contract, agreement or arrangement that would be a Partnership Material Agreement;

(h) modify, amend, terminate or assign, or waive or assign any rights under any Partnership Material Agreement in a manner that is materially adverse to the Partnership and its Subsidiaries, taken as a whole, or that would reasonably be expected to prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement;

(i) waive, release, assign, settle or compromise any material claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief;

(j) implement or adopt any change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP;

(k) fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(l) (i) change in any material respect any of its express or deemed elections relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (iii) amend, in any material respect any Tax Return, or (iv) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Return for the most recent taxable year for which a return has been filed, except as may be required by applicable Law;

(m) (i) increase in any respect the compensation of its officers or employees whose annual base compensation exceeds $200,000 (provided that the Partnership shall provide prompt written notice of any increase in the compensation of its officers or employees), (ii) take any action to increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under, any Partnership Employee Benefit Plan, (iii) grant any severance or termination pay to any officer or director of the Partnership, or any Employee, or (iv) establish, adopt, enter into or amend any plan, policy, program or arrangement for the benefit of any current or former directors or officers of the Partnership or any of its Subsidiaries or any of their beneficiaries;

(n) (i) incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise), other than (A) borrowings under existing revolving credit facilities provided that the aggregate amount of Indebtedness under such revolving credit facilities shall not exceed $165 million or (B) trade credit in the ordinary course of business, (ii) redeem, repurchase, cancel or otherwise acquire any Indebtedness (directly, contingently or otherwise), (iii) enter into any material lease (whether operating or capital), (iv) other than with respect to the existing revolving credit facilities, create any Lien on its property or the property of its Subsidiaries in connection with any pre-existing Indebtedness, new Indebtedness or lease, or (v) make or commit to make any capital expenditures other than such capital expenditures that do not exceed 110% of the Partnership’s 2015 capital budget or that are related to satisfying the Partnership’s plugging and abandonment obligations as disclosed in the Partnership SEC Documents filed with or furnished to the SEC prior to the date of this Agreement;

(o) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;

(p) take any action or fail to take any action that would reasonably be expected to cause the Partnership or any of its Subsidiaries that is not a corporation to be treated, for U.S. federal income tax purposes, as a corporation;

(q) enter into any Partnership Related Party Transaction; and

(r) agree or commit to do anything prohibited by clauses (a) through (q) of this Section 4.1;

provided, however, that the foregoing does not limit or restrict the ability of the Partnership or any of its Subsidiaries to take otherwise prohibited actions in response to emergency situations to the extent required in order to ensure the protection of individuals assets or compliance with any Environmental Law; including with respect to any Release or threatened Release of Hazardous Materials; provided that the Partnership promptly notifies Parent of such action.

4.2 Conduct of Business by Parent.  From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, and except (i) as expressly provided or permitted by this Agreement, (ii) as may be required by applicable Law, (iii) as set forth in the disclosure letter delivered by Parent to the Partnership (the “Parent Disclosure Schedule”), (iv) as provided for or contemplated by any agreement of Parent or any of its Subsidiaries in effect as of the date of this Agreement, including the Parent Agreement and that certain Purchase Agreement and Plan of Merger, dated as of April 20, 2015, by and among Parent, Lighthouse Merger Sub, LLC, LRR Energy, L.P. and LRE GP, LLC, among others (the “LRR Agreement”) (without a waiver or consent from the counterparty thereto), or (v) with the prior written consent of the Partnership Board (which consent will not be unreasonably withheld, conditioned or delayed), Parent will not and will cause each of its Subsidiaries not to:

(a) (i) conduct its business and the business of its Subsidiaries in all material respects other than in the ordinary course, (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or (iii) take any action that adversely affects the ability of any Party to obtain any approvals required under the HSR Act for the transactions contemplated hereby; provided, however that no action or omission by Parent or its Subsidiaries with respect to matters specifically addressed by the provisions of Sections 4.2(b) though (o) shall be a breach of this Section 4.2(a);

(b) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights; provided, however, that Parent may issue and sell any combination of Parent Common Units, Parent Series A Preferred Units, Parent Series B Preferred Units or Parent

Series C Preferred Units pursuant to the terms of the Equity Distribution Agreement in the ordinary course of business consistent with past practice;

(c) (i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or Rights, except for net unit settlements made in connection with the vesting of restricted units or as required by the terms of its securities outstanding on the date of this Agreement by any existing Parent Employee Benefit Plan;

(d) (i) sell, lease, transfer, farmout, exchange, dispose of, license, convey or discontinue all or any portion of its assets, business or properties other than (A) in the ordinary course of business (including sales, transfers and dispositions of inventory, commodities and produced Hydrocarbons, crude oil and refined products), (B) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $20,000,000, or (C) any distributions expressly permitted under Section 4.2(e), (ii) acquire or lease any assets or all or any portion of the business or property of any other entity other than acquisitions for consideration not in excess of $500,000,000, (iii) merge, consolidate or enter into any other business combination transaction with any Person or (iv) convert from a limited partnership or limited liability company, as the case may be, to any other business entity;

(e) make or declare dividends or distributions to the holders of Parent Common Units, Parent Class B Units, Parent Series A Preferred Units, Parent Series B Preferred Units and Parent Series C Preferred Units or to the holders of any other units of or interests in Parent, other than distributions under the Parent Agreement, as in effect on the date of this Agreement, by reason of regular monthly or quarterly cash distributions to Parent Unitholders or holders of Parent Preferred Units;

(f) amend Parent’s certificate of formation, Parent Agreement or any organizational document of Parent’s Subsidiaries as in effect on the date of this Agreement;

(g) except as would not prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement, enter into any contract, agreement or arrangement that would be a Parent Material Agreement;

(h) modify, amend, terminate or assign, or waive or assign any rights under any Parent Material Agreement, in a manner that is materially adverse to Parent and its Subsidiaries, taken as a whole, or that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or that would reasonably be expected to prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement past the Outside Date;

(i) implement or adopt any material change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP;

(j) fail to use commercially reasonable efforts to maintain with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it as of the date of this Agreement;

(k) (i) change in any material respect any of its express or deemed elections relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (iii) amend in any material respect any Tax Return or (iv) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Return for the most recent taxable year for which a return has been filed, except as may be required by applicable Law;

(l) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;

(m) take any action or fail to take any action that would reasonably be expected to cause Parent or any of its Subsidiaries that is not a corporation to be treated, for U.S. federal income tax purposes, as a corporation;

(n) (i) terminate, amend, modify, assign or waive or assign any rights under any provision of, the LRR Agreement, or enter into any other contract, agreement, arrangement or understanding with the parties to the LRR Agreement that would, in any event, (A) increase the consideration payable to the LRR GP Sellers or equity owners of LRR Energy, L.P., or (B) otherwise adversely affect the holders of Partnership Common Units and or the value of the Merger Consideration or (ii) terminate, amend, modify, assign or waive or assign any rights under any provision of, the LRR Consent, or enter into any other contract, agreement, arrangement or understanding with the parties to the LRR Consent that would have the effect of a termination, amendment, modification, assignment, waiver or assignment of rights under any provision of the LRR Consent; and

(o) agree or commit to do anything prohibited by clauses (a) through (n) of this Section 4.2;

provided, however, that the foregoing does not limit or restrict the ability of Parent or any of its Subsidiaries to take otherwise prohibited actions in response to emergency situations to the extent required in order to ensure the protection of individuals or assets or compliance with any Environmental Law; including with respect to any Release or threatened Release of Hazardous Materials; provided that Parent promptly notifies the Partnership of the same.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP ENTITIES

Except as set forth in (a) all forms, registration statements, reports, schedules and statements filed or furnished by the Partnership with the SEC under the Exchange Act or the Securities Act since January 1, 2014 and prior to the date of this Agreement, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein (collectively, the “Partnership SEC Documents”) (but excluding any disclosure contained in any such Partnership SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any historical factual information contained within such headings, disclosure or statements)), or (b) the Partnership Disclosure Schedule prior to the execution of this Agreement (provided that (i) disclosure in any section of such Partnership Disclosure Schedule is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Partnership Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto, and (ii) the mere inclusion of an item in such Partnership Disclosure Schedule as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Partnership (a “ Partnership Material Adverse Effect”)), the Partnership Entities represent and warrant to Parent as follows:

5.1 Organization, General Authority and Standing.  Each Partnership Entity is a limited partnership validly existing and in good standing under the Laws of the State of Delaware and has all requisite limited partnership power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Section 5.1 of the Partnership Disclosure Schedule sets forth a true and complete list of the Partnership’s Subsidiaries. Each of the Partnership’s Subsidiaries (a) is a limited partnership, corporation or limited liability company, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of organization, (b) has all requisite limited partnership, corporate or limited liability company, as applicable, power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (c) is duly licensed or qualified to do business and in good standing to do business as a foreign limited partnership, corporation or limited liability company, as the case may be, in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except in the case of clauses (b) and (c), as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

5.2 Capitalization.

(a) As of the close of business on May 18, 2015, there are 152,986,718 Partnership Common Units issued and outstanding (including 3,423,262 Partnership Restricted Units), and all such Partnership Common Units and limited partner interests represented thereby were duly authorized, are validly issued in accordance with the Existing Partnership Agreement and, except as expressly provided in the Existing Partnership Agreement, are not subject to any preemptive or similar rights (and were not issued in violation of any preemptive or similar rights). Partnership GP is the sole general partner of the Partnership, owning all of the outstanding general partner interests in the Partnership, and such general partner interests were duly authorized and validly issued in accordance with the Existing Partnership Agreement and are solely non-economic interests.

(b) As of the date of this Agreement, except as set forth above in this Section 5.2, (i) there are no partnership interests, limited liability company interests or other equity securities of the Partnership or any of its Subsidiaries issued or authorized and reserved for issuance, (ii) except as set forth in the Existing Partnership Agreement, there are no outstanding options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating the Partnership or any of its Subsidiaries to issue, transfer or sell any partnership or other equity interest of the Partnership or such Subsidiary or any securities convertible into or exchangeable for such partnership interests or equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and (iii) there are no contractual obligations of the Partnership or any of its Subsidiaries to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in the Partnership or any of its Subsidiaries or any such securities or agreements listed in clause (ii) of this sentence.

(c) Neither the Partnership nor any of its Subsidiaries has outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Partnership Unitholders on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Partnership or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of the Partnership or any of its Subsidiaries.

5.3 Equity Interests in Other Entities.  Other than the ETP Units and ownership of interests in its Subsidiaries as set forth in Section 5.1 of the Partnership Disclosure Schedule, the Partnership does not own beneficially, directly or indirectly, any equity securities or similar interests of any person, or any interest in a partnership or joint venture of any kind. The Partnership owns such interests in its Subsidiaries free and clear of all Liens, except for Permitted Encumbrances.

5.4 Power, Authority and Approvals of Transactions.  Each Partnership Entity has the requisite limited partnership power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the Partnership Unitholder Approval, to consummate the transactions contemplated hereby. Subject to the Partnership Unitholder Approval, this Agreement and the transactions contemplated hereby have been authorized by all necessary limited partnership action by each Partnership Entity. This Agreement has been duly executed and delivered by each Partnership Entity and, assuming due authorization, execution and delivery by the Other Parties thereto, constitutes each Partnership Entity’s valid and binding obligation, enforceable against each Partnership Entity in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Law affecting the enforcement of creditors’ rights generally or by general equitable principles).

5.5 No Violations or Defaults.  Subject to required filings under federal and state securities laws and with the NASDAQ, assuming the other consents and approvals contemplated by Section 5.6 and Article VIII are duly obtained and assuming the consents, waivers and approvals specified in Section 7.9(a) are obtained, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by each Partnership Entity do not and will not (a) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture or other instrument or obligation to which any Partnership Entity or any of its respective Subsidiaries is a party or by which any Partnership Entity or any of its Subsidiaries or properties is subject or bound except for such breaches, violations, defaults, terminations, cancellations or accelerations that, either individually or in the aggregate, would not reasonably be expected to have a Partnership Material Adverse Effect, (b) constitute a breach or violation of, or a default under the Existing Partnership Agreement, the Partnership Certificate of Limited Partnership, the Partnership GP Agreement or the certificate of limited partnership of Partnership GP, (c) materially contravene or conflict with or constitute a material violation of any provision of any Law binding upon or applicable to any Partnership Entity or any of its Subsidiaries or (d) result in the creation of any material Lien on any of the assets of the Partnership Entities or any of their respective Subsidiaries’ assets.

5.6 Consents and Approvals.  No consents or approvals of, or filings or registrations with, any Governmental Authority are necessary in connection with (a) the execution and delivery by each Partnership Entity of this Agreement or (b) the consummation by any Partnership Entity of the transactions contemplated by this Agreement, except for (i) the filing with the SEC of a joint proxy statement (the “Proxy Statement”) relating to the matters to be submitted to the Partnership Unitholders at a meeting of such holders for the purpose of approving this Agreement and the Merger (including any adjournment or postponement thereof, the “Partnership Meeting”) and relating to the matters to be submitted to the Parent Unitholders at a meeting of such holders for the purpose, among other things, of approving the New Common Unit Issuance (including any adjournment or postponement thereof, the “Parent Meeting”) and other filings required under federal or state securities laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NASDAQ, (iv) such filings and approvals as may be required to be made or obtained under the Antitrust Laws, and (v) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not, either individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect or prevent or materially delay the consummation of the Merger.

5.7 Financial Reports and the Partnership SEC Documents.

(a) Since January 1, 2014, the Partnership has filed or furnished with the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished under the Exchange Act or the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently filed Partnership SEC Document prior to the date of this Agreement, in which case as of the date of such amendment), each Partnership SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be and did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b) Any consolidated financial statements of the Partnership included in the Partnership SEC Documents (the “Partnership Financial Statements”) as of their respective dates (if amended, as of the date of the last such amendment) (i) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto or, in the case of unaudited statements, for normal year-end adjustments (that are not individually or in the aggregate material) and the absence of footnotes, in each case, to the extent permitted by applicable SEC regulations)), and (iii) fairly present in all material respects the consolidated financial position of the Partnership and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments that are not individually or in the aggregate material).

5.8 Internal Controls and Procedures.  The Partnership has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Partnership, including its Subsidiaries, required to be disclosed by the Partnership in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Partnership’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Partnership in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Partnership’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Partnership’s auditors and the audit committee of the Partnership Board (a) all significant deficiencies in the design or operation of internal controls that could adversely affect the Partnership’s ability to record, process, summarize and report financial data and have identified for the Partnership’s auditors any material weaknesses in internal controls and (b) any fraud, regardless of whether material, that involves management or other employees who have a significant role in the Partnership’s internal controls. The principal executive officer and the principal financial officer of the Partnership have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Partnership SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

5.9 Absence of Undisclosed Liabilities.  Except as disclosed in the audited financial statements (or notes thereto) included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2014, the unaudited financial statements (or notes thereto) included in the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 (the “Balance Sheet Date”), and in the financial statements (or notes thereto) included in subsequent Partnership SEC Documents filed by the Partnership prior to the date of this Agreement, neither the Partnership nor any of its consolidated subsidiaries had at the Balance Sheet Date or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (a) liabilities, obligations or contingencies that (i) are accrued or reserved against in the financial statements of the Partnership included in the Partnership SEC Documents filed prior to the date of this Agreement, or reflected in the notes thereto, (ii) were incurred since the Balance Sheet Date in the ordinary course of business and consistent with past practices, or (iii) relate to this Agreement, the transactions contemplated by this Agreement or the proposal of Parent with respect to the Merger or (b) liabilities, obligations or contingencies that (i) would not reasonably be expected, either individually or in the aggregate, to have a Partnership Material Adverse Effect or (ii) have been discharged or paid in full prior to the date of this Agreement.

5.10 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been any change, event, development, circumstance, condition, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) Since the Balance Sheet Date through the date of this Agreement, except for this Agreement and the transactions contemplated hereby, (i) the Partnership has carried on and operated its business in all material respects in the ordinary course of business and (ii) none of the Partnership nor any Subsidiary of the Partnership has undertaken any action that would be prohibited by clauses (d), (e), (g), (h), (i), (l), (o), (p) or (to the extent related to any of the foregoing clauses) (r) of Section 4.1 if such provisions were in effect at all times since the Balance Sheet Date.

5.11 Compliance with Applicable Law; Permits.

(a) Except with respect to Tax matters (which are provided for in Section 5.18) and environmental matters (which are provided for in Section 5.13), each of the Partnership and Partnership GP is in compliance with all, and is not in default under or in violation of any applicable Law, other than any noncompliance, default or violation that would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect. Neither the Partnership nor Partnership GP has received any written communication since the Balance Sheet Date and prior to the date of this Agreement from a Governmental Authority that alleges that the Partnership is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect.

(b) The Partnership and its Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Authority necessary under applicable Law to own, lease and operate their properties and to lawfully carry on their businesses as they are being conducted as of the date of this Agreement (collectively, the “Partnership Permits”), except where the failure to be in possession of such Partnership Permits would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect. All Partnership Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect. No suspension or cancellation of any of the Partnership Permits is pending or, to the Knowledge of the Partnership, threatened, except where such suspension or cancellation would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect.

5.12 Material Contracts.

(a) Section 5.12 of the Partnership Disclosure Schedule contains a listing of the following contracts to which the Partnership or any of its Subsidiaries is a party in effect on the date of this Agreement (each contract that is described in this Section 5.12 being a “Partnership Material Agreement”):

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with a value, or requiring the payment of an annual amount by the Partnership or Partnership GP, in excess of $5,000,000;

(iii) each agreement that constitutes a commitment relating to indebtedness for borrowed money or the deferred purchase price of property by the Partnership or Partnership GP (whether incurred, assumed, guaranteed or secured by any asset) in excess of $5,000,000, and any contract securing the obligations of the Partnership or its Subsidiaries with respect to such commitment, in each case, other than agreements solely between or among the Partnership and its Subsidiaries;

(iv) each contract for lease of tangible personal property or real property involving aggregate payments in excess of $5,000,000 in any calendar year that are not terminable within 60 days, other than contracts related to drilling rigs;

(v) each contract containing a non-compete or similar type of provision that, following the Closing, by virtue of Parent becoming Affiliated with the Partnership and Partnership GP as a result of this transaction, would by its terms materially restrict the ability of Parent to compete in any line of business or with any Person or in any geographic area during any period of time after the Closing;

(vi) each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Partnership or its Subsidiaries, taken as a whole;

(vii) each contract for futures, swap, collar, put, call, floor, cap, option, or other contract that is intended to reduce or eliminate the fluctuations in the prices of commodities, including natural gas, natural gas liquids, crude oil and condensate or fluctuations in interest rates that will be binding on the Partnership after the Closing;

(viii) each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Partnership;

(ix) each contract expressly limiting or restricting the ability of the Partnership or its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(x) each contract entered into in connection with a Partnership Related Party Transaction;

(xi) each contract that requires the Partnership or any of its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $5,000,000 in the aggregate during the 12-month period following the date of this Agreement;

(xii) each collective bargaining agreement to which the Partnership or any of its Subsidiaries is a party or is subject; and

(xiii) each agreement under which the Partnership or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $10,000.

(b) Except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity; and provided that any indemnity, contribution and exoneration provisions contained in any such Partnership Material Agreement may be limited by applicable Law and public policy, each of the Partnership Material Agreements (i) constitutes the valid and binding obligation of the Partnership or Partnership GP and constitutes the valid and binding obligation of the other parties thereto and (ii) is in full force and effect as of the date of this Agreement, in each case unless the failure to be so would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect.

(c) There is not, to the Knowledge of the Partnership, under any Partnership Material Agreement, any default or event that, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such events of default, other events, notices or modifications as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect.

5.13 Environmental Matters.  Except as reflected in the Partnership Financial Statements, and except for any such matter that would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect:

(a) The Partnership and its Subsidiaries and their respective assets, real properties and operations are in compliance with all Environmental Laws and Environmental Permits;

(b) The Partnership and its Subsidiaries have obtained all Environmental Permits required under Environmental Laws to operate the business as currently operated. Section 5.13(b) of the Partnership Disclosure Schedule sets forth a true and complete list of all material Environmental Permits issued to the Partnership and its Subsidiaries;

(c) Since January 1, 2011, none of the Partnership or any of its Subsidiaries has received any written notice from any Governmental Authority alleging, with respect to any such entity or any of their respective assets, real properties (whether owned or leased or formerly owned or leased) or operations, the violation of or liability under any Environmental Law (including liability as a potentially responsible party under CERCLA or any analogous state laws) or any Environmental Permit that remains pending or unresolved;

(d) There are no actions, suits, proceedings (including civil, criminal, administrative and dispute resolution proceedings), claims, causes of action, government investigations, orders, decrees or judgments pending or in effect, or, to the Knowledge of the Partnership, threatened by a Governmental Authority or other third party against the Partnership or its Subsidiaries that allege a violation of or liability under any Environmental Law that remain pending or unresolved, and, to the Knowledge of the Partnership, there are no existing facts or circumstances that would reasonably be expected to give rise to any such action, suit, proceeding, claim, cause of action, investigation, order, decree or judgment that remain pending or unresolved;

(e) There has been no Release of any Hazardous Material by the Partnership or any of its Subsidiaries in violation of Environmental Law at, on, under or from any real properties as a result of the operations of the Partnership or its Subsidiaries that has not been remediated as required by any Environmental Law or otherwise adequately reserved for in the Partnership Financial Statements; and

(f) This Section 5.13 constitutes the sole and exclusive representation and warranty of the Partnership Entities with respect to Environmental Permits, Hazardous Materials and Environmental Law.

5.14 Reserve Report.  The factual, non-interpretive data relating to the Oil and Gas Properties of the Partnership on which the reserve report prepared by Cawley, Gillespie & Associates, Inc. referred to in the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Partnership Reserve Report”) was accurate in all material respects at the time such data was provided to Cawley, Gillespie & Associates, Inc. With respect to the proved reserves reflected in the Partnership Reserve Report, the Partnership Reserve Report conforms in all material respects to the guidelines with respect thereto of the SEC. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Partnership Reserve Report that would, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect.

5.15 Title to Properties.  The Partnership and its Subsidiaries have good and indefeasible title to all real and personal properties that are material to the business of the Partnership and its Subsidiaries, in each case free and clear of all Liens and defects and imperfections of title except (a) such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Partnership and its Subsidiaries, (b) for Permitted Encumbrances and (c) such as would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect.

5.16 Litigation.  As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, litigation, claims, causes of action, investigations, arbitrations, mediations or other proceedings (collectively, “Proceedings”) pending or, to the Knowledge of the Partnership, threatened, against the Partnership or its Subsidiaries or to which the Partnership or any of its Subsidiaries is otherwise a party or, to the Knowledge of the Partnership, a threatened party, except for Proceedings that would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect or to prevent or materially delay the consummation of the Merger.

5.17 Information Supplied.  Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Article VI, none of the information supplied (or to be supplied) in writing by or on behalf of the Partnership specifically for inclusion in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement (which will be included as a prospectus in the Registration Statement) will, on the date the Proxy Statement is first mailed to Partnership Unitholders or Parent Unitholders, and at the time of the Partnership Unitholders Meeting and Parent Unitholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Partnership makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in any of the foregoing documents.

5.18 Tax Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect:

(a) each of the Partnership and its Subsidiaries has filed when due (taking into account extensions of time for filing) all Tax Returns required to be filed by or with respect to the Partnership or any of its Subsidiaries, and all such Tax Returns are true, correct and complete;

(b) all Taxes owed by the Partnership or any of its Subsidiaries (regardless of whether shown on any Tax Return) have been duly and timely paid in full or an adequate reserve for the payment of such Taxes has been established in accordance with GAAP;

(c) there is no Proceeding now pending against the Partnership or any of its Subsidiaries in respect of any Tax or Tax Return, nor has any written adjustment with respect to a Tax Return or written claim for additional Tax been received by the Partnership or any of its Subsidiaries that is still pending;

(d) no written claim has been made by any Tax authority in a jurisdiction where the Partnership or one of its Subsidiaries do not currently file a Tax Return that the Partnership or such Subsidiary is or may be subject to any Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by any Partnership Entity;

(e) there is no outstanding waiver or extension of any applicable statute of limitations for the assessment or collection of Taxes due from the Partnership or any of its Subsidiaries;

(f) each of the Partnership and its Subsidiaries has complied in all respects with all applicable Law relating to the payment and withholding of Taxes and has duly and timely withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other party;

(g) none of the Partnership or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by the Partnership or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement;

(h) none of the Partnership or any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than the Partnership or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise;

(i) the Partnership and each of its Subsidiaries that is classified as a partnership for U.S. federal tax purposes has in effect a valid election under Section 754 of the Code; and

(j) the Partnership is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation; and

(k) each Subsidiary of the Partnership is currently (and has been since its respective formation) either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

5.19 Employee Benefits and Employment Matters.

(a) Section 5.19(a) of the Partnership Disclosure Schedule sets forth a complete and accurate list of each material Employee Benefit Plan sponsored, maintained or contributed to by the Partnership or any of its ERISA Affiliates during the six year period prior to the date of this Agreement or for which the Partnership or any of its ERISA Affiliates has or could have any liability, contingent or otherwise (each, a “Partnership Employee Benefit Plan”).

(b) With respect to each Partnership Employee Benefit Plan, the Partnership has heretofore made available to Parent a true and complete copy, or summary if no plan document exists, as of the date of this Agreement, of (i) each Partnership Employee Benefit Plan, (ii) each trust agreement or annuity contract, if any, in effect as of the date of this Agreement that relates to any Partnership Employee Benefit Plan, (iii) the most recently prepared actuarial valuation report in connection with each Partnership Employee Benefit Plan for which an actuarial valuation report was required to be prepared under applicable Law, (iv) the most recent insurance policy or other material documentation relating directly or indirectly to the funding or administration of each Partnership Employee Benefit Plan, and (v) with respect to documents that may not be found in public records, material filings and correspondence with any Governmental Authority within the prior three (3) years.

(c) Each Partnership Employee Benefit Plan has been administered in all respects in accordance with its terms, and in compliance with the applicable provisions of all Laws applicable to such Partnership Employee Benefit Plan, and complies with such terms and such Laws, in each case except where the failure to be so administered or to so comply, would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect. There are no investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits payable under the Partnership Employee Benefit Plans) or proceedings pending or, to the Knowledge of the Partnership, threatened against or involving any Partnership Employee Benefit Plan or asserting any rights to, or claims for benefits under, any Partnership Employee Benefit Plan that would reasonably be expected to have a Partnership Material Adverse Effect.

(d) Except as would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect, there do not now exist, nor do any circumstances exist that would reasonably be expected to result in, any liabilities to the Partnership or any of its ERISA Affiliates under (i) Title IV of ERISA, (ii) Section 302 of ERISA, (iii) Sections 412 and 4971 of the Code, (iv) to the Knowledge of the Partnership, a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or (v) to the Knowledge of the Partnership, a “multiple employer plan” (as defined in Section 413(c) of the Code), in each case, that would reasonably be expected to be a liability of Parent and its Affiliates following the Effective Time. Except as, individually or in the aggregate, would not reasonably be expected to have a Partnership Material Adverse Effect, each Partnership Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service as to its qualified status or may rely upon an opinion letter for a master/prototype plan or an advisory letter for a volume submitter plan and, to the Knowledge of the Partnership, nothing has occurred that could adversely affect the qualified status of any such Partnership Employee Benefit Plan. Except as would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect, each Partnership Employee Benefit Plan conforms with or is exempt from Section 409A of the Code, and no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Partnership Employee Benefit Plan and, to the Knowledge of the Partnership, no fiduciary (within the meaning of Section 3(21) of ERISA) of any Partnership Employee Benefit Plan subject to Part 4 of Title I of ERISA has committed a breach of fiduciary duty that could subject the Partnership to material liability taken as a whole. Each Partnership Employee Benefit Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liability to Parent or the Partnership (other than ordinary administration expenses and payment of accrued benefits).

(e) Except as set forth on Section 5.19(e) of the Partnership Disclosure Schedule, no payments (within the meaning of Section 280G of the Code and related regulations) have or will be made under a Partnership Employee Benefit Plan in connection with the consummation of the transactions contemplated hereby that, in the aggregate, would reasonably be expected to result in the imposition of sanctions imposed under Sections 280G and 4999 of the Code, and there are no Liens arising from or relating to any Partnership Employee Benefit Plan.

(f) Except as set forth on Section 5.19(f) of the Partnership Disclosure Schedule, to the Knowledge of the Partnership, no Partnership Employee Benefit Plan or any other arrangement maintained by the Partnership or its Subsidiaries provides any of the following retiree or post-employment benefits to any Person: medical, disability (other than disability benefits relating to a disability occurring during relevant employment) or life insurance benefits, except as required by (i) the applicable requirements of Section 4980B of the Code or any similar state law or (ii) company-paid or subsidized healthcare coverage pursuant to an employment, severance or similar agreement, plan or arrangement. Except as would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect, each of the Partnership and each of its ERISA Affiliates is in compliance with (A) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state Law and (B) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(g) The Partnership and its Subsidiaries are and have been in compliance in all respects with all applicable Law relating to the employment of labor, including all such applicable Law relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation, except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect. There are no pending or, to the Knowledge of the Partnership, threatened material investigations, audits, complaints or proceedings against the Partnership by or before any Governmental Authority involving any applicant for employment, any current or former employee or any class of the foregoing that would reasonably be expected to result in a Partnership Material Adverse Effect.

(h) Neither the Partnership nor any of its Subsidiaries is a party to, or subject to, a collective bargaining agreement with any labor union or representative of any Employees, and no union organizational activity has occurred, or to the Knowledge of the Partnership has been threatened, in each case within the past six years. There are no pending or, to the Knowledge of the Partnership, threatened, labor disputes, strikes, lock-outs, work stoppages, requests for representation, pickets or work slow-downs, nor has such event or labor difficulty occurred within the past three years.

(i) Section 5.19(i) of the Partnership Disclosure Schedule contains a list of all persons currently employed by the Partnership and its Subsidiaries, including employees on leave of absence, including family medical leave, military leave, disability or sick leave (but excluding employees on long-term disability leave) (collectively, “Employees”), and such list sets forth the following information for each such Employee: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual or hourly base compensation rate; (v) commission, bonuses or other incentive-based compensation targets for which he or she is eligible; (vi) work location; and (vii) exempt or non-exempt classification under the Fair Labor Standards Act. As of the date of this Agreement, all compensation, including wages, benefits, commissions and bonuses, due and payable to all of the Employees for services performed on or prior to the date hereof have been paid in full (or accrued in full on the balance sheet) and there are no outstanding agreements, understandings or commitments with any of such Employees for unpaid or deferred compensation.

5.20 Intellectual Property.  The Partnership and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of the Partnership and its Subsidiaries as presently conducted (collectively, the “Partnership Intellectual Property”) free and clear of all Liens except for Permitted Encumbrances, except where the failure to own or have the right to use such Intellectual Property would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect. To the Knowledge of the Partnership, the use of the Partnership Intellectual Property by the Partnership in the operation of the business of the Partnership as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect.

5.21 Related Party Transactions.  Except as disclosed in the Partnership SEC Documents, as of the date of this Agreement, neither the Partnership nor any of its Subsidiaries are party to any transaction or arrangement under which any (i) present or former executive officer or director of the Partnership or any Subsidiary of the Partnership, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the Partnership Units or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon the Partnership or any Subsidiary of the Partnership or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by the Partnership pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (each of the foregoing, a “Partnership Related Party Transaction”).

5.22 Insurance.  The Partnership and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as Partnership GP believes to be customary for the industries in which the Partnership and its Subsidiaries operate. Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, (a) all material insurance policies maintained by or on behalf of the Partnership or any of its Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by the

Partnership or its Subsidiaries and (b) the Partnership and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Partnership or any of its Subsidiaries as of the date of this Agreement, and neither the Partnership nor any of its Subsidiaries are in breach or default under, or has taken any action that would permit termination or material modification of, any material insurance policies.

5.23 Regulatory Matters.  None of the Partnership or any of its Subsidiaries is (a) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (b) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005. None of the Partnership or any of its Subsidiaries owns or holds any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (a) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, or (b) rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

5.24 Derivatives.  The Partnership SEC Documents accurately summarize, in all material respects, the outstanding Derivative positions of the Partnership and its Subsidiaries, including Hydrocarbon and financial Derivative positions attributable to the production and marketing of the Partnership and its Subsidiaries, as of the dates reflected therein.

5.25 State Takeover Statutes.  The Partnership Board has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby and thereby, including the Merger, all potentially applicable state anti-takeover statutes or regulations and any similar provisions in the Existing Partnership Agreement.

5.26 Partnership Unitholder Approval.  The approval of this Agreement by the affirmative vote or consent of the holders, as of the record date for the Partnership Meeting, of at least a majority of the Outstanding (as defined in the Existing Partnership Agreement) Partnership Common Units, voting as a class (the “Partnership Unitholder Approval”), is the only vote or approval of any class or series of securities representing limited partner interests of the Partnership necessary to approve this Agreement and to approve the transactions contemplated hereby, including the Merger.

5.27 Financial Advisors.  No Partnership Entity has incurred any liability for fees of any broker, finder or financial advisor in respect of the transactions contemplated by this Agreement for which the Partnership or any of its Subsidiaries will have any responsibility or liability whatsoever, excluding fees to be paid to the Partnership’s financial advisors, pursuant to letter agreements, the existence of which have been heretofore disclosed to Parent and which fees have been disclosed to Parent.

5.28 No Other Representations and Warranties.  Except for the representations and warranties set forth in this Article V, neither the Partnership Entities nor any other Person makes or has made any express or implied representation or warranty with respect to the Partnership Entities or with respect to any other information provided to Parent or Merger Sub in connection with the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, neither the Partnership Entities nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub (including their respective Representatives), or Parent’s or Merger Sub’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Merger.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in (a) all forms, registration statements, reports, schedules and statements filed or furnished by Parent with the SEC under the Exchange Act or the Securities Act since January 1, 2014 and on or prior to the date of this Agreement, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein (collectively, the “Parent SEC Documents”) (but excluding any disclosure contained in any such Parent SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any historical factual information contained within such headings, disclosure or statements)) or (b) the Parent Disclosure Schedule prior to the execution of this Agreement (provided that (i) disclosure in any section of such Parent Disclosure Schedule is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Parent Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Parent Disclosure Schedule as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”)), Parent and Merger Sub represent and warrant to the Partnership as follows:

6.1 Organization, General Authority and Standing.  Parent is a limited liability company validly existing and in good standing under the Laws of the State of Delaware and Merger Sub is a limited liability company validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Section 6.1 of the Parent Disclosure Schedule sets forth a true and complete list of Parent’s Subsidiaries. Each of Parent’s Subsidiaries (a) is a limited partnership, corporation or limited liability company, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of organization, (b) has all requisite limited partnership, corporate or limited liability company, as applicable, power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (c) is duly licensed or qualified to do business and in good standing to do business as a foreign limited partnership, corporation or limited liability company, as the case may be, in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except in the case of clauses (b) and (c) as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

6.2 Capitalization.

(a) As of the close of business on May 18, 2015, there are 86,016,326 Parent Common Units issued and outstanding (including 884,711 restricted units of Parent), 420,000 Parent Class B Units issued and outstanding, 2,581,873 Parent Series A Preferred Units issued and outstanding, 7,000,000 Parent Series B Preferred Units issued and outstanding, 4,300,000 Parent Series C Preferred Units issued and outstanding, 333,047 Parent phantom units and no Parent unit options outstanding, and all such Parent Common Units, Parent Class B Units, Parent Series A Preferred Units, Parent Series B Preferred Units, Parent Series C Preferred Units, phantom units and unit options and the limited liability company interests represented thereby were duly authorized and are validly issued in accordance with the Parent Agreement, and are not subject to any preemptive or similar rights (and were not issued in violation of any preemptive or similar rights).

(b) As of the date of this Agreement, except as set forth above in this Section 6.2, (i) there are no partnership interests, limited liability company interests or other equity securities of Parent or any of its Subsidiaries issued or authorized and reserved for issuance, (ii) there are no outstanding options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating Parent or any of its Subsidiaries to issue, transfer or sell any partnership or other equity interest of Parent or such Subsidiary or any securities convertible into or exchangeable for such partnership interests or equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this

Agreement, and (iii) there are no contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in Parent or any of its Subsidiaries or any such securities or agreements listed in clause (ii) of this sentence.

(c) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Parent Unitholders on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of Parent or any of its Subsidiaries.

6.3 Equity Interests in Other Entities.  Other than ownership of interests in its Subsidiaries as set forth on Section 6.1 of the Parent Disclosure Schedule, Parent does not own beneficially, directly or indirectly, any equity securities or similar interests of any person, or any interest in a partnership or joint venture of any kind. Parent owns such interests in its Subsidiaries free and clear of all Liens, except for Permitted Encumbrances.

6.4 Power, Authority and Approvals of Transactions.  Each of Parent and Merger Sub has the requisite limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the Parent Unitholder Approval, to consummate the transactions contemplated hereby. Subject to the Parent Unitholder Approval, this Agreement and the transactions contemplated hereby have been authorized by all necessary limited liability company action by Parent and by Merger Sub. The Parent Board has approved and declared advisable this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Partnership thereto, constitutes Parent’s and Merger Sub’s valid and binding obligations, enforceable against Parent and Merger Sub in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Law affecting the enforcement of creditors’ rights generally or by general equitable principles).

6.5 No Violations or Defaults.  Subject to required filings under federal and state securities laws and with the NASDAQ, assuming the other consents and approvals contemplated by Section 6.6 and Article VIII are duly obtained and assuming the consents, waivers and approvals specified in Section 7.9(a) are obtained, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Parent do not and will not (a) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or properties is subject or bound except for such breaches, violations, defaults, terminations, cancellations or accelerations that, either individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (b) constitute a breach or violation of, or a default under the Parent Agreement or Parent’s certificate of formation, (c) materially contravene or conflict with or constitute a material violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries or (d) result in the creation of any material Lien on any of the assets of Parent or any of its Subsidiaries’ assets.

6.6 Consents and Approvals.  No consents or approvals of, or filings or registrations with, any Governmental Authority are necessary in connection with (a) the execution and delivery by Parent and Merger Sub of this Agreement or (b) the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for (i) the filing with the SEC of the Proxy Statement and the filing with the SEC of the registration statement on Form S-4 by Parent in connection with the issuance of New Common Units in connection with the Merger, which will include the Proxy Statement (as amended or supplemented from time to time, the “Registration Statement”), and other filings under federal and state securities laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NASDAQ, (iv) such filings and approvals as may be required to be made or obtained under the Antitrust

Laws, and (v) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not, either individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay the consummation of the Merger.

6.7 Financial Reports and Parent SEC Documents.

(a) Since January 1, 2014, Parent has filed or furnished with the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished under the Exchange Act or the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently filed Parent SEC Document prior to the date of this Agreement, in which case as of the date of such amendment), each Parent SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be and did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b) Any consolidated financial statements of Parent included in the Parent SEC Documents (the “Parent Financial Statements”) as of their respective dates (if amended, as of the date of the last such amendment) (i) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto or, in the case of unaudited statements, for normal year-end adjustments (that are not individually or in the aggregate material) and the absence of footnotes, in each case, to the extent permitted by applicable SEC regulations), and (iii) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments that are not, individually or in the aggregate, material).

6.8 Internal Controls and Procedures.  Parent has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent’s auditors and the audit committee of the Parent Board (a) all significant deficiencies in the design or operation of internal controls that could adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (b) any fraud, regardless of whether material, that involves management or other employees who have a significant role in Parent’s internal controls. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Parent SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

6.9 Absence of Undisclosed Liabilities.  Except as disclosed in the audited financial statements (or notes thereto) included in Parent’s Annual Report on Form 10-K for the year ended December 31, 2014, the unaudited financial statements (or notes thereto) included in the Parent’s Quarterly Report on Form 10-Q for the fiscal quarter ended on the Balance Sheet Date, and in the financial statements (or notes thereto) included in subsequent Parent SEC Documents filed by Parent prior to the date of this Agreement, neither Parent nor any of its consolidated subsidiaries had at the Balance Sheet Date or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (a) liabilities, obligations or contingencies that (i) are accrued or reserved against in the financial statements of

Parent included in the Parent SEC Documents filed prior to the date of this Agreement, or reflected in the notes thereto, (ii) were incurred since the Balance Sheet Date in the ordinary course of business and consistent with past practices or (iii) relate to this Agreement, the transactions contemplated by this Agreement or the proposal of Parent with respect to the Merger or (b) liabilities, obligations or contingencies that (i) would not reasonably be expected, either individually or in the aggregate, to have a Parent Material Adverse Effect or (ii) have been discharged or paid in full prior to the date of this Agreement.

6.10 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been any change, event, development, circumstance, condition, contribution, occurrence or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Since the Balance Sheet Date through the date of this Agreement, except for this Agreement and the transactions contemplated hereby, (i) Parent and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business and (ii) none of Parent nor any Subsidiary of Parent has undertaken any action that would be prohibited by clauses (d), (e), (f), (g), (h), (k), (l), (m), (n) or (to the extent related to any of the foregoing clauses) (o) of Section 4.2 if such provisions were in effect at all times since the Balance Sheet Date.

6.11 Compliance with Applicable Law; Permits.

(a) Except with respect to Tax matters (which are provided for in Section 6.18) and environmental matters (which are provided for in Section 6.13), each of Parent and its Subsidiaries is in compliance with all, and is not in default under or in violation of any applicable Law, other than any noncompliance, default or violation that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written communication since the Balance Sheet Date and prior to the date of this Agreement from a Governmental Authority that alleges that Parent or any of its Subsidiaries is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Authority necessary under applicable Law to own, lease and operate their properties and to lawfully carry on their businesses as they are being conducted as of the date of this Agreement (collectively, the “Parent Permits”), except where the failure to be in possession of such Parent Permits would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No suspension or cancellation of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened, except where such suspension or cancellation would not individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

6.12 Material Contracts.  (a) Section 6.12 of the Parent Disclosure Schedule contains a listing of the following contracts to which Parent or any of its Subsidiaries is a party in effect on the date of this Agreement (each contract that is described in this Section 6.12 being a “Parent Material Agreement”):

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with a value, or requiring the payment of an annual amount by Parent, in excess of $25,000,000;

(iii) each agreement that constitutes a commitment relating to indebtedness for borrowed money or the deferred purchase price of property by Parent (whether incurred, assumed, guaranteed or secured by any asset) in excess of $25,000,000 and any agreement securing the obligations of Parent or its Subsidiaries with respect to such commitment, in each case, other than agreements solely between or among Parent and its Subsidiaries;

(iv) each contract for lease of tangible personal property or real property involving aggregate payments in excess of $25,000,000 in any calendar year that are not terminable within 60 days, other than contracts related to drilling rigs;

(v) each joint development agreement, exploration agreement, participation or program agreement or similar agreement that contractually requires Parent to make expenditures that would reasonably be expected to be in excess of $25,000,000 in the aggregate during the 12-month period following the date of this Agreement;

(vi) each contract expressly limiting or restricting the ability of Parent or its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(vii) each collective bargaining agreement to which the Partnership is a party or is subject; and

(viii) each agreement under which Parent has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $100,000.

(b) Except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity; and provided that any indemnity, contribution and exoneration provisions contained in any such Parent Material Agreement may be limited by applicable Law and public policy, each of the Parent Material Agreements (i) constitutes the valid and binding obligation of Parent and constitutes the valid and binding obligation of the other parties thereto and (ii) is in full force and effect as of the date of this Agreement, in each case unless the failure to be so would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) There is not, to the Knowledge of Parent, under any Parent Material Agreement, any default or event that, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such events of default, other events, notices or modifications as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

6.13 Environmental Matters.  Except as reflected in the Parent Financial Statements, and except for any such matter that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(a) Each of Parent and its Subsidiaries and its assets, real properties and operations are in compliance with all Environmental Laws and Environmental Permits;

(b) Neither Parent nor its Subsidiaries have received any written notice from any Governmental Authority alleging, with respect to any such entity or any of their respective assets, real properties (whether owned or leased or formerly owned or leased) or operations, the violation of or liability under any Environmental Law (including liability as a potentially responsible party under CERCLA or any analogous state laws) or any Environmental Permit that remains pending or unresolved;

(c) There are no actions, suits, proceedings (including civil, criminal, administrative and dispute resolution proceedings), claims, causes of action, government investigations, orders, decrees or judgments pending or in effect, or, to the Knowledge of Parent, threatened by a Governmental Authority or other third party against Parent or its Subsidiaries that allege a violation of or liability under any Environmental Law that remain pending or unresolved, and, to the Knowledge of Parent, there are no existing facts or circumstances that would reasonably be expected to give rise to any such action, suit, proceeding, claim, cause of action, investigation, order, decree or judgment that remain pending or unresolved;

(d) There has been no Release of any Hazardous Material by Parent or its Subsidiaries in violation of Environmental Law at, on, under or from any real properties as a result of the operations of Parent or its Subsidiaries that has not been remediated as required by any Environmental Law or otherwise adequately reserved for in the Parent Financial Statements; and

(e) This Section 6.13 constitutes the sole and exclusive representation and warranty of Parent with respect to Environmental Permits, Hazardous Materials and Environmental Law.

6.14 Reserve Report.  The factual, non-interpretive data relating to the Oil and Gas Properties of Parent on which the reserve report prepared by DeGolyer and MacNaughton, referred to in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Parent Reserve Report”) was based was accurate in all material respects at the time such data was provided to DeGolyer and MacNaughton. With respect to the proved reserves reflected in the Parent Reserve Report, the Parent Reserve Report conforms in all material respects to the guidelines with respect thereto of the SEC. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

6.15 Title to Properties.  Parent and its Subsidiaries have good and indefeasible title to all real and personal properties that are material to the business of Parent and its Subsidiaries, in each case free and clear of all Liens and defects and imperfections of title except (a) such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by Parent and its Subsidiaries, (b) for Permitted Encumbrances and (c) such as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

6.16 Litigation.  As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of Parent, threatened, against Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries is otherwise a party or, to the Knowledge of Parent, a threatened party, except for Proceedings that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or to prevent or materially delay the consummation of the Merger.

6.17 Information Supplied.  Subject to the accuracy of the representations and warranties of the Partnership set forth in Article V, none of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement (which will be included as a prospectus in the Registration Statement) will, on the date the Proxy Statement is first mailed to Partnership Unitholders or Parent Unitholders, and at the time of the Partnership Unitholders Meeting and Parent Unitholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the applicable requirements of the Securities Act. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of the Partnership for inclusion or incorporation by reference in any of the foregoing documents.

6.18 Tax Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(a) each of Parent and its Subsidiaries has filed when due (taking into account extensions of time for filing) all Tax Returns required to be filed by or with respect to Parent or any of its Subsidiaries, and all such Tax Returns are true, correct and complete;

(b) all Taxes owed by Parent and its Subsidiaries (regardless of whether shown on any Tax Return) have been duly and timely paid in full or an adequate reserve for the payment of such Taxes has been established in accordance with GAAP;

(c) there is no Proceeding now pending against Parent or any of its Subsidiaries in respect of any Tax or Tax Return, nor has any written adjustment with respect to a Tax Return or written claim for additional Tax been received by Parent or any of its Subsidiaries that is still pending;

(d) no written claim has been made by any Tax authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return that Parent or any such Subsidiary is or may be subject to any Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by Parent or any of its Subsidiaries;

(e) there is no outstanding waiver or extension of any applicable statute of limitations for the assessment or collection of Taxes due from Parent or any of its Subsidiaries;

(f) each of Parent and its Subsidiaries has complied in all respects with all applicable Law relating to the payment and withholding of Taxes and has duly and timely withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other party;

(g) none of Parent or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by Parent or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement;

(h) none of Parent or any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise;

(i) Parent and each of its Subsidiaries that is classified as a partnership for U.S. federal tax purposes has in effect a valid election under Section 754 of the Code;

(j) Parent is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation; and

(k) each Subsidiary of Parent other than VNR Finance Corp. is currently (and has been since its respective formation) either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

6.19 Employee Benefits.

(a) Section 6.19(a) of the Parent Disclosure Schedule sets forth a complete and accurate list of each material Employee Benefit Plan sponsored, maintained or contributed to by Parent or any of its ERISA Affiliates during the six-year period preceding the date of this Agreement, or for which Parent or any of its ERISA Affiliates has or could have any liability, contingent or otherwise (each, a “Parent Employee Benefit Plan”).

(b) With respect to each Parent Employee Benefit Plan, Parent has heretofore made available to the Partnership a true and complete copy, or summary if no plan document exists, as of the date of this Agreement, of (i) each material Parent Employee Benefit Plan, (ii) each trust agreement or annuity contract, if any, in effect as of the date of this Agreement that relates to any Parent Employee Benefit Plan, (iii) the most recently prepared actuarial valuation report in connection with each Parent Employee Benefit Plan for which an actuarial valuation report was required to be prepared under applicable Law, (iv) the most recent insurance policy or other material documentation relating directly or indirectly to the funding or administration of each Parent Employee Benefit Plan, and (v) with respect to documents that may not be found in public records, material filings and correspondence with any Governmental Authority within the prior three (3) years.

(c) Each Parent Employee Benefit Plan has been administered in all respects in accordance with its terms, and in compliance with the applicable provisions of all Laws applicable to such Parent Employee Benefit Plan, and complies with such terms and such Laws, in each case except where the failure to be so administered or to so comply, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. There are no investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits payable under the Parent Employee Benefit Plans) or proceedings pending or, to the Knowledge of Parent, threatened against or involving any Parent Employee Benefit Plan or asserting any rights to, or claims for benefits under, any Parent Employee Benefit Plan that would reasonably be expected to have a Parent Material Adverse Effect.

(d) Except as would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect, there do not now exist, nor do any circumstances exist that would result in, any liabilities to Parent or any of its ERISA Affiliates under (i) Title IV of ERISA, (ii) Section 302 of ERISA, (iii) Sections 412 and 4971 of the Code, (iv) to the Knowledge of Parent, a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (v) to the Knowledge of Parent, a “multiple employer plan” (as defined in Section 413(c) of the Code). Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service as to its qualified status or may rely upon an opinion letter for a master/prototype plan or an advisory letter for a volume submitter plan and, to the Knowledge of Parent, nothing has occurred that could adversely affect the qualified status of any such Parent Employee Benefit Plan. Except as would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect, each Parent Employee Benefit Plan conforms with or is exempt from Section 409A of the Code, and no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Parent Employee Benefit Plan and, to the Knowledge of Parent, no fiduciary (within the meaning of Section 3(21) of ERISA) of any Parent Employee Benefit Plan subject to Part 4 of Title I of ERISA has committed a breach of fiduciary duty that could subject the Partnership to material liability taken as a whole. Each Parent Employee Benefit Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liability to Parent or the Partnership (other than ordinary administration expenses and payment of accrued benefits).

(e) Except as set forth on Section 6.19(e) of the Parent Disclosure Schedule, no payments (within the meaning of Section 280G of the Code and related regulations) have or will be made under a Parent Employee Benefit Plan in connection with the consummation of the transactions contemplated hereby that, in the aggregate, would reasonably be expected to result in the imposition of sanctions imposed under Sections 280G and 4999 of the Code, and there are no Liens arising from or relating to any Parent Employee Benefit Plan.

(f) Except as set forth on Section 6.19(f) of the Parent Disclosure Schedule, to the Knowledge of Parent, no Parent Employee Benefit Plan or any other arrangement maintained by Parent or its Affiliates provides any of the following retiree or post-employment benefits to any Person: medical, disability (other than disability benefits relating to a disability occurring during relevant employment) or life insurance benefits, except as required by (i) the applicable requirements of Section 4980B of the Code or any similar state law or (ii) company-paid or subsidized healthcare coverage pursuant to an employment, severance or similar agreement, plan or arrangement. Except as would not, individually or in the aggregate, be expected to have a Parent Material Adverse Effect, each of Parent and each of its ERISA Affiliates is in compliance with (A) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state Law and (B) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(g) Parent and its Subsidiaries are, and have been, in compliance in all respects with all applicable Law relating to the employment of labor, including all such applicable Law relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation, except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. There are no pending or, to the Knowledge of the Parent, threatened material investigations, audits, complaints or proceedings against the Parent or its Subsidiaries by or before any Governmental Authority involving any applicant for employment, any current or former employee or any class of the foregoing that would reasonably be expected to result in a Parent Material Adverse Effect.

(h) None of Parent or any of its Affiliates is a party to, or subject to, a collective bargaining agreement with any labor union or representative of any individuals employed by Parent or any of its Affiliates, and no organizational activity has occurred, or to the Knowledge of Parent has been threatened, in each case within the past six years. There are no pending or, to the Knowledge of Parent, threatened, labor disputes, strikes, lock-outs, work stoppages, requests for representation, pickets or work slow-downs, nor has such event or labor difficulty occurred within the past three years.

6.20 Intellectual Property.  Parent and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Liens except for Permitted Encumbrances, except where the failure to own or have the right to use such Intellectual Property would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, the use of the Parent Intellectual Property by Parent and its Subsidiaries in the operation of Parent’s business as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

6.21 Related Party Transactions.  Except as disclosed in the Parent SEC Documents, neither Parent nor any of its Subsidiaries are party to any transaction or arrangement under which any (a) present or former executive officer or director of Parent or any Subsidiary of Parent, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of Parent or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon Parent or any Subsidiary of Parent or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by Parent pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

6.22 Insurance.  Parent and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as Parent believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) all material insurance policies maintained by or on behalf of Parent or any of its Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by Parent or its Subsidiaries and (b) Parent and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of Parent or any of its Subsidiaries as of the date of this Agreement, and neither Parent nor any of its Subsidiaries is in breach or default under, or has taken any action that would permit termination or material modification of, any material insurance policies.

6.23 Derivatives.  The Parent SEC Documents accurately summarize, in all material respects, the outstanding Derivative positions of Parent and its Subsidiaries, including Hydrocarbon and financial Derivative positions attributable to the production and marketing of Parent and its Subsidiaries, as of the dates reflected therein.

6.24 Availability of Funds.  Parent and Merger Sub will have available at the Closing all of the funds required for the consummation of the transactions contemplated by this Agreement.

6.25 Parent Unitholder Approval.  The approval of the New Common Unit Issuance by the majority of the votes cast affirmatively or negatively by holders of the outstanding Parent Common Units and Parent Class B Units at a duly called meeting of the Parent’s members (the “Parent Unitholder Approval”) is the only vote or approval of any class or series of securities of Parent necessary to approve the Agreement and the transactions contemplated hereby, including the Merger and the New Common Unit Issuance.

6.26 Financial Advisors.  Parent has not incurred any liability for fees of any broker, finder or financial advisor in respect of the transactions contemplated by this Agreement for which the Partnership or Parent will have any responsibility or liability whatsoever, excluding fees to be paid to Parent’s financial advisors, pursuant to letter agreements, the existence of which have been heretofore disclosed to the Partnership and which fees have been disclosed to the Partnership.

6.27 Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business other than in connection with entering into this Agreement and engaging in the transactions contemplated hereby.

6.28 Regulatory Matters.  Parent is not (a) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (b) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

6.29 No Other Representations and Warranties.  Except for the representations and warranties set forth in this Article VI, neither Parent nor any other Person makes or has made any express or implied representation or warranty with respect to Parent or with respect to any other information provided to the Partnership in connection with the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, neither Parent nor any other Person will have or be subject to any liability or other obligation to the Partnership or any other Person resulting from the distribution to the Partnership (including its respective Representatives), or the Partnership’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other material made available to the Partnership in certain “data rooms” or management presentations in expectation of the Merger.

ARTICLE VII
COVENANTS

The Partnership Entities hereby covenant to and agree with the Parent Entities, and Parent and Merger Sub hereby covenant to and agree with the Partnership Entities, that:

7.1 Consummation of the Merger.

(a) Subject to the terms and conditions of this Agreement (including Section 7.1(c)), each of the Parent Entities, on the one hand, and each of the Partnership Entities, on the other hand, will cooperate with the other and use (and will cause their respective Subsidiaries to use) its reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the Merger, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits (including Environmental Permits), authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Merger, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and (iv) obtain all necessary consents, approvals or waivers from third parties.

(b) Each of the Parties hereto will use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Merger, including any proceeding initiated by a private Person, (ii) promptly inform the Other Parties of (and supply to the Other Parties) any communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and any material communication received or given in connection with any proceeding by a private Person, in each case regarding the Merger (iii) permit the Other Parties to review in advance and incorporate their reasonable comments in any communication to be given by it to any Governmental Authority with respect to obtaining any investigations or reviews under any Antitrust Law in connection with the transactions contemplated hereby and (iv) consult with the Other Parties in advance of any meeting, written communications or teleconference with any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Authority or other Person, give the Other Parties the opportunity to attend and participate in such meetings and teleconferences. Subject to Section 7.4(b), the Parties will take reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.1 in a manner so as to preserve the applicable privilege. Any Party may share information with any Other Party on an “outside counsel only” basis. Nothing in this Section 7.1 shall obligate the Parties to share any information regarding the value of the transaction or, absent the entry of a mutually acceptable joint defense agreement, information covered by the attorney client privilege, work product doctrine or other similar privilege.

(c) Parent agrees to take, or cause to be taken (including by its Subsidiaries), any and all steps and to make, or cause to be made (including by its Subsidiaries), any and all undertakings necessary to resolve any objections that a Governmental Authority or any other Person may assert under any Antitrust Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the Merger, in each case, so as to enable the Closing to occur as promptly as practicable and in any event no later than the Outside Date (including any extension thereof provided for in this Agreement or agreed to in writing by the Parties); provided, however, that notwithstanding anything to the contrary in this Agreement, nothing in this Section 7.1 shall require, or be construed to require, any Party to sell or otherwise dispose of, hold separate (through the establishment of a trust or otherwise), divest itself of or limit the ownership of all or any portion of their respective businesses, assets or operations.

(d) In furtherance and not in limitation of the covenants of the Parties contained in this Section 7.1, if any administrative or judicial action or proceeding, including any proceeding by a private Person, is instituted (or threatened to be instituted) challenging the Merger as violative of any Antitrust Law, each of Parent and the Partnership will use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger.

7.2 Registration Statement; Proxy Statement.

(a) As soon as practicable following the date of this Agreement, Parent and the Partnership will jointly prepare and file with the SEC the Proxy Statement and the Partnership and Parent will jointly prepare and Parent will file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus. Each of the Partnership and Parent will use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the transactions contemplated hereby. Parent also agrees to use commercially reasonable efforts to obtain any necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Each of Parent and the Partnership will use its commercially reasonable efforts to cause the Proxy Statement to be mailed to the Parent Unitholders and Partnership Unitholders, respectively, as promptly as practicable after the Registration Statement is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by either Parent or the Partnership without providing the Other Parties a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Partnership or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Partnership or Parent that should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information will promptly notify the Other Parties hereto and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by Law, disseminated to the Parent Unitholders and the Partnership Unitholders. The Parties will notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information and will supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Registration Statement or the transactions contemplated hereby and (ii) all orders of the SEC relating to the Registration Statement.

(b) The Partnership will, as soon as reasonably practicable following the date of this Agreement, establish a record date for, and, subject to Section 7.3, as soon as reasonably practicable following the Registration Statement being declared effective by the SEC, duly call, give notice of, convene and hold, the Partnership Meeting. If reasonably practicable, the Partnership Meeting shall be held within 45 days after the mailing of the Proxy Statement. Subject to Section 7.3, the Partnership GP will, through the Partnership Board, (i) determine that the Merger is in the best interests of the Partnership and the Partnership Unitholders and (ii) recommend that the Partnership Unitholders approve this Agreement and the transactions contemplated hereby, including the Merger (the “Partnership Board Recommendation”). The Proxy Statement shall (subject to Section 7.3) include the Partnership Board Recommendation. Unless this Agreement is terminated in accordance with Article IX, the Partnership’s obligations to call, give notice of and hold the Partnership Meeting in accordance with this Section 7.2(b) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Superior Proposal or Alternative Proposal, or by any Partnership Change in Recommendation. Without limiting the generality of the foregoing, the Partnership agrees that: (i) unless this Agreement is validly terminated in accordance with Article IX (including, if applicable, upon payment of the Termination Fee), the Partnership shall not submit any Superior Proposal to a vote of the Partnership Unitholders; and (ii) the Partnership shall not (without Parent’s prior written consent) adjourn, postpone or, subject to termination of this Agreement in accordance with Article IX, cancel (or propose, publicly or otherwise, or resolve to adjourn, postpone or cancel) the Partnership Meeting. Notwithstanding anything in this Agreement to the contrary, the Partnership may postpone or adjourn the Partnership Meeting without Parent’s prior written consent up to the Business Day prior to the Outside Date (A) in the absence of proxies sufficient to obtain the Partnership Unitholder Approval, to solicit additional proxies for the purpose of obtaining Partnership Unitholder Approval, (B) in the absence of a quorum or (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Partnership has determined after consultation with outside legal counsel is necessary for such supplemental or amended disclosure to be disseminated and reviewed by the Partnership Unitholders prior to Partnership Meeting. Notwithstanding anything to the contrary in this Agreement, if there occurs a Partnership Change in Recommendation and this Agreement is not terminated in accordance with Article IX, the Partnership shall remain required to call, hold and convene the Partnership Meeting unless this Agreement has been terminated in accordance with its terms.

(c) Parent will, as soon as reasonably practicable following the date of this Agreement, establish a record date for, and as soon as reasonably practicable following the Registration Statement being declared effective by the SEC, duly call, give notice of, convene and hold, the Parent Meeting. Parent will, through the Parent Board, recommend to the Parent Unitholders approval of the New Common Unit Issuance (the “Parent Board Recommendation”). Without limiting the generality of the foregoing, Parent shall not (without the Partnership’s prior consent) adjourn, postpone, subject to the termination of the Agreement in accordance with Article IX, cancel (or propose, publicly or otherwise, or resolve to postpone or cancel) the Parent Meeting. The Proxy Statement shall include the Parent Board Recommendation. Parent shall take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable (including soliciting proxies or postponing or adjourning the Parent Meeting up to the Business Day prior to the Outside Date) for the purposes of (i) obtaining a quorum at the Parent Meeting and (ii) obtaining the Parent Unitholder Approval. Notwithstanding anything in this

Agreement to the contrary, Parent may postpone or adjourn the Parent Meeting without the Partnership’s prior written consent (i) to solicit additional proxies for the purpose of obtaining Parent Unitholder Approval up to the Business Day prior to the Outside Date, (ii) in the absence of a quorum or (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Parent has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Parent Unitholders prior to Parent Meeting.

(d) The Parties shall use their reasonable best efforts to hold the Parent Meeting and the Partnership Unitholder Meeting on the same day at the same time.

7.3 Alternative Proposals; Change in Recommendation.

(a) The Partnership will, and will cause its Subsidiaries and its and their respective directors, officers, and employees to, and will use its reasonable best efforts to cause their respective other Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to an Alternative Proposal. Except as permitted by this Section 7.3, the Partnership will not, and will cause its Subsidiaries and its and their respective directors, officers and employees not to, and will use reasonable best efforts to cause their respective other Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that would reasonably be expected to lead to the submission of any Alternative Proposal, or (ii) enter into or participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or that would reasonably be expected to lead to, any Alternative Proposal. Notwithstanding anything to the contrary contained in this Agreement, if at any time following the date of this Agreement and prior to obtaining the Partnership Unitholder Approval, (1) the Partnership has received a written Alternative Proposal that was not solicited after the date of this Agreement and that the Partnership Board believes is bona fide, and that did not result from a material breach of this Section 7.3 and (2) the Partnership Board, after consultation with its financial advisors and outside legal counsel, determines in good faith that such Alternative Proposal constitutes or would reasonably be likely to lead to or result in a Superior Proposal, then the Partnership may, subject to clauses (x), (y) and (z) below, (A) furnish information, including non-public information, with respect to the Partnership and its Subsidiaries to the Person making such Alternative Proposal and (B) participate in discussions or negotiations regarding such Alternative Proposal; provided that (x) substantially concurrently with furnishing any such non-public information to, or entering into discussions or negotiations with, such Person, the Partnership gives Parent written notice of the identity of such Person and the Partnership’s intention to furnish non-public information to, or enter into discussions or negotiations with, such Person, (y) the Partnership receives from such Person an executed confidentiality agreement between the Partnership and such Person with confidentiality provisions that are not less restrictive to such Person than the provisions of the Confidentiality Agreement are to Parent and (z) the Partnership will provide to Parent any non-public information about the Partnership and its Subsidiaries that was not previously provided or made available to Parent prior to or substantially concurrently with providing or making available such non-public information to such other Person.

(b) In addition to the obligations of the Partnership set forth in Section 7.3(a), the Partnership will promptly (and in no event later than 24 hours after receipt) (i) advise Parent in writing of any Alternative Proposal (and any changes thereto) and the material terms and conditions of any such Alternative Proposal, including the identity of such Person making such Alternative Proposal, and (ii) provide Parent with copies of all written proposals or draft agreements received by the Partnership or any Representative of the Partnership setting forth the terms and conditions of, or otherwise relating to, such Alternative Proposal. The Partnership will keep Parent reasonably informed of material developments with respect to any such Alternative Proposal, offers, inquiries or requests (and the Partnership shall promptly (and in no event later than 24 hours after receipt) provide Parent with copies of any additional written proposals received by the Partnership or that the Partnership has delivered to any third party making an Alternative Proposal relating to such Alternative Proposal) and of the status of any such discussions or negotiations. The Partnership Entities agree that neither Partnership Entity nor any of the Subsidiaries of the

Partnership will enter into any agreement with any person subsequent to the date of this Agreement that prohibits the Partnership from providing any information to Parent in accordance with this Section 7.3.

(c) Except as otherwise provided in this Section 7.3, the Partnership Board shall not: (i) (A) withdraw, modify or qualify in any manner adverse to Parent the Partnership Board Recommendation, (B) fail to include the Partnership Board Recommendation in the Proxy Statement or (C) publicly approve or recommend, or publicly propose to approve or recommend, any Alternative Proposal (any action described in this Section 7.3(c)(i) being referred to as a “Partnership Change in Recommendation”); (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow the Partnership or any of its Subsidiaries to execute or enter into (other than a confidentiality agreement under Section 7.3(a)(y)), any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with, any Alternative Proposal; (iii) fail to announce publicly within ten Business Days after a tender offer or exchange offer relating to the Partnership Units shall have been commenced that the Partnership Board recommends rejection of such tender offer or exchange offer and reaffirming the Partnership Board Recommendation; or (iv) resolve, agree or publicly propose to, or permit the Partnership or any Representative of the Partnership to agree or publicly propose to take any of the actions referred to in this Section 7.3(c). For the avoidance of doubt, a public statement that describes the Partnership’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed a Partnership Change in Recommendation.

(d) Notwithstanding the foregoing, if (i) the Partnership receives a written Alternative Proposal (and such proposal is not withdrawn) that the Partnership Board believes is bona fide, (ii) such Acquisition Proposal did not result from a material breach of this Section 7.3 and (iii) the Partnership Board determines, after consultation with its financial advisors and outside legal counsel, that such Alternative Proposal constitutes a Superior Proposal, then the Partnership Board may at any time prior to obtaining the Partnership Unitholder Approval, terminate this Agreement and pay Parent a Termination Fee or effect a Partnership Change in Recommendation; provided, however, that the Partnership Board may not take such action pursuant to the foregoing unless:

(i) the Partnership has provided prior written notice to Parent specifying in reasonable detail the reasons for such action (including a description of the material terms of such Superior Proposal and delivering to Parent a copy of any current draft of any proposed definitive agreement providing for the Alternative Proposal for such Superior Proposal in the form to be entered into and any other relevant proposed transaction agreements) at least two Business Days in advance of its intention to take such action with respect to a Partnership Change in Recommendation, unless at the time such notice is otherwise required to be given there are less than two Business Days prior to the Partnership Meeting, in which case the Partnership will provide as much notice as is reasonably practicable (the period inclusive of all such days, the “Notice Period”) (it being understood and agreed that any material amendment to the terms of a Superior Proposal shall require a new notice pursuant to this Section 7.3(d)(i) and a new Notice Period); and

(ii) during the Notice Period, the Partnership has negotiated with Parent in good faith (to the extent Parent desires to negotiate) regarding any revisions to or adjustments in the terms and conditions of this Agreement proposed by Parent.

(e) Notwithstanding anything in this Agreement to the contrary, the Partnership Board is permitted, at any time prior to obtaining the Partnership Unitholder Approval, other than in connection with an Alternative Proposal, to make a Partnership Change in Recommendation in response to an Intervening Event, but only if (i) prior to taking any such action, the Partnership Board determines in good faith, after consultation with and considering the advice of the Partnership’s outside legal counsel, that failure to take such action would be inconsistent with its duties under applicable Delaware law, the Existing Partnership Agreement or the Partnership GP Agreement, (ii) the Partnership has given at least three Business Days’ advance written notice to Parent that the Partnership Board intends to take such action (which notice shall specify in reasonable detail the reasons for such action) and (iii) during such period the Partnership has negotiated with Parent in good faith (to the extent Parent desires to negotiate) regarding any revisions to or adjustments in the terms and conditions of this Agreement proposed by Parent. If after compliance with the foregoing clauses (i) – (iii) the Partnership Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to make a Partnership Change in Recommendation would be inconsistent with its duties under applicable Delaware law, the Existing Partnership Agreement or the Partnership GP Agreement, then the Partnership Board may, at any time prior to obtaining the Partnership Unitholder Approval, effect a Partnership Change in Recommendation. An “Intervening Event” means a material event, circumstance, state of facts, occurrence, development or change that did not exist or was not known to the Partnership Board on the date of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable by the Partnership Board as of the date of this Agreement), which event, circumstance, state of facts, occurrence, development or change, or any material consequences thereof, becomes known to the Partnership Board prior to the receipt of the Partnership Unitholder Approval; provided, however, that (A) in no event shall the receipt, existence, potential for or terms of an Alternative Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event and (B) if the Intervening Event relates to a change, event, development, circumstance, condition, occurrence or effect involving the Partnership, then none of the following changes, events, developments, circumstances, conditions, occurrences or effects shall constitute an Intervening Event: (1) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions; and changes in oil, natural gas, condensate or natural gas liquids prices or prices of other commodities, including changes in price differentials; (2) changes in general economic conditions in the (v) oil and gas exploration and production industry, (w) natural gas gathering, compressing, treating, processing and transportation industry generally, (x) the natural gas liquids fractionating and transportation industry generally, (y) the crude oil and condensate logistics and marketing industry generally, and (z) the natural gas marketing and trading industry generally; (3) the announcement or pendency of this Agreement (including, for the avoidance of doubt, performance of obligations under this Agreement); and (4) changes in any Laws or regulations applicable to the Partnership or the industries in which the Partnership or Parent operate or applicable accounting regulations or the interpretations thereof.

(f) Nothing contained in this Agreement will prevent the Partnership or the Partnership Board from taking and disclosing to the Partnership Unitholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to the Partnership Unitholders) or from making any legally required disclosure to Partnership Unitholders. Any “stop-look-and-listen” communication by the Partnership or the Partnership Board to the Partnership Unitholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Partnership Unitholders) will not be considered a failure to make, or a withdrawal, modification or change in any manner adverse to Parent of, all or a portion of the Partnership Board Recommendation.

(g) The Partnership acknowledges and agrees that any action inconsistent with any provision set forth in this Section 7.3 that is taken by a Representative of the Partnership that, if taken by the Partnership would have been a material breach of this Section 7.3, shall be deemed to constitute a breach of such provision by the Partnership.

(h) For purposes of this Agreement:

(i) “Alternative Proposal” means any proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act) other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Partnership equal to 20% or more of the consolidated assets of the Partnership or to which 20% or more of the Partnership’s revenues or earnings are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of the Partnership’s equity securities, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of the Partnership’s equity securities or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the

Partnership that is structured to permit such Person or group to acquire beneficial ownership of at least 20% of the Partnership’s consolidated assets or equity interests; in each case, other than the transactions contemplated by this Agreement.

(ii) “Superior Proposal” means a written offer that was not solicited after the date of this Agreement and that was obtained after the date of this Agreement, (A) to acquire, directly or indirectly, (1) more than 50% of the outstanding equity securities of the Partnership or (2) more than 50% of the assets of the Partnership and its Subsidiaries, or (B) related to a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transactions involving the Partnership, in each case made by a third party, which did not result from a material breach of this Section 7.3, is on terms and conditions that the Partnership Board determines in good faith, after consultation with its financial advisors and outside legal counsel, to be more favorable to the Partnership Unitholders than the Merger, taking into account at the time of determination (a) relevant financial considerations, (b) the identity of the person making such offer, (c) the anticipated timing, conditions and prospects for completion of the transactions contemplated by such offer, (d) the other terms and conditions of such offer and the implications thereof on the Partnership, including relevant legal, regulatory and other aspects of such offer and (e) any changes to the terms of this Agreement that as of that time had been committed to by Parent in writing.

7.4 Access to Information; Confidentiality.

(a) Upon reasonable notice, each Party shall, and shall cause each of its Subsidiaries to afford to the Other Parties and their respective Representatives reasonable access during normal business hours (and, with respect to books and records, the right to copy) to all of its and its Subsidiaries’ properties, commitments, books, contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives. Each Party shall furnish promptly to the Other Parties (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including “comment letters”) received by such Party from the SEC concerning compliance with securities Laws and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as the Other Parties may reasonably request (including information necessary to prepare the Proxy Statement and the Registration Statement). Without limiting the foregoing, the Partnership shall deliver or cause to be delivered to Parent (1) on a monthly basis reports specifying the capital expenditures, operating expenses, production and completed and in-progress activities of the Partnership and its Subsidiaries, together with a comparison to the relevant items in the Partnership’s 2015 budget, and (2) weekly operating reports, in each case, to the extent as prepared by the Partnership in the ordinary course of business consistent with past practice. Except for disclosures permitted by the terms of the Confidentiality Agreement, each Party and its Representatives shall hold information received from the Other Parties pursuant to this Section 7.4 in confidence in accordance with the terms of the Confidentiality Agreement.

(b) This Section 7.4 shall not require any Party to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with counsel, which may be in-house counsel) of such Party would reasonably be expected to result in (i) any violation of any contract or Law to which such Party or its Subsidiaries is a party or is subject or cause any privilege (including attorney-client privilege) that such Party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in such Party’s good faith judgment (after consultation with counsel, which may be in-house counsel) adversely affect in any material respect such Party’s position in any pending or, what such Party believes in good faith (after consultation with counsel, which may be in-house counsel) could be, future litigation or (ii) if such Party or any of its Subsidiaries, on the one hand, and the Other Parties or any of its Subsidiaries, on the other hand, are adverse parties in a litigation, such information being reasonably pertinent thereto; provided that, in the case of clause (i) the Parties hereto shall cooperate in seeking to find a way to allow disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so (1) would not (in the good faith belief of the Party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) reasonably be likely to result in the violation of any such contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (2) could reasonably (in the good faith belief of the party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which non-employee Representatives of the Other Parties shall be provided access to such information; provided, further, that the Party being requested to disclose the information shall (x) notify the Other Parties that such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any such contract or Law or are reasonably likely to cause such privilege to be undermined, (y) communicate to the Other Parties in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 7.4(b)) and (z) in the case where such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any contract, use reasonable commercial efforts to seek consent from the applicable third party to any such contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such contract).

7.5 Public Statements.  The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Partnership. Parent and the Partnership will not, and each of the foregoing will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby, without the prior written approval of the Parties; provided, however, that a Party or its Representatives may issue a public announcement or other public disclosures required by Law or the rules of any stock exchange upon which such Party’s or its Parent entity’s capital stock is traded, provided such Party uses reasonable best efforts to afford the Other Parties an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same; provided, however, that this Section 7.5 shall not be deemed to restrict in any manner the Partnership’s ability to communicate with its employees and that the Partnership shall not be required by this Section 7.5 to consult with any Other Party with respect to a public announcement in connection with the receipt and existence of an Alternative Proposal and matters related thereto or a Partnership Change in Recommendation, subject to the obligations set forth in Section 7.3.

7.6 Confidentiality.  The obligations of Parent and the Partnership under the Confidentiality Agreement shall remain in full force and effect and all information provided to any Party hereto or its Representatives pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined in the Confidentiality Agreement; provided, however, that nothing in the Confidentiality Agreement shall be deemed to restrict the performance by the Partnership or Parent of their respective obligations under this Agreement, and in the case of any conflict between the terms of this Agreement and the terms of the Confidentiality Agreement the terms of this Agreement shall control.

7.7 Takeover Laws.  Neither the Partnership nor Parent will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from the Takeover Laws of any state that purport to apply to this Agreement or the transactions contemplated hereby.

7.8 New Common Units Listed.  Parent will use its commercially reasonable efforts to list, prior to the Closing, on the NASDAQ Global Select Market, upon official notice of issuance, the New Common Units.

7.9 Third-Party Approvals.

(a) Subject to the terms and conditions of this Agreement, Parent and the Partnership and their respective Subsidiaries will cooperate and use their respective commercially reasonable efforts to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all Governmental Authorities and third parties necessary to consummate the transactions contemplated by this Agreement and to comply with the terms and conditions of such permits, consents, approvals and authorizations and to cause the Merger to be consummated as expeditiously as practicable. Each of Parent and the Partnership has the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental

Authorities in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties hereto agrees to act reasonably and promptly. Each Party hereto agrees that it will consult with the Other Parties with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement, and each Party will keep the Other Parties apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Each of Parent and the Partnership agrees, upon request, to furnish the Other Parties with all information concerning itself, its Subsidiaries, directors, officers and unitholders and such other matters as may reasonably be necessary or advisable in connection with the Proxy Statement, the Registration Statement or any filing, notice or application made by or on behalf of such Other Parties or any of such Other Party’s Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby.

(c) This Section 7.9 shall not apply to (i) approval under Antitrust Laws or (ii) approval of the SEC of the Registration Statement and Proxy Statement.

7.10 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Existing Partnership Agreement, the Supplemental Indemnification Agreements, this Agreement or, if applicable, similar organizational documents or agreements of any of the Partnership’s Subsidiaries, from and after the Effective Time, Parent and the Surviving Entity, jointly and severally, will: (i) indemnify and hold harmless each person who is now, or has been or becomes at any time prior to the Effective Time, an officer, director or employee of Partnership GP LLC, Partnership GP, the Partnership or any of its Subsidiaries and also with respect to any such Person, in such Person’s capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (regardless of whether such other entity or enterprise is affiliated with the Partnership) serving at the request of or on behalf of Partnership GP LLC, Partnership GP, the Partnership or any of its Subsidiaries and together with such Person’s heirs, executors or administrators (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law in connection with any Claim or Action and any losses, claims, damages, liabilities, costs, Indemnification Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) resulting therefrom; and (ii) promptly pay on behalf of or, within 15 days after any request for advancement, advance to each of the Indemnified Parties, any Indemnification Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim or Action in advance of the final disposition of such Claim or Action, including payment on behalf of or advancement to the Indemnified Party of any Indemnification Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security. The indemnification and advancement obligations of Parent and the Surviving Entity pursuant to this Section 7.10(a) extend to acts or omissions occurring at or before the Effective Time and any Claim or Action relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger and the transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim or Action relating thereto), and all rights to indemnification and advancement conferred hereunder continue as to any Indemnified Party who has ceased to be a director or officer of Partnership GP LLC, Partnership GP, the Partnership or any of its Subsidiaries after the date of this Agreement and inure to the benefit of such person’s heirs, executors and personal and legal representatives. As used in this Section 7.10: (x) the term “Claim” means any threatened, asserted, pending or completed action or proceeding, whether instituted by any Party hereto, any Governmental Authority or any other person, that any Indemnified Party in good faith believes might lead to the institution of any action or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism (“Action”), arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director, officer, employee, member, trustee or other fiduciary of the Partnership GP LLC, Partnership GP, the Partnership or of any of its Subsidiaries or as a trustee of (or in a similar capacity with) any compensation and benefit plan of any thereof; (y) the term “Indemnification Expenses” means documented out of pocket attorneys’ fees and expenses and all other reasonable and documented out of pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is sought pursuant to this Section 7.10(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party; and (z) the phrase “to the fullest extent authorized or permitted by applicable Law” includes, but is not limited to (1) to the fullest extent authorized or permitted by any provision of the DRULPA and the DLLCA that authorizes or permits additional indemnification by agreement or otherwise, or the corresponding provision of any amendment to or replacement of the DRULPA and the DLLCA and (2) to the fullest extent authorized or permitted by any amendments to or replacements of the DRULPA and the DLLCA adopted after the date of this Agreement that increase the extent to which an entity may indemnify its directors, officers, trustees, employees, agents, or fiduciaries or persons serving in any capacity in which any Indemnified Party serves, provided that any amendment, alteration or repeal of the DRULPA or the DLLCA that adversely affects any right of any Indemnified Party will be prospective only and does not limit or eliminate any such right with respect to any Claim or Action involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal. Neither Parent nor the Surviving Entity will settle, compromise or consent to the entry of any judgment in any actual or threatened Claim or Action in respect of which indemnification has been or could be sought by such Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or Action without admission or finding of wrongdoing, or such Indemnified Party otherwise consents thereto.

(b) Without limiting the foregoing, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the Indemnitees as provided in the Existing Partnership Agreement (or, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement, or other organizational documents of any of Partnership GP LLC, Partnership GP or the Partnership’s Subsidiaries) and indemnification agreements (including the Supplemental Indemnification Agreements) of Partnership GP LLC, Partnership GP, the Partnership or any of its Subsidiaries will be assumed by the Surviving Entity and Parent in the Merger, without further action, at the Effective Time and will survive the Merger and continue in full force and effect in accordance with their terms.

(c) For a period of six years from the Effective Time, the Existing Partnership Agreement and the organizational documents of the Partnership’s Subsidiaries will contain provisions no less favorable with respect to indemnification, advancement of expenses, exculpation and limitations on liability of directors and officers than are set forth in the Existing Partnership Agreement and Supplemental Indemnification Agreements, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were Indemnified Parties, unless such modification is required by Law and then only to the minimum extent required by Law; provided, however, that any such modification shall be prospective only and shall not limit or eliminate any such right with respect to any Claim or Action involving any occurrence or alleged occurrence of any action or omission to act that took place prior to modification; and provided further that all rights to indemnification in respect of any Action pending or asserted or any Claim made within such period continue until the disposition of such Action or resolution of such Claim.

(d) For a period of six years from the Effective Time, Parent will maintain in full effect the current directors’ and officers’ liability and fiduciary liability insurance policies covering the Indemnified Parties

(but may substitute therefor other policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties so long as that substitution does not result in gaps or lapses in coverage) with respect to matters occurring on or before the Effective Time, but Parent is not required to pay annual premiums in excess of 300% of the last annual premiums paid therefor prior to the date of this Agreement (the “Maximum Amount”) and will purchase the maximum amount of coverage that can be obtained for that amount if the coverage described in this Section 7.10(d) would cost in excess of that amount. If Parent elects, then Parent may, on or prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided that in no event shall the cost of such policy, if purchased by the Partnership, exceed six times the Maximum Amount and, if such a “tail policy” is purchased, neither Parent nor the Surviving Entity shall have any further obligations under this Section 7.10(d).

(e) If Parent, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other person and is not the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Entity assume the obligations set forth in this Section 7.10.

(f) Parent will cause the Surviving Entity to perform all of the obligations of the Surviving Entity under this Section 7.10.

(g) This Section 7.10 survives the consummation of the Merger and is intended to be for the benefit of, and to be enforceable by, the Indemnified Parties and the Indemnitees and their respective heirs and personal representatives, and will be binding on Parent, the Surviving Entity and their respective successors and assigns.

7.11 Notification of Certain Matters.  The Partnership shall give prompt notice to Parent, and Parent shall give prompt notice to the Partnership, to the extent in each case it obtains Knowledge thereof, of (a) any notice or other communication received by such Party from any Governmental Authority in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such Party to obtain such consent is reasonably likely to be material to the Partnership or Parent, (b) any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries and that relate to the Merger, and (c) any material failure of such Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby that would result in the failure to be satisfied of any of the conditions to the Closing in Article VIII; provided that, in the case of clause (c), the failure to comply with this Section 7.11 shall not result in the failure to be satisfied of any of the conditions to the Closing in Article VIII, or give rise to any right to terminate this Agreement under Article IX, if the underlying fact, circumstance, event or failure would not in and of itself give rise to such failure or right.

7.12 Section 16 Matters.  Prior to the Effective Time, Parent and the Partnership will take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Partnership Common Units (including derivative securities with respect to Partnership Common Units) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.13 Distributions.  Each of the Partnership and Parent will consult with the Other Party regarding the declaration and payment of distributions in respect of Partnership Common Units, the Parent Common Units, Parent Class B Units, and Parent Preferred Units occurring after the date of this Agreement, and the record and payment dates relating thereto, to ensure that no Partnership Unitholder receives two distributions, or fails to receive one distribution, for any single calendar month or quarter, as applicable, with respect to either

(a) the Partnership Common Units or (b) the Parent Common Units any such Partnership Unitholder will receive in exchange for Partnership Common Units pursuant to the Merger.

7.14 Employee Matters.

(a) From the date of this Agreement until the date that is five days prior to the Closing Date (the “Interview Period”), Parent shall have the right to conduct interviews with respect to all of the Employees. At any time prior to the expiration of the Interview Period, Parent shall, in its sole discretion, determine and inform the Partnership of which Employees Parent will make an offer of employment to effective as of and expressly conditioned upon the completion of the Closing. Any Employee designated to receive an offer of employment from Parent or Parent’s Affiliate shall be deemed an “ Offered Employee.” The Parent or Parent’s Affiliate’s offer of employment may be in the form of a Qualified Offer or an Unqualified Offer. Each offer of employment shall be in writing and is expressly subject to an Offered Employee’s satisfaction of Parent’s standard on-boarding process and procedures, including pre-employment drug testing and background check procedures. Parent shall inform the Partnership promptly of the identity of any Offered Employee who does not accept the applicable employment offer of Parent or Parent’s Affiliate. Offered Employees who accept an applicable offer of employment from Parent or Parent’s Affiliate and commence employment with the Parent or Parent’s Affiliate on the Closing Date shall be deemed “Continuing Employees.” If an Employee that Parent or Parent’s Affiliate wishes to offer employment is not actively at work five days prior to Closing Date because the Employee is on workers’ compensation, on an approved leave of absence (including an approved leave of absence with a legal or contractual right to reinstatement, military leave, maternity leave, or leave under the Family and Medical Leave Act of 1993) or absent due to disability, illness or other similar circumstance (each, an “Absent Employee”)), Parent or Parent’s Affiliate shall make such offer of employment to be effective upon the expiration of the approved leave of absence or the Absent Employee’s other return from workers’ compensation, disability, illness or other similar circumstance, provided that such offer of employment shall remain valid no longer than 90 days following the Closing Date. An Absent Employee who does not return to work after the expiration of an approved leave of absence or otherwise under the preceding sentence shall not be considered a Continuing Employee hereunder and their offer of employment shall be null and void. The Partnership shall cause the Partnership or its Subsidiary, as applicable, to terminate the employment of all of the Employees effective as of and expressly conditioned upon the completion of the Closing. Except as otherwise provided within this Agreement or a Partnership Employee Benefit Plan, if any Offered Employee elects not to become a Continuing Employee (a “Retiring Employee”), none of the Partnership, Parent or any of their respective Affiliates shall have any obligation to pay severance or any other benefit to such Retiring Employee.

(b) For a period of one year following the Effective Time (or, if earlier, the date of termination of the applicable Continuing Employee) (the “Continuation Period”), Parent shall, and shall cause its Affiliates to, provide each of the Continuing Employees who remains in the active employment of Parent or any of its Affiliates with (i) a base salary or wages that are no less than such Continuing Employee’s base salary or wages as of the Effective Time and (ii) employee benefits that are no less favorable, in the aggregate, than the employee benefits that Parent provides to its similarly situated employees during such period.

(c) The provisions of this Section 7.14 are for the sole benefit of the Parties to this Agreement and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Partnership or any of their respective Affiliates, other than the Parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 7.14) under or by reason of any provision of this Agreement. Nothing in this Section 7.14 amends, or will be deemed to amend (or prevent the amendment or termination of) any Partnership Employee Benefit Plan or any Parent Employee Benefit Plan. Parent (i) has no obligation to continue to employ or retain the services of any Continuing Employee for any period of time following the Effective Time and (ii) except as specifically provided in this Section 7.14, will be entitled to modify any compensation or benefits provided to, and any other terms or conditions of employment of, any such employees in its absolute discretion. Notwithstanding anything to the contrary in this Section 7.14(c) or within any Partnership Employee Benefit Plan, any decisions made by the Partnership, the Parent or any Parent Affiliate, either prior to, in connection with or following the Effective Time, with respect to any participants under such arrangements or plans, shall be made by the appropriate party exercising its good faith discretion and, to the extent that a disagreement or dispute arises over any issue related to a Partnership Employee Benefit Plan that is not already subject to customary ERISA claims procedures, such disagreement or dispute shall be submitted to mandatory arbitration.

7.15 Transaction Litigation.  The Partnership shall give Parent the opportunity to participate in the defense or settlement of any security holder litigation against the Partnership, Partnership GP, Partnership GP LLC or their respective directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Parent shall give the Partnership the opportunity to participate in the defense or settlement of any security holder litigation against the Parent or its directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of the Partnership, which consent shall not be unreasonably withheld, conditioned or delayed.

7.16 Financing Cooperation.  Prior to the Effective Time, the Partnership Entities shall, and shall cause their respective Subsidiaries and their respective Representatives to, at Parent’s sole cost and expense, provide all cooperation that is reasonably necessary, proper or advisable in connection with any financing by Parent or any of its Subsidiaries in connection with the Transactions and the transactions contemplated by the LRR Agreement as may be reasonably requested by Parent or its Representatives. Without limiting the generality of the foregoing, the Partnership Entities shall, and shall cause their respective Subsidiaries and use commercially reasonable efforts to cause their respective Representatives to, (i) furnish, as promptly as practicable, the report of the Partnership’s auditor on the most recently available audited consolidated financial statements of the Partnership and its Subsidiaries and use its commercially reasonable efforts to obtain the consent of such auditor to the use of such report in accordance with normal custom and practice, and use commercially reasonable efforts to cause such auditor to provide customary comfort letters (providing “negative assurance” comfort) and drafts thereof to the underwriters, administrative agent, lenders, initial purchasers or placement agents, as applicable, in connection with such financing by Parent; (ii) use commercially reasonable efforts to furnish, as promptly as practicable, financial statements and other financial data of the Partnership as would be required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering to consummate any offering(s) of securities contemplated by such financing; (iii) provide reasonable and customary assistance in the preparation of one or more confidential information memoranda, prospectuses, offering memoranda, private placement memoranda and other marketing and syndication materials (including the provision of authorization letters and a representation with respect to the presence or absence of material non-public information) reasonably requested by Parent, including by making available, at reasonable times and on reasonable advance notice, employees and advisors of the Partnership Entities; (iv) in a reasonable number of meetings, lender presentations, due diligence sessions, drafting sessions and road shows, in each case, upon reasonable advance notice and at mutually agreed times; (v) assisting Parent in connection with the preparation and registration of (but not executing) any pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, or documents as may be reasonably requested by Parent or the Financing Sources or otherwise reasonably facilitating the pledging of collateral in connection with the financing of the Transactions and the transactions contemplated by the LRR Agreement (provided that such documents will not take effect until the Effective Time); (vi) using commercially reasonable efforts to ensure that any syndication efforts benefit from existing lending and investment banking relationships; and (vii) providing all customary documentation and other information about the Partnership, the Partnership GP and their respective Subsidiaries requested by Parent or the Financing Sources in connection with the financing of the Transactions and the transactions contemplated by the LRR Agreement and required under applicable “know your customer” sanctions and anti-money-laundering rules and regulations; provided that (x) none of the Partnership or any of its Subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with such financing or to take any action that would be prohibited by any applicable Law or cause a default of, or breach under, or otherwise violate any Partnership Material Agreement, in each case except for any payment, incurrence or action that is conditioned upon, and shall not take effect until, the Effective Time, (y) no obligations of the Partnership or any of its Subsidiaries under any certificate, opinion, contract, indenture or other document or instrument delivered pursuant to this Section 7.16 shall be effective until the Effective Time, and none of the Partnership or any of its Subsidiaries shall be required to take any action pursuant to this Section 7.16 under any certificate, opinion, contract, indenture or other document or instrument that is not contingent upon the Closing or that would be effective prior to the Effective Time and (z) none of the Partnership or its senior officers shall be required to engage in any action that would interfere unreasonably with the business of the Partnership and its Subsidiaries. Parent shall indemnify and hold harmless the Partnership and its Subsidiaries, Partnership GP and their respective Representatives from and against any and all losses or damages suffered or incurred by them in connection with the arrangement of any financing by Parent or any of its Subsidiaries in connection with the Transactions and the transactions contemplated by the LRR Agreement and any information utilized in connection therewith except (A) with respect to information supplied by the Partnership, its Subsidiaries and Representatives specifically for inclusion or incorporation by reference therein and/or (B) to the extent such losses and damages arise from the willful misconduct of the Partnership’s or any of its Subsidiaries’ Representatives.

ARTICLE VIII
CONDITIONS TO CONSUMMATION OF THE MERGER

8.1 Mutual Closing Conditions.  The obligations of each of the Parties to consummate the Merger are conditioned upon the satisfaction at or prior to the Closing (or waiver by both the Partnership and Parent) of each of the following:

(a) Partnership Unitholder Approval has been obtained at the Partnership Meeting or an adjournment thereof.

(b) Parent Unitholder Approval has been obtained at the Parent Meeting or an adjournment thereof.

(c) No Law, order, judgment or injunction (whether preliminary or permanent) issued, enacted, promulgated, entered or enforced by a court of competent jurisdiction or other Governmental Authority restraining, prohibiting or rendering illegal the consummation of the transactions contemplated by this Agreement (brought by a third party) is in effect.

(d) The Registration Statement has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

(e) The New Common Units deliverable to the holders of Partnership Common Units (including Partnership Restricted Units) as contemplated by this Agreement have been approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance.

8.2 Additional Partnership Conditions to Closing.  The obligation of the Partnership to consummate the Merger is further conditioned upon satisfaction (or waiver by the Partnership) at or prior to the Closing of each of the following:

(a) The representations and warranties of Parent contained in (i) this Agreement (other than in Section 6.2(a) and Section 6.10(a)) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) Section 6.2(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for any de minimis inaccuracies, and (iii) Section 6.10(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(b) Each and all of the agreements and covenants of the Parent Entities to be performed and complied with pursuant to this Agreement on or prior to the Effective Time have been duly performed and complied with in all material respects.

(c) The Partnership has received a certificate signed by the Chief Executive Officer of Parent, dated as of the Closing Date, to the effect set forth in Section 8.2(a) and Section 8.2(b).

(d) The Partnership has received opinions of Vinson & Elkins L.L.P. dated as of the Closing Date, and based on facts, representations, assumptions and exclusions set forth or referred to in such opinion, to the effect that for U.S. federal income tax purposes:

(i) except to the extent any cash received in lieu of fractional Parent Common Units pursuant to Section 3.3(d) is treated as proceeds from a Disguised Sale or is otherwise taxable, the Partnership will not recognize any income or gain as a result of the Merger (other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code);

(ii) except to the extent any cash received in lieu of fractional Parent Common Units pursuant to Section 3.3(d) is treated as proceeds from a Disguised Sale or is otherwise taxable, holders of Partnership Common Units will not recognize any income or gain as a result of the Merger (other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code); provided that such opinion shall not extend to any holder who acquired Common Units from the Partnership in exchange for property other than cash; and

(iii) at least 90% of the gross income of the Partnership for the most recent four complete calendar quarters ending before the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

In rendering such opinions, such counsel shall be entitled to receive and rely upon representations, warranties and covenants of officers of the Parent Entities and the Partnership and any of their respective Affiliates as to such matters as such counsel may reasonably request.

8.3 Additional Parent Conditions to Closing.  The obligation of the Parent Entities to consummate the Merger is further conditioned upon satisfaction (or waiver by Parent) at or prior to the Closing of each of the following:

(a) The representations and warranties of the Partnership Entities contained in (i) this Agreement (other than in Section 5.2(a) and Section 5.10(a)) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Partnership Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, (ii) Section 5.2(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for any de minimis inaccuracies, and (iii) Section 5.10(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(b) Each and all of the agreements and covenants of the Partnership Entities to be performed and complied with pursuant to this Agreement on or prior to the Effective Time have been duly performed and complied with in all material respects; provided, however, that the Partnership Entities’ covenants and obligations set forth in Section 7.16 shall not serve as a condition pursuant to this Section 8.3(b).

(c) Parent has received a certificate signed by the Chief Executive Officer of the Partnership GP, dated the Closing Date, to the effect set forth in Section 8.3(a) and Section 8.3(b).

(d) Parent has received an opinion from Paul Hastings LLP dated as of the Closing Date, and based on facts, representations, assumptions and exclusions set forth or referred to in such opinion, to the effect that for U.S. federal income tax purposes,

(i) no Parent Entity will recognize any income or gain as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code);

(ii) no gain or loss will be recognized by holders of Parent Common Units as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code); and

(iii) at least 90% of the combined gross income of each of Parent and the Partnership for the most recent four complete calendar quarters ending before the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

In rendering such opinion, such counsel shall be entitled to receive and rely upon representations, warranties and covenants of officers of the Parent Entities and the Partnership and any of their respective Affiliates as to such matters as such counsel may reasonably request.

(e) Parent has received the written resignation of each member of the Partnership Board and each officer of Partnership GP LLC, dated to be effective as of the Effective Time.

ARTICLE IX
TERMINATION

9.1 Termination of Agreement.  This Agreement may be terminated prior to the Closing as follows:

(a) by the mutual written consent of the Partnership and Parent;

(b) by the Partnership or Parent if there is in effect a final nonappealable order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided that the right to terminate this Agreement under this Section 9.1(b) is not available to the Partnership, on the one hand, or Parent, on the other hand, if such order was primarily due to the failure of any Partnership Entity, on the one hand, or any of Parent or Merger Sub, on the other hand, to perform any of its obligations under this Agreement;

(c) by Parent if (i) any Partnership Entity has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or (ii) any representation or warranty of any Partnership Entity becomes untrue, and, with respect to either clause (i) or (ii) above, which breach, failure to perform or untruth if it was continuing as of the Closing Date would result in the failure of the conditions set forth in Sections 8.3(a) or (b) to be satisfied and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or does not become true) by the earlier of (x) the Outside Date or (y) within 30 days following receipt by the Partnership of notice of such breach, failure or untruth from Parent;

(d) by the Partnership if (i) Parent has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or (ii) any representation or warranty of Parent becomes untrue, and, with respect to either clause (i) or (ii) above, which breach, failure to perform or untruth if it was continuing as of the Closing Date would result in the failure of the conditions set forth in Sections 8.2(a) or (b) to be satisfied and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or does not become true) by the earlier of (x) the Outside Date or (y) within 30 days following receipt by Parent of notice of such breach, failure or untruth from the Partnership;

(e) by the Partnership or Parent if the Closing does not occur on or before January 31, 2016 (the “Outside Date”); provided that such failure of the Closing to occur is not due to the failure of such Party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such Party prior to the Closing;

(f) by the Partnership or Parent if, after the final adjournment of the Partnership Meeting at which a vote of the Partnership Unitholders has been taken in accordance with this Agreement, the Partnership Unitholder Approval has not been obtained;

(g) by the Partnership or Parent if, after the final adjournment of the Parent Meeting at which a vote of the Parent Unitholders has been taken in accordance with this Agreement, Parent Unitholder Approval has not been obtained;

(h) by Parent prior to final adjournment of the Partnership Meeting, if a Partnership Change in Recommendation has occurred; or

(i) by the Partnership, if this Agreement is terminated to enter into a definitive agreement relating to a Superior Proposal in accordance with Section 7.3, provided that the Partnership has complied with Section 9.4(e).

9.2 Procedure Upon Termination.  In the event of termination of this Agreement by Parent or the Partnership, or both, pursuant to Section 9.1, written notice thereof will forthwith be given to the Other Party or Parties, and this Agreement will terminate without further action by Parent or the Partnership.

9.3 Effect of Termination.  In the event that this Agreement is validly terminated as provided in Section 9.1, then each of the Parties will be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination will be without liability to Parent or the Partnership; provided, that the agreements and obligations of the Parties set forth in Section 7.6, this Section 9.3, Section 9.4 and Article X hereof will survive any such termination and are enforceable hereunder; provided further, that nothing in this Section 9.3 relieves any of Parent or the Partnership of any liability for fraud or any Willful Breach of any covenant or agreement contained herein occurring prior to termination, or as provided in the Confidentiality Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity (including, in the case of Parent, liability for damages based on the consideration that would have otherwise been payable to the holders of Partnership Units). “Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the Knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause a material breach of this Agreement.

9.4 Fees and Expenses.

(a) In the event that (i) an Alternative Proposal is publicly submitted, publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the Partnership Meeting (or, if the Partnership Meeting has not occurred, prior to the termination of this Agreement pursuant to Section 9.1(e)), (ii) this Agreement is terminated by the Partnership or Parent pursuant to Section 9.1(c) Section 9.1(e) or Section 9.1(f), and (iii) the Partnership enters into a definitive agreement with respect to, or consummates, an Alternative Proposal within 12 months after the date this Agreement is terminated, then the Partnership will pay to Parent the Termination Fee (or if the termination is made pursuant to Section 9.1(e), one half of the Termination Fee), upon the consummation of any such transaction. For purposes of this Section 9.4(a), the term “Alternative Proposal” has the meaning assigned to such term in Section 7.3(h)(i), except that the references to “20% or more” are deemed to be references to “50% or more.”

(b) In the event this Agreement is terminated (i) by Parent pursuant to Section 9.1(c) or (ii) by the Partnership pursuant to Section 9.1(d), in each of cases (i) and (ii), the non-terminating party will pay the terminating party, within two Business Days after the date of termination, the terminating Party’s Expenses.

(c) In the event this Agreement is terminated by the Partnership or Parent pursuant to Section 9.1(g), then Parent will pay the Partnership, within two Business Days after the date of termination, the Termination Fee.

(d) In the event this Agreement is terminated by Parent pursuant to Section 9.1(h), then the Partnership will pay to Parent, within two Business Days after the date of termination, the Termination Fee.

(e) In the event this Agreement is terminated by the Partnership pursuant to Section 9.1(i), then the Partnership will immediately prior to or simultaneously with such termination pay to Parent the Termination Fee.

(f) Any payment of the Termination Fee or Expenses will be made in cash by wire transfer of same day funds to an account designated in writing by the recipient of such payment.

(g) Each of the Parties acknowledges that the provisions of this Section 9.4 are an integral part of the transactions contemplated hereby and that, without these agreements, the Other Party or Other Parties would not enter into this Agreement. The Parties agree that in the event that the Partnership pays the Termination Fee to Parent, the Partnership has no further liability to Parent of any kind in respect of this Agreement and the transactions contemplated hereby.

(h) As used herein, “Termination Fee” means a cash amount equal to $20,000,000.

(i) As used herein, “Expenses” means the reasonable and documented out of pocket attorneys’ fees and all other costs and expenses incurred and paid by or on behalf of the Partnership or Parent, as applicable, to any third party in connection with the review, evaluation, negotiation, documentation and performance of the Merger and the other transactions contemplated by this Agreement; provided that in no event shall the Expenses exceed $2,317,700.

(j) In no event shall Parent be entitled to more than one payment of the Termination Fee in connection with this Agreement pursuant to which the Termination Fee is payable, and if the Termination Fee is payable at such time as Parent has already received payment or concurrently receives payment from the Partnership in respect of Parent’s Expenses, the Termination Fee shall be reduced by the amount of such Expenses actually received by Parent.

(k) Except as otherwise provided in this Agreement, including in this Section 9.4(k), each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated by this Agreement; provided, that Parent and the Partnership shall each bear and pay one half of the expenses incurred in connection with the filing, printing and mailing of the Registration Statement and Proxy Statement.

ARTICLE X
MISCELLANEOUS

10.1 Amendment or Supplement.  At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Partnership Unitholder Approval or the Parent Unitholder Approval, by written agreement of the Parties hereto, by action taken or authorized by their respective boards of directors; provided, however, that following receipt of (a) the Partnership Unitholder Approval, there will be no amendment or change to the provisions of this Agreement that by Law would require further approval by the Partnership Unitholders without such approval and (b) Parent Unitholder Approval, there will be no amendment or change to the provisions of this Agreement that by Law would require further approval by the Parent Unitholders without such approval.

10.2 Counterparts.  This Agreement may be executed in any number of counterparts, each of which is an original, and all of which, when taken together, constitute one Agreement. Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “pdf”) will be effective as delivery of a manually executed counterpart hereof.

10.3 Governing Law.  This Agreement is governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any conflicts of law principles that would result in the application of any Law other than the Law of the State of Delaware.

10.4 Notices.  All notices and other communications hereunder will be in writing and deemed given if delivered personally or by facsimile transmission, or mailed by a nationally recognized overnight courier or registered or certified mail (return receipt requested), postage prepaid, to the Parties at the following addresses (or at such other address for a Party as specified by like notice, provided, that notices of a change of address will be effective only upon receipt thereof):

(a)	If to Parent or Merger Sub, to:

Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057
Attention: Scott W. Smith, President and Chief Executive Officer
Facsimile: (832) 327-2260

With copies to (which does not constitute notice):

Paul Hastings LLP
600 Travis Street, 58th Floor
Houston, Texas 77002
Attention: James E. Vallee and Douglas V. Getten
Facsimile: (713) 353-3100

(b)	If to the Partnership or Partnership GP, to:

Eagle Rock Energy Partners, L.P.
1415 Louisiana Street, Suite 2700
Houston, Texas 77002
Attention: Charles C. Boettcher, Senior Vice President and General Counsel
Facsimile: (281) 715-4142

With copies to (which does not constitute notice):

Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002
Attention:  Stephen M. Gill
          Shaun J. Mathew
Facsimile: (713) 615-5956

Notices will be deemed to have been received (a) on the date of receipt if (i) delivered by hand or overnight courier service or (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by fax (to such number specified above or another number or numbers as such Person may subsequently designate by notice given hereunder) or (b) on the date five Business Days after dispatch by certified or registered mail.

10.5 Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the Other Parties, except that (a) Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent, (b) Parent may assign any of its rights (but not delegate any of its obligations) under this Agreement to one or more wholly owned Subsidiaries of Parent, and (c) the Partnership may assign any of its rights (but not delegate any of its obligations) under Section 9.4 of this Agreement to one or more wholly owned Subsidiaries of Partnership, but, in each case, no such assignment shall relieve the assigning party of any of its obligations hereunder. Any purported assignment not permitted under this Section 10.5 shall be null and void.

10.6 Entire Understanding; No Third-Party Beneficiaries.  This Agreement, together with the Registration Rights Agreement, the Voting Agreement and the Confidentiality Agreement, constitutes the entire agreement and understanding of the Parties with respect to the matters therein and supersedes all prior agreements and understandings on such matters. The provisions of this Agreement are binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties hereto and their respective successors except (a) as provided in Section 7.10 (which will be to the benefit of the Persons referred to in such Section), (b) following the Effective Time, the rights of holders of Partnership Common Units to receive the Merger Consideration and (c) as provided in Section 10.13 (which will be to the benefit of and enforceable by the Financing Sources).

10.7 Severability.  Any provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions of this Agreement in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

10.8 Jurisdiction.

(a) Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder shall be brought and determined exclusively in the Court of Chancery of the State of Delaware or, if such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if jurisdiction is vested exclusively in the Federal courts of the United States, the Federal courts of the United States sitting in the State of Delaware, and any appellate court from any such state or Federal court, and hereby irrevocably and unconditionally agree that all claims with respect to any such claim shall be heard and determined in such Delaware court or in such Federal court, as applicable. The Parties agree that a final judgment in any such claim is conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law.

(b) Each of the Parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related matter in any Delaware state or Federal court located in the State of Delaware and the defense of an inconvenient forum to the maintenance of such claim in any such court.

(c) Each of the Parties agrees that it will not, and it will not permit any of its controlled Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source or any Finance Related Party, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the financing or the performance thereof, in any forum other than the U.S. District Court for the Southern District of New York or, if such court does not have subject matter jurisdiction, in any state court located in the Borough of Manhattan (and the Parties hereto agree to submit to the exclusive jurisdiction of, and venue in, such court in connection therewith), and that the provisions of Section 10.9 relating to waiver of jury trial shall apply to such action, cause of action, claim, cross-claim or third-party claim.

10.9 Waiver of Jury Trial.  TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.9 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

10.10 No Recourse.  This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any Party hereto has any liability for any obligations or liabilities of the Parties or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

10.11 Specific Performance.  The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 10.11 in the Delaware Court of Chancery or any state or federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) each Party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each Party further agrees that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

10.12 Survival.  Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing or the termination of this Agreement if this Agreement is terminated prior to the Closing; provided, however, that if the Closing occurs, the agreements of the Parties in Sections 3.3, 3.4, 3.5, 7.10, 7.15 and Article X will survive the Closing, and if this Agreement is terminated prior to the Closing, the agreements of the Parties in Sections 7.6 , 9.2, 9.3 and 9.4, and this Article X will survive such termination. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

10.13 No Recourse to Financing Sources.  Notwithstanding anything herein to the contrary, the Partnership Entities agree, on behalf of themselves and each of their former, current or future officers, directors, managers, employees, members, partners, Partnership Unitholders, agents and other representatives and controlled Affiliates (the “Partnership Parties”) that Parent’s and Merger Sub’s financial institutions and their respective Affiliates (collectively “Financing Sources”), and each of their respective former, current or future general or limited partners, stockholders, managers, members, agents, representatives and Affiliates, and each of their successors and assigns (collectively, “Finance Related Parties”) shall not be subject to any liability or claims to the Partnership Parties in connection with the financing of or in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, whether at law, in equity, in contract, in tort or otherwise. Notwithstanding anything to the contrary in this Agreement, (a) no amendment or modification to Section 10.6(c), Section 10.8(c) or this Section 10.13 (or amendment or modification with respect to any related definitions as they affect Section 10.6(c), Section 10.8(c) or this Section 10.13) shall be effective without the prior written consent of each Financing Source (on behalf of themselves and the applicable Finance Related Parties) and (b) each Financing Source and Finance Related Party shall be an express third party beneficiary of, and shall have the right to enforce, the second paragraph of Section 10.6(c), Section 10.8(c) or this Section 10.13 and any other claims or actions against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the financing or the performance thereof. Each of the Parties hereto agrees that Section 10.3 notwithstanding, this Section 10.13 shall be interpreted and any action relating to this provision shall be governed by the laws of the State of New York.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first written above.

PARENT

VANGUARD NATURAL RESOURCES, LLC

By:	/s/ Scott W. Smith Scott W. Smith Chief Executive Officer

MERGER SUB

TALON MERGER SUB, LLC

By:	/s/ Richard A. Robert Richard A. Robert Authorized Person

EAGLE ROCK ENERGY PARTNERS, L.P.

By:	Eagle Rock Energy GP, L.P., its general partner
By:	Eagle Rock Energy G&P, LLC, its general partner
By:	/s/ Joseph A. Mills Name: Joseph A. Mills Title: Chief Executive Officer

EAGLE ROCK ENERGY GP, L.P.

By:	Eagle Rock Energy G&P, LLC, its general partner
By:	/s/ Joseph A. Mills Name: Joseph A. Mills Title: Chief Executive Officer

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of May 21, 2015, by and among Vanguard Natural Resources, LLC, a Delaware limited liability company (“Parent”), each of Montierra Minerals & Production, L.P., a Texas limited partnership, Montierra Management LLC, a Texas limited liability company, Natural Gas Partners VII, L.P., a Delaware limited partnership, Natural Gas Partners VIII, L.P., a Delaware limited partnership (“NGP VIII”), NGP Income Management L.L.C., a Texas limited liability company, Eagle Rock Holdings NGP 7, LLC, a Delaware limited liability company, Eagle Rock Holdings NGP 8, LLC, a Delaware limited liability company, ERH NGP 7 SPV, LLC, a Delaware limited liability company, ERH NGP 8 SPV, LLC, a Delaware limited liability company, NGP Income Co-Investment Opportunities Fund II, L.P., a Delaware limited partnership, NGP Energy Capital Management, L.L.C., a Texas limited liability company (collectively, the “Unitholders” and each, a “Unitholder”), and, solely for purposes of Section 1.2 and Articles IV and V, Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), and Eagle Rock Energy GP, L.P., a Delaware limited partnership and the general partner of the Partnership (the “Partnership GP”). The parties to this Agreement are sometimes referred to herein collectively as the “parties,” and individually as a “party ..” Capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement (as defined below).

WHEREAS, the Unitholders, collectively, own certain common units of the Partnership (the “Common Units”, together with any other partnership interests in the Partnership or Rights with respect thereto acquired (whether beneficially or of record) by the Unitholders after the date hereof and prior to the earlier of the Closing or the termination of all of the Unitholders’ obligations under this Agreement, including any partnership interests in the Partnership or Rights acquired by means of purchase, dividend or distribution, or issued upon the exercise of any options or warrants or the conversion of any convertible securities or otherwise, being collectively referred to herein as the “Securities”);

WHEREAS, Parent, Talon Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), the Partnership and the Partnership GP propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into the Partnership, with the Partnership surviving as a wholly owned, directly and indirectly, Subsidiary of Parent, all upon the terms of, and subject to the conditions set forth in, the Merger Agreement (the “Merger ”);

WHEREAS, the approval of the Merger and the Merger Agreement by the affirmative vote or consent of the holders, as of the record date for the Partnership Meeting, of at least a majority of the Outstanding (as defined in the Existing Partnership Agreement) Partnership Common Units, voting as a class, is a condition to the consummation of the Merger; and

WHEREAS, as a condition to the willingness of the Parent Entities to enter into the Merger Agreement and as an inducement and in consideration therefor, the Unitholders, the Partnership and the Partnership GP have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
VOTING; WAIVER OF NGP VOTING AGREEMENT;
GRANT AND APPOINTMENT OF PROXY

Section 1.1 Voting.  From and after the date hereof until the earlier of (x) the consummation of the Merger or (y) the termination of the Merger Agreement pursuant to and in compliance with the terms therein (such earlier date, the “Expiration Date”), each Unitholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each adjourned or postponed meeting) of the Partnership Unitholders, however called, or in connection with any written consent of the Partnership Unitholders, each Unitholder (in such capacity and not in any other capacity) will (i) appear at such meeting or otherwise cause all of the Securities owned by such Unitholder (whether beneficially or of record) to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all of the Securities owned by such Unitholder (whether beneficially or of record):

(a) with respect to each meeting at which a vote of the Unitholders on the Merger is requested (a “Merger Proposal”), in favor of such Merger Proposal (and, in the event that such Merger Proposal is presented as more than one proposal, in favor of each proposal that is part of such Merger Proposal), and in favor of any other matter presented or proposed as to approval of the Merger or any part or aspect thereof or any other transactions or matters contemplated by the Merger Agreement;

(b) against any Alternative Proposal, without regard to the terms of such Alternative Proposal, or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger and the other transactions or matters contemplated by the Merger Agreement;

(c) against any other action, agreement or transaction, that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the performance by such Unitholder of its obligations under this Agreement, including: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Partnership or any of its Subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of the Partnership or any of its Subsidiaries (other than the Merger or any other transactions contemplated by the Merger Agreement) or a reorganization, recapitalization or liquidation of the Partnership or any of its Subsidiaries; (iii) an election of new members to the board of directors of Eagle Rock Energy G&P, LLC, a Delaware limited liability company and the general partner of the Partnership GP (“G&P”), other than nominees to the board of directors of G&P who are serving as directors of G&P on the date of this Agreement or as otherwise provided in the Merger Agreement; (iv) any material change in the present capitalization or distribution policy of the Partnership or any amendment or other change to the Partnership Certificate of Limited Partnership, the Existing Partnership Agreement or other organizational documents of the Partnership or its Subsidiaries, except if approved in writing by Parent or as otherwise expressly provided in the Merger Agreement; or (v) any other material change in the Partnership’s organizational structure or business, except if approved in writing by Parent or as otherwise expressly provided in the Merger Agreement;

(d) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Partnership Entities contained in the Merger Agreement, or of any Unitholder contained in this Agreement; and

(e) in favor of any other matter necessary or desirable to the consummation of the transactions contemplated by the Merger Agreement, including the Merger (clauses (a) through (e) of this Section 1.1, the “Required Votes”).

Section 1.2 Waiver of NGP Voting Agreement.  The Partnership and NGP VIII are parties to that certain Voting Agreement, dated as of May 3, 2011 (the “NGP Voting Agreement”). Pursuant to Section 3.3 of the NGP Voting Agreement, the Partnership GP, on behalf of the Partnership, hereby irrevocably waives the provisions of the NGP Voting Agreement solely to the extent necessary to allow each of the NGP Parties (as defined in the NGP Voting Agreement) to enter into and comply with all of its obligations under this Agreement, including voting in favor of any Merger Proposal pursuant to Section 1.1 of this Agreement, until this Agreement is amended, modified or terminated. For the avoidance of doubt, except to the extent expressly set forth in the immediately preceding sentence, all of rights of the NGP Parties under the NGP Voting Agreement and all provisions of the NGP Voting Agreement (including, without limitation, Sections 1.1 and 1.5 of the NGP Voting Agreement) shall remain unmodified and in full force and effect and nothing herein shall amend, modify or otherwise affect the NGP Voting Agreement or the NGP Parties’ rights thereunder.

Section 1.3 Grant of Irrevocable Proxy; Appointment of Proxy.

(a) From and after the date hereof until the Expiration Date, each Unitholder hereby irrevocably and unconditionally grants to, and appoints, Parent and any designee thereof as such Unitholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Unitholder, to vote or cause to be voted (including by proxy or written consent, if applicable) its Securities in accordance with the Required Votes.

(b) Each Unitholder hereby represents that any proxies heretofore given in respect of the Securities, if any, are revocable, and hereby revokes such proxies.

(c) Each Unitholder hereby affirms that the irrevocable proxy set forth in this Section 1.3 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Unitholder under this Agreement. Each Unitholder hereby further affirms that the irrevocable proxy set forth in this Section 1.3 is coupled with an interest and, except upon the occurrence of the Expiration Date, is intended to be irrevocable. Each Unitholder agrees, until the Expiration Date, to vote its Securities in accordance with Section 1.1(a) through Section 1.1(e) above as instructed by Parent in writing. The parties agree that the foregoing is a voting agreement.

Section 1.4 Restrictions on Transfers.  Each Unitholder hereby agrees that, from the date hereof until the Expiration Date, it shall not, directly or indirectly, except in connection with the consummation of the Merger, (a) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, Lien, hypothecation or other disposition of (by merger, by testamentary disposition, by operation of Law or otherwise), any Securities, (b) deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy, consent or power of attorney with respect thereto other than, and that is inconsistent with, this Agreement, or (c) agree (regardless of whether in writing) to take any of the actions referred to in the foregoing clause (a) or (b); provided, however, that prior to the Expiration Date, each Unitholder may sell an amount of Securities up to fifteen percent (15%) of the Securities which such Unitholder holds on the date of this Agreement; provided, further, however, that on or after December 1, 2015 NGP VII may transfer any Securities held by it to its limited partners and/or to an entity controlled by its Affiliate so long as such entity agrees to be subject to this Agreement.

ARTICLE II
NO SOLICITATION

Section 2.1 Restricted Activities.  Prior to the Expiration Date, no Unitholder shall, and each Unitholder shall cause its Affiliates and Representatives not to, directly or indirectly, (a) initiate, solicit, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that would reasonably be expected to lead to an Alternative Proposal, (b) enter into or participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or that could reasonably be expected to lead to, any Alternative Proposal, (c) take any action to release or permit the release of any Person from, or amend, waive or permit the amendment or waiver of any provision of, any “standstill” or similar agreement or provision to which the Partnership is or becomes a party or under which the Partnership has any rights, or (d) resolve or agree to do any of the foregoing (the activities specified in clauses (a) through (d) being hereinafter referred to as the “Restricted Activities”). For the purposes of this Agreement, “Representatives” means, with respect to any Person, the officers, directors, employees, agents, advisors and other representatives of such Person (in each case, acting in their capacity as such to such Person).

Section 2.2 Notification.  Each Unitholder shall, and shall cause its Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to an Alternative Proposal. From and after the date hereof until the Expiration Date, each Unitholder will promptly (and in no event later than 24 hours after receipt) (a) advise Parent in writing of any Alternative Proposal (and any changes thereto) it receives in its capacity as a Partnership Unitholder and the material terms and conditions of any such Alternative Proposal, including the identity of such Person making such Alternative Proposal, and (b) provide Parent with copies of all written proposals or draft agreements received by such Unitholder in its capacity as a Partnership Unitholder setting forth the terms and conditions of, or otherwise relating to, such Alternative Proposal. Each Unitholder will keep Parent reasonably informed of all material developments with respect to the status and terms of any such Alternative Proposal, offers, inquiries or requests (and such Unitholder shall promptly provide Parent with copies of any additional written proposals received by such Unitholder in its capacity as a Partnership Unitholder or that such Unitholder has delivered to any third party making an Alternative Proposal relating to such Alternative Proposal) and of the status of any such discussions or negotiations. Each Unitholder agrees not to enter into any agreement with any Person subsequent to the date of this Agreement and prior to the Expiration Date that prohibits such Unitholder from providing any information to Parent in accordance with this Section 2.2. This Section 2.2 shall not apply to any Alternative Proposal received by the Partnership.

Section 2.3 Capacity.  Each Unitholder is signing this Agreement solely in its capacity as a Partnership Unitholder, and nothing contained herein shall in any way limit or affect any actions taken by any Representative of such Unitholder in his or her capacity as a director, officer or employee of the Partnership GP or G&P, and no action taken in any such capacity as a director, officer or employee shall be deemed to constitute a breach of this Agreement.

ARTICLE III
REPRESENTATIONS, WARRANTIES AND COVENANTS
OF THE UNITHOLDERS

Section 3.1 Representations and Warranties.  Each Unitholder represents and warrants to Parent as follows: (a) such Unitholder has full legal right and capacity to execute and deliver this Agreement, to perform such Unitholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly executed and delivered by such Unitholder and the execution, delivery and performance of this Agreement by such Unitholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Unitholder and no other actions or proceedings on the part of such Unitholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby; (c) this Agreement constitutes the valid and binding agreement of such Unitholder, enforceable against such Unitholder in accordance with its terms; (d) the execution and delivery of this Agreement by such Unitholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws or agreements binding upon such Unitholder or the Securities owned by such Unitholder, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except for filings with the SEC by such Unitholder; (e) such Unitholder owns, beneficially and of record, or controls the Securities set forth opposite such Unitholder’s name on Exhibit A attached hereto; and (f) such Unitholder owns, beneficially and of record, or controls all of its Securities free and clear of any proxy, voting restriction, adverse claim or other Lien (other than Permitted Encumbrances or any restrictions created by this Agreement or the NGP Voting Agreement) and has sole voting power with respect to the Securities and sole power of disposition with respect to all of the Securities, with no restrictions on such Unitholder’s rights of voting or disposition pertaining thereto, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the “blue sky” laws of the various states of the United States, and no person other than such Unitholder has any right to direct or approve the voting or disposition of any of the Securities.

Section 3.2 Volume Limitation.

(a) Other than as permitted under Section 1.4 or otherwise in strict compliance with Section 3.2(b), none of the Unitholders (collectively, the “Restricted Unitholders” and each, a “Restricted Unitholder”) shall, during the period commencing on the Closing Date and continuing for 90 days after the Closing Date (the “Limitation Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common units of Parent (“Parent Common Units”) or any securities convertible into or exercisable or exchangeable for Parent Common Units (including without limitation, Parent Common Units or such other securities which may be deemed to be beneficially owned by such Restricted Unitholder in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of an option or warrant) (collectively, the “Restricted Securities”) or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Parent Common Units or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Parent Common Units or such other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any of the Restricted Securities except in accordance with the Registration Rights Agreement, or (iv) sell or dispose of any of the Restricted Securities in an underwritten offering other than pursuant to Section 2.02 or Section 2.03(b) of the Registration Rights Agreement.

(b) On each trading day during the Limitation Period, the Restricted Unitholders may offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, an aggregate number of Restricted Securities not to exceed the Daily Volume Limitation. For purposes of this Section 3.2, the “Daily Volume Limitation” shall mean an amount of securities, on a daily basis, equal to ten percent (10%) of the average daily trading volume (the “ ADTV”) of Parent Common Units during the four weeks immediately prior to the first day of the calendar month in which the Restricted Securities are offered, pledged, sold, contracted to be sold, or otherwise transferred or disposed of pursuant to this Section 3.2(b). For the avoidance of doubt, Parent shall provide the Restricted Unitholders with the Daily Volume Limitation calculation on the first business day of each month based on the ADTV information provided to it by the NASDAQ Global Select Market.

(c) In furtherance of the foregoing, Parent and any duly appointed transfer agent for the registration or transfer of the Restricted Securities described herein are hereby authorized to decline to make any transfer of Restricted Securities if such transfer would constitute a violation or breach of this Section 3.2.

Section 3.3 [Intentionally Omitted].

Section 3.4 Certain Other Agreements.  Each Unitholder hereby:

(a) irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that such Unitholder may have with respect to the Securities;

(b) agrees to promptly notify Parent and the Partnership of the number of any new Securities acquired by such Unitholder after the date hereof and prior to the Expiration Date; and, for the avoidance of doubt, any such Securities shall be subject to the terms of this Agreement as though owned by such Unitholder on the date hereof;

(c) agrees to permit the Parent and the Partnership to publish and disclose in the Proxy Statement such Unitholder’s identity and ownership of the Securities and the nature of the such Unitholder’s commitments, arrangements and understandings under this Agreement; and

(d) shall and does authorize the Partnership or its counsel to notify the Partnership’s transfer agent that there is a stop transfer order with respect to all of the Securities (and that this Agreement places limits on the voting and transfer of such Securities); provided, however, that Partnership or its counsel further notifies the Partnership’s transfer agent to lift and vacate the stop transfer order with respect to the Securities following the Expiration Date.

ARTICLE IV
TERMINATION

This Agreement shall terminate and be of no further force or effect upon the earliest to occur of (i) the Expiration Date, (ii) the effective date of any waiver, amendment or other modification to the Merger Agreement that is materially adverse to the Unitholders (it being understood that any reduction to the Exchange Ratio shall be deemed to be materially adverse to the Unitholders) and (iii) a Partnership Change in Recommendation. Notwithstanding the preceding sentence, this Article IV and Article V shall survive any termination of this Agreement. Nothing in this Article IV shall relieve or otherwise limit any party of liability for willful breach of this Agreement.

ARTICLE V
MISCELLANEOUS

Section 5.1 Expenses.  Each party shall bear their respective expenses, costs and fees (including attorneys’, auditors’ and financing fees, if any) in connection with the preparation, execution and delivery of this Agreement and compliance herewith, whether or not the Merger and the other transactions contemplated by the Merger Agreement are effected.

Section 5.2 Notices.  All notices and other communications hereunder will be in writing and deemed given if delivered personally or by facsimile transmission, or mailed by a nationally recognized overnight courier or registered or certified mail (return receipt requested), postage prepaid, to the parties hereto at the following addresses (or at such other address for a party as specified by like notice; provided, however, that notices of a change of address will be effective only upon receipt thereof):

If to Parent, to:

Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057
Attn: Scott W. Smith, President and Chief Executive Officer
Facsimile: (832) 327-2260

With a copy to (which does not constitute notice):

Paul Hastings LLP
600 Travis Street, 58th Floor
Houston, Texas 77002
Attention: James E. Vallee/Douglas V. Getten
Facsimile: (713) 353-3100

If to any Unitholder:

Natural Gas Partners
5221 N. O’Connor Blvd., Suite 1100
Irving, Texas 75039
Attention: Jeff Zlotky
Facsimile: (972) 432-1441

With a copy to (which does not constitute notice):

Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana St., 44th Floor
Houston, TX 77002
Attention: John Goodgame
Facsimile: (713) 236-0822

If to the Partnership or Partnership GP:

Eagle Rock Energy Partners, L.P.
1415 Louisiana Street, Suite 2700
Houston, Texas 77002
Attention: Charles C. Boettcher, Senior Vice President and General Counsel
Facsimile: (281) 715-4142

With a copy to (which does not constitute notice):

Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002
Attention: Stephen M. Gill
          Shaun J. Mathew
Facsimile: (713) 615-5956

Section 5.3 Amendments; Waivers.

(a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Parent, each Unitholder, the Partnership and the Partnership GP and (ii) in the case of a waiver, by the party (or parties) against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(b) Parent agrees not to amend the Amended and Restated LRE Voting and Support Agreement without the consent of the Unitholders. For purposes of this Section 5.3, “Amended and Restated LRE Voting and Support Agreement” means that certain Amended and Restated Voting and Support Agreement, dated May 21, 2015, by and among Parent, Lime Rock Resources A, L.P., Lime Rock Resources B, L.P., Lime Rock Resources C, L.P. LRR Energy, L.P., LRE GP, LLC and, solely for purposes of Section 3.2, Lime Rock Management LP, Lime Rock Resources II-A, L.P., and Lime Rock Resources II-C, L.P.

Section 5.4 Assignment.  Except as set forth in Section 1.4, no party to this Agreement may assign any of its rights or obligations under this Agreement, including by sale of stock, operation of law in connection with a merger or sale of substantially all the assets, without the prior written consent of the other parties hereto; provided, however, that Parent may assign its rights and obligations under this Agreement without the consent of any other party to an Affiliate of Parent as of the date hereof, so long as Parent remains liable for its obligations hereunder.

Section 5.5 No Partnership, Agency, or Joint Venture.  This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

Section 5.6 Entire Agreement.  This Agreement together with the Merger Agreement, the Registration Rights Agreement and the Confidentiality Agreement constitute the entire agreement and understanding of the parties hereto with respect to the matters therein and supersede all prior agreements and understandings on such matters.

Section 5.7 No Third-Party Beneficiaries.  Subject to Section 5.4, the provisions of this Agreement are binding upon, inure to the benefit of the parties hereto and their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors.

Section 5.8 Jurisdiction; Specific Performance; Waiver of Jury Trial.

(a) The parties hereto submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such Court does not have subject matter jurisdiction, to the Superior Court of the State of Delaware or, if jurisdiction is vested exclusively in the Federal courts of the United States, the Federal courts of the United States sitting in the State of Delaware, and any appellate court from any such state or Federal court, and hereby irrevocably and unconditionally agree that all claims with respect to any such claim shall be heard and determined in such Delaware court or in such Federal court, as applicable. The parties hereto agree that a final judgment in any such claim is conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related matter in any Delaware state or Federal court located in the State of Delaware and the defense of an inconvenient forum to the maintenance of such claim in any such court.

(b) The parties hereto agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that, to the fullest extent permitted by Law, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 5.8 in the Delaware Court of Chancery or any state or federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. To the fullest extent permitted by Law, each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) any party hereto has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party hereto further agrees that no other party hereto shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.8(b), and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 5.8(c) WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 5.9 Governing Law.  This Agreement is governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any conflicts of law principles that would result in the applicable of any Law other than the Law of the State of Delaware.

Section 5.10 Interpretation.  Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions: (a) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used; (b) examples are not to be construed to limit, expressly or by implication, the matter they illustrate; (c) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation; (d) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings; (e) the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”; (f) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined; (g) all references to prices, values or monetary amounts refer to United States dollars; (h) wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders; (i) this Agreement has been jointly prepared by the parties hereto, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any party had a greater or lesser hand in drafting this Agreement; (j) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement; (k) any references herein to a particular Section, Article or Exhibit means a Section or Article of, or an Exhibit to, this Agreement unless otherwise expressly stated herein; the Exhibit attached hereto is incorporated herein by reference and will be considered part of this Agreement; (l) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis; (m) all references to days mean calendar days unless otherwise provided; and (n) all references to time mean Houston, Texas time.

Section 5.11 Counterparts.  This Agreement may be executed in any number of counterparts, each of which is an original, and all of which, when taken together, constitute one Agreement. Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “pdf”) will be effective as delivery of a manually executed counterpart hereof.

Section 5.12 Severability.  Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARENT:

VANGUARD NATURAL RESOURCES, LLC

By:	/s/ Scott W. Smith Scott W. Smith Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARTNERSHIP:

EAGLE ROCK ENERGY PARTNERS, L.P.

By:	EAGLE ROCK ENERGY GP, L.P. its general partner
By:	EAGLE ROCK ENERGY G&P, LLC, its general partner
By:	/s/ Joseph A. Mills Name: Joseph A. Mills Title: Chief Executive Officer

PARTNERSHIP GP:

EAGLE ROCK ENERGY GP, L.P.

By:	EAGLE ROCK ENERGY G&P, LLC, its general partner
By:	/s/ Joseph A. Mills Name: Joseph A. Mills Title: Chief Executive Officer

UNITHOLDERS:

MONTIERRA MINERALS & PRODUCTION, L.P.

By its general partner, Montierra Management LLC

By:	/s/ Joseph A. Mills Name: Joseph A. Mills Title: Chief Executive Officer

MONTIERRA MANAGEMENT LLC

By:	/s/ Joseph A. Mills Name: Joseph A. Mills Title: Chief Executive Officer

NATURAL GAS PARTNERS VII, L.P.

By its general partner, G.F.W. Energy VII, L.P.

By its general partner, GFW VII, L.L.C.

By:	/s/ Kenneth A. Hersh Name: Kenneth A. Hersh Title: Authorized Member

NATURAL GAS PARTNERS VIII, L.P.

By its general partner, G.F.W. Energy VIII, L.P.

By its general partner, GFW VIII, L.L.C.

By:	/s/ Kenneth A. Hersh Name: Kenneth A. Hersh Title: Authorized Member

NGP INCOME MANAGEMENT L.L.C.

By:	/s/ Tony R. Weber Name: Tony R. Weber Title: President

EAGLE ROCK HOLDINGS NGP 7, LLC

By its sole member, Natural Gas Partners VII, L.P.

By its general partner, G.F.W. Energy VII, L.P.

By its general partner, GFW VII, L.L.C.

By:	/s/ Kenneth A. Hersh Name: Kenneth A. Hersh Title: Authorized Member

EAGLE ROCK HOLDINGS NGP 8, LLC

By its sole member, Natural Gas Partners VIII, L.P.

By its general partner, G.F.W. Energy VIII, L.P.

By its general partner, GFW VIII, L.L.C.

By:	/s/ Kenneth A. Hersh Name: Kenneth A. Hersh Title: Authorized Member

ERH NGP 7 SPV, LLC

By:	/s/ Kenneth A. Hersh Name: Kenneth A. Hersh Title: Chief Executive Officer & President

ERH NGP 8 SPV, LLC

By:	/s/ Kenneth A. Hersh Name: Kenneth A. Hersh Title: Chief Executive Officer & President

NGP INCOME CO-INVESTMENT
OPPORTUNITIES FUND II, L.P.

By its general partner, NGP Income Co-Investment II GP, L.L.C.

By:	/s/ Tony R. Weber Name: Tony R. Weber Title: President

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Kenneth A. Hersh Name: Kenneth A. Hersh Title: Chief Executive Officer

[Letterhead of Wells Fargo Securities, LLC]

May 21, 2015

Vanguard Natural Resources, LLC
5847 San Felipe
Suite 3000
Houston, TX 77057
Attention: Board of Directors

Members of the Board of Directors:

We understand that Vanguard Natural Resources, LLC (“the Acquiror”) intends to enter into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Acquiror, Talon Merger Sub, LLC, a wholly owned subsidiary of the Acquiror (“Merger Sub”), Eagle Rock Energy Partners, L.P. (the “Company”) and Eagle Rock Energy GP, L.P., the general partner of the Company, a wholly owned subsidiary of the Company, pursuant to which, among other things (i) Merger Sub will merge (the “Merger”) with the Company, (ii) each of the outstanding common units representing limited partner interests in the Company (“Company Units”) will be converted into the right to receive 0.185 common units (the “Exchange Ratio”) representing limited liability company interests in the Acquiror (“Acquiror Units”) and (iii) the Company will become a wholly owned subsidiary of the Acquiror. We understand that on April 20, 2015, the Acquiror and Lighthouse Merger Sub, LLC, a wholly owned subsidiary of the Acquiror (“LRR Merger Sub”) entered into a Purchase Agreement and Agreement of Plan of Merger with LRR Energy, L.P. (“LRR”), LRE GP, LLC (“LRR GP”) and certain of their affiliates and other related parties, pursuant to which, among other things, the Acquiror will acquire LRR GP, LRR Merger Sub will merge with LRR and LRR GP and LRR will become wholly owned subsidiaries of the Acquiror (the “LRR Transaction”).

You have requested the opinion of Wells Fargo Securities, LLC (“Wells Fargo Securities”) as to the fairness, from a financial point of view, to the Acquiror of the Exchange Ratio in the Merger pursuant to the Merger Agreement.

In arriving at our opinion, we have, among other things:

•	reviewed an execution copy, received by us on May 21, 2015, of the Merger Agreement;
•	reviewed certain publicly available information relating to the Acquiror and the Company;
•	reviewed certain business and financial information relating to the business, operations, financial condition and prospects of the Company, including financial forecasts, projections and estimates (and adjustments thereto to, among other things, give effect to the completion of the Company’s disposition (the “ETP Disposition”) of all of the common units representing limited partnership interests in Energy Transfer Partners, L.P. (“ETP”) owned by the Company prior to the consummation of the Merger) relating to the future financial performance of the Company as prepared by and provided to or discussed with us by the management of the Company for the fiscal years ending 2015 through 2019 (the “Company Projections”) and adjustments to the Company Projections prepared and provided to us by Acquiror management (the “Acquiror Projections for the Company”);
•	reviewed certain business and financial information relating to the business, operations, financial condition and prospects of the Acquiror, including financial forecasts, projections and estimates (and adjustments thereto to, among other things, give effect to the consummation of the LRR Transaction prior to the consummation of the Merger) relating to the future financial performance of the Acquiror as prepared by and provided to or discussed with us by the management of the Acquiror for the fiscal years ending 2015 through 2019 (the “Acquiror Projections”);
•	reviewed certain oil, natural gas and natural gas liquids reserve reports prepared by the Company’s third-party oil, natural gas and natural gas liquids reserves consultants with respect to the Company’s proved oil, natural gas and natural gas liquids reserves (the “Company Consultant’s Reserve Reports”) and adjustments thereto prepared and provided to or discussed with us by Company management (as so adjusted, the “Company Reserves Information”);
•	reviewed certain oil, natural gas and natural gas liquids reserve reports prepared by the Acquiror’s third-party oil, natural gas and natural gas liquids reserves consultants with respect to the Acquiror’s proved oil, natural gas and natural gas liquids reserves (the “Acquiror Consultant’s Reserve Reports”), information prepared and provided to or discussed with us by Acquiror management reflecting the views of Acquiror management with respect to the Acquiror’s proved oil, natural gas and natural gas liquids reserves (the “Acquiror Reserves Information”) and adjustments to the Acquiror Reserves Information prepared and provided to or discussed with us by Acquiror management to reflect, among other things, estimates of the oil, natural gas and natural gas liquids to be acquired by the Acquiror upon consummation of the LRR Transaction based on certain oil, natural gas and natural gas liquids reserve reports prepared by LRR’s management with respect to the LRR’s proved oil, natural gas and natural gas liquids reserves (the “LRR Reserves Information” and as so adjusted by Acquiror Management, the “Acquiror Adjusted LRR Reserves Information” and, taken together with the Acquiror Reserves Information, the “Acquiror/LRR Reserves Information”);
•	reviewed certain publicly available market data regarding future oil, natural gas and natural gas liquids commodity pricing (collectively, including information regarding pricing differentials applicable to the Company’s proved oil, natural gas and natural gas liquids reserves, as provided by Company management and information regarding pricing differentials applicable to the Acquiror’s proved oil, natural gas and natural gas liquids reserves, as provided by Acquiror management, the “Oil and Gas Pricing Data”);
•	discussed with members of the managements of the Company and/or the Acquiror (i) the business, operations, financial condition and prospects of the Company after giving effect to the consummation of the ETP Disposition and the Acquiror after giving effect to the consummation of the LRR Transaction, (ii) the Company’s and the Acquiror’s proved oil, natural gas and natural gas liquids reserves after giving effect to the consummation of the LRR Transaction and (iii) the Merger;
•	compared certain business, financial and other information regarding the Company and the Acquiror after giving effect to the consummation of the ETP Disposition and the LRR Transaction with publicly available business, financial and other information regarding certain companies with publicly traded equity securities that we deemed relevant;
•	reviewed the publicly available financial terms of certain other business combinations and other transactions that we deemed relevant;
•	reviewed the current and historical market prices and trading volumes of the Company Units and the Acquirer Units; and
•	conducted such other financial studies, analyses and investigations and considered such other information and factors as we deemed appropriate.

In connection with our review, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided or otherwise made available to us, discussed with or reviewed by us, or that was publicly available, and we have not independently verified the accuracy or completeness of any such information. With respect to the Company Projections, we have been advised by the management of the Company and we have assumed that they have been reasonably prepared in good faith and reflect the best currently available estimates, judgments and assumptions of the management of the Company as to the future financial performance of the Company after giving effect to the consummation of the ETP Disposition. With respect to the Acquiror Projections for the Company, we have been advised by the management of the Acquiror and we have assumed that they have been reasonably prepared in good faith and reflect the best currently available estimates, judgments and assumptions of the management of the Acquiror as to the future financial performance of the Company after giving effect to the consummation of the ETP Disposition. With respect to the Acquiror Projections, we have been advised by the management of the Acquiror and we have assumed that they have been reasonably prepared in good faith and reflect the best currently available estimates, judgments and assumptions of the management of the Acquiror as to the future financial performance of the Acquiror after giving effect to the consummation of the LRR Transaction. With respect to the Company Consultant’s Reserve Reports that we have reviewed, we have assumed that such reports have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the Company’s third-party oil, natural gas and natural gas liquids reserves consultants and management of the Company as to the Company’s proved oil, natural gas and natural gas liquids reserves as of the date set forth in such report. With respect to the Acquiror Consultant’s Reserve Reports that we have reviewed, we have assumed that such reports have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the Acquiror’s third-party oil, natural gas and natural gas liquids reserves consultants as to the Acquiror’s proved oil, natural gas and natural gas liquids reserves as of the date set forth in such report. With respect to the Company Reserves Information that we have reviewed, we have been advised and have assumed that such information has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the Company’s proved oil, natural gas and natural gas liquids reserves. With respect to the Acquiror Reserves Information that we have reviewed, we have been advised and have assumed that such information has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Acquiror as to the Acquiror’s proved oil, natural gas and natural gas liquids reserves. With respect to the LRR Reserves Information that we have reviewed, we have assumed that such reports have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of LRR as to LRR’s proved oil, natural gas and natural gas liquids reserves. With respect to the Acquiror Adjusted LRR Reserves Information that we have reviewed, we have been advised and have assumed that such information has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Acquiror as to LRR’s proved oil, natural gas and natural gas liquids reserves. With respect to the Acquiror/LRR Reserves Information that we have reviewed, we have been advised and have assumed that such information has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Acquiror as to the Acquiror’s proved oil, natural gas and natural gas liquids reserves after giving effect to the consummation of the LRR Transaction.

With your consent, we have assumed that the Acquiror Projections for the Company, the Acquiror Projections, the Company Consultant’s Reserve Reports, the Company Reserves Information, the Acquiror Consultant’s Reserve Report, the Acquiror Reserves Information, the Acquiror Adjusted LRR Reserves Information, the Acquiror/LRR Reserves Information and the Oil and Gas Pricing Data are a reasonable basis on which to evaluate the Company, the Acquiror and the proposed Merger and, at your direction, we have relied upon the Acquiror Projections for the Company, the Acquiror Projections, the Company Consultant’s Reserve Reports, the Company Reserves Information, the Acquiror Consultant’s Reserve Reports, the Acquiror Reserves Information, the Acquiror Adjusted LRR Reserves Information, the Acquiror/LRR Reserves Information and the Oil and Gas Pricing Data for purposes of our analyses and this opinion. We assume no responsibility for, and express no view as to, any such forecasts, projections, reserves information, pricing data or estimates or the judgments or assumptions upon which they are based. We also have assumed that there have been no material changes in the business, operations, financial condition and prospects of the Company or the Acquiror since the respective dates of the most recent financial statements and other information provided to us. In arriving at our opinion, we have not conducted any physical inspection of any of the properties or assets or been provided with any independent evaluations or appraisals of any of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror other than the reserves reports and reserves information described above.

In rendering our opinion, we have with your consent assumed that the final form of the Merger Agreement, when signed by the parties thereto, will not differ from the copy reviewed by us, that the LRR Transaction will be consummated prior to the Merger and that the Merger will be consummated in accordance with the Merger Agreement, in each case in compliance with all applicable laws, without waiver, modification or amendment of any terms or conditions, and that, in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the LRR Transaction or the Merger, no delays, limitations, restrictions or conditions will be imposed that would have an adverse effect on the Acquiror, the Company or the contemplated benefits of the LRR Transaction or the Merger. In addition, we have relied upon, without independent verification (i) the assessments of the management of the Acquiror with respect to the Acquiror’s ability to integrate the businesses of the Company and the Acquiror and (ii) the assessments of the management of the Company and the Acquiror as to the Company’s and the Acquiror’s existing technology and future capabilities with respect to the extraction of the Company’s, the Acquiror’s and LRR’s oil, natural gas and natural gas liquids reserves and, with your consent, have assumed that there have been no developments that would adversely affect such management’s views with respect to such technologies and capabilities. You have advised us and for purposes of our analyses and our opinion we have assumed that, for U.S. federal income tax purposes, the Merger will treated as a contribution, as described in Section 721 of the Internal Revenue Code of 1986, as amended, of all of the assets of the Company to the Acquiror in exchange for the merger consideration, the cash received in lieu of fractional Acquiror Units and the assumption of liabilities. Our opinion is necessarily based on economic, market, financial and other conditions existing, and information made available to us, as of the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. In addition, as you are aware, the financial projections and estimates relating to the future financial performance of the Company and the Acquiror that we have reviewed and relied upon reflect assumptions that the ETP Disposition and the LRR Transaction will be consummated prior to the consummation of the Merger and certain assumptions regarding the oil, natural gas and natural gas liquids industry and certain commodity prices that are subject to significant volatility and that, if different than assumed, could have a material impact on our analyses and opinion. Furthermore, as you are aware, the credit, financial and stock markets have experienced significant volatility and we express no opinion or view as to any potential effects of such volatility on the Company, the Acquiror, LRR or the Merger.

Our opinion only addresses the fairness, from a financial point of view, to the Acquiror of the Exchange Ratio in the Merger pursuant to the Merger Agreement and, other than assuming the consummation of the ETP Disposition and the LRR Transaction, does not address any other terms, aspects or implications of the Merger or any agreements, arrangements or understandings entered into in connection therewith or otherwise, including, without limitation, the terms or merits of the ETP Disposition and the LRR Transaction or, except as specifically contemplated by the Aquiror Projections for the Company or the Acquiror Projections, take into account any other transactions that may be contemplated by the managements of the Company or the Acquiror. Furthermore, our opinion does not address (i) the appropriate capital structure of the Acquiror after giving effect to the LRR Transaction and the Merger or the amounts, types, classes and terms of the securities to be issued by the Acquiror in the LRR Transaction or the Merger, to finance the LRR Transaction or the Merger or to finance or refinance the pro forma combined entity resulting from the Merger, (ii) the dilutive or other pro forma effects of the LRR Transaction or the Merger or the other transactions contemplated thereby on the existing security holders of the Acquiror or (iii) the fairness (financial or otherwise) of the amount or nature of, or any other aspect relating to, any compensation to be received by any officers, directors or employees of any parties to the Merger, or class of such persons, relative to the Exchange Ratio or otherwise. No opinion, counsel or interpretation is intended as to matters that require legal, regulatory, accounting, insurance, tax, environmental or other similar professional advice including, without limitation, any advice regarding the amounts of any company’s oil, natural gas and natural gas liquids reserves, the riskings of such reserves or any other aspects of any company’s (including the Company’s, the Acquiror’s and LRR’s) oil, natural gas and natural gas liquids reserves. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have, with your consent, relied upon the assessments of the Company, the Acquiror and their advisors, as to all legal, regulatory, accounting, insurance, tax and environmental matters with respect to the Company, the Acquiror, the ETP Disposition, the LRR Merger and the Merger. Our opinion does not address the merits of the underlying decision by the Board of Directors of the Acquiror or the Acquiror to enter into the Merger Agreement or the relative merits of the Merger as compared with alternative business strategies or transactions available to the Acquiror or any other participant in the Merger. Our opinion does not constitute a recommendation as to or otherwise address how the members of Board of Directors of the Acquiror, the holders of the Acquiror Units or any other person should vote or act in respect of the Merger or any related matter. We do not express any opinion as to what the value of the Acquiror Units actually will be when issued pursuant to the Merger or the price or range of prices at which Company Units or Acquiror Units could be purchased or sold at any time.

We have assumed that the Acquiror Units to be issued in the Merger to the holders of Company Units will be listed on the NASDAQ Global Stock Market.

The issuance of this opinion was approved by an authorized committee of Wells Fargo Securities. Wells Fargo Securities is the trade name for certain capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC. Wells Fargo Securities will receive a fee for acting as financial advisor to the Acquiror in connection with the Merger, a portion of which became payable to us upon the rendering of this opinion and the principal portion of which is contingent upon the consummation of the Merger. In addition, the Acquiror has agreed to reimburse certain expenses incurred by Wells Fargo Securities in connection with its engagement, and has agreed to indemnify us and certain related parties against certain liabilities that may arise out of our engagement.

Wells Fargo Securities and our affiliates provide a full range of investment banking and financial advisory services, securities trading and brokerage services and lending services. In the ordinary course of business, Wells Fargo Securities and our affiliates may hold long or short positions, and may trade or otherwise effect transactions, for our and their own accounts and for the accounts of customers, in the equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and their respective affiliates (which, after the consummation of the LRR Transaction, will include LRR), as well as provide investment banking and other financial services to such companies and entities. Wells Fargo Securities and our affiliates, including Wells Fargo Bank, N.A., have in the past provided, may currently be providing and may in the future provide investment banking and other financial services to the Company, the Acquiror and certain of their respective affiliates for which we and our affiliates have received and would expect to receive compensation including, during the past two years (i) with respect to the Company, acting as administrative agent and a lender under the Company’s credit facility and having participated in amendments thereto; and joint bookrunning lead managing underwriter in connection with an offering of Company Units in 2013; (ii) with respect to the Acquiror, having acted as joint bookrunning lead managing underwriter in connection with two offerings of Acquiror Units in 2013; and (iii) with respect to LRR, acting as administrative agent and a lender under LRR’s credit facility and having participated in an amendment thereto.

Wells Fargo Securities and our affiliates have adopted policies and procedures designed to preserve the independence of our research and credit analysts whose views may differ from those of the members of the team of investment banking professionals involved in preparing this opinion.

It is understood that this opinion is for the information and use of the Board of Directors of the Acquiror (in its capacity as such) in connection with its evaluation of the Merger. Neither this opinion nor any other advice or services rendered by us in connection with the proposed Merger or otherwise, should be construed as creating, and Wells Fargo Securities shall not be deemed to have, any fiduciary duty to the Board of Directors of the Acquiror, the Acquiror, any of their respective security holders or creditors, or any other person, regardless of any prior or ongoing advice or relationships.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the Acquiror.

Very truly yours,

/s/ Wells Fargo Securities, LLC

WELLS FARGO SECURITIES, LLC

May 21, 2015

The Board of Directors of
Eagle Rock Energy G&P, LLC
1415 Louisiana Street, Suite 2700
Houston, Texas 77002

Members of the Board of Directors:

We understand that Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), Eagle Rock Energy GP, L.P., a Delaware limited partnership and the sole general partner of the Partnership (the “Partnership GP”), Vanguard Natural Resources, LLC, a Delaware limited liability company (“Parent”), and Talon Merger Sub, LLC, a Delaware limited liability company and a wholly owned indirect subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement ”), pursuant to which (i) Merger Sub will merge with and into the Partnership and the separate existence of Merger Sub will cease, and (ii) the Partnership will be the surviving entity and become a wholly owned indirect subsidiary of Parent (the “Merger”). By virtue of the Merger, each outstanding common unit of the Partnership (each, a “Partnership Common Unit”), other than Partnership Common Units owned by the Partnership, Parent or their respective wholly owned subsidiaries, will be converted into the right to receive 0.185 (the “Exchange Ratio”) of a common unit of Parent (each, a “Parent Common Unit”). As a result of the Merger, Partnership GP will remain the sole general partner of the Partnership, and Parent will become the sole limited partner of the Partnership. The terms and conditions of the Merger are more fully set forth in the Merger Agreement, and terms used herein and not defined shall have the respective meanings ascribed thereto in the Merger Agreement.

The Board of Directors of Eagle Rock Energy G&P, LLC, the general partner of Partnership GP (the “Board”), has asked us whether, in our opinion, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of each outstanding Partnership Common Unit (other than those Partnership Common Units held by the Partnership, Parent or their respective wholly owned subsidiaries).

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Partnership, Parent and LRR Energy, L.P. (“LRE”) that we deemed to be relevant, including publicly available research analysts’ estimates;
(ii)	reviewed certain non-public projected financial and operating data and reserve projections relating to the Partnership, Parent and LRE prepared and furnished to us by the management teams of the Partnership, Parent and LRE, respectively;
(iii)	reviewed publicly available research analyst estimates for the Partnership’s and Parent’s future financial performance; and
(iv)	discussed past and current operations, financial projections and current financial condition of the Partnership, Parent and LRE with the management teams of the Partnership, Parent and LRE, respectively (including each management team’s views on the risks and uncertainties of achieving its projections);
(v)	reviewed the reported prices and the historical trading activity of the Partnership Common Units and Parent Common Units;
(vi)	compared the financial and operating performance of the Partnership and Parent and certain of their market trading metrics with those of certain other publicly-traded companies that we deemed relevant;

Evercore Group L.L.C. 55 East 52nd Street New York, NY 10055 Tel: 212.857.3100 Fax: 212.857.3101

The Board of Directors of
Eagle Rock Energy G&P, LLC
May 21, 2015

(vii)	compared the proposed financial terms of the Merger with publicly-available financial terms of certain transactions that we deemed relevant;
(viii)	compared the relative contribution by each of the Partnership and Parent, both with and without LRE, of certain financial metrics we deemed relevant with the relative ownership as implied by the Exchange Ratio;
(ix)	reviewed a draft of the Merger Agreement dated May 21, 2015; and
(x)	performed such other analyses and examinations and considered such other factors that we deemed appropriate for purposes of providing the opinion contained herein.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with or reviewed by us, and we assume no liability therefor. With respect to the projections of the Partnership, Parent and LRE that were furnished to us, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future competitive, operating and regulatory environments and related financial performance of the Partnership, Parent or LRE, respectively. We express no view as to any such financial projections or the assumptions on which they are based. We express no view as to any reserve or resource data relating to the Partnership, Parent or LRE or the assumptions on which they are based.

For purposes of rendering our opinion, we have assumed that the final versions of all documents reviewed by us in draft form, including the Merger Agreement, will conform in all material respects to the drafts reviewed by us, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. We have assumed that any modification to the structure of the Merger will not vary in any respect material to our analysis. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger and the other transactions contemplated by the Merger Agreement will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Partnership or the consummation of the Merger or materially reduce the benefits to the holders of the Partnership Common Units of the Merger.

For purposes of this letter and our opinion, we have not made, or assumed any responsibility for making, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership or any of its subsidiaries, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Partnership or any of its subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

The Board of Directors of
Eagle Rock Energy G&P, LLC
May 21, 2015

For purposes of this letter and our opinion, we have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness, from a financial point of view, of the Exchange Ratio, as of the date hereof, to the holders of Partnership Common Units (other than the Partnership, Parent or any of their respective wholly owned subsidiaries). We do not express any view on, and our opinion does not address, the fairness, financial or otherwise, of the Merger to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Partnership, nor as to the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Partnership, or any class of such persons, whether in connection with the Merger or otherwise. We express no opinion as to the price at which the Partnership Common Units or the Parent Common Units will trade at any time, including as to what the actual value of the Parent Common Units will be when issued in connection with the Merger. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies or opportunities that might be available to the Partnership, nor does it address the underlying business decision of the Partnership to engage in the Merger. Neither this letter nor our opinion constitutes a recommendation to the Board or to any other persons in respect of the Merger, including as to how any holder of Partnership Common Units or Parent Common Units should vote or act in respect of the Merger. We are not legal, regulatory, accounting or tax experts, and we have assumed the accuracy and completeness of assessments by the Partnership and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion. The Partnership has also agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a success fee if the Merger is consummated. We are performing our services to the Partnership under our engagement letter with the Partnership dated June 6, 2013 (as amended, the “Engagement Letter”), pursuant to which we also served as the Partnership’s financial advisor in connection with the Partnership’s transfer of midstream assets to Regency Energy Partners LP and its affiliates and received a financial advisory fee for such services. Otherwise, during the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates, on the one hand, and the Partnership, Parent, LRE or any of their respective affiliates, on the other hand, pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We and our affiliates may provide financial advisory or other services to the Partnership, Parent, LRE or their respective affiliates in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Partnership, Parent and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information of, the Board in connection with its evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, used, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval and except as otherwise set forth in the Engagement Letter. In accordance with the Engagement Letter, a copy of this opinion may be included in any document that the Partnership determines is required to be filed with the U.S. Securities and Exchange Commission or required to be mailed by the Partnership to its unitholders relating to the Merger, provided that the opinion is reproduced in full in such filing or mailing and all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to Evercore’s prior written consent with respect to form and substance, which consent shall not be unreasonably withheld, delayed or conditioned.

The Board of Directors of
Eagle Rock Energy G&P, LLC
May 21, 2015

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Partnership Common Units (other than those Partnership Common Units held by the Partnership, Parent or their respective wholly owned subsidiaries).

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Timothy Carlson Timothy Carlson Senior Managing Director